Form 20-F
period 2002-07-31
WOLSELEY PLC
filed 2002-12-20
CIK 1139313

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED JULY 31, 2002
OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-15186
WOLSELEY plc
(Exact Name of Registrant as Specified in its Charter)

England and Wales
(Jurisdiction of Incorporation or Organization)
Parkview 1220
Arlington Business Park
Theale
Reading, Berkshire, RG7 4GA, United Kingdom
(Address of Principal Executive Offices)

Securities Registered or to be Registered Pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange
American Depositary Shares, evidenced by American Depository Receipts, each representing five (5) Ordinary Shares	New York Stock Exchange
Ordinary Shares of 25p each*	New York Stock Exchange

*	Listed, not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities Registered or to be Registered Pursuant to Section 12(g) of the Act:
None
Securities for Which There is a Reporting Obligation Pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of October 31, 2002.

Ordinary Shares of 25p each          577, 963,907*

*	Includes 224,596 American Depositary Shares representing 1,122,980 Ordinary Shares.

     Indicate by checkmark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

     YES               NO

     Indicate by check mark which financial statement item the registrant has elected to follow.

     ITEM 17               ITEM 18

Back to Contents

TABLE OF CONTENTS

Back to Contents

GENERAL

     As used in this Annual Report, “Company” refers to Wolseley plc and “Wolseley” or the “Group” refers collectively to Wolseley plc and its consolidated subsidiaries.

     The consolidated financial statements of Wolseley appearing in this Annual Report (the “Consolidated Financial Statements”) are presented in pounds sterling and are prepared in accordance with accounting principles generally accepted in the United Kingdom (“UK”) (“UK GAAP”). UK GAAP differs in certain respects from accounting principles generally accepted in the United States (“US”) (“US GAAP”). The significant differences between UK GAAP and US GAAP relevant to Wolseley are on page F-41 of the Consolidated Financial Statements.

     This Annual Report contains amounts in British pounds sterling (“£”) or pence (“p”) (1p is equivalent to 1/100 of £1). For information on exchange rates between British pounds sterling and US dollars (“US dollars” or “$”) or cents (“¢”), see “Item 3 – Key Information – British Pounds Sterling Exchange Rate Information” on page 6. As of November 29, 2002, the exchange rate between the US dollar and British pound was $1.5521 per £1.00.

CAUTIONARY STATEMENT FOR PURPOSES OF THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

     This Annual Report contains forward-looking statements. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this statement for the express purpose of availing itself of the protections of the safe harbor with respect to all forward-looking statements. Several important factors, in addition to the specific factors discussed in connection with such forward-looking statements individually, could affect Wolseley’s future results and could cause those results to differ materially from those expressed in the forward-looking statements contained in this Annual Report.

     All statements, other than statements of historical fact, included in this Annual Report including, without limitation, the statements under “Key Information,” “Information on the Group,” “Operating and Financial Review and Prospects” and “Quantitative and Qualitative Disclosures about Market Risk” are, or may be deemed to be, forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Important factors that could cause actual results to differ materially from those discussed in such forward-looking statements (“Cautionary Statements”) include, but are not limited to, changes in economic conditions, including in particular the general strength or weakness of the plumbing and heating and building materials industries in North America and Europe, in both the private (residential and commercial) and public secto rs; risks related to Wolseley’s growth strategy; fluctuations in product pricing; Wolseley’s ability to manage its growth; actions of competitors; risks related to Wolseley’s international operations; Wolseley’s ability to identify and successfully integrate acquisitions and realize synergies from acquired companies; Wolseley’s ability to finance acquisitions; changes in government regulations in countries in which Wolseley has operations; Wolseley’s ability to retain and attract personnel; continued development of e-business distribution alternatives; and changes in exchange rates. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on behalf of the Company are expressly qualified in their entirety by such Cautionary Statements.

Back to Contents

     The Company wishes to caution each reader of this Annual Report to consider carefully these factors as well as the specific factors that may be discussed with each forward-looking statement in this Annual Report or disclosed in the Company’s filings with the US Securities and Exchange Commission (the “SEC”) as such factors, in some cases, could affect Wolseley’s ability to implement its business strategy and cause actual results to differ materially from those contemplated by the statements expressed herein.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

A.     Selected Financial Data

     The selected financial data set forth below for, and as of the end of, the five fiscal years ended July 31, 2002, 2001, 2000, 1999 and 1998 are derived from the Consolidated Financial Statements included elsewhere in this Annual Report or previously published. These selected financial data are qualified in their entirety by reference to, and should be read in conjunction with, the Consolidated Financial Statements and “Operating and Financial Review and Prospects” included in Item 5 of this Annual Report.

     The Company’s Consolidated Financial Statements are prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP. Reconciliations to US GAAP are set forth on page F-41 of the Consolidated Financial Statements.

Back to Contents

	Year Ended July 31,
	2002		2001		2000 (Restated)		1999 (Restated)		1998
	£m		£m		£m		£m		£m

	(Amounts in millions, except per share amounts)
Amounts in accordance with UK GAAP
Consolidated Profit and Loss Account Data
Turnover (Sales)	7,967.6		7,194.9		6,403.4		5,505.0		4,759.5
Operating profit before exceptionals and goodwill amortization	463.9		414.2		385.7		330.2		277.4
Exceptional items (1)	–		–		–		(11.6)		–
Goodwill amortization (2)	(26.7)		(17.8)		(12.5)		(5.5)		–
Operating profit	437.2		396.4		373.2		313.1		277.4
Exceptional loss on disposal of operations (3)	–		(70.0)		(42.6)		(3.1)		(5.3)
Profit on ordinary activities before interest	437.2		326.4		330.6		310.0		272.1
Net interest (payable)/receivable	(26.5)		(35.2)		(28.3)		(3.6)		2.1
Profit on ordinary activities before tax	410.7		291.2		302.3		306.4		274.2
Taxation (4) (6)	(122.5)		(106.1)		(111.1)		(105.8)		(97.8)
Profit on ordinary activities after tax	288.2		185.1		191.2		200.6		176.4
Minority interests	–		–		(0.4)		(0.5)		(0.4)
Profit accruing to ordinary capital	288.2		185.1		190.8		200.1		176.0
Earnings per share before exceptionals and goodwill amortization	54.58	p	47.43	p	41.79	p	38.29	p	32.70	p
Earnings per share after exceptionals and goodwill amortization	49.96	p	32.17	p	33.24	p	34.90	p	30.80	p
Dividends, net per share	18.90	p	16.90	p	15.35	p	13.75	p	12.50	p
Consolidated Balance Sheet Data
Total assets (fixed assets plus current assets)	3,894.0		3,995.8		3,248.9		2,813.2		2,398.2
Net assets	1,599.9		1,496.4		1,324.7		1,097.6		961.0
Share capital	144.5		144.1		143.7		143.5		143.2
Number of shares in issue at period end	577.9		576.3		574.8		574.0		573.0
Amounts in accordance with US GAAP (5)
Net income (7)	243.9		173.4		191.9		175.0
Basic earnings per share	42.26	p	30.14	p	33.41	p	30.53	p
Diluted earnings per share	41.84	p	30.09	p	33.38	p	30.48	p
Total assets	4,092.7		4,223.0		3,511.5		3,167.2
Shareholders’ funds	1,851.5		1,841.0		1,704.9		1,551.6

(1)	The 1999 exceptional charge of £11.6 million relates to the integration of the acquisitions of Hall & Co, British Fittings Group Plc and Porcher Distribution in the European Distribution segment. These costs primarily related to workforce rationalization and systems integration.
(2)	Prior to August 1, 1998, goodwill arising on consolidation and purchased goodwill was written off to reserves in accordance with UK GAAP. Following publication of Financial Reporting Standard (“FRS”) 10, Goodwill and Intangible Assets, a revised policy for accounting for goodwill was adopted with effect from August 1, 1998. Goodwill arising from acquisitions completed on or after that date is capitalized and amortized on a straight line basis over a period of not more than 20 years.
(3)	The exceptional loss on disposal for the year ended July 31, 2001 and for the year ended July 31, 2000 relates to the disposal of the Group’s manufacturing businesses. The exceptional loss on disposal in 1999 and 1998 relates to the sale of other subsidiaries.
(4)	Taxation includes an exceptional credit in the year ended July 31, 2000 of £6.0 million and an exceptional charge in 1998 of £5.6 million relating to the disposal of a subsidiary in 1998.
(5)	See Note 41 of the Consolidated Financial Statements for significant differences between UK GAAP and US GAAP.
(6)	Following the adoption in the UK of a new accounting standard for deferred taxation, the balance sheet as of July 31, 2000 and the results for each of the two years in the period then ended have been restated. This has no impact on the earnings under US GAAP.
(7)	Following the adoption of the new US accounting standards for business combinations and goodwill, goodwill on acquisitions completed since July 1, 2001 has not been amortized. Goodwill amortization included in the determination of net income under US GAAP in the years ended July 31, 2002, 2001, 2000 and 1999 was £46.0 million, £38.3 million, £34.0 million and £29.9 million respectively. From August 1, 2002 goodwill will cease to be amortized under US GAAP.

Back to Contents

British Pounds Sterling Exchange Rate Information

     The following tables set forth, for the periods indicated, period ends, average, high, and low exchange rates between British pounds sterling and US dollars based on the noon buying rate in New York City for cable transfer in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on the date of the information so translated (expressed in US dollars per pound sterling). These rates are provided solely for the reader’s convenience and are not necessarily the exchange rates (if any) used by the Company in the preparation of the Consolidated Financial Statements included elsewhere in this Annual Report.

		US Dollars per British Pounds Sterling Exchange Rate
Month		High	Low

March	2002	1.4287	1.4146
April	2002	1.5930	1.4310
May	2002	1.4676	1.4474
June	2002	1.5285	1.4574
July	2002	1.5800	1.5206
August	2002	1.5709	1.5192
September	2002	1.5687	1.5409
October	2002	1.5709	1.5423
November	2002	1.5919	1.5473

Company fiscal year ended July 31,	US Dollars per British Pounds Sterling Average of the Noon Buying Rate on the Last Business Day of Each Full Month

1998	1.6504
1999	1.6359
2000	1.5811
2001	1.4418
2002	1.4594

     On November 29, 2002, the most recent practicable date for this report, the Noon Buying Rate was $1.5521 = £1.00 (consequently, $1.00 = £0.64 at this rate).

     Fluctuations in the exchange rate between British pounds sterling and US dollars will affect the US dollar equivalent of the British pounds sterling denominated prices of the Company’s Ordinary Shares and, as a result, will affect the market prices of the Company’s American Depositary Shares (“ADSs”) in the US.

B. Capitalization and Indebtedness

     Not applicable.

C. Reasons for the Offer and Use of Proceeds

     Not applicable.

Back to Contents

D. Risk Factors Relating to Wolseley’s Industry and Business

     You should carefully consider the risk factors discussed below, as well as other information included in this Annual Report. Wolseley’s business, financial condition or results of operations could be materially adversely affected by any or all of these risks.

Wolseley is subject to inherent risks of the commercial and residential construction and building materials industries.

     Many of Wolseley’s products are distributed to professional contractors in connection with commercial, industrial and residential construction projects. The level of activity in residential construction markets depends on many factors Wolseley cannot control. These include general economic conditions, mortgage and other interest rates, inflation, unemployment, demographic trends, gross domestic product growth and consumer confidence in each of the countries and markets in which Wolseley operates. Historically, both new housing starts and residential remodeling decrease in slow economic periods. The level of activity in the commercial and industrial construction market depends largely on vacancy rates and general economic conditions. Because residential and commercial and industrial construction markets are sensitive to changes in the economy, downturns (or lack of substantial improvement) in the economy in any of Wolseley’s geographic markets could adversely affect Wolseley’s business, financial condition and results of operations. In fact, the US economy slowed following the events of September 11, 2001. In addition, the market in continental Europe, which accounted for approximately 11% of Wolseley’s sales in the year ended July 31, 2002, had softened in the last quarter of Wolseley’s fiscal year ended July 31, 2001 and did not show signs of improvement during fiscal 2002. To the extent soft market conditions in continental Europe persist for an extended period of time, Wolseley’s business, financial condition and results of operations may be adversely affected. In addition, the commercial and residential construction and building materials industries may be affected by weather conditions. Because of these factors, there may be fluctuations in Wolseley’s operating results and the results for any period may not be indicative of results for any future period.

There are risks related to Wolseley’s operating and growth strategies.

     A key element of Wolseley’s strategy is to increase the profitability and revenues of its existing businesses and the businesses it acquires. Although Wolseley has been implementing this strategy over the past several years, it cannot provide assurances that it will be able to continue to do so successfully. Another key component of Wolseley’s strategy is to operate its businesses on a decentralized basis, with local management being responsible for day-to-day operations, profitability and the organic growth of the individual business. If Wolseley does not maintain proper controls, this decentralized operating strategy could result in inconsistent operating and financial practices. As a result, Wolseley’s overall profitability could be adversely affected.

     Wolseley’s ability to generate organic growth will be affected by various factors, including its ability to:

–	increase sales to existing customers;

–	attract new customers;

–	improve operating efficiency;

–	reduce operating and overhead expenses;

Back to Contents

–	introduce new products/or lines of business;

–	increase net margins; and

–	hire and retain employees.

     Many factors affecting Wolseley’s ability to generate organic growth may be beyond its control. Wolseley cannot be sure that its strategies will be successful or that it will be able to generate enough cash flow to fund its operations and support organic growth. This could materially and adversely affect its business, financial condition and results of operations.

Fluctuating product prices and unexpected product shortages may impair Wolseley’s operating results.

     The market price of lumber, gypsum, stainless steel, aluminum, copper, nickel alloys, plastic and other products (or commodities used in such products) distributed by Wolseley can fluctuate quickly and significantly. These fluctuations may adversely affect Wolseley’s results of operations. For example, the average price for framing lumber, a significant product for Wolseley’s US Building Materials Distribution segment, reached a seven year low in January 2001 and while lumber prices recovered subsequent to January 2001, the average lumber price for the fiscal year ended July 31, 2001 as a whole was 16.2% below that of the previous financial year. Lower lumber prices had the effect of reducing sales and profitability of that segment during the 2001 fiscal year. For 2002 the average price was virtually unchanged on 2001 but again saw significant fluctuation within the year. Since July 31, 2002 the price has fallen further. For additional information on the effect of lumber prices, see “Item 4 – Information on the Group – Business Overview – Raw Materials and Commodities” on page 24.

     Wolseley distributes plumbing and heating materials and building supplies, including lumber, from a wide variety of manufacturers and suppliers. None accounted for more than 5% of the Group’s total material and supply purchases during the 2002 fiscal year. Despite this diversified base, Wolseley may still experience shortages as a result of unexpected demand or production difficulties. If Wolseley is unable to obtain sufficient products from manufacturers and suppliers, there could be a short-term material adverse effect.

Wolseley’s business growth could outpace the capability of its management and systems.

     Wolseley expects to grow both organically and through acquisitions. Wolseley expects to expend significant time and effort in evaluating, completing and integrating acquisitions and opening new facilities. Wolseley cannot be certain that its systems, procedures and controls will be adequate to support its expanding operations. Any future growth also will impose significant additional responsibilities on Wolseley’s senior management and executive officers. Wolseley’s success will also depend on recruiting new senior level managers and officers which it may or may not be able to recruit and retain. To the extent Wolseley cannot accomplish these matters, its business, financial condition and results of operations could be materially and adversely affected.

Wolseley may lose business to competitors and otherwise be unable to compete favorably in its industries.

     The plumbing and heating and building materials industries in several of the countries in which Wolseley operates are fragmented. The principal competitive factors are availability of materials and supplies, pricing of products, customer service, availability of credit, technical product knowledge with respect to application and usage, and advisory and other service capabilities. Wolseley’s competition varies by product line, type of customer and geographic

Back to Contents

market. Wolseley competes with many local, regional, and, in certain markets and productcategories, other national distributors and product manufacturers. Wolseley also, to a much more limited extent, competes with the large home center chains, such as The Home Depot and Lowe’s in the US, for business from professional contractors. Wolseley cannot be sure that competition from such large home center chains will not, in the future, include greater competition for the business of professional contractors. Certain of the companies that compete with Wolseley may have substantially greater financial and other resources. No assurance can be given that Wolseley will be able to respond effectively to the competitive pressures. Increased competition by existing and future competitors could result in reductions in sales, prices, volumes and gross margins that could materially adversely affect Wolseley’s business, financial condition and results of operations. Further more, its success will depend, in part, on its ability to gain market share from competitors.

Wolseley is subject to risks related to its international operations.

     Wolseley has principal operations in the US, Canada and Europe and plans to continue to expand in each area. Accordingly, Wolseley is subject to specific risks of conducting business in these geographic regions. For example:

–	Wolseley may have difficulty managing and administering an internationally-dispersed business. In particular, the management of Wolseley’s personnel across offices in 12 countries can present logistical and management challenges. Additionally, international operations present challenges related to operating under different business cultures and languages;

–	fluctuations in currency exchange rates may negatively affect Wolseley’s operating results;

–	economic or political instability in some international markets may adversely affect Wolseley’s businesses in those regions;

–	Wolseley may have to comply with unexpected changes in foreign laws and regulatory requirements with which it may not be familiar;

–	export controls or other regulatory restrictions could prevent Wolseley from shipping its products into and from some markets;

–	Wolseley may not be able to adequately protect its trademarks and other intellectual property overseas due to uncertainty of laws and enforcement in certain countries relating to the protection of intellectual property rights; and

–	changes in tax regulation and international tax treaties could significantly reduce the financial performance of Wolseley’s foreign operations.

Although there has not yet been any material adverse effect on Wolseley’s business, financial condition or results of operations, as a result of these factors, Wolseley cannot be sure that this will continue.

Wolseley’s success may be limited by its inability to identify and successfully integrate acquisitions.

     Wolseley intends to continue to grow by acquiring additional plumbing and heating, building materials and complementary distribution businesses. Competition for these acquisitions may limit the number of acquisitions and lead to higher acquisition prices. There

Back to Contents

can be no assurance that Wolseley will be able to identify, acquire or manage profitably additional businesses or to successfully integrate any acquired businesses into Wolseley without substantial costs, delays or other operational or financial problems. Acquisitions also involve a number of special risks, including possible lower margins, failure to achieve expected results, diversion of management’s attention, failure to retain key personnel of the acquired business and risks associated with unanticipated events or liabilities, any of which could have a material adverse effect on Wolseley’s business, financial condition and results of operations.

Wolseley may not have access to sufficient funding to finance future acquisitions.

     If Wolseley cannot secure acceptable financing, it may be unable to pursue its acquisition and growth strategies successfully. Wolseley cannot predict the timing, size and success of its acquisitions or the capital it will need for those efforts. Using cash for acquisitions could limit Wolseley’s financial flexibility and increases the likelihood that Wolseley will need to seek additional capital through future debt or equity financings. Additional debt may include financial covenants limiting Wolseley’s operational and financial flexibility. Ordinary Shares may be used as a component of the consideration for future acquisitions. Issuances of Ordinary Shares for acquisitions or additional equity financing may dilute the ownership interests of the Company’s shareholders, including holders of ADRs. If the Company’s Ordinary Shares do not maintain a sufficient market value or potential acquisition candidates are unwilling to accept Ordinary Shares, Wolseley may be required to use more of its cash resources to pursue its acquisition program. Wolseley cannot provide assurances that additional debt or equity financing will be available on acceptable terms.

Wolseley may be adversely affected by governmental regulations.

     Wolseley’s operations are affected by various statutes, regulations and laws in the countries and markets in which it operates. While Wolseley is not engaged in a “regulated” industry, it is subject to various laws applicable to businesses generally, including laws affecting land usage, zoning, environmental, health and safety, labor and employment practices, competition and other matters. In addition, building codes may affect the products Wolseley’s customers are allowed to use, and consequently, changes in building codes may affect the saleability of certain Wolseley products. Wolseley cannot predict whether future developments in laws and regulations concerning its businesses will affect its earnings or cash flow in a materially adverse manner or whether its operating units will be successful in meeting future demands of regulatory agencies in a manner which will not materially adversely affect Wolseley’s business, financial condition or results of operations.

     An important element of Wolseley’s strategy is the continued development of e-commerce opportunities to promote organic growth. Wolseley’s efforts in this area are subject to regulations in Europe relating to the Internet, including a European Union directive aimed at protecting Internet user privacy. This directive codifies major aspects of personal privacy protections and obligates companies such as Wolseley that process e-commerce data to comply with the lawful handling of such data. The US is contemplating enactment of legislation in this area. Further regulation of the Internet both in Europe and the US could have a material adverse affect on the growth of e-commerce generally and may adversely impact the development of Wolseley’s e-commerce opportunities. See “Item 4 – Information on the Group – Business Overview – Organic Growth – e-Business” on page 16 for additional information on Wolseley’s e-commerce strategy.

Back to Contents

The departure of key personnel could disrupt Wolseley’s business.

     Wolseley depends on the efforts of its executive officers and often on senior management of the businesses it acquires and customarily negotiates an employment agreement and agreements not to compete with key personnel of companies it acquires in order to maintain key customer relationships and manage the transition of the acquired business. The loss of key personnel, or the inability to hire and retain qualified replacements, could adversely affect the Company’s business, financial condition and results of operations.

Wolseley may be unable to attract and retain qualified employees.

     Wolseley’s ability to provide high-quality products and services on a timely basis requires an adequate number of qualified employees. Accordingly, Wolseley’s ability to increase its productivity and profitability and support its growth strategy may be limited by its ability to employ, train and retain skilled personnel. Its labor expenses may increase as a result of a shortage in the supply of skilled personnel.

Collective bargaining agreements, work stoppages and other labor relations matters may have a material adverse effect on Wolseley.

     A small proportion of Wolseley’s employees are covered by collective bargaining or other similar labor agreements. Historically, the effects of collective bargaining and other similar labor agreements on the Group have not been significant. Any inability by Wolseley to negotiate acceptable new contracts with these unions could cause strikes or other work stoppages, and new contracts could result in increased operating costs. If any such strikes or other work stoppages occur, or if other employees become represented by a union, Wolseley could experience a disruption of its operations and higher labor costs. Labor relations matters affecting Wolseley’s suppliers of products and services could also adversely impact Wolseley’s business from time to time.

The development of the Internet, e-business and other alternatives to customary distribution channels could have an adverse effect on Wolseley’s operating results.

     The continued development of the Internet, e-businesses and other alternatives that allow customers to purchase directly from manufacturers or other suppliers goods which are normally obtained from Wolseley could result in decreases in sales and profit margins. One element of Wolseley’s business strategy is to use Internet technology to improve service to customers and thereby help to increase profitability. Wolseley is investing across the Group in e-business opportunities to facilitate building customer relationships and developing transactional Internet sites and supply chain management.

Investors may be subject to both United States and United Kingdom taxes.

     Investors are strongly urged to consult with their tax advisors concerning the consequences of investing in the Company by purchasing ADRs. The Company’s ADRs are being sold in the US, but the Company is organized under the laws of England and Wales. A US holder of the Company’s ADRs will be treated as the owner of the underlying Ordinary Shares (represented by ADSs) for purposes of US and UK tax laws. Therefore, US federal, state and local tax laws and UK tax laws will apply to ownership of the Company’s ADRs and the underlying Ordinary Shares. Tax laws of other jurisdictions may also apply. For a more detailed discussion of tax issues with respect to the ADRs, see “Item 10 – Additional Information – Taxation” on page 68.

Back to Contents

The price of the Company’s ADRs may be subject to foreign exchange fluctuations.

     Fluctuations in the exchange rate between the British pound sterling and the US dollar could have an adverse effect on the market price of the ADRs. See “– British Pounds Sterling Exchange Rate Information” on page 6 for a discussion of exchange rates.

Voting rights with respect to the ADRs are limited by the terms of the Deposit Agreement.

     ADR holders may exercise voting rights with respect to the Ordinary Shares represented by ADRs only in accordance with the provisions of the Deposit Agreement (as defined herein on page 59) relating to the ADRs. There are no provisions under English law or under the Company’s Memorandum and Articles of Association that limit ADR holders’ ability to exercise their voting rights through the Depositary (as defined herein on page 59) with respect to the underlying Ordinary Shares. However, there are practical limitations upon the ability of ADR holders to exercise their voting rights due to the additional procedural steps involved in communicating with such holders. For example, the Company’s Memorandum and Articles of Association require the Company to notify its shareholders at least 21 days in advance of any annual general meeting. The Company’s ordinary shareholders will receive notice directly from the Company and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy.

     ADR holders, by comparison, will not receive notice directly from the Company. Rather, in accordance with the Deposit Agreement, the Company will provide the notice to the Depositary, which will in turn, as soon as practicable thereafter, mail to ADR holders:

     –     the notice of such meeting;

     –     voting instruction forms; and

     –     a statement as to the manner in which instructions may be given by ADR holders.

     To exercise their voting rights, ADR holders must then instruct the Depositary how to vote their shares. Because of this extra procedural step involving the Depositary, the process for exercising voting rights will take longer for ADR holders than for holders of Ordinary Shares. ADRs for which the Depositary does not receive timely voting instructions will not be voted at any meeting. Except as described in this Annual Report, ADR holders will not be able to exercise voting rights attaching to the ADRs.

Limitations Relating to Dividend and Other Distribution Rights of ADR Holders

     ADR holders are entitled to receive dividends and cash distributions paid by the Company in proportion to the number of Ordinary Shares their ADRs represent. The Depositary will convert cash dividends and other cash distributions into US dollars for distribution to ADR holders, to the extent such cash dividends and distributions are declared in British pounds sterling. Periodically, the Depositary may be unable to convert the foreign currency into US dollars, in which case the Deposit Agreement permits the Depositary, among other things, to hold on to such foreign currency it cannot convert for the account of ADR holders who have not been paid. Consequently, ADR holders may be delayed in receiving their dividend payments and other cash distributions. Additionally, if the exchange rate fluctuates during the time when the Depositary cannot convert the foreign currency, ADR holders may lose some or all of the value of the distribution.

     The Company may, from time to time, distribute rights to its shareholders, including rights to acquire securities under the Deposit Agreement relating to ADRs. The Depositary will

Back to Contents

not offer rights to ADR holders unless both the rights and the securities to which such rights relate are either exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”) or are registered under provisions of the Securities Act. However, the Company is under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. Accordingly, ADR holders may be unable to participate in rights offerings by the Company and may experience dilution of their holdings as a result.

ADR holder’s rights will be governed by English law and differ from the rights of shareholders under US law

     Wolseley plc is a public limited company incorporated under the laws of England and Wales. The rights of ADR holders are, therefore, governed by English law and by the Company’s Memorandum and Articles of Association. These rights differ from the typical rights of shareholders in US corporations. In particular, a majority of the Company’s directors and executive officers and the experts named in this Annual Report are residents of countries other than the US. Further, all or a substantial portion of their assets and the Company’s assets are located outside the US. As a result, it may not be possible for ADR holders to:

–	effect service of process within the US upon a majority of the Company’s directors and executive officers and the experts named in this Annual Report or on the Company; or

–	enforce in the US courts or outside the US judgments obtained against a majority of the Company’s directors and executive officers and the experts named in this Annual Report or the Company in the US courts in any action, including actions under the civil liability provisions of US securities laws; or

–	enforce US court judgments obtained against the Company or a majority of the Company’s directors, executive officers and the experts named in this Annual Report in courts situate in jurisdictions outside the US in any action, including actions under the civil liability provisions of US securities laws.

     ADR holders also may have difficulties enforcing, in original actions brought in courts in jurisdictions located outside the US, liabilities under the US securities laws.

ITEM 4. INFORMATION ON THE GROUP

A. History and Development of the Company

     The Company and its subsidiaries form an international group of companies, engaged in the distribution and supply of plumbing and heating products and building materials with operations principally in the US, Canada and Europe. The Company is organized under the laws of England and Wales and its registered office is located at Parkview 1220, Arlington Business Park, Theale, Nr Reading, RG7 4GA, United Kingdom. Its telephone number is 011 44 118 929 8700. The Ordinary Shares of 25p each of the Company are listed on the London Stock Exchange and the ADSs of the Company (each ADS representing five Ordinary Shares) are listed on the New York Stock Exchange. The ADSs are evidenced by American Depositary Receipts (“ADRs”) issued by The Bank of New York. The market capitalization of the Company as of November 29, 2002 was £3,152,474,214.

     The Company was incorporated on October 9, 1889 under the name The Wolseley Sheep Shearing Machine Company Limited and in its early years manufactured sheep shearing machines, automobiles, machine tools and agricultural equipment. The Company sold its

Back to Contents

automobile and machine tool businesses in the early 1900s. During World War I and World War II, the Company devoted its activities to support England’s war effort. In the 1950s, Wolseley began to manufacture a range of electric fencing and pedestrian controlled motor cultivators and in 1955 changed its name to Wolseley Engineering Limited. In 1958, Wolseley acquired Geo H. Hughes Limited, a wheel manufacturer, and became Wolseley-Hughes Limited.

     During the 1960s and 1970s, Wolseley acquired other engineering companies, including companies involved in heating products, such as radiators and boilers. In 1979, the Company acquired John James Group of Companies Limited. Within the John James Group was a distributor of industrial pipe, valves and fittings, which today trades as “Pipeline Center” within Wolseley’s UK distribution business, Wolseley Centers Limited (“Wolseley Centers”).

     On January 4, 1982, the Company registered as a public limited company and on April 14, 1986, it changed its name from Wolseley-Hughes plc to Wolseley plc, which is the current name of Wolseley’s parent company.

     Throughout the past 20 years, Wolseley has expanded its businesses through organic growth and acquisitions in the US, Canada and Europe. During the 1980s, the Company expanded its operations into the US with the acquisition of Ferguson Enterprises Inc. (“Ferguson”) in 1982, Carolina Holdings Inc. (“Carolina Holdings” doing business as “Stock Building Supply”) in 1986, and Familian Northwest Inc. (“FNW”) in 1988. Wolseley’s European expansion included the acquisition of Brossette SA (“Brossette”) in France in 1992, followed by the acquisition of ÖAG Handelsbeteiligungs AG (“OAG”) in Austria in 1994 and the acquisitions in 1999 of Heatmerchants Limited (“Heatmerchants”) in the Republic of Ireland, Manzardo SpA (“Manzardo”) in Italy and Comptoir des Fers et Metaux (“CFM”) in Luxembourg. In July 2001, Wolseley expanded into Canada with the acquis ition of Westburne Plumbing & Waterworks Inc., Westburne Refrigeration & HVAC Inc. and Westburne Industrial Products, Inc. (together “Wolseley Canada”). During 2000 and 2001, Wolseley sold its remaining manufacturing businesses and presently focuses its activities entirely on its distribution business which consists of three distribution segments: North American Plumbing and Heating Distribution, US Building Materials Distribution and European Distribution. In July 2002 Wolseley expanded into the Netherlands with the acquisition of the Wasco Group.

B. Business Overview

     The Company is a holding company that operates on a decentralized basis with strong experienced management teams leading each principal operating subsidiary. Wolseley’s principal operating businesses are organized into three segments: North American Plumbing and Heating Distribution, US Building Materials Distribution and European Distribution. During the fiscal year ended July 31, 2002, these three segments accounted for all of Wolseley’s total sales. Previously, Wolseley had several manufacturing and other subsidiaries which have since been sold. With the divestiture of these manufacturing subsidiaries, Wolseley is now focused on the distribution and supply of plumbing and heating products and building materials.

     According to the May 2002 edition of Supply House Times and the July 2002 edition of The Wholesaler1, each a recognized US trade publication, Wolseley is the market leading distributor of plumbing and heating products to professional contractors in the US. Wolseley

1	Wolseley has neither funded nor is it otherwise affiliated with any trade publication ranking or report which is cited in this Annual Report as support for Wolseley’s competitive market position.

Back to Contents

also believes that it has market leading positions in the plumbing and heating business in the UK, France and Austria, based on its knowledge and experience in the plumbing and heating business in these countries. Additionally, according to these editions of Supply House Times and The Wholesaler, Wolseley is a leading distributor of industrial pipes, valves and fittings in the US. Wolseley also believes that it has a market leading position in this activity in the UK based on its knowledge and experience of the industrial pipes, valves and fittings distribution market in the UK. Based on Wolseley’s knowledge and experience in the plumbing and heating business in Canada, Wolseley believes it is the second leading distributor of plumbing and waterworks products in the Canadian market. For the fiscal year ended July 31, 2002, Wolseley’s plumbing and heating activities accounted for approximately 71% of Wolse ley’s turnover (sales). Wolseley’s plumbing and heating activities include the distribution and supply of residential and commercial and industrial plumbing supplies, including pipes, valves and fittings, heating, ventilation and air conditioning products, industrial supplies and specialized plumbing products for utilities, mechanical contractors, irrigation, fire suppression and industrial and commercial users.

     According to Pro Sales and Pro Dealer, each a recognized US trade publication, Wolseley is the leading distributor (in terms of total sales) of lumber products and building materials to professional contractors in the US. Wolseley also believes that it is a leading distributor of building materials in the UK, based on its knowledge and experience of the building materials market in the UK. For the fiscal year ended July 31, 2002, Wolseley’s building materials activities in the US and the UK accounted for approximately 29% of Wolseley’s turnover. Wolseley’s building materials activities include the distribution and supply of lumber, plywood, millwork, various lumber, specialty products, including roofing, floor and wall panels, stairs, doors, windows, kitchen cabinets, and various services to the professional contractor. Other significant product lines are bricks, sand, cement, roof tiles, paving and drainage pro ducts and tool rentals.

Strategy

     Wolseley is committed to providing long-term value for its shareholders by pursuing a strategy of competing internationally in the plumbing and heating and building materials industries. Wolseley has pursued this strategy by fostering organic growth in existing territories with the opening of new branches and new distribution centers, broadening of product lines, development of enhanced information technology (“IT”) systems and promotion of Group-wide e-business programs and expanding through selective acquisitions.

Organic Growth

     Wolseley continues to pursue several strategies designed to accelerate organic growth. These strategies include:

     New Branches. Wolseley has continued to invest in branch openings, enabling its businesses to further enhance their market leading positions, and has expanded its branch network into existing and new markets. During the last fiscal year, Wolseley opened over 190 new branches.

     Integration and Leveraging Activities. An important element of Wolseley’s growth strategy is the integration of certain Wolseley operations to obtain cost savings, synergies and accelerate growth opportunities. Wolseley has made good progress with the integration of the operations of FNW and the US operations of the Westburne Group, acquired in July 2001, into Ferguson, thereby creating one national US plumbing business. Full integration of these

Back to Contents

companies, which is expected to be completed over the next year or so, will allow Wolseley to manage its US plumbing business on a more cohesive basis. In Europe, Wolseley is in the process of developing a new integrated structure with the hope of achieving greater synergies across its European operations.

     Additionally, Carolina Holdings is in the process of changing its trading name in the US to “Stock Building Supply.” This new national identity will be completed by July 31, 2003 and will deliver additional benefits to Wolseley in terms of enhanced customer service and greater brand recognition. Wolseley is working to increase growth by promoting leveraging opportunities available in the US with respect to the plumbing and heating and building materials distribution segments. For instance, benefits are likely to arise from increasing co-operation between Stock Building Supply and Wolseley’s US plumbing operations in servicing major home building customers that require a wide range of products.

     Distribution Centers. An important part of the growth strategy of the North American Plumbing and Heating Distribution segment and the plumbing and heating business of the European Distribution segment has been the opening of new distribution centers to improve customer service and generate operating efficiencies.

     Broadening of Product Lines. Wolseley seeks to broaden the product lines offered by its businesses in order to improve the overall product mix available to its customers. Management continually seeks opportunities to enhance Wolseley’s product offerings through the acquisition of companies and businesses offering complementary product lines and the establishment of relationships with additional suppliers and customers.

     Information Technology. Wolseley believes that IT to support organization-wide decision making is critical to achieving its sales growth and profit objectives. Wolseley continues to pursue the development of enhanced IT systems and promotion of Group-wide e-commerce programs aimed at improving customer service, operating efficiency and working capital management. These initiatives result in a strong infrastructure supporting the branch network and help to increase profitability. Wolseley’s businesses are increasingly sharing best practice and ideas for the benefit of the Group as a whole.

     e-Business. Wolseley continues to invest across the Group in e-commerce opportunities. All of Wolseley’s principal operating companies have plans to take advantage of e-business opportunities and have set up websites which are being developed in consultation with customers and suppliers. The objective is to strengthen Wolseley’s premier market position by industry leadership in the development and deployment of web-enabled technology by creating additional sales channels, enhancing customer service, improving supply chain management and increasing operational efficiency. Wolseley Centers, Wolseley’s UK subsidiary, for example, has all its major trading divisions offering transactional internet sites. A key component of these sites is the development of an e-catalog, allowing easy and efficient product identification and specification. Once products are selected, customers may obtain personally priced info rmation and then order for either collection or delivery. Additionally, Ferguson, one of Wolseley’s North American Plumbing and Heating Distribution segment subsidiaries, has developed an e-catalog and software to allow customers to access real- time information and conduct transactions that are fully integrated within its internal operating systems. This allows Ferguson to leverage its existing order fulfillment infrastructure and provide up to the minute information to the customer about their account.

     Wolseley’s businesses will continue to evaluate the wide range of opportunities available to them to capitalize on e-business initiatives. Collaboration across the Group should help

Back to Contents

shorten development time cycles as each of the businesses continues to focus on its unique marketplace and offer customers the service and responsiveness they require in a changing business environment.

     Training. High quality training of both employees and customers is a key feature of Wolseley’s service capability and organic growth strategy. Employees participate in Wolseley’s own modular system of training at specialized in-house facilities and in co-operative programs with university colleges. The Ferguson “legacy of leadership” program in the US is one of many training initiatives throughout the Group. This program focuses on preparing the next level of Ferguson leaders. The first graduates from this program have already successfully filled senior roles within Ferguson’s management. Customer training courses are regularly held covering a wide range of product and skill disciplines at both the branch level and in Wolseley’s national facilities. Wolseley’s management education and development programs are regarded as of primary importance to ensure that it has the right caliber of resources to keep pace with the development of its businesses. Wolseley has established an annual international executive management program in conjunction with the Darden School of Management, located at the University of Virginia and will complement this with a management development program with a leading European business school.

Acquisitions

     A significant aspect of Wolseley’s business strategy is growth through acquisitions. Over the past several years, Wolseley’s acquisition strategy has resulted in the expansion of its operations across the US, within Europe and into Canada. Going forward, Wolseley intends to continue to expand through acquisitions in order to achieve its growth objectives and strengthen its international distribution network. In evaluating future acquisition candidates, Wolseley will target companies that will bring benefits through additional expansion of its branch network and increased market share or through the addition of new products or customers. Such acquisition candidates generally must offer the prospect of sustainable growth in an existing or complementary market, or provide Wolseley with a platform for expansion into new areas. After acquiring a new company, Wolseley concentrates on expanding the customer base and product lines at the location and improving its operational efficiency through purchasing economies, inventory management and administrative savings.

     Wolseley has invested significantly in recent years to extend its geographic spread, improve operational efficiency and provide a platform for future growth. Wolseley has spent approximately £0.9 billion on acquisitions over the last three fiscal years, including £255 million in July 2001 to acquire the Westburne Group, and has spent a further £365 million on capital expenditures over that period. For a more detailed discussion of acquisitions see “– Acquisitions and Divestitures” on page 22.

North American Plumbing and Heating Distribution

     Wolseley’s North American Plumbing and Heating Distribution segment is comprised of the businesses of three US subsidiaries, Ferguson, FNW and Westburne Supply, Inc., and Wolseley Canada, all of which supply plumbing and heating products, including industrial pipes, valves and fittings, to markets in North America. According to the July 2002 edition of The Wholesaler, Wolseley, through its Ferguson and FNW subsidiaries and Westburne Supply Inc, is the leading plumbing and heating distributor to the professional contractor in the US. Wolseley believes its US plumbing and heating activities have approximately 7% of the US plumbing and heating market, based on its knowledge and experience of the US plumbing and heating market. Approximately 45% of Wolseley’s US plumbing activities relate to the

Back to Contents

industrial & commercial market with the balance relating to new residential housing market and, to a lesser extent, to repairs, maintenance and improvement (“RMI”) expenditure. Based on Wolseley’s knowledge and experience in the plumbing and heating business in Canada, Wolseley believes that, through its Wolseley Canada Inc. subsidiary, it is the second leading distributor of plumbing and waterworks products in the Canadian market.

Ferguson

     Ferguson is a wholesale distributor of plumbing, heating and piping products to professional contractors and the industrial market. Ferguson customers include plumbing, mechanical and utility contractors and air conditioning dealers, plants, utilities, irrigation, fire suppression and integrated users. Ferguson is headquartered in Newport News, Virginia and operates in 39 states, Washington DC, Puerto Rico and Mexico. The May 2002 edition of Supply House Times ranks Ferguson as the nation’s largest distributor of both plumbing supplies, and pipes, valves and fittings and the fourth largest distributor for heating and cooling systems. It also provides integrated purchasing services for third party customers.

     Based on Wolseley’s knowledge and experience in the US plumbing and heating market, Wolseley believes that Ferguson, in combination with Familian NW, is the only “coast to coast” brand name in the US supplying plumbing and heating products to professional contractors. Its sales have grown at a compound growth rate of 12.4% per annum over the last ten years. Ferguson had 9,984 employees and operated from 601 branches and seven distribution centers as of July 31, 2002. Ferguson’s distribution center network provides significant competitive advantages through:

     –     enabling it to stock a wider product range which is easily accessible to the branch network;

     –     improving customer service in reducing delivery times and improving fill rates;

     –     increasing purchasing leverage with suppliers through bulk orders and deliveries;

     –     reducing costs in the supply chain;

     –     facilitating integration of acquisitions and the opening of new branches; and

     –     improved inventory control.

FNW

     Based on ranking information provided by Supply House Times, Wolseley believes FNW is the market leader (in terms of total sales) in the northwestern US states, Hawaii, Alaska and the Rocky Mountain region of the US. A significant part of its business is the supply of industrial equipment, underground products and pipes, valves and fittings to industrial and commercial customers. FNW also supplies heating and air conditioning, bathrooms, kitchens and plumbing fittings and fixtures to residential markets. FNW is headquartered in Portland, Oregon and had 2,191 employees as of July 31, 2002. Supply House Times ranks FNW as the nation’s sixth largest distributor of plumbing supplies and the sixth largest distributor of pipes, valves and fittings. As of July 31, 2002, FNW had 124 branches and two distribution centers serving markets in 14 states.

     Wolseley has commenced the integration of its US plumbing business by bringing together FNW and Ferguson, with the intention of creating one national US plumbing and heating business.

Back to Contents

Westburne Group

     In July 2001, the Company acquired the Westburne Group for £255 million and thereby expanded its plumbing and heating operations into Canada. The Westburne Group distributes plumbing, heating and piping products, including HVAC, waterworks, refrigeration and fire protection products as well as industrial plumbing supplies to customers in North America. Westburne Group customers include professional contractors, utilities and machine shop operators. Wolseley Holdings Canada, which includes Westburne Plumbing and Waterworks Inc., Westburne Refrigeration & HVAC Inc. and Westburne Industrial Products, Inc., conducts business solely in Canada. Wolseley Canada, headquartered in Toronto, operates from 204 locations across Canada, including locations in Calgary, Montreal, Ottawa and Vancouver. Wolseley intends to expand Wolseley Canada by a combination of bolt-on acquisitions, new branch openings and product diversification. Westburne Su pply, Inc was the US component of the Westburne Group. Wolseley is currently in the process of integrating Westburne Supply Inc. into its existing US plumbing and heating operations, which Wolseley anticipates will take approximately another 18 months to complete. The integration of Westburne Supply Inc. is part of a larger effort to bring together FNW and Westburne Supply Inc. into Ferguson, and thereby create one national US plumbing and heating business. The results of Westburne Supply Inc are included in those of Ferguson, discussed above.

     As of July 31, 2002 the Westburne Group, had 2,013 employees based in Canada.

US Building Materials Distribution

     Carolina Holdings Inc., trading as Stock Building Supply, the parent of Wolseley’s US Building Materials Distribution business, supplies lumber and building materials, including value added pre-assembled components such as roof and floor trusses, and wall panels and floor systems, doors, windows and staircases to house builders and professional contractors. According to the May 2002 editions of Pro Sales and Home Channel News, Stock Building Supply is the largest wholesaler of lumber and building materials to professional contractors in the US and the fifth largest retailer of such materials. Stock Building Supply is headquartered in Raleigh, North Carolina and, through a series of wholly-owned subsidiaries, operates in 24 states. Previously, these operations were based primarily in the Southeast and Midwest regions, although recent acquisitions in California, Utah and Texas have significantly increased its presence in the Wester n and Southwestern regions. These recent acquisitions have given Stock Building Supply a “coast to coast” presence with 216 branches nationwide, including a number with mill work plants and roof truss manufacturing facilities and eight distribution centers, as of July 31, 2002. Stock Building Supply had 9,342 employees as of July 31, 2002. Stock Building Supply’s compound growth rate of sales in the last ten years has been 28.8%. Approximately 40% of its product range relates to framing lumber and panels. Approximately 90% of the business relates to new residential housing.

     An important part of Stock Building Supply’s strategy is to expand its geographic presence, its product range and its value added capability in terms of roof truss and panel plant assembly capability. As part of this strategy, Stock Building Supply has acquired 32 businesses over the last eight years for an aggregate consideration of approximately £490 million.

     In addition to distributing lumber products, Stock Building Supply provides construction loans to builders, secured principally against homes in the course of construction or completed homes awaiting sale. In view of the weakness in certain regional markets, Stock Building Supply has reduced the level of construction loan lending and increased the percentage of loans on pre-sold as opposed to speculative homes. Construction loan receivables as of July 31, 2002

Back to Contents

amounted to £171.4 million compared to £215.5 million at the previous year end. Net interest receivable on construction loan lending amounted to £9.1 million compared to £6.7 million in the prior year. Stock Building Supply will continue to adopt a cautious approach with the loan portfolio which turned 1.63 times compared to 1.47 times in the prior year.

European Distribution

     Wolseley believes it is the largest specialist distributor of plumbing and heating products to the professional contractor and specialist installer in Europe. Wolseley’s European strategy is to extend the branch network in existing territories through a combination of branch openings, acquisitions and product diversification. Wolseley also intends to enter new territories in Europe as opportunities arise. The principal driver of the European businesses is the RMI market. Approximately 32% of the sales of the European Distribution segment relate to new residential housing. There has been a recent consolidation of suppliers to the European businesses, which is expected to present opportunities to Wolseley in Europe for increased synergies and leverage.

     Wolseley had approximately 14,376 employees in Europe as of July 31, 2002. (See “Item 6 – Directors, Senior Management and Employees – Employees” on page 56 for a more detailed discussion of Wolseley employees.)

United Kingdom

     Wolseley’s UK business, Wolseley Centers, is headquartered in Ripon, North Yorkshire and is organized into four divisions which enables it to focus on the following specialized customer groups:

     Lightside Division. The lightside division’s principal markets are in housing, including both new housing and RMI, as well as in light commercial non-housing. This division of Wolseley supplies plumbing, heating and drainage products to the professional trade. Businesses in the lightside division operate under the following principal trading names: “Plumb Center”, “Drainage Center” and “Heatmerchants” in Ireland.

     Heavyside Division. The heavyside division distributes building materials to the housing market, new and RMI, primarily through the professional channel. Its wide range of products provides a full service to the building and specialist trade sectors and it also makes a dedicated offering to the glazing, civil engineering and timber specialists together with a tool rental service. Businesses in the heavyside division operate under the following principal trading names: “Builder Center”, “Hire Center” and “Timber Center”.

     Commercial and Industrial Division. Businesses in this division are dedicated to servicing commercial and industrial markets with heating, air conditioning, refrigeration and environmental controls. In addition, Pipeline Center provides pipes, valves and fittings plus fabrication services in steel, stainless steel and plastics for the manufacturing and process industries. Businesses in the commercial and industrial division operate under the following principal trading names: “Pipeline Center” and “Controls Center.” In March 2001, Wolseley acquired Nationwide Refrigeration Supplies, which gives Wolseley what it believes to be a leading position in the growing UK air conditioning and refrigeration markets.

     Spares Division. The spares division specializes in supplying spare parts and controls for central heating, white goods and catering equipment as well as energy related products and test measuring equipment. Businesses in the spares division operate under the following principal trading names: “HRPC” and “Washvac.”

Back to Contents

     As of July 31, 2002, there were 1,219 Wolseley Centers branches in the UK, serviced by 6 distribution centers.

Republic of Ireland

     Heatmerchants, in the Republic of Ireland, was acquired by Wolseley in the fiscal year 1999 and had 39 branches and one distribution center as of July 31, 2002. Wolseley Centers’ management in the UK is responsible for the Heatmerchants business, which includes the distribution of plumbing and heating products as well as tiles.

Continental Europe

     Wolseley’s French business, Brossette, is based in Lyon. According to the June 2002 edition of Negoce, a French trade publication, Brossette is the leading distributor of plumbing and heating equipment in France and Wolseley believes, based on its knowledge and experience in the French plumbing and heating market, that Brossette is the only plumbing and heating distribution business in France with national coverage. Brossette also distributes underground drainage products and pipes, valves and fittings to professional contractors and public authorities. It was acquired by Wolseley in 1992 and has grown from 199 branches at that date to 401 branches and four distribution centers as of July 31, 2002.

     Wolseley’s Austrian business, OAG, is based in Vienna and was acquired by Wolseley in 1994. It operated from 63 branches as of July 31, 2002 and has six distribution centers in Austria. Wolseley believes OAG is the leading distributor of plumbing and heating products to the professional contractor in Austria based on Wolseley’s knowledge and experience in the Austrian plumbing and heating market. OAG also has 21 branches in the Czech Republic and 24 in Hungary, plus a distribution center in each country.

     Manzardo, Wolseley’s Italian business, acquired by Wolseley in the fiscal year 1999, is based in Bolzano and has 17 branches in the northern part of Italy, distributing plumbing and heating products.

     CFM, Wolseley’s Luxembourg business, operates from two locations in Luxembourg. Wolseley believes CFM is the market leading plumbing and heating distributor in Luxembourg based on Wolseley’s knowledge and experience in the Luxembourg plumbing and heating market. CFM was acquired by Wolseley in the fiscal year 2000.

     Electro-Oil International AS (“Electro-Oil”), Wolseley’s Danish business, operates from three locations in Denmark. It is primarily involved in the distribution of spares for oil burners and gas systems.

     Wasco Group, based in the Netherlands, was acquired in July 2002 and operates in three divisions and operates from a number of branches throughout the Netherlands. The majority of the group’s turnover has come from the sale of boilers and radiators.

Revenues

     The table below indicates turnover generated by Wolseley’s North American Plumbing and Heating Distribution, US Building Materials Distribution and European Distribution segments in each of the last three fiscal years.

Back to Contents

Segment	Fiscal Year Ended July 31,
	2002	2001	2000
	£m	£m	£m
North American Plumbing & Heating Distribution	3,592.4	3,000.5	2,551.2
US Building Materials Distribution	1,857.7	1,769.7	1,362.5
European Distribution	2,517.5	2,371.4	2,196.4

Total	7,967.6	7,141.6	6,110.1

Acquisitions and Divestitures

Acquisitions

     A significant aspect of Wolseley’s business strategy is growth through acquisition. These acquisitions enable Wolseley to improve its service to customers through an expansion of its branch network and product offerings. During the fiscal year ended July 31, 2002, Wolseley completed a total of 14 acquisitions for an aggregate purchase price equal to approximately £160 million. Wolseley’s North American Plumbing and Heating Distribution segment acquired a total of six companies for approximately £86 million which should contribute turnover of £185 million in a full year. The US Building Materials Division completed two acquisitions in Washington State and Northern Virginia for £13.7 million as part of its continued strategy to expand its geographic coverage into markets which offer good growth prospects. These acquisitions which should contribute turnover of £52 million in a full year. Wolseley’s European Distribution segment acquired six companies for approximately £60 million, including £36 million on the group’s entry into the Dutch market. These acquisitions should contribute turnover of £124 million in a full year. Other UK acquisitions included companies in Wolseley’s heavyside division, expanding this division’s geographic coverage and specialist timber offering.

     Between August 1, 2002 and December 2, 2002, Wolseley has completed a total of 7 acquisitions for a total consideration of approximately £19 million.

     During the three fiscal years ended July 31, 2002, Wolseley acquired a total of 61 companies for an aggregate consideration, including assumed debt, of £848 million. Specifically, Wolseley’s North American Plumbing and Heating Distribution segment acquired 26 businesses for £431 million, its US Building Materials Distribution segment acquired 15 businesses for £287 million and its European Distribution segment acquired 20 businesses for £130 million.

Divestitures

     During the fiscal year 2002, Wolseley disposed of 2 operations in the North American Plumbing and Heating Distribution segment for aggregate consideration of £8.2 million. Wolseley exited from the last of its manufacturing operations in February 2001. During the three fiscal years ended July 31, 2002, Wolseley sold various non-core businesses for an aggregate consideration of £143.9 million.

Governmental Regulation

     Wolseley’s operations are affected by various statutes, regulations and laws in the countries and markets in which it operates. While Wolseley is not engaged in a “regulated” industry, it is subject to various laws applicable to businesses generally, including laws

Back to Contents

affecting land usage, zoning, environmental, health and safety, labor and employment practices, competition and other matters. These laws are administered by various regulatory bodies in the countries in which Wolseley operates. In the US, among other regulatory bodies, Wolseley is subject to the jurisdiction of the Environmental Protection Agency, the Occupational Safety and Health Administration and the Federal Trade Commission on a Federal level and various local land use commissions and labor and employment commissions on a State level. In Canada, Wolseley is subject to many Federal and various Provincial regulations including but not limited to employment standards, health and safety, human rights, competition and foreign investment. Additionally, differing Municipal building codes across the country may also impact the building relating products sold by Wolseley Canada. In Europe, Wolseley is subject to the jurisdiction of the relevant regulatory bodies of the E uropean countries in which it operates, including, but not limited to, these countries’ respective commissions or departments of health and safety, data protection, competition and environmental protection, as well as equivalent respective governing bodies of the European Union. Additionally, building codes may affect the products Wolseley’s customers are allowed to use, and consequently, changes in building codes may affect the saleability of certain Wolseley products. Wolseley cannot provide assurance that it will not incur material costs or liabilities in connection with regulatory requirements. None of the governmental regulations to which the Group is subject has had a material adverse effect on Wolseley’s financial condition and Wolseley is not aware of any existing matters it presently expects to have a material adverse effect.

     Wolseley cannot predict whether future developments in laws and regulations concerning its businesses will affect its earnings or cash flow in a materially adverse manner or whether its operating units will be successful in meeting future demands of regulatory agencies in a manner which will not materially adversely affect Wolseley’s business, financial condition or results of operations.

Patents and Trademarks

     Wolseley’s operating units have various US and foreign patents, registered trademarks, trade names and applications for, or licenses in respect of, the same that relate to various businesses. While its business is not significantly dependent upon any patents or trademarks, Wolseley believes that the important patents, trademarks and trade names of its operating subsidiaries and divisions are adequately protected and that the expiration of patents and patent licenses will not have a material adverse effect upon Wolseley’s business, financial condition or results of operations.

Legal Proceedings

     Wolseley is involved in various legal proceedings incidental to the nature of its business and maintains various insurance coverages to reduce financial risk associated with claims related to these proceedings. Although it is not possible to predict the outcome of these proceedings, or any claim against Wolseley related thereto, in the opinion of management, uninsured losses, if any, resulting from the ultimate resolution of these matters will not have a material effect on Wolseley’s financial position or results of operations.

     Against the background of recent comment concerning asbestos litigation, Wolseley confirms that such litigation is not material to the group’s financial statements. For a number of years, Wolseley’s North American plumbing and heating distribution division has received claims relating to asbestos. All settled claims, including the associated legal costs, have been met by insurance. Insurance cover significantly exceeds the estimated liabilities. There has been

Back to Contents

no profit and loss account charge or cash flow impact in this, or any prior, financial year and no such charge or impact is expected to arise in the future.

Raw Materials and Commodities

     With the exception of lumber, the financial performance of the Company is not significantly influenced by the supply and cost of commodity products. Company products such as industrial pipes, valves and fittings, plumbing supplies and heating and ventilation equipment are generally pre-assembled and do not require the Company to engage in bulk purchases of raw materials and other commodities. However, Wolseley’s building materials business in the US is significantly dependent on lumber products. Wolseley is not dependent on contracts with suppliers for pre-assembled products such as industrial pipes, valves, fittings, plumbing supplies and heating and ventilation equipment that are material to its business and profitability. Wolseley purchases its lumber supplies from a number of major producers in the US and Canada and is not dependent on any material supply contracts. Any restriction in supply from any one supplier would not have a significant impact on the total lumber supply available to Wolseley.

     Wolseley’s building materials business can be adversely impacted by the fluctuation of lumber prices. For example, the average price for framing lumber, a significant product for Wolseley’s US Building Materials Distribution segment, reached a seven year low in January 2001 and while lumber prices recovered subsequent to January 2001, the average lumber price for the fiscal year ended July 31, 2001 as a whole was 16.2% below that of the previous financial year. Lower lumber prices had the effect of reducing sales and profitability of that segment during the 2001 fiscal year. The average composite price of framing lumber over the seven fiscal years of the Company from 1994 to 2000 has ranged between $356 and $439, whereas the average for the year ended July 31, 2001 was $306. The average price for the fiscal year 2002 was $307. Since July 31, 2002 the price has fallen further. There can be no assurance that continued volatility of lumber prices and sustained periods of low lumber prices will not materially adversely affect the financial performance of the Company. See “Item 5 – Operating and Financial Review and Prospects – Review of Operations – Year Ended July 31, 2002 compared to Year Ended July 31, 2001 – US Building Materials Distribution” on page 29 for additional information on the effect of lumber prices.

Seasonality

     The businesses of the Company, particularly its building materials business, are, to a certain degree, seasonal. Since many of the Company’s products are intended for exterior use, sales by the Company tend to be lower during periods of inclement weather; this is particularly true with respect to the Company’s Northern US, Canadian and Northern European operations. Accordingly, weather conditions occurring during the second and third quarters (November – April) of the Company’s fiscal year may result in the generation of lower sales revenues during those time periods than in other periods of the Company’s fiscal year. These seasonal fluctuations may continue in the future. Management closely monitors operating expenses and inventory levels during seasonally affected periods and to the extent possible, controls variable operating costs to minimize seasonal effects on profitability.

C. Organizational Structure

     The Company is a holding company that operates on a decentralized basis with strong, experienced management teams leading each principal operating subsidiary. Wolseley’s principal operating businesses are organized into three segments: North American Plumbing and Heating Distribution, US Building Materials Distribution and European Distribution. The table

Back to Contents

below sets forth the Company’s principal operating subsidiaries, including for each such subsidiary the applicable segment and country of operation. Each of the following subsidiaries is wholly owned, either directly or indirectly, by the Company.

Segment	Principal Operating Companies	Country of Operation

North American Plumbing and Heating Distribution	Ferguson Enterprises Inc. Familian Northwest Inc. Westburne Supply Inc. Wolseley Holdings Canada, Inc.	US US US Canada

US Building Materials Distribution	Carolina Holdings Inc. (doing business as Stock Building Supply)	US

European Distribution	Wolseley Centers Limited	UK
	Brossette SA	France
	ÖAG Handelsbeteiligungs AG	Austria
	Cesaro Spol sro	Czech Republic
	Mart kft	Hungary
	Manzardo SpA	Italy
	Comptoir des Fers et Metaux SA	Luxembourg
	Heatmerchants Limited	Republic of Ireland
	Electro-Oil International AS	Denmark
	Wasco Holding B.V.	The Netherlands

D. Property, Plants and Equipment

     As of July 31, 2002, Wolseley operated from 2,979 outlets, including 2,939 branches and 40 distribution centers. In North America, including the US and Canada, Wolseley operated from 1,157 outlets, including 1,140 branches and 17 distribution centers. In Europe, Wolseley operated from 1,822 outlets, including 1,799 branches and 23 distribution centers. The majority of these properties are leased and none are considered to have a value that is significant in relation to Wolseley’s assets as a whole. Wolseley owns approximately 700 of its properties and none of its owned properties are subject to any material encumbrances.

Back to Contents

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion is based on the Company’s Consolidated Financial Statements included in Item 18 of this Annual Report. These financial statements have been prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP. Reconciliations and discussions of the significant differences between UK and US GAAP are set forth in Note 41 of the Consolidated Financial Statements. In addition, various terms used in UK financial statements (such as Wolseley’s) differ from terms commonly used in US financial statements. For example, turnover is the equivalent of sales or revenues, trading profit is net income before interest, taxes, goodwill amortization and exceptional items. The US GAAP reconciliations in the Consolidated Financial Statements use more common US terms.

     During the periods presented, the operations of Wolseley were conducted principally in the US, Canada and Europe. For purposes of the Company’s Consolidated Financial Statements, the results of its US, Canadian and other overseas subsidiaries were translated at the average rate for the period in respect of the profit and loss account and the relevant period end rate in respect of the balance sheet (see Note 1 to the Consolidated Financial Statements). Consequently, Wolseley’s reported results were affected by fluctuations in the rates of exchange between the British pound sterling and the other currencies in which it received revenues and incurred expenses, principally the US dollar.

     The residential and commercial and industrial construction markets in which Wolseley operates are sensitive to changes in the economy, downturns (or lack of substantial improvement) in the economy in any of Wolseley’s geographic markets could adversely affect Wolseley’s business, financial condition and results of operations. The US economy slowed from the early part of 2001 and no significant pick up in activity levels is expected until beyond the spring of 2003. The market in continental Europe (excluding the UK), which accounted for approximately 11% of Wolseley’s sales in the year ended July 31, 2002 had softened in the last quarter of Wolseley’s fiscal year ended July 31, 2001 and did not show signs of improvement during the fiscal year 2002. To the extent soft market conditions persist for an extended period of time, Wolseley’s business, financial condition and results of operations may be adversely affected.

Back to Contents

Operating Results

	Turnover
	Year Ended July 31,
	2002	2001	2000
	£m	£m	£m
North American Plumbing and Heating Distribution	3,592.4	3,000.5	2,551.2
US Building Materials Distribution	1,857.7	1,769.7	1,362.5
European Distribution	2,517.5	2,371.4	2,196.4
Other(1)	–	53.3	293.3

	7,967.6	7,194.9	6,403.4

	Trading Profit(2)
	Year Ended July 31,
	2002	2001	2000
	£m	£m	£m
North American Plumbing and Heating Distribution	200.7	155.5	135.9
US Building Materials Distribution	91.8	96.8	85.5
European Distribution	171.4	158.2	145.3
Other(1)	–	3.7	19.0

	463.9	414.2	385.7

(1)	“Other” relates to Wolseley’s discontinued activities, primarily manufacturing businesses which are discussed elsewhere herein.

(2)	Trading profit is defined as net income before interest, tax, goodwill amortization and exceptional items. Goodwill amortization recognized in the three years ended July 31, 2002 was £26.7 million, £17.8 million and £12.5 million respectively. The company recognized an exceptional loss on disposal of £70.0 million in fiscal 2001 and £42.6 million in fiscal 2000.

Year Ended July 31, 2002 Compared To Year Ended July 31, 2001

Consolidated Results

     Turnover. Turnover for the fiscal year 2002 totaled £7,967.6 million, an increase of £772.7 million or 10.7%. Excluding discontinued activities, turnover increased by £826.0 million or 11.6% from £7,141.6 million to £7,967.6 million. Acquisitions completed during the period increased turnover by £102.2 million or 1.4%.

     Trading Profit. Trading profit is defined as operating profit before goodwill amortisation and before exceptional items. Trading profit for the fiscal year 2002 totaled £463.9 million, an increase of £49.7 million or 12.0%. Excluding discontinued activities, trading profit increased by £53.4 million or 13.0% from £410.5 million to £463.9 million. Acquisitions completed during the period increased trading profit by £3.8 million or 0.9%.

Back to Contents

     Goodwill Amortization. Goodwill amortization increased by £8.9 million from £17.8 million in the fiscal year 2001 to £26.7 million in the fiscal year 2002. This increase was due to (i) amortization relating to goodwill arising on acquisitions completed during the fiscal year 2002; and (ii) a full period’s amortization of goodwill arising on acquisitions completed in the prior period. Prior to August 1, 1998, goodwill arising on consolidation and purchased goodwill was written off to reserves in accordance with UK GAAP. Following publication of FRS 10, a revised policy for accounting for goodwill was adopted with effect from August 1, 1998. Goodwill arising from acquisitions completed on or after that date is capitalized and amortized on a straight-line basis over a period of not more than 20 years.

     Exceptional Loss on Disposal. The exceptional loss on disposal of operations amounting to £70.0 million in the fiscal year 2001 related to the disposal of the Group’s remaining manufacturing operations.

     Interest. The interest charge decreased from £35.2 million to £26.5 million primarily due to falling interest rates and a reduced level of borrowings as a result of the Group’s strong cashflows.

     Taxation. The Group’s effective tax rate remained at 28%, before taking account of exceptional items and goodwill amortization, as a result of the continuance of benefits arising from ongoing tax planning measures.

North American Plumbing and Heating Distribution

     Turnover for the fiscal year 2002 totaled £3,592.4 million, an increase of £591.9 million or 19.7%. Trading profit totaled £200.7 million, an increase of £45.2 million or 29.1%. Due to a weakening of the US dollar against pound sterling there was an adverse currency translation effect on turnover and trading profit during the year of £23.2 million and £2.0 million, respectively. Excluding the effects of foreign currency movements the increase in turnover was 20.7% and the increase in trading profit was 30.7%.

     Acquisitions completed during the year ended July 31, 2002 together with the incremental effect of acquisitions completed in the previous year, increased turnover by 21.0% and increased trading profit by 20.1%.

     The organic decline in turnover was approximately 0.5%, which was derived from declining sales prices, the disposal of certain loss making locations, and level sales volume. The underlying increase in turnover and trading profit resulted from increased market share and a resilient housing market in the US despite a slowing of the US economy. Ferguson’s markets exhibited a mixed pattern both geographically and by business segment. The growth in trading profit was higher than sales growth due to headcount reductions and continued efficiencies from the distribution centers.

     The market in Canada held up better than the USA throughout the financial year. Sales for the month of July were a record for Westburne in Canada, boosted by strong sales of HVAC equipment in a prolonged spell of hot weather. The Canadian management concluded that more favorable brand recognition would be achieved in the marketplace if the name Westburne ceased to be used. The Canadian business, now trading as Wolseley Canada, increased its net margin.

     Wolseley’s Canadian business completed three acquisitions for £4 million, primarily to expand its presence in the HVAC and engineered pipe markets.

Back to Contents

US Building Materials Distribution

     Turnover for the fiscal year 2002 totaled £1,857.7 million, an increase of £88.0 million or 5.0%. Trading profit totaled £91.8 million, a decline of £5.0 million or 5.2%. Due to a weakening of the US dollar against pound sterling there was an adverse currency translation effect on turnover and trading profit during the year of £12.8 million and £0.7 million, respectively. Excluding the effects of foreign currency movements the increase in turnover was 5.7% and the decrease in trading profit was 4.5%.

     Acquisitions completed during the year ended July 31, 2002 together with the incremental effect of acquisitions completed in the previous year, increased turnover by 5.3% and increased trading profit by 6.2%. A total of £13.7 million was invested in the acquisition of two US building materials distribution businesses. These acquisitions are in line with Stock Building Supply’s strategy of increased geographic diversity, to widen exposure to different housing markets and to expand its value added capability in terms of fabrication, millwork and component assembly. Stock Building Supply now has three stand-alone millwork plants, 31 component facilities and operates in 24 states.

     The overall organic growth in sales of approximately 0.4% and decrease in trading profit of 10.7% was primarily due to a continuation of depressed lumber and panel prices and reduced housing starts in several of the company’s major markets. In those markets where housing starts have declined, competitive pressures resulted in reduced gross margins which the company was not able to recover in other territories.

     Stock Building Supply is well advanced in the process of changing the trading names it uses nationally across the US to Stock Building Supply. This is likely to be completed by the end of July 31, 2003. The new national identity together with the completion of the implementation of the Nx Trend computer system will deliver additional benefits to the business in terms of enhanced customer service, greater brand recognition, more efficient management of working capital, improved buying opportunities and reduced costs. Further benefits are likely to arise from increasing cooperation between Stock Building Supply and the North American Plumbing and Heating operations in servicing major home building customers requiring a range of products and services.

European Distribution

     Turnover for the fiscal year 2002 totaled £2,517.5 million, an increase of £146.1 million or 6.2%. Trading profit totaled £171.4 million, an increase of £13.2 million or 8.3%. Due to a strengthening of the Euro against pound sterling there was a favorable currency translation effect on turnover and trading profit during the year of £11.5 million and £0.5 million, respectively. Excluding the effects of foreign currency movements the increase in turnover was 5.6% and the increase in trading profit was 8.0%.

     Acquisitions completed during the year together with the incremental effect of acquisitions completed in the previous year, increased turnover by 2.9% and increased trading profit by 1.6%. A total of £60.3 million was spent on six acquisitions, three of which were in the UK.

     The UK was the strongest market in which the group operated during the fiscal year. The principal driver was the RMI (repairs, maintenance and improvement) market which was buoyed by strong consumer demand against the background of lower interest rates, low unemployment and house price inflation. Conversely, the group’s Continental European markets were generally flat.

Back to Contents

UK (including Ireland)

     Wolseley Centers took full advantage of a strong UK market and increased sales by 8.7% to £1.7 billion, including an organic increase of 4.5%. Trading profit was 11.3% higher at £128.7 million. Each of the four trading divisions increased their gross margin percentages compared to the prior year. The overall net margin percentage was up from 7.6% to 7.8% of sales despite increased costs relating to the move into two new distribution centers.

     The UK Lightside division opened an additional 51 branches to further increase market share and better service customer needs. Organic growth in Lightside was just under 7% and the net margin percentage was unchanged on the prior year. Heavyside focused on margin enhancement and cost containment. It also benefited from acquisitions, adding to its timber product offering. The net margin percentage in Heavyside has risen substantially over the last four years, due to improved purchasing flowing from increased scale, operational efficiency and a more favourable product mix. The margin is now close to 8% of sales. Demand was weakest in the Industrial and Commercial division, although the market trends improved in the second half and trading profit was up on the previous year. The warmer weather did not help the spares division, where sales demand is higher in colder periods and trading profits ended marginally down on last year.

France

     Whilst the trends were better in the second half, Brossette reported lower sales and profits than in the previous year, despite achieving a higher gross profit percentage. There were a number of factors which adversely affected Brossette’s performance. The heating market, which traditionally accounts for approximately 40% of Brossette’s product range, was weak throughout the year reflecting a move away from gas and oil fuelled boilers to electricity. Brossette believes it out-performed in a period of overall market decline and has expanded its product offering to include electrical heating products. It is also in the process of centralising certain functions and refining its distribution network. Although the introduction of the 35 hour week in France has impaired productivity, such infrastructure changes will result in synergies and cost savings in future years. Brossette’s net margin percentage was down on the previous year.

Rest of Europe

     Despite one of the worst construction markets in the last decade, OAG in Austria achieved a 5% increase in sales and an improvement in trading profit of 29%. The new management team have increased the focus on cost savings, product expansion and margin enhancement. The resulting net margin percentage was ahead of last year. OAG’s subsidiaries in the Czech Republic and Hungary now account for nearly 14% of OAG group sales. Particularly good progress was made in Hungary where both sales and profitability increased whereas conditions in the Czech Republic were more difficult.

     Manzardo, in Italy, focused on expansion of its branch network and other organic growth in the absence of suitably priced acquisitions to increase critical mass more quickly. At July 31, 2002, the branch network comprised 17 locations, including 11 express stores, which have been developed using the tried and tested French business model. Manzardo now operates in more than double the number of locations as at the time of acquisition. Sales increased by 6% but trading profits expanded at a lower rate due to the costs associated with the new branch openings.

     The market for CFM in Luxembourg was adversely affected by increased competition from German companies seeking business elsewhere to escape their own depressed markets.

<

Back to Contents

However, CFM produced sales growth of just over 2% and an increase in trading profit of nearly 20%, assisted by certain one-off credits.

     Wasco in The Netherlands, which was acquired in early July 2002, produced a result in line with expectations for the first month’s trading within the group.

Year Ended July 31, 2001 Compared To Year Ended July 31, 2000

Consolidated Results

     Turnover. Turnover for the fiscal year 2001 totalled £7,194.9 million, an increase of £791.5 million or 12.4%. Excluding discontinued activities, turnover increased by £1,031.5 million or 16.9% from £6,110.1 million to £7,141.6 million. Acquisitions completed during the period increased turnover by £234.5 million or 3.7%

     Trading Profit. Trading profit for the fiscal year 2001 totalled £414.2 million, an increase of £28.5 million or 7.4%. Excluding discontinued activities, trading profit increased by £43.8 million or 11.9% from £366.7 million to £410.5 million. Acquisitions completed during the period increased trading profit by £15.4 million or 4.2%.

     Goodwill Amortization. Goodwill amortization increased by £5.3 million from £12.5 million in fiscal 2000 to £17.8 million in the fiscal year 2001. This increase was due to (i) amortization relating to goodwill arising on acquisitions completed during the fiscal year 2001; and (ii) a full period’s amortization of goodwill arising on acquisitions completed in the prior period. Prior to August 1, 1998, goodwill arising on consolidation and purchased goodwill was written off to reserves in accordance with UK GAAP. Following publication of FRS 10, a revised policy for accounting for goodwill was adopted with effect from August 1, 1998. Goodwill arising from acquisitions completed on or after that date is capitalized and amortized on a straight-line basis over a period of not more than 20 years.

     Exceptional Loss on Disposal. The exceptional loss on disposal of operations amounting to £70.0 million in the fiscal year 2001 related to the disposal of the Group’s remaining manufacturing operations.

     Interest. The interest charge increased from £28.3 million to £35.2 million primarily due to a higher level of borrowings incurred to finance acquisitions.

     Taxation. The Group’s effective tax rate decreased from 32.8% to 28%, before taking account of exceptional items and goodwill amortization, as a result of benefits arising from ongoing tax planning measures.

North American Plumbing and Heating Distribution

     Turnover for the fiscal year 2001 totaled £3,000.5 million, an increase of £449.3 million or 17.6%. Trading profit totaled £155.5 million, an increase of £19.6 million or 14.4%. Due to a strengthening of the US dollar against pound sterling there was a favorable currency translation effect on turnover and trading profit during the year of £242.0 million and £13.1 million, respectively. Excluding the effects of foreign currency movements the increase in turnover was 7.4% and the increase in trading profit was 4.4%.

     Acquisitions completed during the year ended July 31, 2001 together with the incremental effect of acquisitions completed in the previous year, increased turnover by 4.1% and increased trading profit by 4.3%. The most significant acquisition was that of the Westburne Group for approximately £255 million. As of July 31, 2001, Westburne Group operated from 198 locations in Canada and 99 in the US, and is involved in the distribution of plumbing,

Back to Contents

waterworks, refrigeration products and industrial supplies. The Canadian business will be expanded by a combination of bolt-on acquisitions, branch openings and product diversification. In the US, Westburne Group’s operations are being integrated into the Group’s existing plumbing operations over the next two years, involving estimated one-off costs of £7 million. The integrations will create synergies and cost savings, as well as additional focus on growing Westburne Group’s US business. A further £19 million was spent on acquisitions including further expansion of the fire protection business, which is a growing part of Ferguson’s activities.

     The organic growth in turnover was approximately 3.7%, which was derived from increased sales volume with selling prices remaining generally stable. The underlying increase in turnover and trading profit resulted from increased market share and a resilient housing market in the US despite adverse weather conditions and a slowing of the US economy. Ferguson’s markets exhibited a mixed pattern with trading strongest in its West Coast operations and weakest in the Midwest. Despite headcount reductions in response to weakening market conditions the growth in trading profit was slightly lower than sales growth.

     FNW sales and trading profit growth was similar to Ferguson. FNW added a net six branches to increase its market penetration.

     Ferguson and FNW completed the then current phase of the rollout of distribution centers. These centers have increased reliability of delivery to branches and enhanced customer service. Benefits have been achieved during the year from improved inventory turnover and reduced duplicate inventory holdings in branches and distribution centers. This new distribution infrastructure, unique in the US industry, will also be used for Westburne’s US operations and should increase added value percentage for those operations. The need for additional distribution centers in the future will be assessed by reference to market penetration and volumes in other regions.

US Building Materials Distribution

     Turnover for the fiscal year 2001 totalled £1,769.7 million, an increase of £407.2 million or 29.9%. Trading profit totaled £96.8 million, an increase of £11.3 million or 13.2%. Due to a strengthening of the US dollar against pound sterling there was a favorable currency translation effect on turnover and trading profit during the year of £129.2 million and £8.3 million, respectively. Excluding the effects of foreign currency movements the increase in turnover was 18.6% and the increase in trading profit was 3.2%.

     Acquisitions completed during the year ended July 31, 2001 together with the incremental effect of acquisitions completed in the previous year, increased turnover by 30.0% and increased trading profit by 30.3%. A total of £73.3 million was invested in the acquisition of seven US Building Materials Distribution businesses. These acquisitions are in line with Stock Building Supply’s strategy of increased geographic diversity, to widen exposure to different housing markets and to expand its value added capability in terms of fabrication, millwork and component assembly. Stock Building Supply had four stand-alone millwork plants, 38 component facilities and operated in 24 states as at July 31, 2001.

     The overall organic decrease in sales of approximately 9% and decrease in trading profit of approximately 24% was primarily due to lower lumber and panel prices mitigated by higher sales volume. Sales volumes increased by approximately 1% due to a resilient housing market with an annual rate of approximately 1.6 million starts. The average lumber price for the year was approximately 16.2% below that of the previous fiscal year. However, lumber prices

Back to Contents

recovered from a seven year low in January 2001 and the lumber price at July 31, 2001 was 6.6% higher than at July 31, 2000. As expected in times of commodity price deflation, Stock Building Supply’s added value percentage increased. The gross margin achieved was nearly 2% higher than the prior year.

European Distribution

     Turnover for the fiscal year 2001 totaled £2,371.4 million, an increase of £175.0 million or 8.0%. Trading profit totaled £158.2 million, an increase of £12.9 million or 8.9%. Due to a weakening of the Euro against pound sterling there was an unfavorable currency translation effect on turnover and trading profit during the year of £14.4 million and £0.8 million, respectively. Excluding the effects of foreign currency movements the increase in turnover was 8.7% and the increase in trading profit was 9.5%.

     Acquisitions completed during the year together with the incremental effect of acquisitions completed in the previous year, increased turnover by 3.0% and increased trading profit by 2.4%. A total of £51.1 million was spent on eight acquisitions, five of which were in the UK. A £22 million acquisition of Nationwide Refrigeration Supplies helped to establish Wolseley Centers as a leader in the growing UK air conditioning market and refrigeration market. Other UK acquisitions were all in the Heavyside Division and further expanded Builder Center’s geographic coverage and specialist timber offering.

     The organic growth in turnover was approximately 5.7%, which was primarily derived from a higher volume of sales activity and a moderate improvement in selling prices in Continental Europe.

     Despite the effect of adverse weather conditions, Wolseley Centers’ UK sales increased by 12.6% to over £1.5 billion and trading profits by 13.9% to over £115 million. The organic increase in sales was 8%. Trading profits increased in each of the four UK divisions with double digit increases in trading profits. Each division also gained market share. In Wolseley Centers’ Lightside Division, Plumb Center and Drainage Center opened 52 new branches, including four in Ireland. Organic growth at over 13% was well ahead of the market according to statistics from the Builders Merchant Federation. Wolseley Centers’ Heavyside Division recovered from the adverse weather conditions to achieve sales growth of over 10% and an increase in trading margin of 17%. The new hire sales business grew by 20% reflecting the addition of 17 new branches during the year with a further 22 planned for 2002. The Heavyside Division’s Timb er Center also expanded with 16 new branches during the year. Wolseley Center’s Industrial Division increased trading profits by 19.5% during the year driven by growth in air conditioning sales and the successful opening of implants within existing branches. Wolseley Center’s Spares Division recorded an increase in sales of 12.6% while maintaining its trading margin. The creation of a new, all-picture spare parts catalogue for domestic and commercial heating and commercial catering spares is an industry first. A sales office was opened in Holland during the year and further development was planned in continental Europe.

     In continental Europe, market conditions for the group’s plumbing and heating companies deteriorated towards the end of the fiscal year in response to slowing economies. In France, Brossette achieved 1% sales growth over the prior year’s figures, which were boosted by the end of a sales program and the benefits of a reduction in the rate of VAT on sales to contractors. The heating market was weaker due to warmer weather and price deflation. Sales of other product segments showed good volume growth. As the market softened, the pressure on prices increased and Brossette’s added value percentage ended marginally down on last year. Trading profit was also slightly down. There were 20 new branches opened during the year.

Back to Contents

     OAG in Austria continued its recent trend of progress, achieving an increase in sales of over 3% and an increase in profits of more than 22%. As with Brossette, the heating market was weaker but OAG benefited from stronger industrial and DIY sectors and from the cost reduction program instituted in the prior year. Development of the businesses in Hungary and the Czech Republic, which now account for over 11% of OAG sales, continued with the opening of seven new branches.

     In Italy, Manzardo recorded 4% sales growth but profits decreased slightly with additional costs due to the opening of two new “express” store locations. These should move into profit over the next year. A further seven locations were planned for 2002.

     CFM in Luxembourg made progress in both sales and profits.

Liquidity and Capital Resources

Capital Resources

     Wolseley believes the Group has adequate facilities and working capital to meet its current requirements. As of July 31, 2002, net debt amounted to £545.6 million, compared to £693.7 million at July 31, 2001 and £454.3 million at July 31, 2000. Net debt includes both short-term and long-term borrowings less cash and current asset investments. The Group seeks a balance between certainty of funding and a flexible, cost-effective borrowings structure. The overall policy is to ensure that, at a minimum, all projected net borrowing needs are covered by committed facilities, supplemented where appropriate by overdraft facilities. The principal source of funds to the Group is committed bank debt.

     During the year, the group entered into three bilateral facilities. The refinancing of the Westburne acquisition was successfully completed with a seven year amortising facility which raised £43 million in Canadian Dollars. Two other bilateral facilities raised £54 million in a combination of US Dollars and Euros. Both facilities had a maturity of three years.

     Wolseley exercised its option to convert the US$305 million revolving credit into a term loan with a maturity in the fiscal year 2004.

     In addition the Group has a £200 million bank overdraft facility and a number of other uncommitted facilities which enable the Group to maintain short-term flexibility.

Back to Contents

     The year-end maturity profile of the Group’s centrally managed facilities was as follows:

Facility £m

Less than 1 year	200

1-2 years	48

2-3 years	249

3-4 years	–

4-5 years	397

5-6 years	–

6-7 years	43

Total	937

Cash Flows from Operations

     Cash flows provided by operating activities for the fiscal year 2002 increased 12.8% to £584.1 million from £518.0 million for the same period in the previous year. Cash flows provided by operating activities during the fiscal year 2001 increased by 32.8% from £390.0 million to £518.0 million. These increases were primarily a result of increases in trading profit and improved working capital ratios.

Borrowings

     Net borrowings, excluding construction loan borrowings, reduced during the fiscal year 2002 by £148.1 million to £545.6 million from £693.7 million at July 31, 2001. The reduction in borrowings was due to cash flow from operating activities. During the fiscal year 2001 net borrowings, excluding construction loan borrowings, increased by approximately £239.4 million from £454.3 million at July 31, 2000. The increase in net borrowings was due to additional financing to fund new acquisitions. Construction loan borrowings relating to the US Building Materials Distribution segment reduced to £171.4 million at July 31, 2002 from £215.2 million at July 31, 2001 and £192.1 million at July 31, 2000. These loans relate to construction loan receivables, which reduced to £171.4 million at July 31, 2002 from £215.5 million at July 31, 2001 and £193.0 million at July 31, 2000. See Note 41 to the Consolidated Financial Statements for an additional description and maturity profile of borrowings. The Group’s borrowings are not significantly affected by seasonality.

Financial Instruments and Treasury Policy

     For a discussion of the Group’s financial instruments and treasury policies see Note 33 of the Consolidated Financial Statements.

Back to Contents

Capital Expenditure

     Capital expenditure, net of asset disposal proceeds, decreased during the fiscal year 2002 by 11% from £108.8 million in the previous year to £96.8 million during the current year. Capital expenditure decreased by approximately 7% during the fiscal year 2001 from £117.0 million to £108.8 million. The fluctuations in capital expenditure principally reflect additional investment in information technology and distribution centers in the US during 2000 and 2001. At July 31, 2002, capital expenditure commitments amounted to £48.1 million. These commitments will be financed through borrowings and primarily relate to the expansion of the branch network and additional distribution centers in both Europe and the US.

Research and Development

     Wolseley incurred £0, £0 and £1.5 million on product research and development expenditure during the fiscal years 2002, 2001 and 2000, respectively. The fall in 2001 related to the sale of the manufacturing division.

Exchange Rate Fluctuations

     Wolseley earns a significant proportion of its sales and profits in foreign currencies, principally the US dollar and to a lesser extent the Euro. The US dollar weakened against the pound by 0.7% during the fiscal year 2002; compared to a strengthening of 8.7% and 3.2% during the fiscal years 2001 and 2000, respectively. The effect of this currency fluctuation was to reduce reported turnover and trading profits for the North American Plumbing and Heating Distribution segment and the US Building Materials Distribution segment by approximately these percentage amounts in each respective fiscal year. During the fiscal year 2002 the Euro strengthened against the pound by 1.3%. The effect of this movement was to increase the reported profits and turnover for the European Distribution by approximately 0.5% and 0.3% respectively. The Euro weakened against the pound by 1.8% during the fiscal year 2001. The effect of this currency fluctuation was to decrease reported turnover and trading profits for the European Distribution segment for the full year ended July 31, 2001 by approximately 0.7% and 0.6%, respectively.

     The Euro weakened against the pound by 7.5% during the fiscal year 2000. The effect of this currency fluctuation was to decrease reported turnover and trading profits for the European Distribution segment for the full year ended July 31, 2000 by 3.0% and 2.2% respectively.

Recently Issued Accounting Standards

     FRS 17, Retirement Benefits, sets out requirements for accounting for retirement benefits. Certain of the disclosure requirements of FRS 17 were required to be adopted for fiscal periods ending on or after June 22, 2001 and certain additional disclosure requirements were required to be adopted for periods ending on or after June 22, 2002. The date after which financial statements must adopt the standard in its entirety is January 1, 2005. The disclosures required have been made in the accounts.

     In June 2001 SFAS No. 142, “Goodwill and Other Intangible Assets,” was issued. SFAS 142 eliminates the amortization of goodwill and indefinite-lived intangible assets and initiates an annual review for impairment, as measured under US GAAP. Identifiable intangible assets with a determinable useful life will continue to be amortized. The amortization and non-amortization provisions apply to goodwill and other intangible assets acquired after June 30, 2001. Goodwill and other intangible assets acquired prior to June 30, 2001 will be affected upon adoption. Wolseley will adopt SFAS 142 effective August 1, 2002, which will require

Back to Contents

Wolseley to cease amortization of its remaining net goodwill and indefinite-lived intangible assets and to evaluate them annually for impairment based on a fair value concept.

     Because of the extensive effort needed to comply with adopted SFAS 142, it is not practicable to estimate reasonably the impact of adopting these Statements on Wolseley’s financial statements at the date of this report, including whether any transitional impairment losses will be required to be recognized as a cumulative effect of a change in accounting principle. The immediate effect of adoption will be the cessation of goodwill amortization which in fiscal 2002 totalled £46.0 million under US GAAP.

     In August 2001, SFAS 143, “Accounting for Asset Retirement Obligations,” was issued. This statement is effective for fiscal years beginning after June 15, 2002 and requires that obligations associated with the retirement of a tangible long-lived asset to be recorded as a liability when those obligations are incurred, with the amount of the liability initially measured at fair value. Wolseley is currently assessing the impact of this new standard, but it is not expected to have a material impact on financial position or results of operations.

     In October 2001, SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” was issued. SFAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, SFAS 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. The adoption of this standard is not expected to have a material effect on Wolseley’s financial position or results of operations.

     In April 2002, SFAS 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections” was issued. SFAS 145 eliminates the automatic classification of gain or loss on extinguishment of debt as an extraordinary item of income and requires that such gain or loss be evaluated for extraordinary classification under the criteria of Accounting Principles Board No. 30 “Reporting Results of Operations”. This statement also requires sales-leaseback accounting for certain lease modifications that have economic effects that are similar to sales-leaseback transactions, and makes various other technical corrections to existing pronouncements. SFAS 145 will be effective for the Company for the year ending July 31, 2003. The adoption of this statement will not have a material effect on the Company’s results of operations or financial position.

     In July 2002, SFAS 146, “Accounting For Costs Associated with Exit or Disposal Activities” was issued. SFAS 146 is effective for exit or disposal activities initiated after December 31, 2002. This standard will require companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The standard replaces the existing guidance provided by EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” The Company has not yet adopted SFAS No. 146 nor determined the effect of the adoption of SFAS No. 146 on the Company’s results of operations or financial position.

Back to Contents

Critical Accounting Policies

     The group’s principal accounting policies are set out on pages F-7 to F-9 of the consolidated financial statements and conform with accounting principles generally accepted in the United Kingdom (“UK”) (“UK GAAP”).

     The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements and related footnotes. The most sensitive estimates affecting the financial statements are in the areas of assessing the recoverability of receivables, the net realizable value of inventory, and the impairment of goodwill and long-lived intangible assets.

Allowance for Doubtful Accounts

     The company evaluates the collectibility of accounts receivable based on a range of factors including the age of the receivable and the creditworthiness of the customer. While the company has a large geographically dispersed customer base, a slowdown in the markets in which the company operates may result in higher than expected uncollectible amounts and therefore higher (or lower) than anticipated charges for irrecoverable receivables. The company held allowances for doubtful debts totalling £35.9 million and £33.3 million at July 31, 2002 and 2001 respectively.

Inventories

     For financial reporting purposes the company evaluates its inventory to ensure it is carried at the lower of cost or net realizable value. Provision is made against slow moving, obsolete and damaged inventories. To the extent that future events impact the saleability of inventory these provisions could vary significantly. The company held allowances in respect of inventory balances totalling £91.0 million and £97.8 million at July 31, 2002 and 2001 respectively.

Impairment of long-lived assets

     The Company periodically evaluates the net realisable value of long-live assets, including goodwill, other intangible assets and tangible fixed assets, relying on a number of factors, including operating results, business plans and projected future cash flows.

     In the UK GAAP financial statements, the company amortizes purchased goodwill arising since August 1, 1998 over its estimated economic life subject to a maximum of 20 years. Unexpected future events may evidence an economic life less than this period in which circumstances a higher amortization charge would be made in those future financial statements as a result of this shorter life. Tangible fixed assets are depreciated over their useful lives.

     Where there is evidence of a potential impairment to the carrying value of either goodwill or tangible fixed assets, the company undertakes an estimation of the fair value of that goodwill in accordance with the approach set out in FRS 11. The fair value is in most cases based on the discounted present value of the future cash flows expected to arise from the business unit to which the goodwill relates, or from the individual asset or asset group. Estimates are used in deriving these cash flows and the discount rate.

     For US GAAP purposes, goodwill arising on acquisitions prior to July 1, 2001, and all intangible assets are amortized over their estimated useful lives. Goodwill arising on acquisitions after July 1 2001 is not subject to amortization, but instead is subject to an annual

Back to Contents

impairment review. Following the adoption of SFAS 142 “Goodwill and Intangible Assets” on August 1, 2002, all pre-existing goodwill and indefinite-lived intangible assets will no longer be subject to amortization. The company will be required to review goodwill and long-live intangible assets at least annually for impairment in accordance with this standard, which will involve the use of management estimates in the valuation of these assets.

     Where there is evidence of a potential impairment to the carrying value of tangible fixed assets, impairment is assessed on the basis of the anticipated undiscounted future cash from the relevant assets. If estimated cash flows are lower than the carrying value of the asset, an impairment loss is recognized.

     The company has not experienced any impairments during the periods presented in the consolidated financial statements presented.

Contractual Obligations and Commercial Commitments

     The following table sets forth the aggregate maturities of the Group’s debt, operating leases and other long-term obligations for the five years subsequent to July 31, 2002.

	2003	2004	2005	2006	2007	Thereafter	Total
	£m	£m	£m	£m	£m	£m	£m

Borrowings*	423.6	55.2	77.5	5.1	323.1	46.7	931.2
Capital lease obligations	5.6	5.6	0.1	–	–	–	11.3
Operating lease obligations	95.5	79.1	63.8	50.2	42.1	193.8	524.5

	524.7	139.9	141.4	55.3	365.2	240.5	1,467.0

*	Borrowings are gross and include construction loan borrowings.

Back to Contents

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

     The Company’s directors and senior management, and their ages, as of October 31, 2002, are as follows:

Name	Age	Title

Richard Ireland(1) (3) (5) (6)	68	Chairman (to December 13, 2002)

Executive Directors
Charles A. Banks(3) (4) (5)	61	Group Chief Executive Officer
Jacques-Régis Descours(4)	54	Chief Executive Officer, Brossette SA and Building Distribution Southern Europe
Fenton N. Hord(4)	56	Chief Executive Officer, US Building Materials Distribution
Claude A.S. Hornsby(4)	46	Chief Executive Officer, US Plumbing and Heating Division
Andrew J. Hutton(4)	56	Chief Executive Officer, Wolseley Centers Limited, and Building Distribution Northern Europe
Stephen P. Webster(3) (4)	49	Group Finance Director

Non-Executive Directors
John M. Allan(1) (2)	54	Director
James I. K. Murray(1) (3)	56	Director
Robert M. Walker(2) (5)	57	Director
John W. Whybrow(2) (5)	55	Deputy Chairman (to December 13, 2002)

Company Secretary
Mark J. White	42	Group Company Secretary

(1)	Member of the Audit Committee

(2)	Member of the Remuneration Committee

(3)	Member of the Treasury Committee

(4)	Member of the Executive Committee

(5)	Member of the Nominations Committee

(6)	Chairman of the Pension Trustees

     The Company’s Articles of Association provide that any director who has been a director for three years or more since he was last elected (or re-elected) at the date fixed for the annual general meeting must retire. That director may be re-elected if he is willing to serve as a director. Additionally, new directors appointed by the board must retire at the next general meeting and be put forward for re-election by shareholders. It is board policy that non-executive directors generally do not serve on the board for more than nine years. In cases where it is proposed to exceed this period, the director concerned will retire annually and offer himself for re-election annually.

     Mr Ireland, did not stand for re-election, left the board at the conclusion of the annual general meeting on December 13, 2002. Mr Whybrow, who was appointed Deputy Chairman on April 12, 2002, succeeded Mr Ireland as Chairman following the conclusion of the meeting.

Back to Contents

Background Information Concerning Directors and Senior Management

     Richard Ireland. Mr. Ireland was first appointed to the board on December 12, 1975. Mr. Ireland was Group Finance Director from 1975 to 1994. He became a non-executive director in May 1995 and Group Chairman on August 1, 1996. Mr. Ireland served as Executive Chairman from June 2000 until May 2001. Mr. Ireland is Chairman of the Treasury and Nominations Committees and a member of the Audit Committee in addition to being Chairman of the Trustees of the Wolseley Group Retirement Benefits Plan, the UK principal pension plan. He was Chairman of Severn Trent Plc from 1994 to 1998 and a director of Schroder UK Growth Fund until August 2002.

     Charles A. Banks. Mr. Banks was first appointed to the board on August 1, 1992. He was appointed Group Chief Executive Officer on May 3, 2001. He was previously Chief Executive Officer of Ferguson and spent 34 years with that company. He is a non-executive director of Bunzl plc and of Harbor Bank which is headquartered in Virginia.

     Jacques-Régis Descours. Mr. Descours was first appointed to the board on September 1, 1998. Mr. Descours is Chief Executive Officer of Brossette. He joined Brossette in 1984 and was appointed its Finance Director on January 1, 1992. He was appointed Deputy Managing Director of Brossette in November 1994 and Managing Director on February 1, 1997. His responsibilities were extended to include the development of the Group’s business in Southern Europe as of September 1, 1998.

     Fenton N. Hord. Mr. Hord was first appointed to the board on October 2, 2000. Mr. Hord joined the Group as Chief Executive Officer of Carolina Holdings, Inc d/b/a Stock Building Supply, the parent company for Wolseley’s US Building Materials Distribution segment, in 1987. Prior to joining the Group, Mr. Hord was President of Eskimo Pie Corporation, which was at the time a subsidiary of Reynolds Metals Co. (now Alcoa). He is a non-executive director of Reeds Jewellers Inc.

     Claude A. S. Hornsby. Mr. Hornsby was first appointed to the Board on May 3, 2001. Mr Hornsby is responsible for the US Plumbing and Heating Division which incorporates Ferguson, Familian Northwest and the US operations of Westburne, acquired in 2001. Mr. Hornsby has spent 24 years with Ferguson.

     Andrew J. Hutton. Mr. Hutton was first appointed to the board on August 1, 1994. He assumed additional responsibility for building distribution activities in Northern Europe with effect from September 1, 1998. Mr. Hutton has spent most of his working life in the building materials distribution trade.

     Stephen P. Webster. Mr. Webster was first appointed to the board on August 1, 1994 as Group Finance Director designate. He was appointed as Group Finance Director on December 9, 1994. He is a member of the Treasury Committee. Mr. Webster was formerly a partner in Price Waterhouse and is a Chartered Accountant.

     John M. Allan. Mr. Allan was first appointed to the board on June 1, 1999. He is a member of the Audit and Remuneration Committees. Mr. Allan is currently Chief Executive of Exel plc and a non-executive director of PHS Group Plc. He is a member of the CBI Presidents’ Committee and is a member of the University of Edinburgh Campaign Board.

     James I. K. Murray. Mr Murray was first appointed to the board on April 12, 2002. He is chairman of the Audit Committee and a member of the Treasury Committee. Mr Murray was Finance Director of Land Securities Plc until his retirement in 2001.

Back to Contents

     Robert M. Walker. Mr. Walker was first appointed to the board on July 1, 1999. He is a member of the Remuneration and Nominations Committees. Mr. Walker is currently Group Chief Executive of Severn Trent Plc following over 20 years service with PepsiCo International, culminating as Divisional President.

     John W. Whybrow. Mr. Whybrow was first appointed to the board on August 1, 1997 and became Deputy Chairman on April 12, 2002. He is a member of the Nominations Committee and Chairman of the Remuneration Committee. Mr. Whybrow was President and Chief Executive Officer of Philips Lighting Holding B.V., based in The Netherlands, until 2001 and Executive Vice President, Philips Electronics N.V. from 1998 until March 2002, when he returned to the UK.

     Mark J. White. Group Company Secretary. He is a solicitor and is secretary to the Audit, Nominations, Treasury and Remuneration Committees. Mr White was previously Company Secretary of Enterprise Oil plc and Rotork plc. He joined Wolseley on July 1, 2002.

B. Compensation

Director and Senior Management Compensation

     Wolseley’s policy is to provide remuneration packages that fairly reward executives for the contribution they make to the business, having regard to the size and complexity of Wolseley’s business operations and the need to attract, retain and motivate executives of appropriate caliber. Remuneration packages comprise salary, performance bonuses, share options, benefits in kind and pensions. Under the Company’s Articles of Association, the maximum aggregate amount of remuneration payable to the Company’s non-executive directors (as a group) is £500,000 per annum.

     For the fiscal year ended July 31, 2002, the aggregate compensation paid or accrued by the Company and its subsidiaries to or for all directors and senior management for the year to July 31, 2002 as a group (13 persons) for services in all capacities was £4.772 million. Such compensation was primarily in the form of salaries and amounts paid as bonuses pursuant to performance linked bonus schemes in which all executive directors participated. Bonuses paid to directors are supervised by the Remuneration Committee of the Board of Directors.

     Remuneration during the fiscal year ended July 31, 2002 of the directors was as follows:

Back to Contents

	Salary/ Fees	Annual Bonus	Benefits		Total Fiscal 2002	Total Fiscal 2001

	£’000	£’000	£’000		£’000	£’000
Non-Executive Chairman
Richard Ireland	155	–	3		158	544

Executive Directors
Charles A. Banks	721	536	172	(a)	1,429	1,201
Jacques-Régis Descours	275	67	2		344	298
Fenton N. Hord	456	487	1		944	887
Claude A. S. Hornsby	343	542	17		902	175	(b)
Andrew J. Hutton	300	110	15		425	365
Stephen P. Webster	305	106	28	(c)	439	401

Non-Executive Directors
John M. Allan	29	–	–		29	28
James I.K. Murray(d)	10	–	–		10	–
David L. Tucker(e)	19	–	–		19	28
Robert M. Walker	29	–	–		29	28
John W. Whybrow	29	–	–		29	28

Company Secretary
Mark J. White(f)	12	2	1		15	–

	2,683	1,850	239		4,772	3,983

Notes:

(a)	£128,000 of the figure for benefits relates to relocation from the US to the UK

(b)	Claude Hornsby was appointed on May 3, 2001

(c)	£9,000 of the figure for benefits relates to relocation from Droitwich, UK to Theale, UK.

(d)	From April 12, 2002.

(e)	To April 12, 2002

(f)	From July 1, 2002.

Salaries

     Basic salaries of executive directors are determined having regard to competitive market data relative to the markets in which the group and executive directors operate, as obtained from remuneration and benefits surveys and other available external data. Other factors include the degree of individual responsibility, individual performance and consideration to the wider economic and employment backdrop, including general pay and employment conditions elsewhere in Wolseley.

Performance bonuses

     Performance bonus arrangements are designed to encourage individual performance, corporate operating efficiencies and profitable growth, thereby enhancing shareholder value. A new annual bonus scheme was introduced for certain executive directors from August 1, 2000. The scheme, and the level of payment, is intended to provide a more direct link to annual performance and depends on performance against annual targets of profits and cashflow of the

Back to Contents

Group and, where relevant the appropriate division. The new scheme applied to Charles Banks and Claude Hornsby from August 1, 2001, each previously having participated in the Ferguson bonus scheme. For the first year of their participation in the new bonus arrangements, being the year ended July 31, 2002, a transitional minimum bonus of $420,000 and $400,000, respectively, was guaranteed. This was to provide some level of earnings protection for the first year of participation in the new arrangements. Bonuses are generally non pensionable. In the case of Mr. Hord, however, it has been agreed that in order to preserve his pension entitlement at the date the new scheme was introduced, his bonus up to a maximum of $742,400 would remain pensionable. Richard Ireland received a cash bonus of £160,000 during the fiscal year 2001 which related to his tenure as executive Chairman. This bonus was determined by the remuneration committee in recognition of the Group’s development during this period.

Long-term cash incentive plan

     The object of the long-term cash incentive plan, which was specifically introduced to facilitate Charles Banks’ recruitment as Chief Executive Officer in 2001, is designed to provide a cash bonus conditional upon the Company’s total shareholder return (“TSR”) over three years. The Company’s TSR is compared to the TSR of a defined list of comparator companies. For the first award, which was made with effect from August 1, 2001, the list is, in the main, based on the constituent members of the FTSE 100 as at that date excluding bank, telecommunications and utility companies. The maximum sum payable for the three years ending July 31 2004 is 50% of Mr Banks’ basic annual salary on August 1, 2001. This maximum will only be payable if the Company’s TSR over the performance period is in the top decile of the comparator group. No amount is payable if the Company’s comparative TSR performance is ranked at, or below, the median and the vesting percentage will be determined on a linear basis for intermediate rankings. Mr Banks’ second award under the long-term incentive plan was made with effect from August 1, 2002 on an identical basis to the award made on August 1, 2001 (save that it was based on 50% of salary as at August 1, 2002). As part of these arrangements one further grant will be made under the plan with effect from August 1, 2003.

Pension

     UK executive directors participate in the Wolseley Group Retirement Benefits Plan (the “Plan”). Richard Ireland is currently in receipt of a pension from the Plan. The Plan is a defined benefits plan and provides benefits based on final pensionable salaries. The employing company makes contributions to the Plan based on the recommendation of the Plan actuary. Executive directors who are active members of the Plan contribute 5% per annum of pensionable salary. Bonuses payable to UK executive directors are not pensionable.

     UK legislation limits the amount of an employee’s salary that can be pensioned through an approved pension scheme (“the Cap”). Stephen Webster is the only current UK director who is subject to the Cap. The company has agreed to provide Mr Webster with benefits which are broadly comparable to those that would have been applied under the Plan had the Cap not been introduced. The amount charged to the profit and loss account during the year in respect of this future obligation was £55,004 (2001 £23,700).

     Charles Banks and Claude Hornsby participate in the defined contribution pension arrangements of Ferguson. Jacques Descours participates in the defined benefits pension arrangements of Brossette SA. Fenton Hord participates in a defined benefit supplemental executive retirement plan and defined contribution plan of Stock Building Supply.

Back to Contents

     Ferguson has a commitment to a former director, who is a US citizen, to pay a joint survivor pension of $300,000 per annum for fifteen years from August 1, 1993. The net present value of the future obligation at July 31, 2002 was £ 0.993 million (2001 £1.1 million) which has been charged in prior years’ financial statements.

     Additionally, Brossette has a commitment to a former director, who is a French citizen, to pay an annual pension of €198,191 with a widow’s entitlement of 60%, subject to an annual increase based on the agreed French pension index. The full actuarial cost of this arrangement was provided in previous years as part of Brossette’s ongoing pension obligations. The Company is guarantor of the future pension commitment which at July 31, 2002 was approximately £2.1 million (2001 £2.1 million).

     The following table shows the directors participating during the year in Wolseley defined benefits plans and the amounts of pension entitlements earned, the accrued pension liabilities and the changes therein. These pension liabilities are calculated using the cash equivalent transfer value method prescribed in the Listing Rules of the UK Listing Authority.

Participant	Increase in accrued pension during 2002	Total accrued pension as at July 31, 2002	Transfer value of the increase during 2002

	£000	£000	£000
Jacques R. Descours	14	75	153
Andrew J. Hutton	12	138	143
Stephen P. Webster	2	13	58

     The transfer values shown above are not payable to the individuals concerned.

     The following table shows those directors participating in money purchase defined contribution pension plans and the cost of the Company’s contributions thereto.

Participant	2002	2001

	£000	£000
Charles A. Banks	174	166
Fenton N. Hord	6	8
Claude A. S. Hornsby	87	57
Stephen P. Webster	55	24

	322	255

Other benefits

     Executive directors receive certain other benefits principally related to the provision of company cars and health care arrangements.

Non-executive directors

     Non-executive directors are paid fees which are reviewed from time to time by the board. The non- executive directors do not participate in any incentive plan nor is any pension payable in respect of their services as non-executive directors.

Back to Contents

Share Option Plans

     The Company has adopted six share option plans: the 1984 Executive Share Option Scheme and the 1989 Executive Share Option Scheme (collectively, the “Executive Option Schemes”); the Wolseley Employees Savings Related Share Option Scheme 1981 (the “UK Option Scheme” and the Wolseley Irish Sharesave Scheme 2000 (the “Irish Option Scheme,” together with the UK Option Scheme, the “Employees Savings Option Schemes”); the Wolseley Employees International Stock Appreciation Plan (the “SAP”); and the Wolseley Employee Share Purchase Plan 2001 (the “Purchase Plan”). The number of Ordinary Shares over which options may be granted under the Executive Option Schemes may not, in any ten year period, exceed five percent of the issued share capital of the Company from time to time. The number of Ordinary Shares over which options may be granted under the Employees Savings Option Schemes, the SAP and the Purchase Plan may not, in any ten year period, when aggregated with options under the Executive Option Schemes, exceed ten percent of the issued share capital of the Company from time to time. Shares are allotted under the Executive Option Schemes, the Employees Savings Option Schemes, the SAP and the Purchase Plan when the options are exercised.

Executive Option Schemes

     Eligibility – All executive directors and other senior company management, as well as all other full- time employees of Wolseley, are eligible to participate in the Executive Option Schemes. A “full-time” employee is an employee with a normal contractual working week of 25 hours or more. There are currently approximately 170 participants in the Executive Option Schemes.

     Options – Options entitle the recipient to purchase the Company’s Ordinary Shares and are evidenced by an option certificate which includes the number of shares comprised in the option, the exercise price of the option and the date the option was granted to the recipient. Options are personal to the participant and his personal representatives and may not be transferred. No payment is required for the grant of an option.

     Exercise price – The exercise price of an option may not be less than the higher of (i) the nominal value of a share; and (ii) for European participants, an amount equal to the middle market quotation of a share on the dealing day immediately preceding the date of grant and for US participants, the dealing day of the date of grant, as derived from The London Stock Exchange Daily Official List.

     Performance conditions – The Remuneration Committee considers annually the levels of option grants, which are phased over time. An option becomes exercisable on the third anniversary of the date of grant, but in respect of options granted after May 31, 1994, it cannot be exercised unless a performance test has been satisfied. Thereafter, it may be exercised at any time until it lapses, 10 years from the date of grant. Options granted between May 1994 and December 1996 may not be exercised unless the growth in earnings per share over a period of three consecutive fiscal years exceeds the growth in the UK Retail Price Index over the same period by at least 6%. Options granted in, and subsequent to, December 1997 may not be exercised unless growth in earnings per share over a period of three consecutive fiscal years exceeds growth in the UK Retail Price Index over the same period by at least 9%. In addition, the number of op tions exercisable by executive directors is determined by the return on capital employed achieved over the same rolling three year period. For options granted in 1997 and 1998, achieving a return on capital employed of 15% per annum will enable 50% of options granted to become exercisable, rising on a sliding scale to 100% for achieving a return on

Back to Contents

capital employed of 20% or more. With effect from October 1999, the maximum return on capital employed required to permit exercise of 100% of options granted was reduced from 20% to 17.5% and the sliding scale was adjusted accordingly.

     Individual limit – The maximum number of shares over which a participant may be granted an option on any date is subject to the limit that the aggregate exercise price of that option, when added to the aggregate exercise prices of shares comprised in any extant options to subscribe for shares granted to the participant within the previous ten years under the Executive Option Schemes and any other employee share option scheme operated by the Company (excluding shares which are the subject of options granted under any savings related share option scheme and any shares issued upon the exercise of options), may not exceed four times the participant’s total remuneration for the current or preceding fiscal year of the Company (whichever of those years gives the greater amount) or, where the participant did not receive remuneration for the preceding fiscal year, four times his total remuneration for the 12 month period begi nning with the first day of the current fiscal year in which participant received remuneration.

     Exercise of options – Options may be exercised in whole or in part following the earliest of (i) the expiration of three years from the date of grant of the option; (ii) the participant’s termination of employment by reason of his death, injury or disability (and in the case of the 1984 Executive Share Option Scheme, redundancy); (iii) the participant’s termination of employment for any reason other than his death, injury or disability if the board in its absolute discretion so determines; or (iv) the date the option becomes exercisable upon a change of control of the Company or the winding up of the Company. Upon a change of control of the Company, and subject to the Companies Act 1985 (the “Companies Act”), the general corporations law of England and Wales, a participant generally may exercise an option at any time within a six month period following the later of the date on which control of the Comp any passes to an acquiror and the date on which the offer to acquire becomes unconditional to exercise any unexercised option then held by the participant. Upon the voluntary winding-up of Wolseley, the participant may exercise an option upon receipt of notice of a meeting to consider such matter.

     Lapse of options – An option shall lapse (to the extent that it has not been previously exercised) upon the earliest of (i) the expiration of ten years from its date of grant; (ii) the expiration of 12 months from the date of participant’s death; (iii) the expiration of 12 months from the date upon which the participant’s employment terminates by reason of injury or disability (and in the case of the 1984 Executive Share Option Scheme, redundancy); (iv) the expiration of 18 months from the date on which the participant retires from employment; (v) the date on which the participant’s employment is otherwise terminated; (vi) upon a change of control of the Company, the date that is immediately after the expiration of the applicable six month time period for exercise of options; or (vii) upon the voluntary winding-up of the Company, a date that is immediately after the commencement of such winding up of the Company.

     Issue of shares – Shares issued and allotted pursuant to the Executive Option Schemes rank in full for all dividends and other distributions paid by reference to a record date falling on or after the date on which the allottee is entered on the register of shareholders of the Company and shall in all other respects rank equally with other shares issued by the Company of the same class.

Back to Contents

Employees Savings Option Schemes

     Eligibility – Under the UK Option Scheme, all UK directors and employees of the Company with at least six month’s service prior to the Company’s results announcement which immediately precedes a grant of options are eligible to participate in the UK Option Scheme. Under the Irish Option Scheme, all Irish directors and employees of the Company in service on the date of the Company’s annual general meeting immediately preceding a grant of options are eligible to participate in the Irish Option Scheme. The board has discretion to include other employees. There are currently approximately 3,250 participants in the Employees Savings Option Schemes.

     Options – Options entitle the participant to acquire Ordinary Shares. Options will be personal to the participant and his or her personal representatives and may not be transferred or assigned. No payment is required for the grant of an option.

     Exercise Price – The exercise price of an option is determined by the board and may not be less than the greater of (i) the price which is the higher of (a) eighty percent and (b) such greater percentage as may be required by appropriate tax legislation, of the middle market quotation for Ordinary Shares for such dealing day falling as near to (but not earlier than) 30 days immediately preceding the date of grant, as derived from The London Stock Exchange Daily Official List; and (ii) the nominal value of an Ordinary Share;

     Grant of Options – Options may be granted for three, five or, for the UK Option Scheme, seven years. Participants choose the duration of their option at the time of grant. It is a condition of granting an option that participants enter into a savings contract with an approved savings institution under which participants save between £10 and £250 per month (for the UK Option Scheme) or €12 and €320 per month (for the Irish Option Scheme), for a three year (36 monthly contributions) or five year (60 monthly contributions) period depending on whether they have chosen a three, five or seven year option. After either 36 or 60 monthly contributions have been made, the three or five year option matures, a bonus is payable and participants may exercise their options and buy shares in the Company at the exercise price. Participants who chose a seven year option at the time of grant are required to leave their savings accumulated over five years undistributed for another two years, at which time a further bonus is payable and they may exercise their option. Options may be exercised only with the available proceeds of the savings contract together with the applicable bonus. Participants may withdraw from a savings contract at any time (though their options will then lapse) and are not obligated to exercise an option when the contract matures at the relevant bonus date. All savings contracts of any individual which are linked to options are aggregated for the purposes of an overall limit on savings of £250 or €320 per month (as the case may be) per participant. No options may be granted more than 20 years after the first grant of options under the Employees Savings Option Schemes.

     Exercise of Options – Upon the maturity of a savings contract, a participant has six months in which to use the savings from the savings contract and the bonus to exercise his option and purchase Ordinary Shares at the exercise price. Once six months have passed, the option lapses. In some circumstances, a participant may use his savings and exercise his option before it reaches maturity. These circumstances include (i) the death of a participant; (ii) termination of a participant’s employment by reason of his injury, disability, redundancy or retirement (if a participant’s employment terminates other than in these circumstances, options will lapse upon the date of such termination); (iii) the participant attaining his retirement date but remaining employed thereafter; (iv) a change of control of the Company; and (v) the voluntary winding-up of the Company.

Back to Contents

     Issue of Ordinary Shares – Ordinary Shares purchased on the exercise of options will rank equally with the issued Ordinary Shares, except for rights attaching to Ordinary Shares by reference to a record time or date preceding the time or date of purchase.

     Individual limits – The monthly contributions payable by a participant under a savings contract (i) when added to any contributions payable in any month by participants under other existing savings contracts, must not exceed £250 or €320 (as the case may be) or such greater sum as may be permitted by appropriate tax legislation and which have been approved by the board and (ii) shall not be less than £10 (or the € equivalent).

Wolseley Employees International Stock Appreciation Plan (“SAP”)

     On September 12, 1997, the Company established the SAP for employees who are not eligible to participate in the Employees Savings Option Schemes. Directors of the Company are not entitled to participate in the SAP. Participants of the SAP must be employed by a participating company, as determined by the board from time to time. Participants were granted awards comprised of units of Ordinary Shares with a base price per unit not to exceed the greater of (i) a price which is 80% of the middle market quotation for Ordinary Shares on the date immediately preceding the date of grant as derived from the London Stock Exchange Daily Official List and (ii) the nominal value of an Ordinary Share. At the time of an award grant, an option was granted to a trust company over a number of shares equivalent to the number of awards granted.

     Upon exercise of an award, participants are paid a cash bonus in an amount determined by a formula reflecting the value of the Ordinary Shares on the date of exercise. Awards are automatically exercisable upon the earlier to occur of a specified date during the year that is the fifth year anniversary of the date of grant or a specified date during the year in which there is a change of control of the Company or a resolution to wind up the Company has been approved. A participant’s awards will lapse upon his termination of employment from a company participating in the SAP. The SAP has now been succeeded by the Wolseley Employee Share Purchase Plan 2001.

     There are currently approximately 2,950 employees who participate in the SAP.

Wolseley Employee Share Purchase Plan 2001 (the “Purchase Plan”)

     On September 21, 2001, the Company established the Purchase Plan in place of the SAP noted above. The Purchase Plan (which is a US Revenue Code 423 Plan) offers to eligible employees of participating companies the opportunity to purchase Ordinary Shares (which include ADSs evidencing the Ordinary Shares) through share options granted to them under the Purchase Plan. An employee or director of a participating company is eligible to participate in the Purchase Plan if he or she (1) has been employed continuously by a participating company for at least one year, (2) customarily works more than twenty hours per week for a participating company and (3) customarily works more than five months in a calendar year for a participating company. Directors of the Company may participate in the Purchase Plan if they satisfy the foregoing requirements.

     Eligible employees participate in the Purchase Plan by submitting an enrollment form which specifies the amount of his or her compensation that will be withheld and accumulated for Purchase Plan purposes. The amount of compensation to be withheld must be at least $50 per month but not more than $400 per month (or such other minimum or maximum amounts as may be established by the board from time to time). Compensation that is withheld is applied to

Back to Contents

the purchase of Ordinary Shares as of the applicable exercise date unless the participant has terminated employment or withdrawn from the Purchase Plan before that date.

     The option price per Ordinary Share for Ordinary Shares purchased on the exercise of an option shall not be less than 85% of the Fair Market Value of the Ordinary Shares on the date of grant (but in all cases must be at least the nominal value of an Ordinary Share). The term “Fair Market Value” means, on any given date, the closing middle market quotation of an Ordinary Share as derived from the Daily Official List of the London Stock Exchange or the primary stock exchange on which the Ordinary Shares are listed.

     A participant may discontinue his or her participation in the Purchase Plan at any time by giving written notice to that effect to the board at any time prior to the exercise date. The amount credited to a participant’s account will be distributed to the participant upon a withdrawal from the plan.

     The first awards were made under the Purchase Plan in March, 2002 when options over 530,169 ordinary shares were granted to 3,274 employees at an option price of 597 pence.

Back to Contents

Share Option Information

     As of October 31, 2002, there were outstanding options to purchase a total of 1,819,976 Ordinary Shares that had been granted by the Company to its directors and senior management. Details of options outstanding under the Executive Option Schemes and the Employees Savings Option Schemes and of the interests of the directors and senior management in such schemes as of October 31, 2002 are set out below:

Title of plan	Number of Ordinary Shares issuable upon exercise	Range of exercise prices per Ordinary Share (pence per share)	Range of expiration dates

Executive Option Schemes	6,276,928	220.75 – 485.00	11/2002 – 11/2011
Employees Savings Option Schemes	4,130,390	251 – 597	5/2003 – 10/2009

Executive share option schemes

Name of director	Subscription price	Options Exercisable between	Options at July 31 2002	Options at August 1, 2001 or on appointment

Charles A. Banks	350.25	1996-2003	19,200	19,200
	388.75	1997-2004	16,800	16,800
	440.00	1998-2005	14,500	14,500
	483.50	2000-2007	35,000	35,000
	381.00	2001-2008	25,000	25,000
	397.00	2002-2009	22,000	22,000
	349.75	2003-2010	50,000	50,000
	468.00	2004-2011	400,000	400,000
	467.00	2004-2011	150,000	–

Jacques R. Descours	220.75	1995-2002	–	16,600
	350.25	1996-2003	7,200	7,200
	388.75	1997-2004	8,000	8,000
	433.00	1998-2005	8,300	8,300
	456.50	1999-2006	10,000	10,000
	483.50	2000-2007	10,000	10,000
	381.00	2001-2008	25,000	25,000
	397.00	2002-2009	22,000	22,000
	349.75	2003-2010	50,000	50,000
	467.00	2004-2011	50,000	–

Fenton N. Hord	350.25	1996-2003	–	11,200
	388.75	1997-2004	13,000	13,000
	440.00	1998-2005	13,000	13,000
	456.50	1999-2006	10,000	10,000
	483.50	2000-2007	10,000	10,000
	381.00	2001-2008	10,000	10,000
	397.00	2002-2009	12,000	12,000
	349.75	2003-2010	50,000	50,000
	467.00	2004-2011	75,000	–

Back to Contents

Name of director	Subscription price	Options Exercisable between	Options at July 31, 2002	Options at August 1, 2001 or on appointment

Claude A. S. Hornsby	203.25	1995-2002	–	6,000
	220.75	1995-2002	8,000	8,000
	350.25	1996-2003	7,600	7,600
	388.75	1997-2004	8,000	8,000
	440.00	1998-2005	8,000	8,000
	456.50	1999-2006	8,000	8,000
	483.50	2000-2007	8,000	8,000
	381.00	2001-2008	8,000	8,000
	397.00	2002-2009	10,000	10,000
	349.75	2003-2010	15,000	15,000
	485.00	2004-2011	100,000	100,000
	467.00	2004-2011	75,000	–

Andrew J. Hutton	388.75	1997-2004	–	16,800
	433.00	1998-2005	–	16,800
	483.50	2000-2007	35,000	35,000
	381.00	2001-2008	25,000	25,000
	397.00	2002-2009	22,000	22,000
	349.75	2003-2010	50,000	50,000
	467.00	2004-2011	75,000	–

Stephen P. Webster	433.00	1998-2005	16,800	16,800
	483.50	2000-2007	35,000	35,000
	381.00	2001-2008	25,000	25,000
	397.00	2002-2009	22,000	22,000
	349.75	2003-2010	50,000	50,000
	467.00	2004-2011	75,000	–

Back to Contents

Savings related share option schemes

Name of director	Subscription price	Options Period Expires in	Options at July 31, 2002	Options at August 1, 2001

Charles A. Banks	562p	2005	1,690	–
	597p	2003	564	–

Fenton N. Hord	597p	2003	564	–

Claude A. S. Hornsby	597p	2003	564	–

Andrew J. Hutton	336p	2006	2,008	2,008
	562p	2005	1,014	–
	368p	2003	2,119	2,119
	409p	2004	2,860	2,860

Stephen P. Webster	562p	2005	1,014	–
	368p	2003	3,179	3,179
	345p	2003	2,000	2,000

No savings related share options lapsed or were exercised during the year.

Notes:

(a)	The following exercises of options took place during the year:

(i)	by Jacques Descours of executive share options on December 17, 2001 in respect of 16,600 ordinary shares at an option price of 220.75 pence (closing middle market price 538 pence);

(ii)	by Fenton Hord of executive share options on November 29, 2001 in respect of 11,200 ordinary shares at an option price of 350.25 pence (closing middle market price 493 pence);

(iii)	by Claude Hornsby of executive share options on November 29, 2001 in respect of 6,000 ordinary shares at an option price of 203.25 pence (closing middle market price 493 pence); and

(iv)	by Andrew Hutton of executive share options on March 21, 2002 in respect of 16,800 ordinary shares at an option price of 433.00 pence and on March 25, 2001 in respect of 16,800 ordinary shares at an option price of 388.75 pence (closing middle market price 700 pence on March 21, 2001 and 718 pence on March 25, 2002).

(b)	The highest mid-market price of the Company’s ordinary shares during the year was 750 pence and the lowest was 376 pence. The year-end price was 573 pence.

(c)	The Secretary was not awarded any options under either the executive share option scheme or the save as you earn scheme during the year ended July 31, 2002.

Back to Contents

C. Board Practices

Director Service Agreements

     Wolseley is a party to director service agreements with each of Messrs. Descours, Hutton and Webster. Messrs. Banks, Hord and Hornsby and the non-executive directors do not have service agreements with the Company or any subsidiary but the non-executive directors’ appointments are terminable upon six months’ notice. All current service agreements with executive directors are subject to 12 months notice of termination if given by the Company and six months notice of termination if given by the executive director. There are no provisions in any service agreement for early termination payments.

     The Company entered into a Service Agreement with Mr. Hutton and Mr. Webster (each an “Executive”) on September 25, 2002. Mr. Hutton’s agreement provides for Mr. Hutton’s employment as Chief Executive – Building Distribution, Northern Europe at a then current annual base salary, plus a commission or bonus on a basis determined by the Company from time to time. Mr. Webster’s agreement provides for Mr. Webster’s employment as Group Finance Director at a current annual base salary, plus a commission or bonus on a basis determined by the Company from time to time. Each Executive’s salary is subject to review on an annual basis. Each agreement provides for automatic termination at normal retirement age. Additionally, the Company may terminate the Executive’s agreement at any time (i) if the Executive, without reasonable cause, neglects or refuses to perform his duties under the agreement; (ii) if the Executive becomes insolvent or bankrupt in accordance with English law; or (iii) if the Executive engages in dishonesty or other misconduct which, in the opinion of the board, affects the business of the Company. Each Executive’s agreement provides that upon the Executive’s termination of employment for any reason, the Executive shall not compete with the Company for a period of one year following the date of his termination.

     Wolseley entered into a Service Agreement with Mr. Descours on September 27, 1999. The agreement provides for Mr. Descours’s employment as Chief Executive Officer of Brossette SA and Director – Building Distribution Southern Europe at a then current annual base salary plus a commission or bonus on a basis determined by the Company from time to time. Mr. Descours’s salary is subject to review on an annual basis.

Corporate Governance

     The board has established a number of committees, including an Audit Committee, a Remuneration Committee, a Treasury Committee and an Executive Committee to assist it in the discharge of its duties.

     The Audit Committee comprises the Chairman and two non-executive directors. It meets at least twice each year. Its role is to review the scope, results and cost-effectiveness of the audit, the effectiveness of the Group’s internal control systems, the form and content of the Group’s financial statements, compliance controls and accounting policies and practices. The independence and objectivity of the external auditor is also regularly reviewed with particular regard to the level of non-audit fees. At least twice a year the committee meets with the auditors without the presence of executive management.

     The Remuneration Committee comprises three non-executive directors. Its role is to make recommendations on the board’s remuneration policy and to determine, in accordance with the board’s remuneration policy, the remuneration and other benefits of the Chairman and the executive directors, including the grant of executive share options and performance bonus

Back to Contents

arrangements. The Committee also administers the company’s incentive schemes for senior employees.

     The Treasury Committee comprises the Chairman, the Chief Executive, a non-executive director, the Finance Director, and the Group Treasurer. Its role is to consider treasury policy and certain transactions on behalf of the Group within a framework delegated by the board of the Company.

     The Executive Committee comprises the executive directors of the Company. The Executive Committee meets formally at least nine times each year, usually on the day before a formal board meeting. The purpose of these meetings is for executive directors to address business issues and to share best practice thereby allowing the directors more time at board meetings to focus on strategy.

     The Nominations Committee comprises the Chairman, Mr Banks and a non-executive director. It is responsible for considering and recommending to the board changes in the board’s composition and membership.

     The Company was in compliance throughout the fiscal year ended July 31, 2002 with the Combined Code on Corporate Governance issued by the London Stock Exchange with the following exceptions:

(i)	The board considered the nomination of a senior independent non-executive director but concluded that, given the size and composition of the board, and the quality of the board’s independent non- executive directors, such a nomination was not appropriate.

(ii)	Following the introduction of a new directors bonus plan as of August 1, 2000, the pensionable salary of an executive director includes his bonus up to a maximum amount.

     On August 1, 2002 the board of the New York Stock Exchange (“NYSE”) approved a set of measures to strengthen corporate accountability. Whilst the Company is not required to comply with these measures as it is a private foreign issuer, it does comply in all material respects with those standards. The main areas of noncompliance are set out below.

     The NYSE standards require the majority of directors to be independent. There are currently four independent directors on Wolseley’s board. Whilst the independent directors meet informally without management being present, this is not formalized. A majority of the members of the Nominations Committee are independent non-executive directors. The Audit Committee currently meets at least twice a year and recommends changes to external auditors. Under the new NYSE standards the Committee would have the sole authority to approve audit fees, significant non-audit engagement terms and to retain and terminate auditors (subject to shareholder approval). The Company is to introduce an internal audit function which is expected to be fully in place by July 31, 2003. There is no current group wide code of business conduct and ethics.

     The Companies Act, which is the general corporations law of England and Wales, requires the directors to prepare financial statements for each fiscal year which give a true and fair view of the state of affairs of the Company and of the group as of the end of the fiscal year and of the profit or loss for that period. In preparing these financial statements, the directors are required to select suitable accounting policies and apply them consistently, make judgments and estimates that are reasonable and prudent, and follow applicable accounting standards. In

Back to Contents

addition, as the Company is a parent company, the directors are required to prepare a group balance sheet dealing with the state of affairs of the Company and its subsidiaries and a profit and loss account dealing with the profit and loss of the Company and its subsidiaries.

     The directors are also responsible for ensuring that the Company keeps adequate accounting records which disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act. They are responsible for taking reasonable steps to safeguard the assets for the Company and to prevent and defect fraud and other irregularities.

D. Employees

     As of July 31, 2002, Wolseley had 37,906 employees, including 14,188 employees in North American Plumbing and Heating Distribution, 9,342 employees in US Building Materials Distribution and 14,376 employees in European Distribution.

     A small proportion of Wolseley’s employees are covered by collective bargaining or other similar labor agreements. Historically, the effects of collective bargaining and other similar labor agreements on the Group have not been significant. Any inability by Wolseley to negotiate acceptable new contracts with unions could cause strikes or other work stoppages, and new contracts could result in increased operating costs. While there are a few collective bargaining agreements covering Wolseley employees which are in the process of being re-negotiated, the non-renewal of these contracts would not have a material impact on Wolseley’s operations. Nonetheless, Wolseley does not anticipate any problems re-negotiating acceptable contracts in these cases.

E. Share Ownership

     The following table sets forth information known to the Company with respect to the beneficial ownership of the Company’s Ordinary Shares as of October 31, 2002 by each of the Company’s executive and non-executive directors and members of Wolseley’s senior management. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary Shares subject to stock options currently exercisable or exercisable within 60 days are deemed to be outstanding for computing the percentage ownership of the person holding these options and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person. Subject to community property laws where applicable, the persons named in the table have sole voting power and investment power with respect to all Ordinary Shares shown as beneficially owned by them.

Back to Contents

Name	Number of Shares Beneficially Owned	Percentage of Shares Outstanding

John M. Allan	5,000	*
Charles A. Banks	89,344	*
Jacques-Régis Descours	16,600	*
Fenton N. Hord	82,200	*
Claude A.S. Hornsby	6,800	*
Andrew J. Hutton	50,656	*
Richard Ireland	51,977	*
James I. K. Murray	5,000	*
Robert M. Walker	1,971	*
Stephen P. Webster	16,891	*
Mark J. White	–	*
John W. Whybrow	45,000	*

*	denotes less than 1% of issued share capital of the Company.

     As of July 31, 2002, none of the directors had any beneficial interest in the shares of any Company subsidiary. Apart from contracts of employment, none of the persons listed above had a material beneficial interest in any contract of significance to which the Company or any of its subsidiaries was a party during the fiscal year ended July 31, 2002.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

     The Company does not presently have any five percent or greater shareholders. Under the Companies Act 1985, holders of voting securities of a listed UK company must notify the Company of the level of their holding whenever it reaches, exceeds or falls below specified thresholds. These thresholds are 3% (beneficial) and 10% (non-beneficial) and every one percent movement in the number of shares held which have voting rights. The following table sets forth, as of October 31, 2002, the number of Wolseley plc Ordinary Shares held by holders of more than 3% and their percentage ownership which have been notified to the Company in accordance with the provisions noted above.

Name	%

Sprucegrove Investment Management Limited	3.19
Barclays PLC	3.01
Legal & General Investment Management Limited	3.00

     None of the Company’s major shareholders have different voting rights.

     As of October 31, 2002, Wolseley had a total of 10,374 shareholders, of which 10,219 were registered with addresses in the UK. Collectively, these 10,219 shareholders own a total of 577,003,181 Ordinary Shares, representing 99.83% of the Company’s outstanding Ordinary Shares, including those held through ADSs. The Company is not directly or indirectly controlled by another corporation, government or by any other legal or natural person.

     As of October 31, 2002, 426,151 Ordinary Shares were held of record in the U.S. These Ordinary Shares were held by 29 record holders and represented less than 0.075% of the total number of Ordinary Shares outstanding. As of October 31, 2002, ADRs evidencing 224,596

Back to Contents

ADSs were held by 13 record holders. Since certain of the Company’s securities are held by banks, brokers or other nominees, the Company has made additional inquiries and determined that approximately 550 additional U.S. holders hold shares indirectly. There may be additional beneficial owners resident in the U.S. that have not been specifically identified.

B. Related Party Transactions

     Not applicable.

C. Interests of Experts and Counsel

     Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Information

     Wolseley’s financial condition is presented in the Consolidated Financial Statements and related notes filed as part of this Annual Report on Pages F-1 through F-57.

Legal Proceedings

     Wolseley is involved in various legal proceedings incidental to the nature of its business. Although it is not possible to predict the outcome of these proceedings, or any claim against Wolseley related thereto, Wolseley believes that such proceedings will not, individually or in the aggregate, have a material adverse effect on its financial condition or results of operations. Wolseley maintains various insurance coverages to minimize financial risk associated with claims related to these proceedings. In the opinion of management, uninsured losses, if any, resulting from the ultimate resolution of these matters will not have a material effect on Wolseley’s financial position or results of operations.

Dividends

     The Company has paid cash dividends on its Ordinary Shares in every fiscal period since 1958. Cash dividends are paid to shareholders as of record dates that are fixed after consultation between the Company and the London Stock Exchange. The Company historically pays dividends twice a year. Future cash dividends will be dependent upon the Company’s earnings, financial condition (including cash requirements), future earnings prospects and other factors.

B. Significant Changes

     None.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Ordinary Shares Price History

     The Ordinary Shares are listed on the London and (in the form of ADRs) on the New York Stock Exchanges. The following table sets forth, for the periods indicated, the reported high and low market quotations based on the Daily Official List of the London Stock Exchange for the Ordinary Shares.

Back to Contents

	London Stock Exchange (Pence per) Ordinary Share		NYSE (US Dollars per) ADS
Period	High	Low	High	Low

	(p)	(p)	($)	($)
Fiscal year 1999	564.00	276.00	–	–
Fiscal year 2000	556.50	270.00	–	–
Fiscal year 2001
First Quarter	381.00	260.00	–	–
Second Quarter	473.00	377.00	37.70	33.50
Third Quarter	472.00	379.00	38.00	26.01
Fourth Quarter	546.00	453.25	42.00	32.00
Fiscal year 2002
First Quarter	523.00	370.00	37.60	26.00
Second Quarter	579.00	429.00	42.00	32.00
Third Quarter	737.00	541.00	53.90	38.25
Fourth Quarter	750.00	538.00	55.40	42.50
June 2002	728.00	644.00	54.25	49.40
July 2002	659.50	538.00	51.14	42.50
August 2002	637.00	521.00	48.50	41.50
September 2002	584.00	458.00	45.80	40.00
October 2002	537.00	465.00	42.90	36.50
November 2002	551.00	526.00	44.50	41.85

B. Plan of Distribution

     Not applicable.

C. Markets

     The principal trading market for the Ordinary Shares is the London Stock Exchange. The Company’s ADSs, each representing five Ordinary Shares, are listed on the NYSE under the symbol “WOS.” The ADSs are evidenced by ADRs issued by The Bank of New York, as Depositary (the “Depositary”) under a Deposit Agreement, dated as of April 27, 2001, among the Company, the Depositary and the holders from time to time of ADRs (the “Deposit Agreement”).

D. Selling Shareholders

     Not applicable.

E. Dilution

     Not applicable.

F. Expenses of the Issue

     Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

     Not applicable.

Back to Contents

B. Memorandum and Articles of Association

     The following sub-sections summarize the material rights of holders of the Company’s Ordinary Shares. They do not purport to be complete and are subject to and qualified by the Company’s Memorandum and Articles of Association (the “Articles”) and by the Companies Act. A copy of the Company’s Articles has been filed as an exhibit to the Annual Report.

     In the following description, a shareholder is a person registered in the Company’s register of shareholders. The Depositary, through its nominee, is the shareholder in respect of those shares represented by ADSs against which ADRs are issued pursuant to the Deposit Agreement.

Memorandum of Association

     Clause 4 of the Company’s Memorandum of Association provides a series of principal objects for which the Company is established, including:

(i)	to carry on any business of any nature whatsoever which may seem to the directors of the Company to be capable of being conveniently carried on in connection or in conjunction with or as ancillary to any business of the Company hereinbefore or hereinafter authorized or to be expedient with a view to rendering profitable or more profitable or enhancing directly or indirectly the value of any of the Company’s property or assets or its undertaking or utilizing its know-how or expertise;

(ii)	to co-ordinate, finance, assist, subsidize and manage all or any part of the businesses and operations of any and all companies in which the Company is interested, whether as a shareholder or otherwise and whether directly or indirectly, and generally to carry on the business of a holding company in all its aspects;

(iii)	to promote or join the promotion of any company, whether or not having objects similar (wholly or in part) to those of the Company, including (but without limitation) the promotion of any company for the purpose of acquiring all or any of the property, rights and liabilities of the Company or any subsidiary of the Company;

(iv)	to carry on any business or businesses of any company or companies which may be its subsidiary or subsidiaries; and

(v)	to do all other things which the directors of the Company may from time to time deem to be incidental or conducive to the effecting of any of its objects.

Directors

     Except as set forth below, a director cannot vote or be counted in the quorum at a board meeting or committee meeting on any matter in which he has an interest which he knows is material (unless that interest is as a result of holding securities of the Company). However, a director may vote on a matter where his interest arises for one or more of the following reasons:

(i)	he or any other person receives a guarantee, security or indemnity in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of, the Company or any of its subsidiaries;

Back to Contents

(ii)	a guarantee, security or indemnity is given to any other person in respect of a debt or obligation of the Company or any of its subsidiaries to that person if the director has taken responsibility for some or all of the debt or obligation (alone or with others) by giving a guarantee, security or indemnity;

(iii)	a contract, arrangement, transaction or proposal concerning an offer of shares, debentures or other securities of the Company or any of its subsidiaries for subscription or purchase, if the director can participate as a holder of securities or if he takes part in the underwriting or sub-underwriting of the offer;

(iv)	a contract, arrangement, transaction or proposal concerning any other company if the director (or any person connected with him) has a direct or indirect interest in that other company, including if that interest is as an officer, shareholder, creditor or otherwise. However, this does not apply if the director (together with any person or people who are connected with him under section 346 of the Companies Act) owns an interest of one per cent or more of:

(a)	any class of the equity share capital of the Company or any other company through which his interest is derived; or

(b)	the voting rights available to shareholders of the relevant company;

(v)	a contract, arrangement, transaction or proposal for the benefit of employees of the Company or of any of its subsidiary undertakings which does not give the director any privilege or benefit which is not generally available to the employees to whom the arrangement relates; and

(vi)	a contract, arrangement, transaction or proposal concerning any insurance which the Company can purchase or maintain for the benefit of directors of the Company or for a group of people which includes directors of the Company.

     Subject to English law, the board may exercise all of the Company’s powers related to borrowing money, giving security over all or any of the Company’s businesses and activities, property, assets (present and future) and uncalled capital, and issuing debt and other securities. The board limits the Company’s net borrowings, including subsidiary borrowings, to an amount not to exceed two times the adjusted capital reserves of the Company and its subsidiaries, which amount is derived from the Company’s latest audited consolidated balance sheets and adjusted in accordance with instructions set forth in the Articles. The shareholders may pass an Ordinary Resolution (as defined herein on page 64) allowing the Company borrowings to exceed two times adjusted capital reserves.

     Shareholders may appoint a director by Ordinary Resolution to fill a vacancy or as an additional director to the board. In accordance with UK practice for public companies, the Company’s practice is to hold separate votes on each candidate for election as a director. Additionally, the board may appoint directors either to fill a vacancy or as an additional director. Board-appointed directors must retire at the next general meeting and can then be put forward by the board for re-appointment by shareholders. At each annual general meeting one-third of the directors must retire from office or, if the number of directors is not divisible by three, the number of directors nearest to one-third shall retire from office; provided, however, (a) if any director will have been a director for three years or more since he was last appointed (or re-appointed) at the date fixed for the annual general meeting, he must retire, and (b) if there is only one director, he must retire. Directors of the Company are not subject to any

Back to Contents

age limits. If the board calls a general meeting and knows that a director who will be proposed for appointment or re-appointment will be 70 years old or more on the date for which the meeting is called, the board is required to give notice of his age in the notice of general meeting. Directors are not required to own the Company’s shares in order to be qualified to serve as a director. Subject to the foregoing, there is no requirement in the Articles or the Companies Act for directors to be appointed for the same terms of office.

Dividends

     Under English law, dividends can only be paid on the shares out of profits available for distribution, as determined in accordance with accounting principles generally accepted in the UK and by the Companies Act. Shareholders of the Company are entitled to receive such dividends as may be recommended by the board and, in the case of a final dividend, declared by the shareholders by Ordinary Resolution. The Company’s board of directors may pay shareholders such interim dividends as appear to them to be justified by the profits of the Company that are available for distribution. The Company has paid dividends twice a year since 1958.

     The board may, upon an Ordinary Resolution of the shareholders, capitalize any undistributed profits which are not required for paying any preferential dividend or any other sum in any reserve or fund, including the Company’s reserve accounts and profit and loss accounts. The amount capitalized must be distributed to the shareholders as if it were distributed by way of dividend and in the same proportion. The Company must use the sum to either (i) pay some or all of any amount unpaid on any shares held by the Company; (ii) pay in full any unissued shares, debentures or other securities of the Company which will be allotted and distributed and credited as fully paid; or (iii) use a combination of (i) and (ii). The Company’s reserve accounts and profit and loss accounts, and any profits which are not available for distribution can only be used to pay unissued shares which are to be credited as fully paid. The Company may also retain any dividends payable on any shares on which the Company has a lien, and may apply such amount to the satisfaction of the debts or liabilities in respect of which the lien exists.

     If a dividend remains unclaimed for 12 years from the date the dividend was declared, or became due for payment, the board may forfeit the payment thereof, in which case the dividend will become the property of the Company.

Rights in a liquidation

     If the Company is wound up, a liquidator may, upon shareholder approval of an Extraordinary Resolution (as defined herein on page 64) and any other approvals required under English law, (i) divide some or all of the Company’s assets among the shareholders; (ii) transfer some or all of the Company’s assets to trustees for the benefit of the shareholders; and (iii) decide the scope and terms of those trusts. No shareholder will be obliged to accept any asset on which there is a liability. Where any assets are to be distributed among the shareholders, the liquidator will determine the value of the assets to be distributed and how they will be divided among the shareholders.

Alteration of share capital

     The Company’s shareholders, by Ordinary Resolution, may:

(i)	increase the Company’s share capital, provided the resolution sets out the number and nominal amount of the new shares;

Back to Contents

(ii)	consolidate and divide all or any of the shares into a smaller number of shares but with a larger nominal amount;

(iii)	subject to the Companies Act, sub-divide all or any of the shares into a larger number of shares but with a smaller nominal amount. In this event, the resolution can provide that any of the shares resulting from the sub-division will have preferential rights concerning dividends, capital, voting or anything else compared to other shares; or

(iv)	cancel all or any of the shares which, at the date of the resolution, have not been taken or agreed to be taken by anyone. The Company’s share capital would then be reduced by the amount of the cancelled shares.

     Subject to the Companies Act, the Company can issue shares with any rights or restrictions, as long as those rights or restrictions are approved by an Ordinary Resolution or by the board provided that the board’s approval is subject to any Ordinary Resolutions passed by the shareholders.

     The adoption of measures designed to frustrate an offer for the Company would be subject to the Articles, the Companies Act, English common law and the UK City Code on Takeovers and Mergers. Relevant rules include:

(i)	requirements under English common law for directors (a) to act honestly and in good faith with a view to the best interests of the company, (b) to exercise their powers for proper purposes for which the powers are granted and (c) to act fairly as between shareholders, and not in such ways as to favor improperly one section of the shareholders against another;

(ii)	restrictions under the Articles and Companies Act on the ability of directors to issue shares; and

(iii)	restrictions in the UK City Code on Takeovers and Mergers which prohibit the board from doing any of the following during the course of an offer (or even before the date of an offer if the board has reason to believe that a bona fide offer might be imminent), except in pursuance of a contract entered into earlier, without the approval of the shareholders in general meeting: (a) issuing any authorized but unissued shares, (b) issuing or granting options in respect of any unissued shares, (c) creating or issuing, or permitting the creation or issue of, any securities carrying rights of conversion into or subscription for shares, (d) selling, disposing of or acquiring, or agreeing to sell, dispose of or acquire, assets of a material amount, or (e) entering into contracts other than in the ordinary course of business.

     The Company may purchase any of its shares, including redeemable shares, which have been issued in any way and at any price, as long as the Company complies with the Companies Act. Unless the rights of any shares, or any class of shares, expressly say otherwise, the purchase by the Company of its own shares will not vary the rights of any of the Company’s shares.

     Subject to the Companies Act, upon shareholder approval of a Special Resolution (as defined herein on page 64) the Company may reduce its share capital, or any capital redemption reserve, any share premium account or any other undistributable reserve in any manner.

Back to Contents

Calls on Shares

     The board may call at any time on shareholders on one or more occasions to pay any money which they owe the Company on a share, provided that there must be at least one month between the payment dates of two consecutive calls. Shareholders must be given at least one month’s notice of a requirement to pay and the notice must state when and where the payment is to be made. If a call has been made on a shareholder, such shareholder will still be liable for the amount of money called even if he transfers his shares after the call is made. Joint shareholders are jointly and severally liable to pay all calls on their shares.

Meetings of shareholders

     The Company’s Articles and the Companies Act require that an annual general meeting be held each year. All other general meetings are deemed extraordinary general meetings. The board may call a general meeting at any time. Shareholders holding not less than 10% of such of the paid-up capital of the Company as carries the right of voting at general meetings of the Company may require the board to call a general meeting in accordance with the Companies Act.

Voting rights

     Voting at any general meeting of shareholders is by a show of hands unless a poll, which is a written vote, is duly demanded. On a show of hands, every shareholder who is present in person at a general meeting has one vote regardless of the number of shares held. On a poll, every shareholder who is present in person or by proxy has one vote per share held by that shareholder. A poll may be demanded by any of the following:

(i)	the chairman of the meeting;

(ii)	at least three shareholders or their proxies who are present at the meeting and entitled to vote at the meeting;

(iii)	any shareholder or shareholders, or their proxies, present at the meeting and representing in the aggregate at least 10% of the total voting rights of all shareholders entitled to vote at the meeting; or

(iv)	any shareholder or shareholders, or their proxies, present at the meeting and holding shares conferring a right to vote at the meeting, provided that the total amount paid on those shares is at least 10% of the total sum paid on all the shares conferring the right to vote at the meeting.

     The necessary quorum for the Company general meetings is three persons who are entitled to vote on the business of the meeting. These persons may be shareholders or proxies, or a combination of both.

     Matters are transacted at the Company general meetings by the proposing, and passing of resolutions, including ordinary resolutions (“Ordinary Resolutions”), special resolutions (“Special Resolutions”) and extraordinary resolutions (“Extraordinary Resolutions”). An Ordinary Resolution requires the affirmative vote of a majority of more than 50% of the votes cast at the meeting at which there is a quorum. Special and Extraordinary Resolutions require the affirmative vote of a majority of at least 75% of the votes cast at a meeting at which there is a quorum. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting is entitled to cast the deciding vote in addition to any other vote he or she may have. Shareholders can act by Ordinary Resolution unless they are required by statute

Back to Contents

or the Company’s Articles to use some other sort of resolution. Shareholders can resolve that a Special or Extraordinary resolution is required although English law only requires an Ordinary Resolution (except in the case of a resolution to remove a director or auditor which can always be done by simple majority).

     All annual general meetings and those extraordinary general meetings called to pass a Special Resolution must be convened upon advance notice of at least 21 days. Subject to the Company’s Articles, all other extraordinary general meetings are convened upon advance notice of 14 days. The days of delivery or receipt of the notice are not included.

     If all the shareholders who would have been entitled to vote on a resolution at a general meeting sign a written resolution it will be treated as being as valid and effective as if it had been passed at a properly held general meeting. Shareholders are permitted to sign one of a number of identical resolution documents.

Pre-emptive rights

     The Companies Act confers upon shareholders, to the extent not disapplied by Special Resolutions or by the Company’s Articles, rights of pre-emption in respect of the allotment of equity securities (which term includes shares) that are or are to be paid up wholly in cash.

Variation of rights

     If, at any time, the Company’s share capital is divided into different classes of shares subject to the provisions of the Companies Act, the rights attached to any class may (unless the terms of allotment of the shares of that class provide otherwise) be changed or cancelled at any time upon either the written consent of at least 75% of the outstanding shares of the class or upon the adoption of an Extraordinary Resolution passed at a separate meeting of the holders of the shares of that class.

     Upon the occurrence of either of the following events while the Company’s shares are divided into different classes, the rights of a share (or any class of share) will be treated as changed (unless those rights expressly say otherwise):

(i)	the capital paid up on that share or class of shares is reduced unless it results from the Company buying back or redeeming its own shares; and

(ii)	another share is allotted which has (a) priority for payment of a dividend, or (b) priority on a return of capital or (c) voting rights which are more favorable than those given to that share or class of shares.

     Upon the occurrence of any of the following events, the rights of a share (or any class of shares) will not be treated as changed:

(i)	another share is created or issued which ranks the same as or after that share or class of shares; or

(ii)	The Company purchases or redeems its own shares; or

(iii)	In accordance with the Uncertificated Securities Regulations 2001, the Company allows shareholders to hold and transfer shares of that or any other class as CREST shares, which are shares recorded on the Company’s register of shareholders as being held in uncertificated form and which can be transferred using the electronic settlement system for securities operated by CREST Co. Limited.

Back to Contents

Transfer of shares

     The Company’s shares, if in certificated form, can be transferred in writing either by the usual transfer form or any form approved by the board. The transfer document must be signed by or on behalf of the person transferring the share and, unless the share is fully paid, by or on behalf of the person acquiring the share. The transfer document must then be delivered (properly stamped, if stamping is required) to the Company’s registered office (or any other place decided upon by the board) together with the share certificate and any other evidence which the directors reasonably require. The Company’s shares, if in uncertificated form, must be transferred using the electronic settlement system for securities operated by CREST Co. Limited. There is no fee payable to the Company for transferring shares. The board can refuse to register a transfer where the transfer is for any shares which are not fully paid, the transfer is for more than one class of shares, or the transfer is to more than four joint shareholders.

     Under the U.K. City Code on Takeovers and Mergers, a general offer for all of the Company’s equity and voting non-equity share capital must be made by any person who:

(i)	acquires, whether by a series of transactions over a period of time or not, shares which (taken together with shares held or acquired by persons acting in concert with him) carry 30% or more of the voting rights of the Company; or

(ii)	holds (together with persons acting in concert with him) not less than 30% but not more than 50% of the voting rights and such person (or any person acting in concert with him) acquires additional shares which increase his percentage of the voting rights (up to or over the next whole percentage).

     The offer must be made in cash or be accompanied by a cash alternative at not less than the highest price paid by the offeror or persons acting in concert with it in the previous 12 months. The City Code does not have the force of law. Compliance with it, however, is in practice required by any person wishing to use the facilities of the UK securities markets. The requirement for a general offer will not, however, apply to the Depositary in its capacity as such. The applicability of the City Code may make it difficult or undesirable for a purchaser to acquire a substantial percentage of the Company’s shares and could, under certain circumstances, have the effect of delaying, deferring or preventing a change in control of the Company. In addition, the rights of the Company’s shareholders under the City Code differ in certain respects from rights afforded under US federal and state laws governing tender offers and takeovers.

Disclosure of interests

     Section 198 of the Companies Act requires that if a person becomes directly or indirectly interested in three percent or more of any class of the Company’s issued shares, including shares held in the form of ADSs, that carry the right to vote at the Company’s general meetings, such person must notify the Company of this interest within two business days. After the three percent threshold is exceeded, such person must notify the Company in respect of changes in his holdings which increase or decrease his holdings to the next whole percentage.

     For the purpose of the notification obligation, the interest of a person in shares means any kind of interest in shares including interests in shares:

(i)	in which a spouse or child or stepchild under the age of 18 is interested;

(ii)	in which a corporate body is interested and either

Back to Contents

(a)	that corporate body or its directors are accustomed to act in accordance with that person’s directions or instructions; or

(b)	that person is considered to exercise or control one-third or more of the voting power at general meetings of that corporate body; or

(iii)	in which another party is interested and the person and that other party are parties to a “concert party” agreement under Section 204 of the Companies Act.

     A concert party agreement is one that:

(i)	provides for one or more parties to acquire interests in shares of a particular public company;

(ii)	imposes obligations or restrictions on any one of the parties as to the use, retention or disposal of such interests acquired pursuant to such agreement; and

(iii)	any interest in the Company’s shares is in fact acquired by any of the parties pursuant to the agreement.

     Certain interests defined in the Companies Act, such as those held by investment fund managers may be disregarded for the purposes of calculating the three percent threshold.

     However, the disclosure obligation will still apply where these interests exceed ten percent or more of any class of a company’s relevant share capital and to increases or decreases of one percent or more thereafter.

     In addition, Section 212 of the Companies Act gives the Company the power to require persons who the Company knows, or has reasonable cause to believe:

(i)	have an interest in the Company’s shares; or

(ii)	have had an interest in the Company’s shares at any time during the three years immediately preceding the date on which the notice is issued;

to confirm that fact or to indicate whether or not that is the case. Where that person holds or, during the relevant time, held any interest in the Company’s shares, the Company can require that person to give such further information as may be required under Section 212 relating to that interest and any other interest in the shares of which that person is aware.

     Where notice is served by a company under the foregoing provisions on a person who is or was interested in shares of the Company and that person fails to give the Company any information required by the notice within the time specified in the notice, the Company may apply to the English courts for an order. This order may direct that the shares in question be subject to restrictions prohibiting, among other things, any transfer of those shares and any exercise of voting rights. These rights include, other than in a liquidation, payments in respect of such shares such as dividends otherwise payable on the shares.

     A person who fails to fulfill the obligations imposed by Section 198 and 212 of the Companies Act described above is subject to criminal penalties.

Limitations on voting and shareholding

     There are no limitations imposed by English law or the Company’s Articles on the right of non- residents or foreign persons to hold or vote with respect to the shares in the form of

Back to Contents

shares or ADSs, other than the limitations that would generally apply to all of the Company’s shareholders.

Transfer agent and registrar

     The transfer agent and registrar of the Company’s Ordinary Shares on the London Stock Exchange is Lloyds TSB Registrars. The transfer agent and registrar of the ADSs is The Bank of New York.

Access to records

     Under the Articles, shareholders do not have an automatic right to inspect any of the Company’s records or other books or documents. However, a shareholder may inspect them if (i) he is entitled to do so by legislation or (ii) he is authorized by the board or by Ordinary Resolution or (iii) he obtains an order from a court of competent jurisdiction. Shareholders are entitled under the Companies Act to inspect, inter alia, the register of members, register of debenture holders (if kept), register of charges, register of directors and secretaries and their service contracts, register of directors’ interests in shareholdings and debentures, register of substantial interests in shares, minutes of general meetings, memorandum and articles of association, and a copy of contracts relating to the purchase of a company’s own shares. Shareholders do not have an automatic right under the Companies Act to inspect a company’s accounting records.

C. Material Contracts

     Not applicable.

D. Exchange Controls

     There are no UK restrictions on the import or export of capital including foreign exchange controls that affect the remittances of dividends in cash or other payments to non-resident holders of Ordinary Shares except for certain restrictions imposed from time to time by the UK government pursuant to legislation, such as The United Nations Act 1946 and the Emergency Powers Act 1964, against the government or residents of certain countries.

     Except for certain restrictions that may be imposed from time to time by the UK government under legislation as described above, under English law, persons who are neither residents nor nationals of the UK may freely hold, vote and transfer Ordinary Shares in the same manner as UK residents or nationals.

E. Taxation

     The following discussion summarizes the material US and UK tax consequences regarding the ownership and disposition of the ADSs and Ordinary Shares. The statements of UK and US tax laws set forth below are based on the laws and revenue practice in force as of the date of this Annual Report, and are subject to any changes in UK or US law, and in any double taxation convention between the US and the UK, occurring after that date.

     This discussion only applies to US holders (as defined below) who hold their ADSs or Ordinary Shares as capital assets and use the US dollar as their functional currency. It does not address the tax treatment of US holders subject to special rules, such as banks, dealers, insurance companies, tax-exempt entities, holders of 10 percent or more of the voting shares of the Company, persons holding their ADSs or Ordinary Shares as part of a hedging, straddle, conversion or constructive sale transaction and persons who are resident or ordinarily resident in

Back to Contents

the United Kingdom (or who have ceased to be so resident since March 17, 1998). The summary also does not discuss the tax laws of particular states or localities in the US.

     This discussion does not consider particular circumstances. It is not a substitute for tax advice. Shareholders are urged to consult their own tax advisors about the tax consequences to them in light of their particular circumstances of purchasing, holding and disposing of ADSs or Ordinary Shares.

     As used in this discussion, “US holder” means a beneficial owner of Ordinary Shares or ADSs that is (i) a US citizen or resident, (ii) a partnership, corporation or other entity taxable as an association created or organized under the laws of the US or any political subdivision thereof, (iii) a trust subject to the control of a US person and the primary supervision of a US court or (iv) an estate the income of which is subject to US federal income taxation regardless of its source.

Considerations Relevant to the ADSs and Ordinary Shares

     US holders of ADSs are treated as the owners of the underlying Ordinary Shares for purposes of the US-UK double taxation conventions relating to income and gains (the “Income Tax Convention”) and to estate and gift taxes (the “Estate and Gift Tax Convention”) and for the purposes of the US Internal Revenue Code of 1986, as amended (the “Code”).

Taxation of Dividends

     The Company is not required when paying a dividend on Ordinary Shares to withhold any tax at source. For US federal income tax purposes, dividends paid to a US holder by the Company generally are treated as foreign source dividend income for foreign tax credit limitation purposes and are taxable as ordinary income to the US holder to the extent paid out of the Company’s current or accumulated earnings and profits as determined for US federal income tax purposes. Any dividends paid by the Company in pounds sterling are included in the gross income of a US holder as an amount equal to the US dollar value of the dividend on the date the dividend is includable in the income of the US person, regardless of whether the payment is in fact converted into US dollars. US holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss on any pounds sterling received by the US holder that is not converte d into US dollars on the day the pounds sterling are includible in the income of the US holder.

     A US holder eligible for benefits under the Income Tax Convention is currently treated as having paid UK withholding tax in an amount equal to a tax credit payment that the holder is entitled to receive from the UK Inland Revenue. At current tax rates, a dividend of £90 entitles an eligible US holder to a payment of £10 offset by a UK withholding tax of £10. Because the tax credit payment and the withholding tax offset each other, the UK Inland Revenue neither makes the payment nor collects the tax.

     A US holder makes an election to receive a foreign tax credit with respect to the UK tax credit amount by filing Form 8833 with the taxpayer’s income tax return for the relevant year. Pursuant to this election, the US holder is treated as having paid the UK tax on the date of distribution. No claim need be filed with the UK Inland Revenue concerning the tax credit amount. US holders may be required to satisfy certain holding period requirements with respect to an ADS or Ordinary Share in order to claim the foreign tax credit for the UK tax. The US and the UK signed a new income tax treaty on July 24, 2001, which has not yet come into force (and it has not yet been finally determined when the new treaty will come into force). Under the new treaty, US holders of UK shares will lose their right to claim a repayable tax

Back to Contents

credit from the Inland Revenue (subject in certain circumstances to the ability of such holders under the present treaty to elect for the existing rules to continue to apply for a 12-month transitional period from the date the new treaty comes into force). In the absence of any such right, no UK withholding tax will be treated as having been paid, and US shareholders will therefore no longer be able to claim US foreign tax credits for any such UK withholding tax. The rules relating to foreign tax credits are extremely complex and US holders should consult their own tax advisors with regard to the availability of any foreign tax credit and application of the foreign tax credit rules to their particular situation.

     Distributions by the Company in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, are treated as a return of capital to the extent of the US holder’s adjusted tax basis in its ADSs or Ordinary Shares, as the case may be, and thereafter as capital gain. Dividends paid by the Company generally are not eligible for the dividends-received deduction allowed to US corporations in respect of dividends received from other US corporations. For foreign tax credit limitation purposes, dividends paid by the Company is income from sources outside of the US but generally will be treated as “passive income” or, in certain circumstances “financial services income.”

Taxation of Capital Gains

     A US holder will not be liable for UK tax on gains realized on the disposal of ADSs or Ordinary Shares unless, at the time of disposal, that holder carries on a trade (or profession or vocation) in the UK through a branch or agency and the ADSs or Ordinary Shares are or have been used, held or acquired for the purposes of such trade, branch or agency. For US federal income tax purposes, a US resident holder of ADSs or Ordinary Shares generally will recognize a gain or loss on the sale or other taxable disposition of ADSs or Ordinary Shares equal to the difference between the US holder’s adjusted tax basis in the ADSs or Ordinary Shares and the amount realized on the sale or other disposition (or its US dollar equivalent, determined at the spot rate on the date of sale if the amount is realized in a foreign currency). Such gain or loss generally will be treated as long-term capital gain or loss if the ADSs or Ordinary Shares are held fo r more than one year as of the date of the sale or other taxable disposition. Gains recognized by US holders generally will be considered US source income for US foreign tax credit purposes.

Information Reporting and Backup Withholding

     In general, information reporting requirements will apply to dividend payments (or other taxable distributions) and proceeds paid in respect of ADSs or Ordinary Shares made within the US (and, in certain cases, outside the US) to a non-corporate US person, and “backup withholding” will apply to such payments paid this year if the US holder or beneficial owner fails to provide an accurate taxpayer identification number in the manner required by US law and applicable regulations, if there has been notification from the US Internal Revenue Service of a failure by the holder or beneficial owner to report all interest or dividends required to be shown on its federal income tax returns or, in certain circumstances, if the holder or beneficial owner fails to comply with applicable certification requirements. Certain corporations and persons that are not US persons may be required to establish their exemption from information reporting an d backup withholding by certifying their status on the appropriate US Internal Revenue Service forms W-8 or W-8BEN. The backup withholding rate that applied to such payments paid before August 7, 2001 was 31%. The rate was reduced to 30.5% for payments paid during the remainder of calendar year 2001, and 30% for payments paid during the calendar year 2002. The backup withholding rate that would apply to such payments payable in

Back to Contents

the future is 30% in year 2003, 29% in year 2004 and 2005, 28% in years 2006 through 2010, and 31% thereafter.

     Amounts withheld under the backup withholding rules may be credited against a holder’s tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the US Internal Revenue Service.

Inheritance Tax

     ADSs or Ordinary Shares held by an individual who is domiciled in the US and is not a national of or domiciled in the UK will generally not be subject to UK inheritance tax on the individual’s death or on a gift of the ADSs or Ordinary Shares during the individual’s lifetime except in certain cases where the ADSs or Ordinary Shares are placed in trust by a settlor domiciled in the UK and not domiciled in the US and in the exceptional case where the ADSs or Ordinary Shares are part of the business property of a UK permanent establishment of the individual or pertain to a UK fixed base of the individual used for the performance of independent personal services. The Estate and Gift Tax Convention generally provides a credit for the amount of any tax paid in the UK against the US federal tax liability in a case where the ADSs or Ordinary Shares are subject both to UK inheritance tax and to US federal gift or estate tax.

Stamp Duty and Stamp Duty Reserve Tax

     UK stamp duty will, subject to certain exceptions, be payable on any instrument transferring Ordinary Shares to the Custodian of the Depositary at the rate of 11/2% on the value of such Ordinary Shares. In accordance with the terms of the Deposit Agreement, any tax or duty payable by the Depositary or the Custodian of the Depositary with respect to any ADSs shall be payable by the owner or beneficial owner of the ADSs.

     No UK stamp duty will be payable on any transfer of an ADS, provided that the ADS (and any separate instrument of transfer) is executed and retained at all times outside the UK. A transfer of an ADS in the US thus will not give rise to UK stamp duty. Any transfer of the underlying Ordinary Shares could result in a stamp duty liability at the rate of 1/2% rounded up to the nearest £5. The amount of stamp duty payable is generally calculated on the purchase price of the Ordinary Shares. There is no charge to ad valorem stamp duty on gifts. On a transfer from the Depositary or its nominee to the relevant ADS holder under which no beneficial interest passes, a fixed £5 stamp duty should be payable.

     UK stamp duty reserve tax (“SDRT”) at a rate of 1/2% will be payable on any agreement to transfer Ordinary Shares or any interest therein. If an instrument transferring the Ordinary Shares is executed and stamped within six years of the date on which the agreement is made, any SDRT paid will be refundable and any SDRT not paid will cease to be due. SDRT will not be payable on any agreement to transfer ADSs.

F. Dividends and Paying Agents

     Not applicable.

G. Statement by Experts

     Not applicable.

Back to Contents

H. Documents on Display

     Any statement in this Annual Report about any of the Company’s documents is not necessarily complete. If the document is filed as an exhibit to this Annual Report, the document is deemed to modify the description contained in this Annual Report. Investors must review the exhibits themselves for a complete description of the document.

     Investors may review a copy of the Company’s filings with the SEC, including exhibits and schedules filed with it, at the SEC’s public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at the Woolworth Building, 233 Broadway, 16th Floor, New York, New York, 10279 and at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Investors may also obtain copies of such materials from the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Investors may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

     Investors may read and copy any reports, statements or other information that the Company files with the SEC at the addresses indicated above. These SEC filings are also available to the public from commercial document retrieval services.

     THE COMPANY IS REQUIRED TO FILE REPORTS AND OTHER INFORMATION WITH THE SEC UNDER THE SECURITIES EXCHANGE ACT OF 1934. REPORTS AND OTHER INFORMATION FILED BY THE COMPANY WITH THE SEC MAY BE INSPECTED AND COPIED AT THE SEC’S PUBLIC REFERENCE FACILITIES DESCRIBED ABOVE. AS A FOREIGN PRIVATE ISSUER, THE COMPANY IS EXEMPT FROM THE RULES UNDER THE EXCHANGE ACT PRESCRIBING THE FURNISHING AND CONTENT OF PROXY STATEMENTS AND THE COMPANY’S OFFICERS, DIRECTORS AND PRINCIPAL SHAREHOLDERS ARE EXEMPT FROM THE REPORTING AND SHORT-SWING PROFIT RECOVERY PROVISIONS CONTAINED IN SECTION 16 OF THE EXCHANGE ACT. UNDER THE EXCHANGE ACT, AS A FOREIGN PRIVATE ISSUER, THE COMPANY IS NOT REQUIRED TO PUBLISH FINANCIAL STATEMENTS AS FREQUENTLY OR AS PROMPTLY AS US COMPANIES.

I. Subsidiary Information

     Not applicable.

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Treasury Risk Management

     Wolseley is exposed to market risks arising from its international operations. Wolseley has well defined and consistently applied policies for the management of foreign exchange and interest rate exposures.

     The main risks arising from Wolseley’s financial instruments are interest rate risk, liquidity risk and foreign currency risk. The Treasury Committee of the board reviews and agrees on policies for managing each of these risks and they are summarized below. These policies have been reviewed and minor refinements made, which enable the Treasury Committee to more easily monitor and implement the stated policies.

     Wolseley’s financial instruments, other than derivatives, comprise borrowings, cash and liquid resources and various items, such as trade debtors and trade creditors that arise directly

Back to Contents

from its operations. Wolseley also enters into derivative transactions (principally interest rate swaps and forward foreign currency contracts). The purpose of such transactions is to hedge certain interest rate and currency risks arising from Wolseley’s operations and its sources of finance.

     Derivatives are also used to a limited extent to hedge movements in the future prices of lumber. These options and futures’ hedging contracts mature within one year and all are with organized exchanges. Both the number and monetary value of outstanding contracts at the year end were not material.

     Wolseley’s policy is to control credit risk by only entering into financial instruments with authorized counterparties after taking account of their credit rating. Wolseley’s policy is that no trading in financial instruments or speculative transactions be undertaken.

Interest Rate Risk

     Wolseley finances its operations through a mixture of retained profits and bank and other borrowings. Wolseley borrows in the desired currencies principally at floating rates of interest and then uses interest rate swaps to generate the desired interest rate profile and to manage Wolseley’s exposure to interest rate fluctuations. Wolseley’s current policy is to convert floating to fixed interest rates, by the use of interest rate swaps, to hedge the interest rate risk on borrowings with a maturity of one year or more. As of July 31, 2002, one third of Wolseley’s net borrowings were at fixed rates for one year or more after taking account of interest rate swaps.

Liquidity Risk

     The group seeks a balance between certainty of funding and a flexible, cost-effective borrowings structure. The group’s policy is to ensure that, as a minimum, all projected net borrowing needs are covered by committed facilities arranged and provided by the corporate office, supplemented where appropriate by local overdraft facilities.

     The group’s strong cash flow and low gearing are such that the ratio of net debt to EBITDA for the year was only 0.98. During the year, the Group made an early repayment of US$185 million of term loans. In the absence of significant acquisitions, the Group would anticipate having surplus funds within the medium- term. Given these circumstances it has been concluded that funding sources with a maturity of more than seven years are inappropriate at the present time.

     The principal source of funds to the group is committed bank debt. A mix of term loans and revolving credit facilities are used to obtain the desired currency and maturity profile. Historically, the Group has entered into large syndicated loan facilities; no syndications were launched during the financial year. Over the last two years a number of smaller bilateral facilities have been agreed. This approach has enabled the Group to adjust its funding profile more precisely to match its investment profile and strengthen its relationships with its core banks.

     During the year, the Group entered into three bilateral facilities. The refinancing of the Westburne acquisition was successfully completed with a seven year amortising facility which raised £43 million in Canadian Dollars. Two other bilateral facilities raised £54 million in a combination of US Dollars and Euros. Both facilities had a maturity of three years.

Back to Contents

     Wolseley exercised its option to convert the US$305 million revolving credit into a term loan with a maturity in financial year 2004.

     In addition the group has a £200 million bank overdraft facility and a number of other uncommitted facilities which enable the group to maintain short-term flexibility.

     The year end, maturity profile of the Group’s centrally managed facilities was as follows:

Facility £m
Less than 1 year	200
1-2 years	48
2-3 years	249
3-4 years	–
4-5 years	397
5-6 years	–
6-7 years	43

Total	937

     As at the year-end, undrawn committed facilities are as follows:

£m
Less than 1 year	184
1-2 years	Nil
Over 2 years	76

Foreign Currency Risk

     The group has significant overseas businesses whose revenues are mainly denominated in the currencies of the countries in which the operations are located. Approximately 64% of the group’s sales are in US Dollars. The Group does not have significant foreign currency cash flows arising from transactions. However, those that do arise are generally hedged with either forward contracts or currency options. The Group does not normally hedge profit translation exposure since such hedges have only temporary effect. Most of the foreign currency earnings generated by the Group’s overseas operations are reinvested in the business to fund growth in those territories. The Group’s policy is to maintain the majority of its debt in the currencies of its operating companies as this hedges both the net assets and cash flows of the Group.

     Details of average exchange rates used in the translation of overseas earnings, and of year end exchange rates used in the translation of overseas balance sheets, for the principal currencies used by the Group are shown in note 31 to the accounts. The net effect of currency translation was to decrease turnover by £18.6 million (0.3%) and to reduce trading profit by £2.2 million (0.5%).

Back to Contents

     These currency effects reflect a movement of the average sterling exchange rate against each of the major currencies with which the Group is involved as follows:

(Strengthening)/ Weakening of sterling %

US Dollar	(0.7)
Euro	1.3

Market Price Risk

     The group regularly monitors its interest rate and currency risk by reviewing the effect on profit before tax over various periods of a range of possible changes in interest rates and exchange rates. On the basis of the Group’s analysis it is estimated that the maximum effect of a rise of one percentage point in the principal interest rates on the Group’s continuing businesses would result in an increase in the interest charge of approximately £4.5 million. Similarly, it is estimated that a strengthening of sterling by 10% against all the currencies in which the Group does business would reduce profit before tax for 2002 by approximately £30.6 million (7.5%) due to currency translation.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN ORDINARY SHARES

     Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

     Not applicable.

ITEM 18. FINANCIAL STATEMENTS

     The Consolidated Financial Statements and notes thereto as required by Item 18 are attached hereto and found immediately after the text of this Annual Report.

Back to Contents

ITEM 19. EXHIBITS

Exhibit No.	Description

1.1	Memorandum and Articles of Association of Wolseley plc.*
2.1	Form of Deposit Agreement between Wolseley plc and The Bank of New York, as Depositary.*
4.1	Service Agreement dated September 27, 1999 between Jacques-Régis Descours and Brossette SA.*
4.2	Service Agreement dated September 25, 2002 between Andrew Hutton and Wolseley plc.
4.3	Service Agreement dated September 25, 2002 between Stephen Webster and Wolseley plc.
8.1	List of Subsidiaries.*
8.2	Principal Subsidiary Trade Names.*
10.1	PricewaterhouseCoopers consent, dated December 20, 2002.
*	incorporated by reference to the Company’s Registration Statement on Form 20-F (No. 1-15186).

Back to Contents

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

WOLSELEY plc

By: /s/ Mark J. White

Date: December 20, 2002	Mark J. White Group Company Secretary

CERTIFICATIONS

I, Charles A. Banks, certify that:

1.	I have reviewed this Annual Report on Form 20-F of Wolseley plc:

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of Wolseley plc as of, and for, the periods represented in this Annual Report.

3.	Based on my knowledge, the financial statements, and other information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of Wolseley plc as of, and for, the periods represented in this Annual Report.

By: /s/ Charles A. Banks

Date: December 20, 2002	Charles A. Banks Group Chief Executive

I, Stephen P. Webster, certify that:

1.	I have reviewed this Annual Report on Form 20-F of Wolseley plc:

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

By: /s/ Stephen P. Webster

Date: December 20, 2002	Stephen P. Webster Group Finance Director

WOLSELEY plc
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Back to Contents

WOLSELEY plc
REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and shareholders of Wolseley plc

In our opinion, the accompanying consolidated profit and loss accounts and the related consolidated balance sheets, statements of cash flows, statements of total recognized gains and losses and reconciliation of equity shareholders’ funds, present fairly in all material respects, the financial position of Wolseley plc and its subsidiaries at July 31, 2002 and 2001 and the results of their operations and their cash flows for each of the three years in the period ended July 31, 2002 in conformity with accounting principles generally accepted in the United Kingdom. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America and in the United Kingdom, which require that we plan and perform the audit to obtain reasonable assurance about whether financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income expressed in pounds sterling for each of the three years in the period ended July 31, 2002 and the determination of consolidated shareholders’ equity and consolidated financial position also expressed in pounds sterling at July 31, 2002 and 2001 to the extent summarised in Note 41 to the consolidated financial statements.

PricewaterhouseCoopers
Birmingham, United Kingdom
September 24, 2002

Back to Contents

WOLSELEY plc

Consolidated profit and loss account
year ended July 31, 2002

		2002		2001		2000
	Notes	£m		£m		£m
						(Restated)

Turnover	2
Continuing operations		7,865.4		7,141.6		6,110.1
Acquisitions		102.2		–		–

		7,967.6		7,141.6		6,110.1
Discontinued operations		–		53.3		293.3

		7,967.6		7,194.9		6,403.4

Costs less other income
Operating profit before goodwill amortization	2	463.9		414.2		385.7

Goodwill amortization	4	(26.7)		(17.8)		(12.5)

Operating profit	2, 3 & 4	437.2		396.4		373.2
Continuing operations		434.5		392.7		354.2
Acquisitions		2.7		–		–

		437.2		392.7		354.2
Discontinued activities		–		3.7		19.0
		437.2		396.4		373.2
Exceptional loss on disposal of operations		–		(70.0)		(42.6)

Profit on ordinary activities before interest		437.2		326.4		330.6
Net interest payable	5	(26.5)		(35.2)		(28.3)

Profit on ordinary activities before tax		410.7		291.2		302.3

Taxation	6
Current tax charge		(108.1)		(102.8)		(114.4)
Deferred tax charge		(14.4)		(3.3)		(2.7)
Exceptional credit		–		–		6.0

		(122.5)		(106.1)		(111.1)

Profit on ordinary activities after tax		288.2		185.1		191.2
Minority interests		–		–		(0.4)

Profit for the year attributable to ordinary shareholders		288.2		185.1		190.8
Dividends	7	(109.2)		(97.4)		(88.3)

Profit retained		179.0		87.7		102.5

Earnings per share	8
Before goodwill amortization and exceptionals		54.58	p	47.43	p	41.79	p
Goodwill amortization		(4.62	)p	(3.09	)p	(2.17	)p
Exceptionals		–		(12.17	)p	(6.38	)p

Basic earnings per share		49.96	p	32.17	p	33.24	p

Diluted earnings per share		49.46	p	32.12	p	33.20	p

<<<

Back to Contents

WOLSELEY plc

Consolidated balance sheet
As of July 31, 2002

		2002	2001
	Notes	£m	£m

Fixed assets
Intangible assets	10	502.7	474.3
Tangible assets	11	582.0	592.3
Investments	12	0.1	0.2

		1,084.8	1,066.8
Current assets
Stocks	13	1,050.9	1,093.8
Debtors and property awaiting disposal	14	1,372.7	1,362.0
Construction loans receivable (secured)	15	171.4	215.5
Investments	16	9.3	14.3
Cash at bank, in hand and on deposit		204.9	243.4

		2,809.2	2,929.0
Creditors: amounts falling due within one year
Short term borrowings	17	252.2	274.4
Construction loans borrowings (unsecured)	15	171.4	215.2
Other creditors	18	1,245.9	1,247.0

		1,669.5	1,736.6

Net current assets		1,139.7	1,192.4

Total assets less current liabilities		2,224.5	2,259.2
Creditors: amounts falling due after one year
Borrowings	19	507.6	677.0
Provisions for liabilities and charges	20	117.0	85.8

		624.6	762.8

		1,599.9	1,496.4

Capital and reserves
Called up share capital	21	144.5	144.1
Share premium account	22	169.1	161.9
Capital reserve	22	–	–
Profit and loss account	22	1,286.3	1,190.4

Shareholders’ funds		1,599.9	1,496.4

Back to Contents

WOLSELEY plc

Consolidated cash flow statement
Year ended July 31, 2002

		2002	2001	2000
	Notes	£m	£m	£m

Net cash inflow from operating activities	27	584.1	518.0	390.0
Net cash outflow from returns on investments and servicing of finance	28	(22.5)	(36.9)	(24.1)
Tax paid		(119.6)	(90.9)	(112.6)
Capital expenditure	28	(96.8)	(108.8)	(117.0)
Acquisitions	25	(169.9)	(400.6)	(285.7)
Purchase of minority interests		–	(1.5)	–
Disposals	26	8.2	13.0	122.7
Equity dividends paid		(100.1)	(90.8)	(81.1)

Cash outflow before use of liquid resources and financing		83.4	(198.5)	(107.8)
Management of liquid resources	28	1.4	(6.0)	55.7
Financing	28	(98.8)	254.0	191.1

(Decrease)/Increase in cash in period		(14.0)	49.5	139.0

Reconciliation of net cash flow to movement in net debt	29
(Decrease)/Increase in cash in period		(14.0)	49.5	139.0
Cash flow from decrease/(increase) in debt and lease financing		106.4	(248.5)	(189.1)
Cash flow from (increase)/decrease in liquid resources		(1.4)	6.0	(55.7)

Change in net debt resulting from cash flows		91.0	(193.0)	(105.8)
New finance leases		(2.6)	(4.8)	(5.8)
Translation difference		59.7	(41.6)	(33.7)

Movement in net debt in period		148.1	(239.4)	(145.3)
Opening net debt		(693.7)	(454.3)	(309.0)

Closing net debt		(545.6)	(693.7)	(454.3)

Back to Contents

WOLSELEY plc

Statement of total recognized gains and losses
Year ended July 31, 2002

	2002	2001	2000
	£m	£m	£m
			(Restated)

Profit for the financial year	288.2	185.1	190.8
Currency translation differences	(84.3)	35.6	42.2

Total recognized gains and losses for the financial year	203.9	220.7	233.0

Reconciliation of movements in equity shareholders’ funds
year ended July 31, 2002

	2002	2001	2000
	£m	£m	£m
			(Restated)

Profit for the financial year	288.2	185.1	190.8
Dividends	(109.2)	(97.4)	(88.3)
Currency translation differences	(84.3)	35.6	42.2
New share capital subscribed	7.6	5.5	2.0
Goodwill written back on disposals	1.2	44.4	65.0

Net additions to shareholders’ funds	103.5	173.2	211.7
Opening shareholders’ funds	1,496.4	1,323.2	1,111.5

Closing shareholders’ funds	1,599.9	1,496.4	1,323.2

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2002

1. Accounting Policies

Basis of Accounting

These consolidated financial statements are prepared under the historical cost convention and in accordance with applicable UK accounting standards.

The requirements of FRS19 (Deferred Tax) were implemented in 2001. The comparative figures for 2000 were restated accordingly. This resulted in the recognition of a deferred taxation asset of £14.3 million at July 31, 2000, and an increase in the taxation charge reported in the year ended July 31, 2000 of £2.7 million. The impact of the change in accounting policy for the year ended July 31, 2001 is to reduce reported profit after taxation by £3.3 million. Comparative figures have been restated as follows:

Profit for the period after dividends
	Net Assets
	July 31, 2000	July 31, 2000
	£m	£m
As previously reported	105.2	1,310.4
Implementation of FRS 19	(2.7)	14.3

As restated	102.5	1,324.7

Basis of Consolidation

The group accounts include the results of the parent company and its subsidiary undertakings drawn up to July 31.

The trading results of businesses acquired, sold or discontinued during the year are included in profit on ordinary activities from the date of effective acquisition or up to the date of sale or discontinuance, unless provision therefor has been made in earlier years.

Foreign Currencies

The trading results of overseas subsidiary undertakings are translated into sterling using average rates of exchange ruling during the relevant financial period.

The balance sheets of overseas subsidiary undertakings are translated into sterling at the rates of exchange ruling at July 31. Exchange differences arising between the translation into sterling of the net assets of these subsidiary undertakings at rates ruling at the beginning and end of the year are dealt with through reserves as are exchange differences on foreign currency borrowings raised to finance overseas assets.

Exchange differences on financial instruments entered into for foreign currency net assets hedging purposes are dealt with through reserves.

The cost of the company’s investments in overseas subsidiary undertakings is translated into sterling at the rate ruling at the date of investment.

All other foreign currency assets and liabilities of the company and its United Kingdom subsidiary undertakings are translated into sterling at the rate ruling at July 31 except in those instances where forward cover has been arranged, in which case this forward rate is used.

Foreign currency transactions during the year are translated into sterling at the rate of exchange ruling on the date of the transaction except when forward exchange contracts are in place, when the forward contract rate is used. Any exchange differences are dealt with through the profit and loss account.

Goodwill

Goodwill arises when the cost of acquiring subsidiary undertakings and businesses exceeds the fair value attributed to the net assets acquired. Prior to August 1, 1998, goodwill arising on consolidation and purchased goodwill was written off to reserves. Following publication of FRS 10, a revised policy for accounting for goodwill was adopted

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2002

with effect from August 1, 1998. Goodwill arising from acquisitions completed on or after that date is capitalized and amortized on a straight line basis over a period of not more than 20 years. Goodwill arising on acquisitions prior to August 1, 1998 has not been reinstated on the balance sheet.

The net assets of businesses acquired are incorporated in the consolidated accounts at their fair value to the group. Fair value adjustments principally relate to adjustments necessary to bring the accounting policies of acquired businesses into line with those of the Wolseley group but may also include other adjustments necessary to restate assets and liabilities at their fair values at the date of acquisition. All businesses acquired are consolidated using the acquisition method of accounting.

Turnover

Turnover is the amount receivable for the provision of goods and services falling within the group’s ordinary activities, excluding intra-group sales, trade discounts, value added tax and similar sales taxes.

Leased Assets

Where fixed assets are financed by leasing agreements which give rights approximating to ownership, the assets are treated as if they had been purchased and the capital element of the leasing commitments is included in borrowings. The rentals payable are apportioned between interest, which is charged to the profit and loss account, and capital, which reduces the outstanding obligation. The cost of operating leases is charged on a straight line basis over the period of the lease.

Depreciation

Depreciation is provided on all tangible fixed assets (except freehold land) mainly on a straight line basis to write off the cost of those assets over their estimated useful lives. The principal rates of depreciation are: freehold buildings and long leaseholds, 2%; short leaseholds, over the period of the lease; plant and machinery, 10-15%; fixtures and fittings, 15%; computers, 20-100% and motor vehicles, 25%.

Real Property Awaiting Disposal

Real property awaiting disposal is transferred to current assets at the lower of book written down value and estimated net realisable value. Depreciation is not applied to real property awaiting disposal, but the carrying value is reviewed annually and written down through the profit and loss account to current estimated net realisable value if lower.

Stocks

Stocks are valued at the lower of group cost and net realizable value, due allowance being made for obsolete or slow moving items. Raw materials, bought out components and goods purchased for resale are stated at cost on a first in, first out basis.

Taxation

Provision is made for deferred taxation in so far as a liability or asset has arisen as a result of transactions that had occurred by the balance sheet date and have given rise to an obligation to pay more tax in the future, or the right to pay less tax in the future. An asset has not been recognized to the extent that the transfer of economic benefits in the future is uncertain. Deferred tax assets and liabilities recognized have not been discounted.

Provision is made for UK or foreign taxation arising on the distribution to the UK of retained profits of overseas subsidiary undertakings where dividends have been recognized as receivable.

Pensions & Post Retirement Benefits

The expected costs of providing retirement pensions under defined benefit plans and other post retirement benefits are charged to the profit and loss account over the periods benefiting from the employees’ services in accordance

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2002

with the recommendations of independent qualified actuaries. Variations from expected cost are normally spread over the average remaining service lives of current employees.

Contributions to defined contribution pension plans are charged to the profit and loss account as incurred.

Product Warranties

Provision is made for the estimated liability on all products still under warranty.

2. Segmental analysis

The Group is engaged in the distribution and supply of plumbing and heating products and building materials with operations principally in North America and Europe. The Group is organized into the following three segments based on its principal operating businesses: North American Plumbing and Heating Distribution; US Building Materials Distribution and European Distribution.

Analysis of change in sales

	2001	Exchange	New acquisitions 2002	Increment on 2001 acquisitions	Movement in discontinued operations		Organic change	2002
	£m	£m	£m	£m	£m	£m	%	£m

European Distribution	2,371.4	11.5	5.5	64.4	–	64.7	2.7	2,517.5
North American Plumbing and Heating Distribution	3,000.5	(23.2)	61.2	568.7	–	(14.8)	(0.5)	3,592.4
US Building Materials Distribution	1,769.7	(12.8)	35.5	58.9	–	6.4	0.4	1,857.7

	7,141.6	(24.5)	102.2	692.0	–	56.3	0.8	7,967.6
Discontinued operations	53.3	5.9	–	–	(59.2)	–	–	–

	7,194.9	(18.6)	102.2	692.0	(59.2)	56.3	0.8	7,967.6

	2000	Exchange	New acquisitions 2001	Increment on 2000 acquisitions	Movement in discontinued operations		Organic change	2001
	£m	£m	£m	£m	£m	£m	%	£m

European Distribution	2,196.4	(14.4)	54.2	11.8	–	123.4	5.7	2,371.4
North American Plumbing and Heating Distribution	2,551.2	242.0	77.2	27.9	–	102.2	3.7	3,000.5
US Building Materials Distribution	1,362.5	129.2	103.1	306.1	–	(131.2)	(8.8)	1,769.7

	6,110.1	356.8	234.5	345.8	–	94.4	1.5	7,141.6
Discontinued operations	293.3	4.3	–	–	(244.3)	–	–	53.3

	6,403.4	361.1	234.5	345.8	(244.3)	94.4	–	7,194.9

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2002

	1999	Exchange	New acquisitions 2000	Increment on 1999 acquisitions	Movement in operations discontinued	Organic change		2000
	£m	£m	£m	£m	£m	£m	%	£m

European Distribution	1,952.8	(59.4)	43.4	173.8	–	85.8	4.5	2,196.4
North American Plumbing and Heating Distribution	2,142.6	70.9	160.2	49.4	–	128.1	5.8	2,551.2
US Building Materials Distribution	1,038.3	34.4	226.1	46.8	–	16.9	1.6	1,362.5

	5,133.7	45.9	429.7	270.0	–	230.8	4.5	6,110.1
Discontinued operations	371.3	(1.9)	–	2.0	(78.1)	–	–	293.3

	5,505.0	44.0	429.7	272.0	(78.1)	230.8	–	6,403.4

Analysis of change in operating profit before goodwill amortization

	2001	Exchange	New acquisitions 2002	Increment on 2001 acquisitions	Movement in operations discontinued	Organic change		2002
	£m	£m	£m	£m	£m	£m	%	£m

European Distribution	158.2	0.5	(0.1)	2.6	–	10.2	6.4	171.4
North American Plumbing and Heating Distribution	155.5	(2.0)	2.5	28.8	–	15.9	10.4	200.7
US Building Materials Distribution	96.8	(0.7)	1.4	4.6	–	(10.3)	(10.7)	91.8

	410.5	(2.2)	3.8	36.0	–	15.8	3.9	463.9
Discontinued operations	3.7	–	–	–	(3.7)	–	–	–

Operating profit before goodwill amortization	414.2	(2.2)	3.8	36.0	(3.7)	15.8	3.8	463.9

	2000	Exchange	New acquisitions 2001	Increment on 2000 acquisitions	Movement in operations discontinued	Organic change		2001
	£m	£m	£m	£m	£m	£m	%	£m

European Distribution	145.3	(0.8)	2.9	0.6	–	10.2	7.1	158.2
North American Plumbing and Heating Distribution	135.9	13.1	4.5	1.4	–	0.6	0.4	155.5
US Building Materials Distribution	85.5	8.3	8.0	17.9	–	(22.9)	(24.4)	96.8

	366.7	20.6	15.4	19.9	–	(12.1)	(3.1)	410.5
Discontinued operations	19.0	0.1	–	–	(15.4)	–	–	3.7

Operating profit before goodwill amortization	385.7	20.7	15.4	19.9	(15.4)	(12.1)	–	414.2

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2002

	1999	Exchange	New acquisitions 2000	Increment on 1999 acquisitions	Movement in operations discontinued	Organic change		2000
	£m	£m	£m	£m	£m	£m	%	£m

European Distribution	120.9	(2.7)	2.4	7.3	–	17.4	14.7	145.3
North American Plumbing and Heating Distribution	113.6	3.8	4.5	2.9	–	11.1	9.5	135.9
US Building Materials Distribution	64.2	2.2	16.5	4.3	–	(1.7)	(2.6)	85.5

	298.7	3.3	23.4	14.5	–	26.8	8.9	366.7
Discontinued operations	31.5	(0.2)	–	0.1	(12.4)	–	–	19.0

Operating profit before goodwill amortization	330.2	3.1	23.4	14.6	(12.4)	26.8	–	385.7

Turnover				Operating Profit			Net Assets
By Class of business	2002	2001	2000	2002	2001	2000	2002	2001	2000
	£m	£m	£m	£m	£m	£m	£m	£m	£m
								(Restated)

European Distribution	2,517.5	2,371.4	2,196.4	162.1	149.6	137.7	771.0	736.6	662.5
North American Plumbing and Heating Distribution	3,592.4	3,000.5	2,551.2	190.1	151.9	133.5	981.5	940.1	709.9
US Building Materials Distribution	1,857.7	1,769.7	1,362.5	85.0	91.2	83.0	552.5	644.9	559.4
Manufacturing	–	53.3	293.3	–	3.7	19.0	–	–	33.1
Parent and others	–	–	–	–	–	–	(79.2)	(60.2)	(121.1)

	7,967.6	7,194.9	6,403.4	437.2	396.4	373.2	2,225.8	2,261.4	1,843.8

Manufacturing was, in the main, conducted in Europe. Included in this division were businesses based in the US which had aggregate turnover of £nil (2001: £nil; 2000: £65.3 million), trading profit of £nil (2001: £nil; 2000: £1.9 million) and net assets of £nil (2001: £nil; 2000: £nil).

Net assets are defined as fixed assets plus net current assets, less provisions for liabilities and charges but excluding investments, cash, borrowings and dividends payable. Net assets as of July 31, 2000 have been restated as a result of the adoption of FRS 19, Deferred Taxes. The segmental operating profits are stated after the allocation of central costs and charges.

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2002

Turnover by geographical origin and destination.

	Turnover			Fixed Assets
	2002	2001	2000	2002	2001	2000
	£m	£m	£m	£m	£m	£m

United States	5,089.3	4,738.7	3,981.6	335.2	380.1	340.0
Canada	360.8	31.6	–	15.4	18.0	–
United Kingdom	1,623.7	1,504.9	1,454.4	152.7	133.6	132.2
France	544.4	560.4	571.6	39.3	37.9	33.6
Rest of World	349.4	390.9	395.8	39.4	22.7	25.8

	7,967.6	7,194.9	6,403.4	582.0	592.3	531.6

Turnover by geographical origin and destination are not materially different. In addition, turnover between business and geographical segments is not material.

3. Operating Profit

	Continuing operations	Acquisitions	Total 2002	2001	2000
	£m	£m	£m	£m	£m

Turnover	7,865.4	102.2	7,967.6	7,194.9	6,403.4
Cost of Sales	(5,759.5)	(81.2)	(5,840.7)	(5,282.2)	(4,720.9)

Gross Profit	2,105.9	21.0	2,126.9	1,912.7	1,682.5
Distribution Costs	(1,456.4)	(16.0)	(1,472.4)	(1,322.2)	(1,119.9)
Administrative expenses	(244.1)	(2.3)	(246.4)	(222.7)	(214.3)
Other operating income	29.1	–	29.1	28.6	24.9

	434.5	2.7	437.2	396.4	373.2

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2002

4. Amounts charged in arriving at operating profit

	2002	2001	2000
	£m	£m	£m

Operating lease rentals:
– Plant and machinery	6.2	7.2	4.0
– Other operating leases	100.2	80.0	67.6
Depreciation (including profit/loss on disposal of fixed assets)	92.5	85.4	73.9
Depreciation on finance lease assets	4.2	4.8	3.8
Staff costs (Note 8)	1,034.5	945.6	828.8
Goodwill amortisation	26.7	17.8	12.5
One off costs incurred in respect of acquisition integration	7.1	–	–

Amounts payable to the auditors:
Audit fees
– Company	0.1	0.1	0.1
– group	1.5	1.4	1.5
Taxation
– UK	2.0	2.4	2.9
– Rest of World	0.1	0.1	0.2
Due diligence reviews
– UK	0.5	0.2	0.1
– Rest of World	0.4	0.3	0.5
Other services
– UK	0.1	0.9	–
– Rest of World	0.2	0.3	0.3

Total fees payable to the auditors	4.9	5.7	5.6

5. Net interest payable

	2002	2001	2002
	£m	£m	£m

Interest receivable	(44.1)	(30.2)	(33.2)
Interest payable and similar charges
– Bank loans and overdrafts	63.6	63.9	61.0
– Other loans	6.3	–	–
– Finance lease charges	0.7	1.5	0.5

	26.5	35.2	28.3

Net interest receivable on construction loans amounted to £9.1 million (2001: £6.7 million; 2000 £6.1 million).

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2002

6. Taxation

The corporate tax rates applicable in the countries in which the group principally operates are:

UK	30.0% (2001: 30.0%; 2000: 30.0%)

France	35.43% (2001: 36.44%; 2000: 37.8%)

US	35.0% federal tax (2001: 35.0%; 2000: 35.0%) plus appropriate rates of state tax

The following table analyses profit/(loss) on ordinary activities before tax:

	2002	2001	2000
	£m	£m	£m

United Kingdom	76.5	(11.2)	42.9
Overseas	334.2	302.4	259.4

Total profit on ordinary activities before tax	410.7	291.2	302.3

	2002	2001	2000
	£m	£m	£m
			(Restated)

The tax charge for the year comprises:
UK current year tax charge	29.0	93.5	33.4
– Less: double tax relief	(0.3)	(74.6)	(9.1)

	28.7	18.9	24.3
– UK prior year	–	(1.8)	(5.5)

Total UK tax charge	28.7	17.1	18.8

Overseas current year tax charge	89.5	86.7	91.5
Overseas prior year	(10.1)	(1.0)	4.1

Total overseas tax charge	79.4	85.7	95.6

Total current tax	108.1	102.8	114.4
Exceptional tax credit	–	–	(6.0)
Deferred tax charge-origination and reversal of timing differences	14.4	3.3	2.7

Total tax charge	122.5	106.1	111.1

	2002	2001	2000
	%	%	%
Tax reconciliation:			(Restated)

Average UK corporation tax rate	30	30	30
Prior year amounts	(1)	1	1
Non deductible and non-taxable items	(4)	(8)	(3)
Deferred tax-origination and reversal of timing differences	(4)	(1)	(1)
Higher average tax rates in overseas companies	5	6	7
Exceptional loss at standard rate of corporation tax	–	7	4

Effective current tax rate on profit on ordinary activities before tax	26	35	38

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2002

Deferred Tax	2002	2001
	£m	£m

The elements of deferred tax are as follows:
Accelerated capital allowances	6.2	(2.3)
Other timing differences	(5.8)	(13.7)

Deferred tax (asset)/liability	0.4	(16.0)

The movements in the deferred tax balance were as follows:
(Asset)/Liability at beginning of year	(16.0)	(14.3)
Amount charged to profit and loss account	14.4	3.3
Acquisitions	2.2	(4.3)
Disposals	–	(0.8)
Exchange	(0.2)	0.1

Liability/(Asset) at end of year	0.4	(16.0)

The closing balance is made up of:
Deferred tax asset	(11.3)	(17.9)
Deferred tax liability	11.7	1.9

	0.4	(16.0)

There are other deferred tax assets in relation to tax losses totalling £0.1 million (2001: £0.8 million) that have not been recognized on the basis that their future economic benefit is uncertain.

No provision has been made for deferred tax on gains recognized on revaluing property to its market value or on the sale of properties where potentially taxable gains have been rolled over into replacement assets. Such tax would become payable only if the property were sold without it being possible to claim rollover relief. The total amount unprovided for is £8.0 million (2001:£6.2 million). At present, it is not anticipated that any tax will become payable in the foreseeable future.

7. Dividends

		2002	2001	2000
		£m	£m	£m

Interim paid	5.00p per share (2001: 4.55p; 2000: 4.125p)	28.9	26.2	23.7
Final proposed	13.90p per share (2001: 12.35p; 2000: 11.225p)	80.3	71.2	64.6

Total	18.90p per share (2001: 16.90p; 2000: 15.35p)	109.2	97.4	88.3

8. Earnings per share

Basic earnings per share of 49.96p is calculated on the profit of £288.2 million accruing to ordinary share capital and on a weighted average number of ordinary shares in issue during the year of 577.1 million (2001: 575.3 million; 2000: 574.3 million). The earnings per share before goodwill amortisation of 54.58p is calculated on the profit of £314.9 million accruing to ordinary share capital. The impact of all potentially dilutive share options on earnings per share would be to increase the weighted average number of shares in issue by 5.8 million and to reduce basic earnings per share by 0.50 pence.

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2002

9. Employee information

Employment costs	2002	2001	2000
	£m	£m	£m

Wages and salaries	896.8	817.2	712.8
Social security costs	113.5	100.6	90.5
Other pension costs (Note 34)	24.2	27.8	25.5

	1,034.5	945.6	828.8

Average weekly number of employees	2002	2001	2000

European Distribution	14,063	13,106	12,180
North American Plumbing and Heating Distribution	13,786	11,711	11,049
US Building Materials Distribution	9,287	9,414	7,179
Manufacturing and other	–	503	2,977

	37,136	34,734	33,385

10. Intangible fixed assets

The group	2002	2001
	£m	£m

Goodwill cost
At August 1	510.9	295.4
Additions	82.3	211.4
Disposals	(0.1)	–
Revisions to prior year	5.8	(3.8)
Exchange rate adjustment	(35.0)	7.9

At July 31	563.9	510.9

Goodwill amortisation
At August 1	36.6	18.4
Charge for the year	26.7	17.8
Exchange rate adjustment	(2.1)	0.4

At July 31	61.2	36.6

Net book value at July 31	502.7	474.3

Following the completion of the opening balance sheet review of Westburne, acquired in July 2001, its provisional fair values have been amended. Fair value of stock was reduced by £8.8 million to £93.8 million, creditors increased by £5.1 million to £99.5 million, taxation provisions reduced by £4.3 million to a £2.1 million taxation debtor and consideration decreased by £2.0 million to £253.1 million. The net adjustment to goodwill arising from these revisions is £7.6 million. The revised total goodwill on acquisition of Westburne included in these financial statements is £131.5 million.

Completion of opening balance sheet reviews of a further 8 acquisitions reduced purchased goodwill by £1.8 million.

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2002

11. Tangible fixed assets

	Land and Buildings
	Freehold	Long term leasehold	Short term leasehold	Plant machinery, equipment	Total
	£m	£m	£m	£m	£m

Cost
At August 1, 2001	395.5	11.3	129.9	512.8	1,049.5
Exchange rate adjustment	(22.9)	–	(6.4)	(25.4)	(54.7)
New businesses	15.2	0.3	9.6	6.8	31.9
Additions	27.1	2.2	12.6	73.7	115.6
Disposals and transfers	(6.5)	–	(7.2)	(43.7)	(57.4)
Property awaiting disposal	(11.2)	–	–	–	(11.2)

At July 31, 2002	397.2	13.8	138.5	524.2	1,073.7

Accumulated depreciation
At August 1, 2001	71.2	3.2	67.5	315.3	457.2
Exchange rate adjustment	(3.4)	–	(3.5)	(17.8)	(24.7)
New businesses	–	–	6.4	3.1	9.5
Charge for the year
– owned assets	11.2	0.6	12.5	67.7	92.0
– leased assets	–	–	0.2	4.0	4.2
Disposals and transfers	(2.0)	–	(5.0)	(37.8)	(44.8)
Property awaiting disposal	(1.7)	–	–	–	(1.7)

At July 31, 2002	75.3	3.8	78.1	334.5	491.7

Owned assets	321.9	10.0	60.4	179.2	571.5
Assets under finance leases	–	–	–	10.5	10.5

Net book amount – July 31, 2002	321.9	10.0	60.4	189.7	582.0

Net book amount – August 1, 2002	324.3	8.1	62.4	197.5	592.3

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2002

	Land and Buildings
	Freehold	Long term leasehold	Short term leasehold	Plant machinery, equipment	Total
	£m	£m	£m	£m	£m

Cost
At August 1, 2000	357.0	10.3	105.0	460.3	932.6
Exchange rate adjustment	11.3	–	3.1	12.4	26.8
New businesses	20.1	0.9	9.6	21.3	51.9
Additions	29.2	0.7	16.3	80.1	126.3
Disposals and transfers	(15.1)	–	(4.1)	(61.3)	(80.5)
Property awaiting disposal	(7.0)	(0.6)	–	–	(7.6)

At July 31, 2001	395.5	11.3	129.9	512.8	1,049.5

Accumulated depreciation
At August 1, 2000	63.2	2.8	53.2	281.8	401.0
Exchange rate adjustment	1.6	–	1.4	7.7	10.7
New businesses	1.5	–	4.4	11.2	17.1
Charge for the year
– owned assets	9.1	0.4	10.0	62.9	82.4
– leased assets	–	–	0.2	4.6	4.8
Disposals and transfers	(3.4)	–	(1.7)	(52.9)	(58.0)
Property awaiting disposal	(0.8)	–	–	–	(0.8)

At July 31, 2001	71.2	3.2	67.5	315.3	457.2

Owned assets	324.3	8.1	61.4	185.4	579.2
Assets under finance leases	–	–	1.0	12.1	13.1

Net book amount – July 31, 2001	324.3	8.1	62.4	197.5	592.3

Net book amount – August 1, 2000	293.8	7.5	51.8	178.5	531.6

The cost of tangible fixed assets at July 31, 2002 included £13.1 million (2001: £16.4 million; 2000: £30.9 million) in respect of assets in the course of construction. Freehold land, which is included above and amounts to £93.1 million (2001: £98.3 million; 2000: £87.1 million), is not depreciated.

12. Investments

	Cost	Provisions	Net book amount
	£m	£m	£m

Investment in own shares
At August 1, 2001	0.2	–	0.2
Utilized in year	(0.1)	–	(0.1)

At July 31, 2002	0.1	–	0.1

There were 16,318 Wolseley plc shares of 25 pence each held by Wolseley QUEST Ltd at July 31, 2002 (2001: 68,130; 2000: 32,847) at recoverable amount, which are excluded from the EPS calculations.

Back to Content

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2002

13. Stocks

	2002	2001
	£m	£m

Goods purchased for resale	1,050.9	1,093.8

The current replacement cost of stocks does not differ materially from the historical cost stated above.

Certain subsidiary undertakings have consignment stock arrangements with suppliers in the ordinary course of business. Items drawn from consignment stock are generally invoiced to the companies concerned at the price ruling at the date of drawdown. The value of such stock, at cost, which has been excluded from the balance sheet in accordance with the application notes included in FRS 5, amounted to £8.1 million (2001: £6.5 million).

14. Debtors

	2002	2001
	£m	£m

Amounts falling due within one year:
Trade debtors	1,179.8	1,188.7
Amounts owed by group undertakings	–	–
Other debtors	123.3	98.6
Prepayments	43.2	47.4
Corporation tax recoverable	1.1	–
Property awaiting disposal	14.0	9.4

	1,361.4	1,344.1
Amounts falling due after more than one year:
Deferred tax asset	11.3	17.9

	1,372.7	1,362.0

15. Construction loans

	2002	2001
	£m	£m

Construction loans receivable – secured	171.4	215.5
Borrowings to finance construction loans – unsecured	(171.4)	(215.2)

	–	0.3

Construction loans receivable, which are secured principally against homes in the course of construction or completed homes awaiting sale, are made to customers of Stock Building Supply.

Included in construction loans receivable is an amount of £9.1 million (2001: £12.6 million) representing properties held for sale in lieu of foreclosed loans. Allowances for construction loans included in the above amounted to £2.8 million (2001: £3.4 million)

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2002

16. Current asset investments

	2002	2001
	£m	£m

US Life Assurance policies	4.2	3.7
French SICAV, bonds and commercial paper	3.0	8.7
Austrian marketable securities (A3 bonds)	2.1	1.9

	9.3	14.3

17. Short term borrowings

	2002	2001
	£m	£m

Bank loans and overdrafts:
Unsecured	246.8	268.5
Other loans:
Secured	5.0	5.5
Unsecured	0.4	0.4

	252.2	274.4

18. Creditors: amounts due within one year

	2002	2001
	£m	£m

Trade creditors	773.8	725.3
Bills of exchange payable	91.6	84.7
Corporation tax	46.0	59.8
Other tax and social security	34.7	31.4
Other creditors	77.0	112.9
Accruals and deferred income	142.5	161.7
Proposed dividend	80.3	71.2

	1,245.9	1,247.0

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2002

19. Borrowings falling due after one year

	2002	2001
	£m	£m

Maturity of borrowings
Due in one to two years	55.2	268.0
Due in two to five years	405.7	54.2
Due in over five years	46.7	354.8

	507.6	677.0

Repayable after five years otherwise than by instalments
US Industrial Revenue Bonds	3.2	3.5
Bank facilities	43.3	348.1
Repayable within 2 to 5 years
Bank facilities	405.7	322.3
Repayable within 1 to 2 years
Finance leases and other facilities	7.1	–
Bank facilities	48.1	–
Repayable by instalments, any one of which is due for repayment after five years
Other loans	–	2.9
Repayable by instalments all of which are due for repayment after five years
Other loans	0.2	0.2

	507.6	677.0

Details of the group’s undrawn committed facilities are set out in Item 11 Quantitative and Qualititive Disclosures about Market risks on page 74.

Finance lease obligations included above are secured against the assets concerned. Other secured loans amounting to £10.7 million (2001: £10.5 million) are secured against various group assets.

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2002

20. Provisions for liabilities and charges

	Reorganisation	Pensions	Wolseley Insurance	Other provisions	Total
	£m	£m	£m	£m	£m

At July 31, 2000	0.8	42.3	16.4	11.1	70.6
Utilized in the year	(0.5)	(16.1)	(10.2)	(0.7)	(27.5)
Charge for the year	–	11.0	14.6	14.8	40.4
New businesses	–	5.8	–	0.4	6.2
Businesses sold	(0.2)	(3.2)	–	(0.9)	(4.3)
Exchange differences	–	(0.6)	0.9	0.1	0.4

At August 1, 2001	0.1	39.2	21.7	24.8	85.8
Utilized in the year	(0.1)	(25.8)	(10.8)	(0.3)	(37.0)
Charge for the year	–	25.2	12.2	28.3	65.7
Transfers	–	5.5	–	–	5.5
New businesses	–	–	–	0.1	0.1
Exchange differences	–	(0.4)	(1.8)	(0.9)	(3.1)

At July 31, 2002	–	43.7	21.3	52.0	117.0

Wolseley Insurance provisions represent certain accumulated balances on its general business fund in respect of provisions for outstanding and potential claims based on historical experience.

Other provisions include, for property, £7.0 million, environmental and legal liabilities (including asbestos related litigation), £30.9 million and deferred taxation, £11.7 million. The asbestos related litigation is fully covered by insurance and accordingly an equivalent insurance receivable has been recorded in ‘Other debtors’ (note 14) in line with FRS 12 ‘Provisions, contingencies and contingent assets’. The level of insurance cover available significantly exceeds the expected level of future claims and therefore no profit or cashflow impact is expected to arise in the foreseeable future.

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2002

21. Share capital

	Authorized		Allotted and issued
	2002	2001	2002	2001

Number of ordinary 25p shares (million)	800.0	800.0	577.9	576.3
Nominal value of ordinary 25p shares (million)	£200.0	£200.0	£144.5	£144.1

All the allotted and issued shares are fully paid or credited as fully paid.

Allotment of shares

From August 1, 2001 to July 31, 2002, new ordinary shares of 25 pence each in the Company have been issued as follows:

Allotment date	Number of shares	Price per share	Value/ Proceeds	Purpose of issue
		£	£m

Various	88,104	2.51 to 4.09	0.3	Exercise of savings related share options
Various	1,230,198	2.0325 to 4.835	5.0	Exercise of executive share options
March 2001	328,137	7.045	2.3	Allotted to Wolseley Quest Ltd for exercise of savings related share options

	1,646,439		7.6

From August 1, 2000 to July 31, 2001, new ordinary shares of 25 pence each in the Company have been issued as follows:

Allotment date	Number of shares	Price per share	Value/ Proceeds	Purpose of issue
		£	£m

Various	206,755	2.51 to 4.09	0.6	Exercise of savings related share options
Various	1,006,126	1.515 to 4.835	3.7	Exercise of executive share options
March 2001	296,432	4.2575	1.3	Allotted to Wolseley Quest Ltd for exercise of savings related share options

	1,509,313		5.6

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2002

All employee share plans

The maximum number of shares over which options may be granted (but excluding any which lapse) under all share option schemes and the stock appreciation plan in any ten year period is 10% of the issued share capital from time to time. The number of shares over which options may be granted under all such schemes as at July 31, 2002 was 57,794,990 of which 14,152,921 have already been issued pursuant to options exercised in the ten year period ended on July 31, 2002. The following options were outstanding under the various all employee share plans:

Number of shares under option as of July 31,					Not exercisable
2002		2001		Price	after

–		8,021		379.00p	September 2001
3,259		81,073		275.00p	September 2002
–		23,428		368.00p	September 2001
63,951		68,078		368.00p	September 2003
7,410		229,748		409.00p	September 2002
66,249		73,872		409.00p	September 2004
1,415,200		1,789,400		372.00p	April 2003
349,000		417,700		345.00p	September 2003
97,478		107,467		345.00p	September 2005
1,612,000		1,995,800		324.00p	April 2004
3,094		124,793		375.00p	September 2002
246,870		300,870		375.00p	September 2004
85,024		92,080		375.00p	September 2006
2,012,200		2,447,000		348.00p	April 2005
587,521		666,234		251.00p	September 2003
689,677		811,160		251.00p	September 2005
160,548		172,256		251.00p	September 2007
2,419,700		2,747,100	[o]	376.00p	April 2006
247,286		293,684	+	336.00p	September 2004
352,495		390,929	+	336.00p	September 2006
86,344		93,668	+	336.00p	September 2008
518,019	***	–		597.00p	June 2003
290,118	*	–		562.00p	November 2005
23,515	**	–		562.00p	January 2006
262,221	*	–		562.00p	November 2007
1,130	**	–		562.00p	January 2008
81,117	*	–		562.00p	November 2009

11,681,426		12,934,361

* Granted April 18, 2002  ** Granted April 10, 2002  *** Granted March 24, 2002  + Granted April 12, 2001  o Granted January 9, 2001

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2002

Executive share option schemes

The maximum number of shares over which options may be granted (but excluding any which lapse) under the rules of the executive share options in any ten year period is 5% of the issued share capital from time to time. The number of shares over which options may be granted as at July 31, 2002 was 28,897,495 of which 8,930,769 have already been issued pursuant to options exercised on or before July 31, 2002. The following options were outstanding:

Date of grant	Number of shares under option		Price	Not exercisable
	2002	2001		after

March 1992	–	52,000	203.25p	March 2002
November 1992	38,000	96,600	220.75p	November 2002
October 1993	87,200	160,000	350.25p	October 2003
November 1994	179,600	389,600	388.75p	November 2004
November 1995	160,000	185,000	440.00p	November 2005
November 1995	115,400	78,000	433.00p	November 2005
March 1996	16,000	48,000	460.00p	March 2006
November 1996	124,000	234,900	456.50p	November 2006
December 1996	110,200	208,800	456.50p	December 2006
December 1997	368,646	583,900	483.50p	December 2007
November 1998	367,626	635,996	381.00p	November 2008
October 1999	775,556	816,000	397.00p	October 2009
October 2000	1,076,200	1,112,200	349.75p	October 2010
May 2001	400,000	400,000	468.00p	May 2011
June 2001	100,000	100,000	485.00p	June 2011
November 2001	2,372,500	–	467.00p	November 2011

	6,290,928	5,100,996

22. Reserves

The group	Share premium account £m	Profit and loss £m	Minority Interests £m

At August 1, 2000	156.7	1,022.8	1.5
Transfer from profit and loss account	–	87.7	–
Shares issued	5.2	(0.1)	–
Goodwill written back on disposal (Note 24)	–	44.4	–
Minorities acquired	–	–	(1.5)
Currency translation differences	–	35.6	–

At July 31, 2001	161.9	1,190.4	–
Transfer from profit and loss account	–	179.0	–
Shares issued	7.2	–	–
Goodwill written back on disposal	–	1.2	–
Currency translation differences	–	(84.3)	–

At July 31, 2002	169.1	1,286.3	–

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2002

23. Acquisitions

The details of acquisitions made since August 1, 2001 and consideration paid are shown in Item 4: Information on the Group on page 22.

	Book values acquired	Property Revaluation	Accounting policy alignments	Fair values acquired
	£m		£m	£m

Tangible fixed assets	17.5	5.8	(0.9)	22.4
Stocks	39.5	–	(3.7)	35.8
Debtors	68.9	–	(0.7)	68.2
Creditors	(47.5)	–	(0.8)	(48.3)
Taxation	–	–	–	–
Borrowings – short term	(45.8)	–	–	(45.8)
Provisions	(0.1)	–	–	(0.1)

Total	32.5	5.8	(6.1)	32.2

The accounting policy adjustments to tangible fixed assets reflect their restatement at depreciated replacement cost with useful lives determined in accordance with group accounting policies. The book value of stocks has been adjusted to write down slow moving and obsolete stocks to their estimated net realizable values in accordance with the group accounting policy.

Adjustments to debtors comprise provisions for bad and doubtful debts in accordance with the group accounting policy.

The fair value adjustments shown above for the year ended July 31, 2002 are provisional figures, being the best estimates currently available. Further adjustments to goodwill may be necessary when additional information is available concerning some of the judgmental areas and completion accounts exercises are finalized.

The acquisitions in the year are listed on page F-57.

	Year ended July 31, 2002
Goodwill	Consideration (excluding debt assumed)	Fair value of net assets acquired	Goodwill
	£m	£m	£m

European Distribution	39.0	20.1	18.9
North American Plumbing and Heating Distribution	61.8	4.5	57.3
US Building Materials Distribution	13.7	7.6	6.1

	114.5	32.2	82.3

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2002

At July 31, 2002 deferred consideration outstanding was £1.1 million (2001: £10.7 million) payable in cash.

	Year ended July 31, 2001
Goodwill	Consideration (excluding debt assumed)	Fair value of net assets acquired	Goodwill
	£m	£m	£m

European Distribution	51.1	21.4	29.7
North American Plumbing and Heating Distribution	273.6	139.1	134.5
US Building Materials Distribution	73.3	26.1	47.2

	398.0	186.6	211.4

At July 31, 2001, deferred consideration outstanding was £10.7 million (2000: £10.7 million) payable in cash.

The aggregate amount of goodwill written off to reserves since May 1, 1958 is as follows:

	2002	2001
	£m	£m

North American acquisitions	268.0	251.9
French acquisitions	109.3	109.1
Austrian acquisitions	67.9	67.9
Other acquisitions	98.5	89.3

Total	543.7	518.2

24. Disposals

Net assets disposed of

	2002	2001	2000
	£m	£m	£m

Intangible assets	–	–	0.4
Tangible fixed assets	0.3	12.4	26.8
Stocks	4.0	16.8	53.5
Debtors	3.5	22.6	57.2
Creditors	(0.1)	(7.3)	(31.2)
Provisions	–	(4.0)	(0.2)
Minorities	–	–	(1.6)
Taxation	–	(1.9)	(5.6)
Short term borrowings	–	–	(28.0)
Cash at bank	–	3.0	–

	7.7	41.6	71.3
Provision made in prior year	–	–	(0.7)

		41.6	70.6
Goodwill previously written off (Note 22)	1.2	44.4	65.0

	8.9	86.0	135.6
Net disposal proceeds	(8.2)	(16.0)	(93.0)

Net loss on disposal of operations	(0.7)	70.0	42.6

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2002

In 2001, the net assets disposed of relate to the sale of the remaining companies in the manufacturing segment on February 2, 2001. The net assets disposed of in 2000 relate to the sale of all of the manufacturing companies, excluding the burner and boiler division, on April 25, 2000.

25. Analysis of the net outflow of cash in respect of the purchase of businesses

	2002	2001	2000
	£m	£m	£m

Purchase consideration (Note 23)	114.5	398.0	267.1
Net deferred payments	9.6	1.0	(2.4)

Cash consideration	124.1	399.0	264.7
Cash at bank and in hand acquired	–	–	(11.1)
Bank overdrafts acquired	45.8	1.6	32.1

	169.9	400.6	285.7

26. Analysis of the net inflow of cash in respect of the sale of businesses

	2002	2001	2000
	£m	£m	£m

Disposal proceeds	8.2	16.0	94.7
Short term cash disposed of	–	(3.0)	28.0

	8.2	13.0	122.7

During the year the Group disposed of two operations in the North American Plumbing and Heating division. Assets with a net book value of £7.7 million were disposed of. A loss of £0.7 million was recorded on disposal, after taking into account goodwill of £1.2 million, previously written off to reserves.

27. Reconciliation of operating profit to net cash inflow from operating activities

	2002	2001	2000
	£m	£m	£m

Operating profit	437.2	396.4	373.2
Depreciation (including profit/loss on fixed asset disposals)	92.5	85.4	73.9
Goodwill amortisation	26.7	17.8	12.5
Decrease in stocks	7.4	33.1	(75.7)
Increase in debtors	(24.0)	(70.1)	(19.9)
Increase in creditors and provisions	44.0	54.8	26.5
Decrease/(Increase) in construction loans receivable	44.1	(12.5)	(20.9)
(Decrease)/Increase in construction loans payable	(43.8)	13.1	20.4

Net cash inflow from operating activities	584.1	518.0	390.0

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2002

28. Analysis of cash flows shown net in the cash flow statement

	2002	2001	2000
	£m	£m	£m

Returns on investments and servicing of finance
Interest received	43.9	30.7	32.1
Interest paid	(65.7)	(66.8)	(55.5)
Interest element of finance lease rentals	(0.7)	(0.8)	(0.7)

Net cash outflow for returns on investments and servicing of finance	(22.5)	(36.9)	(24.1)

Capital expenditure
Payments to acquire tangible fixed assets	(118.3)	(120.8)	(125.8)
Receipts from sales of tangible fixed assets	21.5	12.0	8.8

Net cash outflow for capital expenditure	(96.8)	(108.8)	(117.0)

Management of liquid resources
Decrease/(Increase) in current asset investments	4.8	(6.0)	(6.1)
Decrease in money market and other deposits	(3.4)	–	61.8

Net cash inflow/(outflow) from management of liquid resources	1.4	(6.0)	55.7

Financing
Issue of ordinary share capital	7.6	5.5	2.0
(Repayment)/Drawdown of long term borrowings	(104.2)	253.6	194.4
Capital element of finance lease rental payments	(2.2)	(5.1)	(5.3)

Net cash (outflow)/inflow from financing	(98.8)	254.0	191.1

The group includes in liquid resources all current asset investments and interest-bearing amounts on deposit which are readily disposable and convertible into cash at values close to book value.

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2002

29. Analysis of change in net debt

	2001	Cash flow	Acquisitions and new finance leases	Exchange movement	2002
	£m	£m	£m	£m	£m

Cash in hand and at bank	215.3	(19.7)	–	(19.6)	176.0
Overdrafts	(268.9)	5.7	–	16.0	(247.2)

	(53.6)	(14.0)	–	(3.6)	(71.2)

Debt due after more than one year	(669.7)	104.2	–	63.4	(502.1)
Finance leases	(12.8)	2.2	(2.6)	2.7	(10.5)

	(682.5)	106.4	(2.6)	66.1	(512.6)

Current asset investments	14.3	(4.8)	–	(0.2)	9.3
Money market and other deposits	28.1	3.4	–	(2.6)	28.9

	42.4	(1.4)	–	(2.8)	38.2

Net debt	(693.7)	91.0	(2.6)	59.7	(545.6)

	2000	Cash flow	Acquisitions and new finance leases	Exchange movement	2001
	£m	£m	£m	£m	£m

Cash in hand and at bank	101.2	114.4	–	(0.3)	215.3
Overdrafts	(180.4)	(64.9)	–	(23.6)	(268.9)

	(79.2)	49.5	–	(23.9)	(53.6)

Debt due after more than one year	(397.9)	(253.6)	–	(18.2)	(669.7)
Finance leases	(12.5)	5.1	(4.8)	(0.6)	(12.8)

	(410.4)	(248.5)	(4.8)	(18.8)	(682.5)

Current asset investments	8.3	6.0	–	–	14.3
Money market and other deposits	27.0	–	–	1.1	28.1

	35.3	6.0	–	1.1	42.4

Net debt	(454.3)	(193.0)	(4.8)	(41.6)	(693.7)

30. Related party transactions

There are no related party transactions requiring disclosure under FRS 8, Related Party Disclosures.

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2002

31. Assets and liabilities by currency

	Sterling	US Dollars	Euros	Other currencies	Group total
	£m	£m	£m	£m	£m

As of July 31, 2002
Intangible fixed assets	142.3	270.0	30.2	60.2	502.7
Tangible fixed assets	152.7	335.3	77.6	16.5	582.1
Stocks	230.8	616.4	151.8	51.9	1,050.9
Debtors	285.5	776.2	233.2	77.8	1,372.7
Creditors	(281.0)	(542.8)	(243.6)	(52.2)	(1,119.6)
Provisions	(15.1)	(65.1)	(32.3)	(4.5)	(117.0)
Taxation	(39.8)	(9.1)	1.3	1.6	(46.0)
Proposed dividend	(80.3)	–	–	–	(80.3)

Gross assets	395.1	1,380.9	218.2	151.3	2,145.5
(Borrowings)/funds – net
– Short term	(5.4)	19.0	(49.5)	(2.1)	(38.0)
– Long term	–	(332.4)	(51.1)	(124.1)	(507.6)

Net assets	389.7	1,067.5	117.6	25.1	1,599.9

Exchange rates at July 31, 2002
Balance sheet		$1.5622	€1.5934
Profit and loss account		$1.4569	€1.6085
As at July 31, 2001
Gross assets	376.1	1,477.3	175.0	161.7	2,190.1
(Borrowings)/funds – net
– Short term	20.0	45.6	(76.1)	(6.2)	(16.7)
– Long term	–	(531.5)	(0.9)	(144.6)	(677.0)

Net assets	396.1	991.4	98.0	10.9	1,496.4

Exchange rates at July 31, 2001
Balance sheet		$1.4252	€1.6289
Profit and loss account		$1.4464	€1.6299

As at July 31, 2002, the group had entered into certain short-term currency swaps amounting to $206.9 million and £131.8 million. Both the dollar liabilities and the sterling assets are excluded from the above tables.

There are no material foreign currency transactional exposures as, where appropriate, group companies use forward exchange contracts to hedge transactions that are not denominated in their functional currency.

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2002

32. Interest rate and currency profile

The current value of interest bearing assets, borrowings and off balance sheet contracts is as follows:

Currency	Interest bearing assets	Borrowings	Off balance sheet contracts	Net	Floating	Fixed	Total	Weighted average fixed interest rate	Weighted average time for which rate is fixed
	£m	£m	£m	£m	£m	£m	£m	%	Years

Sterling	0.3	(5.7)	131.8	126.4	126.4	–	126.4	–	–
US Dollars	189.3	(502.7)	(132.4)	(445.8)	(253.8)	(192.0)	(445.8)	4.1	1.1
Euros	18.8	(117.2)	–	(98.4)	(79.6)	(18.8)	(98.4)	4.2	1.5
Canadian Dollars	3.0	(127.4)	–	(124.4)	(82.7)	(41.7)	(124.4)	6.0	6.7
Other currencies	2.8	(6.8)	–	(4.0)	(4.0)	–	(4.0)	–	–

Total	214.2	(759.8)	(0.6)	(546.2)	(293.7)	(252.5)	(546.2)

The off balance sheet contracts are currency and interest rate swaps as set out below.

Interest receipts and payments on the floating rate asset and liabilities are determined by reference to short-term benchmark rates applicable in the relevant currency or market, such as LIBOR.

The group has entered into the following interest rate swaps and forward rate agreements with the following net effect as of July 31, 2002:

Amount	Expiry date	Wolseley receives	Wolseley pays

US$100 million	May 2003	6 Month Libor	4.685% to 5.090%
US$100 million	October 2003	3 Month Libor	3.625% to 3.640%
US$100 million	November 2003	3 Month Libor	3.705% to 3.720%
Euro 30 million	February 2004	3 Month Euribor	4.185%

33. Financial Instruments

The group held the following categories of financial instruments at July 31, 2002:

	Book value £m	Fair value £m

Financial instruments held to fund the group’s operations
Short term borrowings	(252.2)	(252.2)
Loans and other borrowings payable after one year	(507.6)	(507.6)
Cash and deposits	204.9	204.9
Construction loans receivable	171.4	171.4
Construction loans payable	(171.4)	(171.4)
Current asset investments	9.3	9.3
Financial instruments held to manage the group’s interest rate and currency profile
Interest rate swaps	–	(5.0)
Short term currency swaps	–	(0.6)

For the purpose of the above table, the fair values of short term borrowings, cash and deposits, construction loans payable and current asset investments, approximate book value due to their short maturities. The loans and other borrowings payable after one year generally attract variable interest rates based on 6 month LIBOR. Thus the fair value of these instruments at July 31, 2002 also approximates to their book value. The fair value of construction loans receivable approximates to book value as the interest rates attaching to these loans reflect a market risk

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2002

premium. Sterling cash and deposits are utilized to reduce currency borrowings through the use of short-term currency swaps.

To determine the fair value of currency and interest rate swaps for inclusion in the above table, a calculation was made of the net gain or loss which would have arisen if these contracts had been terminated on July 31, 2002.

At July 31, 2002 unrecognized gains and losses on forward exchange contracts taken out as hedges of sales and purchase transactions were not significant.

The group’s policy in respect of foreign currency and interest risk management and the related use of financial instruments are set out in Item 11: Quantitative and Qualitative Disclosures about Market Risks on pages 72 to 75.

Short term debtors and creditors arising directly from the group’s operations are excluded from the above disclosures other than those relating to assets and liabilities by currency.

34. Pensions and other post retirement benefits

United Kingdom

The principal plan operated for UK employees is the Wolseley Group Retirement Benefits Plan which provides benefits based on final pensionable salaries. The assets are held in separate trustee administered funds. The plan’s retirement benefits are funded by a contribution from employees of 5% of earnings with the balance being paid by group companies. The contribution rate is calculated on the Projected Unit Method and agreed with independent consulting actuaries.

An independent actuarial valuation was last carried out on May 1, 2001. On that date the market value of the plan’s assets was £350.5 million. The market value of the assets was 105% of accrued benefits, after allowing for increases in earnings and pensions in payment. The normal cost to the company was 14.4% of pensionable earnings. The financial assumptions used were based on gilt and bond yields as at the valuation date. The principal actuarial assumptions used were an investment return of 6.5% per annum before retirement and an investment return of 5.5% per annum after retirement, future salary increases of 5% or 6% per annum and increases to pensions in payment of 2.5% per annum. The total charge to the profit and loss account for UK companies was £9.4 million (2001: £7.2 million).

North America

The principal plans operated for US employees are defined contribution scheme details of which are set out below. In addition the group operates 3 defined benefit schemes in the United States. In Canada a defined benefit scheme and a defined contribution scheme are operated. Assets are held in trustee administered funds independent of the assets of the companies.

Defined contribution plans

In the US, companies contribute to plans established in accordance with 401k rules, employee compensation deferral plans and profit sharing plans. In Canada, companies contribute to defined contribution schemes. Contributions are charged to the profit and loss account in the period in which they fall due. In the year to July 31, 2002 the cost of defined contribution plans charged to the profit and loss account was £9.9 million (2001: £16.4 million).

Defined benefit plans

Defined benefit plans are operated by three US subsidiary undertakings and Wolseley Canada. Two of the US plans and the Canadian plan are funded. Two plans are closed to new entrants. The closed plans now provide minimum pension guarantee in conjunction with a defined contribution plan. The remaining plans are based on final pensionable salaries. The contribution rate is calculated on the Projected Unit credit method as agreed with independent consulting actuaries. The independent actuaries have reported on the assets and liabilities of the plans at July 31, 2002. The principal actuarial assumptions were based upon investment returns of 7% – 7.5% and future

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2002

salary increases of 4%. The obligations are discounted at 7%. The fair value of the assets of the funded plans amounted to £44.0 million. The market value of the assets was 81.3% of the accrued benefits. Surpluses and deficits revealed by the valuation are being amortized over the expected remaining service lives of members. The total profit and loss account charge for North American schemes was £3.2 million (2001: £2.9 million).

Other territories

Both defined contribution and defined benefit schemes are operated. Liabilities arising under defined benefit schemes are calculated in accordance with actuarial advice. Full provision is made for such liabilities in these accounts. Contributions to defined contribution schemes are accounted for in the period in which they fall due.

The cost of other defined contribution and defined benefit schemes charged to the profit and loss account was £2.7 million (2001: £2.5 million).

Post Retirement health care

There are no material obligations to provide post retirement health care benefits.

FRS 17 Retirement benefits

The valuation used for FRS 17 disclosures with respect to the UK scheme has been based on the most recent actuarial valuation at May 1, 2001 and updated by the scheme actuary to take account of the requirements of FRS 17 in order to assess the liabilities of the scheme at July 31, 2002. Scheme assets are stated at their market value at July 31, 2002. Non-UK schemes have been aggregated and weighted averages applied.

The financial assumptions used to calculate scheme liabilities under FRS 17 are:

	2002		2001
	UK	Non-UK	UK	Non-UK

Valuation method	Projected Unit	Projected Unit	Projected Unit	Projected Unit
Discount rate	6.00%	6.50%	6.00%	6.24%
Inflation rate	2.45%	2.50%	2.64%	2.50%
Increase to deferred benefits during deferment	2.50%	2.50%	2.75%	3.86%
Increases to pensions in payment	2.50%	2.50%	2.75%	3.86%
Salary increases	4.50%	3.50%	4.75%	3.43%

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2002

The assets in the schemes and the expected rates of return were:

	2002				2001
	UK		Non-UK		UK		Non-UK
	Long-term rate of return expected at July 31, 2002	Value at July 31, 2002 £m	Long-term rate of return expected at July 31, 2002	Value at July 31, 2002 £m	Long-term rate of return expected at July 31, 2001	Value at July 31, 2001 £m	Long-term rate of return expected at July 31, 2001	Value at July 31, 2001 £m

Equities	7.00%	130.1	–	–	7.00%	164.3	–	–
Bonds	5.00%	39.8	–	–	5.00%	40.2	–	–
Overseas	6.90%	92.6	7.35%	45.9	6.90%	119.5	8.47%	53.5
Other	5.00%	6.1	–	–	5.00%	5.2	–	–

Total market value of assets	6.62%	268.6	7.35%	45.9	6.69%	329.2	8.47%	53.5
Present value of schemes liabilities		(354.7)		(91.6)		(342.1)		(101.5)

Deficit in the schemes		(86.1)		(45.7)		(12.9)		(48.0)
Related deferred tax asset		25.8		16.3		3.9		14.4

Net pension liability		(60.3)		(29.4)		(9.0)		(33.6)

Net Assets	2002 £m	2001 £m

Net assets	1,599.9	1,496.4
Pension liability over that established under SSAP24	(60.4)	(14.1)

Net assets including pension liability	1,539.5	1,482.3

Reserves	2002 £m	2001 £m

Profit and loss reserve	1,286.3	1,190.4
Pension liability over that established under SSAP24	(60.4)	(14.1)

Profit and loss reserve	1,225.9	1,176.3

The net pension liability of £89.7 million calculated in accordance with FRS 17 compares with the pension provision currently recorded of £43.7 million (note 20) less the related deferred tax asset of £14.4 million.

	UK	Non UK
Analysis of amount charged to operating profit	2002 £m	2002 £m

Current Service Cost	10.4	3.1

	UK	Non UK
Analysis of amount charged to other finance income/(expense)	2002 £m	2002 £m

Interest on pension liabilities	(20.6)	(5.6)
Expected return on scheme assets	22.2	3.4

	1.6	(2.2)

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2002

	UK	Non UK
Movement in scheme surplus/deficit during year	2002 £m	2002 £m

Deficit at August 1	(12.9)	(48.1)
Exchange	–	1.8
Current service cost	(10.4)	(3.1)
Contributions	9.0	2.9
Other finance income/(expenses)	1.6	(2.2)
Actuarial (loss)/gain	(73.4)	3.0

Deficit at July 31	(86.1)	(45.7)

History of experience gains and losses	UK	Non UK
	2002	2002

Difference between the expected and the actual return on scheme assets
Amount	(84.5)	(5.3)
Percentage of scheme assets	(31.5)%	(11.5)%
Experience gains and losses on scheme liabilities
Amount	(0.9)	9.0
Percentage of the present value of scheme liabilities	(0.3)%	9.8%
Effect of changes in assumptions underlying the present value of scheme liabilities
Amount	12.0	(0.7)
Percentage of the present value of scheme liabilities	3.4%	(0.8)%

Total amount recognized in the Statement of Total Recognized Gains and Losses
Amount	(73.4)	3.0
Percentage of the present value of scheme liabilities	(20.7)%	3.3%

35. Capital commitments

At July 31, 2002 authorized capital expenditure which was contracted for but not provided in these accounts amounted to £48.1 million (2001: £69.7 million).

36. Operating lease commitments

Future minimum payments due in the next twelve months under operating lease commitments are as follows:

Property leases

Other leases

	2002 £m	2001 £m	2002 £m	2001 £m

Leases which expire within
12 months	7.3	7.7	1.4	1.2
13-24 months	11.1	10.6	3.6	2.3
25-36 months	11.7	11.0	3.7	3.6
37-48 months	8.0	8.7	0.6	0.5
49-60 months	8.6	7.1	0.4	0.2
Over 60 months	39.3	38.3	0.7	0.8

	86.0	83.4	10.4	8.6

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2002

37. Contingent liabilities

The group has the undermentioned quantifiable contingent liabilities which arose in the ordinary course of business and which have not been provided in these accounts since no actual liability is expected to arise:

	2002 £m	2001 £m

Sundry guarantees, performance bonds and indemnities	29.8	14.0
Obligations under forward foreign exchange contracts	131.8	156.0

As of July 31, 2002, cash deposits of Wolseley Insurance Limited amounting to £28.9 million (2001: £22.5 million) were charged in favor of Lloyds TSB Bank plc to secure a letter of credit provided by that bank.

The Company acts as guarantor or surety for various subsidiary undertakings in leasing and other agreements entered into by them in the normal course of business and it has given indemnities and warranties to the purchasers of businesses from the Company and certain group companies in respect of which no material liabilities are expected to arise. Additionally, the Company has guaranteed the pension payable by Brossette BTI to Mr. G. Pinault, a former director.

The Group is a party to lawsuits and claims arising in the normal course of its business. In the opinion of management, the Group’s liability or recovery, if any, under pending litigation and claims would not materially adversely affect its results of operations, cash flows, or financial condition.

38. Post balance sheet events

There have been no significant post balance sheet events.

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2002

39. Company balance sheet as of July 31, 2002

	Note	2002 £m	2001 £m (Restated)

Fixed assets
Investments	40	1,487.5	1,487.6

		1,487.5	1,487.6
Current assets
Debtors	40	2,305.7	1,905.6
Cash at bank and in hand and on deposit		70.6	77.3

		2,376.3	1,982.9
Creditors: amounts falling due within one year
Short term borrowings	40	289.1	199.3
Other creditors	40	1,587.3	1,167.6

		1,876.4	1,366.9

Net current assets		499.9	616.0

Total assets less current liabilities		1,987.4	2,103.6
Creditors: amounts falling due after one year
Borrowings	40	573.7	658.9

		1,413.7	1,444.7

Capital and reserves
Called up share capital	21	144.5	144.1
Share premium account	22	169.1	161.9
Capital reserve	40	–	166.6
Profit and loss account	40	1,100.1	972.1

Shareholders’ funds	40	1,413.7	1,444.7

40. Notes to the Company balance sheet

Investments

	Investment in subsidiaries
	Cost £m	Provisions £m	Net book amount £m

At August 1, 2000	1,362.4	(3.2)	1,359.2
Additions	150.0	(21.8)	128.2

At July 31, 2001	1,512.4	(25.0)	1,487.4

At July 31, 2002	1,512.4	(25.0)	1,487.4

The principal subsidiary undertakings of the Group are listed on page F-57 of these Consolidated Financial Statements. A complete list of subsidiary undertakings is available on request to the Company.

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2002

	Investment in own shares
	Cost £m	Provisions £m	Net Book amount £m

At August 1, 2001	0.2	–	0.2
Decrease	(0.1)	–	(0.1)

At July 31, 2002	0.1	–	0.1

At July 31, 2002, there were 16,318 Wolseley plc shares of 25 pence each held by Wolseley QUEST Ltd at July 31, 2002 (2001: 68,130) at recoverable amount.

Debtors

	2002 £m	2001 £m

Amounts owed by Group undertakings:	2,302.2	1,897.8
Prepayments and accrued income	2.6	2.6
Corporation tax recoverable	0.9	2.2
Property awaiting disposal	–	2.2

Amount receivable within one year	2,305.7	1,904.8

Deferred tax asset	–	0.8

Total	2,305.7	1,905.6

Short term borrowings

	2002 £m	2001 £m

Bank loans and overdrafts:
Unsecured	289.1	199.3

Creditors: amounts due within one year

	2002 £m	2001 £m

Amounts owed to Group undertakings	1,499.6	1,087.1
Other tax and social security	–	0.3
Other creditors	4.9	5.9
Accruals and deferred income	2.5	3.1
Proposed dividend	80.3	71.2

	1,587.3	1,167.6

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2002

Borrowings falling due after one year

	2002 £m	2001 £m

Maturity of borrowings
Due in one to two years	48.0	258.2
Due in two to five years	525.7	52.6
Due in over five years	–	348.1

	573.7	658.9

Repayable after 5 years otherwise than by instalments:

Bank facilities	–	348.1
Repayable within 2 to 5 years
Bank facilities	525.7	310.8
Repayable within 1 to 2 years
Bank facilities	48.0	–

	573.7	658.9

Reserves

	Share premium account £m	Capital reserve £m	Profit and loss £m

At August 1, 2001	161.9	166.6	972.1
Shares issued	7.2	–	–
Profit for the year	–	–	70.6
Transfer	–	(166.6)	166.6
Dividends payable	–	–	(109.2)

At July 31, 2002	169.1	–	1,100.1

Included in this profit and loss account balance is an amount of £938.9 million which may not be distributable.

During the year the English High Court confirmed that the company had been released from its undertaking given in 1986 when the share premium account was reduced and further confirmed that the £166.6 million reserve be treated as a realizable profit and a distributable reserve for the purposes of the Companies Act 1985.

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2002

Reconciliation of movements in shareholders’ funds

	2002 £m	2001 £m

Profit for the financial year	70.6	30.9
Dividends	(109.2)	(97.4)
New share capital subscribed	7.6	5.6

Net additions to shareholders’ funds	(31.0)	(60.9)
Opening shareholders’ funds	1,444.7	1,505.6

Closing shareholders’ funds	1,413.7	1,444.7

As permitted by Section 230 of the Companies Act 1985, the Company has not presented its own profit and loss account.

41. Summary of significant differences between accounting principles generally accepted in the United Kingdom and the United States

The accompanying Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United Kingdom (“UK GAAP”), which differ in certain significant respects from generally accepted accounting principles in the United States (“US GAAP”). Such differences involve methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP.

The following is a summary of the material adjustments to consolidated profit for the financial year and consolidated shareholders’ funds that would have been required in applying the significant differences between UK and US GAAP.

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2002

Reconciliation of consolidated profit for the financial year

	Note		Year ending July 31,
			2002 £m	2001 £m	2000 £m

Profit for the financial year under UK GAAP (as restated)			288.2	185.1	190.8
Prior period adjustment			–	–	2.7

Profit for the financial year under UK GAAP (as originally reported)			288.2	185.1	193.5
US GAAP adjustments:
Amortization of goodwill	(i	)	(19.3)	(20.5)	(21.5)
Amortization of intangible assets	(i	)	(8.8)	(2.0)	(2.4)
Loss on disposal	(i	)	–	21.8	31.9
Pensions	(ii	)	(0.7)	1.2	(4.9)
Deferred taxation	(iii	)	(1.5)	(3.3)	(6.9)
Stock compensation	(iv	)	(7.7)	(7.1)	2.5
Capitalized interest	(v	)	–	(0.1)	0.7
Taxation effect of US GAAP adjustments	(iii	)	(6.3)	(1.7)	(1.0)

Total US GAAP adjustments			(44.3)	(11.7)	(1.6)

Profit for the financial year under US GAAP			243.9	173.4	191.9

Presentation of earnings per share under US GAAP	(viii	)
Basic earnings per share			42.26p	30.14p	33.41p
Diluted earnings per share			41.84p	30.09p	33.38p
Weighted average shares outstanding (millions)			577.1	575.3	574.3
Dilutive effect of stock options (millions)			5.8	1.0	0.6

Weighted average shares outstanding assuming dilution (millions)			582.9	576.3	574.9

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2002

Reconciliation of consolidated shareholders’ funds

	Note		Year ended July 31,
			2002 £m	2001 £m

Shareholders’ funds under UK GAAP (as originally reported)			1,599.9	1,496.4

US GAAP adjustments:
Goodwill	(i	)	402.3	411.0
Intangibles	(i	)	27.7	9.4
Goodwill amortization	(i	)	(216.7)	(197.4)
Intangible amortization	(i	)	(16.6)	(7.8)
Contingent consideration	(i	)	1.1	10.7
Pensions	(ii	)	(20.3)	66.2
Deferred taxation	(iii	)	(8.4)	(6.7)
Capitalized interest	(v	)	2.9	2.9
Ordinary dividends	(vi	)	80.3	71.2
Derivative financial instruments	(vii	)	(5.6)	–
Taxation effect of US GAAP adjustments	(iii	)	4.9	(14.9)

Total US GAAP adjustments			251.6	344.6

Shareholders’ funds under US GAAP			1,851.5	1,841.0

A summary of the principal differences and additional disclosures applicable to the Group are set out below:

(i) Purchase accounting adjustments

Under UK GAAP the purchase price of a business is assigned first to the separable tangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. Any excess of cost over the fair value of net tangible assets is then allocated to identifiable intangible assets to the extent that their value can be measured reliably on initial recognition, the asset can be separately disposed of and the asset is controlled through custody or legal right. Any remaining excess should then be recorded as goodwill. Under US GAAP, the purchase cost of an investment is assigned to the tangible and intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. Any excess of cost over fair value of net assets acquired is recorded as goodwill.

The purchase accounting differences specifically related to the Group are as follows:

Goodwill

Prior to August 1, 1998, purchased goodwill was written off to reserves in the year of acquisition as permitted under UK GAAP. If a subsidiary or a business is subsequently sold or closed, previously written off goodwill which was the result of the initial acquisition is taken into account in determining the profit or loss on sale or closure. For the purposes of US GAAP, all goodwill written off against reserves under UK GAAP has been reinstated as an asset on the balance sheet and is being amortized using the straight line method over 20 years. At July 31, 2002 and 2001, accumulated amortization of goodwill under US GAAP amounted to £277.9 million and £234.0 million, respectively. In June 2001 SFAS No. 142 “Goodwill and Other Intangible Assets,” was issued. SFAS 142 eliminates the amortization of goodwill and indefinite-lived intangible assets and initiates an annual review of impairment, as measured under US GAAP. Identifiable intangible assets with a determinable useful life will continue to be amortized. Goodwill arising on acquisitions completed after June 30, 2001 has not been amortized. Goodwill and other intangible assets acquired prior to June 30, 2001 will be affected upon adoption of SFAS 142 effective August 1, 2002.

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2002

Because of the extensive effort needed on adoption of SFAS 142, it is not practicable to estimate reasonably the impact of adopting this Statement on the Company’s financial statements at the date of this report, including whether any transitional impairment losses will be recognized as a cumulative effect of a change in accounting principle. The immediate effect of adoption of SFAS 142 will be the cessation of goodwill amortization which totalled £46.0 million in fiscal 2002, £38.3 million in fiscal 2001 and £34.0 million in fiscal 2000.

Intangible assets

Under UK GAAP specific criteria apply in recognizing intangible assets. None of the Group’s intangible assets meet these criteria and accordingly intangible assets have not been separately recorded. Under US GAAP, intangible assets acquired are recorded at their fair value. Intangible assets are comprized of covenants not to compete, trademarks, customer contracts and supply and distribution agreements. Intangible assets are being amortized over their useful lives which range from one to seven years. Amortization expense for the years ended July 31, 2002, 2001 and 2000 was £8.8 million, £2.0 million and £2.4 million, respectively, and accumulated amortization at July 31, 2002 and 2001 was £16.6 million and £7.8 million, respectively.

Inventory

Under UK GAAP, the fair value of inventories acquired is generally taken to be the cost of the inventory to the acquired company. Under US GAAP the fair value of purchased work in process and finished goods is based on estimated selling prices less costs to complete and sell the inventory, less a reasonable profit allowance for the completing and selling effort. This adjustment reflects inventory acquired prior to fiscal 2001.

Acquisition adjustments

Under UK GAAP, prior to the implementation of FRS 7, Fair Values in Acquisition Accounting, in 1995, the recognition criteria for restructuring provisions were less restrictive. Provisions of this nature were treated as pre-acquisition and increased the goodwill arising on the acquisition, which was written-off directly to reserves. Under US GAAP many of these restructuring provisions are not permitted.

Loss on disposal

Adjustments made to reconcile UK GAAP and US GAAP have an effect on the net assets of businesses disposed of and accordingly a corresponding impact on the loss on disposal. These adjustments include the amortized amount of goodwill previously written-off to reserves. In addition, under US GAAP, cumulative currency translation adjustments related to these disposals are included in the loss on disposal calculation.

Contingent purchase consideration

Under UK GAAP contingent purchase consideration is generally included as part of the purchase cost at the date of acquisition. Under US GAAP this cost is not recognized until the contingency is resolved and the amount determinable.

(ii) Pensions

The Group operates defined benefit pension plans in the UK, US, Canada, France, Austria, the Netherlands and Luxembourg. The most significant plan is the Wolseley Group Pension Plan in the UK, which after recent stock market falls is in a deficit position.

Under UK GAAP, the cost of providing pension benefits is expensed over the average expected service lives of eligible employees in accordance with the provisions of Statement of Standard Accounting Practice (“SSAP”) 24, Accounting for Pension Costs. SSAP 24 aims to produce an estimate of cost based on long-term actuarial assumptions. Variations from the regular pension cost arising from, for example, experience deficiencies or surpluses, are charged or credited to the profit and loss account over the expected average remaining service lives of current employees in the schemes.

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2002

Under US GAAP, the annual pension cost comprises the estimated cost of benefits accruing in the period as determined in accordance with SFAS 87, Employers Accounting for Pensions. SFAS 87 requires the use of the projected unit credit actuarial method for determining defined benefit pension costs and provides for the deferral of actuarial gains and losses (in excess of a specified corridor) that result from changes in assumptions or actual experience. SFAS 132, Employers Disclosure about Pensions and Other Post-Retirement Benefits, requires disclosure of the components of net periodic pension cost and the funded status of the pension plans.

The components of net periodic pension cost for all Group-sponsored defined benefit plans are as follows:

	Year ended July 31,
	UK Plans			Non-UK Plans
	2002	2001	2000	2002	2001	2000

	£m	£m	£m	£m	£m	£m

Service cost	10.5	10.4	12.6	3.4	4.0	3.4
Interest cost	20.9	19.3	20.4	6.1	4.7	4.3
Expected return on plan assets	(23.0)	(25.2)	(25.6)	(4.1)	(2.7)	(2.4)
Amortization of unrecognized transition obligation (asset)	(4.0)	(4.0)	(4.6)	0.9	1.4	1.7
Amortization of unrecognized prior service cost	–	–	–	0.2	0.2	0.1
Amortization of unrecognized net loss	4.2	1.2	1.3	0.2	0.4	(0.2)
Curtailment loss	–	–	7.1	(0.1)	–	0.2

Net periodic pension cost	8.6	1.7	11.2	6.6	8.0	7.1

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2002

The following table sets out the benefit obligation and plan assets of the UK pension plan in accordance with US GAAP:

	UK Plan as of July 31,
	2002 £m	2001 £m

Change in benefit obligation:
Benefit obligation at beginning of year	346.8	321.0
Service cost	10.5	10.4
Interest cost	20.9	19.3
Plan participants’ contribution	3.5	2.9
Actuarial loss	(13.2)	(9.3)
Transfers	–	14.0
Benefits paid	(10.8)	(11.5)

Benefit obligation at end of year	357.7	346.8

Change in plan assets:
Fair value of plan assets at beginning of year	329.2	360.8
Actual return on plan assets	(62.3)	(44.1)
Employer contribution	9.0	7.1
Plan participants’ contribution	3.5	2.9
Transfers	–	14.0
Benefits paid	(10.8)	(11.5)

Fair value of plan assets at end of year	268.6	329.2

Funded status	(89.1)	(17.6)
Unrecognized net actuarial loss	162.6	94.7
Unrecognized transition asset	(8.2)	(12.2)

Net amount recognized	65.3	64.9

Amounts recognized in the balance sheet consist of:
Prepaid pension cost	–	64.9
Accrued pension cost	(15.1)	–
Intangible asset	–	–
Accumulated other comprehensive loss	80.4	–

Net amount recognized	65.3	64.9

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2002

The following table sets out the benefit obligation and plan assets of the non-UK pension plans in accordance with US GAAP:

	Non-UK Plans of July 31,
	2002 £m	2001 £m

Change in benefit obligation:
Benefit obligation at beginning of year	101.5	75.1
Change due to remeasurement	–	0.4
Service cost	3.8	4.0
Interest cost	6.1	5.0
Actuarial (gain)/loss	(0.7)	2.3
Acquisition	(1.9)	23.5
Curtailment	(7.1)	(8.2)
Benefits paid	(4.1)	(2.4)
New entrance prior service cost	–	–
Exchange rate fluctuation	(6.0)	1.8

Benefit obligation at end of year	91.6	101.5

Change in plan assets:
Fair value of plan assets at beginning of year	53.5	32.4
Actual return on plan assets	(2.0)	0.5
Employer contribution	5.1	2.3
Acquisition	(1.9)	19.0
Benefits paid	(3.8)	(2.4)
Exchange rate fluctuation	(4.9)	1.7

Fair value of plan assets at end of year	46.0	53.5

Funded status	(45.6)	(48.0)
Unrecognized net actuarial loss	4.2	5.0
Unrecognized transition obligation	2.2	3.4
Unrecognized prior service cost	–	1.7

Net amount recognized/prepaid pension cost	(39.2)	(37.9)
Contribution after measurement date	0.6	–

Accrued pension cost	(38.6)	(37.9)

Amounts recognized in the balance sheet consist of:
Prepaid pension cost	–	–
Accrued pension cost	(44.0)	(37.9)
Intangible asset	–	–
Accumulated other comprehensive loss	5.4	–

Net amount recognized	(38.6)	(37.9)

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the plans with accumulated benefit obligations in excess of plan assets were £424.7 million, £346.9 million and £297.5 million, respectively as of July 31, 2002 (2001: £60.3 million, £55.1 million and £20.7 million).

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2002

Assumptions used to determine the pension cost for the defined benefit plans under US GAAP were as follows:

	Year ended July 31,
	UK Plans		Non-UK Plans
	2002	2001	2002	2001

Discount rate	6.00%	6.00%	6.00%	6.24%
Expected return on plan assets	7.00%	7.00%	7.35%	8.47%
Rate of compensation increase	4.50%	5.00%	4.75%	3.43%

The Group also sponsors defined contribution pension plans covering employees. Contributions are recognized as paid and amounted to approximately £12.6 million and £18.9 million during the years ended July 31, 2002 and 2001, respectively.

(iii) Deferred taxation

Following the introduction of FRS19, under UK GAAP, provision is made for deferred tax in so far as a liability or asset arose as a result of transactions that had occurred by the balance sheet date and gave rise to an obligation to pay more tax in future, or a right to pay less tax in future. An asset has not been recognized to the extent that the transfer of economic benefits in future is uncertain. Deferred tax assets and liabilities recognized have not been discounted. Provision is made for UK or foreign taxation arising on the distribution to the UK of retained profits of overseas subsidiary undertakings where dividends have been recognized as receivable.

Under US GAAP, deferred taxation is provided for on a full liability basis. Under the full liability method, deferred tax assets or liabilities are recognized for differences between the accounting and taxation basis of assets and liabilities and for tax loss carry forwards at the statutory rate at each reporting date. A valuation allowance is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2002

The tax effects of temporary differences that give rise to significant deferred tax assets and liabilities under US GAAP are as follows:

	2002	2001
	£m	£m

Deferred tax assets:
Accounts receivable	8.4	9.2
Inventory	11.8	17.0
Fixed assets	2.3	6.4
Other provision and accruals	8.9	16.0
Pensions	17.0	–
Loss carryforwards	5.0	9.0
Other	3.1	2.1

Total deferred tax assets	56.5	59.7

Deferred tax liabilities:
Inventory	(18.3)	(21.6)
Fixed assets	(17.9)	(11.6)
Goodwill and Intangible assets	(11.0)	(7.4)
Purchase volume incentive rebates	(8.3)	(8.0)
Pensions	–	(9.2)
Other	(0.5)	–

Total deferred tax liabilities	(56.0)	(57.8)

	0.5	1.9
Valuation allowance	(4.4)	(7.5)

Net deferred tax liability	(3.9)	(5.6)

Deferred taxes are classified as follows:

	2002	2001
	£m	£m

Current	2.5	12.7
Non-current	(6.4)	(18.3)

	(3.9)	(5.6)

The recognized deferred tax asset is based upon the expected future utilization of tax loss carry forwards and the reversal of other temporary differences. The tax loss carry forwards do not expire and there are no current restrictions on their utilization. For financial reporting purposes, the Group has recognized a valuation allowance for those benefits for which realization does not meet the more likely than not criteria. No provision has been made in respect of unremitted foreign earnings because they are intended to be permanently reinvested. It is not practicable to estimate the amount of additional tax that might be payable on these other foreign earnings.

(iv) Share compensation

The Company operates five share option plans: the 1984 Executive Share Option Scheme and the 1989 Executive Share Option Scheme (collectively, the “Executive Option Schemes”); the Wolseley Employees Savings Related Share Option Scheme 1981 and Wolseley Irish Sharesave Scheme 2001 (collectively, the “Employees Savings Option Schemes”); and the Wolseley Employees International Stock Appreciation Plan (the “SAP”).

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2002

Under UK GAAP, none of these option plans are considered to be compensatory and no compensation expense has been recognized. Under US GAAP, stock based compensation can be accounted for based on either (i) the intrinsic value of the stock award on the date of the grant, following Accounting Principles Board Opinion (“APB”) 25, Accounting for Stock Issued to Employees; or (ii) the fair value of the award on the date of grant following SFAS 123, Accounting for Stock-Based Compensation. The Group has elected to use the intrinsic value method of accounting in accordance with APB 25. Under APB 25, compensation expense is measured as the difference between the exercise price and the quoted market price of the stock at the measurement date (the date when both the exercise price and the number of shares of stock are known).

Under US GAAP, the Executive Option Schemes are classified as variable plans since the ultimate compensation cost is unknown until the performance criteria are met. The SAP is also treated as a variable plan since the number of shares or cash to be received by the employees is indeterminate at the date of grant. The Employees Savings Option Schemes are treated as fixed plans where the measurement date for compensation cost is the date of grant. Awards granted under the Executive Option Schemes vest over a period of three years. Awards granted under the Employee Savings Option Schemes vest over periods ranging from three to seven years. Awards granted under the SAP vest over a period of five years.

	Year ended July 31,
	2002		2001
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
	000’s		£000’s	£

Executive Share Option Schemes
Outstanding as of August 1	5,101	4.02	5,277	4.11
Granted	2,390	4.67	1,618	3.87
Exercised	(1,200)	4.04	(1,001)	3.88
Surrendered or expired	–	–	(793)	4.46

Outstanding as of July 31	6,291	4.28	5,101	4.02

Exercisable as of July 31	1,642	4.20	2,037	4.23

Weighted average fair value of options granted during the year		1.45		1.06

Employees Savings Option Schemes and SAP
Outstanding as of August 1	12,934	3.43	11,248	3.30
Granted	1,205	5.77	3,553	3.68
Exercised	(468)	3.64	(468)	3.36
Surrendered or expired	(1,990)	3.44	(1,399)	3.06

Outstanding as of July 31	11,681	3.65	12,934	3.43

Exercisable as of July 31	52	3.21	31	3.71

Weighted average fair value of options granted during the year		2.33		1.27

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2002

Share options outstanding and exercisable at July 31, 2002 are as follows:

	Options Outstanding			Options Exercisable
	Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Range of exercise prices	000’s	Years		£000’s	£

£1.51 – £2.50	38	0.30	2.21	38	2.21
£2.51 – £3.50	7,361	5.62	3.23	147	2.97
£3.51 – £4.50	5,906	6.52	3.82	888	3.93
£4.51 – £5.50	3,491	8.44	4.69	619	4.73
£5.51 – £ 6.50	1,176	3.02	5.77	–	5.62

£1.51 – £6.50	17,972	6.28	3.87	1,692	3.56

If the Group had implemented SFAS 123, the pro forma effect on the Group’s net income and earnings per share would be as follows:

	Year Ended July 31,
	2002		2001
	£m		£m

Net income:
As reported	243.9		173.4
Pro forma	244.3		175.2
Basic net income per share:
As reported	42.26	p	30.14	p
Pro forma	42.33	p	30.45	p
Diluted net income per share:
As reported	41.84	p	30.09	p
Pro forma	41.91	p	30.40	p

The fair value of options at date of grant was estimated using the Black-Scholes model. The following weighted average assumptions were used:

	Executive Share Options		Employee Share Options
	2002	2001	2002	2001

Risk free interest rate	4.5%	5.3%	4.5%	5.3%
Expected dividend yield	3.3%	4.1%	3.3%	4.1%
Expected volatility	40.0%	36.0%	40.0%	36.0%
Expected life	5 years	5 years	3-7 years	3-7 years

(v) Capitalized interest

Under UK GAAP, the Group does not capitalize interest on specific or general borrowings to finance the construction of certain tangible fixed assets. Under US GAAP, this interest is capitalized. The amount of interest capitalized is based on a weighted average method considering the general borrowings outstanding during the period.

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2002

(vi) Ordinary dividends

Under UK GAAP, ordinary dividends proposed are provided for in the year in respect of which they are recommended by the board of directors although approval of the final dividend will not take place until the Company’s annual general meeting subsequent to the year-end. Under US GAAP, such dividends are provided for in the year in which they are declared and approved by the board of directors.

(vii) Derivative Instruments and Hedging Activities

Under UK GAAP, derivative financial instruments that reduce exposures on anticipated future transactions may be accounted for using hedge accounting. Under US GAAP all derivatives are recorded at fair value. If certain conditions and criteria set out in FAS 133 “Accounting for Derivative Instruments and Hedging Activities” are met, hedge accounting would apply. Wolseley has designated its derivative financial instruments as qualifying hedge instruments under US GAAP and as such, these instruments are carried at fair value with valuation adjustments recorded through other comprehensive income.

(viii) Presentation of earnings per share

Basic net income per share is computed by dividing net income by the weighted average number of ordinary shares outstanding. Diluted net income per share is computed by dividing net income by the weighted average number of ordinary shares and potentially dilutive ordinary shares, which includes the dilutive effect of stock options. Dilutive potential ordinary shares for all periods presented are computed utilizing the treasury stock method.

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2002

(ix) Other disclosures required by US GAAP

Statement of Cash Flows

Under UK GAAP, the Cash Flow Statements are presented in accordance with FRS 1, as revised, Cash Flow Statements and under US GAAP in accordance with SFAS 95, Statement of Cash Flows. Under UK GAAP, cash flows are classified under operating activities, return on investment and servicing of finance, tax paid, capital expenditure and financial investments, acquisitions and disposals, equity dividends paid, management of liquidity resource and financing. Under US GAAP, cash flows are classified under operating activities, investing activities and financing activities. Under UK GAAP, cash is defined as cash in hand and deposits repayable on demand, less overdrafts repayable on demand, and does not include the effect of exchange rates. Under US GAAP, cash and cash equivalents are defined as cash accounts and all investments purchased with original maturities of three months or less. The statement below shows the adjustments to be made to the UK GAAP cash flow statement to com ply with US GAAP:

		Year ended July 31,
	Note	2002	2001
		£m	£m

Net cash flow from operating activities	27	584.1	518.0
Interest paid	28	(65.7)	(66.8)
Interest received	28	43.9	30.7
Interest element of finance lease	28	(0.7)	(0.8)
Tax paid		(119.6)	(90.9)

Net cash from operating activities under US GAAP		442.0	390.2

Capital expenditure	28	(96.8)	(108.8)
Financial investment	28	1.4	(6.0)
Acquisition	25	(169.9)	(400.6)
Disposal	26	8.2	13.0

Net cash from investing activities under US GAAP		(257.1)	(502.4)

Issue of ordinary share capital	28	7.6	5.5
Deposit over three months		–	(5.1)
Debt due after one year	28	(104.2)	253.6
Finance lease	28	(2.2)	(5.1)
Overdraft	29	(5.7)	64.9
Dividend paid		(100.1)	(90.8)

Net cash from financing activities under US GAAP		(204.6)	223.0

Effect of exchange rates on cash	29	(19.6)	(0.3)

Net decrease in cash and cash equivalents		(39.3)	110.5
Cash and cash equivalents at the beginning of the year		215.3	104.8

Cash and cash equivalents at the end of the year		176.0	215.3

Cash and cash equivalents are:
Cash at bank in and hand		176.0	215.3
Deposits with original maturities of three months or less		–	–

		176.0	215.3

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2002

Inventory

Inventories are valued at the lower of cost and net realizable value. Cost is calculated on a first in first out basis. Net realizable value is the estimated market value less selling costs.

Allowance for doubtful accounts

The Group maintains allowances for doubtful accounts, which are included in debtors in the accompanying consolidated balance sheets. Allowances for doubtful accounts amounted to £35.9 million and £33.3 million at July 31, 2002 and 2001, respectively. Bad debt expense of £22.0 million and £13.9 million was charged during the year ended July 31, 2002 and 2001, respectively.

Total assets and total liabilities

US GAAP requires that total assets and total liabilities be disclosed. Total assets and total liabilities under UK GAAP are shown below.

	2002	2001
	£m	£m

Total assets	3,894.0	3,995.8

Total liabilities	2,294.1	2,499.4

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Acquisitions

During the years ended July 31, 2002, 2001 and 2000, the Group acquired several companies. These acquisitions are discussed in Note 23. The results of operations of these acquired businesses have been included in the accompanying Consolidated Financial Statements from their relative dates of acquisition. Acquisitions completed during fiscal 2002 resulted in goodwill of £64.0 million and intangible assets totalling £18.3 million. Intangible assets are comprised of covenants not to compete, trademarks, customer contracts and supply and distribution agreements.

No amortization has been recognized in respect of goodwill arising on acquisitions completed during fiscal 2002.

Intangible assets are being amortized over their useful lives which range from one to seven years. Amortization recognized during 2002 in respect of these intangibles was £8.8 million.

The following unaudited pro-forma information presents the results of operations of the Group under UK GAAP as if the fiscal 2002 acquisitions had occurred on August 1, 2000 and the fiscal 2001 and 2000 acquisitions had occurred on August 1, 1999.

Pro Forma Information (unaudited)	Year ended July 31,
	2002		2001		2000
	(unaudited	)	(unaudited	)	(unaudited	)

Sales (£m)	8,218.1		8,310.1		7,754.1
Net income (£m)	251.3		216.9		210.8
Basic earnings per share	43.55p		37.70p		36.70p
Diluted earnings per share	43.11p		37.64p		36.66p

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2002

The unaudited pro-forma information has been prepared for comparative purposes only and includes certain adjustments, such as amortization expense and interest expense related to the acquisitions. The pro forma results do not necessarily represent the results of operations that would have occurred if the acquisitions had been effective at the beginning of fiscal 2001 and 2000, nor are they necessarily indicative of future results.

Exceptional items

Under US GAAP, none of the charges recorded as exceptional items under UK GAAP qualify as extraordinary charges. Accordingly, all expenses recorded for the year ended July 31, 2000 would be included in operating income determined under US GAAP.

Discontinued operations

Under UK GAAP, amounts recorded as discontinued operations relate to manufacturing operations. Under US GAAP, none of these amounts qualify as discontinued operations. Accordingly, operating profit of discontinued operations separately recorded for the years ended July 31, 2001, 2000 and 1999 would be included within operating income determined under US GAAP.

Operating Profit

The following table reconciles operating profit under UK GAAP to US GAAP.

	Year ended July 31,
	2002	2001	2000
	£m	£m	£m

Operating profit under UK GAAP	437.2	396.4	373.2
Exceptional loss on disposal of operations	–	(70.0)	(42.6)
US GAAP adjustments, excluding capitalized interest and taxes	(36.5)	(6.6)	5.6

Operating profit under US GAAP	400.7	319.8	336.2

Taxation

Under US GAAP a reconciliation is required of the reported amount of total income tax expense attributable to continuing operations and the amount of income tax that would result from applying statutory tax rates to pretax income from continuing operations. Under UK GAAP this reconciliation only includes current tax expense. A reconciliation prepared in accordance with US GAAP of the UK statutory tax rate and the actual tax rate is as follows:

	2002	2001	2000
	%	%	%
			(Restated)

Corporation tax at UK statutory rate	30.0	30.0	30.0
Foreign tax rate differences	7.1	6.1	6.9
Permanent differences	(6.1)	(0.4)	(2.3)
Other	(1.2)	0.7	2.2

Effective tax rate	29.8	36.4	36.8

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 200

Debt

US GAAP requires disclosure of the maturity of long-term debt in each of the five years following the end of the financial year. The following is a summary of the Group’s debt maturity as of July 31, 2002:

Due in the year ending July 31:	£m

2004	55.2
2005	77.5
2006	5.1
2007	323.1
Thereafter	46.7

Total	507.6

The weighted average interest paid on debt was as follows:

	Year Ended July 31,
	2002	2001
	%	%

US Industrial Revenue Bonds	2.53	5.36
Revolving credit facility	2.88	5.97
Term loans	3.05	5.98

The Group has given certain covenants to banks in connection with credit facilities totalling £662 million. They relate mainly to maintaining a level of tangible net worth, total borrowings and interest cover. The Group was in compliance with all debt covenants as of July 31, 2002.

Capital and operating lease commitments

The Group leases property, buildings and plant, machinery and equipment under capital and operating lease agreements, which are subject to various renewal options and escalation clauses. The following is a summary as of July 31, 2002 of the future minimum lease payments under these agreements:

	Capital leases	Operating leases
Year ending July 31:	£m	£m

2002	5.6	95.5
2003	5.6	79.1
2004	0.1	63.8
2005	–	50.2
2006	–	42.1
Thereafter	–	193.8

Total minimum lease payments	11.3	524.5

Less interest element	(0.8)

Present value of net minimum lease payments	10.5

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2002

Principal Subsidiaries

Name	Country of Incorporation or Registration

Ferguson Enterprises Inc.	United States
Carolina Holdings Inc. (d/b/a Stock Building Supply)	United States
Familian Northwest Inc.	United States
Westburne Supply Inc.	United States
Wolseley Centers Limited	United Kingdom
Brossette SA	France
Westburne Wolseley Canada	Canada
ÖAG Handelsbeteiligungs AG	Austria
Cesaro Spol sro	Czech Republic
Mart kft	Hungary
Manzardo SpA	Italy
Comptoir des Fers et Metaux SA	Luxembourg
Heatmerchants Limited	Republic of Ireland
Electro-Oil International AS	Denmark
Wasco Holding B.V.

Principal subsidiaries are all wholly owned and operate mainly in the countries of incorporation or registration as stated above.

Acquisitions completed during the year

Name	Date	Country of Incorporation

Pacific Poly-Pipe Products	August 2001	Canada
Evergreen Wholesale Lumber, Inc.	October 2001	USA
Gobled	November 2001	France
Wilson Brothers Inc.	December 2001	USA
Quoirin	January 2002	France
Motherwell Industrial Plastics	January 2002	UK
Clayton Group Inc.	April 2002	USA
Brock Engineering Manufacturing Inc.	April 2002	Canada
O’Rourke Plumbing Supplies	April 2002	UK
Sumner & Dunbar	May 2002	USA
Tahoe Truckee	May 2002	USA
Fusionex	June 2002	Canada
Wasco Holding B.V.	July 2002	Netherlands
Capper Plastics	July 2002	UK

Back to Contents

EXHIBIT INDEX

Exhibit No.	Description
4.2	Service Agreement dated September 25, 2002 between Andrew Hutton and Wolseley plc.
4.3	Service Agreement dated September 25, 2002 between Stephen Webster and Wolseley plc.
10.1	PricewaterhouseCoopers consent, dated December 20, 2002.