Form 20-F
period 2003-07-31
WOLSELEY PLC
filed 2003-11-21
CIK 1139313

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED JULY 31, 2003

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-15186
WOLSELEY plc
(Exact Name of Registrant as Specified in its Charter)

England and Wales
(Jurisdiction of Incorporation or Organization)
Parkview 1220
Arlington Business Park
Theale
Reading, Berkshire, RG7 4GA, United Kingdom
(Address of Principal Executive Offices)

Securities Registered or to be Registered Pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange
American Depositary Shares, evidenced by American Depositary Receipts, each representing five (5) Ordinary Shares	New York Stock Exchange

Ordinary Shares of 25p each*	New York Stock Exchange

*	Listed, not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities Registered or to be Registered Pursuant to Section 12(g) of the Act:
None
Securities for Which There is a Reporting Obligation Pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of October 31, 2003.

Ordinary Shares of 25p each              581,005,862*

*	Includes American Depositary Shares representing Ordinary Shares.

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

The consolidated financial statements of Wolseley appearing in this Annual Report (the “Consolidated Financial Statements”) are presented in pounds sterling and are prepared in accordance with accounting principles generally accepted in the United Kingdom (“UK”) (“UK GAAP”). UK GAAP differs in certain respects from accounting principles generally accepted in the United States (“US”) (“US GAAP”). The significant differences between UK GAAP and US GAAP relevant to Wolseley are on page F-43 of the Consolidated Financial Statements.

This Annual Report contains amounts in British pounds sterling (“£”) or pence (“p”) (1p is equivalent to 1/100 of £1). For information on exchange rates between British pounds sterling and US dollars (“US dollars” or “$”) or cents (“¢”), see “Item 3 – Key Information – British Pounds Sterling Exchange Rate Information” on page 6. As of October 31, 2003, the exchange rate between the US dollar and British pound was $1.6956 per £1.00.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This Annual Report contains forward-looking statements. The Company desires to take advantage of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995 and is including this statement for the express purpose of availing itself of the protections of the safe harbor with respect to all forward-looking statements. Several important factors, in addition to the specific factors discussed in connection with such forward-looking statements individually, could affect Wolseley’s future results and could cause those results to differ materially from those expressed in the forward-looking statements contained in this Annual Report.

These forward-looking statements may generally, but not always, be identified by the use of words such as “will”, “expects”, “is expected to”, “should”, “may”, “is likely to”, “intends”, “believes” or similar expressions. Statements, other than statements of historical fact, included in this Annual Report including, without limitation, the statements under “Key Information,” “Information on the Group,” “Operating and Financial Review and Prospects” and “Quantitative and Qualitative Disclosures about Market Risk” are, or may be deemed to be, forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended (the “Exchange Act”). By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and are outside Wolseley’s control. Important factors that could cause actual results to differ materially from those discussed in such forward-looking statements (“Cautionary Statements”) include, but are not limited to, changes in economic conditions, including in particular the general strength or weakness of the plumbing and heating and building materials industries in North America and Europe, in both the private (residential and commercial) and public sectors; risks related to Wolseley’s growth strategy; fluctuations in product pricing; Wolseley’s ability to manage its growth; actions of competitors; risks related to Wolseley’s international operations; Wolseley’s ability to identify and successfully integrate acquisitions and realize synergies from acquired companies; Wolseley’s ability to finance acquisitions; changes in government regulations in countries in which Wolseley has operations; Wolseley’s ability to retain and attract personnel; continued development of e-business distribution alternatives; changes in exchange rates and other factors discussed elsewhere in this Annual Report. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on behalf of the Company are expressly qualified in their entirety by such Cautionary Statements. In addition to factors set forth elsewhere in this report, the factors set forth above are important factors, although not exhaustive, that may cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

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

Back to Contents

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

The selected financial data set forth below for, and as of the end of, the five fiscal years ended July 31, 2003, 2002, 2001, 2000 and 1999 are derived from the Consolidated Financial Statements included elsewhere in this Annual Report or previously published (and, in the case of the years ended July 31, 1999 and 2000, restated to reflect the adoption in the UK of a new accounting standard for deferred taxation). These selected financial data are qualified in their entirety by reference to, and should be read in conjunction with, the Consolidated Financial Statements and “Operating and Financial Review and Prospects” included in Item 5 of this Annual Report.

The Company’s Consolidated Financial Statements are prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP. Reconciliations to US GAAP are set forth on page F-43 of the Consolidated Financial Statements.

Back to Contents

	Year Ended July 31,

	2003		2002		2001		2000 (Restated)		1999 (Restated)
	£m		£m		£m		£m		£m

	(Amounts in millions, except per share amounts)
Amounts in accordance with UK GAAP
Consolidated Profit and Loss Account Data
Turnover (Sales)	8,221.0		7,967.6		7,194.9		6,403.4		5,505.0
Operating profit	443.0		437.2		396.4		373.2		313.1
Exceptional loss on disposal of operations (2)	–		–		(70.0)		(42.6)		(3.1)
Profit on ordinary activities before interest	443.0		437.2		326.4		330.6		310.0
Net interest payable	(17.0)		(26.5)		(35.2)		(28.3)		(3.6)
Profit on ordinary activities before tax	426.0		410.7		291.2		302.3		306.4
Taxation (3) (4)	(127.6)		(122.5)		(106.1)		(111.1)		(105.8)
Profit on ordinary activities after tax	298.4		288.2		185.1		191.2		200.6
Minority interests	–		–		–		(0.4)		(0.5)
Profit accruing to ordinary capital	298.4		288.2		185.1		190.8		200.1
Basic earnings per share	51.53	p	49.96	p	32.17	p	33.24	p	34.90	p
Dividends, net per share	21.20	p	18.90	p	16.90	p	15.35	p	13.75	p
Other Data
Exceptional items (1)	–		–		–		–		(11.6)
Goodwill amortization	(29.9)		(26.7)		(17.8)		(12.5)		(5.5)
Consolidated Balance Sheet Data
Total assets (fixed assets plus current assets)	4,886.4		3,894.0		3,995.8		3,248.9		2,813.2
Net assets	1,774.2		1,599.9		1,496.4		1,324.7		1,097.6
Share capital	145.2		144.5		144.1		143.7		143.5
Number of shares in issue at period end	580.7		577.9		576.3		574.8		574.0
Amounts in accordance with US GAAP (5)
Net income (6)	310.6		243.9		173.4		191.9		175.0
Basic earnings per share	53.64	p	42.26	p	30.14	p	33.41	p	30.53	p
Diluted earnings per share	53.21	p	41.84	p	30.09	p	33.38	p	30.48	p
Total assets	5,136.4		4,092.7		4,223.0		3,511.5		3,167.2
Shareholders’ funds	2,047.0		1,851.5		1,841.0		1,704.9		1,551.6

(1)
The 1999 exceptional charge of £11.6 million relates to the integration of the acquisitions of Hall & Co, British Fittings Group Plc and Porcher Distribution in the European Distribution segment. These costs primarily related to workforce rationalization and systems integration.

(2)
The exceptional loss on disposals for the years ended July 31, 2001 and July 31, 2000 relates to the disposal of the Group’s manufacturing businesses. The exceptional loss on disposal in the year ended July 31, 1999 relates to the sale of non-core subsidiaries.

(3)	Taxation includes an exceptional credit in the year ended July 31, 2000 of £6.0 million relating to the disposal of a subsidiary in 1998.
(4)
Following the adoption in the UK of a new accounting standard for deferred taxation, the balance sheet as of July 31, 2000 and 1999 and the results for each of the two years in the period ended July 31, 2000 have been restated. This has no impact on the earnings under US GAAP.

(5)	See Note 41 of the Consolidated Financial Statements for a description of significant differences between UK GAAP and US GAAP.
(6)
Following the adoption of the new US accounting standards for business combinations and goodwill, goodwill on acquisitions completed since July 1, 2001 has not been amortized. Goodwill amortization included in the determination of net income under US GAAP in the years ended July 31, 2002, 2001, 2000 and 1999 was £46.0 million, £38.3 million, £34.0 million and £29.9 million, respectively. From August 1, 2002 goodwill has ceased to be amortized under US GAAP.

Back to Contents

British Pounds Sterling Exchange Rate Information

The following tables set forth, for the periods indicated, period ends, average, high and low exchange rates between British pounds sterling and US dollars based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on the date of the information so translated (expressed in US dollars per pound sterling). These rates are provided solely for the reader’s convenience and are not necessarily the exchange rates (if any) used by the Company in the preparation of the Consolidated Financial Statements included elsewhere in this Annual Report.

		US Dollars per British Pounds Sterling Exchange Rate
Month		High	Low

February	2003	1.6480	1.5727
March	2003	1.6129	1.5624
April	2003	1.6000	1.5500
May	2003	1.6484	1.5930
June	2003	1.6840	1.6278
July	2003	1.6718	1.5867
August	2003	1.6170	1.5728
September	2003	1.6642	1.5732
October	2003	1.7025	1.6598

Company fiscal year ended July 31,	US Dollars per British Pounds Sterling Average of the Noon Buying Rate on the Last Business Day of Each Full Month

1999	1.6359
2000	1.5811
2001	1.4418
2002	1.4594
2003	1.5915

On October 31, 2003, the most recent practicable date for this report, the Noon Buying Rate was $1.6956 = £1.00 (consequently, $1.00 = £0.59 at this rate).

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

Back to Contents

D.	Risk Factors Relating to Wolseley’s Industry and Business

You should carefully consider the risk factors discussed below, as well as all other information included in this Annual Report. Wolseley’s business, financial condition and results of operations could be materially adversely affected by any or all of these risks.

Wolseley is subject to inherent risks of the commercial and residential construction and building materials industries.

Many of Wolseley’s products are distributed to professional contractors in connection with commercial, industrial and residential construction projects. The level of activity in residential construction markets depends on many factors Wolseley cannot control. These include general economic conditions, mortgage and other interest rates, inflation, unemployment, demographic trends, gross domestic product growth and consumer confidence in each of the countries and markets in which Wolseley operates. Historically, both new housing starts and residential remodeling decrease in slow economic periods. The level of activity in the commercial and industrial construction market depends largely on vacancy rates and general economic conditions. Because residential and commercial and industrial construction markets are sensitive to changes in the economy, downturns (or lack of substantial improvement) in the economy in any of Wolseley’s geographic markets could adversely affect Wolseley’s business, financial condition and results of operations. The US economy, for example, has continued to be subdued following the events of September 11, 2001. In addition, the market in continental Europe, which accounted for approximately 13% of Wolseley’s sales in the year ended July 31, 2003, which had softened in the last quarter of Wolseley’s fiscal year ended July 31, 2001 and which did not show signs of improvement during fiscal 2002, continued to be subdued during fiscal year 2003. To the extent soft market conditions in continental Europe persist for an extended period of time, Wolseley’s business, financial condition and results of operations may be adversely affected. In addition, the commercial and residential construction and building materials industries may be affected by weather conditions. Because of these factors, there may be fluctuations in Wolseley’s operating results and the results for any period may not be indicative of results for any future period.

There are risks related to Wolseley’s operating and growth strategies.

A key element of Wolseley’s strategy is to increase the profitability and revenues of its organic businesses as well as that of the businesses it acquires. Although Wolseley has been implementing this strategy over the past several years, it cannot provide assurances that it will continue to be able to do so successfully. There are risks related to the ability of Wolseley to organically grow businesses, such as those below, and it may not be possible to complete the number of acquisitions at the same rate that it has done so in the past. Another key component of Wolseley’s strategy is to operate its businesses on a decentralized basis, with local management being responsible for day-to-day operations, profitability and the organic growth of the individual business. As a result, Wolseley’s overall profitability could be adversely affected if it is unable to maintain the efficiencies of operating in this decentralized manner.

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

Back to Contents

Fluctuating product prices and unexpected product shortages may impair Wolseley’s operating results.

The market price of lumber, gypsum, stainless steel, aluminum, copper, nickel alloys, plastic and other products (or commodities used in such products) distributed by Wolseley can fluctuate quickly and significantly. These fluctuations may adversely affect Wolseley’s results of operations. For example, the average price for framing lumber, a significant product for Wolseley’s US Building Materials Distribution segment, reached a seven year low in January 2001 and while lumber prices recovered subsequent to January 2001, the average lumber price for the fiscal year ended July 31, 2001 as a whole was 15.9% below that of the previous fiscal year. Lower lumber prices had the effect of reducing sales and profitability of that segment during the 2001 fiscal year. For 2002 the average price was virtually unchanged from that of 2001 but again saw significant fluctuation within the year. Since August 1, 2002 the price continued to fall and only began to show a small recovery during June and July 2003. The average lumber price for 2003 was 8.3% lower than 2002 and 8.3% lower than 2001. For additional information on the effect of lumber prices, see “Item 4 – Information on the Group – Business Overview – Raw Materials and Commodities” on page 20.

Wolseley distributes plumbing and heating materials and building supplies, including lumber, from a wide variety of manufacturers and suppliers. None accounted for more than 5% of the Group’s total material and supply purchases during the 2003 fiscal year. Despite this diversified base, Wolseley may still experience shortages as a result of unexpected demand or production difficulties. If Wolseley is unable to obtain sufficient products from manufacturers and suppliers, there could be a short-term material adverse effect on our business.

Wolseley’s business growth could outpace the capability of its management and systems.

Wolseley expects to grow both organically and through acquisitions. Wolseley expects to expend significant time and effort in evaluating, completing and integrating acquisitions and opening new facilities. Wolseley cannot be certain that its existing systems will be adequate to support its expanding operations and acquisitions without the need to spend additional resources to extend capacity and upgrade as necessary. Any future growth also will impose significant additional responsibilities on Wolseley’s senior management and executive officers. Wolseley’s success will also depend on recruiting new senior level managers and officers which it may or may not be able to recruit and retain. To the extent Wolseley cannot accomplish these matters, its business, financial condition and results of operations could be materially and adversely affected.

Wolseley may lose business to competitors and otherwise be unable to compete favorably in its industries.

The plumbing and heating and building materials industries in most of the countries in which Wolseley operates are fragmented. The principal competitive factors are availability of materials and supplies, pricing of products, customer service, availability of credit, technical product knowledge with respect to application and usage, and advisory and other service capabilities. Wolseley’s competition varies by product line, type of customer and geographic market. Wolseley competes with many local, regional, and, in several markets and product categories, other national distributors and product manufacturers. Wolseley, to a much more limited extent, also competes with the large home center chains, such as The Home Depot and Lowe’s in the US, for business from professional contractors. Wolseley cannot be sure that competition from such large home center chains will not, in the future, include greater competition for the business of professional contractors. Several of the companies that compete with Wolseley may have substantially greater financial and other resources. No assurance can be given that Wolseley will be able to respond effectively to such competitive pressures. Increased competition by existing and future competitors could result in reductions in sales, prices, volumes and gross margins that could materially adversely affect Wolseley’s business, financial condition and results of operations. Furthermore, Wolseley’s success will depend, in part, on its ability to gain market share from competitors.

Wolseley is subject to risks related to its international operations.

Wolseley has its principal operations in the US, Canada and Europe and plans to continue to expand in each area. Accordingly, Wolseley is subject to specific risks of conducting business in these geographic regions. For example:

–
Wolseley may have difficulty managing and administering an internationally dispersed business. In particular, the management of Wolseley’s personnel across offices in 12 countries can present logistical and management challenges. Additionally, international operations present challenges related to operating under different business cultures and languages;

–	fluctuations in currency exchange rates may negatively affect Wolseley’s operating results and its financial position;

Back to Contents

–	economic or political instability in some international markets may adversely affect Wolseley’s businesses in those regions;

–	Wolseley may have to comply with unexpected changes in foreign laws and regulatory requirements with which it may not be familiar;

–	export controls or other regulatory restrictions could prevent Wolseley from shipping its products into and from some markets;

–
Wolseley may not be able to adequately protect its trademarks and other intellectual property overseas due to uncertainty of laws and enforcement in a number of countries relating to the protection of intellectual property rights; and

–	changes in tax regulation and international tax treaties could significantly reduce the financial performance of Wolseley’s foreign operations.

Wolseley’s success may be limited by its inability to identify and successfully integrate acquisitions.

Wolseley intends to continue to grow by acquiring additional plumbing and heating, building materials and complementary distribution businesses. Competition for these acquisitions may limit the number of acquisitions and lead to higher acquisition prices. There can be no assurance that Wolseley will be able to identify, acquire or manage profitably additional businesses or to successfully integrate any acquired businesses into Wolseley without substantial costs, delays or other operational or financial problems. Acquisitions also involve a number of special risks, including possible lower margins, failure to achieve expected results, diversion of management’s attention, failure to retain key personnel of the acquired business and risks associated with unanticipated events or liabilities, any of which could have a material adverse effect on Wolseley’s business, financial condition and results of operations.

Wolseley may not have access to sufficient funding to finance future acquisitions.

If Wolseley cannot secure acceptable financing, it may be unable to pursue its acquisition and growth strategies successfully. Wolseley cannot predict the timing, size and success of its acquisitions or the capital it will need for those efforts. Using cash for acquisitions could limit Wolseley’s financial flexibility and increases the likelihood that Wolseley will need to seek additional capital through future debt or equity financings. Additional debt may include financial covenants limiting Wolseley’s operational and financial flexibility. Ordinary Shares may be used as a component of the consideration for future acquisitions. Issuances of Ordinary Shares for acquisitions or additional equity financing may dilute the ownership interests of the Company’s shareholders, including holders of American Depositary Receipts (or “ADRs”). If the Company’s Ordinary Shares do not maintain a sufficient market value or potential acquisition candidates are unwilling to accept Ordinary Shares, Wolseley may be required to use more of its cash resources to pursue its acquisition program. Wolseley cannot provide assurances that additional debt or equity financing will be available on acceptable terms.

Wolseley may be adversely affected by governmental regulations.

Wolseley’s operations are affected by various statutes, regulations and laws in the countries and markets in which it operates. While Wolseley is not engaged in a “regulated” industry, it is subject to various laws applicable to businesses generally, including laws affecting land usage, zoning, environmental, health and safety, labor and employment practices, competition and other matters. In addition, building codes may affect the products Wolseley’s customers are allowed to use, and consequently, changes in building codes may affect the saleability of some Wolseley products. Wolseley cannot predict whether future developments in laws and regulations concerning its businesses will affect its earnings or cash flow in a materially adverse manner or whether its operating units will be successful in meeting future demands of regulatory agencies in a manner which will not materially adversely affect Wolseley’s business, financial condition or results of operations.

An important element of Wolseley’s strategy is the continued development of e-commerce opportunities to promote organic growth. Wolseley’s efforts in this area are subject to regulations in Europe relating to the Internet, including a European Union directive aimed at protecting Internet user privacy. This directive codifies major aspects of personal privacy protections and obligates companies such as Wolseley that process e-commerce data to comply with the lawful handling of such data. The US continues to contemplate enactment of legislation in this area, although no significant changes have yet been implemented. Further regulation of the Internet both in Europe and the US could have a material adverse effect on the growth of e-commerce generally and may adversely affect

Back to Contents

the development of Wolseley’s e-commerce opportunities. See “Item 4 – Information on the Group – Business Overview – Organic Growth – e-Business” for additional information on Wolseley’s e-commerce strategy.

The departure of key personnel could disrupt Wolseley’s business.

Wolseley depends on the efforts of its executive officers and often on senior management of the businesses it acquires and customarily negotiates employment agreements and agreements not to compete with key personnel of companies it acquires in order to maintain key customer relationships and manage the transition of the acquired business. The loss of key personnel, or the inability to hire and retain qualified replacements, could adversely affect Wolseley’s business, financial condition and results of operations.

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

Collective bargaining agreements, work stoppages and other labor relations matters may have an adverse effect on Wolseley.

A small proportion of Wolseley’s employees are covered by collective bargaining or other similar labor agreements. Historically, the effects of collective bargaining and other similar labor agreements on the Group have not been significant. Any inability by Wolseley to negotiate acceptable new contracts with these unions could cause strikes or other work stoppages, and new contracts could result in increased operating costs. If any such strikes or other work stoppages occur, or if other employees become represented by a union, Wolseley could experience a disruption of its operations and higher labor costs. Labor relations matters affecting Wolseley’s suppliers of products and services could also adversely affect Wolseley’s business from time to time.

The development of the Internet, e-business and other alternatives to customary distribution channels could have an adverse effect on Wolseley’s operating results and its business.

The continued development of the Internet, e-businesses and other alternatives that allow customers to purchase directly from manufacturers or other suppliers goods which are normally obtained from Wolseley could result in decreases in sales and profit margins. One element of Wolseley’s business strategy is to use Internet technology to improve service to customers and thereby help to increase profitability. Wolseley is investing across the Group in e-business opportunities to facilitate building customer relationships and developing transactional Internet sites and supply chain management. To the extent these efforts are unsuccessful, our operating results and our business as a whole could be negatively affected.

Investors may be subject to both United States and United Kingdom taxes.

Investors are strongly urged to consult with their tax advisers concerning the consequences of investing in the Company by purchasing ADRs. The Company’s ADRs are traded in the US, but the Company is organized under the laws of England and Wales. A US holder of the Company’s ADRs will be treated as the owner of the underlying Ordinary Shares for the purposes of US and UK tax laws. Therefore, US federal, state and local tax laws and UK tax laws will apply to the ownership of the Company’s ADRs and the underlying Ordinary Shares. Tax laws of other jurisdictions may also apply. For a more detailed discussion of tax issues with respect to the ADRs, see “Item 10 – Additional Information – Taxation” on page 62.

The price of the Company’s ADRs may be subject to foreign exchange fluctuations.

Fluctuations in the exchange rate between the British pound sterling and the US dollar could have an adverse effect on the market price of our ADRs. See “– British Pounds Sterling Exchange Rate Information” for a discussion of exchange rates.

Voting rights with respect to the ADRs are limited by the terms of the Deposit Agreement.

ADR holders may exercise voting rights with respect to the Ordinary Shares represented by ADRs only in accordance with the provisions of the Deposit Agreement (as defined on page 55) relating to the ADRs. There are no provisions under English law or under the Company’s Memorandum and Articles of Association that limit ADR holders’ ability to exercise their voting rights through the Depositary (as defined in Item 9 – The Offer and Listing, paragraph C – Markets) with respect to the underlying Ordinary Shares. However, there are practical limitations

Back to Contents

upon the ability of ADR holders to exercise their voting rights due to the additional procedural steps involved in communicating with such holders. For example, the Company’s Memorandum and Articles of Association require the Company to notify its shareholders at least 21 days in advance of any annual or other general meeting. The Company’s ordinary shareholders will receive notice directly from the Company and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy.

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

To exercise their voting rights, ADR holders must then instruct the Depositary how to vote their shares. Because of this extra procedural step involving the Depositary, the process for exercising voting rights will take longer for ADR holders than for holders of Ordinary Shares. ADRs for which the Depositary does not receive timely voting instructions will not be voted at any meeting. ADR holders are only able to exercise voting rights through the Depositary as described in this Annual Report.

Limitations Relating to Dividend and Other Distribution Rights of ADR Holders.

ADR holders are entitled to receive dividends and cash distributions paid by the Company in proportion to the number of Ordinary Shares their ADRs represent. The Depositary will convert cash dividends and other cash distributions into US dollars for distribution to ADR holders, to the extent such cash dividends and distributions are declared in British pounds sterling. Periodically, the Depositary may be unable to convert the foreign currency into US dollars, in which case the Deposit Agreement permits the Depositary, among other things, to hold on to such foreign currency it cannot convert for the account of ADR holders who have not been paid. Consequently, ADR holders may be delayed in receiving their dividend payments and other cash distributions. Additionally, if the exchange rate fluctuates during the time when the Depositary cannot convert the foreign currency, ADR holders may lose some or all of the value of the distribution or alternatively receive a greater US dollar amount than would have been received had the conversion been effected at exchange rates prevailing during that period.

The Company may, from time to time, distribute rights to its shareholders, including rights to acquire securities under the Deposit Agreement relating to ADRs. The Depositary will not offer rights to ADR holders unless both the rights and the securities to which such rights relate are either exempt from registration under the US Securities Act of 1933, as amended (the “Securities Act”) or are registered under the Securities Act. However, the Company is under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. Accordingly, ADR holders may be unable to participate in rights offerings by the Company and may experience dilution of their holdings as a result.

ADR holders’ rights will be governed by English law and differ from the rights of shareholders under US law.

Wolseley plc is a public limited company incorporated under the laws of England and Wales. The rights of shareholders, including holders who hold their shares in the form of ADRs, are, therefore, governed by English law and by the Company’s Memorandum and Articles of Association. These rights differ from the typical rights of shareholders in US corporations. In particular, a majority of the Company’s directors and executive officers and the experts named in this Annual Report are residents of countries other than the US. Further, all or a substantial portion of their assets and the Company’s assets are located outside the US. As a result, it may not be possible for ADR holders to:

–	effect service of process within the US upon a majority of the Company’s directors and executive officers and the experts named in this Annual Report or on the Company; or

–
enforce in the US courts or outside the US judgments obtained against a majority of the Company’s directors and executive officers and the experts named in this Annual Report or the Company in the US courts in any action, including actions under the civil liability provisions of US securities laws; or

Back to Contents

–
enforce US court judgments obtained against the Company or a majority of the Company’s directors, executive officers and the experts named in this Annual Report in courts situated in jurisdictions outside the US in any action, including actions under the civil liability provisions of US securities laws.

ADR holders also may have difficulties enforcing, in original actions brought in courts in jurisdictions located outside the US, liabilities under US securities laws.

ITEM 4. INFORMATION ON THE GROUP

A.	History and Development of the Company

The Company and its subsidiaries form an international group of companies, engaged in the distribution and supply of plumbing and heating products and building materials with operations principally in the US, Canada and Europe. The Company is organized under the laws of England and Wales, and its registered office is located at Parkview 1220, Arlington Business Park, Theale, Nr Reading, RG7 4GA, United Kingdom. Its telephone number is 011 44 118 929 8700. The Ordinary Shares of 25p each of the Company are listed on the London Stock Exchange, and the ADSs of the Company (each ADS representing five Ordinary Shares) are listed on the New York Stock Exchange. The ADSs are evidenced by American Depositary Receipts (“ADRs”) issued by The Bank of New York. The market capitalization of the Company as of October 31, 2003 was £4,196,314,838.

The Company was incorporated on October 9, 1889 under the name The Wolseley Sheep Shearing Machine Company Limited, and in its early years manufactured sheep shearing machines, automobiles, machine tools and agricultural equipment. The Company sold its automobile and machine tool businesses in the early 1900s. During World War I and World War II, the Company devoted its activities to support England’s war effort. In the 1950s, Wolseley began to manufacture a range of electric fencing and pedestrian controlled motor cultivators and in 1955 changed its name to Wolseley Engineering Limited. In 1958, Wolseley acquired Geo H. Hughes Limited, a wheel manufacturer, and became Wolseley-Hughes Limited.

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

On January 4, 1982, the Company registered as a public limited company and on April 14, 1986, it changed its name from Wolseley-Hughes plc to Wolseley plc, which is the current name of the Group’s parent company.

Throughout the past 20 years, Wolseley has expanded its businesses through organic growth and acquisitions in the US, Canada and Europe. During the 1980s, the Company expanded its operations into the US with the acquisition of Ferguson Enterprises Inc. (“Ferguson”) in 1982, Carolina Holdings Inc. (now known as Stock Building Supply Holdings, Inc. or “SBS”) in 1986, and has made further acquisitions since that time. Wolseley’s European expansion included the acquisition of Brossette SA (“Brossette”) in France in 1992, followed by the acquisition of ÖAG Handelsbeteiligungs AG (“OAG”) in Austria in 1994 and the acquisitions in 1999 of Heatmerchants Limited (“Heatmerchants”) in the Republic of Ireland, Manzardo SpA (“Manzardo”) in Italy and Comptoir des Fers et Métaux (“CFM”) in Luxembourg. In July 2001, Wolseley expanded into Canada with the acquisition of Westburne Plumbing & Waterworks Inc., Westburne Refrigeration & HVAC Inc. and Westburne Industrial Products, Inc. (together “Wolseley Canada”). During 2000 and 2001, Wolseley sold its remaining manufacturing businesses and focused its activities entirely on its distribution business, which consists of three distribution segments: North American Plumbing and Heating Distribution, US Building Materials Distribution and European Distribution. In July 2002 Wolseley maintained this focus by expanding into the Netherlands with the acquisition of the Wasco Group and in July 2003 completed the purchase of Pinault Bois et Matériaux (“PBM”), a French building materials distribution business.

B.	Business Overview

The Company is a holding company that operates on a decentralized basis with strong experienced management teams leading each principal operating subsidiary. Wolseley’s principal operating businesses are organized into three segments: North American Plumbing and Heating Distribution, US Building Materials Distribution and European Distribution (including, following the acquisition of PBM, the distribution of building materials in France). During the fiscal year ended July 31, 2003, these three segments accounted for all of Wolseley’s total sales. Up until 2001, Wolseley had several manufacturing and other subsidiaries which were then

Back to Contents

sold. With the divestiture of these manufacturing subsidiaries, Wolseley is now focused exclusively on the distribution and supply of plumbing and heating products and building materials.

According to the July 2003 edition of The Wholesaler(1), a recognized US trade publication, Wolseley (or its subsidiaries) is the market leading(2) distributor of plumbing and heating products to professional contractors in the US.

Wolseley also believes that it has market leading positions in the plumbing and heating business in the UK, France and Austria, based on its knowledge and experience in the plumbing and heating business in these countries. Additionally, according to the July 2003 edition of The Wholesaler, Wolseley is the leading distributor of industrial pipes, valves and fittings in the US. Wolseley also believes that it has a market leading position in this activity in the UK based on its knowledge and experience of the industrial pipes, valves and fittings distribution market in the UK. Based on this edition of The Wholesaler, Wolseley is the second largest distributor of plumbing and heating products in the Canadian market. For the fiscal year ended July 31, 2003, Wolseley’s plumbing and heating activities accounted for approximately 72% of Wolseley’s turnover (sales). Wolseley’s plumbing and heating activities include the distribution and supply of residential and commercial and industrial plumbing supplies, including pipes, valves and fittings, heating, ventilation and air conditioning products, industrial supplies and specialized plumbing products for utilities, mechanical contractors, irrigation, fire suppression and industrial and commercial users.

According to the May 2003 edition of Pro Sales and the August 2003 edition of Pro Dealer, each a recognized US trade publication, SBS is the leading distributor of lumber products and building materials to professional contractors in the US. Wolseley also believes that it is a leading distributor of building materials in the UK, based on its knowledge and experience of the building materials market in the UK. Wolseley believes, based on its knowledge and experience in the French building materials distribution market, PBM, its French building materials distribution business, is the number two distributor of heavyside building materials in France. For the fiscal year ended July 31, 2003, Wolseley’s building materials activities in the US and the UK accounted for approximately 27% of Wolseley’s turnover (sales). PBM was acquired on July 7, 2003, and its turnover for the period from that date to the fiscal year end accounted for approximately 1% of Wolseley’s annual turnover (sales). Wolseley’s building materials activities include the distribution and supply of lumber, plywood, millwork, various lumber speciality products, including roofing, floor and wall panels, stairs, doors, windows, kitchen cabinets, and various services to the professional contractor. Other significant Wolseley product lines are bricks, sand, cement, roof tiles, paving and drainage products and tool rentals.

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

Organic Growth

Wolseley continues to pursue several strategies designed to accelerate organic growth. These strategies include:

New Branches. Wolseley has continued to invest in branch openings, enabling its businesses to further enhance their market leading positions, and has expanded its branch network into existing and new markets. During the last fiscal year, Wolseley opened, net of closures, 101 new branches.

(1)	Wolseley has neither funded nor is it otherwise affiliated with any trade publication ranking or report which is cited in this Annual Report as support for Wolseley’s competitive market position.
(2)	The references throughout this document to market leading positions are based on such positions measured against total sales.

Back to Contents

Integration and Leveraging Activities. An important element of Wolseley’s growth strategy is the integration of facets of Wolseley operations to obtain cost savings, synergies and accelerate growth opportunities. Wolseley has made progress with the integration of the operations of Familian Northwest (“FNW”) and the US operations of the Westburne Group, acquired in July 2001, into Ferguson, thereby creating one national US plumbing business. Full integration of these companies, which is expected to be completed by the end of 2003, will allow Wolseley to manage its US plumbing business on a more cohesive basis. In Europe, Wolseley is in the process of developing a new integrated structure for its European operations to achieve greater synergies.

Additionally, in SBS, an internal re-organization program is being implemented which, together with the completion of the change in its new national identity, is expected to deliver additional benefits in terms of enhanced customer service and greater brand recognition. Wolseley is working to increase growth by promoting leveraging opportunities available in the US with respect to the plumbing and heating and building materials distribution segments. For instance, Wolseley anticipates that benefits are likely to arise from increasing co-operation between SBS and Wolseley’s US plumbing operations in servicing major home building customers that require a wide range of products as well as joint purchasing of common services such as insurance.

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

Information Technology. Wolseley believes that information technology to support organization-wide decision making is critical to achieving its sales growth and profit objectives. Wolseley continues to pursue the development of enhanced IT systems and promotion of group-wide e-commerce programs aimed at improving customer service, operating efficiency and working capital management. Wolseley expects that these initiatives will result in a strong infrastructure supporting the branch network and help to increase profitability. Wolseley’s businesses are increasingly sharing best practices and ideas for the benefit of the Group as a whole.

e-Business. Wolseley continues to invest across the Group in e-commerce opportunities in consultation with customers and suppliers. The objective is to strengthen Wolseley’s market position by industry leadership in the development and deployment of web-enabled technology, by creating additional sales channels, enhancing customer service, improving supply chain management and increasing operational efficiency. Wolseley Centers, Wolseley’s UK subsidiary, for example, has all its major trading divisions offering transactional internet sites. A key component of these sites is the development of an e-catalog, allowing easy and efficient product identification and specification. Once products are selected, customers may obtain personally priced information and then order for either collection or delivery. Additionally, Ferguson, Wolseley’s North American Plumbing and Heating Distribution segment subsidiary, has developed an e-catalog and software to allow customers to access real-time information and conduct transactions that are fully integrated within its internal operating systems. This allows Ferguson to leverage its existing order fulfillment infrastructure and provide up to the minute information to customers about their accounts.

Wolseley’s businesses will continue to evaluate opportunities available to them to capitalize on e-business initiatives. Collaboration across the Group should help shorten development time cycles as each of the businesses continues to focus on its unique marketplace and offer customers the service and responsiveness they require in a changing business environment.

Training. High quality training of both employees and customers is a key feature of Wolseley’s service capability and growth strategy. Employees participate in Wolseley’s own modular system of training at specialized in-house facilities and in co-operative programs with universities and other institutes of higher education. The Ferguson “legacy of leadership” program in the US is one of many training initiatives throughout the Group. This program focuses on preparing the next level of Ferguson leaders. The first graduates from this program have already successfully filled senior roles within Ferguson’s management. Customer training courses are regularly held covering a wide range of product and skill disciplines at both the branch level and in Wolseley’s national facilities. Wolseley’s management education and development programs are regarded as of primary importance to ensure that it has the right caliber of resources to keep pace with the development of its businesses. Wolseley has established an annual international executive management program in conjunction with the Darden School of Management,

Back to Contents

located at the University of Virginia and will complement this with a management development program beginning in the fall of 2003 with IMD, a leading European business school based in Switzerland.

Acquisitions

A significant aspect of Wolseley’s business strategy is growth through acquisitions. Over the past several years, Wolseley’s acquisition strategy has resulted in the expansion of its operations across the US, within Europe and into Canada. Going forward, Wolseley intends to continue to expand through acquisitions in order to achieve its growth objectives and strengthen its international distribution network. In evaluating future acquisition candidates, Wolseley will target companies that will bring benefits through additional expansion of its branch network and increased market share or through the addition of new products or customers. Such acquisition candidates must generally offer the prospect of sustainable growth in an existing or complementary market, or provide Wolseley with a platform for expansion into new areas. After acquiring a new company, Wolseley concentrates on expanding the customer base and product lines at each location and improving its operational efficiency through purchasing economies, inventory management and administrative savings.

Wolseley has invested significantly in recent years to extend its geographic spread, improve operational efficiency and provide a platform for future growth. Wolseley has spent approximately £1.1 billion on acquisitions over the last three fiscal years, including £255 million in July 2001 to acquire the Westburne Group, £390 million in July 2003 to acquire PBM and has spent a further £433 million to acquire businesses over that period. For a more detailed discussion of acquisitions see “– Acquisitions and Divestitures” on page 18.

North American Plumbing and Heating Distribution

Wolseley’s North American Plumbing and Heating Distribution segment is comprised of the businesses of Ferguson (including FNW and Westburne Supply, Inc.) and Wolseley Canada, all of which supply plumbing and heating products, including industrial pipes, valves and fittings, to markets in North America. According to the July 2003 edition of The Wholesaler, Wolseley, through its Ferguson (including FNW and Westburne Supply Inc.) subsidiary, is the leading plumbing and heating distributor to the professional contractor in the US. Wolseley believes that in fiscal 2003 its US plumbing and heating activities accounted for approximately 7% of the US plumbing and heating market, based on its knowledge and experience of the US plumbing and heating market. Approximately 39% of Wolseley’s US plumbing activities during that period related to the industrial and commercial market with the balance relating to the new residential housing market and, to a lesser extent, to repairs, maintenance and improvement (“RMI”) expenditure. Based on Wolseley’s knowledge and experience in the plumbing and heating business in Canada, Wolseley believes that, through its Wolseley Canada Inc. subsidiary, it is the second largest distributor of plumbing and waterworks products in the Canadian market.

Ferguson

Ferguson is a wholesale distributor of plumbing, heating and piping products to professional contractors and the industrial market. Ferguson customers include plumbing, mechanical and utility contractors and air conditioning dealers, plants, utilities, irrigation, fire suppression and integrated users. Ferguson is headquartered in Newport News, Virginia and operates in 39 states, Washington DC, Puerto Rico and Mexico. The July 2003 edition of The Wholesaler ranks Ferguson as the largest distributor in the US of both plumbing supplies, and pipes, valves and fittings and the third largest distributor for heating and cooling systems. Ferguson also provides integrated purchasing services for third party customers.

Based on Wolseley’s knowledge and experience in the US plumbing and heating market, Wolseley believes that Ferguson is the only “coast to coast” brand name in the US supplying plumbing and heating products to professional contractors. Its sales have grown at a compound growth rate of 9.9% per annum over the last five years. Wolseley believes Ferguson’s FNW business is the market leader (in terms of total sales) in the northwestern US states, Hawaii, Alaska and the Rocky Mountain region of the US. A significant part of its business is the supply of industrial equipment, underground products and pipes, valves and fittings to industrial and commercial customers. The FNW business also supplies heating and air conditioning, bathrooms, kitchens and plumbing fittings and fixtures to residential markets. Ferguson had 12,781 employees and operated from 738 branches and six distribution centers as of July 31, 2003. Ferguson’s distribution center network provides significant competitive advantages through:

–	enabling it to stock a wider product range which is easily accessible to the branch network;

–	improving customer service in reducing delivery times and improving fill rates;

Back to Contents

–	increasing purchasing leverage with suppliers through bulk orders and deliveries;

–	reducing costs in the supply chain;

–	facilitating integration of acquisitions and the opening of new branches; and

–	improved inventory control.

Wolseley Canada (formerly Westburne Canada)

In July 2001, the Company acquired the Westburne Group for £255 million and thereby expanded its plumbing and heating operations into Canada. Wolseley Canada distributes plumbing, heating and piping products, including heating, ventilation and air conditioning (“HVAC”), waterworks, refrigeration and fire protection products as well as industrial plumbing supplies to customers in North America. Wolseley Canada customers include professional contractors, utilities and machine shop operators. Wolseley Holdings Canada, Inc., which includes Westburne Plumbing and Waterworks Inc., Westburne Refrigeration & HVAC Inc. and Westburne Industrial Products, Inc., conducts business solely in Canada. Wolseley Canada, headquartered in Toronto, operates from 223 locations across Canada, including locations in Calgary, Montreal, Ottawa and Vancouver. Wolseley intends to expand Wolseley Canada by a combination of acquisitions, new branch openings and product diversification. Westburne Supply, Inc. was the US component of the Westburne Group. Wolseley has integrated Westburne Supply Inc. business into its existing US plumbing and heating operations. The integration of Westburne Supply Inc. is part of the larger integration of FNW into Ferguson. The results of the US business comprised of Westburne Supply Inc. are included in those of Ferguson, discussed above. According to the July 2003 edition of The Wholesaler, Wolseley Canada is the second largest distributor of plumbing and heating products in Canada.

As of July 31, 2003 Wolseley Canada had 2,210 employees based in Canada and operated from 223 branches.

US Building Materials Distribution

Stock Building Supply

SBS, the parent of Wolseley’s US Building Materials Distribution business, supplies lumber and building materials, including value added pre-assembled components such as roof and floor trusses, and wall panels and floor systems, doors, windows and staircases to house builders and professional contractors. According to the May 2003 edition of Pro Sales, SBS is a leading supplier of residential construction materials in the US, and according to the August 2003 edition of Home Channel News, SBS is a leading supplier of such materials. SBS is headquartered in Raleigh, North Carolina and, through a series of wholly-owned subsidiaries, operates in 24 states. Previously, these operations were based primarily in the Southeast and Midwest regions, although recent acquisitions in California, Utah and Texas have significantly increased SBS’ presence in the Western and Southwestern regions. These recent acquisitions have given SBS a “coast to coast” presence with 222 branches nationwide, including a number with mill work plants and roof truss manufacturing facilities and nine distribution centers, as of July 31, 2003. SBS had 9,088 employees as of July 31, 2003. SBS’ compound growth rate of sales in the last five years has been 15.6%. Approximately 44% of its current product range relates to framing lumber and panels and approximately 93% of the current business relates to new residential housing.

An important part of SBS’ strategy is to expand its geographic presence, its product range, market sectors, and its value added capability in terms of roof truss and panel plant assembly capability. As part of this strategy, SBS has acquired 23 businesses over the last five years for an aggregate consideration of approximately £318 million.

In addition to distributing lumber products, SBS provides construction loans to builders, secured principally against homes in the course of construction or completed homes awaiting sale. In view of the weakness in several regional markets, SBS has increased the percentage of loans on pre-sold, as opposed to speculative homes. Construction loan receivables as of July 31, 2003 amounted to £176.2 million compared to £171.4 million at the previous year end. Net interest receivable on construction loan lending amounted to £8.3 million compared to £9.1 million in the prior year. SBS expects to continue to adopt a cautious approach with the loan portfolio which turned at the same rate of 1.63 times compared to the prior year.

Back to Contents

European Distribution

Wolseley believes it is the largest specialist distributor of plumbing and heating products to the professional contractor and specialist installer in Europe. Wolseley’s European strategy is to extend the branch network in existing territories through a combination of branch openings, acquisitions, a proactive cross-border approach and product diversification. Wolseley also intends to enter new territories in Europe as opportunities arise. The principal driver of the European businesses is the RMI market. Approximately 29% of the sales of the European Distribution segment in the year ended July 31, 2003 related to new residential housing. There has been a recent consolidation of suppliers to the European businesses, which is expected to present opportunities to Wolseley in Europe for increased synergies and leverage. Following the acquisition of PBM in July 2003, Wolseley believes it is the second largest wholesaler in the French market for the distribution of building products.

Wolseley had approximately 22,000 employees in Europe as of July 31, 2003. (See “Item 6 – Directors, Senior Management and Employees – Employees” on page 52 for a more detailed discussion of Wolseley employees.)

United Kingdom

Wolseley’s UK business, Wolseley Centers, is headquartered in Ripon, North Yorkshire and is organized into four divisions which enables it to focus on the following specialized customer groups:

Lightside Division. The lightside division’s principal markets are in housing, including both new housing and RMI, as well as in light commercial non-housing. This division of Wolseley supplies plumbing, heating and drainage products to the professional trade. Businesses in the lightside division operate under the following principal trading names: “Plumb Center”, “Drainage Center” and “Heatmerchants” in Ireland. Increasingly, lightside division branches are also accommodating branches of other divisions within their locations.

Heavyside Division. The heavyside division distributes building materials to the housing market, new and RMI, primarily through the professional channel. Its wide range of products provides a full service to the building and specialist trade sectors, and it also makes a dedicated offering to the glazing, civil engineering and timber specialists together with a tool rental service. Businesses in the heavyside division operate under the following principal trading names: “Builder Center”, “Hire Center” and “Timber Center”. The branch within branch concept noted above is also being implemented within the heavyside division.

Commercial and Industrial Division. Businesses in this division are dedicated to servicing commercial and industrial markets with heating, air conditioning, refrigeration and environmental controls. In addition, Pipeline Center provides pipes, valves and fittings plus fabrication services in steel, stainless steel and plastics for the manufacturing and process industries. Businesses in the commercial and industrial division operate under the following principal trading names: “Pipeline Center” and “Controls Center.” In March 2001, Wolseley acquired Nationwide Refrigeration Supplies. Based on Wolseley’s knowledge and experience, we believe that this acquisition has given Wolseley a leading position in the growing UK air conditioning and refrigeration markets.

Spares Division. The spares division specializes in supplying spare parts and controls for central heating, white goods (for example, washing machines and refrigerators) and catering equipment as well as energy related products and test measuring equipment. Businesses in the spares division operate under the following principal trading names: “HRPC” and “Washvac.”

As of July 31, 2003, there were 1,372 Wolseley Centers branches in the UK, serviced by 7 distribution centers.

Republic of Ireland

Heatmerchants, in the Republic of Ireland, was acquired by Wolseley in the fiscal year 1999 and had 44 branches and one distribution center as of July 31, 2003. Wolseley Centers’ management in the UK is responsible for the Heatmerchants business, which includes the distribution of plumbing and heating products as well as tiles.

Continental Europe

Wolseley’s French plumbing and heating distribution business, Brossette, is based in Lyon. According to the May 2003 edition of Négoce, a French trade publication, Brossette is the leading distributor of plumbing and heating equipment in France, and Wolseley believes, based on its knowledge and experience in the French

Back to Contents

plumbing and heating market, that Brossette is the only plumbing and heating distribution business in France with national coverage. Brossette also distributes underground drainage products and pipes, valves and fittings to professional contractors and public authorities. It was acquired by Wolseley in 1992 and has grown from 199 branches at that date, to 418 branches and four distribution centers as at July 31, 2003.

Wolseley’s French building materials distribution business, PBM, is based in Paris. Wolseley believes, based on its knowledge and experience in the French building materials distribution market, that PBM is the number two distributor of heavyside building materials in France. At July 31, 2003, it had 279 branches and 8 distribution centers.

Wolseley’s Austrian business, OAG, is based in Vienna and was acquired by Wolseley in 1994. It operated from 67 branches as of July 31, 2003 and has six distribution centers in Austria. Wolseley believes OAG is the leading distributor of plumbing and heating products to the professional contractor in Austria, based on Wolseley’s knowledge and experience in the Austrian plumbing and heating market. OAG also has 24 branches in the Czech Republic and 28 in Hungary, plus a distribution center in each country.

Manzardo, Wolseley’s Italian business, acquired by Wolseley in the fiscal year 1999, is based in Bolzano and has significantly expanded its business during the fiscal year 2003 with 19 branches in the northern part of Italy at the end of the fiscal year, distributing plumbing and heating products.

Comptoir des Fers et Métaux (“CFM”), Wolseley’s Luxembourg business, operates from two locations in Luxembourg. Wolseley believes CFM is the market leading plumbing and heating distributor in Luxembourg based on Wolseley’s knowledge and experience in the Luxembourg plumbing and heating market. CFM was acquired by Wolseley in the fiscal year 2000.

Electro-Oil International AS, Wolseley’s Danish business, operates from three locations in Denmark. It is primarily involved in the distribution of spares for oil burners, boilers and gas systems.

Wasco Holding BV (“Wasco”), based in the Netherlands, was acquired in July 2002 and operates from 10 branches throughout the Netherlands. The majority of Wasco’s turnover comes from the sale of boilers and radiators, and its focus is now on expanding its product range.

Revenues

The table below indicates sales generated by Wolseley’s North American Plumbing and Heating Distribution, US Building Materials Distribution and European Distribution segments in each of the last three fiscal years.

Segment	Fiscal Year Ended July 31,

	2003	2002	2001	2003
	£m	£m	£m	$m
North American Plumbing & Heating Distribution	3,551.5	3,592.4	3,000.5	5,665.0
US Building Materials Distribution	1,712.8	1,857.7	1,769.7	2,732.1
European Distribution	2,956.7	2,517.5	2,371.4	4,716.2

Total	8,221.0	7,967.6	7,141.6	13,113.3

Translation into US dollars has been made at the annual average rate of exchange for the 2003 fiscal year ($1.5951). The US dollar figures in the above table are provided solely for the convenience of the reader and do not reflect the financial information in accordance with generally accepted accounting principles for foreign currency translation.

Acquisitions and Divestitures

Acquisitions

A significant aspect of Wolseley’s business strategy is growth through acquisitions. These acquisitions enable Wolseley to improve its service to customers through an expansion of its branch network and product offerings. During the fiscal year ended July 31, 2003, Wolseley completed a total of 24 acquisitions for an aggregate purchase price equal to approximately £513 million. Wolseley’s North American Plumbing and Heating Distribution segment acquired a total of seven companies for approximately £26 million, whose last 12 months

Back to Contents

sales were £77 million. The US Building Materials Division completed three acquisitions in Texas, Wisconsin and Florida for £36 million as part of its continued strategy to expand its geographic coverage into markets which offer good growth prospects. The last 12 months’ aggregate sales achieved by such acquired businesses was £98 million. Wolseley’s European Distribution segment acquired 14 companies (including PBM) for approximately £451 million, whose last 12 months sales were £997 million.

Between August 1, 2003 and October 31, 2003, Wolseley completed a total of 3 acquisitions for a total consideration of approximately £14.0 million.

During the three fiscal years ended July 31, 2003, Wolseley acquired a total of 63 companies for an aggregate consideration of £1,073 million. Specifically, Wolseley’s North American Plumbing and Heating Distribution segment acquired 23 businesses for £386 million, its US Building Materials Distribution segment acquired 12 businesses for £124 million and its European Distribution segment acquired 28 businesses for £563 million.

Divestitures

During the fiscal year 2003, Wolseley did not make any material divestitures of operations. Wolseley exited from the last of its manufacturing operations in February 2001. Wolseley sold various manufacturing businesses for an aggregate consideration of £143.9 million during the two fiscal years ended July 31, 2001. No other disposals of manufacturing businesses have been made in the subsequent year.

Governmental Regulation

Wolseley’s operations are affected by various statutes, regulations and laws in the countries and markets in which it operates. While Wolseley is not engaged in a “regulated” industry, it is subject to various laws applicable to businesses generally, including laws affecting land usage, zoning, environmental, health and safety, labor and employment practices, competition and other matters. These laws are administered by various regulatory bodies in the countries in which Wolseley operates. In the US, among other regulatory bodies, Wolseley is subject to the jurisdiction of the Environmental Protection Agency, the Occupational Safety and Health Administration and the Federal Trade Commission on a federal level and various local land use commissions and labor and employment commissions on a state and local level. In Canada, Wolseley is subject to many federal and various provincial regulations including but not limited to employment standards, health and safety, human rights, competition and foreign investment. Additionally, differing municipal building codes across Canada may also affect the building related products sold by Wolseley Canada. In Europe, Wolseley is subject to the jurisdiction of the relevant regulatory bodies of the European countries in which it operates, including, these countries’ respective commissions or departments of health and safety, data protection, competition and environmental protection, as well as equivalent respective governing bodies of the European Union. Additionally, building codes may affect the products Wolseley’s customers are allowed to use, and consequently, changes in building codes may affect the saleability of Wolseley products. Wolseley cannot provide assurance that it will not incur material costs or liabilities in connection with regulatory requirements. None of the governmental regulations to which the Group is subject has had a material adverse effect on Wolseley’s financial condition, and Wolseley is not aware of any existing matters it presently expects to have a material adverse effect.

Wolseley cannot predict whether future developments in laws and regulations concerning its businesses will affect its business, financial condition and results of operations in a negative manner. Similarly, Wolseley cannot assess whether its operating units will be successful in meeting future demands of regulatory agencies in a manner which will not materially adversely affect the business, financial condition or results of its operations.

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

Legal Proceedings

Wolseley is involved in various legal proceedings incidental to the nature of its business and maintains various insurance coverages to reduce financial risk associated with claims related to these proceedings. Although

Back to Contents

it is not possible to predict the outcome of these proceedings, or any claim against Wolseley related thereto, in the opinion of management, uninsured losses, if any, resulting from the ultimate resolution of these matters will not have a material effect on Wolseley’s business financial position and results of operations.

Against the background of recent comment concerning asbestos litigation, Wolseley confirms that such litigation is not material to the Group’s financial statements. For a number of years, Wolseley’s North American Plumbing and Heating Distribution segment has received claims relating to asbestos. All settled claims, including associated legal costs, have been met by insurance. Insurance coverage significantly exceeds the estimated liabilities. There has been no profit and loss account charge or cash flow impact in this, or any prior, financial year and no such charge or impact is expected to arise in the future.

Raw Materials and Commodities

With the exception of lumber, the financial performance of the Group is not significantly influenced by the supply and cost of commodity products. Wolseley’s products such as industrial pipes, valves and fittings, plumbing supplies and heating and ventilation equipment are generally pre-assembled and do not require Wolseley to engage in bulk purchases of raw materials and other commodities. However, Wolseley’s building materials business in the US (and, to a lesser extent, the businesses in the UK and France) is significantly dependent on lumber products. Wolseley is not dependent on contracts with suppliers for pre-assembled products such as industrial pipes, valves, fittings, plumbing supplies and heating and ventilation equipment that are material to its business and profitability. Wolseley purchases its lumber supplies from a number of major producers both within the US and Canada and in Europe and is not dependent on any material supply contracts. Any restriction in supply from any one supplier is unlikely to have a significant impact on the total lumber supply available to Wolseley.

Wolseley’s building materials business can be adversely affected by the fluctuation of lumber prices. For example, the average price for framing lumber, a significant product for Wolseley’s US Building Materials Distribution segment, reached a seven year low in January 2001 and was 15.9% below that of the previous financial year. Lower lumber prices had the effect of reducing sales and profitability of that segment during the 2001 fiscal year. The average composite price of framing lumber for random lengths over the five fiscal years from 1998 to 2002 has ranged between $390 and $313, whereas the average for the year ended July 31, 2003, was $287. Since July 31, 2003 the price has begun to recover. There can be no assurance that continued volatility of lumber prices and sustained periods of low lumber prices will not materially adversely affect the financial performance of Wolseley. See “Item 5 – Operating and Financial Review and Prospects – Review of Operations – Year Ended July 31, 2003 compared to Year Ended July 31, 2002 – US Building Materials Distribution” for additional information on the effect of lumber prices.

Seasonality

The businesses of the Group, particularly its building materials business, are, to a degree, seasonal. Since many of the Wolseley’s products are intended for exterior use, sales by the Group tend to be lower during periods of inclement weather; this is particularly true with respect to the Wolseley’s Northern US, Canadian and Northern European operations. Accordingly, weather conditions occurring during the second and third quarters (November – April) of the Group’s fiscal year may result in the generation of lower sales revenues during those periods than in other periods of the Group’s fiscal year. These seasonal fluctuations are likely to continue in the future. Management closely monitors operating expenses and inventory levels during seasonally affected periods, and to the extent possible, controls variable operating costs to minimize seasonal effects on profitability.

C.	Organizational Structure

Wolseley plc is a holding company that operates on a decentralized basis with strong, experienced management teams leading each principal operating subsidiary. Wolseley’s principal operating businesses are organized into three segments: North American Plumbing and Heating Distribution, US Building Materials Distribution and European Distribution. The table below sets forth Wolseley’s principal operating subsidiaries, including for each such subsidiary the applicable segment and country of operation. Each of the following subsidiaries is wholly owned, either directly or indirectly, by Wolseley plc.

Back to Contents

Segment	Principal Operating Companies	Country of Operation

North American Plumbing and Heating Distribution	Ferguson Enterprises Inc. Familian Northwest Inc.* Westburne Supply Inc.* Wolseley Holdings Canada, Inc. Wolseley Industrial Products Group, Inc.	US US US Canada Canada

US Building Materials Distribution	Stock Building Supply Holdings, Inc.	US

European Distribution	Wolseley Centers Limited
Brossette SA
Pinault Bois et Matériaux SA
ÖAG Handelsbeteiligungs AG
Cesaro Spol sro
Mart kft
Manzardo SpA
Comptoir des Fers et Métaux SA
Heatmerchants Limited
Electro-Oil International AS
	Wasco Holding B.V.	UK France France Austria Czech Republic Hungary Italy Luxembourg Republic of Ireland Denmark The Netherlands

* Both Familian Northwest, Inc. and Westburne Supply, Inc. were merged into Ferguson Enterprises, Inc. from August 1, 2003.

D.	Property, Plants and Equipment

As of July 31, 2003, Wolseley operated from 3,494 outlets, including 3,449 branches and 45 distribution centers. In North America, including the US and Canada, Wolseley operated from 1,198 outlets, including 1,183 branches and 15 distribution centers. In Europe, Wolseley operated from 2,296 outlets, including 2,266 branches and 30 distribution centers, including 8 owned by PBM. The majority of these properties are leased, and none is considered to have a value that is significant in relation to Wolseley’s assets as a whole. Wolseley owns approximately 800 of its properties, and none of its owned properties are subject to any material encumbrances.

Back to Contents

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion is based on Wolseley’s Consolidated Financial Statements included in Item 18 of this Annual Report. These financial statements have been prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP. Reconciliations and discussions of the significant differences between UK and US GAAP are set forth in Note 41 of the Consolidated Financial Statements. In addition, various terms used in UK financial statements (such as Wolseley’s) differ from terms commonly used in US financial statements. For example, turnover is the equivalent of sales or revenues and operating profit before goodwill amortization is net income before interest, taxes, goodwill amortization and exceptional items. Trading Profit when used in this document is defined as operating profit, before goodwill amortization. Management reviews Trading profit to evaluate segment performance and allocate resources. Management believes it is appropriate to disclose this measure to help investors analyze the business performance and trends of the various business segments. Trading Profit by segment has been derived from Note 2. Segmental Analysis on page F-10. Trading margin is trading profit expressed as a percentage of turnover. The US GAAP reconciliations in the Consolidated Financial Statements use common terms as they are used in the US.

During the periods presented, the operations of Wolseley were conducted principally in the US, Canada and Europe. For purposes of the Company’s Consolidated Financial Statements, the results of its US, Canadian and other overseas subsidiaries were translated at the average rate for the period in respect of the profit and loss account and the relevant period end rate in respect of the balance sheet (see Note 1 to the Consolidated Financial Statements). Consequently, Wolseley’s reported results were affected by fluctuations in the rates of exchange between the British pound sterling and the other currencies in which it received revenues and incurred expenses, principally the US dollar and, to a lesser extent, the Euro.

The residential and commercial and industrial construction markets in which Wolseley operates are sensitive to changes in the economy and as a result, downturns (or lack of substantial improvement) in the economy in any of Wolseley’s geographic markets could adversely affect Wolseley’s business, financial condition and results of operations. The US economy slowed in fiscal 2001, and no significant pick up in activity levels was seen during either of fiscal 2002 or fiscal 2003. The market in continental Europe (excluding the UK and Ireland), which accounted for approximately 13% of Wolseley’s sales in the fiscal year ended July 31, 2003 softened in the last quarter of Wolseley’s fiscal year ended July 31, 2001, did not show signs of improvement during fiscal year 2002, and continued to be subdued during fiscal 2003. To the extent these soft market conditions persist for an extended period of time, Wolseley’s business, financial condition and results of operations may be adversely affected.

Operating Results

	Turnover
	Year Ended July 31,
	2003	2002	2001	2003
	£m	£m	£m	$m
North American Plumbing and Heating Distribution	3,551.5	3,592.4	3,000.5	5,665.0
US Building Materials Distribution	1,712.8	1,857.7	1,769.7	2,732.1
European Distribution	2,956.7	2,517.5	2,371.4	4,716.2
Other(1)	–	–	53.3	–

	8,221.0	7,967.6	7,194.9	13,113.3

Back to Contents

	Trading Profit(2)
	Year Ended July 31,
	2003	2002	2001	2003
	£m	£m	£m	$m
North American Plumbing and Heating Distribution	202.2	200.7	155.5	322.5
US Building Materials Distribution	77.5	91.8	96.8	123.6
European Distribution	193.2	171.4	158.2	308.2
Other(1)	–	–	3.7	–

	472.9	463.9	414.2	754.3

Translation into US dollars has been made at the annual average rate of exchange for the 2003 fiscal year ($1.5951). The US dollar figures in the above table are provided solely for the convenience of the reader and do not reflect the financial information in accordance with generally accepted accounting principles for foreign currency translation.

(1)
“Other” relates to Wolseley’s discontinued manufacturing activities, primarily manufacturing businesses which are noted in the comparison to the year ended July 31, 2002 compared to year ended July 31, 2001 as set out in this Item 5.

(2)
Trading profit is defined as operating profit before goodwill amortization. Goodwill amortization recognized in the three years ended July 31, 2003 was £29.9 million, £26.7 million and £17.8 million respectively.

Year Ended July 31, 2003 Compared To Year Ended July 31, 2002 Consolidated Results

Turnover. Turnover increased by 3.2% from £7,967.6 million to £8,221.0 million. Currency translation has had a significant impact on the Group’s reported sterling results for the year compared to the previous year, reducing turnover by £393.8 million (4.9%). Excluding the effects of foreign currency movements, turnover increased by 8.5%.

Operating Profit. Operating profit increased by 1.3% from £437.2 million to £443.0 million. Trading profit, defined as operating profit before goodwill amortization, rose by 1.9% from £463.9 million to £472.9 million. On a constant currency basis Group trading profit increased by 6.9%. The effect of US dollar depreciation has been to reduce translated US profits by £23.7 million (8.7%) compared to fiscal year 2002. US dollar denominated profits accounted for approximately 55% of the Group’s trading profit in fiscal year 2003. The strengthening of the Euro has partly mitigated the negative effect of US dollar depreciation, with Euro denominated profits accounting for approximately 12% of the Group’s trading profit in fiscal year 2003.

Goodwill Amortization. Goodwill amortization increased by £3.2 million from £26.7 million in fiscal year 2002 to £29.9 million in fiscal year 2003. This increase was due to (i) amortization relating to goodwill arising on acquisitions completed during the fiscal year 2003; and (ii) a full period’s amortization of goodwill arising on acquisitions completed in the prior period. Prior to August 1, 1998, goodwill arising on consolidation and purchased goodwill was written off to reserves in accordance with UK GAAP. UK Financial Reporting Standard 10 was adopted with effect from August 1, 1998, and sets forth a revised policy for accounting for goodwill. Goodwill arising from acquisitions completed on or after that date is capitalized and amortized on a straight-line basis over a period of not more than 20 years.

Interest. Net interest payable reduced to £17.0 million in fiscal year 2003 from £26.5 million in fiscal year 2002, reflecting lower interest rates on the Group’s borrowings and a lower working capital to sales ratio of 15.4% compared to 16.0% in the prior year.

Taxation. The Group’s effective tax rate remained at 28%, before taking account of goodwill amortization, as a result of the continuance of benefits arising from ongoing tax planning measures.

North American Plumbing and Heating Distribution

Due to the adverse impact of currency translation, sales of the division were down by 1.1% from £3,592.4 million to £3,551.5 million. Trading profit increased by 0.7% from £200.7 million to £202.2 million. Currency translation reduced divisional sales by £294.9 million (8.2%) and trading profit by £16.6 million (8.3%).

Back to Contents

Business conditions for the Group’s North American Plumbing and Heating Distribution operations continued to vary both geographically and by market segment.

Both the US and Canadian businesses increased their market share and showed strong sales and profit growth in local currency terms. Local currency sales in the US rose by 6.8%, mostly due to the full year effect of the acquisition of the Clayton Group in 2002 and 0.3% organic growth against a market that fell by around 2%. In Canada, local currency sales increased by 14.5%, of which 6.1% was organic, compared with a market that increased by approximately 2%.

Acquisitions completed during the year ended July 31, 2003 together with the incremental effect of acquisitions completed in the previous year, increased turnover by 6.7% and increased trading profit by 9.4%.

Ferguson. Despite a sluggish US economy that included a continued weakness in the commercial and industrial segments, Ferguson produced strong results due to the continued strength in the RMI and housing markets, the successful integration and performance of the Clayton Group and positive progress with the integration of FNW. The markets of Texas, the northwest and upper midwest, Atlanta and Denver were particularly weak, whereas Southern California remained relatively strong.

Local currency trading profit for US plumbing operations increased by 10.1%, reflecting an increase in the gross margin as a result of continuing benefits from the distribution center network, strong cost controls and acquisitions. It is anticipated that the distribution network will be further boosted with the opening of the Richland distribution center, in the State of Washington, in November 2003. The trading margin, at 5.7%, was ahead of the prior year’s margin of 5.6%. This upward trend is consistent with Wolseley’s objective of achieving a 6% trading margin in 2004, a year ahead of the original schedule.

Wolseley Canada. The Canadian residential market was buoyant throughout the year, enabling Wolseley Canada to produce positive organic sales growth. Despite continued weakness in the British Columbia market, new management achieved improvements in profitability. The business achieved double-digit organic sales growth in the heating, ventilation, air conditioning and refrigeration (“HVAC/R”) market. Local currency trading profit in Canada rose by 15.5%, with a slightly increased trading margin.

There was a net increase of 21 branches in North American Plumbing and Heating Distribution from 940 to 961 locations at July 31, 2003.

US Building Materials Distribution

The performance of the US Building Materials division (“SBS”) was negatively impacted both by currency translation and by lower lumber prices. While sales were marginally ahead of last year in local currency terms, reported sales were £1,712.8 million, down 7.8% (2002: £1,857.7 million), with currency translation having caused a reduction of £161.0 million (8.7%). Trading profit was £77.5 million (2002: £91.8 million), down 15.6%, with a currency impact of £8.3 million (9.0%). An increase in the gross margin as a result of more value-added sales partly mitigated the effect of lower lumber prices, but net margin ended at 4.5% compared to 4.9% in 2002 due to the division handling greater volumes of lumber at lower average prices. Net average monthly working capital was reduced from 86.6 days in 2002 to 74.0 days this year, primarily as a result of the successful negotiation of improved vendor terms.

In local currency, sales were up 1.0% to $2,732.3 million (2002: $2,706.5 million). Closed branches, following the reorganization of operations in Utah and Idaho, reduced sales by $51.1 million whilst the incremental impact of acquisitions added $111.7 million of sales.

Commodity lumber prices, which directly affect around 40% of SBS’ product range, fell 8.3%, compared to the previous year’s average, to $287 per thousand board feet (2002: $313). This had the effect of reducing sales by $77.9 million (2.9%) and trading profit by $13.2 million (9.9%). Like-for-like sales volumes were higher in the year with organic growth from ongoing branches up approximately 1%.

Housing has generally been the most positive aspect in the US economy over the past year. The levels of new residential housing starts, which typically account for around 90% of the activity in this division, remain strong overall at around 1.6 million starts. Although there has been a short-term trend towards lower value housing, the inventory of unsold new homes at less than four months, compared to the longer term average of around six months, further demonstrates the overall strength of the housing market. There continues to be significant variations in regional housing markets where SBS operates with Atlanta, Detroit, South Florida and

Back to Contents

Raleigh-Durham having seen notable weakness. Other markets such as Los Angeles, Tampa, Salt Lake City/Ogden and Washington D.C. offset some of the weakness.

SBS has completed the implementation of its new national identity in all locations except for those acquired in the 2003 fiscal year and California and will have completed the implementation of the NxTrend computer system by December 31, 2003 except for 13 branches in California which will be completed by February 2004. Wolseley anticipates that the new national identity, together with the completion of the implementation of the NxTrend computer system, should deliver additional benefits in terms of enhanced customer service, greater brand recognition, more efficient management of working capital, improved buying opportunities and reduced costs.

SBS is in the process of adjusting its management structure and approach in response to market changes to take better advantage of its size, technology and acquisition opportunities. This corporate re-engineering project, called NOVA, is on schedule (according to Wolseley’s estimates) and should produce cost savings of $5 million in the current fiscal year to July 2004 and at least $10 million per annum thereafter. SBS is reorganizing around markets rather than individual branch locations and is moving from 25 regions to 10 districts this fiscal year. SBS also plans to increase the number of value-added products and services being offered and increase the penetration of the RMI market.

There was a net increase of 6 locations in the division during the year to bring the total to 222 as at July 31, 2003 (2002: 216).

European Distribution

Sales for the division increased 17.4%, from £2,517.5 million to £2,956.7 million, including £258.1 million (10.3%) which relates to acquisitions. The organic increase in sales was 4.6%. Trading profit rose by 12.7% from £171.4 million to £193.2 million.

The divisional trading margin reduced from 6.8% to 6.5% of sales, due to a reduction in UK and French trading margins. The UK trading margin reduction was due to the move to two new distribution centers.

Acquisitions completed during the year, together with the incremental effect of acquisitions completed in the previous year, increased turnover by 10.0% and trading profit by 6.6%. A total of £451 million was spent on 14 acquisitions, six of which were in the UK.

UK and Ireland. Wolseley Centers took advantage of a strong UK market where the principal driver was the RMI market, which was buoyed by strong consumer demand against the backdrop of lower interest rates, low unemployment and house price inflation. Despite the weakness in the industrial and commercial markets and the lack of any clear evidence of increased government spending, Wolseley Centers’ sales increased by 12.6% to £1,888.8 million, including organic growth of 6.9%. Each of the four divisions improved their gross margins compared to last year, Lightside being the strongest business performer.

The move to two new distribution centers during the course of last year and the first half of this year had the expected adverse impact on costs (including one-off costs of £1.6 million in 2003). In addition, 153 new locations were added during the year taking the total for Wolseley Centers to 1,372. Wolseley anticipates that the significance of these investments will be reflected in future trading, both in terms of supporting continued growth and in the generation of further operational efficiencies. These efficiencies were reflected in an improved margin in the second half of the year. The trading margin for the year as a whole was 7.6% compared to 7.8% in 2002 and the working capital to sales ratio showed a significant improvement due to a focus on inventory management.

France. The French construction market was flat during the year, with high levels of unemployment continuing to have a negative impact on consumer confidence.

Local currency sales in Brossette were slightly up compared to last year, due mainly to acquisitions and four new branch openings. Confronted with poor market conditions, Brossette has undertaken to reorganize its branch and management structure, which will be carried out in the current fiscal year to July 2004.

Pinault Bois & Matériaux (“PBM”) contributed €112.0 million (£74.4 million) of sales during the period between the acquisition date of July 7, 2003 and the fiscal year end. Wolseley anticipates that PBM will make a significant contribution to sales and profits in 2004. Integration benefits are expected to be generated by diversification by product, by customer and by geography, and from the use in both PBM and Brossette of the ‘branch within a branch’ concept which has seen success in the UK.

Back to Contents

Rest of Europe. The Group’s other continental European operations showed progress and all improved their trading margins, despite uninspiring markets. In Austria the new housing market was flat and increased competition put pressure on prices resulting in OAG’s sales falling marginally. However, due to strong cost controls, trading profit was up 3.8%. Progress is being achieved in Hungary with sales up 13% in local currency terms, while sales were down slightly in the Czech Republic. In Italy, last year’s new branch openings helped performance in a flat market in which Manzardo increased sales by 10.3% and trading profit by nearly 50%. CFM, in Luxembourg, increased sales by 1.7% in a construction market which has fallen 5% in the first quarter of 2003. Trading profit increased by 8.0% and trading margin reached 6.0% for the first time. The deteriorating economy in The Netherlands has affected the construction project and the new housing markets but, despite this, Wasco has made progress expanding its product range and developing its offering to the more profitable RMI market. The spares business performed particularly well with growth in sales of more than 35%.

The European Distribution division has made progress in implementing its European strategy to manage the businesses in a more cohesive way. Further investment is planned over the next year to put in place the infrastructure necessary to obtain cross-border synergies, facilitate the sharing of best practices and accelerate benefits from existing growth opportunities. During the 2003 fiscal year, a further 467 branches were added to the European network, giving a total of 2,266 locations at July 31, 2003 (2002: 1,799).

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

Operating Profit. Operating profit increased by 10.3% from £396.4 million to £437.2 million. Trading profit, defined as operating profit before goodwill amortization for the fiscal year 2002 totaled £463.9 million, an increase of £49.7 million or 12.0%. Trading profit from continuing operations increased by £53.4 million or 13.0% from £410.5 million to £463.9 million. Acquisitions completed during the period increased trading profit by £3.8 million or 0.9%.

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

North American Plumbing and Heating Distribution

Turnover for the fiscal year 2002 totaled £3,592.4 million, an increase of £591.9 million or 19.7%. Trading profit totaled £200.7 million, an increase of £45.2 million or 29.1%. Due to a weakening of the US dollar against the pound sterling there was an adverse currency translation effect on turnover and trading profit during the year of £23.2 million and £2.0 million, respectively. Excluding the effects of foreign currency movements the increase in turnover was 20.7% and the increase in trading profit was 30.7%.

Acquisitions completed during the year ended July 31, 2002 together with the incremental effect of acquisitions completed in the previous year, increased turnover by 21.0% and increased trading profit by 20.1%.

The organic decline in turnover was approximately 0.5%, which was derived from declining sales prices, the disposal of several loss making locations, and level sales volume. The underlying increase in turnover and trading profit resulted from increased market share and a resilient housing market in the US despite a slowing of the US economy. Ferguson’s markets exhibited a mixed pattern both geographically and by business segment. The growth

Back to Contents

in trading profit was higher than sales growth due to headcount reductions and continued efficiencies from the distribution centers.

The market in Canada was stronger than the US throughout the financial year. Sales for the month of July were a record for Wolseley Canada, boosted by strong sales of HVAC equipment in a prolonged spell of hot weather. The Canadian management concluded that more favorable brand recognition would be achieved in the marketplace if the name Westburne ceased to be used. The Canadian business which began trading as Wolseley Canada during 2001 and has since then increased its net margin.

Wolseley’s Canadian business completed three acquisitions for £4 million, primarily to expand its presence in the HVAC and engineered pipe markets.

US Building Materials Distribution

Turnover for fiscal year 2002 totaled £1,857.7 million, an increase of £88.0 million or 5.0%. Trading profit totaled £91.8 million, a decline of £5.0 million or 5.2%. Due to a weakening of the US dollar against the pound sterling, there was an adverse currency translation effect on turnover and trading profit during the year of £12.8 million and £0.7 million, respectively. Excluding the effects of foreign currency movements, the increase in turnover was 5.7% and the decrease in trading profit was 4.5%.

Acquisitions completed during the year ended July 31, 2002 together with the incremental effect of acquisitions completed in the previous year, increased turnover by 5.3% and increased trading profit by 6.2%. A total of £13.7 million was invested in the acquisition of two US building materials distribution businesses. These acquisitions were in line with SBS’ strategy of increased geographic diversity, to widen exposure to different housing markets and to expand its value added capability in terms of fabrication, millwork and component assembly. SBS had three stand-alone millwork plants, 31 component facilities and operated in 24 states in fiscal 2002.

The overall organic growth in sales of approximately 0.4% and decrease in trading profit of 10.7% was primarily due to a continuation of depressed lumber and panel prices and reduced housing starts in several of the business’ major markets. In those markets where housing starts declined, competitive pressures resulted in reduced gross margins.

European Distribution

Turnover for the fiscal year 2002 totaled £2,517.5 million, an increase of £146.1 million or 6.2%. Trading profit totaled £171.4 million, an increase of £13.2 million or 8.3%. Due to a strengthening of the Euro against the pound sterling there was a favorable currency translation effect on turnover and trading profit during the year of £11.5 million and £0.5 million, respectively. Excluding the effects of foreign currency movements the increase in turnover was 5.6% and the increase in trading profit was 8.0%.

Acquisitions completed during the year, together with the incremental effect of acquisitions completed in the previous year, increased turnover by 2.9% and increased trading profit by 1.6%. A total of £60.3 million was spent on six acquisitions, three of which were in the UK.

The UK was the strongest market in which the Group operated during the fiscal year. The principal driver was the RMI market which was buoyed by strong consumer demand against the background of lower interest rates, low unemployment and house price inflation. Conversely, the Group’s continental European markets were generally flat.

UK and Ireland. Wolseley Centers increased sales in fiscal year 2002 by 8.7% to £1.7 billion, including an organic increase of 4.5%. Trading profit was 11.3% higher at £128.7 million. Each of the four trading divisions increased their gross margin percentages compared to the prior year. The overall net margin percentage was up from 7.6% to 7.8% of sales despite increased costs relating to the move into two new distribution centers.

The UK Lightside division opened an additional 51 branches in fiscal year 2002 to further increase market share and better service customer needs. Organic growth in Lightside was just under 7% and the net margin percentage was unchanged on the prior year. Heavyside focused on margin enhancement and cost containment. It also benefited from acquisitions, adding to its timber product offering. The net margin percentage in Heavyside in fiscal year 2002 continued to rise, due to improved purchasing flowing from increased scale, operational efficiency and a more favorable product mix. The margin for the year was close to 8% of sales. Demand was weakest in the

Back to Contents

Industrial and Commercial division, although the market trends improved in the second half and trading profit was up on the previous year. The warmer weather had a negative effect on the spares division, where sales demand is higher in colder periods. Trading profits ended marginally down compared to the previous year.

France. Whilst trends were better in the second half of fiscal year 2002, Brossette reported lower sales and profits than in the previous year, despite achieving a higher gross profit percentage. There were a number of factors which adversely affected Brossette’s performance. The heating market, which traditionally accounts for approximately 40% of Brossette’s product range, was weak throughout the year reflecting a move away from gas and oil fuelled boilers to electricity. Brossette believes it out-performed its principal competitors in a period of overall market decline and expanded its product offering in fiscal 2002 to include electrical heating products. Brossette’s net margin percentage was down on the previous year.

Rest of Europe. Despite a negative construction market, OAG in Austria in fiscal 2002 achieved a 5% increase in sales and an improvement in trading profit of 29%. The new management team had increased the focus on cost savings, product expansion and margin enhancement. The resulting net margin percentage was ahead of the previous year. OAG’s subsidiaries in the Czech Republic and Hungary accounted for nearly 14% of OAG group sales. In Hungary, both sales and profitability increased, while conditions in the Czech Republic were more difficult.

Manzardo, in Italy, focused on expansion of its branch network and other organic growth in the absence of suitably priced acquisitions to increase critical mass more quickly. At July 31, 2002, the branch network comprised 17 locations, including 11 express stores, which have been developed using the French business model.

The market for CFM in Luxembourg in fiscal 2002 was adversely affected by increased competition from foreign companies seeking to escape their depressed domestic markets. However, CFM produced sales growth of over 2% and an increase in trading profit of nearly 20%, in fiscal year 2002 assisted by certain one-off credits.

Liquidity and Capital Resources
Capital Resources

Wolseley believes the Group has adequate facilities and working capital to meet its current requirements. As of July 31, 2003, net debt amounted to £826.7 million, compared to £545.6 million at July 31, 2002 and £693.7 million at July 31, 2001. Net debt includes both short-term and long-term borrowings less cash and current asset investments, but excludes borrowings in respect of the construction loan portfolio as disclosed in Note 29 of the Consolidated Financial Statements on page F-31. The principal reason for the increase in debt in fiscal 2003 as compared to the prior year is attributable to the PBM acquisition in July 2003. The Group seeks a balance between certainty of funding and a flexible, cost-effective borrowings structure. The overall policy is to ensure that, at a minimum, all projected net borrowing needs are covered by committed facilities arranged by the corporate office, supplemented where appropriate by locally arranged overdraft facilities. The principal source of funds to the Group is committed bank debt.

During the year the Group entered into six new bilateral credit facilities. Four of the facilities were denominated in Euro and two were in US dollars; based on the fiscal year end exchange rates, the pound sterling value of these facilities was £247 million. One of these facilities, a short term facility of one year for the amount of €150 million, was used to fund part of the acquisition of PBM. The Group is currently negotiating the refinancing of this facility.

In addition, prior to acquisition, PBM had a debtor securitization program for €70 million. Following acquisition, it has been agreed that this facility should continue.

During the year, the Group entered into negotiations to refinance SBS’ construction loan program through a syndicated loan. In early September 2003 a three year facility for US$ 300 million was completed. In addition, the Group has a £200 million bank overdraft facility and a number of other uncommitted facilities, which enable the Group to maintain short-term flexibility.

Back to Contents

The year-end maturity profile of the Group’s centrally managed facilities at July 31, 2003, which comprise the Group’s material facilities, was as follows:

Maturity Date	Facility amount £m

Less than 1 year	402

1-2 years	239

2-3 years	31

3-4 years	425

4-5 years	71

5-6 years	49

Total	1,217

Cash Flows from Operations

Cash flows provided by operating activities for the fiscal year 2003 increased 4.0% to £607.7 million from £584.1 million for the same period in the previous year. By comparison, cash flows provided by operating activities during the fiscal year 2002 increased by 12.8%; from £518.0 million to £584.1 million. These increases were primarily a result of increased trading profit and improved working capital ratios.

Borrowings

Net borrowings, excluding construction loan borrowings, increased during fiscal year 2003 by £281.1 million to £826.7 million from £545.6 million at July 31, 2002. The increase in borrowings was due to expenditure on acquisitions. During fiscal year 2002 net borrowings, excluding construction loan borrowings, decreased by approximately £148.1 million to £545.6 million at July 31, 2002. The decrease in net borrowings during fiscal 2002 was due to cash flow from operating activities. Construction loan borrowings relating to the US Building Materials Distribution segment increased to £176.2 million at July 31, 2003 from £171.4 million at July 31, 2002 having declined from £215.2 million at July 31, 2001. These loans relate to construction loan receivables, which increased from £176.1 million at July 31, 2003 from £171.4 million at July 31, 2002 having declined from £215.5 million at July 31, 2001. The construction loan receivables are funded from separately identifiable bank facilities; accordingly it is considered appropriate that this specific funding should be separately identified from the Group’s general borrowing on the balance sheet. See Note 41 to the Consolidated Financial Statements for an additional description and maturity profile of borrowings. The Group’s borrowings are not significantly affected by seasonality.

Financial Instruments and Treasury Policy

For a discussion of the Group’s financial instruments and treasury policies; see Note 33 of the Consolidated Financial Statements.

Capital Expenditure

Capital expenditure, net of asset disposal proceeds, increased during the fiscal year 2003 by 11.8% from £96.8 million in the previous year to £108.2 million. The increase was due to further investment in distribution centers in both Europe and the US. Capital expenditure decreased by approximately 11% during the fiscal year 2002 from £108.8 million to £96.8 million. The fluctuation during the fiscal years was due to additional investment in information technology and distribution centers in the US during fiscal 2001. At July 31, 2003, capital expenditure commitments amounted to £43.8 million. These commitments will be financed through borrowings and primarily relate to the expansion of the branch network and additional distribution centers in both Europe and the US.

Back to Contents

Research and Development

Wolseley did not incur any costs exceeding £1 million on product research and development expenditure during the fiscal years 2003, 2002 or 2001.

Exchange Rate Fluctuations

Wolseley earns a significant proportion of its sales and profits in foreign currencies, principally the US dollar and to a lesser extent the Euro. The average US dollar to sterling exchange rate weakened against the pound by 8.7% during the fiscal year 2003, compared to a weakening of 0.7% and a strengthening of 8.7% during the fiscal years 2002 and 2001, respectively. The effect of this currency fluctuation was to reduce reported turnover and trading profits for the North American Plumbing and Heating Distribution segment and the US Building Materials Distribution segment by approximately these percentage amounts in fiscal years 2003 and 2002 and to increase reported turnover and trading profit for these segments in fiscal year 2001. During the fiscal year 2003 the Euro strengthened against the pound by 7.0%. The effect of this movement was to increase the reported profits and turnover for our European Distribution group by 2.5% and 1.9%, respectively. The Euro strengthened against the pound by 1.3% during the fiscal year 2002. The effect of this currency fluctuation was to increase reported turnover and trading profits for the European Distribution segment for the full year ended July 31, 2002 by approximately 0.5% and 0.3%, respectively.

Recently Issued Accounting Standards

FIN 45: In November 2002, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 45 (FIN 45), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34”. FIN 45 clarifies the requirements of a guarantor’s accounting for, and disclosure of, the issuance of certain types of guarantees by requiring that the guarantor recognize a liability for the fair value of the obligation it assumes under a guarantee. Wolseley has adopted the disclosure provisions of FIN 45 effective July 31, 2003. The initial recognition and measurement provisions of FIN 45 are effective on a prospective basis for guarantees that are initiated or modified after December 31, 2002. Wolseley does not expect the adoption of FIN 45 to have a material effect on the Group’s consolidated financial position or cash flows.

FIN 46: In January 2003, the FASB issued FASB Interpretation No. 46 (FIN No. 46), “Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51”. FIN No. 46 requires certain variable interest entities (“VIEs”) to be consolidated by the primary beneficiary of the entity if the investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without subordinated financial support from other parties. FIN No. 46 is effective for all VIEs created or acquired after January 31, 2003. For VIEs created or acquired prior to February 1, 2003, the provisions of FIN No. 46 must be applied for the first interim or annual period ending after December 15, 2003. Wolseley currently has no contractual relationship or other business relationship with a variable interest entity and, therefore, does not expect the adoption of FIN No. 46 to have a material effect on the Group’s consolidated financial position, results of operations or cash flows.

In May 2003, the FASB issued Statement No. 150 (“SFAS No. 150”) “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS No. 150 establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that a company classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This statement is effective for financial instruments entered into, or modified, after May 31, 2003, and otherwise is effective for the first fiscal periods beginning after December 15, 2003. Wolseley does not expect the adoption of SFAS No. 150 to have a significant effect on its results of operations or financial position.

Critical Accounting Policies

The Group’s principal accounting policies are set out on pages F-7 to F-9 of the consolidated financial statements and conform with accounting principles generally accepted in the United Kingdom (“UK GAAP”).

The preparation of financial statements in accordance with UK GAAP requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements and related footnotes. The most sensitive estimates affecting the financial statements are in the areas of assessing the recoverability of receivables, the net realizable value of inventory, the impairment of goodwill and long-lived intangible assets and the reserves in respect of self insured insurance.

Back to Contents

Allowance for Doubtful Accounts

Wolseley evaluates the collectibility of accounts receivable based on a range of factors including the age of the receivable and the creditworthiness of the customer. While Wolseley has a large geographically dispersed customer base, a slowdown in the markets in which Wolseley operates may result in higher than expected uncollectible amounts and therefore higher (or lower) than anticipated charges for irrecoverable receivables. Wolseley held allowances for doubtful debts totalling £46.2 million, £35.9 million and £33.3 million at July 31, 2003, 2002 and 2001 respectively.

Inventories

For financial reporting purposes Wolseley evaluates its inventory to ensure it is carried at the lower of cost or net realizable value. Provision is made against slow moving, obsolete and damaged inventories. To the extent that future events impact the saleability of inventory these provisions could vary significantly. Wolseley held allowances in respect of inventory balances totalling £108.2 million and £91.0 million at July 31, 2003 and 2002 respectively.

Impairment of long-lived assets

Wolseley periodically evaluates the net realizable value of long-live assets, including goodwill, other intangible assets and tangible fixed assets, relying on a number of factors, including operating results, business plans and projected future cash flows.

In its UK GAAP financial statements, Wolseley amortizes purchased goodwill arising since August 1, 1998 over its estimated economic life subject to a maximum of 20 years. Unexpected future events may evidence an economic life less than this period in which circumstances a higher amortization charge would be made in those future financial statements as a result of this shorter life. Tangible fixed assets are depreciated over their useful lives.

Where there is evidence of a potential impairment to the carrying value of either goodwill or tangible fixed assets, Wolseley undertakes an estimation of the fair value of that asset in accordance with the approach set out in Financial Reporting Standard 11. The fair value is in most cases based on the discounted present value of the future cash flows expected to arise from the business unit to which the goodwill relates, or from the individual asset or asset group. Estimates are used in deriving these cash flows and the discount rate.

For US GAAP purposes, following the adoption of SFAS 142 “Goodwill and Intangible Assets” on August 1, 2002, all pre-existing goodwill and indefinite-lived intangible assets are no longer subject to amortization but are reviewed annually for impairment. The Group completed the required impairment tests during 2003 which indicated no charge was required.

Where there is evidence of a potential impairment to the carrying value of tangible fixed assets, impairment is assessed on the basis of the anticipated undiscounted future cash flow from the relevant assets. If the net present value of estimated cash flows are lower than the carrying value of the asset, an impairment loss is recognized.

Wolseley has not experienced any impairments during the periods presented in the consolidated financial statements.

Self Insured Insurance

Wolseley operates a captive insurance company, Wolseley Insurance Limited, which is registered and operational in the Isle of Man. The company provides reinsurance exclusively to certain companies within the Wolseley Group. Provision is made based on actuarial assessment of the liabilties arising from the insurance coverage provided. To the extent that actual claims differ from that projected the provisions could vary significantly. As of July 31, 2003, the provision for claims arising from this insurance was £32.1 million.

Off-balance sheet arrangements

As at July 31, 2003, the Group had no material off-balance sheet arrangements.

Back to Contents

Contractual Obligations and Commercial Commitments

The following table sets forth the aggregate maturities of the Group’s debt, operating leases and other long-term obligations for the five years subsequent to July 31, 2003 and thereafter.

	2004	2005	2006	2007	2008	Thereafter	Total
	£m	£m	£m	£m	£m	£m	£m
Borrowings*	376.0	240.1	32.1	426.7	71.7	51.2	1,197.8
Capital lease obligations	7.3	7.4	1.8	1.7	1.7	8.1	28.0
Operating lease obligations	113.6	98.6	79.8	64.0	53.1	253.7	662.8

	496.9	346.1	113.7	492.4	126.5	313.0	1,888.6

*	Borrowings are gross and include construction loan borrowings.

Back to Contents

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Wolseley’s directors and senior management who served during the financial year 2003, and as at October 31, 2003, are as follows:

Name	Age as of October 31, 2003	Title

Richard Ireland(1) (3) (5) (6) (7)	68	Chairman (to December 13, 2002)
John W. Whybrow(1) (3) (4)	56	Chairman (from December 13, 2002, previously a non executive director)

Executive Directors
Charles A. Banks(2) (3) (5)	62	Group Chief Executive Officer
Jacques-Régis Descours(2)	56	Chief Executive Officer, Wolseley France
Fenton N. Hord(2)	57	Chief Executive Officer, US Building Materials Distribution
Claude A. S. Hornsby(2)	47	Chief Executive Officer, US Plumbing and Heating Division
Andrew J. Hutton(2)	56	Chief Executive Officer, Wolseley Centers Limited, and Building Distribution Northern Europe (to July 31, 2003)
Gérard Legtmann(2)	40	Chief Executive Officer Europe (from August 15, 2003)
Stephen P. Webster(2) (5)	50	Group Finance Director

Non Executive Directors
John M. Allan(1) (4)	55	Director
Gareth Davis(1)	53	Director (from July 1, 2003)
James I. K. Murray(1)	57	Director
Robert M. Walker(3) (4)	58	Director

Company Secretary
Mark J. White(2) (7)	43	Group Company Secretary

Member of Executive Committee
Adrian Barden(2)	48	Chief Executive Officer, Wolseley Centers Limited (From August 1, 2003)

(1)	Member of the Audit Committee
(2)	Member of the Executive Committee
(3)	Member of the Nominations Committee
(4)	Member of the Remuneration Committee
(5)	Member of the Treasury Committee
(6)	Chairman of the UK Pension Trustees (to December 31, 2002)
(7)	Trustee of the UK Pension Scheme

As of July 31, 2003, Wolseley’s board of directors was made up of eleven members comprising the Chairman, six executive directors and four non executive directors. The non executive directors are considered by the board to be independent of management and free of any private or professional relationship, which could materially interfere with the exercise of their independent judgement. The board considers that each of the non executive directors brings his own senior level of experience, gained in their own fields of mainly international operations. John Whybrow succeeded Richard Ireland as Chairman, following Mr Ireland’s retirement at the conclusion of the Annual General Meeting in 2002. Gareth Davis was appointed as non executive director with effect from July 1, 2003. Andrew Hutton retired from the board on July 31, 2003, and Gérard Legtmann was

Back to Contents

appointed to the board as Chief Executive Europe with effect from August 15, 2003. At the date of this report, there remain eleven members of the board comprising the Chairman, six executive directors and four non executive directors. Wolseley also announced on October 17, 2003 that Nigel Stein will become a non executive director effective December 1, 2003. He is the Group Financial Director of GKN plc.

The board meets regularly during the year as well as on an ad hoc basis, as required by time-critical business needs. The board has a formal schedule of matters reserved to it for its decision, although its primary role is to review the overall strategic development of the Group as a whole. Day-to-day operational decisions are delegated to the executive committee referred to at Item 6 – Directors, Senior Managers and Employees, Paragraph C – board practices. The board met eight times during the year and, save for two occasions on which a non executive director could not attend a meeting and one occasion on which illness prevented attendance by an executive director, all of the directors were in attendance for each regular meeting. The board has established a procedure for directors, if deemed necessary, to take independent professional advice at Wolseley’s expense in the furtherance of their duties and has secured appropriate insurance cover for the directors. This is in addition to the access that every director has to the Company Secretary, who is charged with ensuring that board procedures are followed and that good corporate governance and compliance is implemented within the Group. The differing roles of Chairman and Chief Executive are acknowledged and set out in writing. The Chairman has confirmed that he would not chair any other major company’s board.

The Chairman has addressed the developmental needs of the board as a whole, with a view to developing its effectiveness as a team and assists in the development of skills, knowledge and expertise. During the year, the board reviewed its effectiveness and made changes to the content, delivery and presentation of papers that are prepared for each meeting. Meetings between the non executive directors, both with and without the presence of the Chairman and Mr Banks, are now scheduled in the board’s annual timetable and the board has also agreed that two board meetings should be held each year at divisional locations to help board members gain a deeper understanding of the business.

Performance evaluations have been carried out for each member of the board. Executive directors’ performance has been assessed by the Chairman and Mr Banks, Mr Banks’ performance by the Chairman and the non executive directors, the Chairman’s performance by the non executive directors and Mr Banks and the non executive directors’ performance by Mr Banks and the Chairman. In line with the Higgs report and the Revised Code, as referred to at Item 6 – Directors, Senior Managers and Employees, Paragraph C – board practices, the executive directors are encouraged to take on not more than one non executive position on a non-competitor board, for which they may retain payments received in respect of the appointment. In order to avoid any conflict of interest all appointments are subject to the board’s approval. Succession is considered to be a matter for the whole board rather than for a committee.

Wolseley’s articles of association provide that one-third of the directors retire by rotation each year and that each director will seek re-election at the Annual General Meeting every three years. Additionally, new directors are subject to election by shareholders at the first opportunity after their appointment. Messrs Banks, Descours and Hornsby will seek re-election no later than 2004, Messrs Allan, Murray and Walker no later than 2005 and Messrs Davis, Hord, Legtmann, Webster and Whybrow no later than 2006. It is board policy that non executive directors should not generally serve on the board for more than nine years. In cases where it is proposed to exceed this period the director concerned will retire annually and offer himself for re-election. Following their appointment, formal comprehensive and tailored induction is offered to all non executive directors. Although the non executive directors are not asked, at present, to meet the shareholders of Wolseley, their attendance at presentations of the annual results is encouraged. The Chairman ensures that the board maintains an appropriate dialogue with shareholders.

Following the appointment of Gareth Davis on July 1, 2003, the board has four independent non executive directors, excluding the Chairman, within the definition set out in the Revised Code. Whilst the board recognizes that currently less than half the members of the board are comprised of such directors, it is seeking to recruit more non executive directors over time. The board acknowledges the recommendations made by the Higgs report on the importance of drawing potential board candidates from a wider pool.

Background Information Concerning Current Directors and Senior Management

John W. Whybrow. Mr Whybrow was first appointed to the board on August 1, 1997. He was Deputy Chairman from April 12, 2002 until his appointment as Chairman on December 13, 2002. He is a member of the Audit and Remuneration Committees (having stepped down as Chairman of the Remuneration Committee on

Back to Contents

December 13, 2002) and is Chairman of the Nominations Committee. Mr Whybrow is a non executive director of Dixons Group plc and was President and Chief Executive Officer of Philips Lighting Holding B.V., based in The Netherlands until 2001 and Executive Vice President, Philips Electronics N.V. from 1998 until March 2002, when he returned to the UK.

Charles A. Banks. Mr Banks was first appointed to the board on August 1, 1992. He was appointed Group Chief Executive Officer on May 3, 2001. He was previously Chief Executive Officer of Ferguson Enterprises and spent 34 years with that company. He is a non executive director of Bunzl plc and of Harbor Bank, which is headquartered in Virginia.

Jacques-Régis Descours. Mr Descours was first appointed to the board on September 1, 1998. Mr Descours is Chief Executive Officer of Wolseley France. He joined Brossette in 1984 and was appointed its Finance Director on January 1, 1992. He was appointed Deputy Managing Director of Brossette in November 1994 and Managing Director on February 1, 1997. His responsibilities were extended to include the business of Pinault Bois & Matériaux following the completion of the acquisition of that company on July 7, 2003.

Fenton N. Hord. Mr Hord was first appointed to the board on October 2, 2000. Mr Hord joined the Group as Chief Executive Officer of Stock Building Supply Inc in 1987. Prior to joining the Group, Mr Hord was President of Eskimo Pie Corporation, which was at the time a subsidiary of Reynolds Metals Co. (now Alcoa). He is a non executive director of Reeds Jewelers Inc.

Claude A. S. Hornsby. Mr Hornsby was first appointed to the board on May 3, 2001. Mr Hornsby is responsible for the US Plumbing and Heating Division, which incorporates Ferguson, Familian Northwest and the US business of Westburne, the Canadian group acquired in 2001. Mr Hornsby has spent 25 years with Ferguson.

Gérard Legtmann. Mr Legtmann joined Wolseley and was appointed to the board on August 15, 2003. Mr Legtman is the Chief Executive for Europe. Prior to joining the Group he was previously with Brambles, where he was most recently President and Chief Executive of the company’s Chicago based worldwide rental activities and Chairman of Brambles North America. Prior to Brambles, he held senior executive positions with ABB and General Electric.

Stephen P. Webster. Mr Webster was first appointed to the board on August 1, 1994 as Group Finance Director designate. He was appointed as Group Finance Director on December 9, 1994. Mr Webster was formerly a partner in Price Waterhouse and is a Chartered Accountant. Mr Webster is a non executive director of Bradford & Bingley plc.

John M. Allan. Mr Allan was first appointed to the board on June 1, 1999. He is a member of the Audit and Remuneration Committees. Mr Allan is currently Chief Executive of Exel plc and a non executive director of PHS Group Plc. He is a member of the CBI Presidents’ Committee and is President of the Freight Transport Association.

Gareth Davis. Mr Davis was first appointed to the board on July 1, 2003. He is a member of the Audit Committee. Mr Davis has been Chief Executive of Imperial Tobacco Group plc since its incorporation in 1996, having spent the last 30 years in the tobacco industry.

James I. K. Murray. Mr Murray was first appointed to the board on April 12, 2002. He is Chairman of the Audit Committee and is a non executive director of UK Coal PLC. Mr Murray was Finance Director of Land Securities Plc from 1991 until his retirement in 2001.

Robert M. Walker. Mr Walker was first appointed to the board on July 1, 1999. He is Chairman of the Remuneration Committee and a member of the Nominations Committee. Mr Walker is currently Group Chief Executive of Severn Trent Plc. He previously worked for Procter and Gamble, McKinsey and Company and for over 20 years with PepsiCo Inc., where he was a Divisional President.

Mark J. White. Mr White joined Wolseley on July 1, 2002 as the Group Company Secretary. He is a solicitor and is secretary to the Audit, Nominations, Treasury and Remuneration Committees and is a member of the Executive Committee. Mr White was previously Company Secretary of Enterprise Oil plc and Rotork plc.

Adrian Barden. Mr Barden was appointed as Chief Executive of Wolseley Centers on August 1, 2003. He is a member of the Executive Committee. Mr Barden has been employed by the Group since 1991 and was appointed

Back to Contents

Managing Director of the Heavyside Division in 1996. He has spent his working life in the building materials distribution industry.

B.	Compensation

Director and Senior Management Compensation

Wolseley’s policy now, and for the future, is to provide remuneration packages that fairly reward executives for the contribution they make to the business, having regard to the size and complexity of the Group’s business operations and the need to attract, retain and motivate executives of the highest quality. Remuneration packages comprise salary, performance bonuses, share options, long-term incentives, benefits-in-kind and pensions. Wolseley takes a total approach to remuneration, which includes all these elements. The packages are designed to be broadly comparable with those offered by similar international businesses and reflect competitive practices in the countries and markets in which the executive directors operate. The policy is designed to incentivize the directors to meet Wolseley’s financial and strategic objectives such that a significant proportion of remuneration will be performance related. The remuneration committee considers that the targets set for the different elements of performance related remuneration are appropriate and demanding in the context of Wolseley’s trading environment and the business challenges it faces. Under Wolseley’s Articles of Association, the maximum aggregate amount of remuneration payable to Wolseley’s non executive directors (as a group) is £500,000 per annum.

For the fiscal year ended July 31, 2003, the aggregate compensation paid or accrued by Wolseley and its subsidiaries to or for all directors and senior management for the year to July 31, 2003 as a group (13 persons) for services in all capacities was £4.731 million. Such compensation was primarily in the form of salaries and amounts paid as bonuses pursuant to performance linked bonus plans in which all executive directors participated. Bonuses paid to directors are supervised by the remuneration committee.

Back to Contents

Remuneration during the fiscal year ended July 31, 2003 of the directors and senior management in office during fiscal year 2003 was as follows:

	Salary/ Fees	Annual Bonus	Benefits	Total Fiscal 2003	Total Fiscal 2002

	£’000	£’000	£’000	£’000	£’000
Non Executive Chairman
Richard Ireland (to December 13, 2002)	63	–	2	65	158
John W. Whybrow (from December 13, 2002)	118	–	–	118	29

Executive Directors
Charles A. Banks(a)	724	565	122	1,411	1,429
Jacques-Régis Descours	295	83	2	380	344
Fenton N. Hord	417	219	1	637	944
Claude A. S. Hornsby	339	410	18	767	902
Andrew J. Hutton(b)	324	128	24	476	425
Stephen P. Webster(c)	335	131	116	582	439

Non Executive Directors
John M. Allan	30	–	–	30	29
Gareth Davis(d)	3	–	–	3	–
James I. K. Murray(e)	32	–	–	32	10
Robert M. Walker	32	–	–	32	29

Company Secretary
Mark J. White(f)	140	41	17	198	15

	2,852	1,577	302	4,731	4,753

Notes:

(a)	£70,000 (2002 – £128,000) of the figure for benefits relates to relocation from the US to the UK.
(b)	Mr Hutton retired on July 31, 2003.
(c)	£51,666 (2002 – £9,000) of the figure for benefits relates to relocation from Droitwich, UK to Theale, UK and £37,000 relates to pension supplement.
(d)	From July 1, 2003.
(e)	From April 12, 2002 for fiscal 2002 figures.
(f)	From July 1, 2002 for fiscal 2002 figures. £9,000 of the figure for benefits relates to pension supplement.

Salaries

Basic salaries of executive directors are determined having regard to competitive market data, the degree of individual responsibility, individual performance and after giving consideration to the wider economic and employment backdrop, including pay and employment conditions elsewhere in the Group. The target salary is at the median with the opportunity to go above this level subject to sustained individual performance. The remuneration committee reviewed the salaries of the executive directors with effect from August 1, 2002 having consulted with both the Chairman and Mr Banks.

Performance bonuses

Performance bonus arrangements are designed to encourage individual performance, corporate operating efficiencies and profitable growth. A new annual bonus plan was introduced for certain executive directors with effect from August 1, 2000. The plan, and the level of payment, is intended to provide a more direct link to annual performance and depends on performance against annual targets of return on capital, working capital/sales, Group profit before tax and, where relevant, profit before tax for the appropriate division. No payment will be made where actual performance falls short of 80% of the targets for the US based directors and 90% for the other directors. Payments are capped if targets are surpassed by 10% or more. The following percentages of base salary would be paid in bonus subject to the achievement of the minimum percentages of target: Mr Banks 60%, Messrs Descours, Hutton and Webster 30%, Mr Hord 78% and Mr Hornsby 80% rising, in each case upon the

Back to Contents

achievement of 110% of target, to 100%, 50%, 124% and 160%, respectively, of base salary. Bonus percentages increase on a linear basis for achievement of between 80-90% of target and 110% of target.

Long-term cash incentive plans

The object of the long-term cash incentive plans, the first of which was specifically introduced to facilitate Mr Banks’ recruitment as Chief Executive in 2001, is to provide a cash bonus conditional upon Wolseley’s total shareholder return (“TSR”) over three years. The second plan was approved by shareholders at the Annual General Meeting held in 2002. Each long-term cash incentive plan is a discretionary plan. The remuneration committee’s policy is to make an annual award under the plans to Mr Banks and to the executive directors and other senior executives respectively. No award may exceed 100% of salary, and to date no award has exceeded 50% of salary at the time the award was granted. All awards are made subject to the achievement of stretching performance conditions. TSR has been selected as a performance condition to more closely align the interests of the executive directors and senior executives with those of shareholders over the long term. It rewards the relative out performance of Wolseley against a defined list of comparator companies. Calculations are performed independently and are approved by the remuneration committee.

The lists of comparator companies for the awards made in each of fiscal years 2001, 2002 and 2003 under the plan for Mr Banks and the list for the awards made to the other executive directors and senior employees in fiscal years 2002 and 2003 are based upon the constituent members of the FTSE 100 as at the dates of grant, excluding bank, telecommunications, IT and utility companies but together with CRH plc, RMC plc and Travis Perkins plc which are companies that compete in the same sector.

The maximum awards under the plans will only be payable if Wolseley’s TSR over the relevant performance periods are in the top decile of the comparator group. No amount is payable if Wolseley’s comparative TSR performance is ranked at, or below, the median and the vesting percentage will be determined on a linear basis for intermediate rankings.

Back to Contents

Details of the awards conditionally made to the executive directors and senior management in office during the year under the long-term cash incentive plans and outstanding at July 31, 2003, as well as at the date of this report, are shown in the table below:

Name of Director	Interests in £ held at August 1, 2002	Interests in £ awarded during the year	Interests in £ held at July 31, 2003	Interests in £ held at the date of this report	Performance periods

Charles A Banks	365,981	369,908	735,889	1,126,854	August 1, 2001 – July 31, 2006

Jacques-Régis Descours	–	139,423	139,423	299,170	August 1, 2002 – July 31, 2006

Fenton N Hord	–	150,000	150,000	295,439	August 1, 2002 – July 31, 2006

Claude S Hornsby	–	174,194	174,194	537,615	August 1, 2002 – July 31, 2006

Andrew J Hutton	–	162,000	162,000	162,000	August 1, 2002 – July 31, 2005

Gérard Legtmann	–	–	–	175,000	August 1, 2003 – July 31, 2006

Stephen P Webster	–	167,500	167,500	360,000	August 1, 2002 – July 31, 2006

Mark J White	–	56,000	56,000	118,000	August 1, 2002 – July 31, 2006

Notes:
Andrew Hutton’s award remains extant notwithstanding his retirement on July 31, 2003.
Adrian Barden is not included in this table as he was appointed Chief Executive of Wolseley Centers on August 1, 2003. His interests held under the long-term cash incentive plan as at the date of this Annual Report were £147,200, for the performance periods August 1, 2002 to July 31, 2006.

Pension

UK executive directors participate in the Wolseley Group Retirement Benefits Plan (the “Plan”). The Plan is a defined benefit scheme and provides benefit based on final pensionable salaries. Group companies make contributions to the Plan based on the recommendation of the Plan actuary. UK executive directors contribute 5% per annum of pensionable salary to the Plan. Bonuses payable to UK executive directors are not pensionable.

The UK Finance Act 1989 introduced an earnings cap (the “Cap”) for employees joining the Plan after May 31, 1989. This has the effect of limiting the amount of an employee’s salary that can qualify for a pension through an approved pension scheme. The limit is currently £99,000 per annum. Mr Webster is the only current UK director in office on July 31, 2003 who is subject to the Cap. Wolseley has agreed to provide Mr Webster with benefits which are broadly comparable with those that would have applied under the Plan had the Cap not been introduced. Additionally, the Finance Act 1989 capped life assurance payable through an approved pension scheme in respect of such executives. Wolseley has taken out an insurance policy to cover that part of the life assurance for Mr Webster which is in excess of the Cap. The amount charged to the profit and loss account during the year in respect of this future obligation was £33,061 (including £1,961 in respect of life assurance) (2002: £55,004).

Messrs Banks and Hornsby participate in the defined contribution pension arrangements of Ferguson Enterprises. Mr Hord participates in the defined benefit and defined contribution plans of SBS. Mr Descours participates in the defined benefits pension arrangements of Brossette.

Mr Hord is a member of a US non-qualified plan, which will provide a benefit for 20 years after retirement at age 60 of 40% of final pensionable salary. At Mr Hord’s option, and with Wolseley’s consent, the benefit can be paid over a period of 5, 10 or 15 years with an equivalent total benefit.

Back to Contents

Bonuses are generally not included in calculating pension payments. It has been agreed that, in line with current US practice, contributions to defined contribution pension plans will be set at 15% of base salary and bonus for Messrs Banks and Hornsby capped at bonus levels of $420,000 and $400,000 respectively. In the case of Mr Hord, in order to preserve his pension entitlement at the date the new bonus scheme was introduced, it has been agreed that his bonus up to a maximum of US$742,400 would remain pensionable.

A US subsidiary of Wolseley has a commitment to a former Wolseley director, who is a United States citizen, to pay a joint survivor pension of $300,000 per annum for fifteen years from August 1, 1993. The net present value of the future obligation as of July 31, 2003 was £778,000 (2002: £993,000) which has been charged in prior years’ accounts.

Additionally, Brossette, a French subsidiary of Wolseley, has a commitment to a former Wolseley director, who is a French citizen, to pay an annual pension of €206,165, with a widow’s entitlement of 60%, subject to an annual increase based on the agreed French pension index. The full actuarial cost of this arrangement was provided in previous years as part of Brossette’s ongoing pension obligations. Wolseley is guarantor of this future pension commitment, which as of July 31, 2003 was approximately £2.4 million (2002: £2.1 million).

Two US defined benefit plans and the Canadian Plan are funded. The fair value of the assets as at July 31, 2002 in the funded plans is £44.0 million, which equals 81.3% of the accrued benefits, as referred to in Note 34 of the Consolidated Financial Statements, which also details the other pension plans within the Group.

The following table shows the directors and senior management participating during the year in the Group’s defined benefits plans and the amounts of benefit accrued at the end of the year as if the director or manager had left service on July 31, 2003, the change in accrued benefit over the year, the transfer value at both the beginning and end of the year as well as the change in the transfer value over the year as required by the UK Directors’ Remuneration Report Regulations 2002. The increase in transfer value figures represents an obligation on the pension fund or Wolseley – they are not sums due or paid to the director or manager. The UK Listing Rules require additional disclosure of the change in accrued benefit net of inflation and the transfer value of this change. These pension liabilities are calculated using the cash equivalent transfer value method prescribed in the Listing Rules of the UK Listing Authority.

		UK Directors’ Remuneration Report Regulations 2002					UK Listing Rules
	Age at July 31, 2003	Pension accumulated 2003	Increase in pension 2003	Transfer Value		Increase in transfer value 2003 (excluding member contributions)	Pension Accumulated 2003	Increase in pension 2003 (net of revaluation)	Transfer value of the increase in 2003 (excluding member contributions)
				2003	2002

		£000	£000	£000	£000	£000	£000	£000	£000
Adrian Barden	48	26	2	213	167	41	26	2	10
Jacques-Régis	55	86	1	1,266	1,197	69	86	(0.4	(6)
Descours(1)		130	6	91	81	10	130	4	3
Fenton N Hord	56	286	13	4,321	4,056	264	286	0.4	(102)
Andrew J Hutton(2)	56	155	17	2,893	1,833	1,045	155	15	810
Stephen P Webster(3)	50	15	2	161	122	24	15	2	3
		36	8	351	249	103	36	7	72
Mark J White	43	2	2	10	1	4	2	2	4

(1)
Mr Descours is also entitled to a lump sum on retirement under the Brossette Retirement Indemnities Plan. The third row of figures in the above table relates to the lump sum benefits payable under this plan.

(2)
Mr Hutton retired on July 31, 2003. The above figures represent the value of actual retirement benefits taken by Mr Hutton. The pension accumulated of £155,000 is stated before the payment of a lump sum. £198,655 of the £810,000 increase in transfer value in fiscal year 2003 relates to the value of the increase in accrued benefits for the year.

(3)	Mr Webster is also entitled to benefits under a Funded Unapproved Retirement Benefits Scheme. The penultimate row of figures in the above table relates to the benefits payable under such plan.

Back to Contents

The following table shows those directors participating in money purchase pension plans and the cost of Wolseley’s contributions thereto:

Pensions: Money Purchase Plans	2003	2002

	£000	£000
Charles A Banks	138	174
Fenton N Hord	2	6
Claude S Hornsby	96	87

Other benefits

Executive directors receive a number of other benefits principally related to the provision of company cars, life assurance and health care arrangements and, in the case of Messrs Banks and Webster, relocation and housing allowances following, respectively, their relocations from the US to the UK and from Droitwich, UK to Theale, UK, where Wolseley’s head office is now located.

Non Executive directors

The remuneration of non executive directors during the fiscal year was made up of a basic fee and an additional fee where a non executive director acts as Chairman of either the audit or remuneration committees. Fees are reviewed from time to time by the board. The non executive directors do not have service contracts and do not participate in any incentive plan nor is any pension payable in respect of their services as non executive directors. The board’s policy is that non executive directors are normally appointed for an initial term of three years, which is then reviewed and extended for a further three year period. Appointments may, however, be terminated upon six months’ notice. There are no provisions for compensation in the event of termination. The terms and conditions of appointment of the non executive directors are available for inspection at Wolseley’s registered office during normal business hours and at the Annual General Meeting.

Share Option Plans

Wolseley has adopted six share option plans: the 1984 Executive Share Option Scheme and the 1989 Executive Share Option Scheme (collectively, the “Executive Option Schemes”); the Wolseley Employees Savings Related Share Option Scheme 1981 (the “UK Option Scheme”) and the Wolseley Irish Sharesave Scheme 2000 (the “Irish Option Scheme”), (collectively the “Employees Savings Option Schemes”); the Wolseley Employees International Stock Appreciation Plan (the “SAP”); and the Wolseley Employee Share Purchase Plan 2001 (the “Purchase Plan”). The number of Ordinary Shares over which options may be granted under the Executive Option Schemes may not, in any ten year period, exceed five percent of the issued share capital of Wolseley from time to time. The number of Ordinary Shares over which options may be granted under the Employees Savings Option Schemes, the SAP and the Purchase Plan may not, in any ten year period, when aggregated with options under the Executive Option Schemes, exceed ten percent of the issued share capital of Wolseley from time to time. Shares are allotted under the Executive Option Schemes, the Employees Savings Option Schemes, the SAP and the Purchase Plan when the options are exercised.

Executive Option Schemes

Eligibility – All executive directors and other senior company management, as well as all other full-time employees of Wolseley, are eligible to participate in the Executive Option Schemes. A “full-time” employee is an employee with a normal contractual working week of 25 hours or more. At July 31, 2003, there were approximately 200 participants in the Executive Option Schemes.

Options – Options entitle the recipient to purchase Wolseley’s Ordinary Shares and are evidenced by an option certificate which includes the number of shares comprised in the option, the exercise price of the option and the date the option was granted to the recipient. Options are personal to the participant and his personal representatives and may not be transferred. No payment is required for the grant of an option.

Exercise price – The exercise price of an option may not be less than the higher of (i) the nominal value of a share; and (ii) for European participants, an amount equal to the middle market quotation of a share on the dealing day immediately preceding the date of grant and for US participants, the dealing day of the date of grant, as derived from The London Stock Exchange Daily Official List.

Back to Contents

Performance conditions – The remuneration committee considers annually the levels of option grants, which are phased over time. An option becomes exercisable on the third anniversary of the date of grant, but in respect of options granted after May 31, 1994, it cannot be exercised unless a performance test has been satisfied. Thereafter, it may be exercised at any time until it lapses, 10 years from the date of grant. Options granted between May 1994 and December 1996 may not be exercised unless the growth in earnings per share over a period of three consecutive fiscal years exceeds the growth in the UK Retail Price Index over the same period by at least 6%. Options granted in, and subsequent to, December 1997 may not be exercised unless growth in earnings per share over a period of three consecutive fiscal years exceeds growth in the UK Retail Price Index over the same period by at least 9%. In addition, the number of options exercisable by executive directors is determined by the return on capital employed achieved over the same rolling three year period. For options granted in 1997 and 1998, achieving a return on capital employed of 15% per annum will enable 50% of options granted to become exercisable, rising on a sliding scale to 100% for achieving a return on capital employed of 20% or more. With effect from October 1999, the maximum return on capital employed required to permit exercise of 100% of options granted was reduced from 20% to 17.5% and the sliding scale was adjusted accordingly.

Individual limit – The maximum number of shares over which a participant may be granted an option on any date is subject to the limit that the aggregate exercise price of that option, when added to the aggregate exercise prices of shares comprised in any extant options to subscribe for shares granted to the participant within the previous ten years under the Executive Option Schemes and any other employee share option scheme operated by Wolseley (excluding shares which are the subject of options granted under any savings related share option scheme and any shares issued upon the exercise of options), may not exceed four times the participant’s total remuneration for Wolseley’s current or preceding fiscal year (whichever of those years gives the greater amount) or, where the participant did not receive remuneration for the preceding fiscal year, four times his total remuneration for the 12 month period beginning with the first day of the current fiscal year in which the participant received remuneration.

Exercise of options – Options may be exercised in whole or in part following the earliest of (i) the expiration of three years from the date of grant of the option; (ii) the participant’s termination of employment by reason of his death, injury or disability (and in the case of the 1984 Executive Share Option Scheme, redundancy); (iii) the participant’s termination of employment for any reason other than his death, injury or disability if the board in its absolute discretion so determines; or (iv) the date the option becomes exercisable upon a change of control of Wolseley or the winding up of Wolseley. Upon a change of control of Wolseley, and subject to the Companies Act 1985 (the “Companies Act”), the general corporations law of England and Wales, a participant generally may exercise an option at any time within a six month period following the later of the date on which control of Wolseley passes to an acquiror and the date on which the offer to acquire becomes unconditional to exercise any unexercised option then held by the participant. Upon the voluntary winding-up of Wolseley, the participant may exercise an option upon receipt of notice of a meeting to consider such matter.

Lapse of options – An option shall lapse (to the extent that it has not been previously exercised) upon the earliest of (i) the expiration of ten years from its date of grant; (ii) the expiration of 12 months from the date of participant’s death; (iii) the expiration of 12 months from the date upon which the participant’s employment terminates by reason of injury or disability (and in the case of the 1984 Executive Share Option Scheme, redundancy); (iv) the expiration of 18 months from the date on which the participant retires from employment; (v) the date on which the participant’s employment is otherwise terminated; (vi) upon a change of control of Wolseley, the date that is immediately after the expiration of the applicable six month time period for exercise of options; or (vii) upon the voluntary winding-up of Wolseley, a date that is immediately after the commencement of such winding up of Wolseley.

Issue of shares – Shares issued and allotted pursuant to the Executive Option Schemes rank in full for all dividends and other distributions paid by reference to a record date falling on or after the date on which the allottee is entered on the register of shareholders of Wolseley and shall in all other respects rank equally with other shares issued by Wolseley of the same class.

Employee Savings Option Schemes

Eligibility – Under the UK Option Scheme, all UK directors and employees of Wolseley with at least six month’s service prior to Wolseley’s results announcement which immediately precedes a grant of options are eligible to participate in the UK Option Scheme. Under the Irish Option Scheme, all Irish directors and employees of Wolseley in service on the date of Wolseley’s annual general meeting immediately preceding a grant of options

Back to Contents

are eligible to participate in the Irish Option Scheme. The board has discretion to include other employees. At July 31, 2003, there were approximately 3,250 participants in the Employees Savings Option Schemes.

Options – Options entitle the participant to acquire Ordinary Shares. Options will be personal to the participant and his or her personal representatives and may not be transferred or assigned. No payment is required for the grant of an option.

Exercise price – The exercise price of an option is determined by the board and may not be less than the greater of (i) the price which is the higher of (a) eighty percent and (b) such greater percentage as may be required by appropriate tax legislation, of the middle market quotation for Ordinary Shares for such dealing day falling as near to (but not earlier than) 30 days immediately preceding the date of grant, as derived from The London Stock Exchange Daily Official List; and (ii) the nominal value of an Ordinary Share.

Grant of options – Options may be granted with durations of three, five or, for the UK Option Scheme, seven years. Participants choose the duration of their option at the time of grant. It is a condition of granting an option that participants enter into a savings contract with an approved savings institution under which participants save between £10 and £250 per month (for the UK Option Scheme) or €12 and €320 per month (for the Irish Option Scheme), for a three year (36 monthly contributions) or five year (60 monthly contributions) period depending on whether they have chosen a three, five or seven year option. After either 36 or 60 monthly contributions have been made, the three or five year option matures, a bonus is payable and participants may exercise their options and buy Ordinary Shares in Wolseley at the exercise price. Participants who choose a seven year option at the time of grant are required to leave their savings accumulated over five years undistributed for another two years, at which time a further bonus is payable and they may exercise their option. Options may be exercised only with the available proceeds of the savings contract together with the applicable bonus. Participants may withdraw from a savings contract at any time (though their options will then lapse) and are not obligated to exercise an option when the contract matures at the relevant bonus date. All savings contracts of any individual which are linked to options are aggregated for the purposes of an overall limit on savings of £250 or €320 per month (as the case may be) per participant. No options may be granted more than 20 years after the first grant of options under the Employees Savings Option Schemes.

Exercise of options – Upon the maturity of a savings contract, a participant has six months in which to use the savings from the savings contract and the bonus to exercise his option and purchase Ordinary Shares at the exercise price. Once six months have passed, the option lapses. In some circumstances, a participant may use his savings and exercise his option before it reaches maturity. These circumstances include (i) the death of a participant; (ii) termination of a participant’s employment by reason of his injury, disability, redundancy or retirement (if a participant’s employment terminates other than in these circumstances, his options will lapse upon the date of such termination); (iii) the participant attaining his retirement date but remaining employed thereafter; (iv) a change of control of Wolseley; and (v) the voluntary winding-up of Wolseley.

Issue of ordinary shares – Ordinary Shares purchased on the exercise of options will rank equally with the issued Ordinary Shares, except for rights attaching to Ordinary Shares by reference to a record time or date preceding the time or date of purchase.

Individual limits – The monthly contributions payable by participants under a savings contract (i) when added to any contributions payable in any month by such participant under other existing savings contracts, must not exceed £250 or €320 (as the case may be) per participant or such greater sum as may be permitted by appropriate tax legislation and which have been approved by the board and (ii) shall not be less than £10 (or the € equivalent).

Wolseley Employees International Stock Appreciation Plan (“SAP”)

On September 12, 1997, Wolseley established the SAP for employees who are not eligible to participate in the Employees Savings Option Schemes. Directors were not entitled to participate in the SAP. Participants in the SAP must be employed by a participating company, as determined by the board from time to time. Participants were granted awards comprised of units of Ordinary Shares with a base price per unit not to exceed the greater of (i) a price which is 80% of the middle market quotation for Ordinary Shares on the date immediately preceding the date of grant as derived from the London Stock Exchange Daily Official List and (ii) the nominal value of an Ordinary Share.

Back to Contents

Upon exercise of an award, participants are paid a cash bonus in an amount determined by a formula reflecting the value of the Ordinary Shares on the date of exercise. Awards are automatically exercisable upon the earlier to occur of a specified date during the year that is the fifth year anniversary of the date of grant or a specified date during the year in which there is a change of control of Wolseley or a resolution to wind up Wolseley has been approved. A participant’s awards will lapse upon his termination of employment from a company participating in the SAP. The SAP has now been succeeded by the Wolseley Employee Share Purchase Plan 2001.

At July 31, 2003 there were approximately 2,676 employees participating in the SAP.

Wolseley Employee Share Purchase Plan 2001 (the “Purchase Plan”)

On September 21, 2001, Wolseley established the Purchase Plan in place of the SAP noted above. The Purchase Plan (which is a US Revenue Code 423 Plan) offers to eligible employees of participating companies the opportunity to purchase Ordinary Shares (which include ADSs evidencing the Ordinary Shares) through share options granted to them under the Purchase Plan. An employee or director of a participating company is eligible to participate in the Purchase Plan if he or she (i) has been employed continuously by a participating company for at least one year, (ii) customarily works more than twenty hours per week for a participating company and (iii) customarily works more than five months in a calendar year for a participating company. Wolseley directors may participate in the Purchase Plan if they satisfy the foregoing requirements.

Eligibility

Eligible employees participate in the Purchase Plan by submitting an enrollment form which specifies the amount of his or her compensation that will be withheld and accumulated for Purchase Plan purposes. The amount of compensation to be withheld must be at least $25 per month but not more than $400 per month (or such other minimum or maximum amounts as may be established by the board from time to time). Compensation that is withheld is applied to the purchase of Ordinary Shares as of the applicable exercise date unless the participant has terminated employment or withdrawn from the Purchase Plan before that date.

Option Price

The option price per share for Ordinary Shares purchased on the exercise of an option shall not be less than 85% of the Fair Market Value of the Ordinary Shares on the date of grant (but in all cases must be at least the nominal value of an Ordinary Share). The term “Fair Market Value” means, on any given date, the closing middle market quotation of an Ordinary Share as derived from the London Stock Exchange Daily Official List or the primary stock exchange on which the Ordinary Shares are listed.

A participant may discontinue his or her participation in the Purchase Plan at any time by giving written notice to that effect to the board at any time prior to the exercise date. The amount credited to a participant’s account will be distributed to the participant upon a withdrawal from the plan.

Grant of Options

The first award was made under the Purchase Plan in March 2002 when options over 530,169 Ordinary Shares were granted to 3,274 employees at an option price of 597 pence per share. These options vested on April 8, 2003.

A second award was made in March 2003 at an option price of 437.75p per share. Options to purchase 426,182 Ordinary Shares were granted to 3,212 employees – 386,523 options were granted to 2,596 employees based in the US and 49,659 options were granted to 616 employees based in Canada. The rules of the Purchase Plan were amended during fiscal 2003 to allow for participants to ‘top-up’ their contributions to the maximum levels, on a one-time basis. Accordingly, options to purchase an additional 1,823,971 Ordinary Shares were awarded in 2003 to allow for this top-up option.

Back to Contents

Share Option Information

As at October 31, 2003, there were outstanding options to purchase a total of 2,397,800 Ordinary Shares that had been granted by Wolseley to its directors and senior management. Details of options outstanding under the Executive Option Schemes and the Employees Savings Option Schemes and of the interests of the directors and senior management in such schemes as of October 31, 2003 are set out below:

Title of plan	Number of Ordinary Shares issuable upon exercise	Range of exercise prices per Ordinary Share (pence per share)	Range of expiration dates

Executive Option Schemes	6,276,928	349.75 – 543.00	11/2003 – 11/2012
Employees Savings Option Schemes	4,130,390	251 – 597	5/2004 – 12/2010

Executive share option schemes

Name of director / senior manager	Exercise price per ordinary share (pence per share)	Options Exercisable between	Options at July 31, 2003	Options at October 31, 2003	Options at August 1, 2002 or on appointment

Charles A. Banks(a)	350.25	1996-2003	–	–	19,200
	388.75	1997-2004	16,800	16,800	16,800
	440.00	1998-2005	14,500	14,500	14,500
	483.50	2000-2007	35,000	35,000	35,000
	381.00	2001-2008	25,000	25,000	25,000
	397.00	2002-2009	22,000	22,000	22,000
	349.75	2003-2010	50,000	50,000	50,000
	468.00	2004-2011	400,000	400,000	400,000
	467.00	2004-2011	150,000	150,000	150,000
	543.00	2005-2012	225,000	225,000	–

Adrian Barden(b)	433.00	1998-2005	6,400	6,400	6,400
	483.50	2000-2007	6,000	6,000	6,000
	381.00	2001-2008	6,000	6,000	6,000
	397.00	2002-2009	8,000	8,000	8,000
	349.75	2003-2010	13,000	13,000	13,000
	467.00	2004-2011	14,000	14,000	14,000
	543.00	2005-2012	20,000	20,000	–

Jacques R. Descours(a)	350.25	1996-2003	7,200	–	7,200
	388.75	1997-2004	8,000	8,000	8,000
	433.00	1998-2005	8,300	8,300	8,300
	456.50	1999-2006	10,000	10,000	10,000
	483.50	2000-2007	10,000	10,000	10,000
	381.00	2001-2008	25,000	25,000	25,000
	397.00	2002-2009	22,000	22,000	22,000
	349.75	2003-2010	50,000	50,000	50,000
	467.00	2004-2011	50,000	50,000	50,000
	543.00	2005-2012	50,000	50,000	–

Back to Contents

Name of director / senior manager	Exercise price per ordinary share (pence per share)	Options Exercisable between	Options at July 31, 2003	Options at October 31, 2003	Options at August 1, 2002 or on appointment

Fenton N. Hord(a)	388.75	1997-2004	13,000	–	13,000
	440.00	1998-2005	13,000	–	13,000
	456.50	1999-2006	10,000	10,000	10,000
	483.50	2000-2007	10,000	10,000	10,000
	381.00	2001-2008	10,000	10,000	10,000
	397.00	2002-2009	12,000	12,000	12,000
	349.75	2003-2010	50,000	50,000	50,000
	467.00	2004-2011	75,000	75,000	75,000
	543.00	2005-2012	60,000	60,000	–

Claude A. S. Hornsby(a)	220.75	1995-2002	–	–	8,000
	350.25	1996-2003	–	–	7,600
	388.75	1997-2004	8,000	8,000	8,000
	440.00	1998-2005	8,000	8,000	8,000
	456.50	1999-2006	8,000	8,000	8,000
	483.50	2000-2007	8,000	8,000	8,000
	381.00	2001-2008	8,000	8,000	8,000
	397.00	2002-2009	10,000	10,000	10,000
	349.75	2003-2010	15,000	15,000	15,000
	485.00	2004-2011	100,000	100,000	100,000
	467.00	2004-2011	75,000	75,000	75,000
	543.00	2005-2012	80,000	80,000	–

Andrew J. Hutton(c)	483.50	2000-2007	35,000	35,000	35,000
	381.00	2001-2008	25,000	25,000	25,000
	397.00	2002-2009	22,000	22,000	22,000
	349.75	2003-2010	50,000	50,000	50,000
	467.00	2004-2011	75,000	75,000	75,000
	543.00	2005-2012	75,000	75,000	–

Stephen P. Webster	433.00	1998-2005	16,800	16,800	16,800
	483.50	2000-2007	35,000	35,000	35,000
	381.00	2001-2008	25,000	25,000	25,000
	397.00	2002-2009	22,000	22,000	22,000
	349.75	2003-2010	50,000	50,000	50,000
	467.00	2004-2011	75,000	75,000	75,000
	543.00	2005-2012	80,000	80,000	–

Mark J. White	543.00	2005-2012	20,000	20,000	–

Notes:

(a)	The following exercises of options took place during the 2003 fiscal year, and to October 31, 2003:

(i)	by Charles Banks of executive share options on June 30, 2003 in respect of 19,200 Ordinary Shares at a per share option price of 350.25 pence (closing middle market price 670.25 pence);

(ii)	by Jacques-Régis Descours of executive share options on October 24, 2003 in respect of 7,200 Ordinary Shares at a per share option price of 350.25 pence (closing middle market price 723.5 pence);

Back to Contents

(iii)
by Fenton Hord of executive share options on October 2, 2003 in respect of 13,000 Ordinary Shares at a per share option price of 388.75 pence and 13,000 Ordinary Shares at a per share option price of 440.00 pence (closing middle market price 693 pence);

(iv)
by Claude Hornsby of executive share options on October 22, 2002 in respect of 8,000 Ordinary Shares at a per share option price of 220.75 pence (closing middle market price 526 pence) and December 17, 2002 in respect of 6,000 Ordinary Shares at a per share option price of 508 pence (closing middle market price 517.5 pence);

(b)	Adrian Barden was appointed to the Executive Committee with effect from August 1, 2003.

(c)	Following his retirement, the options awarded to Andrew Hutton are exercisable between August 1, 2003 and January 31, 2005.

(d)	No options had been granted to Gérard Legtmann as of October 31, 2003.

(e)	The highest middle-market per share price of Wolseley’s ordinary shares during the year was 706.75 pence and the lowest was 449.0 pence. The year-end price was 674.25 pence.

Savings related share option schemes, including stock appreciation plan

Name of director / senior manager	Subscription price	Options Expire in	Options at July 31, 2003	Options at August 1, 2002

Charles A. Banks	562p	2005	1,690	1,690
	437.75p	2004	700	–
	597p	2003	–	564

Adrian Barden	412p	2008	956	–
	336p	2006	2,008	2,008
	562p	2005	608	608
	251p	2003	–	926

Fenton N. Hord	437.75p	2004	700	–
	597p	2003	–	564

Claude A. S. Hornsby	437.75p	2004	700	–
	597p	2003	–	564

Andrew J. Hutton*	336p	2006	2,008	2,008
	562p	2005	1,014	1,014
	409p	2004	2,860	2,860
	368p	2003	–	2,119

Stephen P. Webster	412p	2006	917	–
	562p	2005	1,014	1,104
	368p	2003	–	3,179
	345p	2003	–	2,000

Mark J. White	412p	2008	3,986	–

*	Following his recent retirement, all outstanding options awarded under the savings related share option scheme to Mr Hutton will expire on January 31, 2004.

Messrs Hutton and Webster were the only directors who exercised options under the Group’s savings related share option schemes during the year, both on April 1, 2003. Mr Hutton exercised options for 2,119 shares at a per share option price of 368 pence and Mr Webster exercised options for 2,000 shares at a per share option price of 345 pence and options for 3,179 shares at a per share option price of 368 pence. The closing middle market price on April 1, 2003 was 514.75 pence. The options awarded in 2002 under the Purchase Plan to Messrs Banks, Hord and Hornsby lapsed in April 2003.

Back to Contents

C.	Board Practices

Director Service Agreements

Wolseley is a party to director service agreements with each of the executive directors. The non executive directors do not have service agreements with Wolseley but their appointments are terminable upon six months’ notice. All current service agreements with the executive directors are subject to 12 months’ notice of termination if given by Wolseley and 6 months’ notice of termination if given by the executive director. There are no provisions in any service agreement for early termination payments. In the event of early termination of any service agreement, the remuneration committee will take a robust view of the mitigation, which should be taken into account when computing any compensation payable.

Wolseley has entered into service agreements with the executive directors (each an “Executive”). Service agreements were entered into with Mr Hutton and Mr Webster on September 25, 2002. Mr Hutton’s agreement provided for his employment as Chief Executive – Building Distribution, Northern Europe at a then current annual base salary, plus a commission or bonus on a basis determined by Wolseley from time to time. Mr Webster’s agreement provides for Mr Webster’s employment as Group Finance Director at a current annual base salary, plus a commission or bonus on a basis determined by Wolseley from time to time. Mr Banks’ agreement, entered into on July 9, 2003 provides for his employment as Chief Executive Officer at a current base salary, plus commission or bonus on a basis determined by Wolseley from time to time. Mr Hord’s agreement, entered into on June 27, 2003 provides for his employment as Chief Executive Officer of SBS at a current base salary, plus commission or bonus on a basis determined by Wolseley from time to time and Mr Hornsby’s agreement, entered into on July 18, 2003 provides for his employment as Chief Executive Officer of Ferguson Enterprises, Inc. at a current base salary, plus commission or bonus on a basis determined by Wolseley from time to time.

Each Executive’s salary is subject to review on an annual basis. Each agreement provides for automatic termination at normal retirement age. Additionally, Wolseley may terminate the Executive’s agreement at any time: (i) if the Executive, without reasonable cause, neglects or refuses to perform his duties under the agreement; (ii) if the Executive becomes insolvent or bankrupt in accordance with English or applicable US law; or (iii) if the Executive engages in dishonesty or other misconduct which, in the opinion of the board, affects Wolseley’s business. Each Executive’s agreement contains restrictive covenants that would operate upon the Executive’s termination of employment.

Wolseley entered into a service agreement with Mr Descours on September 27, 1999. The agreement provides for Mr Descours’s employment as Chief Executive Officer of Brossette SA and Director – Building Distribution Southern Europe at a then current annual base salary plus a commission or bonus on a basis determined by Wolseley from time to time.

Corporate Governance

The board is committed to high standards of corporate governance throughout the Group. The board is accountable to Wolseley’s shareholders for good governance and this statement describes how the board applies the principles of good governance set out in the Combined Code (as appended to the UK Listing Rules of the Financial Services Authority). The board has considered the recommendations published at the beginning of 2003 in the UK by Derek Higgs (the “Higgs Report”) and Sir Robert Smith. The board supported the majority of the recommendations which were made and has been pleased to see the changes made on July 23, 2003 by the UK Financial Reporting Council, which have been incorporated into the revised Combined Code (“Revised Code”).

The board has established a number of committees, each of which has formal terms of reference (copies of which for the main committees are available from the Company Secretary and can be found on Wolseley’s website at www.wolseley.com) approved by the board and complying with the Revised Code to assist in the discharge of its duties. Members of the various committees are referred to at Item 6 – Directors, Senior Managers and Employees, Paragraph C – board practices. John Whybrow is the only director who sits on all main committees. The Company Secretary acts as secretary to all board committees.

Nominations committee

The nominations committee meets on an as-needed basis and is comprised of Messrs Whybrow (Chairman), Banks and Walker. Whilst the board was cognizant of the recommendations outlined in the Higgs Report, it decided that John Whybrow should remain as chairman of this committee and is pleased that the provisions of the Revised Code have also followed this approach. Mr Whybrow would not chair the committee when it considers the appointment of a successor chairman. The board will address the composition of the nominations committee (as

Back to Contents

well as the remuneration and audit committees) in light of the Revised Code as additional non executive directors are recruited. The nominations committee reviews the structure, size and composition of the board and makes recommendations with regard to any changes that are considered necessary, both in the identification and nomination of new directors and the continuation of existing directors in office. This committee retains external search consultants as appropriate. The nominations committee also advises the board on succession planning for executive board appointments, although the board itself is responsible for succession generally. The nominations committee met three times during the year. All members of the committee attended each meeting.

Audit committee

The audit committee comprises Messrs Allan, Davis (from July 1, 2003), Whybrow and Murray (who chairs the committee). Mr Ireland ceased to be a member of the audit committee when he retired on December 13, 2002. The Chief Executive, Group Finance Director and Group Financial Controller usually attend meetings of the audit committee together with the Head of Internal Audit and external auditors.

Each member of the audit committee brings relevant financial experience from senior executive levels. The board considers that, with the exception of Mr Whybrow, each member of the audit committee is independent within the definition set out in the Revised Code. Mr Murray, the Chairman of the audit committee, is considered to have significant, recent and relevant financial experience, having been Finance Director at Land Securities PLC. Members of the audit committee are appointed by the board following recommendation by the nominations committee. The board also considers that each member of the audit committee meets the standards of independence within the rules laid down by the New York Stock Exchange (the “NYSE”) and the Sarbanes-Oxley Act. All members of the audit committee receive appropriate induction and ongoing training. The remuneration of the members of the audit committee is set out at “Item 6 – Directors, Senior Managers and Employees, Paragraph B – compensation”, and the policy with regard to the remuneration of the non executive directors on this committee is set out at Item 6 – Directors, Senior Managers and Employees, Paragraph B – Compensation, non executive directors.

The role of the audit committee is to recommend the appointment and reappointment of Wolseley’s external auditors. The audit committee reviews the scope, results (including schedules of unadjusted errors and representation letters) and cost effectiveness of the audit as well as the auditors’ remuneration and performance. The committee also ensures that key partners within the external auditors are rotated from time to time in accordance with both UK and US rules. It also monitors the extent of non-audit work, which the external auditors can perform, to ensure that the provision of those non-audit services that can be undertaken by the external auditors falls within the agreed policy and does not impair their objectivity or independence. The external auditors typically provide audit related services such as regulatory and statutory reporting as well as formalities relating to shareholder or other circulars. The external auditors report to the audit committee any material departures from Group accounting policies and procedures that they identify during the course of their audit work. Within the constraints of applicable US and UK rules, the external auditors undertake due diligence reviews and provide assistance on tax matters given their in depth knowledge of the Group’s business. The provision of non-audit services within such constraints and the agreed policy is assessed on a case-by-case basis so that the best placed advisers are retained.

The audit committee also reviews the Group’s internal audit function and its relationship with the external auditors, including internal audit plans and performance. The committee has also approved a policy on the recruitment of staff from both PricewaterhouseCoopers LLP as the principal external auditors and from KPMG LLP, to whom some elements of the internal audit function have been outsourced. The audit committee monitors and periodically reviews the application of the policies related to the provision of non-audit services and the recruitment of staff and will keep them under review.

The audit committee reviews Wolseley’s published financial results, the Annual Report and the Form 20-F. The committee also reviews, where practicable, all proposed announcements to be made by Wolseley to the extent that they contain material financial information. It also reviews disclosures made by the Chief Executive and Group Finance Director during the certification process for this report concerning the design and operation of internal controls or material weaknesses in the controls, including any fraud involving management or other employees involved in Wolseley’s financial controls. The audit committee monitors and reviews the effectiveness of the Group’s internal control systems, accounting policies and practices, risk management procedures and compliance controls as well as Wolseley’s statements on internal controls before they are agreed by the board for each year’s annual report. The board retains overall responsibility for internal control and the identification and management of business risk.

Back to Contents

The audit committee met four times during the fiscal year and, save for one meeting, all members of the audit committee were present at each meeting. The audit committee consults both the internal and external auditors in the absence of executives at the end of such meetings. The Chairman of the audit committee attends the Annual General Meeting to respond to any shareholder questions that might be raised on the committee’s activities. Subsequent to the financial year end, the committee agreed an addition to the group-wide Code of Ethics to create a confidential and anonymous process for dealing with submissions by employees and others of any concerns or complaints received by Wolseley regarding, inter alia, accounting, internal accounting or auditing matters. A copy of the Code of Ethics is available on Wolseley’s website at www.wolseley.com as referred to in Item 16B – Code of Ethics.

Remuneration committee

The remuneration committee comprises Messrs Walker, Whybrow and Allan. Messrs Walker and Allan are independent within the definition set out in the Revised Code. The Chairman of the committee is Mr Walker, who succeeded Mr Whybrow in this role on December 13, 2002. The remuneration committee met five times during the fiscal year and, save for one meeting, all members of the committee were present at each meeting. The remuneration committee is responsible for making recommendations on remuneration to the board.

Executive committee

The executive directors of Wolseley meet at least nine times each financial year, often on the day before formal board meetings. The executive committee addresses operational business issues and shares best practice, thereby allowing the directors more time at board meetings to focus on strategy. Adrian Barden was appointed as a member of this committee from August 1, 2003, following Andrew Hutton’s retirement on July 31, 2003. Mr Barden has been responsible for Wolseley Centers in the UK since August 1, 2003.

Treasury committee

Since July 1, 2003, the treasury committee has comprised the Chief Executive, the Group Treasurer and the Group Finance Director, who acts as its Chairman. Its role is to consider treasury policy, tax matters and certain transactions on behalf of the Group within a framework delegated by the board.

Internal audit

The board confirms that a discrete internal audit function was established within the Group before the end of the fiscal year. The Head of Internal Audit is based at Wolseley’s head office in Theale. A number of internal audit functions have initially been outsourced to KPMG LLP. The internal audit function will carry out assessments of the quality of risk management and internal controls and procedures and will promote effective risk management within the Group. Internal audit reports are reviewed by the audit committee.

Compliance statement

Wolseley applied the principles set out in section 1 of the Combined Code for the period under review and has, throughout the financial year, complied with the detailed provisions set out therein with the following two exceptions:

–
The board has reconsidered the nomination of a senior independent non executive director but continues to believe that, given the size and composition of the board and the recent changes to the board and the quality of the board’s independent non executive directors, such a nomination is not currently appropriate.

–	Following the introduction of a new directors’ bonus scheme with effect from August 1, 2000, the pensionable salary of one executive director includes his bonus capped at a fixed amount.

Wolseley’s auditors, PricewaterhouseCoopers LLP, are required to review whether the above statement reflects Wolseley’s compliance with the seven provisions of the Combined Code specified for its review by the Listing Rules and to report if it does not reflect such compliance. No such report has been made.

New York Stock Exchange – Corporate Governance Requirements

On August 1, 2002 the board of the NYSE approved a set of measures to strengthen corporate accountability. On November 4, 2003, the SEC approved the new NYSE rules to strengthen corporate governance standards for

Back to Contents

listed companies. Whilst Wolseley is not required to comply with these measures, as it is a private foreign issuer, it now complies with those standards.

Internal Control

In a highly decentralised Group, where local management has considerable automony to run and develop their businesses, a well designed system of internal control is necessary to safeguard shareholders’ investment and the Company’s assets. The directors acknowledge that they have overall responsibility for the Group’s systems of internal control and for reviewing their effectiveness. In accordance with the guidance set out in the Turnball Report “Internal Control: Guidance for Directors on the Combined Code”, an ongoing process had been established for identifying, managing and evaluating the risks faced by the Group. This process has been in place for the full financial year and up to the date on which the UK financial statements were approved. The systems are designed to manage rather than eliminate the risk of failure to achieve the Group’s objectives, safeguard the Group’s assets against material loss, fairly report the Group’s performance and position and to ensure compliance with relevant legislation, regulation and best practice including that related to social, environmental and ethical matters. The systems provide reasonable, not absolute, assurance against material misstatement or loss. Such systems are regularly reviewed by the board to deal with changing circumstances. Risk assessment and evaluation is an integral part of the annual planning cycle. Each business documents the strategic objectives and the effectiveness of the Group’s systems of internal control. As part of this review, each business area and function has been required to identify and document each significant risk, together with the mitigating actions implemented to manage, monitor and report to management on the effectiveness of these controls. Senior managers are also required to sign bi-annual confirmations of compliance with key procedures and to report any breakdowns in, or exceptions to, these procedures. Summarized results have been presented to senior management and to the audit committee. The board has reviewed the effectiveness of the Group’s system of internal control for the year under review. A summary of the principal control structures and processes in place across the group is set out below.

Control Structures

Whilst the board has overall responsibility for the Group’s system of internal control and for reviewing its effectiveness, it has delegated responsibility for the internal control and risk management programme to the Group Finance Director. The detailed review of internal control and risk management has been delegated to the audit committee.

The management of each Group company is responsible for internal control and risk management within its own business, and for ensuring compliance with the Group’s policies and procedures. Each Group company has appointed a risk director whose primary role in such capacity is to ensure compliance by local management with the Group’s risk management and internal control programme. Both the internal and external auditors have reviewed the overall approach adopted by the Group towards its risk management activites so as to reinforce these internal control requirements.

Control Processes

The board reviews its strategic plans and objectives on an annual basis, and approves Group company budgets and strategies in light of these. Control is exercised at both Group and subsidiary board level through monthly monitoring of performance by comparison to budgets, forecasts and cash targets, and by regular visits to Group companies by the Chief Executive and Group Finance Director. Twice a year, Group companies approve and submit risk reports to the audit committee, summarizing the key risks facing their businesses and the controls in place to manage those risks. These reports, together with reports on internal control and departures, if any, from established Group procedures prepared by the external auditors, are reviewed by the Group Finance Director and the audit committee.

Group companies submit annual risk and internal control representation letters to the Group Finance Director on internal control and risk management issues, with comments on the control environment within their operations. The Group Finance Director summarizes these submissions for the audit committee and the Chairman of the audit committee reports to the board on any risk management and internal control matters following each audit committee meeting.

The board has formal procedures in place (which were reviewed during the financial year) for the approval of investment and acquisition projects, with designated levels of authority, supported by post-investment review processes for selected acquisitions and major capital expenditure. The board considers social, environmental and ethical matters in relation to the Group’s businesses and assesses these when reviewing the risks faced by the

Back to Contents

Group. The board is conscious of the effect such matters may have on the short- and long-term value of Wolseley. Wolseley’s external auditors and the Head of Internal Audit attend audit committee meetings and receive its papers. The report of the audit committee is set out at Item 6 – Directors, Senior Managers and Employees, Paragraph C – Board Practices, Corporate Governance and the audit committee members regularly meet the external auditors without the presence of executive management.

In accordance with the recommendations of the SEC Wolseley has established a Disclosure Committee comprising the Group Chief Executive Officer, Group Finance Director, Group Controller and the Company Secretary.

The Group Chief Executive Officer and the Group Finance Director have evaluated the effectiveness of Wolseley’s disclosure controls and procedures (as such term is defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”). Based on such evaluation, such officers have concluded that, as of the Evaluation Date, Wolseley’s disclosure controls and procedures are effective in alerting them on a timely basis to material information relating to Wolseley (including its consolidated subsidiaries) required to be included in Wolseley’s reports filed or submitted under the Exchange Act. Since the Evaluation Date, there have not been any significant changes in Wolseley’s internal controls or in other factors that could significantly affect such controls.

D.	Employees

As of July 31, 2003, Wolseley had 46,084 employees, including 14,991 employees in North American Plumbing and Heating Distribution, 9,088 employees in US Building Materials Distribution and 22,005 employees in European Distribution.

A small proportion of Wolseley’s employees are covered by collective bargaining or other similar labor agreements. Historically, the effects of collective bargaining and other similar labor agreements on the Group have not been significant. Any inability by Wolseley to negotiate acceptable new contracts with unions could cause strikes or other work stoppages, and new contracts could result in increased operating costs. While there are a few collective bargaining agreements covering Wolseley employees which are in the process of being re-negotiated, the non-renewal of these contracts would not have a material impact on Wolseley’s operations. At this time, Wolseley does not currently anticipate any problems re-negotiating acceptable contracts in these cases.

Back to Contents

E.	Share Ownership

The following table sets forth information known to Wolseley with respect to the beneficial ownership of Wolseley’s Ordinary Shares as of October 31, 2003 by each of Wolseley’s executive and non executive directors and members of Wolseley’s senior management. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary Shares subject to stock options currently exercisable or exercisable within 60 days are deemed to be outstanding for computing the percentage ownership of the person holding these options and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person. Subject to community property laws where applicable, the persons named in the table have sole voting power and investment power with respect to all Ordinary Shares shown as beneficially owned by them.

Name	Number of Shares Beneficially Owned at October 31, 2003	Percentage of Shares Outstanding

John M. Allan	5,000	*
Charles A. Banks	108,544	*
Adrian Barden	3,893	*
Gareth Davis	–	*
Jacques-Régis Descours	20,250	*
Fenton N. Hord	63,200	*
Claude A.S. Hornsby	16,400	*
Gérard Legtmann	–	*
James I. K. Murray	5,000	*
Robert M. Walker	2,044	*
Stephen P. Webster	22,070	*
Mark J. White	–	*
John W. Whybrow	45,284	*

*	denotes less than 1% of issued share capital of Wolseley.

As of July 31, 2003, none of the directors had any beneficial interest in the shares of any Wolseley subsidiary. Apart from contracts of employment, none of the persons listed above had a material beneficial interest in any contract of significance to which Wolseley or any of its subsidiaries was a party during the fiscal year ended July 31, 2003. For information regarding option ownership and equity plans, see Item 6 – Directors, Senior Managers and Employees, Paragraph B – Compensation.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Wolseley does not presently have any five percent or greater shareholders. Under the Companies Act 1985, holders of voting securities of a listed UK company must notify Wolseley of the level of their holding whenever it reaches, exceeds or falls below specified thresholds. These thresholds are 3% (beneficial) and 10% (non-beneficial) and every one percent movement in the number of shares held which have voting rights. The following table sets forth, as of October 31, 2003, the number of Ordinary Shares held by holders of more than 3% and their percentage ownership which have been notified to Wolseley in accordance with the provisions noted above.

Name	%

Fidelity, FMR Corp, Fidelity International Limited, Fidelity Pensions Management Limited	4.02
Aviva plc	3.95
Morley Fund Management Limited	3.92
Sprucegrove Investment Management Limited	3.19
Legal & General Investment Management Limited	3.00

Back to Contents

None of Wolseley’s major shareholders have voting rights different from any other shareholder.

As of October 31, 2003, Wolseley had a total of 10,095 shareholders, of which 10,064 were registered with addresses in the UK. Collectively, these 10,064 shareholders owned a total of 568,989,367 Ordinary Shares, representing 97.9% of Wolseley’s outstanding Ordinary Shares, including those held through ADSs. Wolseley is not directly or indirectly controlled by another corporation, government or by any other legal or natural person.

As of October 31, 2003, 437,562 Ordinary Shares were held of record in the U.S. These Ordinary Shares were held by 31 record holders and represented less than 0.075% of the total number of Ordinary Shares outstanding. As of October 31, 2003, ADRs evidencing 224,954 ADSs were held by 14 record holders. There may be additional beneficial owners resident in the U.S. that have not been specifically identified.

B.	Related Party Transactions

Not applicable.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Information

Wolseley’s financial condition is presented in the Consolidated Financial Statements and related notes filed as part of this Annual Report on Pages F-1 through F-62.

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

Dividends

Wolseley has paid cash dividends on its Ordinary Shares in every fiscal period since 1958. Cash dividends are paid to shareholders as of record dates that are fixed between Wolseley and the London Stock Exchange, and such record dates are also announced in accordance with applicable NYSE rules. Wolseley historically pays dividends twice a year. Future cash dividends will be dependent upon Wolseley’s earnings, financial condition (including cash requirements), future earnings prospects and other factors.

Back to Contents

B.	Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

Ordinary Shares Price History

The Ordinary Shares are listed on the London Stock Exchange and, since May 2001, (in the form of ADSs) on the NYSE. The following table sets forth, for the periods indicated, the reported high and low market quotations based on the Daily Official List of the London Stock Exchange for the Ordinary Shares, and the reported high and low for ADSs quoted on the NYSE.

	London Stock Exchange (Pence per) Ordinary Share		NYSE (US Dollars per) ADS(1)

Period	High	Low	High	Low

	(p)	(p)	($)	($)
Fiscal year 1999	564.00	276.00	–	–
Fiscal year 2000	556.50	270.00	–	–
Fiscal year 2001	546.00	260.00	42.00	26.01
Fiscal year 2002
First Quarter	523.00	370.00	37.60	26.00
Second Quarter	579.00	429.00	42.00	32.00
Third Quarter	737.00	541.00	53.90	38.25
Fourth Quarter	750.00	538.00	55.40	42.50
Fiscal year 2003
First Quarter	637.00	458.00	48.50	36.00
Second Quarter	558.50	470.00	44.50	39.60
Third Quarter	605.00	449.00	49.10	36.55
Fourth Quarter	706.75	600.00	60.24	48.50
May 2003	660.00	600.00	55.60	48.50
June 2003	706.75	652.50	60.24	53.60
July 2003	700.25	655.00	58.21	53.00
August 2003	740.00	649.00	59.00	54.00
September 2003	734.00	695.50	59.60	57.00
October 2003	754.75	689.00	64.15	58.06

(1)	Each ADS represents five Wolseley Ordinary Shares.

B.	Plan of Distribution

Not applicable.

C.	Markets

The principal “trading market” for the Ordinary Shares is the London Stock Exchange. Wolseley’s ADSs, each representing five Ordinary Shares, are listed on the NYSE under the symbol “WOS”. The ADSs are evidenced by ADRs issued by The Bank of New York, as Depositary under the Deposit Agreement, dated as of April 27, 2001, among Wolseley, the Depositary and the holders from time to time of ADRs (the “Deposit Agreement”).

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

<<

Back to Contents

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The following sub-sections summarize the material rights of holders of Wolseley’s Ordinary Shares. They do not purport to be complete and are subject to and qualified by Wolseley’s Memorandum and Articles of Association (the “Articles”) and by the Companies Act. A copy of Wolseley’s Articles has been incorporated by reference as an exhibit to this Annual Report.

In the following description, a shareholder is a person registered in Wolseley’s register of shareholders. The Depositary, through its nominee, is the shareholder in respect of those shares represented by ADSs against which ADRs are issued pursuant to the Deposit Agreement.

Memorandum of Association

Clause 4 of Wolseley’s Memorandum of Association provides a series of principal objects for which Wolseley is established, including:

(i)
to carry on any business of any nature whatsoever which may seem to the directors of Wolseley to be capable of being conveniently carried on in connection or in conjunction with or as ancillary to any business of Wolseley hereinbefore or hereinafter authorized or to be expedient with a view to rendering profitable or more profitable or enhancing directly or indirectly the value of any of Wolseley’s property or assets or its undertaking or utilizing its know-how or expertise;

(ii)
to co-ordinate, finance, assist, subsidize and manage all or any part of the businesses and operations of any and all companies in which Wolseley is interested, whether as a shareholder or otherwise and whether directly or indirectly, and generally to carry on the business of a holding company in all its aspects;

(iii)
to promote or join the promotion of any company, whether or not having objects similar (wholly or in part) to those of Wolseley, including (but without limitation) the promotion of any company for the purpose of acquiring all or any of the property, rights and liabilities of Wolseley or any subsidiary of Wolseley;

(iv)	to carry on any business or businesses of any company or companies which may be its subsidiary or subsidiaries; and

(v)	to do all other things which the directors of Wolseley may from time to time deem to be incidental or conducive to the effecting of any of its objects.

Directors

Except as set forth below, a director cannot vote or be counted in the quorum at a board meeting or committee meeting on any matter in which he has an interest which he knows is material (unless that interest is as a result of holding securities of Wolseley). However, a director may vote on a matter where his interest arises for one or more of the following reasons:

(i)
he or any other person receives a guarantee, security or indemnity in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of, Wolseley or any of its subsidiaries;

(ii)
a guarantee, security or indemnity is given to any other person in respect of a debt or obligation of Wolseley or any of its subsidiaries to that person if the director has taken responsibility for some or all of the debt or obligation (alone or with others) by giving a guarantee, security or indemnity;

(iii)	a contract, arrangement, transaction or proposal concerning an offer of shares, debentures or other securities of Wolseley or any of its subsidiaries for subscription or purchase, if the director can

Back to Contents

participate as a holder of securities or if he takes part in the underwriting or sub-underwriting of the offer;

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

(a)	any class of the equity share capital of Wolseley or any other company through which his interest is derived; or

(b)	the voting rights available to shareholders of the relevant company;

(v)
a contract, arrangement, transaction or proposal for the benefit of employees of Wolseley or of any of its subsidiary undertakings which does not give the director any privilege or benefit which is not generally available to the employees to whom the arrangement relates; and

(vi)
a contract, arrangement, transaction or proposal concerning any insurance which Wolseley can purchase or maintain for the benefit of directors of Wolseley or for a group of people which includes directors of Wolseley.

Subject to English law, the board may exercise all of Wolseley’s powers related to borrowing money, giving security over all or any of Wolseley’s businesses and activities, property, assets (present and future) and uncalled capital, and issuing debt and other securities. The board limits Wolseley’s net borrowings, including subsidiary borrowings, to an amount not to exceed two times the adjusted capital reserves of Wolseley and its subsidiaries, which amount is derived from Wolseley’s latest audited consolidated balance sheets and adjusted in accordance with instructions set forth in the Articles. The shareholders may pass an Ordinary Resolution (see Item 10b – Memorandum and Articles of Association – voting rights) allowing Wolseley borrowings to exceed two times adjusted capital reserves.

Shareholders may appoint a director by Ordinary Resolution to fill a vacancy or as an additional director to the board. In accordance with UK practice for public companies, Wolseley’s practice is to hold separate votes on each candidate for election as a director. Additionally, the board may appoint directors either to fill a vacancy or as an additional director. Board-appointed directors must retire at the next general meeting and can then be put forward by the board for re-appointment by shareholders. At each annual general meeting one-third of the directors must retire from office or, if the number of directors is not divisible by three, the number of directors nearest to one-third shall retire from office; provided, however, (a) if any director will have been a director for three years or more since he was last appointed (or re-appointed) at the date fixed for the annual general meeting, he must retire, and (b) if there is only one director, he must retire. Directors of Wolseley are not subject to any age limits. If the board calls a general meeting and knows that a director who will be proposed for appointment or re-appointment will be 70 years old or more on the date for which the meeting is called, the board is required to give notice of his age in the notice of general meeting. Directors are not required to own Wolseley’s shares in order to be qualified to serve as a director. Subject to the foregoing, there is no requirement in the Articles or the Companies Act for directors to be appointed for the same terms of office.

Dividends

Under English law, dividends can only be paid on the shares out of profits available for distribution, as determined in accordance with accounting principles generally accepted in the UK and by the Companies Act. Shareholders are entitled to receive such dividends as may be recommended by the board and, in the case of a final dividend, declared by the shareholders by Ordinary Resolution. Wolseley’s board of directors may pay shareholders such interim dividends as appear to them to be justified by the profits of Wolseley that are available for distribution. Wolseley has paid dividends twice a year since 1958.

The board may, upon an Ordinary Resolution of the shareholders, capitalize any undistributed profits which are not required for paying any preferential dividend or any other sum in any reserve or fund, including Wolseley’s reserve accounts and profit and loss accounts. The amount capitalized must be distributed to the shareholders as if it were distributed by way of dividend and in the same proportion. Wolseley must use the sum to either (i) pay some or all of any amount unpaid on any shares held by Wolseley; (ii) pay in full any unissued shares, debentures or other securities of Wolseley which will be allotted and distributed and credited as fully paid; or (iii) use a

Back to Contents

combination of (i) and (ii). Wolseley’s reserve accounts and profit and loss accounts, and any profits which are not available for distribution can only be used to pay unissued shares which are to be credited as fully paid. Wolseley may also retain any dividends payable on any shares on which Wolseley has a lien, and may apply such amount to the satisfaction of the debts or liabilities in respect of which the lien exists.

If a dividend remains unclaimed for 12 years from the date the dividend was declared, or became due for payment, the board may forfeit the payment thereof, in which case the dividend will become the property of Wolseley.

Rights in a liquidation

If Wolseley is wound up, a liquidator may, upon shareholder approval by an Extraordinary Resolution (see Item 10b – Memorandum and Articles of Association – voting rights) and any other approvals required under English law, (i) divide some or all of Wolseley’s assets among the shareholders; (ii) transfer some or all of Wolseley’s assets to trustees for the benefit of the shareholders; and (iii) decide the scope and terms of those trusts. No shareholder will be obliged to accept any asset on which there is a liability. Where any assets are to be distributed among the shareholders, the liquidator will determine the value of the assets to be distributed and how they will be divided among the shareholders.

Alteration of share capital

Wolseley’s shareholders, by Ordinary Resolution, may:

(i)	increase Wolseley’s share capital, provided the resolution sets out the number and nominal amount of the new shares;

(ii)	consolidate and divide all or any of the shares into a smaller number of shares but with a larger nominal amount;

(iii)
subject to the Companies Act, sub-divide all or any of the shares into a larger number of shares but with a smaller nominal amount. In this event, the resolution can provide that any of the shares resulting from the sub-division will have preferential rights concerning dividends, capital, voting or anything else compared to other shares; or

(iv)
cancel all or any of the shares which, at the date of the resolution, have not been taken or agreed to be taken by anyone; in this case, Wolseley’s share capital would be reduced by the amount of the cancelled shares.

Subject to the Companies Act, Wolseley can issue shares with any rights or restrictions, as long as those rights or restrictions are approved by an Ordinary Resolution or by the board provided that the board’s approval is subject to any Ordinary Resolutions passed by the shareholders.

The adoption of measures designed to frustrate an offer for Wolseley would be subject to the Articles, the Companies Act, English common law and the UK City Code on Takeovers and Mergers and applicable US federal securities laws and NYSE requirements. Relevant English rules include:

(i)
requirements under English common law for directors (a) to act honestly and in good faith with a view to the best interests of Wolseley, (b) to exercise their powers for proper purposes for which the powers are granted and (c) to act fairly as between shareholders, and not in such ways as to favor improperly one section of the shareholders against another;

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

Back to Contents

Wolseley may purchase any of its shares, including redeemable shares, which have been issued in any way and at any price, as long as Wolseley complies with the Companies Act. Unless the rights of any shares, or any class of shares, expressly say otherwise, the purchase by Wolseley of its own shares will not vary the rights of any of Wolseley’s shares.

Subject to the Companies Act, upon shareholder approval by a Special Resolution (see Item 10b – Memorandum and Articles of Association – voting rights) Wolseley may reduce its share capital, or any capital redemption reserve, any share premium account or any other undistributable reserve in any manner.

Calls on shares

The board may call at any time on shareholders on one or more occasions to pay any money which they owe Wolseley on a share, provided that there must be at least one month between the payment dates of two consecutive calls. Shareholders must be given at least one month’s notice of a requirement to pay, and the notice must state when and where the payment is to be made. If a call has been made on a shareholder, such shareholder will still be liable for the amount of money called even if he transfers his shares after the call is made. Joint shareholders are jointly and severally liable to pay all calls on their shares.

Meetings of shareholders

Wolseley’s Articles and the Companies Act require that an annual general meeting be held each year. All other general meetings are deemed extraordinary general meetings. The board may call a general meeting at any time. Shareholders holding not less than 10% of such of the paid-up capital of Wolseley as carries the right of voting at general meetings of Wolseley may require the board to call a general meeting in accordance with the Companies Act.

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

The necessary quorum for Wolseley general meetings is three persons who are entitled to vote on the business of the meeting. These persons may be shareholders or proxies, or a combination of both.

Matters are transacted at Wolseley general meetings by the proposing, and passing of resolutions, including ordinary resolutions (“Ordinary Resolutions”), special resolutions (“Special Resolutions”) and extraordinary resolutions (“Extraordinary Resolutions”). An Ordinary Resolution requires the affirmative vote of a majority of more than 50% of the votes cast at the meeting at which there is a quorum. Special and Extraordinary Resolutions require the affirmative vote of a majority of at least 75% of the votes cast at a meeting at which there is a quorum. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting is entitled to cast the deciding vote in addition to any other vote he or she may have. Shareholders can act by Ordinary Resolution unless they are required by statute or Wolseley’s Articles to use some other sort of resolution. Shareholders can resolve that a Special or Extraordinary Resolution is required even in cases where English law only requires an Ordinary Resolution (except in the case of a resolution to remove a director or auditor, which can always be done by simple majority).

All annual general meetings and those extraordinary general meetings called to pass a Special Resolution must be convened upon advance notice of at least 21 days. Subject to Wolseley’s Articles, all other extraordinary

Back to Contents

general meetings are convened upon advance notice of 14 days. The days of delivery or receipt of the notice are not included.

If all the shareholders who would have been entitled to vote on a resolution at a general meeting sign a written resolution, it will be treated as being as valid and effective as if it had been passed at a properly held general meeting. Shareholders are permitted to sign one of a number of identical resolution documents.

Pre-emptive rights

The Companies Act confers upon shareholders, to the extent not disapplied by Special Resolutions or by Wolseley’s Articles, rights of pre-emption in respect of the allotment of equity securities (which term includes shares) that are or are to be paid up wholly in cash.

Variation of rights

If, at any time, Wolseley’s share capital is divided into different classes of shares subject to the provisions of the Companies Act, the rights attached to any class may (unless the terms of allotment of the shares of that class provide otherwise) be changed or cancelled at any time upon either the written consent of at least 75% of the outstanding shares of the class or upon the adoption of an Extraordinary Resolution passed at a separate meeting of the holders of the shares of that class.

Upon the occurrence of either of the following events while Wolseley’s shares are divided into different classes, the rights of a share (or any class of share) will be treated as changed (unless those rights expressly say otherwise):

(i)	the capital paid up on that share or class of shares is reduced unless it results from Wolseley buying back or redeeming its own shares; and

(ii)	another share is allotted which has (a) priority for payment of a dividend, or (b) priority on a return of capital or (c) voting rights which are more favorable than those given to that share or class of shares.

Transfer of shares

Wolseley’s shares, if in certificated form, can be transferred in writing either by the usual transfer form or any form approved by the board. The transfer document must be signed by or on behalf of the person transferring the share and, unless the share is fully paid, by or on behalf of the person acquiring the share. The transfer document must then be delivered (properly stamped, if stamping is required) to Wolseley’s registered office (or any other place decided upon by the board) together with the share certificate and any other evidence which the directors reasonably require. Wolseley’s shares, if in uncertificated form, must be transferred using the electronic settlement system for securities operated by CREST Co. Limited. There is no fee payable to Wolseley for transferring shares. The board can refuse to register a transfer where the transfer is for any shares which are not fully paid, the transfer is for more than one class of shares, or the transfer is to more than four joint shareholders.

Under the U.K. City Code on Takeovers and Mergers (the “City Code”), a general offer for all of Wolseley’s equity and voting non-equity share capital must be made by any person who:

(i)
acquires, whether by a series of transactions over a period of time or not, shares which (taken together with shares held or acquired by persons acting in concert with him) carry 30% or more of the voting rights of Wolseley; or

(ii)
holds (together with persons acting in concert with him) not less than 30% but not more than 50% of the voting rights and such person (or any person acting in concert with him) acquires additional shares which increase his percentage of the voting rights (up to or over the next whole percentage).

The offer must be made in cash or be accompanied by a cash alternative at not less than the highest price paid by the offeror or persons acting in concert with it in the previous 12 months. The City Code does not have the force of law. Compliance with it, however, is in practice required by any person wishing to use the facilities of the UK securities markets. The requirement for a general offer will not, however, apply to the Depositary in its capacity as such. The applicability of the City Code may make it difficult or undesirable for a purchaser to acquire a substantial percentage of Wolseley’s shares and could, under certain circumstances, have the effect of delaying, deferring or preventing a change in control of Wolseley. In addition, the rights of Wolseley’s shareholders under

Back to Contents

the City Code differ in certain respects from rights afforded under US federal and state laws governing tender offers and takeovers.

Disclosure of interests

Section 198 of the Companies Act requires that if a person becomes directly or indirectly interested in three percent or more of any class of Wolseley’s issued shares, including shares held in the form of ADSs, that carry the right to vote at Wolseley’s general meetings, such person must notify Wolseley of this interest within two business days. After the three percent threshold is exceeded, such person must notify Wolseley in respect of changes in his holdings which increase or decrease his holdings to the next whole percentage.

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

(iii)	any interest in Wolseley’s shares is in fact acquired by any of the parties pursuant to the agreement.

Certain interests defined in the Companies Act, such as those held by investment fund managers may be disregarded for the purposes of calculating the three percent threshold.

However, the disclosure obligation will still apply where these interests exceed ten percent or more of any class of a company’s relevant share capital and to increases or decreases of one percent or more thereafter.

In addition, Section 212 of the Companies Act gives Wolseley the power to require persons who Wolseley knows, or has reasonable cause to believe:

(i)	have an interest in Wolseley’s shares; or

(ii)	have had an interest in Wolseley’s shares at any time during the three years immediately preceding the date on which the notice is issued to confirm that fact or to indicate whether or not that is the case. Where that person holds or, during the relevant time, held any interest in Wolseley’s shares, Wolseley can require that person to give such further information as may be required under Section 212 relating to that interest and any other interest in the shares of which that person is aware.

Where notice is served by a company under the foregoing provisions on a person who is or was interested in shares and that person fails to give Wolseley any information required by the notice within the time specified in the notice, Wolseley may apply to the English courts for an order. This order may direct that the shares in question be subject to restrictions prohibiting, among other things, any transfer of those shares and any exercise of voting rights. These rights include, other than in a liquidation, payments in respect of such shares such as dividends otherwise payable on the shares.

Back to Contents

A person who fails to fulfill the obligations imposed by Section 198 and 212 of the Companies Act described above is subject to criminal penalties.

Limitations on voting and shareholding

There are no limitations imposed by English law or Wolseley’s Articles on the right of non-residents or foreign persons to hold or vote with respect to the shares in the form of shares or ADSs, other than the limitations that would generally apply to all of Wolseley’s shareholders.

Transfer agent and registrar

The transfer agent and registrar of Wolseley’s Ordinary Shares on the London Stock Exchange is Lloyds TSB Registrars. The transfer agent and registrar of the ADSs is The Bank of New York.

Access to records

Under the Articles, shareholders do not have an automatic right to inspect any of Wolseley’s records or other books or documents. However, a shareholder may inspect them if (i) he is entitled to do so by legislation or (ii) he is authorized by the board or by Ordinary Resolution or (iii) he obtains an order from a court of competent jurisdiction. Shareholders are entitled under the Companies Act to inspect, inter alia, the register of members, register of debenture holders (if kept), register of charges, register of directors and secretaries and their service contracts, register of directors’ interests in shareholdings and debentures, register of substantial interests in shares, minutes of general meetings, memorandum and articles of association, and a copy of contracts relating to the purchase of a company’s own shares. Shareholders do not have an automatic right under the Companies Act to inspect a company’s accounting records.

C.	Material Contracts

On April 30, 2003, a sale and purchase agreement was entered into between Saprodis S.A.S., Cofiger S.A.S., Pinault-Printemps-Redoute S.A. and Wolseley pursuant to which 99.99% of the outstanding stock of Pinault Bois et Matériaux S.A. (“PBM”) was purchased and a copy of which is included in the exhibits to this Annual Report. The aggregate value of the transaction was €565 million, including debt of PBM (approximately $660 million using the exchange rate on October 31, 2003) and was completed on July 7, 2003.

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

The following discussion summarizes the material US and UK tax consequences regarding the ownership and disposition of the ADSs and Ordinary Shares and is not a complete analysis or listing of all the possible tax consequences of such ownership and disposition. This section is based on the US Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, Treasury Regulations promulgated thereunder, the Convention Between the United States of America and the United Kingdom which entered into force on March 31, 2003 (the “Income Tax Convention”), the Convention Between the United States of America and the United Kingdom which entered into force in 1980 (the “Old Income Tax Convention”), and administrative and judicial interpretations of the Code, the Income Tax Convention and the Old Income Tax Convention, all as in effect as of the date of this Annual Report, and all of which are subject to change, possibly on a retroactive basis. Statements regarding UK tax laws and practices set out below are based on those UK laws and published practices of the UK Inland Revenue as in force on the date of this Annual Report, which are subject to change.

This discussion only applies to US holders (as defined below) who hold their ADSs or Ordinary Shares as capital assets and use the US dollar as their functional currency. It does not address the tax treatment of US holders subject to special rules, such as banks or other financial institutions, dealers in securities, insurance companies, traders in securities that mark to market, tax-exempt entities, entities treated as partnerships for US

Back to Contents

federal income tax purposes or their partners, holders of 10% or more of the voting shares of Wolseley, persons holding their ADSs or Ordinary Shares as part of a hedging, straddle, conversion or constructive sale transaction, persons subject to the alternative minimum tax and persons who are resident or ordinarily resident in the UK (or who ceased to be so resident on or after March 17, 1998 and thereafter became resident within five years of assessment). The summary also does not discuss the tax consequences under state, local or non-US or non-UK laws.

This discussion does not consider particular circumstances. It is not a substitute for tax advice. Shareholders are urged to consult their tax advisors about the US federal, state and local, the UK and other tax consequences to them in light of their particular circumstances of purchasing, owning and disposing of ADSs or Ordinary Shares, and in particular whether they are eligible for the benefits of the Income Tax Convention and the Old Income Tax Convention.

As used in this discussion, “US holder” means a beneficial owner of Ordinary Shares or ADSs that is (i) a US citizen or resident, (ii) a corporation or other entity taxable as an association created or organized under the laws of the US or any political subdivision thereof, (iii) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (iv) an estate the income of which is subject to US federal income taxation regardless of its source.

On March 31, 2003, the US and the UK ratified the current income tax treaty (the Income Tax Convention) to replace the Old Income Tax Convention. The Income Tax Convention generally became effective with respect to withholding taxes on May 1, 2003, other US taxes on January 1, 2004, UK income and capital gains tax on April 6, 2003 and UK corporation tax on April 1, 2003. Taxpayers may elect to have the Old Income Tax Convention apply for a twelve month period from the date on which the Income Tax Convention would otherwise apply. US holders should consult their tax advisors regarding the potential application of the Income Tax Convention and the Old Income Tax Convention, including the relevant effective dates of the Income Tax Convention.

Considerations Relevant to the ADSs and Ordinary Shares

US holders of ADSs are treated as the owners of the underlying Ordinary Shares for purposes of the Income Tax Convention, the Old Income Tax Convention and the Estate and Gift Tax Convention (defined below), and for US federal income tax purposes.

Taxation of Dividends

For US federal income tax purposes, distributions paid to a US holder by Wolseley are treated as dividends to the extent paid out of Wolseley’s current or accumulated earnings and profits, as determined for US federal income tax purposes. Distributions by Wolseley in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, are treated as a return of capital to the extent of the US holder’s adjusted tax basis in its ADSs or Ordinary Shares, as the case may be, and thereafter as capital gain.

Under current UK taxation law, Wolseley is not required when paying a dividend on Ordinary Shares to withhold any tax at source. Under the terms of the Old Income Tax Convention, a US holder that is eligible for benefits thereunder is treated as having paid a notional UK withholding tax in an amount equal to a tax credit payment (a “Related Tax Credit”) that the holder is entitled to receive from the UK Inland Revenue. At current tax rates, a dividend of £90 entitles an eligible US holder to a Related Tax Credit of £10 offset by a notional UK withholding tax of £10. Because the Related Tax Credit and the notional UK withholding tax offset each other, the UK Inland Revenue neither makes the Related Tax Credit payment nor collects the notional UK withholding tax. In Revenue Procedure 2000-13, 2000-6 I.R.B. 515, the Internal Revenue Service confirmed that under the Old Income Tax Convention, an eligible US holder will continue to be entitled to claim the US dollar value of such notional UK withholding tax as a credit against the US holder’s US federal income tax liability, subject to certain conditions and limitations. To qualify for the foreign tax credit, a US holder must make an election to receive a foreign tax credit by filing Form 8833 with the taxpayer’s US federal income tax return for the relevant year. Pursuant to this election, the US holder is treated as having paid the notional UK withholding tax on the date of distribution. No claim need be filed with the UK Inland Revenue. US Holders are urged to consult their tax advisors as to whether they are eligible for the benefits of the Old Income Tax Convention. US holders are required to satisfy certain holding period requirements with respect to an ADS or Ordinary Share in order to claim the U.S. foreign tax credit for the notional UK withholding tax.

Back to Contents

The rules relating to foreign tax credits are extremely complex and US holders should consult their tax advisors with regard to the availability of any foreign tax credit and application of the foreign tax credit rules to their particular situation.

Dividends and amounts in respect of the Related Tax Credit will be income to a US Holder for US federal income tax purposes but generally will not be eligible for the dividends received deduction allowed to corporate holders. Any dividends paid by Wolseley in pounds sterling are included in the gross income of a US holder as an amount equal to the US dollar value of the dividend at the spot rate of exchange on the date the dividend is includable in the income of the US person, regardless of whether the payment is in fact converted into US dollars. US holders should consult their tax advisors regarding the treatment of any foreign currency gain or loss on any pounds sterling received by the US holder that is not converted into US dollars on the day the pounds sterling are includible in the income of the US holder.

A US Holder who is a resident of the United States for purposes of the Old Income Tax Convention will nonetheless not be entitled to the Related Tax Credit and consequently will not be entitled to a credit against US tax liability for the notional withholding tax thereon, if (a) the holding of Ordinary Shares or ADSs is (i) effectively connected with a permanent establishment situated in the United Kingdom through which the holder carries on business in the United Kingdom or (ii) effectively connected with a fixed base in the United Kingdom from which the holder performs independent personal services or (b) in the case of a US Holder that is a corporation, the US Holder (i) is also a resident of the United Kingdom for purposes of the Old Income Tax Convention or (ii) is, in certain circumstances, an investment or holding company at least 25% of the capital of which is held, directly or indirectly, by persons who are neither individual residents of the United States nor citizens of the United States. Furthermore, special rules may apply in respect of the Related Tax Credit if the US Holder (a) owns at least 10% of the class of shares in respect of which the dividend is paid (or, in the case of a US Holder that is a corporation, controls, alone or with one or more associated corporations, at least 10% of the voting stock of Wolseley plc) or (b) is exempt from tax in the United States on dividends paid by Wolseley plc. In addition, if a US Holder is a trust or estate, the Related Tax Credit will be available only to the extent that the income derived by such trust or estate is subject to US tax as the income of a resident either in its hands or in the hands of its beneficiaries.

Under the Income Tax Convention, the Related Tax Credit and the notional UK withholding tax discussed above are eliminated and it would therefore not be possible to claim a foreign tax credit in respect of any dividend payment made by the Company. As stated above, US holders may elect to have the Old Income Tax Convention apply for a twelve-month period from the date on which the new Income Tax Convention would otherwise apply.

Taxation of Capital Gains

A US holder will not be liable for UK tax on gains realized on the disposal of ADSs or Ordinary Shares unless, at the time of disposal, that holder carries on a trade (or profession or vocation) in the UK through a branch or agency or permanent establishment and the ADSs or Ordinary Shares are or have been used, held or acquired for the purposes of such trade, branch or agency or permanent establishment. For US federal income tax purposes, a US resident holder of ADSs or Ordinary Shares generally will recognize a capital gain or loss on the sale or other taxable disposition of ADSs or Ordinary Shares in an amount equal to the difference between the amount realized on the sale or other disposition (or its US dollar equivalent, determined at the spot rate on the date of sale if the amount is realized in a foreign currency) and the US holder’s adjusted tax basis in the ADSs or Ordinary Shares. Such gain or loss generally will be treated as long-term capital gain or loss if the ADSs or Ordinary Shares are held for more than one year as of the date of the sale or other taxable disposition. Gains or losses recognized by US holders generally will be considered US source income or loss for US foreign tax credit limitation purposes. The deductibility of capital losses is subject to certain limitations.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividend payments (or other taxable distributions) and proceeds paid in respect of ADSs or Ordinary Shares made within the US (and, in certain cases, outside the US) to a non-corporate US person, and “backup withholding” will apply to such payments paid during year if the US holder or beneficial owner fails to provide an accurate taxpayer identification number in the manner required by US law and applicable regulations, if there has been notification from the US Internal Revenue Service of a failure by the holder or beneficial owner to report all interest or dividends required to be shown on its federal income tax returns or, in certain circumstances, if the holder or beneficial owner fails to comply with applicable certification requirements. Certain corporations and persons that are not US persons may be required to establish

Back to Contents

their exemption from information reporting and backup withholding by certifying their status on the appropriate US Internal Revenue Service forms W-8 or W-8BEN.

Amounts withheld under the backup withholding rules may be credited against a holder’s tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the US Internal Revenue Service.

Inheritance Tax

Under the convention which entered into force on November 11, 1979 between the US and UK for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on estates of deceased persons and on gifts (the “Estate and Gift Tax Convention”), ADSs or Ordinary Shares held by an individual who is domiciled in the US and is not a national of or domiciled in the UK will generally not be subject to UK inheritance tax on the individual’s death or on a gift of the ADSs or Ordinary Shares during the individual’s lifetime except in certain cases where the ADSs or Ordinary Shares are placed in trust by a settlor domiciled in the UK and not domiciled in the US and in the exceptional case where the ADSs or Ordinary Shares are part of the business property of a UK permanent establishment of the individual or pertain to a UK fixed base of the individual used for the performance of independent personal services. In a case where the ADSs or Ordinary Shares are subject both to UK inheritance tax and to US federal gift or estate tax, the Estate and Gift Tax Convention generally provides a credit for the amount of any tax paid in the UK against the US federal tax liability, or for any tax paid in the US against the UK liability, based on priority rules set forth in the Estate Tax and Gift Convention.

Stamp Duty and Stamp Duty Reserve Tax (“SDRT”)

UK stamp duty will, subject to certain exceptions, be payable on any instrument transferring Ordinary Shares to the Custodian of the Depositary at the rate of 1.5% (rounded up to the nearest £5) on the value of such Ordinary Shares. SDRT will be payable at the rate of 1.5% of the consideration under any agreement to issue or transfer Ordinary Shares to the Custodian of the Depository. In accordance with the terms of the Deposit Agreement, any tax or duty payable by the Depositary or the Custodian of the Depositary with respect to any ADSs shall be payable by the owner or beneficial owner of the ADSs.

No UK stamp duty will be payable on any transfer of an ADS, provided that the ADS (and any separate instrument of transfer) is executed and retained at all times outside the UK. A transfer of an ADS in the US thus will not give rise to UK stamp duty. Any transfer of Ordinary Shares not held in the form of ADSs could result in a stamp duty liability at the rate of 0.5% rounded up to the nearest £5. The amount of stamp duty payable is generally calculated on the purchase price of the Ordinary Shares. There is no charge to ad valorem stamp duty on most gifts. On a transfer from the Depositary or its nominee to the relevant ADS holder under which no beneficial interest passes, a fixed £5 stamp duty should be payable.

UK SDRT at a rate of 0.5%, will be payable on any agreement to transfer Ordinary Shares or any interest therein. If an instrument transferring the Ordinary Shares is executed and stamped within six years of the date on which the agreement is made, any SDRT paid will be refundable and any SDRT not paid will cease to be due. SDRT will not be payable on any agreement to transfer ADSs.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

Any statement in this Annual Report about any of Wolseley’s documents is not necessarily complete. If the document is filed as an exhibit to this Annual Report, the document is deemed to modify the description contained in this Annual Report. Investors must review the exhibits themselves for a complete description of the document.

Investors may review a copy of the Company’s filings with the SEC, including exhibits and schedules filed therewith, at the SEC’s public reference facilities at the Headquarters Office, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at the Woolworth Building, 233 Broadway, 16th Floor, New York, New York, 10279 and at the Northwestern Atrium Center, 175W. Jackson Boulevard, Suite 900,

Back to Contents

Chicago, Illinois, 60604. Investors may also obtain copies of such materials from the Public Reference Section of the SEC, at the Headquarters Office, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Investors may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

Investors may read and copy any reports, statements or other information that the Company files with the SEC at the addresses indicated above. These SEC filings are also available to the public from commercial document retrieval services and on the SEC’s website at www.sec.gov.

Wolseley is required to file reports and other information with the SEC under the Securities Exchange Act of 1934. Reports and other information filed by Wolseley with the SEC may be inspected and copied at the SEC’s public reference facilities described above. As a foreign private issuer, Wolseley is exempt from the Rules under the Exchange Act prescribing the furnishing and content of proxy statements, and Wolseley’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in section 16 of the Exchange Act. Under the Exchange Act, as a foreign private issuer, Wolseley is not required to publish financial statements as frequently or as promptly as US companies.

I.	Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Treasury Risk Management

Wolseley is exposed to market risks arising from its international operations. The Group has well defined and consistently applied policies for the management of foreign exchange and interest rate exposures. There has been no change since July 31, 2003 in the major financial risks faced by the Group.

The main risks arising from the Group’s financial instruments are interest rate risk, liquidity risk and foreign currency risk. The treasury committee of the board reviews and agrees policies for managing each of these risks and they are summarised below. These policies are regularly reviewed. The Group’s financial instruments, other than derivatives, comprise borrowings, cash and liquid resources and various items, such as trade debtors and trade creditors that arise directly from its operations. The Group also enters into derivative transactions (principally interest rate swaps and forward foreign currency contracts). The purpose of such transactions is to hedge certain interest rate and currency risks arising from the Group’s operations and its sources of finance. Details of financial instruments are shown in note 33 to the Consolidated Financial Statements.

Derivatives are also used to a limited extent to hedge movements in the price paid for lumber. These options and futures hedging contracts mature within one year and all are with organised exchanges. The Group’s policy is to control credit risk by only entering into financial instruments with authorised counterparties after taking account of their credit rating.

It is, and has been throughout the period under review, the Group’s policy that no trading in financial instruments or speculative transactions be undertaken.

Interest Rate Risk

Wolseley finances its operations and acquisitions through a mixture of retained profits and bank and other borrowings. Wolseley borrows in the desired currencies principally at floating rates of interest and then uses interest rate swaps to generate the desired interest rate profile so managing the Group’s exposure to interest rate fluctuations. At July 31, 2003 approximately £267.6m of Wolseley’s net borrowings were at fixed rates for one year or more after taking account of swaps.

Wolseley reviews deposits and borrowings by currency at treasury committee and board meetings. The treasury committee gives prior approval to any variations from floating rate arrangements.

Back to Contents

Liquidity Risk

Wolseley seeks a balance between certainty of funding and a flexible, cost-effective borrowings structure. Wolseley’s policy is to ensure that, as a minimum, all projected net borrowing needs are covered by committed facilities arranged and provided by the corporate office, supplemented where appropriate by local facilities.

Wolseley has strong cash flows from its operating activities such that, in the absence of significant acquisitions, the Group would anticipate having surplus funds within the medium-term. Given these circumstances it has been concluded that funding sources with a maturity of more than seven years are inappropriate at the present time.

Wolseley’s principal source of funds is committed bank debt. A mix of term loans and revolving credit facilities are used to obtain the desired currency and maturity profile. Historically, the Group has entered into large syndicated loan facilities; no syndications were launched during the 2003 fiscal year. Over the last three financial years Wolseley has entered into a number of bilateral facilities. This approach has enabled the Group to adjust its funding profile to match more precisely its investment profile and strengthen its relationships with its core banks.

During the 2003 fiscal year, Wolseley entered into six new bilateral facilities, four of which were denominated in Euros and two were denominated in US dollars. At the year end exchange rates, the pound sterling value of these facilities was £247 million. One of these facilities is a short-term facility of one year for the amount of €150 million, which was used to fund part of the acquisition of PBM. Wolseley is currently negotiating the refinancing of this facility.

In addition, prior to the acquisition PBM had a debtor securitisation program for €70 million. Following the acquisition, it has been agreed that this facility should continue.

During the year, the Group entered into negotiations to refinance SBS’ construction loan program through a syndicated loan. In early September 2003 a three year facility for US$300 million was completed. In addition the Group has a £200 million bank overdraft facility and a number of other uncommitted facilities, which enable the Group to maintain short-term flexibility.

The year-end maturity profile of the Group’s centrally managed facilities at July 31, 2003 which comprise the Group’s material facilities was as follows:

Maturity Date	Facility amount £m

Less than 1 year	402

1-2 years	239

2-3 years	31

3-4 years	425

4-5 years	71

5-6 years	49

Total	1,217

As at the year-end, undrawn committed facilities are as follows:

£m
Less than 1 year	127
1-2 years	Nil
Over 2 years	Nil

Back to Contents

Foreign Currency Risk

Wolseley has significant overseas businesses whose revenues are mainly denominated in the currencies of the countries in which the operations are located. Approximately 59% of the Group’s sales during fiscal year 2003 were in US dollars. Wolseley does not have significant foreign currency cash flows arising from transactions. However, those that do arise are generally hedged with either forward contracts or currency options. Wolseley does not normally hedge profit translation exposure since such hedges have only temporary effect. Most of the foreign currency earnings generated by Wolseley’s overseas operations are reinvested in the business to fund growth in those territories. Wolseley’s policy is to maintain the majority of its debt in the currencies of its operating companies as this hedges both the net assets and cash flows of the Group.

Details of average exchange rates used in the translation of overseas earnings, and of year end exchange rates used in the translation of overseas balance sheets, for the principal currencies used by the Group are shown in note 31 to the Consolidated Financial Statements. The net effect of currency translation during fiscal year 2003 was to decrease turnover by £393.8 million (4.9%) and to reduce trading profit by £21.7 million (4.7%).

These currency effects reflect a movement during the 2003 fiscal year of the average pound sterling exchange rate against each of the major currencies with which the Group is involved as follows:

(Strengthening)/ Weakening of sterling %
US Dollar	(8.7)
Euro	7.0

Fair value of financial instruments

As set out in note 33 to the Consolidated Financial Statements, there is no significant difference between the book value and fair value of Wolseley’s financial instruments as at July 31, 2003.

Market Price Risk

Wolseley regularly monitors its interest rate and currency risk by reviewing the effect on profit before tax over various periods of a range of possible changes in interest rates and exchange rates. On the basis of Wolseley’s analysis it is estimated that the maximum effect of a rise of one percentage point in the principal interest rates on Wolseley’s continuing businesses would result in an increase in the interest charge of approximately £5.2 million. Similarly, it is estimated that a strengthening of sterling by 10% against all the currencies in which Wolseley does business would reduce profit before tax for fiscal year 2003 by approximately £31.1 million (7.3%) due to currency translation.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN ORDINARY SHARES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Details of the internal controls and procedures in place are set out at Item 6C – Directors, Senior Management and Employees – Board Practices, which also sets out the conclusions of Wolseley’s Chief Executive Officer and Group Financial Director about the effectiveness of the Group’s disclosure controls and procedures based on their evaluation within 90 days prior to the filing date of this Annual Report and contains disclosures related to significant changes in the Group’s internal controls or in other factors that could significantly affect such

Back to Contents

controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiences and material weaknesses.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Details of the audit committee and of Mr Murray, the audit committee Financial Expert, are set out at Item 6C – Directors, Senior Management and Employees – Board Practices.

ITEM 16B. CODE OF ETHICS

Details of the matters related to the Group wide code of ethics and the additions thereto approved by the audit committee to create a confidential and anonymous process for dealing with submissions by employees and others of any concerns or complaints received by the Group regarding, inter alia, accounts, internal accounting or auditing matters, are set out at Item 6C – Directors, Senior Management and Employees – Board Practices. Wolseley will provide to any person without charge upon request a copy of the Code of Ethics and additional disclosures policy. Requests should be made to the Group Company Secretary at the address set out on page 1 of this report or by facsimile to 011 44 118 929 8701 or by e-mail to mark.white@wolseley.com.

No amendment to or waiver from the Code of Ethics has been made since its introduction to the Chief Executive Officer, Group Financial Director, principal accounting officer or contoller or persons performing similar functions.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Details of the aggregate fees billed for each of the last two fiscal years for professional services rendered by the principal accountant, PricewaterhouseCoopers LLP (and its predecessor firm PricewaterhouseCoopers), for the audit of the Group’s annual financial statements are set out at Item 18 – Financial Statements and Note 4 Amounts Charged in arriving at operating profit on Page F-12 of the Consolidated Financial Statements. Details are also disclosed in such note of audit related fees, tax fees and all other fees for such fiscal years together with a description of the nature of the services comprising such fees.

The audit committee’s pre-approval policy and procedure is attached as an exhibit to this Annual Report.

Back to Contents

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The Consolidated Financial Statements and notes thereto as required by Item 18 are attached hereto and found immediately after the text of this Annual Report.

ITEM 19. EXHIBITS

Exhibit No.	Description

1.1	Memorandum and Articles of Association of Wolseley plc.*
2.1	Form of Deposit Agreement between Wolseley plc and The Bank of New York, as Depositary.*
4.1	Service Agreement dated September 27, 1999 between Jacques-Régis Descours and Brossette SA.*
4.2	Service Agreement dated September 25, 2002 between Andrew Hutton and Wolseley plc.**
4.3	Service Agreement dated September 25, 2002 between Stephen P. Webster and Wolseley plc.**
4.4	Agreement dated April 30, 2003 between Saprodis S.A.S. (1), Cofiger S.A.S. (2), Pinault-Printemps Redoute S.A.(3) and Wolseley plc (4) for the acquisition of Pinault Bois et Matériaux S.A.
4.5	Service Agreement dated June 27, 2003 between Fenton Norton Hord and Wolseley plc.
4.6	Service Agreement dated July 9, 2003 between Charles Augustus Banks and Wolseley plc.
4.7	Service Agreement dated July 18, 2003 between Claude A. Swanson Hornsby III and Wolseley plc.
4.8	Service Agreement dated July 21, 2003 between Gérard Legtmann and Centers Limited.
4.9	Service Agreement dated June 6, 2003 between Adrian Barden and Wolseley plc.
4.10	Engagement Letter dated September 2, 2002 between John Whybrow and Wolseley plc
4.11	Engagement Letter dated October 15, 2002 between Robert Walker and Wolseley plc
4.12	Engagement Letter dated November 12, 2002 between John Allan and Wolseley plc
4.13	Engagement Letter dated October 18, 2002 between James Murray and Wolseley plc
4.14	Engagement Letter dated June 16, 2003 between Gareth Davis and Wolseley plc

Back to Contents

Exhibit No.	Description

4.15	Rules of the Wolseley plc 2002 Long Term Incentive Scheme
4.16	Deed of Variation to Service Agreement dated July 29, 2003, between Wolseley plc and Charles A. Banks
4.17	Deed of Variation to Service Agreement dated August 11, 2003, between Wolseley plc and Fenton N. Hord
4.18	Deed of Variation to Service Agreement dated July 30, 2003, between Wolseley plc and Andrew J. Hutton
4.19	Deed of Variation to Service Agreement dated September 12, 2003, between Wolseley plc and Gérard Legtmann
4.20	Deed of Variation to Service Agreement dated July 30, 2003, between Wolseley plc and Stephen P. Webster
8.1.1	List of Subsidiaries – Amended
8.2.1	Principal Subsidiary Trade Names – Amended
10.1	PricewaterhouseCoopers LLP consent, dated November 21, 2003.
11.1	Group Code of Ethics
11.2	Group Whistleblowing Policy
11.3	Pre-approval policy and procedures for the provision of non-audit services by the Auditors.

*	incorporated by reference to Wolseley’s Registration Statement on Form 20-F (No. 1-15186).
**	incorporated by reference to Wolseley’s Annual Report on Form 20-F for financial year 2002 (No. 1-15186).

Back to Contents

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

WOLSELEY plc

Date: November 21, 2003	By: /s/ Mark J. White Mark J. White Group Company Secretary

CERTIFICATIONS

I, Charles A. Banks, certify that:

1.	I have reviewed this Annual Report on Form 20-F of Wolseley plc;

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

4.
The Company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Company and have:

a.
designed such disclosure controls and procedures to ensure that material information relating to the Company, including the consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

b.	evaluated the effectiveness of the Company’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual Report (the “Evaluation Date”); and

c.	presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date.

5.	The Company’s other certifying officers and I have disclosed, based on our most recent evaluation, to the Company’s auditors and the audit committee of the Company’s board of directors:

a.
all significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls.

6.
The Company’s other certifying officers and I have indicated in this Annual Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiences and material weaknesses.

Date: November 21, 2003	By: /s/ Charles A. Banks Charles A. Banks Group Chief Executive

Back to Contents

I, Stephen P. Webster, certify that:

1.	I have reviewed this Annual Report on Form 20-F of Wolseley plc;

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

4.
The Company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Company and have:

a.
designed such disclosure controls and procedures to ensure that material information relating to the Company, including the consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

b.	evaluated the effectiveness of the Company’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual Report (the “Evaluation Date”); and

c.	presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date.

5.	The Company’s other certifying officers and I have disclosed, based on our most recent evaluation, to the Company’s auditors and the audit committee of the Company’s board of directors:

a.
all significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls.

6.
The Company’s other certifying officers and I have indicated in this Annual Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiences and material weaknesses.

Date: November 21, 2003	By: /s/ Stephen P. Webster Stephen P. Webster Group Finance Director

Back to Contents

WOLSELEY plc

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Auditors	F–2
Consolidated Profit and Loss Account for the Year ended July 31, 2003	F–3
Consolidated Balance Sheet as of July 31, 2003	F–4
Consolidated Statement of Cash Flows for the Year ended July 31, 2003	F–5
Statement of Total Recognized Gains and Losses for the Year ended July 31, 2003	F–6
Reconciliation of Movements in Equity Shareholders’ Funds for the Year ended July 31, 2003	F–6
Notes to the Consolidated Financial Statements	F–7
Principal Subsidiaries	F–61
Acquisitions completed during the year	F–62

Back to Contents

WOLSELEY plc

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Wolseley plc

In our opinion, the accompanying consolidated profit and loss accounts and the related consolidated balance sheets, statements of cash flows, statements of total recognized gains and losses and reconciliation of equity shareholders’ funds, present fairly in all material respects, the financial position of Wolseley plc and its subsidiaries at July 31, 2003 and 2002 and the results of their operations and their cash flows for each of the three years in the period ended July 31, 2003 in conformity with accounting principles generally accepted in the United Kingdom. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America and in the United Kingdom which require that we plan and perform the audit to obtain reasonable assurance about whether financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income expressed in pounds sterling for each of the three years in the period ended July 31, 2003 and the determination of consolidated shareholders’ equity and consolidated financial position also expressed in pounds sterling at July 31, 2003 and 2002 to the extent summarised in Note 41 to the consolidated financial statements.

PricewaterhouseCoopers LLP
Birmingham, United Kingdom
September 22, 2003

Back to Contents

WOLSELEY plc

Consolidated profit and loss account
Year ended July 31, 2003

		2003	2002	2001
	Notes	£m	£m	£m

Turnover	2
Continuing operations		8,022.9	7,967.6	7,141.6
Acquisitions		198.1	–	–

		8,221.0	7,967.6	7,141.6
Discontinued operations		–	–	53.3

		8,221.0	7,967.6	7,194.9

Operating profit
Continuing operations		431.4	437.2	392.7
Acquisitions		11.6	–	–

		443.0	437.2	392.7
Discontinued activities		–	–	3.7
Operating profit	2, 3 & 4	443.0	437.2	396.4
Exceptional loss on disposal of operations		–	–	(70.0)

Profit on ordinary activities before interest		443.0	437.2	326.4
Net interest payable	5	(17.0)	(26.5)	(35.2)

Profit on ordinary activities before tax		426.0	410.7	291.2

Taxation	6
Current tax charge		(118.0)	(108.1)	(102.8)
Deferred tax charge		(9.6)	(14.4)	(3.3)

		(127.6)	(122.5)	(106.1)

Profit on ordinary activities after tax		298.4	288.2	185.1

Profit for the year attributable to ordinary shareholders		298.4	288.2	185.1
Dividends	7	(123.1)	(109.2)	(97.4)

Profit retained		175.3	179.0	87.7

Earnings per share	8

Basic earnings per share		51.53p	49.96p	32.17p

Diluted earnings per share		51.12p	49.46p	32.12p

Back to Contents

WOLSELEY plc

Consolidated balance sheet
As of July 31, 2003

		2003	2002
	Notes	£m	£m

Fixed assets
Intangible assets	10	686.8	502.7
Tangible assets	11	716.6	582.0
Investments	12	0.2	0.1

		1,403.6	1,084.8
Current assets
Stocks	13	1,303.5	1,050.9
Debtors and property awaiting disposal	14	1,780.3	1,372.7
Construction loans receivable (secured)	15	176.2	171.4
Investments	16	6.9	9.3
Cash at bank, in hand and on deposit		215.9	204.9

		3,482.8	2,809.2
Creditors: amounts falling due within one year
Short term borrowings	17	207.0	252.2
Construction loans borrowings (unsecured)	15	176.1	171.4
Other creditors	18	1,742.7	1,245.9

		2,125.8	1,669.5

Net current assets		1,357.0	1,139.7

Total assets less current liabilities		2,760.6	2,224.5
Creditors: amounts falling due after one year
Borrowings	19	842.5	507.6
Provisions for liabilities and charges	20	143.9	117.0

		986.4	624.6

		1,774.2	1,599.9

Capital and reserves
Called up share capital	21	145.2	144.5
Share premium account	22	177.8	169.1
Profit and loss account	22	1,451.2	1,286.3

Shareholders’ funds		1,774.2	1,599.9

Back to Contents

WOLSELEY plc

Consolidated cash flow statement
Year ended July 31, 2003

		2003	2002	2001
	Notes	£m	£m	£m

Net cash inflow from operating activities	27	607.7	584.1	518.0
Net cash outflow from returns on investments and servicing of finance	28	(24.8)	(22.5)	(36.9)
Tax paid		(108.1)	(119.6)	(90.9)
Capital expenditure	28	(108.2)	(96.8)	(108.8)
Acquisitions	25	(507.2)	(169.9)	(400.6)
Purchase of minority interests		–	–	(1.5)
Disposals	26	3.0	8.2	13.0
Equity dividends paid		(113.0)	(100.1)	(90.8)

Cash (outflow)/inflow before use of liquid resources and financing		(250.6)	83.4	(198.5)
Management of liquid resources	28	31.8	1.4	(6.0)
Financing	28	314.8	(98.8)	254.0

Increase/(Decrease) in cash in period		96.0	(14.0)	49.5

Reconciliation of net cash flow to movement in net debt	29
Increase/(Decrease) in cash in period		96.0	(14.0)	49.5
Cash flow from (increase)/decrease in debt and lease financing		(305.4)	106.4	(248.5)
Cash flow from (increase)/decrease in liquid resources		(31.8)	(1.4)	6.0

Change in net debt resulting from cash flows		(241.2)	91.0	(193.0)
New finance leases		–	(2.6)	(4.8)
Finance leases acquired with subsidiaries		(20.6)	–	–
Translation difference		(19.3)	59.7	(41.6)

Movement in net debt in period		(281.1)	148.1	(239.4)
Opening net debt		(545.6)	(693.7)	(454.3)

Closing net debt		(826.7)	(545.6)	(693.7)

Back to Contents

WOLSELEY plc

Statement of total recognized gains and losses
Year ended July 31, 2003

	2003	2002	2001
	£m	£m	£m

Profit for the financial year	298.4	288.2	185.1
Currency translation differences	(10.4)	(84.3)	35.6

Total recognized gains and losses for the financial year	288.0	203.9	220.7

Reconciliation of movements in equity shareholders’ funds
Year ended July 31, 2003

	2003	2002	2001
	£m	£m	£m

Profit for the financial year	298.4	288.2	185.1
Dividends	(123.1)	(109.2)	(97.4)
Currency translation differences	(10.4)	(84.3)	35.6
New share capital subscribed	9.4	7.6	5.5
Goodwill written back on disposals	–	1.2	44.4

Net additions to shareholders’ funds	174.3	103.5	173.2
Opening shareholders’ funds	1,599.9	1,496.4	1,323.2

Closing shareholders’ funds	1,774.2	1,599.9	1,496.4

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2003

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
Year ended July 31, 2003

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

Depreciation

Depreciation is provided on all tangible fixed assets (except freehold land) mainly on a straight line basis to write off the cost of those assets over their estimated useful lives. The principal rates of depreciation are: freehold buildings and long leaseholds, 2-3%; short leaseholds, over the period of the lease; plant and machinery, 10-15%; fixtures and fittings, 15%; computers, 20-100% and motor vehicles, 25%.

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

Pensions & Post Retirement Benefits

The expected costs of providing retirement pensions under defined benefit plans and other post retirement benefits are charged to the profit and loss account over the periods benefiting from the employees’ services in accordance with the recommendations of independent qualified actuaries. Variations from expected cost are normally spread over the average remaining service lives of current employees.

Contributions to defined contribution pension plans are charged to the profit and loss account as incurred.

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2003

Derivatives and financial instruments

Financial instruments, in particular, interest rate swaps and currency swaps, are used to manage the financial risks arising from the business activities of the Group and the financing of those activities. There is no trading activity in financial instruments. Financial instruments are accounted for as follows:

•
Interest rate swaps are used to hedge the Group’s exposure to movements in interest rates. The interest payable or receivable on such swaps is accrued in the same way as interest arising on deposits or borrowings. Interest rate swaps are not revalued to fair value prior to maturity.

•
Cross currency interest rate swaps (currency swaps) are used to hedge foreign currency assets and borrowings. The future currency exchange within such contracts is revalued to the rate of exchange at the balance sheet date and any unrealised gain or loss is matched with that on the underlying asset or liability in reserves. The interest coupon on such swaps is accrued in the same way as that on borrowings and deposits.

Product Warranties

Provision is made for the estimated liability on all products still under warranty.

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2003

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

Analysis of change in sales

	2002	Exchange	New acquisitions 2003	Increment on 2002 acquisitions	Movement in discontinued operations	Organic change	Organic change	2003
	£m	£m	£m	£m	£m	£m	%	£m

European Distribution	2,517.5	62.1	121.5	136.6	–	119.0	4.6	2,956.7
North American Plumbing and Heating Distribution	3,592.4	(294.9)	21.5	198.9	–	33.6	1.0	3,551.5
US Building Materials Distribution	1,857.7	(161.0)	55.1	14.9	–	(53.9)	(3.2)	1,712.8

	7,967.6	(393.8)	198.1	350.4	–	98.7	1.3	8,221.0

Analysis of change in sales

	2001	Exchange	New acquisitions 2002	Increment on 2001 acquisitions	Movement in discontinued operations	Organic change	Organic change	2002
	£m	£m	£m	£m	£m	£m	%	£m

European Distribution	2,371.4	11.5	5.5	64.4	–	64.7	2.7	2,517.5
North American Plumbing and Heating Distribution	3,000.5	(23.2)	61.2	568.7	–	(14.8)	(0.5)	3,592.4
US Building Materials Distribution	1,769.7	(12.8)	35.5	58.9	–	6.4	0.4	1,857.7

	7,141.6	(24.5)	102.2	692.0	–	56.3	0.8	7,967.6
Discontinued operations	53.3	5.9	–	–	(59.2)	–	–	–

	7,194.9	(18.6)	102.2	692.0	(59.2)	56.3	0.8	7,967.6

Analysis of change in operating profit before goodwill amortization

	2002	Exchange	New acquisitions 2003	Increment on 2002 acquisitions	Movement in operations discontinued	Organic change	Organic change	2003
	£m	£m	£m	£m	£m	£m	%	£m

European Distribution	171.4	3.2	6.3	5.3	–	7.0	4.0	193.2
North American Plumbing and Heating Distribution	200.7	(16.6)	1.0	16.3	–	0.8	0.4	202.2
US Building Materials Distribution	91.8	(8.3)	5.9	0.2	–	(12.1)	(14.5)	77.5

Operating profit before goodwill amortization	463.9	(21.7)	13.2	21.8	–	(4.3)	(1.0)	472.9

Goodwill amortization	(26.7)							(29.9)

Operating profit	437.2							443.0

<<

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2003

Analysis of change in operating profit before goodwill amortization

	2001	Exchange	New acquisitions 2002	Increment on 2001 acquisitions	Movement in operations discontinued	Organic change		2002
	£m	£m	£m	£m	£m	£m	%	£m

European Distribution	158.2	0.5	(0.1)	2.6	–	10.2	6.4	171.4
North American Plumbing and Heating Distribution	155.5	(2.0)	2.5	28.8	–	15.9	10.4	200.7
US Building Materials Distribution	96.8	(0.7)	1.4	4.6	–	(10.3)	(10.7)	91.8

	410.5	(2.2)	3.8	36.0	–	15.8	3.9	463.9
Discontinued operations	3.7	–	–	–	(3.7)	–	–	–

Operating profit before goodwill amortization	414.2	(2.2)	3.8	36.0	(3.7)	15.8	3.8	463.9

Goodwill amortization	(17.8)							(26.7)

Operating profit	396.4							437.2

	Turnover			Operating Profit			Net Assets
By Class of business	2003	2002	2001	2003	2002	2001	2003	2002	2001
	£m	£m	£m	£m	£m	£m	£m	£m	£m

European Distribution	2,956.7	2,517.5	2,371.4	182.0	162.1	149.6	1,206.4	771.0	736.6
North American Plumbing and Heating Distribution	3,551.5	3,592.4	3,000.5	190.3	190.1	151.9	997.8	981.5	940.1
US Building Materials Distribution	1,712.8	1,857.7	1,769.7	70.7	85.0	91.2	524.3	552.5	644.9
Manufacturing	–	–	53.3	–	–	3.7	–	–	–
Parent and others	–	–	–	–	–	–	(37.3)	(79.2)	(60.2)

	8,221.0	7,967.6	7,194.9	443.0	437.2	396.4	2,691.2	2,225.8	2,261.4

Manufacturing business divestment was concluded in Europe in 2001.

Net assets are defined as fixed assets plus net current assets, less provisions for liabilities and charges but excluding investments, cash, borrowings and dividends payable. The segmental operating profits are stated after the allocation of central costs and charges.

Turnover by geographical origin and destination.

	Turnover			Fixed Assets
	2003	2002	2001	2003	2002	2001
	£m	£m	£m	£m	£m	£m

United States	4,868.1	5,089.3	4,738.7	336.0	335.2	380.1
Canada	396.4	360.8	31.6	18.8	15.4	18.0
United Kingdom	1,819.7	1,623.7	1,504.9	173.2	152.7	133.6
France	658.3	544.4	560.4	147.2	39.3	37.9
Rest of World	478.5	349.4	359.3	41.4	39.4	22.7

	8,221.0	7,967.6	7,194.9	716.6	582.0	592.3

Turnover by geographical origin and destination are not materially different. In addition, turnover between business and geographical segments is not material.

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2003

3.	Operating Profit
	Continuing operations	Acquisitions	Total 2003	2002	2001
	£m	£m	£m	£m	£m

Turnover	8,022.9	198.1	8,221.0	7,967.6	7,194.9
Cost of Sales	(5,855.5)	(138.1)	(5,993.6)	(5,840.7)	(5,282.2)

Gross Profit	2,167.4	60.0	2,227.4	2,126.9	1,912.7
Distribution Costs	(1,474.9)	(34.3)	(1,509.2)	(1,472.4)	(1,322.2)
Administrative expenses	(287.9)	(14.2)	(302.1)	(246.4)	(222.7)
Other operating income	26.8	0.1	26.9	29.1	28.6

	431.4	11.6	443.0	437.2	396.4

4.	Amounts charged in arriving at operating profit
	2003	2002	2001
	£m	£m	£m

Operating lease rentals:
– Plant and machinery	7.8	6.2	7.2
– Other operating leases	98.8	100.2	80.0
Depreciation (including profit/loss on disposal of fixed assets)	89.1	88.3	85.4
Depreciation on finance lease assets	4.0	4.2	4.8
Staff costs (Note 9)	1,087.4	1,034.5	945.6
Goodwill amortization	29.9	26.7	17.8
One off costs incurred in respect of acquisition integration	0.5	7.1	–

Amounts payable to the auditors:
Audit fees
– Company	0.1	0.1	0.1
– rest of group	1.7	1.5	1.4
Taxation
– UK	1.5	2.0	2.4
– Overseas	0.2	0.1	0.1
Audit Related
– UK	0.3	0.5	0.2
– Overseas	0.4	0.4	0.3
Other services
– UK	–	0.1	0.9
– Overseas	0.3	0.2	0.3

Total fees payable to the auditors	4.5	4.9	5.7

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2003

5.	Net interest payable
	2003	2002	2001
	£m	£m	£m

Interest receivable	(19.2)	(44.1)	(30.2)
Interest payable and similar charges
– Bank loans and overdrafts	35.9	63.6	63.9
– Other loans	0.1	6.3	–
– Finance lease charges	0.2	0.7	1.5

	17.0	26.5	35.2

Net interest receivable on construction loans amounted to £8.3 million (2002: £9.1 million; 2001 £6.7 million).

6.	Taxation

The corporate tax rates applicable in the countries in which the group principally operates are:

UK	30.0% (2002: 30.0%; 2001: 30.0%)
France	35.43% (2002: 35.43%; 2001: 36.44%)
US	35.0% federal tax (2002: 35.0%; 2001: 35.0%) plus appropriate rates of state tax

The following table analyses profit/(loss) on ordinary activities before tax:

	2003	2002	2001
	£m	£m	£m

United Kingdom	98.4	76.5	(11.2)
Overseas	327.6	334.2	302.4

Total profit on ordinary activities before tax	426.0	410.7	291.2

	2003	2002	2001
	£m	£m	£m

The tax charge for the year comprises:
UK current year tax charge	39.3	29.0	93.5
– Less: double tax relief	(9.2)	(0.3)	(74.6)

	30.1	28.7	18.9
– UK prior year	1.2	–	(1.8)

Total UK tax charge	31.3	28.7	17.1

Overseas current year tax charge	83.8	89.5	86.7
Overseas prior year	2.9	(10.1)	(1.0)

Total overseas tax charge	86.7	79.4	85.7

Total current tax	118.0	108.1	102.8
Deferred tax charge origination and reversal of timing differences	9.6	14.4	3.3

Total tax charge	127.6	122.5	106.1

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2003

	2003	2002	2001
Tax reconciliation:	%	%	%

Average UK corporation tax rate	30	30	30
Prior year amounts	1	(1)	1
Non deductible and non-taxable items	(4)	(4)	(8)
Deferred tax-origination and reversal of timing differences	(4)	(4)	(1)
Higher average tax rates in overseas companies	4	5	6
Exceptional loss at standard rate of corporation tax	–	–	7

Effective current tax rate on profit on ordinary activities before tax	27	26	35

	2003	2002
Deferred Tax	£m	£m

The elements of deferred tax are as follows:

Accelerated capital allowances	0.5	6.2
Other timing differences	(13.7)	(5.8)

Deferred tax (asset)/liability	(13.2)	0.4

The movements in the deferred tax balance were as follows:
Liability/(Asset) at beginning of year	0.4	(16.0)
Amount charged to profit and loss account	9.6	14.4
Acquisitions	(17.7)	2.2
Transfers	(4.0)	–
Exchange	(1.5)	(0.2)

(Asset)/Liability at end of year	(13.2)	0.4

The closing balance is made up of:
Deferred tax asset	(35.9)	(11.3)
Deferred tax liability	22.7	11.7

	(13.2)	0.4

There are other deferred tax assets in relation to tax losses totalling £0.1m (2002: £0.1m) that have not been recognized on the basis that their future economic benefit is uncertain.

No provision has been made for deferred tax on gains recognized on revaluing property to its market value or on the sale of properties where potentially taxable gains have been rolled over into replacement assets. Such tax would become payable only if the property were sold without it being possible to claim rollover relief. The total amount unprovided for is £20.7 million (2002: £8.0 million). At present, it is not anticipated that any such tax on gains will become payable in the foreseeable future.

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2003

7.	Dividends
	2003	2002	2001
	£m	£m	£m

Interim paid 5.60p per share (2002: 5.00p; 2001: 4.55p)	32.6	28.9	26.2
Final proposed 15.60p per share (2002: 13.90p; 2001: 12.35p)	90.5	80.3	71.2

Total 21.20p per share (2002: 18.90p; 2001: 16.90p)	123.1	109.2	97.4

8.	Earnings per share

Basic earnings per share of 51.53p is calculated on the profit of £298.4 million accruing to ordinary share capital and on a weighted average number of Ordinary Shares in issue during the year of 579.1 million (2002: 577.1 million; 2001: 575.3 million). The earnings per share before goodwill amortization of 56.69p is calculated on the profit of £328.3 million accruing to ordinary share capital. The impact of all potentially dilutive share options on earnings per share would be to increase the weighted average number of shares in issue by 4.6 million and to reduce basic earnings per share by 0.41 pence.

9.	Employee information

	2003	2002	2001
Employment costs	£m	£m	£m

Wages and salaries	941.0	896.8	817.2
Social security costs	118.0	113.5	100.6
Other pension costs (Note 34)	28.4	24.2	27.8

	1,087.4	1,034.5	945.6

Average weekly number of employees	2003	2002	2001

European Distribution	15,829	14,063	13,106
North American Plumbing and Heating Distribution	14,427	13,786	11,711
US Building Materials Distribution	9,043	9,287	9,414
Manufacturing and other	–	–	503

	39,299	37,136	34,734

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2003

10.	Intangible fixed assets

The group	2003 £m	2002 £m

Goodwill cost
At August 1	563.9	510.9
Additions	205.6	82.3
Disposals	(0.9)	(0.1)
Revisions to prior year	5.8	5.8
Exchange rate adjustment	3.9	(35.0)

At July 31	778.3	563.9

Goodwill amortization
At August 1	61.2	36.6
Charge for the year	29.9	26.7
Exchange rate adjustment	0.4	(2.1)

At July 31	91.5	61.2

Net book value at July 31	686.8	502.7

Completion during the fiscal year 2003 of opening balance sheet reviews of a further three acquisitions made in fiscal 2002 increased purchased goodwill by £5.8 million. Adjustment arose from the subsequent review of the valuation of properties of £5.4 million and the value of stocks and debtors acquired. The revised goodwill on acquisitions made in 2002 is £88.1 million.

Following the completion during the fiscal year 2002 of the opening balance sheet review of Westburne, acquired in July 2001, its provisional fair values were amended. Fair value of stock was reduced by £8.8m to £93.8m, creditors increased by £5.1 million to £99.5 million, taxation provisions reduced by £4.3m to a £2.1m taxation debtor and consideration decreased by £2.0m to £253.1m. The net adjustment to goodwill arising from these revisions is £7.6m. The revised total goodwill on acquisition of Westburne included in these financial statements is £131.5m.

Completion during fiscal year 2002 of opening balance sheet reviews of a further 8 acquisitions made in the fiscal year 2001 reduced purchased goodwill by £1.8m.

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2003

11.	Tangible fixed assets

	Land and Buildings
The group	Freehold £m	Long term leasehold £m	Short term leasehold £m	Plant machinery, equipment £m	Total £m

Cost
At August 1, 2002	397.2	13.8	138.5	524.2	1,073.7
Exchange rate adjustment	3.7	0.3	(0.3)	4.1	7.8
New businesses	66.7	0.1	19.1	23.4	109.3
Additions	25.7	2.3	16.6	81.6	126.2
Disposals and transfers	(4.3)	0.9	(8.2)	(24.7)	(36.3)
Property awaiting disposal	(3.9)	–	–	–	(3.9)

At July 31, 2003	485.1	17.4	165.7	608.6	1,276.8

Accumulated depreciation
At August 1, 2002	75.3	3.8	78.1	334.5	491.7
Exchange rate adjustment	1.4	0.1	(0.6)	2.9	3.8
Charge for the year
– owned assets	10.9	0.9	11.9	67.7	91.4
– leased assets	–	–	–	4.0	4.0
Disposals and transfers	(2.0)	–	(1.1)	(26.8)	(29.9)
Property awaiting disposal	(0.8)	–	–	–	(0.8)

At July 31, 2003	84.8	4.8	88.3	382.3	560.2

Owned assets	400.3	12.6	77.4	197.3	687.6
Assets under finance leases	–	–	–	29.0	29.0

Net book amount – July 31, 2003	400.3	12.6	77.4	226.3	716.6

Net book amount – August 1, 2002	321.9	10.0	60.4	189.7	582.0

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2003

	Land and Buildings
	Freehold £m	Long term leasehold £m	Short term leasehold £m	Plant machinery, equipment £m	Total £m

Cost
At August 1, 2001	395.5	11.3	129.9	512.8	1,049.5
Exchange rate adjustment	(22.9)	–	(6.4)	(25.4)	(54.7)
New businesses	15.2	0.3	9.6	6.8	31.9
Additions	27.1	2.2	12.6	73.7	115.6
Disposals and transfers	(6.5)	–	(7.2)	(43.7)	(57.4)
Property awaiting disposal	(11.2)	–	–	–	(11.2)

At July 31, 2002	397.2	13.8	138.5	524.2	1,073.7

Accumulated depreciation
At August 1, 2001	71.2	3.2	67.5	315.3	457.2
Exchange rate adjustment	(3.4)	–	(3.5)	(17.8)	(24.7)
New businesses	–	–	6.4	3.1	9.5
Charge for the year
– owned assets	11.2	0.6	12.5	67.7	92.0
– leased assets	–	–	0.2	4.0	4.2
Disposals and transfers	(2.0)	–	(5.0)	(37.8)	(44.8)
Property awaiting disposal	(1.7)	–	–	–	(1.7)

At July 31, 2002	75.3	3.8	78.1	334.5	491.7

Owned assets	321.9	10.0	60.4	179.2	571.5
Assets under finance leases	–	–	–	10.5	10.5

Net book amount – July 31, 2002	321.9	10.0	60.4	189.7	582.0

Net book amount – August 1, 2001	324.3	8.1	62.4	197.5	592.3

The cost of tangible fixed assets at July 31, 2003 included £20.5 million (2002: £13.1 million) in respect of assets in the course of construction. Freehold land, which is included above and amounts to £105.6 million (2002: £93.1 million), is not depreciated.

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2003

12.	Investments

	Investment in own shares £m	Trade Investments £m	Net book amount £m

At August 1, 2002	0.1	–	0.1
Additions	–	0.2	0.2
Disposals	(0.1)	–	(0.1)

At July 31, 2003	–	0.2	0.2

There were no Wolseley plc shares of 25 pence each held by Wolseley QUEST Ltd at July 31 2003 (2002: 16,692; 2001: 68,130), which would be excluded from the calculation of earnings per share.

13.	Stocks

	2003 £m	2002 £m

Goods purchased for resale	1,303.5	1,050.9

The current replacement cost of stocks does not differ materially from the historical cost stated above.

Some subsidiary undertakings have consignment stock arrangements with suppliers in the ordinary course of business. Items drawn from consignment stock are generally invoiced to the companies concerned at the price ruling at the date of drawdown. The value of such stock, at cost, which has been excluded from the balance sheet in accordance with the application notes included in FRS 5, amounted to £8.4 million (2002: £8.1 million).

14.	Debtors

	2003 £m	2002 £m

Amounts falling due within one year:
Trade debtors	1,545.2	1,179.8
Other debtors	127.1	123.3
Prepayments	51.7	43.2
Corporation tax recoverable	9.9	1.1
Property awaiting disposal	10.5	14.0

	1,744.4	1,361.4
Amounts falling due after more than one year:
Deferred tax asset	35.9	11.3

	1,780.3	1,372.7

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2003

15.	Construction loans

	2003 £m	2002 £m

Construction loans receivable – secured	176.2	171.4
Borrowings to finance construction loans – unsecured	(176.1)	(171.4)

	0.1	–

Construction loans receivable, which are secured principally against homes in the course of construction or completed homes awaiting sale, are made to customers of Stock Building Supply, Inc.

Included in construction loans receivable is an amount of £5.9 million (2002: £9.1 million) representing properties held for sale in lieu of foreclosed loans. Allowances for construction loans included in the above amounted to £3.3 million (2002: £2.8 million)

16.	Current asset investments

	2003 £m	2002 £m

US life insurance policies	4.6	4.2
French SICAV, bonds and commercial paper	0.2	3.0
Austrian marketable securities (A3 bonds)	2.1	2.1

	6.9	9.3

17.	Short term borrowings

	2003 £m	2002 £m

Bank loans and overdrafts
Unsecured	198.6	246.8
Other loans:
Secured	8.4	5.0
Unsecured	–	0.4

	207.0	252.2

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2003

18.	Creditors: amounts due within one year

	2003	2002
	£m	£m

Trade creditors	1,135.5	773.8
Bills of exchange payable	95.7	91.6
Corporation tax	72.6	46.0
Other tax and social security	82.8	34.7
Other creditors	102.2	77.0
Accruals and deferred income	163.4	142.5
Proposed dividend	90.5	80.3

	1,742.7	1,245.9

19.	Borrowings falling due after one year

	2003	2002
	£m	£m

Maturity of borrowings
Due in one to two years	247.5	55.2
Due in two to five years	535.7	405.7
Due in over five years	59.3	46.7

	842.5	507.6

Repayable after five years otherwise than by installments
US Industrial Revenue Bonds	3.1	3.2
Bank facilities	48.1	43.3
Repayable within 2 to 5 years
Finance leases and other facilities	6.2	–
Bank facilities	529.5	405.7
Repayable within 1 to 2 years
Finance leases and other facilities	7.6	7.1
Bank facilities	239.9	48.1
Repayable by installments, any one of which is due for repayment after five years
Other loans	–	–
Repayable by installments, all of which are due for repayment after five years
Other loans	8.1	0.2

	842.5	507.6

Details of the Group’s undrawn committed facilities are set out at Item 11, Quantitative and Qualitative Disclosures, about market risks on page 66.

Finance lease obligations included above are secured against the assets concerned. Other secured loans amounting to £1.2 million (2002: £10.7 million) are secured against various Group assets.

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2003

20.	Provisions for liabilities and charges

	Reorganisation	Pensions	Wolseley Insurance	Other provisions	Total
	£m	£m	£m	£m	£m

At July 31, 2001	0.1	39.2	21.7	24.8	85.8
Utilized in the year	(0.1)	(25.8)	(10.8)	(0.3)	(37.0)
Charge for the year	–	25.2	12.2	28.3	65.7
Transfers	–	5.5	–	–	5.5
New businesses	–	–	–	0.1	0.1
Exchange differences	–	(0.4)	(1.8)	(0.9)	(3.1)

At August 1, 2002	–	43.7	21.3	52.0	117.0
Utilized in the year	–	(29.6)	(11.8)	(0.9)	(42.3)
Charge for the year	–	28.4	23.4	4.3	56.1
Transfers	–	–	–	1.1	1.1
New businesses	–	5.4	–	3.5	8.9
Exchange differences	–	4.2	(0.8)	(0.3)	3.1

At July 31, 2003	–	52.1	32.1	59.7	143.9

Wolseley Insurance provisions represent certain accumulated balances on the general business fund of Wolseley Insurance Limited in respect of provisions for outstanding and potential claims based on historical experience.

Other provisions include: for property, £12.7 million; environmental and legal liabilities (including asbestos related litigation), £24.3 million and deferred taxation, £22.7 million. Asbestos-related litigation is fully covered by insurance and accordingly an equivalent insurance receivable has been recorded in ‘Other debtors’ (note 14) in accordance with FRS 12 ‘Provisions, contingencies and contingent assets’. The provision and related receivable have been stated on a discounted basis. The level of insurance coverage available significantly exceeds the expected level of future claims, and therefore no profit or cashflow impact is expected to arise in the foreseeable future.

At July 31, 2003 the Company had provisions of £nil (2002: £nil)

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2003

21.	Share capital

	Authorized		Allotted and issued
	2003	2002	2003	2002

Number of ordinary 25p shares (million)	800.0	800.0	580.7	577.9
Nominal value of ordinary 25p shares (million)	£200.0	£200.0	£145.2	£144.5

All allotted and issued shares are fully paid or credited as fully paid.

Allotment of shares

From August 1, 2002 to July 31, 2003, new Ordinary Shares of 25 pence each in the Company have been issued as follows:

Allotment date	Number of shares	Price per share	Value/ Proceeds	Purpose of issue
		£	£m

Various	989,404	251.00 – 597.00	3.0	Exercise of savings related share options
Various	1,731,212	220.75 – 483.50	6.4	Exercise of executive share options/stock appreciation rights

	2,720,616		9.4

From August 1, 2001 to July 31, 2002, new Ordinary Shares of 25 pence each in the Company have been issued as follows:

Allotment date	Number of shares	Price per share	Value/ Proceeds	Purpose of issue
		£	£m

Various	88,104	2.51 – 4.09	0.3	Exercise of savings related share options
Various	1,230,198	2.0325 – 4.835	5.0	Exercise of executive share options
March 2001	328,137	7.045	2.3	Allotted to Wolseley Quest Ltd for exercise of savings related share options

	1,646,439		7.6

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2003

All employee share plans

The maximum number of shares pursuant to which options may be granted (but excluding any options which lapse) under all share option schemes and the stock appreciation plan in any ten year period is 10% of the issued share capital from time to time. The number of shares pursuant to which options may be granted under all such schemes as of July 31, 2003 was 58,067,032, of which 9,002,030 have already been issued pursuant to options exercised in the ten year period ended July 31, 2003. The following options were outstanding under the various all employee share plans:

Number of shares under option as of July 31,				Not exercisable
2003		2002	Price	after

–		3,259	275.00p	September 2002
1,735		63,951	368.00p	September 2003
–		7,410	409.00p	September 2002
63,011		66,249	409.00p	September 2004
–		1,415,200	372.00p	April 2003
11,040		349,000	345.00p	September 2003
92,190		97,478	345.00p	September 2005
1,466,000		1,612,000	324.00p	April 2004
–		3,094	375.00p	September 2002
226,836		246,870	375.00p	September 2004
80,614		85,024	375.00p	September 2006
1,876,200		2,012,200	348.00p	April 2005
6,324		587,521	251.00p	September 2003
609,879		689,677	251.00p	September 2005
150,890		160,548	251.00p	September 2007
2,237,600		2,419,700	376.00p	April 2006
197,099		247,286	336.00p	October 2004
323,095		352,495	336.00p	October 2006
72,721		86,344	336.00p	October 2008
–		518,019	597.00p	June 2003
222,537		290,118	562.00p	November 2005
13,282		23,515	562.00p	November 2005
228,811		262,221	562.00p	November 2007
565		1,130	562.00p	November 2007
63,795		81,117	562.00p	November 2009
2,260,153	*	–	437.75p	June 2004
653,636	**	–	412.00p	November 2006
67,751	**	–	412.00p	November 2006
483,418	**	–	412.00p	November 2008
8,929	**	–	412.00p	November 2008
82,673	**	–	412.00p	November 2010

11,500,784		11,681,426

* Granted March 19, 2003 ** Granted April 19, 2003

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2003

Executive share option schemes

The maximum number of shares pursuant to which options may be granted (but excluding any options which lapse) under the rules of the executive share options in any ten year period is 5% of the issued share capital from time to time. The number of shares pursuant to which options may be granted as of July 31, 2003 was 29,033,516 of which 4,041,636 have already been issued pursuant to options exercised on or before July 31, 2003. The following options were outstanding:

Date of grant	Number of shares under option		Price	Not exercisable
	2003	2002		after

November 1992	—	38,000	220.75p	November 2002
October 1993	27,800	87,200	350.25p	October 2003
November 1994	149,600	179,600	388.75p	November 2004
November 1995	125,500	160,000	440.00p	November 2005
November 1995	105,800	115,400	433.00p	November 2005
March 1996	16,000	16,000	460.00p	March 2006
November 1996	104,000	124,000	456.50p	November 2006
December 1996	94,400	110,200	456.50p	December 2006
December 1997	337,296	368,646	483.50p	December 2007
November 1998	315,500	367,626	381.00p	November 2008
October 1999	642,000	775,556	397.00p	October 2009
October 2000	1,023,700	1,076,200	349.75p	October 2010
May 2001	400,000	400,000	468.00p	May 2011
June 2001	100,000	100,000	485.00p	June 2011
November 2001	2,306,500	2,372,500	467.00p	November 2011
November 2002	2,869,500	–	543.00p	November 2012

	8,617,596	6,290,928

22.	Reserves

The group	Share premium account £m	Profit and loss £m

At August 1, 2001	161.9	1,190.4
Transfer from profit and loss account	–	179.0
Shares issued	7.2	–
Goodwill written back on disposal (Note 24)	–	1.2
Currency translation differences	–	(84.3)

At July 31, 2002	169.1	1,286.3
Transfer from profit and loss account	–	175.3
Shares issued	8.7	–
Currency translation differences	–	(10.4)

At July 31, 2003	177.8	1,451.2

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2003

23.	Acquisitions

The details of acquisitions made since August 1, 2002 and consideration paid are shown in Item 4: Information on the Group on page 12.

The most significant acquisition was that of Pinault Bois et Matériaux (“PBM”) which was completed on July 7, 2003 for a consideration (excluding debt) of €266.7 million (£183.9 million). Provisional goodwill of £132.1 million arose from this transaction. The net assets of PBM acquired during the year, as extracted from PBM’s accounting records, and the fair value adjustments ascribed thereto, are set out below.

Pinault Bois et Matériaux	Book values acquired £m	Property revaluation £m	Accounting policy alignments £m	Fair values acquired £m

Goodwill	64.8	–	(64.8)	–
Tangible fixed assets	68.2	21.1	12.3	101.6
Stocks	174.7	–	(16.5)	158.2
Debtors	263.0	–	0.1	263.1
Cash at bank or in hand	13.8	–	–	13.8
Creditors	(257.9)	–	2.5	(255.4)
Taxation	11.0	–	5.4	16.4
Borrowings – short-term	(216.5)	–	–	(216.5)
Borrowings – long-term	(6.3)	–	(14.2)	(20.5)
Provisions	(11.2)	–	2.3	(8.9)

Total	103.6	21.1	(72.9)	51.8

Prior to acquisition, PBM reported a turnover for the year ended December 31, 2002 of £861.1 million and a profit before tax of £42.2 million. The profit before tax for the period from January 1, 2003 to July 7, 2003 was £23.2 million. Valuers are currently undertaking a detailed exercise to assess the fair value of properties and the completion of their exercise may lead to revisions to the fair values at which the properties were acquired. The accounting policy adjustment to tangible fixed assets reflects the capitalization of certain finance leases not treated as such in PBM’s books. The book value of stocks has been adjusted to write down slow moving and obsolete stocks to their estimated net realizable amount in accordance with Group accounting policy. This adjustment was based on the best estimate currently available and may be revised once additional information is available. Further adjustments to goodwill may be necessary when additional information is available concerning the adequacy of provisions and the valuation of inventory and receivables.

The net assets of the businesses acquired during the year (not including PBM), as extracted from the vendors’ accounting records, and the fair value adjustments ascribed thereto, are set out below.

Other	Book values acquired £m	Property revaluation £m	Accounting policy alignments £m	Fair values acquired £m

Tangible fixed assets	14.9	(0.6)	(1.2)	13.1
Stocks	37.0	–	(1.7)	35.3
Debtors	41.3	–	(1.0)	40.3
Cash at bank or in hand	4.5	–	–	4.5
Creditors	(34.9)	–	(0.1)	(35.0)
Taxation	(1.2)	–	–	(1.2)
Borrowings – short-term	(12.5)	–	–	(12.5)
Borrowings – long-term	(0.1)	–	–	(0.1)

Total	49.0	(0.6)	(4.0)	44.4

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2003

The accounting policy adjustments to tangible fixed assets reflect their restatement at depreciated replacement cost with useful lives determined in accordance with Group accounting policies. The book value of stocks has been adjusted to write down slow moving and obsolete stocks to their estimated net realizable values in accordance with the Group accounting policy. Adjustments to debtors comprise provisions for bad and doubtful debts in accordance with the Group accounting policy. The fair value adjustments shown above for the year ended July 31, 2003 are provisional figures, based on the best estimates currently available. Further adjustments to goodwill may be necessary when additional information is available concerning the adequacy of provisions and the valuation of inventory and receivables.

The Acquisitions made during the 2003 fiscal year are listed on page F-62.

	Year ended July 31, 2003
Goodwill	Consideration (excluding debt assumed)	Fair value of net assets acquired	Goodwill
	£m	£m	£m

European Distribution	244.5	69.7	174.8
North American Plumbing and Heating Distribution	21.7	9.6	12.1
US Building Materials Distribution	35.6	16.9	18.7

	301.8	96.2	205.6

At July 31, 2003 deferred consideration outstanding was £6.4 million (2002: £1.1 million) payable in cash.

	Year ended July 31, 2002
Goodwill	Consideration (excluding debt assumed)	Fair value of net assets acquired	Goodwill
	£m	£m	£m

European Distribution	39.0	20.1	18.9
North American Plumbing and Heating Distribution	61.8	4.5	57.3
US Building Materials Distribution	13.7	7.6	6.1

	114.5	32.2	82.3

At July 31, 2002, deferred consideration outstanding was £1.1 million (2001: £10.7 million) payable in cash.

The aggregate amount of goodwill written off to reserves since May 1, 1958 is as follows:

	2003	2002
	£m	£m

North American acquisitions	286.7	268.0
French acquisitions	110.1	109.3
Austrian acquisitions	67.9	67.9
Other acquisitions	108.9	98.5

Total	573.6	543.7

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2003

24.	Disposals

Net assets disposed of

	2003	2002	2001
	£m	£m	£m

Intangible assets	0.9	–	–
Tangible fixed assets	–	0.3	12.4
Stocks	0.8	4.0	16.8
Debtors	0.2	3.5	22.6
Creditors	–	(0.1)	(7.3)
Provisions	–	–	(4.0)
Minorities	–	–	–
Taxation	–	–	(1.9)
Short term borrowings	–	–	–
Cash at bank	–	–	3.0

	1.9	7.7	41.6
Goodwill previously written off (Note 22)	–	1.2	44.4

	1.9	8.9	86.0
Net disposal proceeds	3.0	8.2	16.0

Net gain/(loss) on disposal of operations	1.1	(0.7)	(70.0)

In 2001, net assets disposed of relate to the sale of the remaining companies in the manufacturing segment on February 2, 2001.

25.	Analysis of the net outflow of cash in respect of the purchase of businesses

	2003	2002	2001
	£m	£m	£m

Purchase consideration (Note 23)	301.8	114.5	398.0
Net deferred payments	(5.3)	9.6	1.0

Cash consideration	296.5	124.1	399.0
Cash/Bank overdrafts acquired	210.7	45.8	1.6

	507.2	169.9	400.6

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2003

26.	Analysis of the net inflow of cash in respect of the sale of businesses

	2003	2002	2001
	£m	£m	£m

Disposal proceeds	3.0	8.2	16.0
Short term cash disposed of	–	–	(3.0)

	3.0	8.2	13.0

During the 2003 financial year the Group disposed of two operations in the North American Plumbing and Heating Distribution Division. Assets of £1.9 million were disposed of including goodwill of £0.9 million. A loss of £0.9 million was recorded on disposal. During the year, proceeds of £2.0 million were received in respect of disposals made in prior years.

27.	Reconciliation of operating profit to net cash inflow from operating activities

	2003	2002	2001
	£m	£m	£m

Operating profit	443.0	437.2	396.4
Depreciation (including profit/loss on fixed asset disposals)	93.1	92.5	85.4
Goodwill amortization	29.9	26.7	17.8
Decrease in stocks	(48.3)	7.4	33.1
Increase in debtors	(32.9)	(24.0)	(70.1)
Increase in creditors and provisions	123.0	44.0	54.8
(Increase)/Decrease in construction loans receivable	(9.7)	44.1	(12.5)
Increase/(Decrease) in construction loans payable	9.6	(43.8)	13.1

Net cash inflow from operating activities	607.7	584.1	518.0

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2003

28.	Analysis of cash flows shown net in the cash flow statement

	2003	2002	2001
	£m	£m	£m

Returns on investments and servicing of finance
Interest received	15.1	43.9	30.7
Interest paid	(39.7)	(65.7)	(66.8)
Interest element of finance lease rentals	(0.2)	(0.7)	(0.8)

Net cash outflow for returns on investments and servicing of finance	(24.8)	(22.5)	(36.9)

Capital expenditure
Payments to acquire tangible fixed assets	(124.3)	(118.3)	(120.8)
Receipts from sales of tangible fixed assets	16.1	21.5	12.0

Net cash outflow for capital expenditure	(108.2)	(96.8)	(108.8)

Management of liquid resources
Decrease/(Increase) in current asset investments	2.9	4.8	(6.0)
Decrease/(Increase) in money market and other deposits	28.9	(3.4)	–

Net cash inflow/(outflow) from management of liquid resources	31.8	1.4	(6.0)

Financing
Issue of ordinary share capital	9.4	7.6	5.5
Drawdown/(Repayment) of long term borrowings	307.8	(104.2)	253.6
Capital element of finance lease rental payments	(2.4)	(2.2)	(5.1)

Net cash inflow/(outflow) from financing	314.8	(98.8)	254.0

The Group includes in liquid resources all current asset investments and interest-bearing amounts on deposit which are readily disposable and convertible into cash at values close to book value.

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2003

29.	Analysis of change in net debt

	2002	Cash flow	Acquisitions and new finance leases	Exchange movement	2003
	£m	£m	£m	£m	£m

Cash in hand and at bank	176.0	43.0	–	(3.1)	215.9
Overdrafts	(247.2)	53.0	–	(4.4)	(198.6)

	(71.2)	96.0	–	(7.5)	17.3

Debt due after more than one year	(502.1)	(307.8)	–	(11.9)	(821.8)
Finance leases	(10.5)	2.4	(20.6)	(0.4)	(29.1)

	(512.6)	(305.4)	(20.6)	(12.3)	(850.9)

Current asset investments	9.3	(2.9)	–	0.5	6.9
Money market and other deposits	28.9	(28.9)	–	–	–

	38.2	(31.8)	–	0.5	6.9

Net debt	(545.6)	(241.2)	(20.6)	(19.3)	(826.7)

	2001	Cash flow	Acquisitions and new finance leases	Exchange movement	2002
	£m	£m	£m	£m	£m

Cash in hand and at bank	215.3	(19.7)	–	(19.6)	176.0
Overdrafts	(268.9)	5.7	–	16.0	(247.2)

	(53.6)	(14.0)	–	(3.6)	(71.2)

Debt due after more than one year	(669.7)	104.2	–	63.4	(502.1)
Finance leases	(12.8)	2.2	(2.6)	2.7	(10.5)

	(682.5)	106.4	(2.6)	66.1	(512.6)

Current asset investments	14.3	(4.8)	–	(0.2)	9.3
Money market and other deposits	28.1	3.4	–	(2.6)	28.9

	42.4	(1.4)	–	(2.8)	38.2

Net debt	(693.7)	91.0	(2.6)	59.7	(545.6)

30.	Related party transactions

There are no related party transactions requiring disclosure under FRS 8, Related Party Disclosures.

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2003

31.	Assets and liabilities by currency

	Sterling	US Dollars	Euros	Other currencies	Group total
	£m	£m	£m	£m	£m

As of July 31, 2003
Intangible fixed assets	173.3	275.8	174.9	62.8	686.8
Tangible fixed assets	184.1	336.2	176.5	20.0	716.8
Stocks	262.1	639.0	337.2	65.2	1,303.5
Debtors	342.9	805.3	551.3	80.9	1,780.4
Creditors	(309.6)	(623.7)	(583.4)	(62.9)	(1,579.6)
Provisions	(12.0)	(82.0)	(45.7)	(4.2)	(143.9)
Taxation	(53.3)	(1.2)	(15.4)	(2.7)	(72.6)
Proposed dividend	(90.5)	–	–	–	(90.5)

Gross assets	497.0	1,349.4	595.4	159.1	2,600.9
(Borrowings)/funds – net
– Short term	29.1	216.2	(238.4)	8.9	15.8
– Long term	–	(635.0)	(159.6)	(47.9)	(842.5)

Net assets	526.1	930.6	197.4	120.1	1,774.2

Exchange rates at July 31, 2003
Balance sheet		$1.6076	€1.4171
Profit and loss account		$1.5951	€1.5039
As at July 31, 2002
Gross assets	395.1	1,380.9	218.2	151.3	2,145.5
(Borrowings)/funds – net
– Short term	(5.4)	19.0	(49.5)	(2.1)	(38.0)
– Long term	–	(332.4)	(51.1)	(124.1)	(507.6)

Net assets	389.7	1,067.5	117.6	25.1	1,599.9

Exchange rates at July 31, 2002
Balance sheet		$1.5622	€1.5934
Profit and loss account		$1.4569	€1.6085
Exchange rates at July 31, 2001
Balance sheet		$1.4252	€1.6289
Profit and loss account		$1.4464	€1.6299

As of July 31, 2003, the Group had entered into certain short-term currency swaps amounting to assets of $190.0 million and £140.5 million and liabilities of €120.3 million and Canadian $165.0 million. Both the assets and liabilities are excluded from the above tables.

There are no material foreign currency transactional exposures as, where appropriate, Group companies use forward exchange contracts to hedge transactions that are not denominated in their functional currency.

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2003

32.	Interest rate and currency profile

The current value of interest bearing assets, borrowings and off balance sheet contracts is as follows:

Currency	Interest bearing assets	Borrowings	Off balance sheet contracts	Net	Floating	Fixed	Total	Weighted average fixed interest rate	Weighted average time for which rate is fixed
	£m	£m	£m	£m	£m	£m	£m	%	Years

Sterling	29.1	–	40.5	69.6	69.6	–	69.6	–	–
US Dollars	333.4	(752.2)	118.2	(300.6)	(67.3)	(233.3)	(300.6)	2.7	1.6
Euros	44.0	(442.0)	(85.0)	(483.0)	(303.0)	(180.0)	(483.0)	2.9	2.4
Canadian Dollars	12.3	(51.4)	(73.5)	(112.6)	(71.9)	(40.7)	(112.6)	6.0	5.7
Other currencies	5.2	(5.1)	–	0.1	0.1	–	0.1	–	–

Total	424.0	(1,250.7)	0.2	(826.5)	(372.5)	(454.0)	(826.5)

The off balance sheet contracts are currency and interest rate swaps are set out below.

Interest receipts and payments on the floating rate asset and liabilities are determined by reference to short-term benchmark rates applicable in the relevant currency or market, such as LIBOR.

The Group has entered into the following interest rate swaps and forward rate agreements with the following net effect as of July 31, 2003:

Amount	Expiry date	Wolseley receives	Wolseley pays

US$100m	October 2003	3 Month Libor	3.625% to 3.64%
US$100m	November 2003	3 Month Libor	3.709% to 3.72%
Euro 30m	February 2004	3 Month Euribor	4.185%
US$125m	September 2005	6 Month Libor	2.0375% to 2.06%
US$50m	September 2006	6 Month Libor	2.64% to 2.665%
Euro 50m	August 2005	6 Month Euribor	2.53% to 2.535%
Euro 75m	October 2005	6 Month Euribor	2.575% to 2.6075%
Euro 100m	October 2006	6 Month Euribor	2.90% to 2.915%

33.	Financial Instruments

The Group held the following categories of financial instruments at July 31, 2003:

	Book value £m	Fair value £m

Financial instruments held to fund the group’s operations
Short term borrowings	(207.0)	(207.0)
Loans and other borrowings payable after one year	(842.5)	(842.5)
Cash and deposits	215.9	215.9
Construction loans receivable	176.2	176.2
Construction loans payable	(176.1)	(176.1)
Current asset investments	6.9	6.9
Financial instruments held to manage the group’s interest rate and currency profile
Interest rate swaps	–	(0.8)
Short term currency swaps	–	0.2

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2003

For the purpose of the above table, the fair values of short term borrowings, cash and deposits, construction loans payable and current asset investments, approximate book value due to their short maturities. The loans and other borrowings payable after one year generally attract variable interest rates based on 6 month LIBOR. Thus the fair value of these instruments at July 31, 2003 also approximates to their book value. The fair value of construction loans receivable approximates to book value as the interest rates attaching to these loans reflect a market risk premium. Sterling cash and deposits are utilized to reduce currency borrowings through the use of short-term currency swaps.

To determine the fair value of currency and interest rate swaps for inclusion in the above table, a calculation was made of the net gain or loss which would have arisen if these contracts had been terminated on July 31, 2003.

At July 31, 2003 unrecognized gains and losses on forward exchange contracts taken out as hedges of sales and purchase transactions were not significant.

The Group’s policy in respect of foreign currency and interest risk management and the related use of financial instruments are set out in Item 11: Quantitative and Qualitative Disclosures About Market Risks on pages 66 to 68.

Short term debtors and creditors arising directly from the Group’s operations are excluded from the above disclosures other than those relating to assets and liabilities by currency.

34.	Pensions and other post retirement benefits

United Kingdom

The principal plan operated for UK employees is the Wolseley Group Retirement Benefits Plan, which provides benefits based on final pensionable salaries. The assets are held in separate trustee administered funds. The plan’s retirement benefits are funded by a contribution from employees of 5% of earnings with the balance being paid by Group companies. The contribution rate is calculated on the Projected Unit Method and agreed with an independent consulting actuary.

An independent actuarial valuation was last carried out on May 1, 2001. On that date, the market value of the plan’s assets was £350.5 million. The market value of the assets was 105% of accrued benefits, after allowing for increases in earnings and pensions in payment. The normal cost to the company was 14.4% of pensionable earnings. The financial assumptions used were based on gilt and bond yields as at the valuation date. The principal actuarial assumptions used were an investment return of 6.5% per annum before retirement and an investment return of 5.5% per annum after retirement, future salary increases of 5% or 6% per annum and increases to pensions in payment of 2.5% per annum. The total charge to the profit and loss account for UK companies was £12.3 million (2002: £9.4 million).

North America

The principal plans operated for US employees are defined contribution schemes, details of which are set out below. In addition, the Group operates 3 defined benefit schemes in the United States. In Canada, a defined benefit scheme and a defined contribution scheme are operated. Assets are held in trustee administered funds independent of the assets of the companies.

Defined contribution plans

In the US, companies contribute to plans established in accordance with 401k rules, employee compensation deferral plans and profit sharing plans. In Canada, companies contribute to defined contribution schemes. Contributions are charged to the profit and loss account in the period in which they fall due. In the year to July 31, 2003 the cost of defined contribution plans charged to the profit and loss account was £10.7 million (2002: £9.9 million).

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2003

Defined benefit plans

Defined benefit plans are operated by three US subsidiary undertakings and Wolseley Canada. Two of the US plans and the Canadian plan are funded. Two plans are closed to new entrants. The closed plans now provide minimum pension guarantee in conjunction with a defined contribution plan. The remaining plans provided benefits based on final pensionable salaries. The contribution rate is calculated on the Projected Unit credit method as agreed with independent consulting actuaries. The independent actuaries have reported on the assets and liabilities of the plans at July 31, 2002. The principal actuarial assumptions were based upon investment returns of 7% – 7.5% and future salary increases of 4%. The obligations are discounted at 7%. The fair value of the assets of the funded plans amounted to £44.0 million. The market value of the assets was 81.3% of the accrued benefits. Surpluses and deficits revealed by the valuation are being amortized over the expected remaining service lives of members. The total profit and loss account charge for North American schemes was £2.7 million (2002: £3.2 million).

Other territories

Both defined contribution and defined benefit schemes are operated. Liabilities arising under defined benefit schemes are calculated in accordance with actuarial advice. Full provision is made for such liabilities in these accounts. Contributions to defined contribution schemes are accounted for in the period in which they fall due.

The cost of other defined contribution and defined benefit schemes charged to the profit and loss account was £2.7 million (2002: £2.7 million).

Post retirement health care

There are no material obligations to provide post retirement health care benefits.

FRS 17 retirement benefits

The valuation used for FRS 17 disclosures with respect to the UK scheme has been based on the most recent actuarial valuation at May 1, 2001 and updated by the scheme actuary to take account of the requirements of FRS 17 in order to assess the liabilities of the scheme at July 31, 2003. Scheme assets are stated at their market value at July 31, 2003. Non-UK schemes have been aggregated and weighted averages applied.

The financial assumptions used to calculate scheme liabilities under FRS 17 are:

	2003		2002		2001
	UK	Non-UK	UK	Non-UK	UK	Non-UK

Valuation method	Projected Unit	Projected Unit	Projected Unit	Projected Unit	Projected Unit	Projected Unit

Discount rate	5.50%	5.96%	6.00%	6.50%	6.00%	6.24%
Inflation rate	2.64%	2.50%	2.45%	2.50%	2.64%	2.50%
Increase to deferred benefits during deferment	2.65%	2.00%	2.50%	2.50%	2.75%	3.86%
Increases to pensions in payment	2.65%	1.82%	2.50%	2.50%	2.75%	3.86%
Salary increases	4.65%	3.41%	4.50%	3.50%	4.75%	3.43%

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2003

The assets in the UK schemes and the expected rates of return were:

	2003 UK		2002 UK		2001 UK

	Long-term rate of return expected at 31 July 2003	Value at 31 July 2003 £m	Long-term rate of return expected at 31 July 2002	Value at 31 July 2002 £m	Long-term rate of return expected at 31 July 2001	Value at 31 July 2001 £m

Equities	6.75%	144.6	7.00%	130.1	7.00%	164.3
Bonds	4.50%	34.8	5.00%	39.8	5.00%	40.2
Overseas	6.75%	106.6	6.90%	92.6	6.90%	119.5
Other	5.30%	4.0	5.00%	6.1	5.00%	5.2

Total market value of assets	6.46%	290.0	6.62%	268.6	6.69%	329.2
Present value of schemes liabilities		(432.4)		(354.7)		(342.1)

Deficit in the schemes		(142.4)		(86.1)		(12.9)
Related deferred tax asset		42.7		25.8		3.9

Net pension liability		(99.7)		(60.3)		(9.0)

The assets in the non-UK schemes and the expected rates of return were:

	2003		2002		2001
	Non-UK		Non-UK		Non-UK

	Long-term rate of return expected at 31 July 2003	Value at 31 July 2003 £m	Long-term rate of return expected at 31 July 2002	Value at 31 July 2002 £m	Long-term rate of return expected at 31 July 2001	Value at 31 July 2001 £m

Equities	–	–	–	–	–	–
Bonds	–	–	–	–	–	–
Overseas	7.10%	49.5	7.35%	45.9	8.47%	53.5
Other	–	–	–	–	–	–

Total market value of assets	7.10%	49.5	7.35%	45.9	8.47%	53.5
Present value of schemes liabilities		(113.2)		(91.6)		(101.5)

Deficit in the schemes		(63.7)		(45.7)		(48.0)
Related deferred tax asset		22.8		16.3		14.4

Net pension liability		(40.9)		(29.4)		(33.6)

Overseas assets comprised £15.3 million of overseas bonds with an expected return of 5.39%, £33.3 million of equities with an expected return of 8.00% and other assets of £0.9 million with a 3.00% expected return.

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2003

	The Group
Adjustment to net assets under FRS17	2003 £m	2002 £m

Net assets	1,774.2	1,599.9
Pension liability over that established under SSAP24	(108.0)	(60.4)

Net assets including pension liability	1,666.2	1,539.5

	The Group
Adjustment to reserves under FRS17	2003 £m	2002 £m

Profit and loss reserve	1,451.2	1,286.3
Pension liability over that established under SSAP24	(108.0)	(60.4)

Profit and loss reserve	1,343.2	1,225.9

The net pension liability of £140.6 million calculated in accordance with FRS 17 compares with the pension provision for defined benefit schemes recorded of £50.1 million less the related deferred tax asset of £17.5 million.

Analysis of amount charged to operating profit	UK 2003 £m	Non-UK 2003 £m	UK 2002 £m	Non-UK 2002 £m

Current service cost	11.1	1.6	10.4	3.1

Analysis of amount charged to other finance income/(expense)	UK 2003 £m	Non-UK 2003 £m	UK 2002 £m	Non-UK 2002 £m

Interest on pension liabilities	(21.6)	(5.2)	(20.6)	(5.6)
Expected return on scheme assets	18.0	3.4	22.2	3.4

	(3.6)	(1.8)	1.6	(2.2)

Movement in scheme deficit during year	UK 2003 £m	Non-UK 2003 £m	UK 2002 £m	Non-UK 2002 £m

Deficit at August 1	(86.1)	(45.7)	(12.9)	(48.1)
Exchange	–	(3.2)	–	1.8
Acquisitions	–	(5.4)	–	–
Current service cost	(11.1)	(1.6)	(10.4)	(3.1)
Contributions	11.8	3.2	9.0	2.9
Other finance income/(expenses)	(3.6)	(1.8)	1.6	(2.2)
Actuarial (loss)/gain	(53.4)	(9.2)	(73.4)	3.0

Deficit at July 31	(142.4)	(63.7)	(86.1)	(45.7)

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2003

History of experience gains and losses	UK 2003 £m	Non-UK 2003 £m	UK 2002 £m	Non-UK 2002 £m

Difference between the expected and the actual return on scheme assets
Amount	(1.9)	(2.2)	(84.5)	(5.3)
Percentage of scheme assets	0.7%	4.4%	31.5%	11.5%
Experience gains and losses on scheme liabilities
Amount	–	1.4	(0.9)	9.0
Percentage of the present value of scheme liabilities	0.0%	1.2%	0.3%	9.8%
Effect of changes in assumptions underlying the present value of scheme liabilities
Amount	(51.5)	(8.4)	12.0	(0.7)
Percentage of the present value of scheme liabilities	11.9%	7.4%	3.4%	0.8%
Total amount recognised in the Statement of Total Recognised Gains and Losses
Amount	(53.4)	(9.2)	(73.4)	3.0
Percentage of the present value of scheme liabilities	12.3%	8.1%	20.7%	3.3%

35.	Capital commitments

At July 31, 2003, authorized capital expenditure contracted for but not provided in these accounts amounted to £43.8 million (2002: £48.1 million).

36.	Operating lease commitments

Future minimum payments due in the next twelve months under operating lease commitments are as follows:

	Property leases		Other leases
	2003	2002	2003	2002
	£m	£m	£m	£m

Leases which expire within

12 months	7.4	7.3	4.0	1.4
13-24 months	11.6	11.1	5.2	3.6
25-36 months	12.1	11.7	3.2	3.7
37-48 months	11.7	8.0	0.7	0.6
49-60 months	8.9	8.6	0.3	0.4
Over 60 months	47.5	39.3	1.0	0.7

	99.2	86.0	14.4	10.4

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2003

37.	Contingent liabilities

The Group has the undermentioned quantifiable contingent liabilities which arose in the ordinary course of business and which have not been provided in these accounts since no actual liability is expected to arise:

	2003	2002
	£m	£m

Sundry guarantees, performance bonds and indemnities	70.0	29.8
Obligations under forward foreign exchange contracts	158.7	131.8

As of July 31, 2003, cash deposits of Wolseley Insurance Limited amounting to £32.7 million (2002: £28.9 million) were charged in favor of Lloyds TSB Bank plc to secure letters of credit provided by that bank.

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

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2003

39.	Company balance sheet as of July 31, 2002

	Note	2003	2002
		£m	£m

Fixed assets
Investments	40	1,486.5	1,487.5

		1,486.5	1,487.5
Current assets
Debtors	40	2,588.6	2,305.7
Cash at bank and in hand and on deposit		250.6	70.6

		2,839.2	2,376.3
Creditors: amounts falling due within one year
Short term borrowings	40	305.6	289.1
Other creditors	40	1,943.2	1,587.3

		2,248.8	1,876.4

Net current assets		590.4	499.9

Total assets less current liabilities		2,076.9	1,987.4
Creditors : amounts falling due after one year
Borrowings	40	716.8	573.7

		1,360.1	1,413.7

Capital and reserves
Called up share capital	21	145.2	144.5
Share premium account	22	177.8	169.1
Profit and loss account	40	1,037.1	1,100.1

Shareholders’ funds	40	1,360.1	1,413.7

40.	Notes to the Company balance sheet

Investments

	Investment in subsidiaries
	Cost	Provisions	Net book amount
	£m	£m	£m

At August 1, 2002	1,512.4	(25.0)	1,487.4
Charge in Year		(0.9)	(0.9)

At July 31, 2003	1,512.4	(25.9)	1486.5

The principal subsidiary undertakings of the Group are listed on page F-61 of these Consolidated Financial Statements. A complete list of subsidiary undertakings is available on request to the Company.

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2003

	Investment in own shares
	Cost	Provisions	Net Book amount
	£m	£m	£m

At August 1, 2002	0.1	–	0.1
Decrease	(0.1)	–	(0.1)

At July 31, 2003	–	–	–

At July 31, 2003, there were no Wolseley plc shares of 25 pence each held by Wolseley QUEST Ltd (2002: 16,692).

Debtors

	2003	2002
	£m	£m

Amounts owed by Group undertakings	2,560.8	2,302.2
Other debtors	2.6	–
Prepayments and accrued income	0.1	2.6
Corporation tax recoverable	24.3	0.9
Property awaiting disposal	–	–

Amount receivable within one year	2,587.8	2,305.7

Deferred tax asset	0.8	–

Total	2,588.6	2,305.7

Short term borrowings

	2003	2002
	£m	£m

Bank loans and overdrafts:
Unsecured	305.6	289.1

Creditors: amounts due within one year

	2003	2002
	£m	£m

Amounts owed to Group undertakings	1,843.3	1,499.6
Other creditors	4.1	4.9
Accruals and deferred income	5.3	2.5
Proposed dividend	90.5	80.3

	1,943.2	1,587.3

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2003

Borrowings falling due after one year

	2003	2002
	£m	£m

Maturity of borrowings
Due in one to two years	189.7	48.0
Due in two to five years	527.1	525.7
Due in over five years	–	–

	716.8	573.7

Repayable after 5 years otherwise than by installments:
Bank facilities	–	–
Repayable within 2 to 5 years
Bank facilities	527.1	525.7
Repayable within 1 to 2 years
Bank facilities	189.7	48.0

	716.8	573.7

Reserves

	Share premium account	Profit and loss
	£m	£m

At August 1, 2002	169.1	1,100.1
Shares issued	8.7	–
Transfer from profit and loss account	–	60.1
Dividends payable	–	(123.1)

At July 31, 2003	177.8	1,037.1

Included in this profit and loss account balance is an amount of £938.9 million which may not be distributable.

Reconciliation of movements in shareholders’ funds

	2003	2002
	£m	£m

Profit for the financial year	60.1	70.6
Dividends	(123.1)	(109.2)
New share capital subscribed	9.4	7.6

Net additions to shareholders’ funds	(53.6)	(31.0)
Opening shareholders’ funds	1,413.7	1,444.7

Closing shareholders’ funds	1,360.1	1,413.7

As permitted by Section 230 of the Companies Act 1985, the Company has not presented its own profit and loss account.

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2003

41.	Summary of significant differences between accounting principles generally accepted in the United Kingdom and the United States

The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United Kingdom (“UK GAAP”), which differ in certain significant respects from generally accepted accounting principles in the United States (“US GAAP”). Such differences involve methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP.

The following is a summary of the material adjustments to consolidated profit for the financial year and consolidated shareholders’ funds that would have been required in applying the significant differences between UK and US GAAP.

Reconciliation of consolidated profit for the financial year

		Year ending July 31,
	Note	2003	2002	2001
		£m	£m	£m

Profit for the financial year under UK GAAP		298.4	288.2	185.1
US GAAP adjustments:
Amortization of goodwill	(i)	29.9	(19.3)	(20.5)
Amortization of intangible assets	(i)	(4.3)	(8.8)	(2.0)
Loss on disposal	(i)	–	–	21.8
Pensions	(ii)	(6.6)	(0.7)	1.2
Deferred taxation	(iii)	(0.3)	(1.5)	(3.3)
Stock compensation	(iv)	(10.2)	(7.7)	(7.1)
Capitalized interest	(v)	0.2	–	(0.1)
Taxation effect of US GAAP adjustments	(iii)	3.5	(6.3)	(1.7)

Total US GAAP adjustments		12.2	(44.3)	(11.7)

Profit for the financial year under US GAAP		310.6	243.9	173.4

Presentation of earnings per share under US GAAP	(viii)
Basic earnings per share		53.64p	42.26p	30.14p
Diluted earnings per share		53.21p	41.84p	30.09p
Weighted average shares outstanding (millions)		579.1	577.1	575.3
Dilutive effect of stock options (millions)		4.6	5.8	1.0

Weighted average shares outstanding assuming dilution (millions)		583.7	582.9	576.3

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2003

Reconciliation of consolidated shareholders’ funds

			Year ended July 31,
	Note		2003	2002
			£m	£m

Shareholders’ funds under UK GAAP			1,774.2	1,599.9
US GAAP adjustments:
Goodwill	(i	)	377.6	402.3
Intangible Assets	(i	)	77.1	27.7
Goodwill amortization	(i	)	(186.8)	(216.7)
Intangible Amortization	(i	)	(20.9)	(16.6)
Contingent consideration	(i	)	6.4	1.1
Pensions	(ii	)	(50.7)	(20.3)
Deferred taxation	(iii	)	(20.8)	(8.4)
Capitalized interest	(v	)	3.1	2.9
Ordinary dividends	(vi	)	90.5	80.3
Derivative Financial Instruments	(vii	)	(0.6)	(5.6)
Taxation effect of US GAAP adjustments	(iii	)	(2.1)	4.9

Total US GAAP adjustments			272.8	251.6

Shareholders’ funds under US GAAP			2,047.0	1,851.5

A summary of the principal differences and additional disclosures applicable to the Group are set out below:

(i)	Purchase accounting adjustments

Under UK GAAP, the purchase price of a business is assigned first to the separable tangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. Any excess of cost over the fair value of net tangible assets is then allocated to identifiable intangible assets to the extent that their value can be measured reliably on initial recognition, the asset can be separately disposed of and the asset is controlled through custody or legal right. Any remaining excess should then be recorded as goodwill. Under US GAAP, the purchase cost of an investment is assigned to the tangible and intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. Any excess of cost over fair value of net assets acquired is recorded as goodwill.

The purchase accounting differences specifically related to the Group are as follows:

Goodwill

Prior to August 1, 1998, purchased goodwill was written off to reserves in the year of acquisition as permitted under UK GAAP. Since August 1, 1998, all acquired goodwill has been capitalized and amortized over a period not exceeding 20 years. If a subsidiary or a business is subsequently sold or closed, previously written off goodwill which was the result of the initial acquisition is taken into account in determining the profit or loss on sale or closure.

Under US GAAP prior to August 1, 2002, goodwill arising on acquisitions prior to July 1, 2001, was capitalized and amortized over its estimated useful life, not exceeding 40 years. Under the transition provisions of SFAS 142 “Goodwill and other intangible assets,” goodwill which arose during the period subsequent to July 1, 2001 has not been amortized. From August 1, 2002, goodwill is no longer amortized, but is reviewed at least annually for impairment.

Impairment of goodwill is measured according to a two-step approach. In the first step, the fair value of a reporting unit is compared to the carrying amount of the reporting unit, including goodwill. If the carrying amount

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2003

exceeds the fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. In the second step, the implied fair value of the goodwill is estimated as the fair value of the reporting unit less the fair values of all the other tangible and intangible assets of the reporting unit. If the carrying amount of the goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to that excess, not to exceed the carrying amount of the goodwill. The Group completed the required impairment tests during 2003, which indicated no impairment charge was required.

A comparison of the net income for the three years ended July 31, 2003, adjusted to remove goodwill amortization is as follows:

	Year ended July 31,
	2003		2002		2001
	(£m except per share amounts)

Reported net income (loss)	310.6		243.9		173.4
Add Goodwill amortization	–		46.0		38.3

Adjusted net income (loss)	310.6		289.9		211.7

Basic Earnings per share as reported	53.64	p	42.26	p	30.14	p
Net Goodwill amortization adjustment	–		7.97	p	6.66	p
Adjusted Basic Earnings per share	53.64	p	50.23	p	36.80	p
Diluted Earnings per share as reported	53.21	p	41.84	p	30.09	p
Net Goodwill amortization adjustment	–		7.89	p	6.65	p
Adjusted Diluted Earnings per share	53.21	p	49.73	p	36.74	p

A roll forward of goodwill for 2003 and 2002 is as follows:

	Year ended July 31,
	2003	2002	2001

Balance at beginning of year	688.3	687.9	522.9
Additions	180.9	73.6	215.0
Disposals	(0.9)	(0.1)	(15.4)
Adjustment to prior years	5.8	5.8	(3.8)
Amortization	–	(46.0)	(38.3)
Foreign exchange movements	3.5	(32.9)	7.5

Balance at end of year	877.6	688.3	687.9

Intangible assets

Under UK GAAP specific criteria apply in recognizing intangible assets. None of the Group’s intangible assets meet these criteria and accordingly intangible assets have not been separately recorded. Under US GAAP, intangible assets acquired are recorded at their fair value. Intangible assets are comprised of covenants not to compete, trademarks, customer contracts and supply and distribution agreements and are deemed to be definite-lived pursuant to SFAS No. 142. Intangible assets are being amortized over their useful lives which range from one to seven years. Amortization expense for the years ended July 31, 2003, 2002 and 2001 was £4.3 million, £8.8 million and £2.0 million, respectively, and accumulated amortization at July 31, 2003 and 2002 was £20.9 million and £16.6 million, respectively.

Inventory

Under UK GAAP, the fair value of inventories acquired is generally taken to be the cost of the inventory to the acquired company. Under US GAAP, the fair value of purchased work in process and finished goods is based on

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2003

estimated selling prices less costs to complete and sell the inventory, less a reasonable profit allowance for the completing and selling effort.

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

The Group operates defined benefit pension plans in the UK, US, Canada, France, Austria, Luxembourg and the Netherlands. The most significant plan is the Wolseley Group Retirement Benefits Plan in the UK, which after recent stock market falls is in a deficit position.

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

Under US GAAP, the annual pension cost comprises the estimated cost of benefits accruing in the period as determined in accordance with Statement of Financial Accounting Standards (“SFAS”) 87, “Employers Accounting for Pensions”. SFAS 87 requires the use of the projected unit credit actuarial method for determining defined benefit pension costs and provides for the deferral of actuarial gains and losses (in excess of a specified corridor) that result from changes in assumptions or actual experience. SFAS 132, “Employers Disclosure about Pensions and Other Post-Retirement Benefits”, requires disclosure of the components of net periodic pension cost and the funded status of the pension plans.

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2003

The components of net periodic pension cost for all Group-sponsored defined benefit plans are as follows:

	Year ended July 31,
	UK Plans			Non-UK Plans
	2003	2002	2001	2003	2002	2001

	£m	£m	£m	£m	£m	£m

Service cost	11.1	10.5	10.4	1.6	3.4	4.0
Interest cost	21.6	20.9	19.3	5.2	6.1	4.7
Expected return on plan assets	(19.0)	(23.0)	(25.2)	(3.3)	(4.1)	(2.7)
Amortisation of unrecognized transition obligation (asset)	(4.0)	(4.0)	(4.0)	0.6	0.9	1.4
Amortisation of unrecognized prior service cost	–	–	–	0.2	0.2	0.2
Amortisation of unrecognized net loss	8.9	4.2	1.2	0.1	0.2	0.4
Curtailment loss	–	–	–	–	(0.1)	–

Net periodic pension cost	18.6	8.6	1.7	4.4	6.6	8.0

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2003

The following table sets out the benefit obligation and plan assets of the UK pension plan in accordance with US GAAP:

	UK Plan as of July 31,
	2003	2002
	£m	£m

Change in benefit obligation:
Benefit obligation at beginning of year	357.7	346.8
Service cost	11.1	10.5
Interest cost	21.6	20.9
Plan participants’ contribution	4.4	3.5
Actuarial loss	51.4	(13.2)
Transfers	–	–
Settlement	–	–
Benefits paid	(10.8)	(10.8)

Benefit obligation at end of year	435.4	357.7

Change in plan assets:
Fair value of plan assets at beginning of year	268.6	329.2
Actual return on plan assets	16.2	(62.3)
Employer contribution	11.8	9.0
Plan participants’ contribution	4.4	3.5
Transfers	–	–
Settlement	–	–
Benefits paid	(10.8)	(10.8)

Fair value of plan assets at end of year	290.2	268.6

Funded status	(145.2)	(89.1)
Unrecognized net actuarial loss	207.9	162.6
Unrecognized transition asset	(4.2)	(8.2)

Net amount recognized	58.5	65.3
Amounts recognized in the balance sheet:
Prepaid pension cost	–	–
Accrued pension cost	(38.9)	(15.1)
Intangible asset	–	–
Accumulated other comprehensive loss	97.4	80.4

Net amount recognized	58.5	65.3

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2003

The following table sets out the benefit obligation and plan assets of the non–UK pension plans in accordance with US GAAP:

	Non-UK Plans of July 31,
	2003	2002
	£m	£m

Change in benefit obligation:
Benefit obligation at beginning of year	91.6	101.5
Change due to remeasurement	–	–
Service cost	1.6	3.8
Interest cost	5.3	6.1
Member contributions	0.4
Actuarial loss/(gain)	10.9	(0.7)
Acquisition	5.4	(1.9)
Transfers	–	–
Curtailment	–	(7.1)
Benefits paid	(3.3)	(4.1)
New entrance prior service cost	(0.2)	–
Exchange rate fluctuation	3.4	(6.0)

Benefit obligation at end of year	115.1	91.6

Change in plan assets:
Fair value of plan assets at beginning of year	46.0	53.5
Actual return on plan assets	1.2	(2.0)
Employer contribution	3.2	5.1
Member contributions	0.4	–
Acquisition	–	(1.9)
Settlement	–	–
Benefits paid	(1.8)	(3.8)
Exchange rate fluctuation	0.5	(4.9)

Fair value of plan assets at end of year	49.5	46.0

Funded status	(65.6)	(45.6)
Unrecognized net actuarial loss	14.0	4.2
Unrecognized transition obligation	0.6	2.2
Unrecognized prior service cost	1.5	–

Net amount recognized/prepaid pension cost	(49.5)	(39.2)
Contribution after measurement date	–	0.6

Accrued pension cost	(49.5)	(38.6)

Amounts recognized in the balance sheet consist of:
Prepaid pension cost	–	–
Accrued pension cost	(61.7)	(44.0)
Intangible asset	–	–
Accumulated other comprehensive loss	12.2	5.4

Net amount recognized	(49.5)	(38.6)

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2003

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the plans with accumulated benefit obligations in excess of plan assets were £550.5 million, £433.4 million and £339.7million, respectively as of July 31, 2003 (2002: £424.7 million, £346.9 million and £297.5 million).

Assumptions used to determine the pension cost for the defined benefit plans under US GAAP were as follows:

	Year ended July 31,
	UK Plans		Non-UK Plans
	2003	2002	2003	2002

Discount rate	5.50%	6.00%	5.96%	6.00%
Expected return on plan assets	6.46%	7.00%	7.10%	7.35%
Rate of compensation increase	4.65%	4.50%	3.41%	4.75%

The Group also sponsors defined contribution pension plans covering employees. Contributions are recognized as paid and amounted to approximately £12.0 million and £12.6 million during the years ended July 31, 2003 and 2002, respectively.

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

Under US GAAP, deferred taxation is provided for on a full liability basis. Under the full liability method, deferred tax assets or liabilities are recognized for differences between the accounting and taxation basis of assets and liabilities and for tax loss carryforwards at the statutory rate at each reporting date. A valuation allowance is established when it is more likely than not that some portion of all of the deferred tax assets will not be realized.

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2003

The tax effects of temporary differences that give rise to significant deferred tax assets and liabilities under US GAAP are as follows:

	2003 £m	2002 £m

Deferred tax assets:

Accounts receivable	9.0	8.4
Inventory	21.5	11.8
Fixed assets	4.6	2.3
Other provision and accruals	12.2	8.9
Pensions	26.9	17.0
Loss carryforwards	8.5	5.0
Other	2.4	3.1

Total deferred tax assets	85.1	56.5

Deferred tax liabilities:
Inventory	(25.1)	(18.3)
Fixed assets	(26.9)	(17.9)
Goodwill and intangible assets	(25.3)	(11.0)
Purchase volume incentive rebates	(12.0)	(8.3)
Other	(1.8)	(0.5)

Total deferred tax liabilities	(91.1)	(56.0)

	(6.0)	0.5
Valuation allowance	(3.8)	(4.4)

Net deferred tax liability	(9.8)	(3.9)

Deferred taxes are classified as follows:

	2003 £m	2002 £m

Current	5.6	2.5
Non–current	(15.4)	(6.4)

	(9.8)	(3.9)

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

Wolseley operates six share option plans: the 1984 Executive Share Option Scheme and the 1989 Executive Share Option Scheme (collectively, the “Executive Option Schemes”); the Wolseley Employees Savings Related Share Option Scheme 1981 and Wolseley Irish Sharesave Scheme 2000 (collectively, the “Employees Savings Option Schemes”); the Wolseley Employee Share Purchase Plan 2001 (the “Employee Share Purchase Plan”); and the Wolseley Employees International Stock Appreciation Plan (the “SAP”).

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2003

Under UK GAAP, no compensation expense is required to be recognized for any of these options plans. Under US GAAP, stock based compensation for the Executive Options Schemes, the Employees Saving Option Schemes and the Employee Share Purchase Plan can be accounted for based on either (i) the intrinsic value of the stock award on the date of the grant, following Accounting Principles Board Opinion (“APB”) 25, Accounting for Stock Issued to Employees; or (ii) the fair value of the award on the date of grant following SFAS 123, Accounting for Stock-Based Compensation. Prior to 2003, the Group elected to use the intrinsic value method of accounting in accordance with APB 25. Under APB 25, compensation expense is measured as the difference between the exercise price and the quoted market price of the stock at the measurement date (the date when both the exercise price and the number of shares of stock are known). From August 1, 2002, the Group elected to change its method of accounting to the fair value method, where compensation expense is measured as the fair value of the option at the date of grant. The Group has taken advantage of the “modified prospective” transition provisions of SFAS 148, Accounting for Stock-Based Compensation – Transition and Disclosure – an Amendment of SFAS 123. Under this modified prospective methodology, all unvested share options at August 1, 2002 have been accounted for under the fair value method. Awards granted under the Executive Option Schemes vest over a period of three years. Awards granted under the Employee Savings Option Schemes vest over periods ranging from three to seven years. Awards granted under the Employee Share Purchase Plan vest over a one year period.

The SAP is treated as a variable plan since the cash to be received by the employees is indeterminate at the date of grant. As a variable plan, the compensation cost is determined each year with reference to the period-end quoted market price of the stock, and the charge is fixed once the cash to be paid to employees is known. Awards granted under the SAP vest over a period of five years.

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2003

	Year ended July 31,
	2003		2002
	Shares 000’s	Weighted Average Exercise Price £	Shares 000’s	Weighted Average Exercise Price £

Executive Share Option Schemes

Outstanding as of August 1	6,291	4.28	5,101	4.02
Granted	2,870	5.43	2,390	4.67
Exercised, surrendered or expired	(543)	3.84	(1,200)	4.04

Outstanding as of July 31	8,618	4.68	6,291	4.28

Exercisable as of July 31	1,760	4.39	1,642	4.20

Weighted average fair value of options granted during the year		1.43		1.45

Employees Savings Option Schemes and SAP
Outstanding as of August 1	11,681	3.65	12,934	3.43
Granted	3,557	4.28	1,205	5.77
Exercised	(2,210)	3.45	(468)	3.64
Surrendered or expired	(1,527)	4.54	(1,990)	3.44

Outstanding as of July 31	11,501	3.79	11,681	3.65

Exercisable as of July 31	33	3.43	52	3.21

Weighted average fair value of options granted during the year		1.38		2.33

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2003

Share options outstanding and exercisable at July 31, 2003 are as follows:

	Options Outstanding			Options Exercisable
Range of exercise prices	Shares 000’s	Weighted Average Remaining Contractual Life Years	Weighted Average Exercise Price £	Shares 000’s	Weighted Average Exercise Price £

£2.51 – £3.50	4,833	1.60	3.23	34	3.11
£3.51 – £4.50	8,528	3.19	3.98	1,218	4.23
£4.51 – £5.50	6,228	5.20	5.03	536	4.74
£5.51 – £6.50	530	3.62	5.62	5	5.62

£2.51 – £6.50	20,119	4.44	4.17	1,793	4.37

The following table illustrates the proforma effect on net income and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in each period:

	Year ended July 31,
	2003	2002	2001
	(£m except per share amounts)

Net income under US GAAP, as reported	310.6	243.9	173.4
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	–	7.7	7.1
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	–	(7.3)	(5.3)

Net income under US GAAP, (proforma)	310.6	244.3	175.2

Basic net income per share:
As reported	53.64p	42.26p	30.14p
Pro forma	53.64p	42.33p	30.45p
Diluted net income per share:
As reported	53.21p	41.84p	30.09p
Pro forma	53.21p	41.91p	30.40p

	Executive Share Options		Employee Share Options
	2003	2002	2003	2002

Risk free interest rate	4.69%	4.5%	4.29%	4.5%
Expected dividend yield	3.9%	3.3%	3.79%	3.3%
Expected volatility	35.3%	40%	35.3%	40.0%
Expected life	5 years	5 years	1-7 years	3-7 years

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2003

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

Statement of Cash Flows

Under UK GAAP, the Cash Flow Statements are presented in accordance with FRS 1, as revised, Cash Flow Statements and under US GAAP in accordance with SFAS 95, Statement of Cash Flows. Under UK GAAP, cash flows are classified under operating activities, return on investment and servicing of finance, tax paid, capital expenditure and financial investments, acquisitions and disposals, equity dividends paid, management of liquidity resource and financing. Under US GAAP, cash flows are classified under operating activities, investing activities and financing activities. Under UK GAAP, cash is defined as cash in hand and deposits repayable on demand, less overdrafts repayable on demand, and does not include the effect of exchange rates. Under US GAAP, cash and cash equivalents are defined as cash accounts and all investments purchased with original maturities of three months or less. The statement below shows the adjustments to be made to the UK GAAP cash flow statement to comply with US GAAP:

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2003

		Year ended July 31,
	Note	2003	2002	2001
		£m	£m	£m

Net cash flow from operating activities	27	607.7	584.1	518.0
Interest paid	28	(39.7)	(65.7)	(66.8)
Interest received	28	15.1	43.9	30.7
Interest element of finance lease	28	(0.2)	(0.7)	(0.8)
Tax paid		(108.1)	(119.6)	(90.9)

Net cash from operating activities under US GAAP		474.8	442.0	390.2

Capital expenditure	28	(108.2)	(96.8)	(108.8)
Financial investment	28	31.8	1.4	(6.0)
Acquisitions	25	(507.2)	(169.9)	(400.6)
Disposals	26	3.0	8.2	13.0

Net cash from investing activities under US GAAP		(580.6)	(257.1)	(502.4)

Issue of ordinary share capital	28	9.4	7.6	5.5
Deposit over three months		–	–	(5.1)
Debt due after one year	28	307.8	(104.2)	253.6
Finance leases	28	(2.4)	(2.2)	(5.1)
Overdrafts	29	(53.0)	(5.7)	64.9
Dividends paid		(113.0)	(100.1)	(90.8)

Net cash from financing activities under US GAAP		148.8	(204.6)	223.0

Effect of exchange rates on cash	29	(3.1)	(19.6)	(0.3)

Net increase in cash and cash equivalents		39.9	(39.3)	110.5
Cash and cash equivalents at August 1		176.0	215.3	104.8

Cash and cash equivalents at July 31		215.9	176.0	215.3

Cash and cash equivalents:
Cash at bank and in hand		215.9	176.0	215.3
Deposits with original maturities of three months or less		–	–	–

		215.9	176.0	215.3

Inventory

Inventories are valued at the lower of cost and net realizable value. Cost is calculated on a first in, first out basis. Net realizable value is the estimated market value less selling costs.

Allowance for doubtful accounts

The Group maintains allowances for doubtful accounts, which are included in debtors in the accompanying consolidated balance sheets. Allowances for doubtful accounts amounted to £46.2 million and £35.9 million at July 31, 2003 and 2002, respectively. Bad debt expenses, of £19.5 million and £22.0 million were charged during the years ended July 31, 2003 and 2002, respectively.

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2003

Total assets and total liabilities

US GAAP requires that total assets and total liabilities are disclosed. Total assets and total liabilities under UK GAAP are shown below.

	2003	2002
	£m	£m

Total assets	4,886.4	3,894.0

Total liabilities	3,112.2	2,294.1

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles both in the UK and the US requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Some of the areas where estimation is significant are as follows:

•	Allowance for Doubtful Accounts

Wolseley evaluates the collectibility of accounts receivable based on a range of factors including the age of the receivable and the creditworthiness of the customer. While Wolseley has a large geographically dispersed customer base, a slowdown in the markets in which Wolseley operates may result in higher than expected uncollectible amounts and therefore higher (or lower) than anticipated charges for irrecoverable receivables. Wolseley held allowances for doubtful debts totalling £46.2 million, £35.9 million and £33.3 million at July 31, 2003, 2002 and 2001 respectively.

•	Inventories

For financial reporting purposes Wolseley evaluates its inventory to ensure it is carried at the lower of cost or net realizable value. Provision is made against slow moving, obsolete and damaged inventories. To the extent that future events impact the saleability of inventory these provisions could vary significantly. Wolseley held allowances in respect of inventory balances totalling £108.2 million and £91.0 million at July 31, 2003 and 2002 respectively.

•	Impairment of long-lived assets

Wolseley periodically evaluates the net realizable value of long-live assets, including goodwill, other intangible assets and tangible fixed assets, relying on a number of factors, including operating results, business plans and projected future cash flows.

In its UK GAAP financial statements, Wolseley amortizes purchased goodwill arising since August 1, 1998 over its estimated economic life subject to a maximum of 20 years. Unexpected future events may evidence an economic life less than this period in which circumstances a higher amortization charge would be made in those future financial statements as a result of this shorter life. Tangible fixed assets are depreciated over their useful lives.

Where there is evidence of a potential impairment to the carrying value of either goodwill or tangible fixed assets, Wolseley undertakes an estimation of the fair value of that asset in accordance with the approach set out in Financial Reporting Standard 11. The fair value is in most cases based on the discounted present value of the future cash flows expected to arise from the business unit to which the goodwill relates, or from the individual asset or asset group. Estimates are used in deriving these cash flows and the discount rate.

For US GAAP purposes, following the adoption of SFAS 142 “Goodwill and Intangible Assets” on August 1, 2002, all pre-existing goodwill and indefinite-lived intangible assets are no longer subject to amortization but

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2003

are reviewed annually for impairment. The Group completed the required impairment tests during 2003 which indicated no charge was required.

Where there is evidence of a potential impairment to the carrying value of tangible fixed assets, impairment is assessed on the basis of the anticipated undiscounted future cash flow from the relevant assets. If the net present value of estimated cash flows are lower than the carrying value of the asset, an impairment loss is recognized. Wolseley has not experienced any impairments during the periods presented in the consolidated financial statements.

•	Self Insured Insurance

Wolseley operates a captive insurance company, Wolseley Insurance Limited, which is registered and operational in the Isle of Man. The company provides reinsurance exclusively to certain companies within the Wolseley Group. Provision is made based on actuarial assessment of the liabilties arising from the insurance coverage provided. To the extent that actual claims differ from that projected the provisions could vary significantly. As of July 31, 2003, the provision for claims arising from this insurance was £32.1 million.

Acquisitions

During the years ended July 31, 2003, 2002 and 2001, the Group acquired several companies. These acquisitions are discussed in Note 23. The results of operations of these acquired businesses have been included in the accompanying Consolidated Financial Statements from their relative dates of acquisition. Acquisitions completed during fiscal 2003 resulted in goodwill of £180.9 million and intangible assets totalling £49.4 million. Intangible assets are comprised of covenants not to compete, trademarks, customer contracts and supply and distribution agreements.

The acquisition of PBM was completed on July 7, 2003 for a consideration (excluding debt) of €266.7 million (£183.9 million). The cost of acquisition has been preliminarily allocated to acquired tangible assets and liabilities assumed according to estimated fair values and is subject to adjustment when additional information concerning asset valuations is finalized. Under UK GAAP, the preliminary allocations resulted in acquired goodwill of £132.1 million which is being amortized over a period of 20 years. Under US GAAP, the preliminary allocations resulted in acquired goodwill of £117.3 million and £35.2 million of intangible assets consisting of trademarks and order backlogs. Under US GAAP acquired goodwill is not amortized, the intangible assets are being amortized over their useful lives of 3 years and 3 months respectively. None of the goodwill or intangible assets is expected to be deductible for tax purposes. PBM is included within the European Distribution segment.

Other acquisitions during the year ended July 31, 2003 gave rise to goodwill of £63.6 million and £14.2 million of intangible assets under US GAAP. These goodwill and intangible assets have been allocated to the Group’s operating segments as follows: European Distribution: £32.8 million goodwill, £14.2 million intangible assets; North American Plumbing and Heating Distribution: £12.1 million goodwill; US Building Materials Distribution: £18.7 million goodwill. Of the goodwill, £27.2 million is expected to be deductible for tax purposes.

No amortization has been recognized in respect of goodwill arising on acquisitions completed during fiscal 2003.

Intangible assets are being amortized over their useful lives which range from one to twenty years. Amortization recognized during 2003 in respect of these intangibles was £4.3 million.

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2003

Pro Forma Information (unaudited)

The following unaudited proforma information presents the results of operations of the Group under UK GAAP as if the fiscal 2003 acquisitions had occurred on August 1, 2001 and the fiscal 2002 and 2001 acquisitions had occurred on August 1, 1999.

	Year ended July 31,
	2003		2002		2001
	(unaudited	)	(unaudited	)	(unaudited	)

Sales (£m)	9,227.8		9,389.3		8,310.1
Net income (£m)	322.0		322.6		216.9
Basic earnings per share	55.60p		55.90p		37.70p
Diluted earnings per share	55.16p		55.34p		37.64p

The unaudited proforma information has been prepared for comparative purposes only and includes certain adjustments, such as amortization expense and interest expense related to the acquisitions. The pro forma results do not necessarily represent the results of operations that would have occurred if the acquisitions had been effective at the beginning of fiscal 2002 and 2001, nor are they necessarily indicative of future results.

Exceptional items

Under US GAAP, none of the charges recorded as exceptional items under UK GAAP qualify as extraordinary charges. Accordingly, all expenses recorded for the year ended July 31, 2001 would be included in operating income determined under US GAAP.

Discontinued operations

Under UK GAAP, amounts recorded as discontinued operations relate to manufacturing operations. Under US GAAP, none of these amounts qualify as discontinued operations. Accordingly, operating profit of discontinued operations separately recorded for the years ended July 31, 2003, 2002 and 2001 would be included within operating income determined under US GAAP.

Operating Profit

The following table reconciles operating profit under UK GAAP to US GAAP.

	Year ended July 31,
	2003	2002	2001
	£m	£m	£m

Operating profit under UK GAAP	443.0	437.2	396.4
Exceptional loss on disposal of operations	–	–	(70.0)
US GAAP adjustments, excluding capitalized interest and taxes	(8.8)	(36.5)	(6.6)

Operating profit under US GAAP	434.2	400.7	319.8

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2003

Taxation

Under US GAAP, a reconciliation is required of the reported amount of total income tax expense attributable to continuing operations and the amount of income tax that would result from applying statutory tax rates to pretax income from continuing operations. Under UK GAAP this reconciliation only includes current tax expense. A reconciliation prepared in accordance with US GAAP of the UK statutory tax rate and the actual tax rate is as follows:

	2003	2002	2001
	%	%	%

Corporation tax at UK statutory rate	30.0	30.0	30.0
Foreign tax rate differences	4.0	7.1	6.1
Permanent differences	(3.7)	(6.1)	(0.4)
Other	(0.3)	(1.2)	0.7

Effective tax rate	30.0	29.8	36.4

Debt

US GAAP requires disclosure of the maturity of long-term debt in each of the five years following the end of the financial year. The following is a summary of the Group’s debt maturity as of July 31, 2003:

Due in the year ending July 31:	£m

2005	247.5
2006	33.9
2007	428.4
2008	73.4
Thereafter	59.3

Total	842.5

The weighted average interest paid on debt was as follows:

	Year ended July 31,
	2003	2002
	%	%

US Industrial Revenue Bonds	1.95	2.53
Revolving credit facility	1.91	2.88
Term loans	1.98	3.05

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2003

The Group has given certain covenants to banks in connection with credit facilities totalling £967 million. They relate mainly to maintaining a level of tangible net worth, total borrowings and interest cover. The Group was in compliance with all such covenants as of July 31, 2003.

Capital and operating lease commitments

The Group leases property, buildings and plant, machinery and equipment under capital and operating lease agreements, which are subject to various renewal options and escalation clauses. The following is a summary as of July 31, 2003 of the future minimum lease payments under these agreements:

	Capital leases	Operating leases
Year ending July 31:	£m	£m

2004	7.3	113.6
2005	7.4	98.6
2006	1.8	79.8
2007	1.7	64.0
2008	1.7	53.1
Thereafter	8.1	253.7

Total minimum lease payments	28.0	662.8

Less interest element	(1.0)

Present value of net minimum lease payments	27.0

Principal Subsidiaries

Name	Country of Incorporation or Registration

Ferguson Enterprises Inc.	United States
Stock Building Supply Inc.	United States
Familian Northwest Inc.*	United States
Westburne Supply Inc.*	United States
Wolseley Centers Limited	United Kingdom
Brossette SA	France
Wolseley Canada Inc.	Canada
ÖAG Handelsbeteiligungs AG	Austria
Cesaro Spol sro	Czech Republic
Mart Kft	Hungary
Manzardo SpA	Italy
Comptoir des Fers et Métaux SA	Luxembourg
Heatmerchants Limited	Republic of Ireland
Electro-Oil International AS	Denmark
Wasco Holding BV	The Netherlands
Pinault Bois et Matériaux SA	France

Principal subsidiaries are all wholly owned and operate mainly in the countries of incorporation or registration as stated above.

*	Note: Both Familian Northwest Inc. and Westburne Supply Inc. were merged into Ferguson Enterprises Inc. from August 1, 2003.

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements
Year ended July 31, 2003

Acquisitions completed during the year

Name	Date	Country of Incorporation
Brooks Group UK Limited	August 2002	UK
Chem Resist Group Limited	August 2002	UK
Production Truss And Fabrication Corp.	August 2002	USA
Climax Termomeccanica S.R.L.	October 2002	Italy
Saris B.V.	October 2002	Netherlands
Wimplex SA	October 2002	France
Meridian Specialties Inc	January 2003	Canada
SATGEM SAS	January 2003	France
Triangle Supply Company, Inc.	January 2003	USA
York International Corporation	January 2003	USA
Wenco Distributors Of Texas (a division of Jeld-Wen, Inc.)	January 2003	USA
Lygon Holdings Limited	February 2003	UK
Canalisation Systemes Services SA	April 2003	France
Distritherm SA	April 2003	France
Linwood Pipe And Supply Co., Inc.	April 2003	USA
Hanco Plumbing Supply, Inc.	April 2003	USA
Thomson Brothers Group Limited	May 2003	UK
Bathstore.Com Limited	June 2003	UK
A-1 Pipe, Inc.	June 2003	USA
Delta Home Improvement Company (Marinette, Wisconsin location only)	June 2003	USA
Huskey, Inc.	June 2003	USA
Docks Havrais de la Couverture SA	July 2003	France
Pinault Bois at Matériaux SA	July 2003	France
Galley Matrix Limited	July 2003	UK