Form 20-F
period 2004-07-31
WOLSELEY PLC
filed 2004-11-18
CIK 1139313

Back to Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED JULY 31, 2004

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-15186
WOLSELEY plc
(Exact Name of Registrant as Specified in its Charter)
England and Wales
(Jurisdiction of Incorporation or Organization)
Parkview 1220
Arlington Business Park
Theale
Reading, Berkshire, RG7 4GA, United Kingdom
(Address of Principal Executive Offices)

Securities Registered or to be Registered Pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange
American Depositary Shares, evidenced by American Depositary Receipts, each representing two (2) Ordinary Shares	New York Stock Exchange

Ordinary Shares of 25p each*	New York Stock Exchange

*	Listed, not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities Registered or to be Registered Pursuant to Section 12(g) of the Act:
None
Securities for Which There is a Reporting Obligation Pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of October 29, 2004.

Ordinary Shares of 25p each               585,835,004*

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

ITEM 17       ITEM 18

Back to Contents

Back to Contents

GENERAL

As used in this Annual Report, “Company” refers to Wolseley plc, and “Wolseley” or the “Group” refers collectively to Wolseley plc and its consolidated subsidiaries.

The consolidated financial statements of Wolseley appearing in this Annual Report (the “Consolidated Financial Statements”) are presented in pounds sterling and are prepared in accordance with accounting principles generally accepted in the United Kingdom (“UK”) (“UK GAAP”). UK GAAP differs in certain respects from accounting principles generally accepted in the United States (“US”) (“US GAAP”). The significant differences between UK GAAP and US GAAP relevant to Wolseley are on page F-44 of the Consolidated Financial Statements.

This Annual Report contains amounts in British pounds sterling (“£”) or pence (“p”) (1p is equivalent to 1/100 of £1). For information on exchange rates between British pounds sterling and US dollars (“US dollars” or “$”) or cents (“¢”), see “Item 3 – Key Information – British Pounds Sterling Exchange Rate Information” on page 6. As of October 29, 2004, the exchange rate between the US dollar and British pound was $1.8345 per £1.00.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This Annual Report contains forward-looking statements. The Company desires to take advantage of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995 and is including this statement for the express purpose of availing itself of the protections of the safe harbor with respect to all forward-looking statements. Several important factors, in addition to the specific factors discussed in connection with such forward looking statements individually, could affect Wolseley’s future results and could cause those results to differ materially from those expressed in the forward-looking statements contained in this Annual Report. These forward-looking statements may generally, but not always, be identified by the use of words such as “will”, “expects”, “is expected to”, “should”, “may”, “is likely to”, “intends”, “believes” or similar expressions. Statements, other than statements of historical fact, included in this Annual Report including, without limitation, the statements under “Key Information”, “Information on the Group”, “Operating and Financial Review and Prospects” and “Quantitative and Qualitative Disclosures about Market Risk” are, or may be deemed to be, forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended (the “Exchange Act”). By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and are outside Wolseley’s control.

Important factors that could cause actual results to differ materially from those discussed in such forward-looking statements (“Cautionary Statements”) include, but are not limited to, changes in economic conditions, including in particular the general strength or weakness of the plumbing and heating and building materials industries in North America and Europe, in both the private (residential and commercial) and public sectors; risks related to Wolseley’s growth strategy; fluctuations in product pricing; Wolseley’s ability to manage its growth; actions of competitors; risks related to Wolseley’s international operations; risks related to litigation in the jurisdictions in which Wolseley operates; Wolseley’s ability to identify and successfully integrate acquisitions and realize synergies from acquired companies; Wolseley’s ability to finance acquisitions; changes in government regulations in countries in which Wolseley has operations; Wolseley’s ability to retain and attract personnel; continued development of e-business distribution alternatives; changes in exchange rates and other factors discussed elsewhere in this Annual Report. All subsequent written and oral forward-looking statements attributable to Wolseley or persons acting on behalf of Wolseley are expressly qualified in their entirety by such Cautionary Statements. In addition to factors set forth elsewhere in this Annual Report, the factors set forth above are important factors, although not exhaustive, that may cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The selected financial data set forth below for, and as of the end of, the five fiscal years ended July 31, 2004, 2003, 2002, 2001 and 2000 are derived from the Consolidated Financial Statements included elsewhere in this Annual Report or previously published (and, in the case of the year ended July 31, 2000, restated to reflect the adoption in the UK of a new accounting standard for deferred taxation). These selected financial data are qualified in their entirety by reference to, and should be read in conjunction with, the Consolidated Financial Statements and “Operating and Financial Review and Prospects” included in Item 5 of this Annual Report.

The Company’s Consolidated Financial Statements are prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP. Reconciliations to US GAAP are set forth on page F-44 of the Consolidated Financial Statements.

Back to Contents

	Year Ended July 31,
	2004	2003	2002	2001	2000
	£m	£m	£m	£m	(restated) £m

	(Amounts in millions, except per share amounts)
Amounts in accordance with UK GAAP
Consolidated Profit and Loss Account Data
Turnover (Sales)	10,128.1	8,221.0	7,967.6	7,194.9	6,403.4
Operating profit	580.2	443.0	437.2	396.4	373.2
Exceptional loss on disposal of operations(1)	—	—	—	(70.0)	(42.6)
Profit on ordinary activities before interest	580.2	443.0	437.2	326.4	330.6
Net interest payable	(21.1)	(17.0)	(26.5)	(35.2)	(28.3)
Profit on ordinary activities before tax	559.1	426.0	410.7	291.2	302.3
Taxation(2) (3)	(162.1)	(127.6)	(122.5)	(106.1)	(111.1)
Profit on ordinary activities after tax	397.0	298.4	288.2	185.1	191.2
Minority interests	—	—	—	—	(0.4)
Profit accruing to ordinary capital	397.0	298.4	288.2	185.1	190.8
Basic earnings per share	68.15p	51.53p	49.96p	32.17p	33.24p
Dividends, net per share	23.80p	21.20p	18.90p	16.90p	15.35p
Other Data
Goodwill amortization	(39.0)	(29.9)	(26.7)	(17.8)	(12.5)
Consolidated Balance Sheet Data
Total assets (fixed assets plus current assets)	5,336.4	4,886.4	3,894.0	3,995.8	3,248.9
Net assets	1,901.9	1,774.2	1,599.9	1,496.4	1,324.7
Share capital	146.3	145.2	144.5	144.1	143.7
Number of shares in issue at period end	585.1	580.7	577.9	576.3	574.8
Amounts in accordance with US GAAP(4)
Operating profit	577.1	451.8	400.7	319.8	336.2
Net income(5)	403.9	310.6	243.9	173.4	191.9
Basic earnings per share	69.33p	53.64p	42.26p	30.14p	33.41p
Diluted earnings per share	68.53p	53.21p	41.84p	30.09p	33.38p
Total assets	5,645.3	5,141.2	4,100.6	4,223.0	3,511.5
Shareholders’ funds	2,200.4	2,047.0	1,851.5	1,841.0	1,704.9

(1)	The exceptional loss on disposals for the years ended July 31, 2001 and July 31, 2000 relates to the disposal of the Group’s manufacturing businesses.
(2)	Taxation includes an exceptional credit in the year ended July 31, 2000 of £6.0 million relating to the disposal of a subsidiary in 1998.
(3)
Following the adoption in the UK of a new accounting standard for deferred taxation, the balance sheet as of July 31, 2000 and the results for the period ended July 31, 2000 have been restated. This has no impact on the Group’s earnings under US GAAP.

(4)	See Note 41 of the Consolidated Financial Statements for a description of significant differences between UK GAAP and US GAAP.
(5)
Following the adoption of the new US accounting standards for business combinations and goodwill, goodwill on acquisitions completed since July 1, 2001 has not been amortized under US GAAP. Goodwill amortization included in the determination of net income under US GAAP in the years ended July 31, 2002, 2001 and 2000 was £46.0 million, £38.3 million and £34.0 million, respectively. From August 1, 2002 goodwill has ceased to be amortized under US GAAP.

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

	US Dollars per British Pounds Sterling Exchange Rate
Month	High	Low

February 2004	1.8673	1.8182
March 2004	1.8680	1.7943
April 2004	1.8564	1.7674
May 2004	1.8369	1.7544
June 2004	1.8387	1.8090
July 2004	1.8734	1.8160
August 2004	1.8459	1.7921
September 2004	1.8105	1.7733
October 2004	1.8404	1.7790

Company fiscal year ended July 31,	US Dollars per British Pounds Sterling Average of the Noon Buying Rate on the Last Business Day of Each Full Month

2000	1.5811
2001	1.4418
2002	1.4594
2003	1.5915
2004	1.7590

On October 29, 2004, the most recent practicable date for this report, the Noon Buying Rate was $1.8345 = £1.00 (consequently, $1.00 = £0.55 at this rate).

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

Many of Wolseley’s products are distributed to professional contractors in connection with commercial, industrial and residential construction projects. The level of activity in residential construction markets depends on many factors Wolseley cannot control. These include general economic conditions, mortgage and other interest rates, inflation, unemployment, demographic trends, gross domestic product growth, the price of oil and consumer confidence in each of the countries and markets in which Wolseley operates. Historically, both new housing starts and residential remodeling decrease in slow economic periods. The level of activity in the commercial and industrial construction market depends largely on vacancy rates and general economic conditions. Because residential and commercial and industrial construction markets are sensitive to changes in the economy, downturns (or lack of substantial improvement) in the economy in any of Wolseley’s geographic markets could adversely affect Wolseley’s business, financial condition and results of operations. The US building materials business is particularly dependent upon the new residential/housing market, which may be adversely affected by significant rises in interest rates and unemployment. Such factors could also have an adverse impact on loss ratios in the construction loan lending program. Whilst the US economy has recovered to a large extent since the events of September 11, 2001, for example, such recovery may be considered to be slower than expected. The market in continental Europe, for example, which accounted for approximately 21% of Wolseley’s sales in the year ended July 31, 2004, which was subdued during the fiscal year 2002 and which did not show signs of significant improvement during the fiscal year 2003, only showed modest signs of recovery during fiscal 2004. To the extent recovery from these soft market conditions does not materialize or otherwise takes place over an extended period of time, Wolseley’s business, financial condition and results of operations may be adversely affected. In addition, the commercial and residential construction and building materials industries may be affected by weather conditions. Because of these factors, there may be fluctuations in Wolseley’s operating results and the results for any period may not be indicative of results for any future period.

There are risks related to Wolseley’s operating and growth strategies.

A key element of Wolseley’s strategy is to increase the profitability and revenues of its organic businesses as well as that of the businesses it acquires. Although Wolseley has been implementing this strategy over the past several years, it cannot provide assurances that it will continue to be able to do so successfully. There are risks related to the ability of Wolseley to organically grow businesses, such as those below, and it may not be possible to complete the number of acquisitions at the same rate that it has done so in the past. Another key component of Wolseley’s strategy is to operate its businesses on a decentralized basis, with local management being responsible for day-to-day operations, profitability and the organic growth of the individual businesses. As a result, Wolseley’s overall profitability could be adversely affected if it is unable to maintain the efficiencies of operating in this decentralized manner.

Wolseley’s ability to generate organic growth will be affected by various factors, including its ability to:

–	increase sales to existing customers;
–	introduce new products/or lines of business;
–	attract new customers;
–	acquire or develop new brands or outlets;
–	improve operating efficiency;
–	reduce operating and overhead expenses;
–	increase net margins; and
–	hire and retain employees.

Many factors affecting Wolseley’s ability to generate organic growth may be beyond its control. Wolseley cannot be sure that its strategies will be successful or that it will be able to generate enough cash flow from operations to

Back to Contents

fund its operations and support these strategies . This could materially and adversely affect its business, financial condition and results of operations.

Fluctuating product prices and unexpected product shortages may impair Wolseley’s operating results.

The market price and availability of lumber, gypsum, stainless steel, aluminum, copper, nickel alloys, plastic and other products (or commodities used in such products) distributed by Wolseley can fluctuate quickly and significantly. These fluctuations may adversely affect Wolseley’s results of operations. For example, the average price for framing lumber, a significant product for Wolseley’s US Building Materials Distribution segment, was 31.7% higher in fiscal 2004 than fiscal 2003 and 20.8% higher than fiscal 2002. Higher lumber prices had the effect of increasing sales and profitability of that segment during the 2004 fiscal year. Significant monthly variations were seen during fiscal 2004. For additional information on the effect of lumber prices, see “Item 4 – Information on the Group – Business Overview – Raw Materials and Commodities”. Ferguson Enterprises, Inc., the US part of the North American Plumbing and Heating business, for example, saw price inflation in products such as copper, steel and plastics during the 2004 fiscal year, which based on management estimates accounted for some 40% of the increase in Ferguson’s trading profit achieved during the year.

Wolseley distributes plumbing and heating materials and building supplies, including lumber, from a wide variety of manufacturers and suppliers. No one supplier or manufacturer accounted for more than 5% of the Group’s total material and supply purchases during the 2004 fiscal year. Nevertheless, Wolseley may still experience shortages as a result of unexpected demand or production difficulties. If Wolseley is unable to obtain sufficient products from manufacturers and suppliers, there could be a short-term material adverse effect on our business.

Wolseley’s business growth could outpace the capability of its management and systems.

Wolseley expects to grow both organically and through acquisitions. Wolseley expects to expend significant time and effort in evaluating, completing and integrating acquisitions and opening new facilities. Further expenditure was incurred during the 2004 fiscal year in the Group’s infrastructure, logistics, systems and human resources. However, Wolseley cannot be certain that its existing systems, including supply chain and logistics, will be adequate to support its expanding operations and acquisitions without the need to spend additional resources to extend capacity and upgrade as necessary. Any future growth also will impose significant additional responsibilities on Wolseley’s senior management and executive officers. Wolseley’s success and ability to undertake new and concurrent business change initiatives will therefore depend on recruiting new and retaining existing senior level managers and officers and the successful implementation of infrastructure, logistics and system changes. To the extent Wolseley cannot accomplish these matters, its business, financial condition and results of operations could be materially and adversely affected.

Wolseley may lose business to competitors and otherwise be unable to compete favorably in its industries.

The plumbing and heating and building materials industries in most of the countries in which Wolseley operates are fragmented. The principal competitive factors are availability of materials and supplies, pricing of products, customer service, availability of credit, technical product knowledge with respect to application and usage, and advisory and other service capabilities. Wolseley’s competition varies by product line, type of customer and geographic market. Wolseley competes with many local, regional, and, in several markets and product categories, other national distributors and product manufacturers. Wolseley, to a much more limited extent, also competes with the large home center chains, such as The Home Depot and Lowe’s in the US, for business from professional contractors. Wolseley cannot be sure that competition from such large home center chains or consolidation in an otherwise fragmented market will not, in the future, include greater competition for the business of professional contractors. Several of the companies that compete with Wolseley may have substantially greater financial and other resources. No assurance can be given that Wolseley will be able to respond effectively to such competitive pressures. Increased competition by existing and future competitors could result in reductions in sales, prices, volumes and gross margins that could materially adversely affect Wolseley’s business, financial condition and results of operations. Furthermore, Wolseley’s success will depend, in part, on its ability to gain market share from competitors.

Back to Contents

Wolseley is subject to risks related to its international operations.

Wolseley has its principal operations in the US, Canada and Europe and plans to continue to expand in each area. Accordingly, Wolseley is subject to specific risks of conducting business in these geographic regions. For example:

–
Wolseley may have difficulty managing and administering an internationally dispersed business. In particular, the management of Wolseley’s personnel across offices in 13 countries can present logistical and management challenges. Additionally, international operations present challenges related to operating under different business cultures, laws and languages;

–	fluctuations in currency exchange rates may negatively affect Wolseley’s operating results and its financial position;

–	economic or political instability in some international markets may adversely affect Wolseley’s businesses in those regions;

–	Wolseley may have to comply with unexpected changes in foreign laws and regulatory requirements with which it may not be familiar;

–	export controls or other regulatory restrictions could prevent Wolseley from sourcing and shipping its products into and from some markets;

–
Wolseley may not be able to adequately protect its trademarks and other intellectual property overseas due to uncertainty of laws and enforcement in a number of countries relating to the protection of intellectual property rights;

–	changes in tax regulation and international tax treaties could significantly reduce the financial performance of Wolseley’s foreign operations; and

–	Wolseley may have difficulty sourcing on a multinational basis products of a sufficiently good quality and specification to be supplied to all Group companies.

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

Wolseley may not have access to sufficient funding to finance future acquisitions or organic growth.

If Wolseley cannot secure acceptable financing, it may be unable to pursue its acquisition and organic growth strategies successfully. Wolseley cannot predict the timing, size and success of its acquisitions or the capital it will need for those efforts. Using cash for acquisitions could limit Wolseley’s financial flexibility and increases the likelihood that Wolseley will need to seek additional capital through future debt or equity financings. Additional debt may include financial covenants limiting Wolseley’s operational and financial flexibility. Ordinary shares may be used as a component of the consideration for future acquisitions. Issuances of ordinary shares for acquisitions or additional equity financing may dilute the ownership interests of the Company’s shareholders, including holders of American Depositary Receipts (or “ADRs”). If the Company’s ordinary shares do not maintain a sufficient market value or potential acquisition candidates are unwilling to accept ordinary shares, Wolseley may be required to use more of its cash resources to pursue its acquisition program. Wolseley cannot provide assurances that additional debt or equity financing will be available on acceptable terms.

Back to Contents

Wolseley may be adversely affected by governmental regulations.

Wolseley’s operations are affected by various statutes, regulations and laws in the countries and markets in which it operates. While Wolseley is not engaged in a “regulated” industry, it is subject to various laws applicable to businesses generally, including laws affecting land usage, zoning, environmental (including laws and regulations affecting the supply of lumber), health and safety, transportation, labor and employment practices (including pensions), competition and other matters. In addition, building codes may affect the products Wolseley’s customers are allowed to use, and consequently, changes in building codes may affect the salability of some Wolseley products.

Wolseley cannot predict whether future developments in laws and regulations concerning its businesses will affect its earnings or cash flow in a materially adverse manner or whether its operating units will be successful in meeting future demands of regulatory agencies in a manner which will not materially adversely affect Wolseley’s business, financial condition or results of operations.

An important element of Wolseley’s strategy is the continued development of e-commerce opportunities to promote organic growth. Wolseley’s efforts in this area are subject to governmental regulations relating to the Internet, which could have a material adverse effect on the growth of e-commerce generally and may adversely affect the development of Wolseley’s e-commerce opportunities.

Litigation may have an adverse impact on Wolseley’s financial results.

The international nature of Wolseley’s operations expose it to the potential for litigation from third parties. In the US, the risk of litigation is generally higher than that in Europe in such areas as workers’ compensation, general employer liability and environmental and asbestos litigation.

In the case of asbestos litigation, Wolseley employs independent professional advisers to actuarially determine the potential gross liability, which necessitates the application of certain assumptions relating to claims development and the cost of settling such claims over the remaining lifetime of the potential litigants, which is approximately 50 years. Whilst actual experience is reviewed against the assumptions each year and the liability adjusted in the financial statements, there can be no assurance that these assumptions will prove correct over the long term.

Wolseley has insurance which significantly exceeds the current estimated liability. Based on current estimates, no profit or cash flow impact is therefore expected to arise in the foreseeable future. However, there can be no assurance that these assumptions will prove correct. In accordance with UK GAAP, Wolseley has recognized a discounted liability of £27.9 million in respect of asbestos litigation. An equal debtor account of £27.9 million is shown in other debtors reflecting the discounted sum recoverable from insurers in respect of this liability.

Factors which could cause actual results to differ from these estimates and expectations include: (i) adverse trends in the ultimate number of asbestos claims filed against any of Wolseley’s US subsidiaries; (ii) increases in the cost of resolving current and future asbestos claims as a result of adverse trends relating to settlement costs, dismissal rates, legal fees and/or judgment sizes; (iii) decreases in the amount of insurance available to cover asbestos claims as a result of adverse changes in the interpretation of insurance policies or the insolvency of insurers; (iv) the emergence of new trends or legal theories that enlarge the scope of potential claimants; (v) the impact of bankruptcies of other companies whose share of liability may be imposed on Wolseley’s US subsidiaries under certain state liability laws; (vi) the unpredictable aspects of the US litigation process; (vii) adverse changes in the mix of asbestos-related diseases with respect to which asbestos claims are made against Wolseley’s US subsidiaries; and (viii) potential legislative changes.

The departure of key personnel could disrupt Wolseley’s business.

Wolseley depends on the efforts of its executive officers, including the senior management of all its businesses, including those recently acquired, to both run its businesses and to introduce business change initiatives. It customarily negotiates employment agreements and agreements not to compete with key personnel of companies it acquires in order to maintain key customer relationships and manage the transition of the acquired business. The loss of key personnel, or the inability to hire and retain qualified replacements, could adversely affect Wolseley’s business, financial condition and results of operations.

Back to Contents

Wolseley may be unable to attract and retain qualified employees.

Wolseley’s ability to provide high-quality products and services on a timely basis requires an adequate number of qualified employees. Accordingly, Wolseley’s ability to increase its productivity and profitability and support its growth strategy may be limited by its ability to employ, train, motivate and retain skilled personnel. Its labor expenses may increase as a result of a shortage in the supply of skilled personnel.

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

Investors are strongly urged to consult with their tax advisers concerning the consequences of investing in the Company by purchasing ADRs. The Company’s ADRs are traded in the US, but the Company is organized under the laws of England and Wales. A US holder of the Company’s ADRs will be treated as the owner of the underlying ordinary shares for the purposes of US and UK tax laws. Therefore, US federal, state and local tax laws and UK tax laws will apply to the ownership of the Company’s ADRs and the underlying ordinary shares. Tax laws of other jurisdictions may also apply. For a more detailed discussion of tax issues with respect to the ADRs, see “Item 10 – Additional Information, paragraph E – Taxation”.

The price of the Company’s ADRs may be subject to foreign exchange fluctuations.

Fluctuations in the exchange rate between the British pound sterling and the US dollar could have an adverse effect on the market price of our ADRs. See “British Pounds Sterling Exchange Rate Information” for a discussion of exchange rates.

Voting rights with respect to the ADRs are limited by the terms of the Deposit Agreement.

ADR holders may exercise voting rights with respect to the ordinary shares represented by ADRs only in accordance with the provisions of the Deposit Agreement (as defined in “Item 9 – The Offer and Listing, paragraph C – Markets”) relating to the ADRs. There are no provisions under English law or under the Company’s Memorandum and Articles of Association that limit ADR holders’ ability to exercise their voting rights through the Depositary (as defined in “Item 9 – The Offer and Listing, paragraph C – Markets”) with respect to the underlying ordinary shares. However, there are practical limitations upon the ability of ADR holders to exercise their voting rights due to the additional procedural steps involved in communicating with such holders. For example, the Company’s Memorandum and Articles of Association require the Company to notify its shareholders at least 21 days in advance of any annual or other general meeting. The Company’s ordinary shareholders will receive notice directly from the Company and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy.

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

Back to Contents

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

Wolseley plc is a public limited company incorporated under the laws of England and Wales. The rights of shareholders, including holders who hold their shares in the form of ADRs, are, therefore, governed by English law and by the Company’s Memorandum and Articles of Association. These rights differ from the typical rights of shareholders in US corporations. In particular, a majority of the Company’s directors and executive officers and the experts named in this Annual Report are residents of countries other than the US. Further, all or a substantial portion of their assets and the Company’s assets are located outside the US. As a result, it may not be possible for ADR holders to:

–	effect service of process within the US upon a majority of the Company’s directors, executive officers and the experts named in this Annual Report or on the Company; or

–
enforce in the US courts or outside the US judgments obtained against a majority of the Company’s directors, executive officers and the experts named in this Annual Report or the Company in the US courts in any action, including actions under the civil liability provisions of US securities laws; or

–
enforce US court judgments obtained against the Company or a majority of the Company’s directors, executive officers and the experts named in this Annual Report in courts situated in jurisdictions outside the US in any action, including actions under the civil liability provisions of US securities laws.

ADR holders also may have difficulties enforcing, in original actions brought in courts in jurisdictions located outside the US, liabilities under US securities laws.

Back to Contents

ITEM 4. INFORMATION ON THE GROUP

A. History and Development of the Company

The Company and its subsidiaries form an international group of companies, engaged primarily in the distribution and supply of plumbing and heating products and building materials with operations principally in the US, Canada and Europe. The Company is organized under the laws of England and Wales, and its registered office is located at Parkview 1220, Arlington Business Park, Theale, Nr Reading, RG7 4GA, United Kingdom. Its telephone number is 011 44 118 929 8700. The ordinary shares of 25p each of the Company are listed on the London Stock Exchange, and the ADSs of the Company (each ADS representing two ordinary shares) are listed on the New York Stock Exchange (or “NYSE”). The ratio of ADSs to ordinary shares was reduced from five ordinary shares to two ordinary shares on February 2, 2004. The ADSs are evidenced by American Depositary Receipts (“ADRs”) issued by The Bank of New York. The market capitalization of the Company as of October 29, 2004 was £5,524,424,088.

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

During the 1960s and 1970s, Wolseley acquired other engineering companies, including companies involved in heating products, such as radiators and boilers. In 1979, the Company acquired John James Group of Companies Limited. Within the John James Group was a distributor of industrial pipe, valves and fittings, which today trades as “Pipe Center” within Wolseley’s UK distribution business, Wolseley UK Limited (“Wolseley UK”).

On January 4, 1982, the Company registered as a public limited company and on April 14, 1986, it changed its name from Wolseley-Hughes plc to Wolseley plc, which is the current name of the Group’s parent company.

Throughout the past 25 years, Wolseley has expanded its businesses through organic growth and acquisitions in the US, Canada and Europe. During the 1980s, the Company expanded its operations into the US with the acquisition of Ferguson Enterprises Inc. (“Ferguson”) in 1982, Carolina Holdings Inc. (now known as Stock Building Supply Holdings, Inc. or “SBS”) in 1986, and has made further acquisitions since that time. Wolseley’s European expansion included the acquisition of Brossette SA (“Brossette”) in France in 1992, followed by the acquisition of OAG Handelsbeteiligungs AG (now known as Wolseley Austria AG) (“ÖAG”) in Austria in 1994 and the acquisitions in 1999 of Heatmerchants Limited (“Heatmerchants”) in the Republic of Ireland, Manzardo SpA (“Manzardo”) in Italy and Comptoir des Fers et Métaux (“CFM”) in Luxembourg. In July 2001, Wolseley expanded into Canada with the acquisition of Westburne Plumbing & Waterworks Inc., Westburne Refrigeration & HVAC Inc. and Westburne Industrial Products, Inc. (together, “Wolseley Canada”). During 2000 and 2001, Wolseley sold its remaining manufacturing businesses and focused its activities entirely on its distribution business, which consists of three distribution segments: North American Plumbing and Heating Distribution, US Building Materials Distribution and European Distribution. In July 2002 Wolseley maintained this focus by expanding into the Netherlands with the acquisition of the Wasco Group and in July 2003 completed the purchase of Pinault Bois et Matériaux (now known as PB & M SA) (“PBM”), a French building materials distribution business. In December 2003, Wolseley entered into the Swiss market with the purchase of Tobler Holding Management AG (now known as Wolseley (Schweiz) AG), (“Tobler”), a Swiss plumbing and heating distribution business. In July 2004, Wolseley announced that it had conditionally acquired the Irish building materials distribution group, Brooks Group Limited (“Brooks Group”), subject to clearance from the Irish competition authority. This clearance was granted on August 26, 2004.

Acquisitions and Divestitures

Acquisitions

A significant aspect of Wolseley’s business strategy is growth through acquisitions. These acquisitions enable Wolseley to improve its service to customers through an expansion of its branch network and product offerings. During the fiscal year ended July 31, 2004, Wolseley completed a total of 15 acquisitions for an aggregate

Back to Contents

purchase price equal to approximately £124 million. Wolseley’s North American Plumbing and Heating Distribution segment acquired a total of seven companies for approximately £28 million, whose last 12 months sales were £95 million. The US Building Materials Distribution Segment completed four acquisitions in Indiana, New York State and Florida for £36 million as part of its continued strategy to expand its geographic coverage into markets which offer good growth prospects. The last 12 months’ aggregate sales achieved by such acquired businesses was £93 million. Wolseley’s European Distribution segment acquired four companies (including Tobler) for approximately £60 million, whose last 12 months sales were £117 million.

Between August 1, 2004 and October 31, 2004, Wolseley completed a total of six acquisitions for a total consideration of approximately £143 million.

During the three fiscal years ended July 31, 2004, Wolseley acquired a total of 53 companies for an aggregate consideration of £796 million. Specifically, Wolseley’s North American Plumbing and Heating Distribution segment acquired 20 businesses for £140 million, its US Building Materials Distribution segment acquired 9 businesses for £88 million and its European Distribution segment acquired 24 businesses for £568 million.

Divestitures

During the three fiscal years ended July 31, 2004, Wolseley did not make any material divestitures of operations.

B. Business Overview

The Company is a holding company that operates on a decentralized basis with strong experienced management teams leading each principal operating subsidiary. Wolseley’s principal operating businesses are organized into three segments: North American Plumbing and Heating Distribution, US Building Materials Distribution and European Distribution (including, following the acquisition of PBM and the Brooks Group, the distribution of building materials in France and Ireland). During the fiscal year ended July 31, 2004, these three segments accounted for all of Wolseley’s total sales. Up until 2001, Wolseley had several manufacturing and other subsidiaries which were then sold. With the divestiture of these manufacturing subsidiaries, Wolseley is now focused almost entirely on the distribution and supply of plumbing and heating products and building materials.

According to the July 2004 edition of The Wholesaler(1), a recognized US trade publication, Wolseley is the market leading(2) distributor of plumbing and heating products to professional contractors in the US.

Wolseley also believes that it has market leading positions in the plumbing and heating business in the UK, France and Austria, based on its knowledge and experience in the plumbing and heating business in these countries. Additionally, according to the July 2004 edition of The Wholesaler, Wolseley is the leading distributor of industrial pipes, valves and fittings in the US. Wolseley also believes that it has a market leading position in this activity in the UK based on its knowledge and experience of the industrial pipes, valves and fittings distribution market in the UK. Based on this edition of The Wholesaler, Wolseley is the second largest distributor of plumbing and heating products in the Canadian market. For the fiscal year ended July 31, 2004, Wolseley’s plumbing and heating activities accounted for approximately 75% of Wolseley’s turnover (sales). Wolseley’s plumbing and heating activities include the distribution and supply of residential and commercial and industrial plumbing supplies, including pipes, valves and fittings, heating, ventilation and air conditioning products, industrial supplies and specialized plumbing products for utilities, mechanical contractors, irrigation, fire suppression and industrial and commercial users.

(1)	Wolseley has neither funded nor is it otherwise affiliated with any trade publication ranking or report which is cited in this Annual Report as support for Wolseley’s competitive market position.
(2)	The references throughout this document to market leading positions are based on such positions measured against total sales.

Back to Contents

According to the May 2004 edition of Pro Sales and the August 2004 edition of Home Channel News (the Pro Dealer 350 listing), each a recognized US trade publication, SBS is the leading distributor of lumber products and building materials to professional contractors in the US. Wolseley also believes that it is a leading distributor of building materials in the UK, based on its knowledge and experience of the building materials market in the UK. Wolseley believes, based on its knowledge and experience in the French building materials distribution market, PBM, its French building materials distribution business, is the number two distributor of heavyside building materials in France. Based on its knowledge and experience in the Irish market, Wolseley believes that the Brooks Group, its recently acquired Irish building materials distribution business, is the number three distributor of heavyside building materials in Ireland. For the fiscal year ended July 31, 2004, Wolseley’s building materials activities in the US and the UK accounted for approximately 25% of Wolseley’s turnover (sales). The Brooks Group was acquired on August 26, 2004, and thus none of its turnover for the 2004 fiscal year is included in Wolseley’s annual turnover (sales). Wolseley’s building materials activities include the distribution and supply of lumber, plywood, millwork, various lumber speciality products, including roofing, floor and wall panels, stairs, doors, windows, kitchen cabinets, and various services to the professional contractor. Other significant Wolseley product lines are bricks, sand, cement, roof tiles, paving and drainage products and tool rentals.

Strategy

Wolseley is committed to providing long-term value for its shareholders by pursuing a strategy of competing internationally in the plumbing and heating and building materials markets and growing both organically including new branch openings and through acquisitions.

Organic Growth

Wolseley continues to pursue several strategies designed to accelerate organic growth. These strategies include:

New Branches. Wolseley has continued to invest in branch openings, enabling its businesses to further enhance their market leading positions, and has expanded its branch network into existing and new markets. During the last fiscal year, Wolseley opened, net of closures, 126 new branches.

Integration and Leveraging Activities. An important element of Wolseley’s growth strategy is the integration of facets of Wolseley operations to obtain cost savings, synergies and accelerate growth opportunities. During the fiscal year, Wolseley completed the integration of the operations of Familian Northwest (“FNW”) into Ferguson, thereby creating one national US plumbing business. Integration of FNW has enabled Wolseley to manage its US plumbing business on a more cohesive basis. In Europe, Wolseley is in the process of developing a new integrated structure for its European operations to achieve greater synergies.

Additionally, in SBS, an internal re-organization program was completed during the fiscal year which, together with the completion of the change in its new national identity, has already delivered additional benefits in terms of enhanced customer service and greater brand recognition. Wolseley is working to increase growth by promoting leveraging opportunities available in the US with respect to the plumbing and heating and building materials distribution segments. For instance, Wolseley anticipates that benefits are likely to arise from increasing cooperation between SBS and Wolseley’s US plumbing operations in servicing major home building customers that require a wide range of products as well as joint purchasing of common services such as insurance.

Further progress was made during the 2004 fiscal year to realize synergies in its business, achieved in conjunction with other Group companies. The European segment made good progress during the year in implementing its strategy to manage all the Group’s European businesses in a more integrated way. Several key appointments were made during the year in marketing, finance and supply chain management, which incorporates sourcing, procurement and logistics.

Distribution Centers. An important part of the growth strategy of the North American Plumbing and Heating Distribution segment and the plumbing and heating business of the European Distribution segment has been the opening of new distribution centers to improve customer service and generate operating efficiencies. Wolseley opened a new distribution center at Richland, Washington in November 2003, and volumes through the North American distribution center network during the 2004 fiscal year increased by 49% over the previous year. Further distribution centers are planned to open during the 2005 fiscal year, both in Europe and North America.

Back to Contents

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

Information Technology. Wolseley believes that information technology to support organization-wide decision making is critical to achieving its sales growth and profit objectives. Wolseley continues to pursue the development of enhanced IT systems, and has committed to a major investment in a common IT Platform. Wolseley expects that this initiative will bring about a greater cohesion across its operating units through leveraging of its international purchasing, international sourcing and supply chain efficiencies. The platform will further enable the sharing of best practices and ideas between Wolseley’s businesses for the benefit of the Group as a whole.

e-Business. Wolseley continues to invest across the Group in e-commerce opportunities in consultation with customers and suppliers. The objective is to strengthen Wolseley’s market position by industry leadership in the development and deployment of web-enabled technology, by creating additional sales channels, enhancing customer service, improving supply chain management and increasing operational efficiency. Wolseley UK, for example, has all its major trading divisions offering transactional Internet sites. A key component of these sites is the development of an e-catalog, allowing easy and efficient product identification and specification. Once products are selected, customers may obtain personally priced information and then order for either collection or delivery. Additionally, Ferguson, the US business of Wolseley’s North American Plumbing and Heating Distribution segment subsidiary, has developed an e-catalog and software to allow customers to access real-time information and conduct transactions that are fully integrated within its internal operating systems. This allows Ferguson to leverage its existing order fulfillment infrastructure and provide up to the minute information to customers about their accounts.

Collaboration across the Group should help shorten development time cycles as each of the businesses continues to focus on its unique marketplace and offer customers the service and responsiveness they require in a changing business environment. During the 2004 fiscal year, the Wolseley UK model of small express branches was piloted at five Ferguson locations and proved to be successful. A roll-out program of similar ‘XpressNet’ branches is planned with more than 50 new locations expected to open in fiscal 2005.

Training. High quality training of both employees and customers is a key feature of Wolseley’s service capability and growth strategy. Employees participate in Wolseley’s own modular system of training at specialized in-house facilities and in co-operative programs with universities and other institutes of higher education. The Ferguson “legacy of leadership” program in the US is one of many training initiatives throughout the Group. This program focuses on preparing the next level of Ferguson leaders. The first graduates from this program have already successfully filled senior roles within Ferguson’s management. Customer training courses are regularly held covering a wide range of product and skill disciplines at both the branch level and in Wolseley’s national facilities. Wolseley’s management education and development programs are regarded as of primary importance to ensure that it has the right caliber of resources to keep pace with the development of its businesses. Wolseley has established an annual international executive management program in conjunction with the Darden School of Management, located at the University of Virginia and complemented this with a management development program (which commenced in the fall of 2003 and has been well received) with IMD, a leading European business school based in Switzerland. A European graduate recruitment program was successfully launched during the 2004 fiscal year with 14 graduates joining the Group under the program in September 2004.

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

Back to Contents

concentrates on expanding the customer base and product lines at each location and improving its operational efficiency through purchasing economies, inventory management and administrative savings.

Wolseley has invested significantly in recent years to extend its geographic spread, improve operational efficiency and provide a platform for future growth. Wolseley has spent approximately £796 million on acquisitions over the last three fiscal years, including £390 million in July 2003 to acquire PBM. For a more detailed discussion of acquisitions see “Item 4 – Information on the Group, paragraph A, History and Development of the Company – Acquisitions and Divestitures”.

North American Plumbing and Heating Distribution

Wolseley’s North American Plumbing and Heating Distribution segment is comprised of the businesses of Ferguson and Wolseley Canada, both of which supply plumbing and heating products, including industrial pipes, valves and fittings, to markets in North America. According to the July 2004 edition of The Wholesaler, Wolseley, through its Ferguson subsidiary, is the leading plumbing and heating distributor to the professional contractor in the US. Wolseley believes that in fiscal 2004 its US plumbing and heating activities accounted for approximately 8% of the US plumbing and heating market, based on its knowledge and experience of the US plumbing and heating market. Approximately 38.6% of Wolseley’s US plumbing activities during that period related to the industrial and commercial market with the balance relating to the new residential housing market and, to a lesser extent, to repairs, maintenance and improvement (“RMI”) expenditure. Based on Wolseley’s knowledge and experience in the plumbing and heating business in Canada, Wolseley believes that, through its Wolseley Canada Inc. subsidiary, it is the second largest distributor of plumbing and waterworks products in the Canadian market.

Ferguson

Ferguson is a wholesale distributor of plumbing, heating and piping products to professional contractors and the industrial market. Ferguson customers include plumbing, mechanical and utility contractors and air conditioning dealers, plants, utilities, irrigation, fire suppression and integrated users. Ferguson is headquartered in Newport News, Virginia and operates in 49 states, Washington DC, Puerto Rico and Mexico. The July 2004 edition of The Wholesaler ranks Ferguson as the largest distributor in the US of both plumbing supplies, and pipes, valves and fittings and the third largest distributor for heating and cooling systems. Ferguson also provides integrated purchasing services for third party customers.

Based on Wolseley’s knowledge and experience in the US plumbing and heating market, Wolseley believes that Ferguson is the only ‘coast to coast’ brand name in the US supplying plumbing and heating products to professional contractors. Its sales have grown at a compound growth rate of 11.1% per annum over the last five years. Wolseley believes Ferguson is the market leader (in terms of total sales) in the northwestern US states, Hawaii, Alaska and the Rocky Mountain region of the US. A significant part of its business is the supply of industrial equipment, underground products and pipes, valves and fittings to industrial and commercial customers. Ferguson’s northwestern US business also supplies heating and air conditioning, bathrooms, kitchens and plumbing fittings and fixtures to residential markets. Ferguson had 14,071 employees and operated from 773 branches and seven distribution centers as of July 31, 2004. Ferguson’s distribution center network provides significant competitive advantages through:

–	enabling it to stock a wider product range, which is easily accessible to the branch network;
–	improving customer service in reducing delivery times and improving fill rates;
–	increasing purchasing leverage with suppliers through bulk orders and deliveries;
–	reducing costs in the supply chain;
–	facilitating integration of acquisitions and the opening of new branches; and
–	improved inventory control.

Wolseley Canada

In July 2001, the Company acquired the Westburne Group for £255 million and thereby expanded its plumbing and heating operations into Canada, as Wolseley Canada. Wolseley Canada distributes plumbing, heating and piping products, including heating, ventilation and air conditioning (“HVAC”), waterworks, refrigeration and fire protection products as well as industrial plumbing supplies to customers in North America. Wolseley Canada

Back to Contents

customers include professional contractors, utilities and machine shop operators. Wolseley Canada, which comprises the operations of Wolseley Canada, Inc. and Wolseley Industrial Products Group, Inc., conducts business solely in Canada. Wolseley Canada, headquartered in Toronto, operates from 235 locations across Canada, including locations in Calgary, Montreal, Ottawa and Vancouver. Wolseley intends to expand Wolseley Canada by a combination of acquisitions, new branch openings and product diversification. Westburne Supply, Inc. was the US component of the Westburne Group. Wolseley has integrated the Westburne Supply Inc. business into its existing US plumbing and heating operations. According to the July 2004 edition of The Wholesaler, Wolseley Canada is the second largest distributor of plumbing and heating products in Canada.

As of July 31, 2004 Wolseley Canada had 2,380 employees based in Canada and operated from 235 branches.

US Building Materials Distribution

Stock Building Supply

SBS, the parent of Wolseley’s US Building Materials Distribution business, supplies lumber and building materials, including value added pre-assembled components such as roof and floor trusses, and wall panels and floor systems, doors, windows and staircases to house builders and professional contractors. According to the May 2004 edition of Pro Sales, SBS is a leading supplier of residential construction materials in the US, and according to the August 2004 edition of Home Channel News, SBS is a leading supplier of such materials. SBS is headquartered in Raleigh, North Carolina and, through wholly-owned subsidiaries, operates in 26 states. Previously, these operations were based primarily in the Southeast and Midwest regions, although acquisitions in California, Utah and Texas have significantly increased SBS’s presence in the Western and Southwestern regions. These acquisitions have given SBS a ‘coast to coast’ presence with 236 branches nationwide, including a number with millwork plants and roof truss manufacturing facilities and nine distribution centers, as of July 31, 2004. SBS had 10,348 employees as of July 31, 2004. SBS’s compound growth rate of sales in the last five years has been 16.1% per annum. Approximately 44% of its current product range relates to framing lumber and panels and approximately 88% of the current business relates to new residential housing.

An important part of SBS’ strategy is to expand its geographic presence, its product range, market sectors, and its value added capability in terms of roof truss and panel plant assembly capability. As part of this strategy, SBS has acquired 22 businesses over the last five years for an aggregate consideration of approximately £359 million.

In addition to distributing lumber products, SBS provides construction loans to builders, secured principally against homes in the course of construction or completed homes awaiting sale. In view of the weakness in several regional markets, SBS has increased the percentage of loans on pre-sold, as opposed to speculative, homes. Construction loan receivables as of July 31, 2004 amounted to £187.7 million compared to £176.2 million at the previous year end. Net interest receivable on construction loan lending amounted to £8.7 million compared to £8.3 million in the prior year. SBS expects to continue to adopt a cautious approach with the loan portfolio, which turned at the rate of 1.68 times compared to 1.63 times in the prior year.

European Distribution

Wolseley believes it is the largest specialist distributor of plumbing and heating products to the professional contractor and specialist installer in Europe. Wolseley’s European strategy is to extend the branch network in existing territories through a combination of branch openings, acquisitions, a proactive cross-border transfer of know-how and product diversification. Wolseley also intends to enter new territories in Europe as opportunities arise. The principal driver of the European businesses is the RMI market. Approximately 29% of the sales of the European Distribution segment in the year ended July 31, 2004 related to new residential housing. Following the acquisition of PBM in July 2003, Wolseley believes it is the second largest distributor of building products in France, and following the acquisition of the Brooks Group in July 2004, Wolseley believes it is the third largest distributor of building products in Ireland. Further details of the key management appointments made in the European segment are discussed at “Item 4 B – Information on the Group, paragraph B – Business Overview”.

Wolseley had approximately 23,100 employees in Europe as of July 31, 2004. (See “Item 6 – Directors, Senior Management and Employees, paragraph D – Employees” for a more detailed discussion of Wolseley employees.)

Back to Contents

United Kingdom

Wolseley’s UK business, Wolseley UK (having changed its name from Wolseley Centers during the 2004 fiscal year), is headquartered in Leamington Spa, Warwickshire (having relocated the headquarters from Ripon, North Yorkshire in August 2004) and is organized into brand driven organizations, which focus on specialized customer groups. These organizations are as follows:

Plumb Center is in the opinion of management the country’s largest distributor of plumbing and bathroom products through branches across the country. Its principal markets are both new housing and RMI as well as light commercial construction.

Build Center is a national network supplying a wide range of building materials and equipment, including timber, glass, bulk materials and ironmongery.

Drain Center provides pressurised and non-pressurised drainage solutions for the commercial and domestic sector, and incorporates the operations of Capper Plastics.

Hire Center offers a full range of tools for commercial and domestic hire, including access and site equipment, power tools, carpet cleaning equipment and pumps.

Pipe Center offers pipes, valves and fittings to the commercial and industrial sector.

Climate Center is, in the opinion of Wolseley management, the UK’s largest wholesaler and distributor of commercial refrigeration and air conditioning products to professional installation, service and maintenance contractors.

Parts Center is, in the opinion of Wolseley management, the UK’s largest specialist supplier of spare parts to the trade customers and includes businesses trading under the names of HRPC, Hastings Catering Spares and Wash-Vac.

Wolseley UK also includes: Broughton Crangrove, a distributor of bathroom, kitchen and heating products to DIY centres, boutiques and independent merchants; Galley Matrix, a kitchen products distributor to the trade; Unifix, which sells fixings, fasteners, power tools and accessories to the building trade; and Bathstore.com which supplies bathroom fittings through its showrooms to retail customers.

As of July 31, 2004, there were 1,459 Wolseley UK branches in the UK, serviced by 8 distribution centers.

Republic of Ireland

Heatmerchants, in the Republic of Ireland, was acquired by Wolseley in fiscal year 1999 and had 54 branches (18 of which are in Northern Ireland) and one distribution center as of July 31, 2004. Brooks Group in the Republic of Ireland, was acquired by Wolseley on August 26, 2004 and had 18 branches at that date. Wolseley UK’s management in the UK is responsible for both the Heatmerchants and Brooks Group businesses, which includes the distribution of plumbing and heating products as well as tiles and building materials.

Wolseley believes that there will be significant opportunities for synergies between Heatmerchants and Brooks. Benefits are expected to be generated from diversification by product, by customer and by geography and from the use in both Brooks and Heatmerchants of the ‘branch within a branch’ concept, which has been successful within Wolseley UK.

Continental Europe

Wolseley’s French plumbing and heating distribution business, Brossette, is based in Lyon. According to the May 2004 edition of Négoce, a French trade publication, Brossette is the leading distributor of plumbing and heating equipment in France, and Wolseley believes, based on its knowledge and experience in the French plumbing and heating market, that Brossette is the only plumbing and heating distribution business in France with national coverage. Brossette also distributes underground drainage products and pipes, valves and fittings to professional contractors and public authorities. It was acquired by Wolseley in 1992 and has grown from 199 branches at that date, to 417 branches and four distribution centers as at July 31, 2004.

Back to Contents

Wolseley’s French building materials distribution business, PBM, is based in Paris. Wolseley believes, based on its knowledge and experience in the French building materials distribution market, that PBM is the number two integrated distributor of heavyside building materials in France. At July 31, 2004, it had 293 branches and 8 distribution centers.

Wolseley’s Austrian business, Wolseley Austria AG, but which trades as ÖAG, is based in Vienna and was acquired by Wolseley in 1994. It operated from 62 branches as of July 31, 2004 and has six distribution centers in Austria. Wolseley believes ÖAG is the leading distributor of plumbing and heating products to professional contractors in Austria, based on Wolseley’s knowledge and experience in the Austrian plumbing and heating market. ÖAG also has 22 branches in the Czech Republic and 25 in Hungary, plus a distribution center in both countries.

Manzardo, Wolseley’s Italian business, acquired by Wolseley in the fiscal year 1999, is based in Bolzano. Manzardo significantly expanded its business during the fiscal years 2003 and 2004 and had 23 branches in the northern part of Italy at the end of the fiscal year, distributing plumbing and heating products.

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

Wasco Holding BV (“Wasco”), based in the Netherlands, was acquired in July 2002 and operates from 11 branches throughout the Netherlands. The majority of Wasco’s turnover comes from the sale of boilers and radiators, and its focus is now on expanding its product range.

Tobler Management Holding AG, (now known as Wolseley (Schweiz) AG, but continuing to trade as Tobler (“Tobler”)), based in Switzerland, was acquired in December 2003 and operates from 22 branches throughout Switzerland. Wolseley believes Tobler is the leading wholesaler for heating and “behind the wall” sanitation products and is also one of the leading providers of technical maintenance services in Switzerland based on Wolseley’s knowledge and experience in the Swiss plumbing and heating market.

Revenues

The table below indicates sales generated by Wolseley’s North American Plumbing and Heating Distribution, US Building Materials Distribution and European Distribution segments in each of the last three fiscal years.

	Fiscal Year Ended July 31,			Fiscal Year Ended July 31,

Segment	2004	2003	2002	2004
	£m	£m	£m	$m

North American Plumbing & Heating Distribution	3,836.4	3,551.5	3,592.4	6,981.5
US Building Materials Distribution	2,043.7	1,712.8	1,857.7	3,719.1
European Distribution	4,248.0	2,956.7	2,517.5	7,730.5

Total	10,128.1	8,221.0	7,967.6	18,431.1

Translation into US dollars has been made at the balance sheet rate of exchange for the 2004 fiscal year ($1.8198). The US dollar figures in the above table are provided solely for the convenience of the reader and do not reflect the financial information in accordance with generally accepted accounting principles for foreign currency translation.

Back to Contents

Divestitures

During fiscal year 2004, Wolseley did not make any material divestitures of operations.

Governmental Regulation

Wolseley’s operations are affected by various statutes, regulations and laws in the countries and markets in which it operates. While Wolseley is not engaged in a ‘regulated’ industry, it is subject to various laws applicable to businesses generally, including laws affecting land usage, zoning, environmental (including laws and regulations affecting the supply of lumber), health and safety, transportation, labor and employment practices (including pensions), competition and other matters. These laws are administered by various regulatory bodies in the countries in which Wolseley operates. In the US, among other regulatory bodies, Wolseley is subject to the jurisdiction of the Environmental Protection Agency, the Occupational Safety and Health Administration and the Federal Trade Commission on a federal level and various local land use commissions and labor and employment commissions on a state and local level. In Canada, Wolseley is subject to many federal and various provincial regulations including but not limited to employment standards, health and safety, human rights, competition and foreign investment. Additionally, differing municipal building codes across Canada may also affect the building related products sold by Wolseley Canada. In Europe, Wolseley is subject to the jurisdiction of the relevant regulatory bodies of the European countries in which it operates, including, these countries’ respective commissions or departments of health and safety, data protection, competition and environmental protection, as well as equivalent respective governing bodies of the European Union. Additionally, building codes may affect the products Wolseley’s customers are allowed to use, and consequently, changes in building codes may affect the salability of Wolseley products. Wolseley cannot provide assurance that it will not incur material costs or liabilities in connection with regulatory requirements. None of the governmental regulations to which the Group is subject has had a material adverse effect on Wolseley’s financial condition, and Wolseley is not aware of any existing matters it presently expects to have a material adverse effect.

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

Legal Proceedings

Wolseley is involved in various legal proceedings incidental to the nature of its business and maintains various insurance coverages to reduce financial risk associated with claims related to these proceedings. Although it is not possible to predict the outcome of these proceedings, or any claim against Wolseley related thereto, in the opinion of management, uninsured losses, if any, resulting from the ultimate resolution of these matters will not have a material effect on Wolseley’s business, financial position and results of operations.

Provisions for liabilities and charges in the balance sheet include the estimated liability for asbestos claims on a discounted basis. This liability has been determined actuarially as at July 31, 2004 by independent professional advisors. The asbestos related litigation is fully covered by insurance and accordingly an equivalent insurance receivable has been included in current assets - debtors. The level of insurance cover available significantly exceeds the expected level of future claims and no profit or cash flow impact is therefore expected to arise in the foreseeable future. There were 308 (2003: 484) claims outstanding at the fiscal year end.

Back to Contents

Raw Materials and Commodities

With the exception of lumber and certain commodities such as copper, steel and plastics, the financial performance of the Group is not significantly influenced by the supply and cost of commodity products. Wolseley’s products such as industrial pipes, valves and fittings, plumbing supplies and heating and ventilation equipment are generally pre-assembled and do not require Wolseley to engage in bulk purchases of raw materials and other commodities. However, Wolseley’s building materials business in the US (and, to a lesser extent, the businesses in the UK, Ireland and France) is significantly dependent on lumber products. Wolseley is not dependent on contracts with suppliers for pre-assembled products such as industrial pipes, valves, fittings, plumbing supplies and heating and ventilation equipment that are material to its business and profitability. Wolseley purchases its lumber supplies from a number of major producers both within the US and Canada and in Europe and is not dependent on any material supply contracts. Any restriction in supply from any one supplier is unlikely to have a significant impact on the total lumber supply available to Wolseley.

Wolseley’s building materials business can be adversely affected by the fluctuation of lumber prices. For example, the average price for framing lumber, a significant product for Wolseley’s US Building Materials Distribution segment over the five fiscal years from 2000 to 2004 has ranged between $378 and $287, with the average for the year ended July 31, 2004, being $378. Higher lumber prices had the effect of increasing sales and profitability of that segment during the 2004 fiscal year. In the past year there has been significant fluctuation in the price of many raw materials, notably in North America. Ferguson, for example, saw price inflation in products such as copper, steel and plastics during the 2004 fiscal year, which accounted for some 40% of the increase in their trading profit achieved during the year. There can be no assurance that continued volatility of lumber prices and other commodities and sustained periods of low lumber prices or commodities will not materially adversely affect the financial performance of Wolseley. See “Item 5 – Operating and Financial Review and Prospects – Year Ended July 31, 2004 compared to Year Ended July 31, 2003 and Year Ended July 31, 2003 compared to Year ended July 31, 2002 – US Building Materials Distribution” for additional information on the effect of lumber prices and other raw material prices.

Seasonality

The businesses of the Group, particularly its building materials business, are, to a degree, seasonal. Since many of Wolseley’s products are intended for exterior use, sales by the Group tend to be lower during periods of inclement weather; this is particularly true with respect to Wolseley’s Northern US, Canadian and Northern European operations. Accordingly, weather conditions occurring during the second and third quarters (November – April) of the Group’s fiscal year may result in the generation of lower sales revenues during those periods than in other periods of the Group’s fiscal year. These seasonal fluctuations are likely to continue in the future. Management closely monitors operating expenses and inventory levels during seasonally affected periods, and to the extent possible, controls variable operating costs to minimize seasonal effects on profitability.

Back to Contents

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

Segment	Principal Operating Companies	Country of Operation

North American Plumbing and Heating Distribution	Ferguson Enterprises Inc.	US
	Wolseley Holdings Canada, Inc.	Canada
	Wolseley Industrial Products Group, Inc.	Canada
	Wolseley Canada, Inc.	Canada

US Building Materials Distribution	Stock Building Supply Holdings, Inc.	US

European Distribution	Wolseley UK Limited	UK
	(formerly Wolseley Centers Limited) Brossette SA	France
	PB & M SA (formerly Pinault Bois et Matériaux SA)	France
	Wolseley Austria AG (formerly ÖAG Handelsbeteiligungs AG)	Austria
	Cesaro Spol sro	Czech Republic
	Mart kft	Hungary
	Manzardo SpA	Italy
	Comptoir des Fers et Métaux SA	Luxembourg
	Heatmerchants Limited	Republic of Ireland
	Brooks Group Limited	Republic of Ireland
	Electro-Oil International AS	Denmark
	Wasco Holding B.V.	The Netherlands
	Wolseley (Schweiz) AG (formerly Tobler Management Holding AG)	Switzerland

D. Property, Plants and Equipment

As of July 31, 2004, Wolseley operated from 3,690 outlets, including 3,637 branches and 53 distribution centers. In North America, including the US and Canada, Wolseley operated from 1,260 outlets, including 1,244 branches and 16 distribution centers. In Europe, Wolseley operated from 2,430 outlets, including 2,393 branches and 37 distribution centers. The majority of these properties are leased, and none is considered to have a value that is significant in relation to Wolseley’s assets as a whole. Wolseley owns approximately 600 of its properties, and none of its owned properties is subject to any material encumbrances.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion is based on Wolseley’s Consolidated Financial Statements included in Item 18 of this Annual Report. These financial statements have been prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP. Reconciliations and discussions of the significant differences between UK and US GAAP are set forth in Note 41 of the Consolidated Financial Statements. In addition, various terms used in UK financial statements (such as Wolseley’s) differ from terms commonly used in US financial statements. For example, turnover is the equivalent of sales or revenues and operating profit before goodwill amortization is the equivalent of net income before interest, taxes, goodwill amortization and exceptional items. The US GAAP reconciliations in the Consolidated Financial Statements use common terms as they are used in the US.

Back to Contents

During the periods presented, the operations of Wolseley were conducted principally in the US, Canada and Europe. For purposes of the Company’s Consolidated Financial Statements, the results of its US, Canadian and other overseas subsidiaries were translated at the average rate for the period in respect of the profit and loss account and the relevant period end rate in respect of the balance sheet (see Note 1 of the Consolidated Financial Statements). Consequently, Wolseley’s reported results were affected by fluctuations in the rates of exchange between the British pound sterling and the other currencies in which it received revenues and incurred expenses, principally the US dollar, the Euro and the Canadian dollar.

The residential and commercial and industrial construction markets in which Wolseley operates are sensitive to changes in the economy, and as a result, downturns (or lack of substantial improvement) in the economy in any of Wolseley’s geographic markets could adversely affect Wolseley’s business, financial condition and results of operations. The US economy regained significant momentum during the fiscal year 2004 after low activity levels being seen during the fiscal years 2002 and 2003. The market in continental Europe (excluding the UK and Ireland), which accounted for approximately 21% of Wolseley’s sales in the fiscal year ended July 31, 2004, showed modest signs of improvement during the fiscal year 2004 having been soft during the fiscal years 2002 and 2003. To the extent recovery from these soft market conditions does not materialize or otherwise takes place over an extended period of time, Wolseley’s business, financial condition and results of operations may be adversely affected.

Operating Results

	Turnover Year Ended July 31,

	2004	2003	2002	2004
	£m	£m	£m	$m

North American Plumbing and Heating Distribution	3,836.4	3,551.5	3,592.4	6,981.5
US Building Materials Distribution	2,043.7	1,712.8	1,857.7	3,719.1
European Distribution	4,248.0	2,956.7	2,517.5	7,730.5

	10,128.1	8,221.0	7,967.6	18,431.1

	Operating Profit Year Ended July 31,

	2004	2003	2002	2004
	£m	£m	£m	$m

North American Plumbing and Heating Distribution	252.0	202.2	200.7	458.6
US Building Materials Distribution	104.0	77.5	91.8	189.3
European Distribution	263.2	193.2	171.4	479.0

Trading Profit	619.2	472.9	463.9	1,126.9
Goodwill amortization	(39.0)	(29.9)	(26.7)	(71.0)

Operating profit	580.2	443.0	437.2	1,055.9

Trading profit being operating profit before goodwill amortization is a measure not specifically used in the financial statements themselves (non GAAP measures). The performance of Wolseley’s segments and businesses are discussed using this measure.

This measure closely reflects the way in which operating targets are defined and performance is monitored by the Group’s management. The current businesses within Wolseley have arisen through internal organic growth and through acquisition over the years of operation. Operating profit includes the amortization of goodwill arising on those businesses that have been acquired subsequent to August, 1998 and as such does not reflect equally the

Back to Contents

performance of businesses acquired prior to August 1, 1998, businesses developed organically and those businesses more recently acquired. Wolseley believes that trading profit provides valuable additional information for users of the financial statements in assessing the Group’s performance since it provides information on the performance of the business that local managers are most directly able to influence and on a basis consistent across businesses. Wolseley uses trading profit for planning, budgeting and reporting purposes and for its internal assessment of management performance. Trading margin is Trading Profit expressed as a percentage of turnover.

Also in discussing the performance of the businesses certain information is presented on a constant currency basis. This strips out the translation effect of foreign exchange movements and enables an understanding of the underlying performance of the business that is most closely influenced by the actions of each business’ management. The risk of foreign exchange on the translation of overseas earnings is managed centrally and is not a factor over which managers have any control.

However, whilst these measures are important in the management of the business, they should not be viewed as replacements for, but rather as complementary to, the comparable GAAP measures such as turnover and reported (rather than organic) movements in individual profit and loss account captions. These GAAP measures reflect all of the factors which impact the business and the discussion by segment should be read in the context of the discussion of the overall group performance.

Translation into US dollars in the above tables has been made at the rate of exchange at July 31, 2004 ($1.8198). The US dollar figures in the above table are provided solely for the convenience of the reader and do not reflect the financial information in accordance with generally accepted accounting principles for foreign currency translation.

Year Ended July 31, 2004 Compared To Year Ended July 31, 2003

Turnover

Turnover increased by 23.2 per cent in fiscal year 2004 from £8,221.0 million to £10,128.1 million. Currency translation had a significant impact on the Group’s reported sterling results for the year compared to the previous year, reducing Group sales by £400.1 million (4.9 per cent). Excluding the effects of foreign currency translation, turnover increased by 29.5 per cent. Turnover increased by £172.0 million due to acquisitions made in the fiscal year 2004 and £1,112.0 million due to acquisitions made in the fiscal year 2003. Excluding the effect of these acquisitions and currency, turnover grew by £1,023.2 million with the North American Plumbing and Heating Distribution segment responsible for 44.2 percent of the growth, US Building Materials Distribution providing 39.4 percent and European Distribution 16.4 per cent.

Operating profit

Operating profit increased by 31.0 per cent from £443.0 million to £580.2 million. This is driven by an increase in trading profit of £146.3 million (30.9 per cent.) offset by an increase in goodwill amortization of £9.1 million. On a constant currency basis Group operating profit increased by 37.3 per cent. The effect of US dollar depreciation has been to reduce translated US trading profits by £23.5 million (5.0 per cent of 2003 trading profit) compared to fiscal 2003. US dollar denominated profits account for around 55 per cent of the Group’s trading profit. The strengthening of the Euro has partly mitigated the currency effect, with Euro denominated profits accounting for around 18 per cent of Group profits.

Goodwill amortization.

Goodwill amortization increased by £9.1 million from £29.9 million in the fiscal year 2003 to £39.0 million in the fiscal year 2004. This increase was due to amortization relating to goodwill arising on acquisitions completed during the fiscal year 2004 and a full year’s amortization of goodwill arising on acquisitions completed in the prior fiscal year. Prior to August 1, 1998, goodwill arising on consolidation and purchased goodwill was written off to reserves in accordance with UK GAAP. UK Financial Reporting Standard 10 was adopted with effect from August 1, 1998, and sets forth a revised policy for accounting for goodwill. Goodwill arising from acquisitions completed on or after that date is capitalized and amortized on a straight-line basis over a period of not more than 20 years.

Back to Contents

Interest

Net interest payable of £21.1 million in fiscal year 2004 (2003: £17.0 million) reflects an increase in the interest payable on Group debt as a result of acquisitions and an increase in working capital principally in the US, offset by the effect of lower interest rates on the Group’s borrowings.

Tax

The effective tax rate reduced from 28.0 per cent to 27.1 per cent and it is expected that this will be the rate for the next fiscal year, provided the geographical contributions to profits remain broadly similar and there are no significant changes to tax legislation.

North American Plumbing and Heating Distribution

The North American Plumbing and Heating Distribution segment performed strongly with significant rises in sales and profits and the highest ever trading margin.

Reported sales of the segment were up 8.0 per cent from £3,551.5 million to £3,836.4 million despite the adverse impact of currency translation. Trading profit, in sterling, increased by 24.6 per cent from £202.2 million to £252.0 million. These figures are after currency translation which reduced segment sales by £276.8 million (7.8 per cent) and trading profit by £15.9 million (7.9 per cent). Goodwill amortization applicable to this segment was £11.9 million.

There was a net increase of 47 branches in North American Plumbing and Heating Distribution to 1,008 locations (2003: 961).

Ferguson

In the US, Ferguson produced an outstanding performance, generating strong organic growth and benefiting from commodity price inflation. Local currency sales in the US plumbing operations rose by 18.0 per cent to $5,941.1 million (£3,390.6 million) from $5,032.8 million (£3,155.2 million) with trading profit up by 40.3 per cent. Organic sales growth was 15 per cent and included the beneficial effects of price inflation in products such as copper, steel and plastics. Management estimates that around 40 per cent of the increase in trading profit was commodity price driven, with the remainder reflecting an increase in the gross margin as a result of continuing benefits from the distribution center network, a focus on organic growth and operational leverage.

A new distribution center was opened at Richland, Washington, in November 2003 and volumes through the distribution center network as a whole increased 49 per cent over the prior year. Ferguson’s eighth distribution center is planned to open in Iowa in fiscal year 2005. The trading margin, at 6.8 per cent, was substantially ahead of the prior year (2003: 5.7 per cent), and exceeds the 6 per cent target a year ahead of the original schedule. During the year, the final phases of the integration of Familian Northwest were completed and the business realised the benefits of having a single plumbing and heating organization in the US, including the elimination of duplicated costs. The completion of this integration enables Ferguson management to focus more attention on the achievement of organic growth. During the year, the Wolseley UK model of small express branches was piloted at five Ferguson locations in the US, including Washington DC and Boston, and proved to be successful. A roll-out programme of similar “XpressNet” branches is planned with more than 50 new locations expected to open in fiscal year 2005. Of the sectors in which Ferguson operates, housing related activity held up well and the more positive economic environment benefited the RMI sector. RMI is becoming an increasingly important element of overall construction spending in the US, and the new express branch format being introduced is expected to provide further growth opportunities. The commercial sector started to show some signs of improvement towards the end of the year, underpinned by increased government spending. The weakest segment continues to be industrial, although the energy sector has been more buoyant as a consequence of higher oil prices.

Investment in working capital was increased substantially during the year to support the significant organic growth that Ferguson achieved, to build inventory levels at the new distribution center, as a consequence of the higher unit cost of materials, and to ensure customer demand was met at a time of tightening supply of commodities such as copper and steel.

Back to Contents

Wolseley Canada

Following a slow start to the year in Canada due to external factors, positive business sentiment returned and once again it proved to be an attractive business environment. Low interest rates supported a strong residential market and the buoyant energy sector in Western Canada helped sales in the industrial and commercial business. However, the cooler summer dampened sales in the HVAC/R (heating, ventilation, air conditioning and refrigeration) business and the strong Canadian dollar has affected sales to customers who are dependent on exports. Local currency sales increased by 10.7 per cent to more than CDN$1 billion for the first time. Around half of the sales increase was organic growth, slightly ahead of the market. Local currency trading profit rose by nearly 10 per cent, slower than the sales growth as a result of pricing pressure in some product areas, the additional costs of restructuring the Industrial Products Group and the increase in headcount in order to sustain future growth.

Acquisitions of the North American Plumbing and Heating Distribution segment completed during the year ended July 31, 2004, together with the incremental effect of acquisitions completed in the previous year increased turnover by 3.3% and increased trading profit by 2.8%.

US Building Materials Distribution

The performance of the segment which comprises SBS benefited from the completion of the NOVA restructuring project, which improved market focus and resulted in estimated cost savings in excess of the $5 million originally targeted. Net benefits (according to Wolseley’s estimates) of at least $10 million are expected to be achieved in the next fiscal year. More importantly, the reorganization into 10 districts and the new market focused approach for example, in its relationship with national house builders, will build on the improvements already achieved. Plans to increase the number of value-added products and services being offered and increase the penetration into the RMI market, are already making inroads, with value-added sales up 30 per cent on the prior year.

Average lumber and structural panel prices were higher but the segment was negatively impacted by currency translation. Reported sales in sterling grew 19.3 per cent to £2,043.7 million (2003: £1,712.8 million) despite an adverse currency impact of £153.6 million (9.0 per cent). The segment’s trading profit was up 34.2 per cent at £104.0 million (2003: £77.5 million), after an adverse currency impact of £7.2 million (9.3 per cent). The trading margin for the segment, after the allocation of central costs, increased to 5.1 per cent, from 4.5 per cent in the prior year. Goodwill amortization applicable to this segment was £6.9 million. The return on capital of SBS was also substantially higher at 16.4 per cent (before allocation of central costs and assets), reflecting higher profits and an improvement in the working capital ratio.

In local currency, sales were up 31.1 per cent to $3,581.0 million (£2,043.7 million) from $2,732.3 million (£1,712.8 million) in fiscal 2003 with trading profit up by approximately 50 per cent. Organic sales growth was 25.8 per cent, including the beneficial effects of commodity price inflation. Acquisitions added $142.9 million of sales.

Commodity lumber and structural panel prices, which directly affected around 35 per cent and 9 per cent of SBS’s product range respectively, rose strongly compared to the prior year. Average lumber prices rose 31.7 per cent to $378 per thousand board feet (2003: $287) and average structural panel prices rose 86.5 per cent to $496 per thousand square feet (2003: $266). Together these price increases had the effect of increasing sales by $514.6 million (18.8 per cent). Organic sales volumes were higher in the year with organic growth from on-going branches up by more than 6 per cent. New housing, which accounted for 88 per cent (2003: 93 per cent) of the activity in this segment, has generally continued to be a bright spot in the US economy. Aggregate housing starts during the period continued at a high level of more than 1.8 million. In addition, the inventory of unsold new homes at 4.2 months in July 2004, compared to the longer term average of around 6 months, further demonstrates the overall strength of the housing market. There continue to be significant variations in regional housing markets where SBS operates. The markets in California, Florida, Virginia and the Carolinas have been strong. Colorado, Ohio, Dallas and Michigan have been weak markets, while Atlanta has improved.

There was a net increase of 14 branches with 14 being added through acquisition, 7 new branches opened and 7 branches closed, in US Building Materials Distribution taking the total to 236 branches (2003: 222).

Back to Contents

Acquisitions completed during the year ended July 31, 2004, together with the incremental effect of acquisitions completed in the previous year increased turnover by 5.2% and increased trading profit by 7.8%.

European Distribution

The segment produced 41.9 per cent (2003: 36.0%) of the Group’s turnover and 42.5 per cent (2003: 40.9%) of the Group’s trading profit.

The results in the European Distribution segment benefited from a number of factors with PBM performing well ahead of expectations, another strong performance in the UK and profit improvements in nearly all of the other European operations.

Sales for this segment increased by 43.7% from £2,956.7 million to £4,248.0 million, including £1,093.0 million (37.0%) which relates to acquisitions, predominantly PBM in July 2003 and Tobler in December 2003. The organic increase in sales was 5.6%. Trading profit rose by 36.2% from £193.2 million to £263.2 million. Wolseley UK, Brossette in France, Manzardo in Italy, ÖAG in Austria and CFM in Luxembourg all increased their trading margin, although the overall segmental trading margin reduced from 6.5% to 6.2% of sales primarily due to the inclusion for the first time of PBM, which has a lower margin than the average for the segment and as a result of higher central costs allocated to the segment. Goodwill amortization attributable to this segment was £20.2 million.

In the year a further net 127 branches were added to the European network, giving a total of 2,393 locations (2003: 2,266).

UK (including Ireland)

Wolseley UK grew strongly during the year as the strength of the UK economy and housing market continued. The RMI market remained the principal driver, buoyed by strong consumer demand against the backdrop of historically low (albeit rising) interest rates, low unemployment and house price inflation. Sales increased by 11.5% to £2,106.9 million (2003: £1,888.8 million). Organic growth was 6.3%, which was in excess of the UK construction materials market generally, with the plumbing and heating businesses being the strongest performers and building materials having a strong second half. The commercial and industrial business improved its position although the sector remained difficult. The distribution centers continued to support the expanding branch network through improved efficiency with costs per stock pick (being the cost of the warehouse divided by the number of selections of items made in the period) down 5% over the prior year. These and other operational efficiencies were reflected in an improvement in trading margin from 7.6% to 7.8%. During the 2004 fiscal year, 97 net new locations were added taking the total number of branches for Wolseley UK (including Ireland) to 1,513. Since the year-end, Wolseley acquired the Brooks Group, a leading Ireland based timber and builders merchant with 18 branches located throughout Ireland for €183 million (£120 million).

France

The French construction market started the 2004 fiscal year nervously, with the industrial environment weak and high levels of unemployment holding back consumer confidence. In the second half, however, there were signs of improvement with leading indicators such as housing permits and housing starts increasing, and public works and infrastructure projects more evident.

Wolseley’s French operations generated sales of £1,621.5 million, an increase of £963.2 million compared to the prior year, principally as a result of the PBM acquisition. Local currency sales in Brossette were up 6.0% on the previous year due to acquisitions and organic growth of more than 3.0%. The trading margin also improved to above 6.0% due to more stringent cost control and the emerging benefits of the reorganization of Brossette’s branch and management structure, which was completed during the year. The move from a single branch to a multi-branch organization is a significant change in the way that Brossette conducts its business, enabling management specialization and focus. Brossette expects further benefits to result from this in fiscal year 2005. PBM performed above expectations, as a result of the post acquisition initiatives taken by the Group. Sales and profits were up on the prior year in a gradually improving market, although the first half started slowly due to the heatwave in France in August 2003 and a sluggish timber import market. Underlying trading margins were higher before absorbing the additional costs of employee redundancies and of the branch rebranding program, which

Back to Contents

was completed during the year. Working capital management was a particular area of the post acquisition focus, and this showed good progress. The return on capital for PBM in its first full year was in excess of the Group’s weighted average cost of capital. PBM is on track in delivering synergies with other Group companies in order to achieve its return on capital target of 16.7% by the fiscal year ending July 31, 2006.

Rest of Europe

The Group’s other Continental European operations enjoyed generally good results in fiscal year 2004 in uninspiring markets. Following a number of management changes in Austria, ÖAG performed well to increase sales and achieve a double-digit trading profit increase, even though the new housing market remained depressed and increased competition put pressure on prices. Good progress was made in Hungary, with sales up 17% in local currency, and sales in the Czech Republic were also up. In Italy, despite a weak economy and a fall in the overall construction and renovation markets, Manzardo’s branch opening program helped achieve organic sales growth of more than 9%, trading profit growth of more than 30%, and a trading margin above 5% for the first time. In Luxembourg, CFM increased sales by more than 10% and further improved the trading margin to 6.1%, demonstrating resilience against the fall in the local construction market. Wasco, in The Netherlands, was adversely affected by the poor economy and lower construction and new housing expenditure. In response to these market conditions, Wasco has expanded its product range, moved to a central distribution center, opened new express branches and is seeking to expand its small customer base in the more profitable RMI market. While sales increased by more than 10%, additional costs and competitive market conditions led to a fall in Wasco’s profits. Tobler, in Switzerland, which was acquired on December 1, 2003, performed ahead of expectations with sales, trading profits and margins up on the prior year (before acquisition).

Acquisitions completed during the year ended July 31, 2004, together with the incremental effect of acquisitions completed in the previous year, increased turnover of the segment by 36.6% and increased trading profit by 30.0%.

Year Ended July 31, 2003 Compared To Year Ended July 31, 2002

Consolidated Results

Turnover. Turnover increased by 3.2 per cent in fiscal year 2003 from £7,967.6 million to £8,221.0 million. Currency translation significantly impacted on the Group’s reported sterling results for the year compared to the previous year, reducing turnover by £393.8 million (4.9 per cent). Excluding the effects of foreign currency movements, turnover increased by 8.5 per cent. Turnover increased by £198.1 million due to acquisitions made in the fiscal year 2003 and £350.4 million due to acquisitions made in the fiscal year 2002. Excluding the effect of these acquisitions and currency, turnover grew by £98.7 million with the North American Plumbing and Heating Distribution segment responsible for £33.6 million of the growth, European Distribution £119.0 million of the increase offset by a decline of £53.9 million in the turnover of the US Building Materials Distribution segment.

Operating Profit. Operating profit increased by 1.3% from £437.2 million to £443.0 million in fiscal year 2003. Trading profit, rose by 1.9% from £463.9 million to £472.9 million. On a constant currency basis Group trading profit increased by 6.9%. The effect of US dollar depreciation was to reduce translated US profits by £23.7 million (8.7%) compared to fiscal year 2002. Profits derived from US dollar turnover accounted for approximately 55% of the Group’s trading profit in fiscal year 2003. The strengthening of the Euro in fiscal year 2003 partly mitigated the negative effect of US dollar depreciation, with Euro denominated profits accounting for approximately 12% of the Group’s trading profit in the year.

Goodwill Amortization. Goodwill amortization increased by £3.2 million from £26.7 million in fiscal year 2002 to £29.9 million in fiscal year 2003. This increase was due to amortization relating to goodwill arising on acquisitions completed during the fiscal year 2003; and a full period’s amortization of goodwill arising on acquisitions completed in the prior period.

Interest. Net interest payable reduced to £17.0 million in fiscal year 2003 from £26.5 million in fiscal year 2002, reflecting lower interest rates on the Group’s borrowings and a lower working capital to sales ratio of 15.4% compared to 16.0% in the prior year.

Taxation. The Group’s effective tax rate remained at 28% in fiscal year 2003, before taking account of goodwill amortization, as a result of the continuance of benefits arising from ongoing tax planning measures.

Back to Contents

North American Plumbing and Heating Distribution

Due to the adverse impact of currency translation, sales of the North American Plumbing and Heating Distribution segment in fiscal year 2003 were down by 1.1% from £3,592.4 million to £3,551.5 million. Trading profit for the 2003 fiscal year increased by 0.7% from £200.7 million to £202.2 million. Currency translation reduced sales of this segment by £294.9 million (8.2%) and trading profit by £16.6 million (8.3%).

Business conditions for the Group’s North American Plumbing and Heating Distribution operations continued to vary both geographically and by market segment.

Both the US and Canadian businesses increased their market share and showed strong sales and profit growth in local currency terms. Local currency sales in the US rose by 6.8% in fiscal year 2003, mostly due to the full year effect of the acquisition of the Clayton Group in 2002 and 0.3% organic growth against a market Wolseley estimates fell by around 2%. In Canada, local currency sales increased by 14.5%, of which 6.1% was organic, compared with a market Wolseley estimates increased by approximately 2%.

Acquisitions completed during the fiscal year ended July 31, 2003 together with the incremental effect of acquisitions completed in the previous year, increased turnover by 6.7% and increased trading profit by 9.4%.

Ferguson. Despite a sluggish US economy that included a continued weakness in the commercial and industrial segments, Ferguson produced strong results in fiscal year 2003 due to the continued strength in the RMI and housing markets, the successful integration and performance of the Clayton Group and positive progress with the integration of FNW. The markets of Texas, the Northwest and upper Midwest, Atlanta and Denver were particularly weak, whereas Southern California remained relatively strong.

Local currency trading profit in fiscal year 2003 for US plumbing operations increased by 10.1%, reflecting an increase in the gross margin as a result of continuing benefits from the distribution center network, strong cost controls and acquisitions. The trading margin in fiscal year 2003, at 5.7%, was ahead of the prior year’s margin of 5.6%.

Wolseley Canada. The Canadian residential market was buoyant throughout the 2003 fiscal year, enabling Wolseley Canada to produce positive organic sales growth. Despite continued weakness in the British Columbia market, new management achieved improvements in profitability. The business achieved double-digit organic sales growth in the HVAC/R market. Local currency trading profit in Canada rose by 15.5%, with a slightly increased trading margin.

There was a net increase of 21 branches in North American Plumbing and Heating Distribution from 940 to 961 locations at July 31, 2003.

US Building Materials Distribution

The performance of the US Building Materials segment, comprising SBS, in fiscal year 2003 was negatively impacted both by currency translation and by lower lumber prices. While sales were marginally ahead of the previous year in local currency terms, reported sales were £1,712.8 million, down 7.8% (2002: £1,857.7 million), with currency translation having caused a reduction of £161.0 million (8.7%). Trading profit was £77.5 million (2002: £91.8 million), down 15.6%, with a currency impact of £8.3 million (9.0%). An increase in the gross margin as a result of more value-added sales partly mitigated the effect of lower lumber prices, but net margin in fiscal year 2003 ended at 4.5% compared to 4.9% in 2002 due to the segment handling greater volumes of lumber at lower average prices. Net average monthly working capital was reduced from 86.6 days in 2002 to 74.0 days in 2003, primarily as a result of the successful negotiation of improved vendor terms. In local currency, sales were up 1.0% to $2,732.3 million (2002: $2,706.5 million). Closed branches, following the reorganization of operations in Utah and Idaho, reduced sales by $51.1 million whilst the incremental impact of acquisitions added $111.7 million of sales.

Commodity lumber prices, which directly affected around 40% of SBS’s product range in fiscal year 2003, fell 8.3%, compared to the previous year’s average, to $287 per thousand board feet (2002: $313). This had the effect of reducing sales by $77.9 million (2.9%) and trading profit by $13.2 million (9.9%). Like-for-like sales volumes were higher in the year with organic growth from ongoing branches up approximately 1%.

Back to Contents

Housing was generally the most positive aspect in the US economy during the fiscal year 2003. The levels of new residential housing starts, which typically account for around 90% of the activity in this division, remained strong overall at around 1.6 million starts. There continued to be significant variations in regional housing markets where SBS operated with Atlanta, Detroit, South Florida and Raleigh-Durham having seen notable weakness. Other markets such as Los Angeles, Tampa, Salt Lake City/Ogden and Washington D.C. offset some of the weakness.

SBS adjusted its management structure and approach in response to market changes to take better advantage of its size, technology and acquisition opportunities. This corporate re-engineering project, called NOVA, produced estimated cost savings in excess of $5 million in the fiscal year 2004 and should (according to Wolseley’s estimates) produce additional cost savings in fiscal year 2005. SBS’s structure is now organized around markets rather than individual branch locations. SBS also plans to increase the number of greater value-added products and services being offered and increase its penetration of the RMI market.

There was a net increase of 6 locations in the division during the 2003 fiscal year to bring the total to 222 as at July 31, 2003 (2002: 216).

European Distribution

Sales for the segment increased 17.4% in fiscal year 2003, from £2,517.5 million to £2,956.7 million, including £258.1 million (10.3%), which related to acquisitions. The organic increase in sales was 4.6%. Trading profit rose in fiscal year 2003 by 12.7% from £171.4 million to £193.2 million.

The segmental trading margin was reduced from 6.8% to 6.5% of sales, due to a reduction in UK and French trading margins. The UK trading margin reduction was due to the move to two new distribution centers. While the French margin fell due to more competitive trading conditions.

Acquisitions completed during the fiscal year 2003, together with the incremental effect of acquisitions completed in the previous year, increased turnover by 10.0% and trading profit by 6.6%. A total of £451 million was spent on 14 acquisitions, six of which were in the UK.

UK and Ireland. Wolseley UK took advantage of a strong UK market where the principal driver was the RMI market, which was buoyed by strong consumer demand against the backdrop of lower interest rates, low unemployment and house price inflation. Despite the weakness in the industrial and commercial markets and the lack of any clear evidence of increased government spending, Wolseley UK’s sales in fiscal year 2003 increased by 12.6% to £1,888.8 million, including organic growth of 6.9%. Each of the divisions improved their gross margins compared to the previous year, Lightside being the strongest business performer.

The move to two new distribution centers during the course of the 2002 fiscal year and the first half of the 2003 fiscal year had the expected adverse impact on costs (including one-off costs of £1.6 million in 2003). In addition, 153 new locations were added during the 2003 fiscal year taking the total for Wolseley UK to 1,372. Wolseley anticipates that the significance of these investments would be reflected in future trading, both in terms of supporting continued growth and in the generation of further operational efficiencies. These efficiencies were reflected in an improved margin in the second half of the 2003 fiscal year. The trading margin for the year as a whole was 7.6% compared to 7.8% in 2002, and the working capital to sales ratio showed a significant improvement due to a focus on inventory management.

France. The French construction market remained flat during the 2003 fiscal year, with high levels of unemployment continuing to have a negative impact on consumer confidence.

Local currency sales in Brossette were slightly up compared to the previous year, due mainly to acquisitions and four new branch openings. Confronted with poor market conditions, Brossette had undertaken to reorganize its branch and management structure, which was carried out in the 2004 fiscal year.

PB & M contributed €112.0 million (£74.4 million) of sales during the period between the acquisition date of July 7, 2003 and the 2003 fiscal year end. Wolseley anticipated that PBM would make a significant contribution to sales and profits in 2004. Integration benefits were expected to be generated by diversification by product, by customer and by geography.

Back to Contents

Rest of Europe. The Group’s other continental European operations showed progress and all improved their trading margins, despite uninspiring markets. In Austria the new housing market was flat and increased competition put pressure on prices resulting in ÖAG’s sales falling marginally. However, due to strong cost controls, trading profit was up 3.8%. Progress was achieved in Hungary with sales up 13% in local currency terms, while sales were down slightly in the Czech Republic. In Italy, new branch openings in fiscal year 2002 helped performance in a flat market in which Manzardo increased sales by 10.3% and trading profit by nearly 50%. CFM, in Luxembourg, increased sales by 1.7%. CFM’s trading profit increased by 8.0% in fiscal year 2003 and trading margin reached 6.0% for the first time. The deteriorating economy in The Netherlands affected the construction project and the new housing markets but, despite this, Wasco made progress expanding its product range and developing its offering to the more profitable RMI market. The spares business performed particularly well with growth in sales of more than 35%.

The European Distribution segment made progress in implementing its European strategy to manage the businesses in a more cohesive way. During the 2003 fiscal year, a further 467 branches were added to the European network, giving a total of 2,266 locations at July 31, 2003 (2002: 1,799).

Liquidity and Capital Resources

Capital Resources

Wolseley believes the Group has adequate facilities and working capital to meet its current requirements. As of July 31, 2004, net debt amounted to £941.4 million, compared to £826.7 million at July 31, 2003 and £545.6 million at July 31, 2002. Net debt includes both short-term and long-term borrowings less cash and current asset investments but excludes borrowings in respect of the construction loan portfolio, as disclosed in Note 29 of the Consolidated Financial Statements on page F-31. The principal reason for the increase in debt in fiscal 2004 was attributable to acquisitions and the principal reason for the increase in debt in fiscal 2003 as compared to the prior year was attributable to the PBM acquisition in July 2003. The Group seeks a balance between certainty of funding and a flexible, cost-effective borrowings structure. The overall policy is to ensure that, at a minimum, all projected net borrowing needs are covered by committed facilities arranged by the corporate office, supplemented where appropriate by locally arranged overdraft facilities. The principal source of funds to the Group is committed bank debt.

During the 2004 fiscal year, the Group entered into 14 new bilateral facilities, seven of which were denominated in Euros and six of which were denominated in US dollars, the remaining facility being sterling denominated; at the fiscal year-end exchange rates, the sterling value of these facilities was £348 million. In addition, SBS entered into a syndicated loan with four banks for US$400 million, the principal purpose of which is to finance SBS’s construction loan receivables. This approach has enabled Wolseley to adjust its funding profile to match more precisely its investment profile and strengthen its relationship with its core banks.

The year-end maturity profile of Wolseley’s centrally managed facilities at July 31, 2004, was as follows:

Maturity Date	Facility amount £m

Less than 1 year	579
1-2 years	28
2-3 years	400
3-4 years	330
4-5 years	66
5-6 years	59

Total	1,462

Cash Flows from Operations

Net cash flow from operating activities decreased from £607.7 million to £325.2 million, due to a net absorption of working capital of £401.9 million. Group inventory levels increased by £274.3 million during the year as a

Back to Contents

result of the rapid growth in sales of the North American operations, the effects of opening an additional distribution center in the US Plumbing and Heating Distribution business, an increase in US inventory levels in response to the market shortage of copper and steel products and the effects of inflation on the value of items carried. Creditors increased by £108.6 million during the year, compared with an increase of £123.0 million in the previous year. Debtors increased by £236.3 million, compared with an increase of £32.9 million in the prior year, driven by the growth in sales. As the rate of sales growth outpaced that of working capital, the working capital to sales ratio showed a further improvement from 15.4 per cent to 15.2 per cent. Wolseley’s targeted working capital ratio remains 15 per cent.

Borrowings

Net borrowings excluding construction loan borrowings as set out in Note 29 of the Consolidated Financial Statements, increased during fiscal year 2004 by £114.7 million to £941.4 million from £826.7 million at July 31, 2003. The increase in borrowings was primarily due to expenditure on acquisitions of £123.5 million. During fiscal year 2003 net borrowings, excluding construction loan borrowings, increased by £281.1 million to £826.7 million at July 31, 2003. The increase in net borrowings during fiscal 2003 was primarily due to expenditure on acquisitions of £512.5 million. Construction loan borrowings relating to the US Building Materials Distribution segment increased to £187.7 million at July 31, 2004 from £176.2 million at July 31, 2003 having increased from £171.4 million at July 31, 2002. These loans relate to construction loan receivables, which increased to £187.7 million at July 31, 2004 from £176.1 million at July 31, 2003 having increased from £171.4 million at July 31, 2002. The construction loan receivables are funded from separately identifiable bank facilities; accordingly, it is considered appropriate that this specific funding should be separately identified from the Group’s general borrowing on the balance sheet. In addition, this funding is excluded from the calculation of Wolseley’s gearing figures. See Note 41 of the Consolidated Financial Statements for an additional description and maturity profile of borrowings. The Group’s borrowings are not significantly affected by seasonality.

Financial Instruments and Treasury Policy

For a discussion of the Group’s financial instruments and treasury policies, see Note 33 of the Consolidated Financial Statements.

Capital Expenditure

Capital expenditure, net of asset disposal proceeds, increased by £27.4 million (25.3 per cent) on the prior year to £135.6 million reflecting Wolseley’s policy of continued investment in the business, including the new Richland distribution center in the US, the new head office in France, the initial investments in the new head office for Wolseley UK and the common information technology platform. Capital expenditure increased by 11.8% during the fiscal year 2003 from £96.8 million to £108.2 million. The fluctuation during the fiscal years was due to additional investment in distribution centers in the US during fiscal 2003. At July 31, 2004, capital expenditure commitments amounted to £62.1 million. These commitments will be financed through borrowings and primarily relate to the expansion of the branch network and additional distribution centers in both Europe and the US.

Exchange Rate Fluctuations

Wolseley earns a significant proportion of its sales and profits in foreign currencies, principally the US dollar and to a lesser extent the Euro and Canadian dollar. The average US dollar to sterling exchange rate weakened against the pound by 9.0% during the fiscal year 2004, compared to a weakening of 8.7% and 0.7% during the fiscal years 2003 and 2002, respectively. The effect of this currency fluctuation was to reduce reported turnover and trading profits for the North American Plumbing and Heating Distribution segment and the US Building Materials Distribution segment by approximately these percentage amounts in fiscal years 2004 and 2003. During the fiscal year 2004 the Euro strengthened against the pound by 2.8%. The effect of this movement was to increase the reported profits and turnover of the European Distribution segment by 1.0% and 0.8%, respectively. The Euro strengthened against the pound by 7.0% during the fiscal year 2003. The effect of this currency fluctuation was to increase reported turnover and trading profits for the European Distribution segment for the full year ended July 31, 2003 by approximately 2.5% and 1.9%, respectively.

Back to Contents

Recently Issued Accounting Standards

Under current European legislation, the Group will be required to adopt International Financial Reporting Standards (“IFRSs”) and International Accounting Standards (“IASs”) in the preparation of its financial statements from August 1, 2005 onwards. Wolseley’s internal project task force to manage the transition of financial reporting from UK GAAP to international accounting has completed an initial assessment of the impact on the accounts of the Group, and work is underway to ensure full compliance for the fiscal year ending July 31, 2006.

Based on the initial assessment, the areas of greatest impact for the Group are changes in respect of the accounting treatment for goodwill, intangible assets, property leases, share based payments, pensions, deferred tax and dividends. The presentation of the financial statements will also be affected; management is currently assessing the full impact of the changes in presentation.

The abstract, UITF abstract 38 – Accounting for ESOP Trusts, changes the presentation of an entity’s own shares held in an employee share trust from requiring them to be recognised as assets to requiring them to be deducted in arriving at shareholders’ funds. It also has consequential changes to UITF 17 requiring that the expense to the profit and loss account should be the difference between the fair value of the shares at the date of award and the amount that an employee may be required to pay for the shares (i.e. the ‘intrinsic value’ of the award). The adoption of UITF 38 did not result in a material impact to Wolseley’s consolidated balance sheets or income statements.

New Accounting Developments under US GAAP

In December 2003, the FASB issued a revised SFAS No. 132, “Employers’ Disclosures About Pensions and Other Postretirement Benefits.” Wolseley has adopted the revised disclosure requirements of this pronouncement.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46). In December 2003, FIN 46 was revised (FIN 46R) to clarify some of the provisions of FIN 46 and exempt certain entities from its requirements. Application of FIN 46R is required in financial statements of public entities that have interests in structures that are commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application by public entities for all other types of variable interest entities is required in financial statements for periods ending after March 15, 2004. The adoption of FIN 46R did not result in a material impact to Wolseley’s consolidated balance sheets or income statements.

In March 2004, the Emerging Issues Task Force (EITF) of the FASB issued EITF Issue No. 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share” (EITF 03-6). This issue addressed changes in the reporting calculation and requirements of earnings per share, providing the method to be used when a company has granted to holders of any form of security, rights to participate in the earnings of Wolseley along with the participation rights of common stockholders. Wolseley has reviewed the contractual rights granted for stock options and concluded that EITF 03-6 does not affect Wolseley’s reporting and disclosure requirements.

In June 2004, the EITF issued EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-1”). The Issue is to determine the meaning of other-than-temporary impairment and its application to debt and equity securities within the scope of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”), certain debt and equity securities within the scope of SFAS No. 124, and equity securities that are not subject to the scope of SFAS 115 and not accounted for under the equity method of accounting. The impairment methodology for various types of investments accounted for in accordance with the provisions of APB Opinion 18, “The Equity Method of Accounting for Investments in Common Stock” and SFAS 115 is predicated on the notion of “other than temporary” that is ambiguous and has led to inconsistent application. The Task Force reached a consensus that the application guidance in EITF 03-1 should be used to determine when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. The guidance also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than- temporary impairments. Management is in the process of determining the impact of EITF 03-1 on Wolseley’s business, results of operations, financial position, and liquidity, and will adopt the recognition and measurement guidance of EITF 03-1, when applicable.

Back to Contents

Research and Development, Patents and Licenses

Wolseley did not incur any costs exceeding £1 million on product research and development expenditure during the fiscal years 2004, 2003 or 2002. For a discussion related to patents and licenses, see “Item 4 – Information on the Group, paragraph B, – Business Overview, Patents and Trademarks”.

Critical Accounting Estimates

The Group’s principal accounting policies are set out on pages F-7 to F-9 of the consolidated financial statements and conform with accounting principles generally accepted in the United Kingdom (“UK GAAP”). The preparation of financial statements in accordance with UK GAAP requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements and related footnotes. The most sensitive estimates affecting the financial statements are in the areas of assessing the recoverability of receivables, the net realizable value of inventory, the impairment of goodwill and long-lived intangible assets, the reserves in respect of self-insured insurance and the consideration received from vendors.

Allowance for Doubtful Accounts

Provision is made against accounts that in the estimation of management are irrecoverable. Within each of the businesses assessment is made locally of the recoverability of accounts receivable based on a range of factors including the age of the receivable and the creditworthiness of the customer. The provision is assessed monthly with a detailed formal review of balances and security being conducted at the full year and half year. Determining the recoverability of an account involves estimation as to the likely financial condition of the customer and their ability to subsequently make payment. If we are overly cautious as to the financial condition of the customer we may provide for accounts that are subsequently recovered. Similarly if we are overly optimistic as to the financial condition of the customer we may not provide for an account that is subsequently determined to be irrecoverable. Furthermore, while Wolseley has a large geographically dispersed customer base, a slowdown in the markets in which Wolseley operates may result in higher than expected uncollectible amounts and therefore higher (or lower) than anticipated charges for irrecoverable receivables. In recent years Wolseley has not experienced significant variation in the amount charged to the income statement in respect of doubtful accounts, when compared to sales.

Wolseley held allowances for doubtful debts totaling £42.3 million, £46.2 million and £35.9 million at July 31, 2004, 2003 and 2002, respectively.

Inventories

For financial reporting purposes Wolseley evaluates its inventory to ensure it is carried at the lower of cost or net realizable value. Provision is made against slow moving, obsolete and damaged inventories. Damaged inventories are identified and written down through our inventory counting procedures conducted within each business. Provision for slow moving and obsolete inventories is assessed by each business as part of their ongoing financial reporting. Obsolescence is assessed based on comparison of the level of inventory holding to the projected likely future sales. Future sales are assessed based on historical experience and adjusted where the manufacturer has indicated that they will no longer continue to manufacture the particular item. To the extent that future events impact the salability of inventory these provisions could vary significantly. For example changes in specifications or regulations may render inventory, previously considered to have a realizable value in excess of cost, obsolete and requiring to be fully written off. Wolseley held allowances in respect of inventory balances totaling £83.6 million and £108.2 million at July 31, 2004 and 2003, respectively.

Impairment of long-lived assets

Wolseley periodically evaluates the net realizable value of long-lived assets, including goodwill, other intangible assets and tangible fixed assets, relying on a number of factors, including operating results, business plans and projected future cash flows.

In its UK GAAP financial statements, Wolseley amortizes purchased goodwill arising since August 1, 1998 over its estimated economic life subject to a maximum of 20 years. Unexpected future events may evidence an economic life less than this period in which circumstances a higher amortization charge would be made in those

Back to Contents

future financial statements as a result of this shorter life. Tangible fixed assets are depreciated over their useful lives. Where there is evidence of a potential impairment to the carrying value of either goodwill or tangible fixed assets, Wolseley undertakes an estimation of the fair value of that asset in accordance with the approach set out in Financial Reporting Standard 11. The fair value is in most cases based on the discounted present value of the future cash flows expected to arise from the business unit to which the goodwill relates, or from the individual asset or asset group. Estimates are used in deriving these cash flows and the discount rate. For US GAAP purposes, following the adoption of SFAS 142 “Goodwill and Intangible Assets” on August 1, 2002, all pre-existing goodwill and indefinite-lived intangible assets are no longer subject to amortization but are reviewed annually for impairment. The Group completed the required impairment tests during 2004, which indicated no charge was required (2003: nil).

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

The complexity of the estimation process and issues related to the assumptions, risks and uncertainties inherent with the application of our intangible and tangible fixed asset accounting policies affect the amounts reported in the financial statements. In particular, if different estimates of the projected future cashflows or a different selection of an appropriate discount rate were made, these changes could materially alter the projected value of the cash flows of the asset and as a consequence materially different amounts would be reported in the financial statements.

Self-insured insurance

Wolseley operates a captive insurance company, Wolseley Insurance Limited, which is registered and operational in the Isle of Man. This company provides reinsurance exclusively to certain companies within the Wolseley Group. Provision is made based on actuarial assessment of the liabilities arising from the insurance coverage provided. The actuarial assessment of the reserve for future claims necessarily includes estimates as to the likely trend of future claims costs and the estimates as to the emergence of further claims subsequent to the year end. An actuarial review of claims is performed annually. The loss development factors derived from this review are used each quarter to revise the provision based on the most recent claims experience. To the extent that actual claims differ from those projected the provisions could vary significantly. As of July 31, 2004, the provision for claims arising from this insurance was £33.4 million (2003: £32.1 million).

Consideration received from vendors

At the beginning of each calendar year, Wolseley enters into agreements with many of its vendors providing for inventory purchase rebates primarily upon achievement of specified volume purchasing levels. For certain agreements the rebate rises as a proportion of purchases as higher quantities or values of purchases are made. Wolseley accrues the receipt of vendor rebates as part of its cost of sales for products sold, taking into consideration cumulative purchases of inventory to date and projected purchases through the end of the qualifying period. Rebates are accrued for each reporting period with an extensive reassessment of the rebates earned being performed at the end of the fiscal year and half way through the fiscal year. Wolseley has agreements with numerous and geographically dispersed suppliers, but a slow down in the markets in which Wolseley operates, or a significant change in the profile of products purchased may result in purchases for the remainder of the year differing significantly from those projected. Consequently the rebate actually received may vary from that accrued in the financial statements.

Off balance sheet arrangements

As at July 31, 2004, the Group had no material off-balance sheet arrangements.

Contractual obligations and commercial commitments

The following table sets forth the aggregate maturities of the Group’s debt, operating leases and other long term obligations for the five fiscal years subsequent to July 31, 2004 and thereafter.

Back to Contents

	Fiscal Year ending July 31,
	2005	2006	2007	2008	2009	Thereafter	Total
	£m	£m	£m	£m	£m	£m	£m

Borrowings*	384.0	38.0	400.4	277.2	68.1	71.2	1,238.9
Capital lease obligations	8.3	7.9	2.9	2.6	2.4	8.7	32.8
Operating lease obligations	113.6	96.0	80.5	65.6	54.2	263.9	673.8

	505.9	141.9	483.8	345.4	124.7	343.8	1,945.5

*	Borrowings are gross and include construction loan borrowings.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Wolseley’s directors and senior management who served during the fiscal year 2004, and as at October 29, 2004, are as follows:

Name	Age as of October 29, 2004	Title

John W. Whybrow(3)	57	Chairman

Executive Directors
Charles A. Banks(2) (3) (5)	63	Group Chief Executive Officer
Jacques-Régis Descours(2)	56	Chief Executive Officer, Wolseley France (left the Board on October 7, 2004)
Fenton N. Hord(2)	58	Chief Executive Officer, US Building Materials Distribution
Claude A. S. Hornsby(2)	48	Chief Executive Officer, US Plumbing and Heating Distribution
Gérard Legtmann(2)	41	Chief Executive Officer Europe (from August 15, 2003)
Stephen P. Webster(2) (5)	51	Group Finance Director

Non Executive Directors
John M. Allan(1) (4)	56	Director (to March 19, 2004)
Gareth Davis(1) (3) (4)	54	Director
Andrew J. Duff(3) (4)	45	Director (from July 1, 2004)
James I. K. Murray(1)	58	Director
Nigel M. Stein(1)	49	Director (from December 1, 2003)
Robert M. Walker(3) (4)	59	Director

Company Secretary
Mark J. White(2) (6)	44	Group Company Secretary and Counsel

Member of Executive Committee
Adrian Barden(2)	49	Chief Executive Officer, Wolseley UK Limited (from August 1, 2003)

(1)	Member of the audit committee. Mr Allan ceased to be a member of audit committee upon his leaving the Board, effective March 19, 2004.
(2)	Member of the executive committee. Mr Descours ceased to be a member of the executive committee upon his leaving the Board, effective October 7, 2004.
(3)	Member of the nominations committee.
(4)	Member of the remuneration committee.
(5)	Member of the treasury committee.
(6)	Trustee of the UK Pension Scheme.

Back to Contents

As of July 31, 2004, Wolseley’s board of directors (the “Board”) was made up of twelve members comprising the Chairman, six executive directors and five non executive directors. The non executive directors are considered by the Board to be independent of management and free of any private or professional relationship, which could materially interfere with the exercise of their independent judgment. The Board considers that each of the non executive directors brings his own senior level of experience, gained in their own fields of mainly international operations. Nigel Stein was appointed as a non executive director with effect from December 1, 2003 and Andrew Duff was appointed as a non executive director with effect from July 1, 2004. John Allan left the Board on March 19, 2004 and Jacques Descours left the Board on October 7, 2004. At the date of this report, there are eleven members of the Board comprising the Chairman, five executive directors and five non executive directors.

The Board meets regularly during the year as well as on an ad hoc basis, as required by time-critical business needs. The Board has a formal schedule of matters reserved to it for its decision, although its primary role is to review the overall strategic development of the Group as a whole. Day-to-day operational decisions are delegated to the executive committee referred to at “Item 6 – Directors, Senior Management and Employees, Paragraph C – Board Practices”. The Board met eight times during the year and Director attendance for each meeting is shown at “Item 6 – Directors, Senior Management and Employees, Paragraph A – Meeting Attendance”. The Board has established a procedure for directors, if deemed necessary, to take independent professional advice at Wolseley’s expense in the furtherance of their duties and has secured appropriate insurance cover for the directors. Additionally, every director has access to the Company Secretary, who is charged with ensuring that Board procedures are followed and that good corporate governance and compliance is implemented within the Group. The differing roles of Chairman and Chief Executive are acknowledged and set out in writing. The Chairman has confirmed that he would not chair any other major company’s board.

The Chairman has addressed the developmental needs of the Board as a whole, with a view to developing its effectiveness as a team and assists in the development of skills, knowledge and expertise. During the year, the Board again reviewed its effectiveness and that of its committees and the quality of Board processes utilizing both a questionnaire and discussion with Board members. A number of actions were agreed as a result of the review. A further evaluation will be carried out during the next year. Meetings between the non executive directors, both with and without the presence of the Chairman and Mr Banks, are now scheduled in the Board’s annual timetable. The Board has also arranged to hold two Board meetings each year at divisional locations to help all Board members gain a deeper understanding of the business.

Performance evaluations have been carried out for each member of the Board. Executive directors’ performance has been assessed by the Chairman and Mr Banks, Mr Banks’ performance by the Chairman and the non executive directors, the Chairman’s performance by the non executive directors and Mr Banks and the non executive directors’ performance by Mr Banks and the Chairman. In line with the Revised Code, as referred to at “Item 6 – Directors, Senior Management and Employees, Paragraph C – Board Practices”, the executive directors are now encouraged to take on not more than one non executive position on a non-competitor board, for which they may retain payments received in respect of the appointment. In order to avoid any conflict of interest all appointments are subject to the Board’s approval. Succession planning is considered to be a matter for the whole Board rather than for a committee.

Wolseley’s articles of association provide that one-third of the directors retire by rotation each year and that each Director will seek re-election at the Annual General Meeting every three years. Additionally, new directors are subject to election by shareholders at the first opportunity after their appointment. Messrs Banks, Hornsby, Duff, Murray and Stein will seek election or re-election no later than 2004. Mr Walker will seek re-election no later than 2005 and Messrs Davis, Hord, Legtmann, Webster and Whybrow no later than 2006. It is Board policy that non executive directors are normally appointed for an initial term of three years, which is then reviewed and extended for a further three year period. It is also Board policy that non executive directors should not generally serve on the Board for more than nine years and that, in cases where it is proposed to exceed this period the director concerned will retire annually and offer himself for re-election. Following their appointment, formal comprehensive and tailored induction is offered to all non executive directors supplemented by visits to key locations within the Group and meetings with members of the executive committee and other key senior executives. Board papers and other information are delivered at times to allow directors to be properly briefed in advance of meetings. Although the non executive directors are not asked, at present, to meet the shareholders of

Back to Contents

Wolseley, their attendance at presentations of the annual results is encouraged. The Chairman ensures that the Board maintains an appropriate dialogue with shareholders.

Following the appointment of Nigel Stein on December 1, 2003 and Andrew Duff on July 1, 2004, the Board includes five independent non executive directors, excluding the Chairman, within the definition set out in the Revised Code. Gareth Davis was appointed as the Company’s Senior Independent Non Executive Director with effect from July 1, 2004.

The formal terms of reference for the main Board committees, approved by the Board and complying with the Revised Code to assist in the discharge of its duties, are available from the Company Secretary and can also be found on Wolseley’s website at www.wolseley.com. Membership of the various committees is shown at “Item 6 – Directors, Senior Management and Employees, Paragraph C – Board Practices”. Mr Whybrow ceased to be a member of both the audit and remuneration committees with effect from July 1, 2004. The Company Secretary acts as secretary to all Board committees.

Meetings Attendance

The following table shows the attendance of directors at meetings of the Board, audit, remuneration and nominations committees during the year ended July 31, 2004:

	Board		Audit Committee		Remuneration Committee		Nominations Committee

Number of Meetings	8		4		5		1
J Allan(1)	4		3		3		—
C A Banks	8		—		—		1
G Davis(2)	8		4		2		—
J R Descours	7		—		—		—
A Duff(3)	1		—		1		—
F N Hord	7		—		—		—
C S Hornsby	7		—		—		—
G Legtmann	7		—		—		—
J I K Murray	8		4	*	—		—
N Stein(4)	4		—		—		—
R M Walker	8		—		5	*	1
S P Webster	7		—		—		—
J W Whybrow(5)	8	*	4		4		1	*

*	Chairman
(1)
Stepped down from the Board and the audit and remuneration committees on March 19, 2004. Mr Allan had attended every audit and remuneration committee meeting held from August 1, 2003 until March 19, 2004 and all but one Board meeting between those dates.

(2)	Appointed to the remuneration committee on March 19, 2004. Mr Davis attended all the meetings of the remuneration committee held between March 19, 2004 and July 31, 2004.
(3)
Appointed as a director on July 1, 2004 and to both the remuneration and nominations committees on the same date. Mr Duff attended all of the Board and remuneration committee meetings held between July 1 and July 31, 2004. The nominations committee has not met since July 1, 2004.

(4)
Appointed as a director on December 1, 2003 and to the audit committee on March 19, 2004. Mr Stein attended all but one of the Board meetings held between December 1, 2003 and July 31, 2004 but was unable to attend the only audit committee meeting held between March 19, 2004 and July 31, 2004.

(5)	Resigned as a member of the audit and remuneration committees on July 1, 2004. Mr Whybrow attended each meeting of the audit and remuneration committees held between August 1, 2003 and July 1, 2004.

Background Information Concerning Directors and Senior Management at July 31, 2004.

John W. Whybrow. Mr Whybrow was first appointed to the Board on August 1, 1997. He was Deputy Chairman from April 12, 2002 until his appointment as Chairman on December 13, 2002. He is Chairman of the nominations committee. Mr Whybrow is a non executive director of Dixons Group plc and Chairman of CSR plc. He was President and Chief Executive Officer of Philips Lighting Holding B.V., based in The Netherlands, until 2001 and Executive Vice President, Philips Electronics N.V. from 1998 until March 2002, when he returned to the UK. Mr Whybrow is also Chairman of Petworth Cottage Nursing Home.

Back to Contents

Charles A. Banks. Mr Banks was first appointed to the Board on August 1, 1992. He was appointed Group Chief Executive Officer on May 3, 2001. He was previously Chief Executive Officer of Ferguson Enterprises and spent 34 years with that company. He is a non executive director of Bunzl plc and of TowneBank/Peninsula (formerly Harbor Bank), which is headquartered in Virginia.

Jacques-Régis Descours. Mr Descours was first appointed to the Board on September 1, 1998. Mr Descours is Chief Executive Officer of Wolseley France. He joined Brossette in 1984 and was appointed its Finance Director on January 1, 1992. He was appointed Deputy Managing Director of Brossette in November 1994 and Managing Director on February 1, 1997. His responsibilities were extended to include the business of PBM (formerly Pinault Bois et Matériaux) following completion of the acquisition of that company in 2003. Mr Descours left the Board on October 7, 2004.

Fenton N. Hord. Mr Hord was first appointed to the Board on October 2, 2000. Mr Hord joined the Group as Chief Executive Officer of Stock Building Supply Inc in 1987. Prior to joining the Group, Mr Hord was President of Eskimo Pie Corporation, which was at the time a subsidiary of Reynolds Metals Co. (now Alcoa). He is a non executive director of Reeds Jewelers Inc.

Claude A. S. Hornsby. Mr Hornsby was first appointed to the Board on May 3, 2001. Mr Hornsby is responsible for the US Plumbing and Heating Distribution Segment, Ferguson Enterprises Inc. Mr Hornsby has spent 26 years with Ferguson.

Gérard Legtmann. Mr Legtmann was appointed to the Board on August 15, 2003. Mr Legtmann is the Chief Executive for Europe and is responsible for all the European businesses. Prior to joining the Group he was previously with Brambles, where he was most recently President and Chief Executive of the company’s Chicago based worldwide rental activities and Chairman of Brambles North America. Prior to Brambles, he held senior executive positions with ABB and General Electric.

Stephen P. Webster. Mr Webster was first appointed to the Board on August 1, 1994 as Group Finance Director designate. He was appointed as Group Finance Director on December 9, 1994. Mr Webster was formerly a partner in Price Waterhouse and is a Chartered Accountant. Mr Webster is a non executive director of Bradford & Bingley plc.

Gareth Davis. Mr Davis was first appointed to the Board on July 1, 2003. He is a member of the audit, remuneration and nominations committees. Mr Davis is the Senior Independent Non Executive Director. Mr Davis has been Chief Executive of Imperial Tobacco Group plc since its incorporation in 1996, having spent the last 30 years in the tobacco industry.

Andrew J. Duff. Mr Duff was first appointed to the Board on July 1, 2004. He is a member of the remuneration and nominations committees. Mr Duff is Chief Executive of RWE npower. Mr Duff previously spent 14 years at BP plc where he held leading positions in marketing and oil trading and was latterly the Director of Strategic Planning for BP Oil, USA. Mr Duff is Chairman of both the Electricity Retail Association and the Move Factory and is a member of the Confederation of British Industry’s President’s committee.

James I. K. Murray. Mr Murray was first appointed to the Board on April 12, 2002. He is Chairman of the audit committee and is a non executive director of UK Coal PLC. Mr Murray was Finance Director of Land Securities Plc from 1991 until his retirement in 2001. Mr Murray is the Chairman of Trustees of the Land Securities Pension Fund.

Nigel M. Stein. Mr Stein was first appointed to the Board on December 1, 2003. He is a member of the audit committee. Mr Stein is a Chartered Accountant and has been Finance Director of GKN plc since August 2001. He has worked in a number of other senior financial roles during his ten years with GKN plc, and prior to this, he held senior financial positions with Laird Security Systems and Hestair Duple Limited. Mr Stein is the “Audit Committee Financial Expert” and is considered to be independent. The report of the audit committee is set out at “Item 6 – Directors, Senior Management and Employees, Paragraph C – Board Practices, Audit committee”.

Robert M. Walker. Mr Walker was first appointed to the Board on July 1, 1999. He is Chairman of the remuneration committee and a member of the nominations committee. Mr Walker is currently Group Chief

<<<

Back to Contents

Executive of Severn Trent Plc and a Non Executive Director of BAA plc. He previously worked for Procter and Gamble, McKinsey and Company and for over 20 years with PepsiCo Inc., where he was a Divisional President. Mr Walker has been appointed as a non executive director of Signet Group plc, which appointment he will be taking up later in the calendar year.

Mark J. White. Mr White joined Wolseley on July 1, 2002 as the Group Company Secretary and Counsel. He is a solicitor and is secretary to the audit, nominations, treasury and remuneration committees and is a member of the executive committee. Mr White was previously Company Secretary of Enterprise Oil plc and Rotork plc.

Adrian Barden. Mr Barden was appointed as Chief Executive of Wolseley UK Limited on August 1, 2003. He is a member of the executive committee. Mr Barden has been employed by the Group since 1991 and was appointed Managing Director of the Heavyside Division in 1996. He has spent his working life in the building materials distribution industry. He is Vice President of the Construction Products Association (CPA).

B. Compensation

Director and Senior Management Compensation

Wolseley’s policy now, and for the foreseeable future, is to provide remuneration packages that fairly reward executives for the contribution they make to the business, having regard to the size and complexity of the Group’s business operations and the need to attract, retain and motivate executives of the highest quality. Remuneration packages comprise salary, performance bonuses, share options, long-term incentives, benefits-in-kind and pensions. Wolseley takes a total approach to remuneration, which includes all these elements. The packages are designed to be broadly comparable with those offered by similar international businesses and reflect competitive practices in the countries and markets in which the executive directors operate. The policy is designed to incentivize the directors to meet Wolseley’s financial and strategic objectives such that a significant proportion of remuneration is performance related. The remuneration committee considers that the targets set for the different elements of performance related remuneration are appropriate and demanding in the context of Wolseley’s trading environment and the business challenges it faces. Under Wolseley’s Articles of Association, the maximum aggregate amount of remuneration payable to Wolseley’s non executive directors (as a group) is £500,000 per annum. It is intended to seek shareholder approval at the Annual General Meeting to be held on November 18, 2004, to increase this maximum aggregate amount to £750,000 with effect from January 1, 2005.

For the fiscal year ended July 31, 2004, the aggregate compensation paid or accrued by Wolseley and its subsidiaries to or for all directors and senior management for the year to July 31, 2004 as a group (14 persons) for services in all capacities was £6.561 million. Such compensation was primarily in the form of salaries and amounts paid as bonuses pursuant to performance linked bonus plans in which all executive directors participated. Bonuses paid to directors are supervised by the remuneration committee.

Back to Contents

Remuneration during the fiscal year ended July 31, 2004 of the directors and senior management in office during fiscal year 2004 was as follows:

	Salary/ Fees	Annual Bonus	Benefits	Pension Supplement	Total Fiscal 2004	Total Fiscal 2003
	£’000	£’000	£’000	£’000	£’000	£’000

Non Executive Chairman
John W. Whybrow	170	—	—	—	170	118

Executive Directors
Charles A. Banks(a)	713	1,009	187	—	1,909	1,411
Jacques-Régis Descours(b)	312	140	2	—	454	380
Fenton N. Hord	380	588	1	—	969	637
Claude A. S. Hornsby	345	532	20	—	897	767
Gérard Legtmann(c)	335	187	122	60	704	—
Stephen P. Webster(d)	385	213	77	1	676	582

Non Executive Directors
John M. Allan(e)	21	—	—	—	21	30
Gareth Davis(f)	33	—	—	—	33	3
Andrew J. Duff(g)	3	—	—	—	3	—
James I. K. Murray	38	—	—	—	38	32
Nigel M. Stein(h)	22	—	—	—	22	—
Robert M. Walker	38	—	—	—	38	32

Executive Committee Member
Adrian Barden(i)	220	108	13	28	369	—

Company Secretary
Mark J. White	155	78	13	12	258	198

	3,170	2,855	435	101	6,561	4,158

Notes:
(a)
£70,000 (2003 – £70,000) of the figure for benefits relates to relocation from the US to the UK. £53,123 (2003: nil) of the figure for benefits relates to currency protection. £299,623 (2003: nil) of the figure for bonuses relates to the vesting on July 31, 2004 of 100% of the award of US $525,000 made in 2002 under the long term incentive scheme referred to at “Item 6 – Directors, Senior Management and Employees – Paragraph B, compensation – long-term cash incentive plans”, translated at the average exchange rate for the year.

(b)	Mr Descours left the Board on October 7, 2004.
(c)	Appointed on August 18, 2003. £108,082 of the figure for benefits relates to relocation from the US to the UK following appointment.
(d)	£49,000 (2003 – £51,666) of the figure for benefits relates to relocation from Droitwich, UK to Theale, UK.
(e)	Mr Allan resigned from the Board on March 19, 2004.
(f)	From July 1, 2003 for fiscal 2003 figures.
(g)	From July 1, 2004.
(h)	From December 1, 2003.
(i)	Mr Barden was appointed with effect from August 1, 2003.

Salaries

Basic salaries of executive directors are determined having regard to competitive market data, the degree of individual responsibility and individual performance. Consideration is also given to the wider economic and employment backdrop, including pay and employment conditions elsewhere in the Group. The target salary is at the median with the opportunity to go above this level, subject to sustained individual performance. The remuneration committee reviewed the salaries of the executive directors with effect from August 1, 2003 having sought the views of both the Chairman and Mr Banks. 40% of Mr Banks’ salary is currency protected, based on an exchange rate of £1: $1.50.

Back to Contents

Performance bonuses

Performance bonus arrangements are designed to encourage individual performance, corporate operating efficiencies and profitable growth. The annual bonus awards depend on performance against annual targets of return on capital employed, working capital/sales, Group profit before tax and, where relevant, profit before tax for the appropriate division (which, in aggregate, accounted for 70% of the bonus, the majority of which related to the profit before tax targets). The balance of 30% of the bonus depends on specific personal objectives set for each non executive director. No payments are made under the scheme where actual performance falls short of 85% of the targets for the US based directors and 90% for the other directors and payments are capped if performance exceeds 110% of target.

The following percentages of base salary would be paid in bonus for the fiscal year ended July 31, 2004, subject to the achievement of the minimum, on-target and maximum levels of performance (with the percentages increasing on a linear basis for achievement between each level):

	Percentage of base salary payable on achievement of:
Name	Minimum Target	On-Target	Maximum Target

Charles A. Banks	60	80	110
Jacques R. Descours	30	40	60
Fenton N. Hord	77	117	155
Claude A. S. Hornsby	80	120	160
Gérard Legtmann	30	40	60
Stephen P. Webster	30	40	60

Stretching targets are set for each element of the bonus, determined by the remuneration committee each year, which also considers the levels of performance targets to be achieved for bonus payments to be made in the succeeding year. For the fiscal year ending July 31, 2005, the remuneration committee has determined that the maximum target will be 150% of base salary for Mr Banks, 160% for the US based executive directors, 100% for Mr Webster, 75% for Mr Legtmann and 60% for Mr Descours.

Long-term cash incentive plans

The object of Wolseley’s long-term cash incentive plans is to provide a cash bonus conditional upon Wolseley’s total shareholder return (“TSR”) over single three year periods. Both long-term cash incentive plans are discretionary plans, and the remuneration committee’s policy has been to make an annual award to Mr Banks under the 2001 plan, which was specifically introduced to facilitate his recruitment as Chief Executive in 2001, and to the executive directors and other senior executives under the 2002 plan, which was approved by shareholders in November 2002 (together, the “Cash Plans”). No award under the Cash Plans, as currently approved, may exceed 100% of salary, and to date, no award has exceeded 50% of salary at the time the award was granted. All awards are made subject to the achievement of stretching performance conditions. TSR has been selected as a performance measure to more closely align the interests of the executive directors and senior executives with those of shareholders over the long term. It rewards the relative out performance of Wolseley against a defined list of comparator companies. Calculations are performed independently and are approved by the remuneration committee.

The lists of comparator companies for the awards made in each of fiscal years 2001, 2002 and 2003 under the plan for Mr Banks and the list for the awards made to the other executive directors and senior employees in fiscal years 2002 and 2003 are based upon the constituent members of the FTSE 100 as at the respective dates of grant, excluding bank, telecommunications, IT and utility companies but together with CRH plc, RMC Group plc and Travis Perkins plc, which are companies that compete in the same sector.

The maximum awards under the Cash Plans will only be payable if Wolseley’s TSR over the relevant performance periods is in the top decile of the comparator group. No amount is payable if Wolseley’s comparative TSR performance is ranked at, or below, the median, and the vesting percentage will be determined

Back to Contents

on a linear basis for intermediate rankings. Extant awards remain subject to the achievement of performance conditions following a participant’s retirement and vesting is determined at the end of the performance period.

Details of the awards conditionally made to the executive directors and senior management in office during the year under the Cash Plans and outstanding at July 31, 2004, as well as at the date of this report, are shown in the table below:

Name of Director	Interests in £ held at August 1, 2003	Interests in £ awarded during the year	Interests in £ held at July 31, 2004	Interests in £ held at the date of this report		Performance periods

Charles A. Banks	735,889	390,965	1,126,854	760,873	*	August 1, 2001 – July 31, 2006

Adrian Barden	47,200	100,000	147,200	147,200		August 1, 2002 – July 31, 2006

Jacques-R. Descours	139,423	159,747	299,170	299,170		August 1, 2002 – July 31, 2006

Fenton N. Hord	150,000	145,439	295,439	295,439		August 1, 2002 – July 31, 2006

Claude A.S. Hornsby	174,194	189,227	363,421	363,421		August 1, 2002 – July 31, 2006

Gérard Legtmann	—	175,000	175,000	175,000		August 1, 2003 – July 31, 2006

Stephen P. Webster	167,500	192,500	360,000	360,000		August 1, 2002 – July 31, 2006

Mark J. White	56,000	62,000	118,000	118,000		August 1, 2002 – July 31, 2006

Note:
*	The 2001 award of US$525,000 (£365,981 translated at the average exchange rate for 2001 and granted at 50% of salary as at August 1, 2001) vested at 100% of award on July 31, 2004.

Wolseley’s commitment to Mr Banks under the Cash Plan introduced in 2001 to facilitate his recruitment as Chief Executive concluded when the third award was granted to him in August 2003. The remuneration committee has reviewed the provision of the long-term incentives within the total package for the executive directors and concluded that changes should be made to the 2002 Cash Plan.

The remuneration committee has consulted with Wolseley’s principal shareholders and, taking into account their views, proposes to make the following changes, effective after the conclusion of the Annual General Meeting, to be held on November 18, 2004:

The 2001 Cash Plan will cease to operate and the 2002 Cash Plan will be amended. Subject to shareholders’ approval, it is the remuneration committee’s intention that awards under the 2002 Cash Plan will in the future be made in shares, subject to the achievement of TSR performance targets, rather than in cash (except where there are material securities or tax law constraints in overseas jurisdictions where the plan is to be operated, in which case conditional awards in cash would continue to be made). The maximum amount which could be granted for each award is proposed to increase to 200% of base salary per annum. The anticipated level of award will initially be, except in exceptional circumstances, 100% (or 125% in the case of the Chief Executive) of base salary. Each year the remuneration committee will assess the proportion of awards that should be made up of both share

Back to Contents

options and long term incentive awards. It is also proposed that the vesting level for a maximum award under the plan, as amended, would remain the same as the existing plan requiring performance within the upper decile, although to better reflect current market practice, 25% of awards are proposed to vest for achievement of performance at the median (with a straight line percentage to vest between median and upper decile).

Pensions

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

The UK Finance Act 1989 introduced an earnings cap (the “Cap”) for employees joining the Plan after May 31, 1989. This has the effect of limiting the amount of an employee’s salary that can qualify for a pension through an approved pension scheme. The limit is currently £102,000 per annum. Mr Webster and Mr Legtmann are the only UK directors subject to the Cap. Wolseley has agreed to provide Mr Webster with benefits which are broadly comparable with those that would have applied under the Plan had the Cap not been introduced. This is currently provided for by payments into a Funded Unapproved Retirement Benefits Scheme. Wolseley has agreed to provide Mr Legtmann with an additional payment calculated at 25% of his base salary in excess of the Cap in lieu of any further pension benefit that would have accrued under the Plan had the Cap not been introduced. Additionally, the Finance Act 1989 capped life assurance payable through an approved pension scheme in respect of such executives. Wolseley has taken out an insurance policy to cover that part of the life assurance for Messrs Legtmann and Webster which is in excess of the Cap. The amount charged to the profit and loss account during the 2004 fiscal year in respect of Mr Webster’s future obligation was £35,712 (including £2,496 in respect of life assurance) (2003: £33,061) and the pension related payment paid to Mr Legtmann during the year was £59,934 (2003: nil) with an additional £1,480 payable in respect of life assurance (2003: nil).

Messrs Banks and Hornsby participate in the defined contribution pension arrangements of Ferguson Enterprises, Inc. In line with current US practice, Messrs Banks and Hornsby receive contributions at the level of 15% of their earnings (for this purpose $420,000 and $400,000 of bonus respectively is included with their base salary). Mr Hord participates in the defined benefit and defined contribution plans of SBS. Mr Hord’s pensionable earnings include his bonus up to a maximum of $742,400 as agreed when the bonus scheme was introduced in order to preserve his pension entitlement at that time.

Mr Hord is a member of a US non-qualified plan, which will provide a benefit for 20 years after retirement at age 60 of 40% of final pensionable salary. At Mr Hord’s option, and with Wolseley’s consent, the benefit can be paid over a period of 1, 5, 10 or 15 years with an equivalent total benefit.

Mr Descours, a French citizen, participates in the defined benefit pension arrangements of Brossette.

A US subsidiary of Wolseley has a commitment to a former Wolseley director, who is a United States citizen, to pay a joint survivor pension of $300,000 per annum for fifteen years from August 1, 1993. The net present value of the future obligation as of July 31, 2004 was £570,000 (2003: £778,000), which has been charged in prior years’ accounts.

Additionally, Brossette has a commitment to a former Wolseley director, who is a French citizen, to pay an annual pension of €211,212 (2003: €206,165), with a widow’s entitlement of 60%, subject to an annual increase based on the agreed French pension index. The full actuarial cost of this arrangement was provided in previous years as part of Brossette’s ongoing pension obligations. Wolseley is guarantor of this future pension commitment, which as of July 31, 2004 was approximately £2.1 million (2003: £2.4 million).

Two US defined benefit plans and the Canadian Plan are funded. As at July 31, 2002, the date of the independent actuaries’ report, the fair value of the assets in the funded plans was £44.0 million, which equaled 81.3% of the accrued benefits, as referred to in Note 34 of the Consolidated Financial Statements, which also details the other pension plans within the Group.

The following table shows the directors and senior management participating during the year in the Group’s defined benefits plans and the amounts of benefit accrued at the end of the year as if the director or manager had

Back to Contents

left service on July 31, 2004, the change in accrued benefit over the year, the transfer value at both the beginning and end of the year as well as the change in the transfer value over the year as required by the UK Directors’ Remuneration Report Regulations 2002. The increase in transfer value figures represents an obligation on the pension fund or Wolseley – they are not sums due or paid to the director or manager. The UK Listing Rules require additional disclosure of the change in accrued benefit net of inflation and the transfer value of this change. These pension liabilities are calculated using the cash equivalent transfer value method prescribed in the Listing Rules of the UK Listing Authority.

	UK Directors’ Remuneration Report/regulations						UK Listing Rules

	Age at	Pension accumulated	Increase in pension	Transfer Value		Increase/(decrease) in transfer value 2004 (excluding member	Pension Accumulated	Increase in Pension 2004 (net of	Transfer value of the increase/ (decrease) in 2004 (excluding member
	July 31,	2004	2004	2004	2003	contributions)	2004	revaluation)	contributions)
	2004	£000	£000	£000	£000	£000	£000	£000	£000

Adrian Barden	49	28	2	235	213	17	28	1	7
Jacques-Regis Descours(1)		85	5	1,113	1,266	(71)	85	3	(24)
	56	135	14	94	91	9	135	11	3
Fenton N. Hord	57	278	25	4,216	4,321	399	278	13	110
Gérard Legtmann	41	1	1	7	—	3	1	1	3
Stephen P. Webster(2)	51	17 47	2 12	189 482	161 351	13 130	17 47	2 11	4 109
M J White	44	4	2	20	10	5	4	2	5

(1)
Mr Descours is also entitled to a lump sum on retirement under the Brossette Retirement Indemnities Plan. The third row of figures in the above table relates to the lump sum benefits payable under this plan.

(2)	Mr Webster is also entitled to benefits under a Funded Unapproved Retirement Benefits Scheme. The penultimate row of figures in the above table relates to the benefits payable under such plan.

The following table shows those directors participating in money purchase pension plans and the cost of Wolseley’s contributions thereto:

	2004	2003
Pensions: Money Purchase Plans	£000	£000

Charles A. Banks	137	138
Fenton N. Hord	3	2
Claude S. Hornsby	76	96

Other benefits

Executive directors receive a number of other benefits principally related to the provision of company cars, life assurance and health care arrangements and, in the case of Messrs Banks, Legtmann and Webster, relocation and housing allowances following, respectively, their relocations from the US to the UK and from Droitwich, UK to Theale, UK, where Wolseley’s head office is located.

Non executive directors

The remuneration of non executive directors during the fiscal year under review was made up of a basic fee and an additional fee where a non executive director acts as Chairman of either the audit or remuneration committees. Fees are reviewed from time to time by the Board. The non executive directors have letters of engagement rather than service contracts and do not participate in any incentive plan nor is any pension payable in respect of their services as non executive directors. The Board’s policy is that non executive directors are normally appointed for an initial term of three years, which is then reviewed and extended for a further three year period. Appointments may, however, be terminated upon six months’ notice. There are no provisions for compensation in the event of termination. The terms and conditions of appointment of the non executive directors are available for inspection at Wolseley’s registered office during normal business hours and at the Annual General Meeting.

Executive share ownership

Wolseley introduced a share ownership program from August 1, 2004. It is designed to encourage all directors and members of the executive committee to build up a shareholding with a value of 1.5 times annual base salary

Back to Contents

for the Group Chief Executive; 1 times annual base salary for all Executive Directors; 1 times annual fees for all non executive directors, including the Chairman; and 0.5 times annual base salary for all executive committee members. For executive directors and members of the executive committee this may be achieved by retaining shares received as a result of participating in a Wolseley plc employee share plan (other than shares sold to pay a social security or income tax liability or sold to meet the price of the option). The program specifically excludes the need to make a personal investment should awards not vest. Normally these levels of shareholding should be expected to be achieved within three to five years from the time the individual is included in the program.

Share option plans

Wolseley has adopted seven share option plans: the 1984 Executive Share Option Scheme (the “1984 Scheme”), the 1989 Executive Share Option Scheme (the “1989 Scheme”) and the Wolseley Share Option Plan 2003 (the “2003 Scheme”) (collectively, the “Executive Option Schemes”); the Wolseley Employees Savings Related Share Option Scheme 1981 (the “UK Option Scheme”) and the Wolseley Irish Sharesave Scheme 2000 (the “Irish Option Scheme”) (collectively the “Employees Savings Option Schemes”); the Wolseley Employees International Stock Appreciation Plan (the “SAP”); and the Wolseley Employee Share Purchase Plan 2001 (the “Purchase Plan”). The number of ordinary shares over which options may be granted under the Executive Option Schemes may not, in any ten year period, exceed five percent of the issued share capital of Wolseley from time to time. The number of ordinary shares over which options may be granted under the Employees Savings Option Schemes, the SAP and the Purchase Plan may not, in any ten year period, when aggregated with options under the Executive Option Schemes, exceed ten percent of the issued share capital of Wolseley from time to time. Shares are allotted under the Executive Option Schemes, the Employees Savings Option Schemes, the SAP and the Purchase Plan when the options are exercised.

Executive option schemes

Eligibility – All executive directors and other senior company management, as well as all other full-time employees of Wolseley, are eligible to participate in the Executive Option Schemes. A “full-time” employee is an employee with a normal contractual working week of 25 hours or more. At July 31, 2004, there were approximately 280 participants in the Executive Option Schemes.

Options – Options entitle the recipient to purchase Wolseley’s ordinary shares and are evidenced by an option certificate, which includes the number of shares comprised in the option, the exercise price of the option and the date the option was granted to the recipient. Options are personal to the participant and his personal representatives and may not be transferred. No payment is required for the grant of an option.

Exercise price – The exercise price of an option may not be less than the higher of (i) the nominal value of a share; and (ii) for European participants, an amount equal to the middle market quotation of a share on the dealing day immediately preceding the date of grant and for US participants, the dealing day of the date of grant, as derived from The London Stock Exchange Daily Official List.

Performance conditions – The remuneration committee considers annually the levels of option grants, which are phased over time. An option becomes exercisable on the third anniversary of the date of grant, but in respect of options granted after May 31, 1994, it cannot be exercised unless a performance test has been satisfied. Thereafter, it may be exercised at any time until it lapses, 10 years from the date of grant. Options granted between May 1994 and December 1996 may not be exercised unless the growth in earnings per share over a period of three consecutive fiscal years exceeds the growth in the UK Retail Price Index over the same period by at least 6%. Options granted in, and subsequent to, December 1997 may not be exercised unless growth in earnings per share over a period of three consecutive fiscal years exceeds growth in the UK Retail Price Index over the same period by at least 9%. In addition, the number of options exercisable by executive directors in respect of awards made between 1997 and 2002 is determined by the return on capital employed achieved over the same rolling three year period. For options granted in 1997 and 1998, achieving a return on capital employed of 15% per annum will enable 50% of options granted to become exercisable, rising on a sliding scale to 100% for achieving a return on capital employed of 20% or more. With effect from October 1999, the maximum return on capital employed required to permit exercise of 100% of options granted was reduced from 20% to 17.5% and the sliding scale was adjusted accordingly. Options granted in, and subsequent to, November 2003 may not be exercised unless growth in earnings per share over the period of three fiscal years (from the fiscal year

Back to Contents

immediately prior to the grant) exceeds growth in the UK Retail Price Index over the same period by at least 9%. For options so granted in excess of 100% of salary the earnings per share growth has to exceed the growth in the UK Retail Prices Index by at least 12%, rising to 21% for awards greater than 250% of salary. To the extent that the performance condition is not fully met for options granted in November 2003, the satisfaction of the condition will be retested on the fourth anniversary of the award but from the same fixed base with the further requirement that the earnings per share growth has to extend the growth in the UK Retail Prices Index by at least 12%, rising to 28% for awards greater than 250% of salary. Awards made from 2004 will not benefit from any such retest of the satisfaction of the performance condition.

Individual limit – Under the 1984 and 1989 Schemes, the maximum number of shares over which a participant may be granted an option on any date is subject to the limit that the aggregate exercise price of that option, when added to the aggregate exercise prices of shares comprised in any extant options to subscribe for shares granted to the participant within the previous ten years under the Executive Option Schemes and any other employee share option scheme operated by Wolseley (excluding shares which are the subject of options granted under any savings related share option scheme and any shares issued upon the exercise of options), may not exceed four times the participant’s total remuneration for Wolseley’s current or preceding fiscal year (whichever of those years gives the greater amount) or, where the participant did not receive remuneration for the preceding fiscal year, four times his total remuneration for the 12 month period beginning with the first day of the current fiscal year in which the participant received remuneration. The maximum number of shares over which a participant may be granted an option under the 2003 Scheme may not exceed an amount equal to three times base salary for UK based executives and five times base salary for US based executives and in other exceptional circumstances as determined by the remuneration committee.

Exercise of options – Unvested Options may be exercised in whole or in part following the earliest of (i) the expiration of three years from the date of grant of the option subject to the satisfaction of the relevant performance condition; (ii) the participant’s termination of employment by reason of his death, injury or disability (and in the case of the 1984 Executive Share Option Scheme, redundancy and, in the case of options granted under the 2003 Scheme subject to both the satisfaction of the relevant performance condition and to the exercise of a discretion by the remuneration committee); (iii) the participant’s termination of employment for any reason other than death, injury or disability if the Board in its absolute discretion so determines (under the 1984 and 1989 Schemes and, in the case of retirement, awards made under the 2003 Scheme will be exercisable only after the third anniversary of grant and, subject thereto, to the satisfaction of the relevant performance condition.; or (iv) the date the option becomes exercisable upon a change of control of Wolseley or the winding up of Wolseley (save in the case of options granted under the 2003 Scheme where, in addition, the remuneration committee must be satisfied that Wolseley’s performance over the curtailed period justifies vesting). Upon a change of control of Wolseley, and subject to the Companies Act 1985 (the “Companies Act”), the general corporations law of England and Wales, a participant generally may exercise an option at any time within a six month period following the later of the date on which control of Wolseley passes to an acquiror and the date on which the offer to acquire becomes unconditional to exercise any unexercised option then held by the participant. Upon the voluntary winding-up of Wolseley, the participant may exercise an option upon receipt of notice of a meeting to consider such matter. The exercise of vested options under the 1984 and 1989 Schemes is governed by the provisions noted above. The exercise of vested options under the 2003 Scheme must take place within six months of termination of employment for good leavers (or 12 months in the event of death), or within one month of termination of employment for those employees who resign or who are dismissed otherwise than for cause.

Lapse of options – An option lapses under the 1984 and 1989 Schemes (to the extent that it has not been previously exercised) upon the earliest of (i) the expiration of ten years from its date of grant; (ii) the expiration of 12 months from the date of participant’s death; (iii) the expiration of 12 months from the date upon which the participant’s employment terminates by reason of injury or disability (and in the case of the 1984 Scheme, redundancy); (iv) the expiration of 18 months from the date on which the participant retires from employment; (v) the date on which the participant’s employment is otherwise terminated; (vi) upon a change of control of Wolseley, the date that is immediately after the expiration of the applicable six month time period for exercise of options; or (vii) upon the voluntary winding-up of Wolseley, a date that is immediately after the commencement of such winding up of Wolseley. An option lapses under the 2003 Scheme (to the extent that it has not previously been exercised) upon the earliest of (i) the fourth anniversary of grant to the extent that awards granted in November 2003 and June 2004 have not satisfied the performance condition; (ii) the third anniversary of grant to

Back to Contents

the extent that awards granted before November 2004 have not satisfied the performance condition; (iii) six months (or 12 months in the case of death) after termination of employment (or death) to the extent that the award has satisfied the performance condition where termination occurs otherwise than by resignation or dismissal for cause; (iv) one month after termination of employment to the extent that the award has satisfied the performance condition where termination occurs by resignation or dismissal otherwise than for cause; (v) immediately upon termination of employment by reason of death, injury, disability, ill health, expected retirement, redundancy and sale of a Group employing company, unless the remuneration committee otherwise exercises its discretion and, subject thereto, to the satisfaction of the proportionate part of the performance condition as at that time.

Issue of shares – Shares issued and allotted pursuant to the Executive Option Schemes rank in full for all dividends and other distributions paid by reference to a record date falling on or after the date on which the allottee is entered on the register of shareholders of Wolseley and shall in all other respects rank equally with other shares issued by Wolseley of the same class.

Employees Savings Option Schemes

Eligibility – Under the UK Option Scheme, all UK directors and employees of Wolseley with at least six months’ service prior to Wolseley’s results announcement which immediately precedes a grant of options are eligible to participate in the UK Option Scheme. Under the Irish Option Scheme, all Irish directors and employees of Wolseley in service on the date of Wolseley’s annual general meeting immediately preceding a grant of options are eligible to participate in the Irish Option Scheme. The Board has discretion to include other employees. At July 31, 2004, there were approximately 3,900 participants in the Employees Savings Option Schemes.

Options – Options entitle the participant to acquire Wolseley’s ordinary shares. Options will be personal to the participant and his or her personal representatives and may not be transferred or assigned. No payment is required for the grant of an option.

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

Grant of options – Options may be granted with durations of three, five or, for the UK Option Scheme, seven years. Participants choose the duration of their option at the time of grant. It is a condition of granting an option that participants enter into a savings contract with an approved savings institution under which participants save between £10 and £250 per month (for the UK Option Scheme) or €12 and €320 per month (for the Irish Option Scheme), for a three year (36 monthly contributions) or five year (60 monthly contributions) period depending on whether they have chosen a three, five or seven year option. After either 36 or 60 monthly contributions have been made, the three or five year option matures, a bonus is payable and participants may exercise their options and buy Wolseley’s ordinary shares in Wolseley at the exercise price. Participants who choose a seven year option at the time of grant are required to leave their savings accumulated over five years undistributed for another two years, at which time a further bonus is payable and they may exercise their option. Options may be exercised only with the available proceeds of the savings contract together with the applicable bonus. Participants may withdraw from a savings contract at any time (though their options will then lapse) and are not obligated to exercise an option when the contract matures at the relevant bonus date. All savings contracts of any individual which are linked to options are aggregated for the purposes of an overall limit on savings of £250 or €320 per month (as the case may be) per participant. No options may be granted more than 10 years after the first grant of options under the Employees Savings Option Schemes. The UK Option Scheme was extended for ten years in 1991 and approval was further renewed until December 2011 at an Extraordinary General Meeting held on December 14, 2001.

Exercise of options – Upon the maturity of a savings contract, a participant has six months in which to use the savings from the savings contract and the bonus to exercise his option and purchase Wolseley’s ordinary shares at the exercise price. Once six months have passed, the option lapses. In some circumstances, a participant may use his savings and exercise his option before it reaches maturity. These circumstances include (i) the death of a participant; (ii) termination of a participant’s employment by reason of his injury, disability, redundancy or

Back to Contents

retirement (if a participant’s employment terminates other than in these circumstances, his options will lapse upon the date of such termination); (iii) the participant attaining his retirement date but remaining employed thereafter; (iv) a change of control of Wolseley; and (v) the voluntary winding-up of Wolseley.

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

Wolseley Employees International Stock Appreciation Plan (“SAP”)

On September 12, 1997, Wolseley established the SAP for employees who were not eligible to participate in the Employees Savings Option Schemes. Directors were not entitled to participate in the SAP. Participants in the SAP must have been employed by a participating company, as determined by the Board from time to time. Participants were granted awards comprised of units of ordinary shares with a base price per unit not to exceed the greater of (i) a price which is 80% of the middle market quotation for ordinary shares on the date immediately preceding the date of grant as derived from the London Stock Exchange Daily Official List and (ii) the nominal value of an ordinary share.

Upon exercise, participants receive an award in an amount determined by a formula reflecting the value of the ordinary shares on the date of exercise. Awards are automatically exercisable upon the earlier to occur of a specified date during the year that is the fifth year anniversary of the date of grant or a specified date during the year in which there is a change of control of Wolseley or a resolution to wind up Wolseley has been approved. A participant’s awards will lapse upon his termination of employment from a company participating in the SAP. The SAP has now been succeeded by the Wolseley Employee Share Purchase Plan 2001.

At July 31, 2004 there were approximately 2,500 employees participating in the SAP in respect of awards made up to the fiscal year ended July 31, 2001.

Wolseley Employee Share Purchase Plan 2001 (the “Purchase Plan”)

On September 21, 2001, Wolseley established the Purchase Plan in place of the SAP noted above. The Purchase Plan (which is a US Revenue Code 423 Plan) offers to eligible employees of participating companies the opportunity to purchase ordinary shares (which include ADSs evidencing ordinary shares) through share options granted to them under the Purchase Plan. An employee or director of a participating company is eligible to participate in the Purchase Plan if he or she (i) has been employed continuously by a participating company for at least one year, (ii) customarily works more than twenty hours per week for a participating company and (iii) customarily works more than five months in a calendar year for a participating company. Wolseley directors may participate in the Purchase Plan if they satisfy the foregoing requirements.

Eligibility

Eligible employees participate in the Purchase Plan by submitting an enrollment form, which specifies the amount of his or her compensation that will be withheld and accumulated for Purchase Plan purposes. The amount of compensation to be withheld must be at least $25 per month but not more than $400 per month (or such other minimum or maximum amounts as may be established by the Board from time to time). Compensation that is withheld is applied to the purchase of ordinary shares as of the applicable exercise date unless the participant has terminated employment or withdrawn from the Purchase Plan before that date.

Option Price

The option price per share for ordinary shares purchased on the exercise of an option shall not be less than 85% of the Fair Market Value of the ordinary shares on the date of grant (but in all cases must be at least the nominal value of an Ordinary Share). The term ‘Fair Market Value’ means, on any given date, the closing middle market

Back to Contents

quotation of an Ordinary Share as derived from the London Stock Exchange Daily Official List or the primary stock exchange on which the ordinary shares are listed.

A participant may discontinue his or her participation in the Purchase Plan at any time by giving written notice to that effect to the Board at any time prior to the exercise date. The amount credited to a participant’s account will be distributed to the participant upon a withdrawal from the plan.

Grant of Options

The first award was made under the Purchase Plan in March 2002 when options over 530,169 ordinary shares were granted to 3,274 employees at an option price of 597 pence per share. These options vested on April 8, 2003. The second award was made under the Purchase Plan in March 2003 when options over 26,182 ordinary shares were granted to 3,212 employees at an option price of 437.75 pence per share. These options vested on April 16, 2004.

A third award was made in March 2004 at an option price of 698.28p per share. Options to purchase 448,849 ordinary shares were granted to 7,897 employees – 407,131 options over ordinary shares were granted to 6,944 employees based in the US and 41,718 options over ordinary shares were granted to 953 employees based in Canada. The rules of the Purchase Plan were amended during fiscal 2003 to allow participants to ‘top-up’ their contributions to the maximum levels, on a one-time basis. Accordingly, options over ordinary shares to purchase an additional 2,537,991 ordinary shares were awarded in 2004 to allow for this top-up option (1,823,971 in 2003).

Share option information

As at October 29, 2004, there were outstanding options to purchase a total of 2,759,544 ordinary shares that had been granted by Wolseley to its directors and senior management. Details of options outstanding under the Executive Option Schemes and the Employees Savings Option Schemes and of the interests of the directors and senior management in such schemes as of October 29, 2004 are set out below:

Title of plan	Number of ordinary shares issuable upon exercise	Range of exercise prices per ordinary share (pence per share)	Range of expiration dates

Executive Option Schemes	10,276,796	349.75 – 842.00	11/2004 – 11/2013
Employees Savings Option Schemes	6,632,053	251.00 – 698.28	04/2005 – 12/2011

Back to Contents

Executive option schemes

Name of director/senior manager	Exercise price per ordinary share (pence per share)	Options exercisable between	Options at July 31, 2004	Options at October 29, 2004	Options at August 1, 2003 or on appointment

Charles A. Banks(a)	388.75	1997-2004	—	—	16,800
	440.00	1998-2005	—	—	14,500
	483.50	2000-2007	35,000	22,615	35,000
	381.00	2001-2008	25,000	9,235	25,000
	397.00	2002-2009	22,000	22,000	22,000
	349.75	2003-2010	50,000	50,000	50,000
	468.00	2004-2011	400,000	400,000	400,000
	467.00	2004-2011	150,000	150,000	150,000
	543.00	2005-2012	225,000	225,000	225,000
	743.00	2006-2013	263,098	263,098	—

Adrian Barden(a)	433.00	1998-2005	—	—	6,400
	483.50	2000-2007	6,000	6,000	6,000
	381.00	2001-2008	6,000	6,000	6,000
	397.00	2002-2009	8,000	8,000	8,000
	349.75	2003-2010	13,000	13,000	13,000
	467.00	2004-2011	14,000	14,000	14,000
	543.00	2005-2012	20,000	20,000	20,000
	743.00	2006-2013	60,000	60,000	—

Jacques R. Descours(a)	350.25	1996-2003	—	—	7,200
	388.75	1997-2004	8,000	—	8,000
	433.00	1998-2005	8,300	8,300	8,300
	456.50	1999-2006	10,000	10,000	10,000
	483.50	2000-2007	10,000	10,000	10,000
	381.00	2001-2008	25,000	25,000	25,000
	397.00	2002-2009	22,000	22,000	22,000
	349.75	2003-2010	50,000	50,000	50,000
	467.00	2004-2011	50,000	50,000	50,000
	543.00	2005-2012	50,000	50,000	50,000
	743.00	2006-2013	43,000	43,000	—

Fenton N. Hord(a)	388.75	1997-2004	—	—	13,000
	440.00	1998-2005	—	—	13,000
	456.50	1999-2006	10,000	—	10,000
	483.50	2000-2007	10,000	—	10,000
	381.00	2001-2008	10,000	—	10,000
	397.00	2002-2009	12,000	—	12,000
	349.75	2003-2010	50,000	50,000	50,000
	467.00	2004-2011	75,000	75,000	75,000
	543.00	2005-2012	60,000	60,000	60,000
	743.00	2006-2013	65,037	65,037	—

Back to Contents

Name of director/senior manager	Exercise price per ordinary share (pence per share)	Options exercisable between	Options at July 31, 2004	Options at October 31, 2004	Options at August 1, 2003 or on appointment

Claude A. S. Hornsby(a)	388.75	1997-2004	—	—	8,000
	440.00	1998-2005	—	—	8,000
	456.50	1999-2006	—	—	8,000
	483.50	2000-2007	8,000	8,000	8,000
	381.00	2001-2008	8,000	8,000	8,000
	397.00	2002-2009	10,000	10,000	10,000
	349.75	2003-2010	15,000	15,000	15,000
	485.00	2004-2011	100,000	100,000	100,000
	467.00	2004-2011	75,000	75,000	75,000
	543.00	2005-2012	80,000	80,000	80,000
	743.00	2006-2013	101,871	101,871	—

Gérard Legtmann	743.00	2006-2013	161,238	161,238	—

Stephen P. Webster(a)	433.00	1998-2005	16,800	—	16,800
	483.50	2000-2007	30,471	30,471	35,000
	381.00	2001-2008	25,000	25,000	25,000
	397.00	2002-2009	22,000	22,000	22,000
	349.75	2003-2010	50,000	50,000	50,000
	467.00	2004-2011	75,000	75,000	75,000
	543.00	2005-2012	80,000	80,000	80,000
	743.00	2006-2013	90,679	90,679	—

Mark J. White	543.00	2005-2012	20,000	20,000	20,000
	743.00	2006-2013	20,000	20,000	—

Notes:
(a)	The following exercises of options took place during the 2004 fiscal year, and to October 31, 2004:
(i)
by Charles A. Banks of executive share options on July 28, 2004 in respect of 14,500 ordinary shares at a per share option price of 440.00 pence and 16,800 ordinary shares at a per share option price of 388.75 pence (closing middle market price 858 pence) and of executive share options on October 7, 2004 in respect of 12,385 ordinary shares at a per share option price of 483.50 pence and 15,765 ordinary shares at a per share option price of 381.00 pence (closing middle market price 941.50 pence);

(ii)	by Adrian Barden of executive share options on March 31, 2004 in respect of 6,400 ordinary shares at a per share option price of 433.00 pence (closing middle market price 844.5 pence);
(iii)
by Jacques R. Descours of executive share options on October 24, 2003 in respect of 7,200 ordinary shares at a per share option price of 350.25 pence (closing middle market price 723.5 pence) and of executive share options on October 19, 2004 in respect of 8,000 ordinary shares at a per share option price of 388.75 pence (closing middle market price 931.00 pence);

(iv)
by Fenton N. Hord of executive share options on October 2, 2003 in respect of 13,000 ordinary shares at a per share option price of 388.75 pence and 13,000 ordinary shares at a per share option price of 440.00 pence (closing middle market price 693 pence) and of executive share options on October 25, 2004 in respect of 10,000 ordinary shares at a per share option price of 456.50 pence, 10,000 ordinary shares at a per share option price of 483.50 pence, 10,000 ordinary shares at a per share option price of 381.00 pence and 12,000 ordinary shares at a per share option price of 397.00 pence (closing middle market price 913 pence);

(v)
by Claude A. S. Hornsby of executive share options on December 23, 2003 in respect of 8,000 ordinary shares at a per share option price of 456.50 pence, 8,000 ordinary shares at a per share option price of 440.00 pence and 8,000 ordinary shares at a per share option price of 388.75 pence (closing middle market price 857 pence); and

(vi)
by Stephen P. Webster of executive share options on March 30, 2004 in respect of 4,529 ordinary shares at a per share option price of 483.50 pence (closing middle market price 857 pence) and of executive share options on October 7, 2004 in respect of 16,800 ordinary shares at a per share option price of 433.00 pence (closing middle market price 941.50 pence);

(b)
Adrian Barden was appointed to the executive committee with effect from August 1, 2003, and Gerard Legtmann joined the Board on August 15, 2003. Jacques-Régis Descours left the board on October 7, 2004.

(c)	The highest middle-market per share price of Wolseley’s ordinary shares during fiscal year 2004 was 875 pence and the lowest was 649 pence. The year-end price at July 31, 2004 was 855 pence.

Back to Contents

Savings related share option schemes, including stock appreciation plan

Name of Director/Senior Manager	Subscription Price	Options Expire in	Options at July 31, 2004 and October 29, 2004	Options at August 1, 2003

Charles A. Banks	562p	2005	1,690	1,690
	437.75p	2004	—	700
	698.28p	2005	372	—

Adrian Barden	412p	2008	956	956
	336p	2006	2,008	2,008
	562p	2005	608	608
	251p	2003	—	926

Fenton N. Hord	437.75p	2004	—	700
	698.28p	2005	372	—

Claude A. S. Hornsby	437.75p	2004	—	700
	698.28p	2005	372	—

Stephen P. Webster	412p	2006	917	917
	562p	2005	1,014	1,014

Mark J. White	412p	2008	3,986	3,986

Messrs Banks, Hord and Hornsby each exercised options over 607 ordinary shares (a reduction of 93 options over ordinary shares (which lapsed) from the total of options over 700 ordinary shares listed at August 1, 2003 due to exchange rate fluctuations) under the Group’s Purchase Plan, all on April 17, 2004. The closing middle market price on April 17, 2004 was 813.50 pence. Mr Barden exercised options on April 1, 2004 under the UK savings related share option scheme for 926 shares at a per share option price of 251.00 pence. The closing middle market price on April 1, 2004 was 845.5 pence. Mr Descours did not participate in any savings related share option scheme operated by Wolseley.

C. Board Practices

Director Service Agreements

Wolseley is a party to director service agreements with each of the executive directors. The non executive directors do not have service agreements with Wolseley, but their appointments are terminable upon six months’ notice. All current service agreements with the executive directors are subject to 12 months’ notice of termination if given by Wolseley and 6 months’ notice of termination if given by the executive director. There are no provisions in any service agreement for early termination payments. In the event of early termination of any service agreement, the remuneration committee will take a robust view of the mitigation, which should be taken into account when computing any compensation payable.

Wolseley has entered into service agreements with the executive directors (each an “Executive”). A service agreement was entered into with Mr Webster on September 25, 2002. Mr Webster’s agreement provides for his employment as Group Finance Director at a current annual base salary, plus commission or bonus on a basis determined by Wolseley from time to time. Mr Banks’ agreement, entered into on July 9, 2003, provides for his employment as Chief Executive Officer at a current base salary, plus commission or bonus on a basis determined by Wolseley from time to time. Mr Hord’s agreement, entered into on June 27, 2003, provides for his employment as Chief Executive Officer of SBS at a current base salary, plus commission or bonus on a basis determined by Wolseley from time to time, and Mr Hornsby’s agreement, entered into on July 18, 2003, provides for his employment as Chief Executive Officer of Ferguson Enterprises, Inc. at a current base salary, plus commission or bonus on a basis determined by Wolseley from time to time. Mr Descours’ agreement, entered into on October 20, 2003, provides for his employment as Executive Director of Operations and Investments for Wolseley France at a current annual base salary plus commission or bonus on a basis determined by Wolseley from time to time. Mr Legtmann’s agreement, entered into on July 21, 2003, provides for his employment as

Back to Contents

Chief Executive Officer of Wolseley Europe at a current annual base salary plus commission or bonus on a basis determined by Wolseley from time to time.

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

Corporate governance

The Board is committed to high standards of corporate governance throughout the Group. The Board is accountable to Wolseley’s shareholders for good governance, and this statement describes how the Board applies the principles of good governance set out in the Combined Code (as appended to the UK Listing Rules of the Financial Services Authority) and the Revised Combined Code (“Revised Code”) that has applied to Wolseley with effect from August 1, 2004.

The Board has established a number of committees, each of which has formal terms of reference (copies of which for the main committees are available from the Company Secretary and can be found on Wolseley’s website at www.wolseley.com) approved by the Board and complying with the Revised Code to assist in the discharge of its duties. Members of the various committees are referred to in the following paragraphs. John Whybrow ceased to be a member of both the audit and remuneration committees with effect from July 1, 2004. The Company Secretary acts as secretary to all Board committees.

Nominations committee

The nominations committee meets on an as-needed basis and is comprised of Messrs Whybrow (Chairman), Banks, Davis, Duff and Walker. Mr Whybrow would not chair the committee when it considers the appointment of a successor chairman. The nominations committee reviews the structure, size and composition of the Board and its committees and makes recommendations with regard to any changes that are considered necessary, both in the identification and nomination of new directors and the continuation of existing directors in office. The committee retains external search consultants as appropriate. The nominations committee also advises the Board on succession planning for executive Board appointments, although the Board itself is responsible for succession generally. The nominations committee met once during the year, and all members of the committee in office at that time attended the meeting.

Audit committee

The audit committee comprises Messrs Davis, Stein and Murray (who chairs the committee). Mr Whybrow ceased to be a member of the audit committee from July 1, 2004. The audit committee’s membership is reviewed by the nominations committee and by Mr Murray at regular intervals. Members of the committee are appointed by the Board following recommendations by the nominations committee. The audit committee is normally comprised of three independent non executive directors and two members constitute a quorum.

Each member of the audit committee brings relevant financial experience from senior executive levels and is considered to be financially literate under the rules of the NYSE by the Board in its business judgment. The expertise and experience of the members of the audit committee are summarized at “Item 6 – Directors, Senior Management and Employees, Paragraph A – Directors and Senior Management”. The Board considers that each member of the audit committee is independent within the definition set out in the Revised Code and under the standards and rules of the NYSE and the Sarbanes-Oxley Act of 2002 as applicable. Mr Stein, the Audit Committee Financial Expert, is considered to have significant, recent and relevant financial experience and expertise, as he is currently Finance Director of GKN plc.

All members of the committee receive appropriate induction, which is in addition to the induction which all new directors receive and includes an overview of the business, its financial dynamics and risks. Audit committee members are expected to have an understanding of the following areas – the principles of, contents of, and

<<<

Back to Contents

developments in, financial reporting, including the applicable accounting standards and statements of recommended practice; key aspects of the Wolseley’s approach, including corporate policies; company financing; systems of internal control; matters that require the use of judgment in the presentation of accounts and key figures as well as the role of internal and external auditors. Members of the committee undertake ongoing training as required.

The audit committee meets regularly throughout the year and director attendance for each meeting is shown at “Item 6 – Directors, Senior Management and Employees, Paragraph A – Meeting Attendance”. The committee’s agenda is linked to events in Wolseley’s financial calendar. The agenda is mostly cyclical such that the committee Chairman approves the agenda on behalf of all members of the committee; each member of the committee may require reports on matters of interest in addition to the regular items.

The committee invites the Chairman, the Chief Executive, the Group Finance Director, Group Financial Controller and the Head of Internal Audit together with senior representatives of the external auditors to attend each meeting although it reserves part of each meeting for discussions without the invitees being present. Other senior management are invited to present such reports as are required for the committee to discharge its duties. The chairman of the audit committee attends the Annual General Meeting to respond to any shareholder questions that might be raised on the committee’s activities. The remuneration of the members of the audit committee is set out at “Item 6 – Directors, Senior Management and Employees, Paragraph B – Compensation”, and the policy with regard to the remuneration of non executive directors is set out at “Item 6 – Directors, Senior Management and Employees, Paragraph B – Compensation, non executive directors”.

The audit committee is required to assist members of the Board to fulfill their responsibilities related to external financial reporting and associated announcements. During the year, the audit committee reviewed the interim and annual financial statements, together with the associated interim and preliminary announcements made to the London Stock Exchange and the NYSE and Wolseley’s Annual Report on Form 20-F, having received the appropriate information on the accounting principles, policies and practices adopted in the preparation of the accounts; changes proposed to those principles; policies and practices; significant accounting issues; litigation and contingent liabilities and tax matters, including contingencies against tax liabilities together with compliance with statutory tax obligations.

The audit committee is also responsible for the development, implementation and monitoring of Wolseley’s policy on external audit. The audit committee reserves oversight responsibility for monitoring the independence, objectivity and compliance with ethical and regulatory requirements. The audit committee recommends the appointment and reappointment of the Wolseley’s external auditors and reviews the scope, results (including schedules of unadjusted errors and representation letters) and cost effectiveness of the audit as well as the auditors’ remuneration and performance. The committee also ensures that key partners within the external auditors are rotated from time to time in accordance with both UK and US rules. It also monitors the extent of non-audit work which the external auditors can perform, to ensure that the provision of those non-audit services that can be undertaken by the external auditors falls within the agreed policy and does not impair their objectivity or independence. The policy requires pre-confirmation by the committee of any non-audit work subject to de minimis levels. The external auditors provide audit related services such as regulatory and statutory reporting as well as formalities relating to shareholder or other circulars. The external auditors report to the committee any material departures from Group accounting policies and procedures that they identify during the course of their audit work. Within the constraints of applicable US and UK rules, the external auditors undertake due diligence reviews and provide assistance on tax matters given their in-depth knowledge of the Group’s business. The provision of non-audit services within such constraints and the agreed policy is assessed on a case-by-case basis so that the best-placed adviser is retained. During the year the committee reviewed the effectiveness of the external auditors and considered whether the agreed plan had been fulfilled and the reasons for any variation from the plan. The committee also considered the external auditors’ robustness and the degree to which the external auditors were able to assess key accounting and audit judgments and the context of the management letter. The committee also reviewed the terms, areas of responsibility and scope of the audit as set out in the external auditors’ engagement letter; the overall work plan for the forthcoming year, together with the associated fee proposal; any major issues which arose during the course of the audit and their resolution; key accounting and audit judgments; the level of errors identified during the audit; the recommendations made to management by the auditors and management’s response.

Back to Contents

The committee also reviews the Group’s internal audit function and its relationship with the external auditors, including internal audit plans and performance. The committee reviewed the internal audit function’s terms of reference, reporting lines and access to the committee, its plans and its achievements against plans. The committee plans to review the effectiveness of the internal audit function before the end of 2004 by which time it will have been operating for some 18 months. The committee considered the results of the audits undertaken by the internal audit function and considered the adequacy of management’s response to matters raised, including the time taken to resolve any such matters. The committee oversaw the development of the internal audit function during the year and the need to continue to outsource to KPMG LLP some elements of internal audit’s work to assist during the initial phases of developing the function, such as the audit of the treasury department. The committee has also monitored the policy which it approved on the recruitment of staff from both the external auditors and from KPMG LLP.

The committee also reviews, where practicable, all proposed announcements to be made by the Group to the extent that they contain material financial information. It also reviews disclosures made by the Chief Executive and Group Finance Director during the certification process for this report concerning the design and operation of internal controls or material weaknesses in the controls, including any fraud involving management or other employees involved in the Group’s financial controls. The committee monitors and reviews the effectiveness of the Group’s internal control systems, accounting policies and practices, risk management procedures and compliance controls as well as the Group’s statements on internal controls before they are agreed by the Board for each year’s annual report. The Board retains overall responsibility for internal control and the identification and management of business risk.

Wolseley’s whistleblowing policy (which is an extension of the Group-wide Code of Ethics) sets out arrangements for the Company Secretary to receive, in confidence, complaints on accounting, risk issues, internal controls, auditing issues and related matters which would, as appropriate, be reported to the committee. A copy of the Code of Ethics is available on Wolseley’s website at www.wolseley.com as referred to at “Item 16B – Code of Ethics”.

During the year the committee reviewed its terms of reference and its effectiveness, which was achieved through the completion of a questionnaire by its members and the external auditors, the results of which were discussed by members of the committee.

Remuneration committee

The remuneration committee comprises Messrs Davis, Duff and Walker (who chairs the committee), all of whom are independent within the definition set out in the Revised Code. Mr Whybrow ceased to be a member of the committee from July 1, 2004. The remuneration committee met five times during the fiscal year and director attendance for each meeting is shown at “Item 6 – Directors, Senior Management and Employees, Paragraph A – Meetings Attendance”. The remuneration committee is responsible for making recommendations on remuneration to the Board. During the year, the committee reviewed its terms of reference and submitted minor modifications to the Board for its approval. Copies of the revised terms of reference are available from the Company Secretary or on Wolseley’s website at www.wolseley.com. The chairman of the remuneration committee attends the Annual General Meeting to respond to any shareholder questions that might be raised on the committee’s activities.

Executive committee

The executive directors of Wolseley, together with Mr Barden, who has been responsible for Wolseley UK Limited since August 1, 2003, meet at least eight times each financial year, often on the day before formal Board meetings. The executive committee addresses operational business issues and shares best practices, thereby allowing the directors more time at Board meetings to focus on strategy.

Treasury committee

The treasury committee comprises the Chief Executive, the Group Treasurer and the Group Finance Director, who acts as its Chairman. Its role is to consider treasury policy, tax matters and certain transactions on behalf of the Group within a framework delegated by the Board. The treasury committee meets approximately four or five times each fiscal year, as required.

Back to Contents

Internal audit

The discrete internal audit function, which was established within the Group during 2003, continued to expand its scope of work and to recruit further members of staff during the year. The Head of Internal Audit is based at Wolseley’s head office in Theale UK. The internal audit function is involved in the assessment of the quality of risk management and internal control and helps to promote effective risk management within the businesses. Certain internal audit assignments (such as those requiring specialist expertise) continue to be outsourced by the Head of Internal Audit to KPMG LLP as required. The audit committee reviews internal audit reports.

Compliance statement

Wolseley applied the principles set out in section 1 of the Combined Code for the period under review and has, throughout the financial year, complied with the detailed provisions set out therein with the following two exceptions:

–	Following the introduction of a new directors’ bonus scheme with effect from August 1, 2000, the pensionable salary of one executive director includes his bonus capped at a fixed amount.

–	Mr Davis was appointed as the Senior Independent Non Executive Director with effect from July 1, 2004.

Wolseley’s auditors, PricewaterhouseCoopers LLP, are required to review whether the above statement reflects Wolseley’s compliance with the seven provisions of the Combined Code specified for its review by the Listing Rules and to report if it does not reflect such compliance. No such report has been made.

New York Stock Exchange – corporate governance requirements

On August 1, 2002 the Board of the NYSE approved a set of measures to strengthen corporate accountability. On November 4, 2003, the SEC approved the new NYSE rules to strengthen corporate governance standards for listed companies. Whilst Wolseley is not required to comply with these measures, as it is a private foreign issuer, it does comply in all material respects with those standards. Those standards state that companies should have a nominating/corporate governance committee composed entirely of independent directors with written terms of reference, which develops and recommends to the Board a set of corporate governance principles for the Company. Details of Wolseley’s nominations committee are set out at “Item 6 – Directors, Senior Management and Employees, Paragraph C – Board Practices”. The nominations committee does not develop corporate governance principles for the Board to approve. The Board itself approves Wolseley’s overall system of internal controls, governance and authority limits. A majority of the members of the nominations committee are independent non executive directors and all such directors sit on the Board. Wolseley’s practice, in accordance with the UK Companies Act and Combined Code in relation to the appointment and termination of the external auditors, is that a recommendation is made by the audit committee to the Board, which will then make a recommendation to shareholders in general meeting. This differs from the US procedure, whereby the external auditors are accountable to the audit committee, which has the authority to appoint or dismiss the external auditors without reference to the stockholders.

Internal control

In a highly decentralized Group, where local management has considerable autonomy to run and develop their businesses, a well designed system of internal control is necessary to safeguard shareholders’ investment and Wolseley’s assets. The directors acknowledge that they have overall responsibility for the Group’s systems of internal control and for reviewing their effectiveness. In accordance with the guidance set out in the Turnbull Report “Internal Control: Guidance for Directors on the Combined Code”, an ongoing process had been established for identifying, managing and evaluating the risks faced by the Group. This process has been in place for the full financial year and up to the date on which the UK financial statements were approved. The systems are designed to manage rather than eliminate the risk of failure to achieve the Group’s objectives, safeguard the Group’s assets against material loss, fairly report the Group’s performance and position and to ensure compliance with relevant legislation, regulation and best practice including that related to social, environmental and ethical matters. The systems provide reasonable, not absolute, assurance against material misstatement or loss. Such systems are regularly reviewed by the Board to deal with changing circumstances. A summary of the key financial risks inherent in Wolseley’s business is included under “Item 3 – Key Information, paragraph D – Risk Factors Relating to Wolseley’s Industry and Business”. Risk assessment and evaluation is an integral part of the

Back to Contents

annual planning cycle. Each business documents the strategic objectives and the effectiveness of the Group’s systems of internal control. As part of this review, each business area and function has been required to identify and document each significant risk, together with the mitigating actions implemented to manage, monitor and report to management on the effectiveness of these controls. Senior managers are also required to sign bi-annual confirmations of compliance with key procedures and to report any breakdowns in, or exceptions to, these procedures. Summarized results have been presented to senior management and to the audit committee. The Board has reviewed the effectiveness of the Group’s system of internal control for the year under review. A summary of the principal control structures and processes in place across the Group is set out below.

Control structures

Whilst the Board has overall responsibility for the Group’s system of internal control and for reviewing its effectiveness, it has delegated responsibility for the internal control and risk management program to the Group Finance Director. The detailed review of internal control and risk management has been delegated to the audit committee. The management of each Group company is responsible for internal control and risk management within its own business, and for ensuring compliance with the Group’s policies and procedures. Each Group company has appointed a risk director whose primary role in such capacity is to ensure compliance by local management with the Group’s risk management and internal control program. Both the internal and external auditors have reviewed the overall approach adopted by the Group towards its risk management activities so as to reinforce these internal control requirements.

Control processes

The Board reviews its strategic plans and objectives on an annual basis, and approves Group company budgets and strategies in light of these. Control is exercised at both Group and subsidiary Board level through monthly monitoring of performance by comparison to budgets, forecasts and cash targets, and by regular visits to Group companies by the Chief Executive and Group Finance Director. Group companies approve and submit risk reports to the audit committee, summarizing the key risks facing their businesses and the controls in place to manage those risks. These reports, together with reports on internal control and departures, if any, from established Group procedures prepared by the external auditors, are reviewed by the Group Finance Director and the audit committee. Group companies submit annual risk and internal control representation letters to the Group Finance Director on internal control and risk management issues, with comments on the control environment within their operations. The Group Finance Director summarizes the annual risk submissions for the audit committee and the chairman of the audit committee reports to the Board on any matters which have arisen from the committee’s review of the way in which the risk management and internal control processes have been applied.

The Board has formal procedures in place (which were reviewed during the 2004 fiscal year) for the approval of investment and acquisition projects, with designated levels of authority, supported by post-investment review processes for selected acquisitions and major capital expenditure. The Board considers social, environmental and ethical matters in relation to the Group’s businesses and assesses these when reviewing the risks faced by the Group. The Board is conscious of the effect such matters may have on the short- and long-term value of Wolseley. Wolseley’s external auditors and the Head of Internal Audit attend audit committee meetings and receive its papers. The report of the audit committee is set out at “Item 6 – Directors, Senior Management and Employees, Paragraph C – Board Practices, Audit Committee”, and the audit committee members regularly meet the external auditors without the presence of executive management.

Wolseley is required to comply with applicable US regulations, including the Sarbanes-Oxley Act, insofar as they apply to foreign private issuers. Accordingly, Wolseley has established a disclosure committee comprising the Group Chief Executive Officer, the Group Finance Director, the Group Financial Controller and the Company Secretary.

The Group Chief Executive Officer and the Group Finance Director have evaluated the effectiveness of Wolseley’s disclosure controls and procedures (as such term is defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of July 31, 2004. Based on such evaluation, such officers have concluded that, as of that date, Wolseley’s disclosure controls and procedures were effective in ensuring that material information relating to the Group was made known to them during the period

Back to Contents

in which this report was being prepared and alerting them on a timely basis to material information relating to Wolseley (including its consolidated subsidiaries) required to be included in Wolseley’s reports filed or submitted under the Exchange Act. There were no significant changes in Wolseley’s disclosure controls and procedures or in other factors that could significantly affect those controls subsequent to the date that the evaluation was completed.

Certifications by the Group Chief Executive and Group Finance Director as required by the Sarbanes-Oxley Act are submitted as exhibits to this Form 20-F.

D. Employees

As of July 31, 2004, Wolseley had 49,908 employees, including 16,451 employees in North American Plumbing and Heating Distribution, 10,348 employees in US Building Materials Distribution and 23,109 employees in European Distribution.

A small proportion of Wolseley’s employees are covered by collective bargaining or other similar labor agreements. Historically, the effects of collective bargaining and other similar labor agreements on the Group have not been significant. Any inability by Wolseley to negotiate acceptable new contracts with unions could cause strikes or other work stoppages, and new contracts could result in increased operating costs. While there are a few collective bargaining agreements covering Wolseley employees which are in the process of being re-negotiated, the non- renewal of these contracts would not have a material impact on Wolseley’s operations. At this time, Wolseley does not currently anticipate any problems re-negotiating acceptable contracts in these cases.

E. Share Ownership

The following table sets forth information known to Wolseley with respect to the beneficial ownership of Wolseley’s ordinary shares as of October 29, 2004 by each of Wolseley’s executive and non executive directors and members of Wolseley’s senior management in office on such date. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares subject to stock options currently exercisable or exercisable within 60 days are deemed to be outstanding for computing the percentage ownership of the person holding these options and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person. Subject to community property laws where applicable, the persons named in the table have sole voting power and investment power with respect to all ordinary shares shown as beneficially owned by them.

Name	Number of Shares Beneficially Owned at October 29, 2004	Percentage of Shares Outstanding

Charles A. Banks	148,601	*
Adrian Barden	3,893	*
Gareth Davis	6,202	*
Andrew J. Duff	—	n/a
Fenton N. Hord	82,807	*
Claude A.S. Hornsby	25,407	*
Gérard Legtmann	—	n/a
James I. K. Murray	5,000	*
Nigel M. Stein	2,500
Robert M. Walker	2,105	*
Stephen P. Webster	29,870	*
Mark J. White	—	n/a
John W. Whybrow	45,284	*

*	denotes less than 1% of issued share capital of Wolseley.

Back to Contents

As of July 31, 2004, none of the directors had any beneficial interest in the shares of any Wolseley subsidiary. Apart from contracts of employment, none of the persons listed above had a material beneficial interest in any contract of significance to which Wolseley or any of its subsidiaries was a party during the fiscal year ended July 31, 2004. For information regarding option ownership and equity plans, see “Item 6 – Directors, Senior Managers and Employees, Paragraph B – Compensation”.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Wolseley does not presently have any five percent or greater shareholders. Under the Companies Act 1985, holders of voting securities of a listed UK company must notify Wolseley of the level of their holding whenever it reaches, exceeds or falls below specified thresholds. These thresholds are 3% (beneficial) and 10% (non-beneficial) and every one percentage movement in the number of shares held which have voting rights. The following table sets forth, as of October 29, 2004, the number of ordinary shares held by holders of more than 3% and their percentage ownership which have been notified to Wolseley in accordance with the provisions noted above.

Name	%

Fidelity, FMR Corp, Fidelity International Limited, Fidelity Pensions Management Limited	3.94
Sprucegrove Investment Management Limited	3.20
Legal & General Investment Management Limited	3.00
Barclays plc	3.00

None of Wolseley’s major shareholders have voting rights different from any other shareholder.

As of October 29, 2004, Wolseley had a total of 10,483 shareholders who owned a total of 585,835,004 ordinary shares. Of these, 10,280 were registered with addresses in the UK and collectively, these shareholders owned a total of 583,055,761 ordinary shares, representing 99.53% of Wolseley’s outstanding ordinary shares, including those held through ADSs. Wolseley is not directly or indirectly controlled by another corporation, government or by any other legal or natural person.

As of October 29, 2004, 567,048 ordinary shares were held on record in the US, held by 33 record holders and representing less than 0.001% of the total number of ordinary shares outstanding and 20,929 ordinary shares were held on record in Canada by 10 record holders. As of October 29, 2004, ADRs evidencing 1,282,419 ADSs were held by 19 record holders. There may be additional beneficial owners resident in the U.S. that have not been specifically identified.

B. Related Party Transactions

Not applicable.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial information

Wolseley’s financial condition is presented in the Consolidated Financial Statements and related notes filed as part of this Annual Report on Pages F-1 through F-67.

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

Back to Contents

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

B. Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Ordinary Shares Price History

The ordinary shares are listed on the London Stock Exchange and since May 2001 (in the form of ADSs) on the NYSE. The following table sets forth, for the periods indicated, the reported high and low market quotations based on the Daily Official List of the London Stock Exchange for the ordinary shares, and the reported high and low for ADSs quoted on the NYSE.

	London Stock Exchange (Pence per) Ordinary Share				NYSE (US Dollars per) ADS(1)
Period	High		Low		High		Low

	(p	)	(p	)	($	)	($	)
Fiscal year 2000	556.50		270.00		—		—
Fiscal year 2001	546.00		260.00		42.00		26.01
Fiscal year 2002	750.00		370.00		55.40		26.00
Fiscal year 2003
First Quarter	637.00		458.00		48.50		36.00
Second Quarter	558.50		470.00		44.50		39.60
Third Quarter	605.00		449.00		49.10		36.55
Fourth Quarter	706.75		600.00		60.24		48.50

Each ADS represented five Wolseley ordinary shares until February 2, 2004 since when each ADS has represented two ordinary shares.

Fiscal year 2004
First Quarter	754.75	649.00	25.66	21.60
Second Quarter	790.00	709.00	29.44	24.40
Third Quarter	857.00	781.00	32.40	29.00
Fourth Quarter	875.00	781.00	33.45	28.40
May 2004	843.50	781.00	30.95	28.40
June 2004	855.00	817.50	31.80	30.30
July 2004	875.00	823.00	33.45	31.33
August 2004	861.00	822.00	32.30	30.75
September 2004	951.00	859.00	35.13	31.45
October 2004	971.00	913.00	35.35	33.44

(1)
Each ADS represented five Wolseley ordinary shares until February 2, 2004 when the ratio was altered such that each ADS has since that time represented two Wolseley ordinary shares. The market quotations shown in the table above for periods prior to February 2, 2004 have not been adjusted to reflect the current ratio of two ordinary shares per ADS.

Back to Contents

B. Plan of Distribution

Not applicable.

C. Markets

The principal ‘trading market’ for the ordinary shares is the London Stock Exchange. Wolseley’s ADSs, each representing two ordinary shares, are listed on the NYSE under the symbol ‘WOS’. The ADSs are evidenced by ADRs issued by The Bank of New York, as Depositary under the Amended and Restated Deposit Agreement, dated as of February 2, 2004 among Wolseley, the Depositary and the holders from time to time of ADRs (the “Deposit Agreement”).

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

For details on Wolseley’s Memorandum and Articles of Association, please refer to Item 10B of the Annual Report for the fiscal year ended July 31, 2003 as filed with the SEC on November 21, 2003, which section is incorporated herein by reference.

C. Material Contracts

On April 30, 2003, a sale and purchase agreement was entered into between Saprodis S.A.S., Cofiger S.A.S., Pinault-Printemps-Redoute S.A. and Wolseley pursuant to which 99.99% of the outstanding stock of PBM (formerly Pinault Bois et Matériaux S.A.) (“PBM”) was purchased and a copy of which is included in the exhibits to Wolseley’s Annual Report on Form 20-F for 2003. The aggregate value of the transaction was €565 million, including debt of PBM (approximately $660 million using the exchange rate on October 31, 2003) and was completed on July 7, 2003.

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

Back to Contents

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

This discussion only applies to US holders (as defined below) who hold their ADSs or ordinary shares as capital assets and use the US dollar as their functional currency. It does not address the tax treatment of US holders subject to special rules, such as banks or other financial institutions, dealers in securities, insurance companies, traders in securities that mark to market, tax-exempt entities, entities treated as partnerships for US federal income tax purposes or their partners, holders of 10% or more of the voting shares of Wolseley, persons holding their ADSs or ordinary shares as part of a hedging, straddle, conversion or constructive sale transaction, persons subject to the alternative minimum tax and persons who are resident or ordinarily resident in the UK (or who ceased to be so resident on or after March 17, 1998 and thereafter became resident within five years of assessment). The summary also does not discuss the tax consequences under state, local or non-US or non-UK laws.

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

Back to Contents

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

The rules relating to foreign tax credits are extremely complex, and US holders should consult their tax advisors with regard to the availability of any foreign tax credit and application of the foreign tax credit rules to their particular situation.

Dividends and amounts in respect of the Related Tax Credit will be income to a US Holder for US federal income tax purposes but generally will not be eligible for the dividends received deduction allowed to corporate holders. Any dividends paid by Wolseley in pounds sterling are included in the gross income of a US holder as an amount equal to the US dollar value of the dividend at the spot rate of exchange on the date the dividend is includable in the income of the US person, regardless of whether the payment is in fact converted into US dollars. US holders should consult their tax advisors regarding the treatment of any foreign currency gain or loss on any pounds sterling received by the US holder that is not converted into US dollars on the day the pounds sterling are includable in the income of the US holder.

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

Back to Contents

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

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividend payments (or other taxable distributions) and proceeds paid in respect of ADSs or ordinary shares made within the US (and, in certain cases, outside the US) to a non-corporate US person, and ‘backup withholding’ will apply to such payments paid during year if the US holder or beneficial owner fails to provide an accurate taxpayer identification number in the manner required by US law and applicable regulations, if there has been notification from the US Internal Revenue Service of a failure by the holder or beneficial owner to report all interest or dividends required to be shown on its federal income tax returns or, in certain circumstances, if the holder or beneficial owner fails to comply with applicable certification requirements. Certain corporations and persons that are not US persons may be required to establish their exemption from information reporting and backup withholding by certifying their status on the appropriate US Internal Revenue Service forms W-8 or W-8BEN.

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

Stamp Duty and Stamp Duty Reserve Tax (“SDRT”)

UK stamp duty will, subject to certain exceptions, be payable on any instrument transferring ordinary shares to the Custodian of the Depositary at the rate of 1.5% (rounded up to the nearest £5) on the value of such ordinary shares. SDRT will be payable at the rate of 1.5% of the consideration under any agreement to issue or transfer ordinary shares to the Custodian of the Depositary. In accordance with the terms of the Deposit Agreement, any tax or duty payable by the Depositary or the Custodian of the Depositary with respect to any ADSs shall be payable by the owner or beneficial owner of the ADSs.

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

Back to Contents

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

Investors must review the exhibits themselves for a complete description of the document. Investors may review a copy of Wolseley’s filings with the SEC, including exhibits and schedules filed therewith, at the SEC’s public reference facilities at the Headquarters Office, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at the Woolworth Building, 233 Broadway, 16th Floor, New York, New York, 10279 and at the Northwestern Atrium Center, 175W. Jackson Boulevard, Suite 900, Chicago, Illinois, 60604. Investors may also obtain copies of such materials from the Public Reference Section of the SEC, at the Headquarters Office, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Investors may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

Investors may read and copy any reports, statements or other information that Wolseley files with the SEC at the addresses indicated above. These SEC filings are also available to the public from commercial document retrieval services and on the SEC’s website at www.sec.gov.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Treasury Risk Management

Wolseley is exposed to market risks arising from its international operations. The Group has well defined and consistently applied policies for the management of foreign exchange and interest rate exposures. There has been no change since July 31, 2004 in the major financial risks faced by the Group.

The main risks arising from the Group’s financial instruments are interest rate risk, liquidity risk and foreign currency risk. The treasury committee of the Board reviews and agrees policies for managing each of these risks and they are summarized below. These policies are regularly reviewed. The Group’s financial instruments, other than derivatives, comprise borrowings, cash and liquid resources and various items, such as trade debtors and trade creditors that arise directly from its operations. The Group also enters into derivative transactions (principally interest rate swaps and forward foreign currency contracts). The purpose of such transactions is to hedge certain interest rate and currency risks arising from the Group’s operations and its sources of finance. Details of financial instruments are shown in Note 33 of the Consolidated Financial Statements.

Derivatives are also used to a limited extent to hedge movements in the price paid for lumber. These options and futures hedging contracts mature within one year and all are with organized exchanges. The Group’s policy is to

Back to Contents

control credit risk by only entering into financial instruments with authorized counterparties after taking account of their credit rating.

It is, and has been throughout the period under review, the Group’s policy that no trading in financial instruments or speculative transactions be undertaken.

Interest Rate Risk

Wolseley finances its operations and acquisitions through a mixture of retained profits and bank and other borrowings. Wolseley borrows in the desired currencies principally at floating rates of interest and then uses interest rate swaps to generate the desired interest rate profile so managing the Group’s exposure to interest rate fluctuations. At July 31, 2004 approximately £507.1 million of Wolseley’s net borrowings were at fixed rates for one year or more after taking account of swaps. Wolseley reviews deposits and borrowings by currency at treasury committee and Board meetings. The treasury committee gives prior approval to any variations from floating rate arrangements. On the basis of Wolseley’s analysis it is estimated that the maximum effect of a rise of one percentage point in the principal interest rates on Wolseley’s continuing businesses would result in an increase in the interest charge of approximately £4.3 million.

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

Wolseley’s principal source of funds is committed bank debt. A mix of term loans and revolving credit facilities are used to obtain the desired currency and maturity profile. During the year, the Group has entered into 14 new bilateral facilities; seven of which were denominated in Euros and six of which were denominated in US dollars, the remaining facility being sterling denominated; at the fiscal year-end exchange rates, the sterling value of these facilities was sterling £348 million. In addition, SBS entered into a syndicated loan with four banks for US$400 million, the principal purpose of which is to finance SBS’s construction loan receivables. This approach has enabled Wolseley to adjust its funding profile to match more precisely its investment profile and strengthen its relationships with its core banks.

The year-end maturity profile of Wolseley’s centrally managed facilities at July 31, 2004 was as follows:

Maturity Date	Facility amount £m

Less than 1 year	579
1-2 years	28
2-3 years	400
3-4 years	330
4-5 years	66
5-6 years	59

Total	1,462

As at the year-end, undrawn committed facilities are as follows:

£m

Less than 1 year	200
1-2 years	Nil
Over 2 years	58

Back to Contents

Foreign Currency Risk

Wolseley has significant overseas businesses whose revenues are mainly denominated in the currencies of the countries in which the operations are located. Approximately 54% of the Group’s sales during fiscal year 2004 were in US dollars. Wolseley does not have significant foreign currency cash flows arising from transactions. However, those that do arise are generally hedged with either forward contracts or currency options. Wolseley does not normally hedge profit translation exposure since such hedges have only temporary effect. Most of the foreign currency earnings generated by Wolseley’s overseas operations are reinvested in the business to fund growth in those territories. Wolseley’s policy is to maintain the majority of its debt in the currencies of its operating companies as this hedges both the net assets and cash flows of the Group.

Details of average exchange rates used in the translation of overseas earnings, and of year end exchange rates used in the translation of overseas balance sheets, for the principal currencies used by the Group are shown in Note 31 of the Consolidated Financial Statements. The net effect of currency translation during fiscal year 2004 was to decrease turnover by £400.1 million and to reduce trading profit by £21.5 million (4.5%).

These currency effects reflect a movement during the 2004 fiscal year of the average pound sterling exchange rate against each of the major currencies with which the Group is involved as follows:

(Strengthening)/ Weakening of sterling %

US Dollar	(9.0)
Euro	2.8

Similarly, it is estimated that a strengthening of sterling by 10% against all the currencies in which Wolseley does business would reduce profit before tax for fiscal year 2004 by approximately £44.1 million (7.9%) due to currency translation.

Commodity Risk

Wolseley’s operating performance is affected by price fluctuations in stainless steel, nickel alloy, copper, aluminum, plastic, lumber and other commodities. Wolseley seeks to minimize the effects of changing prices through economies of purchasing and inventory management resulting in cost reductions and productivity improvements as well as price increases to maintain reasonable profit margins. With the exception of lumber futures held to hedge future sales commitments, no trading instruments are held in respect of these commodities. At July 31, 2004, the Group held lumber futures contracts with a principal value of $200,000.

As discussed above, Wolseley’s results of operations were both favorably and unfavorably impacted by increases and decreases in the pricing of certain commodity-based products. Such commodity price fluctuations have from time to time have had a significant effect on Wolseley’s financial performance and could continue to do so in the future.

Fair Value of Financial Instruments

As set out in Note 33 of the Consolidated Financial Statements, there is no significant difference between the book value and fair value of Wolseley’s financial instruments as at July 31, 2004.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN ORDINARY SHARES

Not applicable.

Back to Contents

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Details of the internal controls and procedures in place are set out at “Item 6C – Directors, Senior Management and Employees – Board Practices”, which also sets out the conclusions of Wolseley’s Chief Executive Officer and Group Financial Director about the effectiveness of the Group’s disclosure controls and procedures based on their evaluation as of the end of the period covered in this Annual Report. There were no significant changes to Wolseley’s disclosure controls and procedures or in other factors that could significantly affect those controls subsequent to the date of their evaluation was completed.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Details of the audit committee and of Mr Stein, the Audit Committee Financial Expert, are set out at “Item 6C – Directors, Senior Management and Employees – Board Practices”.

ITEM 16B. CODE OF ETHICS

Details of the matters related to the Group wide code of ethics and the additions thereto approved by the audit committee to create a confidential and anonymous process for dealing with submissions by employees and others of any concerns or complaints received by the Group regarding, inter alia, accounts, internal accounting or auditing matters, are set out at “Item 6C – Directors, Senior Management and Employees – Board Practices”. Wolseley will provide to any person without charge upon request a copy of the Code of Ethics and additional disclosures policy. Requests should be made to the Group Company Secretary and Counsel at the address set out on page 1 of this report or by facsimile to 011 44 118 929 8701 or by e-mail to mark.white@wolseley.com.

No amendment to or waiver from the Code of Ethics has been made since its introduction to the Chief Executive Officer, Group Financial Director, principal accounting officer or controller or persons performing similar functions.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Details of the aggregate fees billed for each of the last two fiscal years for professional services rendered by the principal accountant, PricewaterhouseCoopers LLP (and its predecessor firm PricewaterhouseCoopers), for the audit of the Group’s annual financial statements are set out at “Item 18 – Financial Statements” and Note 4 Amounts Charged in arriving at operating profit on Page F-13 of the Consolidated Financial Statements. Details are also disclosed in such note of audit related fees, tax fees and all other fees for such fiscal years together with a description of the nature of the services comprising such fees.

The audit committee’s pre-approval policy and procedure is incorporated herein by reference to Exhibit 11.3 to the Annual Report for the fiscal year 2003, filed with the SEC on November 21, 2003.

Back to Contents

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The Consolidated Financial Statements and notes thereto as required by Item 18 are attached hereto and found immediately after the text of this Annual Report.

Back to Contents

ITEM 19. EXHIBITS

Exhibit No.	Description

1.1	Memorandum and Articles of Association of Wolseley plc.*
2.1	Form of Deposit Agreement between Wolseley plc and The Bank of New York, as Depositary.*
4.1	Service Agreement dated September 25, 2002 between Stephen P. Webster and Wolseley plc.**
4.2	Agreement dated April 30, 2003 between Saprodis S.A.S. (1), Cofiger S.A.S. (2), Pinault-Printemps Redoute S.A.(3) and Wolseley plc (4) for the acquisition of Pinault Bois et Matériaux S.A.***
4.3	Service Agreement dated June 27, 2003 between Fenton Norton Hord and Wolseley plc.***
4.4	Service Agreement dated July 9, 2003 between Charles Augustus Banks and Wolseley plc.***
4.5	Service Agreement dated July 18, 2003 between Claude A. Swanson Hornsby III and Wolseley plc.***
4.6	Service Agreement dated July 21, 2003 between Gérard Legtmann and Wolseley plc.***
4.7	Service Agreement dated June 6, 2003 between Adrian Barden and Wolseley plc.***
4.8	Engagement Letter dated September 2, 2002 between John Whybrow and Wolseley plc.***
4.9	Engagement Letter dated October 15, 2002 between Robert Walker and Wolseley plc.***
4.10	Engagement Letter dated November 12, 2002 between John Allan and Wolseley plc.***
4.11	Engagement Letter dated October 18, 2002 between James Murray and Wolseley plc.***
4.12	Engagement Letter dated June 16, 2003 between Gareth Davis and Wolseley plc.***
4.13	Rules of the Wolseley plc 2002 Long Term Incentive Scheme.***
4.14	Deed of Variation to Service Agreement dated July 29, 2003, between Wolseley plc and Charles A. Banks.***
4.15	Deed of Variation to Service Agreement dated July 30, 2003, between Wolseley plc and Stephen P. Webster.***
4.16	Deed of Variation to Service Agreement dated August 11, 2003, between Wolseley plc and Fenton N. Hord.***
4.17	Deed of Variation to Service Agreement dated September 12, 2003, between Wolseley plc and Gérard Legtmann.***
4.18	Service Agreement dated October 20, 2003 between Jacques Régis-Descours and Wolseley Centers France.****
4.19	Rules of the Wolseley Share Option Plan 2003.****
4.20	Engagement Letter dated October 17, 2003 between Nigel Stein and Wolseley plc.****
4.21	Engagement Letter dated June 25, 2004 between Andrew J. Duff and Wolseley plc.****
8.1	List of Subsidiaries – Amended****
8.2	Principal Subsidiary Trade Names – Amended****
10.1	PricewaterhouseCoopers LLP consent, dated November 19, 2004.
11.1	Group Code of Ethics***
11.2	Group Whistleblowing Policy***
11.3	Pre-approval policy and procedures for the provision of non-audit services by the Auditors.***
12.1	Certification by Charles A Banks****
12.2	Certification by Stephen P Webster****
13.1	Certification by Group Chief Executive and Group Finance Director ****

*	incorporated by reference to Wolseley’s Registration Statement on Form 20-F (No. 1-15186).
**	incorporated by reference to Wolseley’s Annual Report on Form 20-F for fiscal year 2002 (No. 1-15186).
***	incorporated by reference to Wolseley’s Annual Report on Form 20-F for fiscal year 2003 (No. 1-15186).
****	filed with the Securities and Exchange Commission, as exhibits to this Form 20-F but not reproduced in the printed version of the Annual Report.

Back to Contents

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

WOLSELEY plc

By: /s/ Mark J. White

Mark J. White
Group Company Secretary and Counsel

Date: November 18, 2004

Back to Index

WOLSELEY plc

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Back to Index

WOLSELEY plc

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Wolseley plc

In our opinion, the accompanying consolidated profit and loss accounts and the related consolidated balance sheets, statements of cash flows, statements of total recognised gains and losses and reconciliation of equity shareholders’ funds present fairly, in all material respects, the financial position of Wolseley plc and its subsidiaries at July 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended July 31, 2004, in conformity with accounting principles generally accepted in the United Kingdom. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 41 to the consolidated financial statements.

PricewaterhouseCoopers LLP
Birmingham, United Kingdom
September 27, 2004

Back to Index

WOLSELEY plc

Consolidated profit and loss account Year ended July 31

		2004		2003		2002
	Notes	£m		£m		£m

Turnover	2
Continuing operations		9,956.1		8,221.0		7,967.6
Acquisitions		172.0		—		—

		10,128.1		8,221.0		7,967.6
Operating profit
Continuing operations		573.4		443.0		437.2
Acquisitions		6.8		—		—

	2, 3 & 4	580.2		443.0		437.2

Profit on ordinary activities before interest		580.2		443.0		437.2
Net interest payable	5	(21.1)		(17.0)		(26.5)

Profit on ordinary activities before tax		559.1		426.0		410.7

Taxation	6
Current tax charge		(153.0)		(118.0)		(108.1)
Deferred tax charge		(9.1)		(9.6)		(14.4)

		(162.1)		(127.6)		(122.5)

Profit on ordinary activities after tax		397.0		298.4		288.2

Profit for the year attributable to ordinary shareholders		397.0		298.4		288.2
Dividends	7	(139.1)		(123.1)		(109.2)

Profit retained		257.9		175.3		179.0

Earnings per share	8
Basic earnings per share		68.15	p	51.53	p	49.96	p

Diluted earnings per share		67.36	p	51.12	p	49.46	p

Back to Index

WOLSELEY plc

Consolidated balance sheet As of July 31

		2004	2003
	Notes	£m	£m

Fixed assets
Intangible assets	10	665.9	686.8
Tangible assets	11	716.9	716.6
Investments	12	2.1	0.2

		1,384.9	1,403.6
Current assets
Stocks	13	1,501.8	1,303.5
Debtors and property awaiting disposal	14	1,964.5	1,780.3
Construction loans receivable (secured)	15	187.7	176.2
Investments	16	6.2	6.9
Cash at bank, in hand and on deposit		291.3	215.9

		3,951.5	3,482.8
Creditors: amounts falling due within one year
Short term borrowings	17	384.0	207.0
Construction loans borrowings (unsecured)	15	187.7	176.1
Other creditors	18	1,851.2	1,742.7

		2,422.9	2,125.8

Net current assets		1,528.6	1,357.0

Total assets less current liabilities		2,913.5	2,760.6
Creditors: amounts falling due after one year
Borrowings	19	854.9	842.5
Provisions for liabilities and charges	20	156.7	143.9

		1,011.6	986.4

		1,901.9	1,774.2

Capital and reserves
Called up share capital	21	146.3	145.2
Share premium account	22	199.9	177.8
Profit and loss account	22	1,555.7	1,451.2

Shareholders’ funds		1,901.9	1,774.2

Back to Index

WOLSELEY plc

Consolidated cash flow statement Year ended July 31

		2004	2003	2002
	Notes	£m	£m	£m

Net cash inflow from operating activities	27	325.2	607.7	584.1
Net cash outflow from returns on investments and servicing of finance	28	(13.4)	(24.8)	(22.5)
Tax paid		(128.1)	(108.1)	(119.6)
Capital expenditure	28	(135.6)	(108.2)	(96.8)
Acquisitions	25	(123.5)	(507.2)	(169.9)
Disposals	26	—	3.0	8.2
Equity dividends paid		(136.0)	(113.0)	(100.1)

Cash (outflow)/inflow before use of liquid resources and financing		(211.4)	(250.6)	83.4
Management of liquid resources	28	(31.1)	31.8	1.4
Financing	28	111.9	314.8	(98.8)

(Decrease)/increase in cash in period		(130.6)	96.0	(14.0)

Reconciliation of net cash flow to movement in net debt	29
(Decrease)/increase in cash in period		(130.6)	96.0	(14.0)
Cash flow from (increase)/decrease in debt and lease financing		(94.9)	(305.4)	106.4
Cash flow from increase/(decrease) in liquid resources		31.1	(31.8)	(1.4)

Change in net debt resulting from cash flows		(194.4)	(241.2)	91.0
New finance leases		(5.3)	—	(2.6)
Finance leases acquired with subsidiaries		—	(20.6)	—
Translation difference		85.0	(19.3)	59.7

Movement in net debt in period		(114.7)	(281.1)	148.1
Opening net debt		(826.7)	(545.6)	(693.7)

Closing net debt		(941.4)	(826.7)	(545.6)

Back to Index

WOLSELEY plc

Statement of total recognized gains and losses Year ended July 31
	2004	2003	2002
	£m	£m	£m

Profit for the financial year	397.0	298.4	288.2
Currency translation differences	(147.2)	(10.4)	(84.3)

Total recognized gains and losses for the financial year	249.8	288.0	203.9

Reconciliation of movements in equity shareholders’ funds Year ended July 31
	2004	2003	2002
	£m	£m	£m

Profit for the financial year	397.0	298.4	288.2
Dividends	(139.1)	(123.1)	(109.2)
Currency translation differences	(147.2)	(10.4)	(84.3)
New share capital subscribed	17.0	9.4	7.6
Goodwill written back on disposals	—	—	1.2

Net additions to shareholders’ funds	127.7	174.3	103.5
Opening shareholders’ funds	1,774.2	1,599.9	1,496.4

Closing shareholders’ funds	1,901.9	1,774.2	1,599.9

Back to Index

WOLSELEY plc

Notes to the consolidated financial statements Year ended July 31, 2004

1.	Accounting Policies

Basis of Accounting

These consolidated financial statements are prepared under the historical cost convention and in accordance with applicable UK accounting standards.

Basis of Consolidation

The Group accounts include the results of the parent company and its subsidiary undertakings drawn up to July 31, 2004.

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

The net assets of businesses acquired are incorporated in the consolidated accounts at their fair value to the group. Fair value adjustments principally relate to adjustments necessary to bring the accounting policies of acquired businesses into line with those of the Group but may also include other adjustments necessary to restate assets and liabilities at their fair values at the date of acquisition. All businesses acquired are consolidated using the acquisition method of accounting.

Back to Index

WOLSELEY plc

Notes to the consolidated financial statements (continued) Year ended July 31, 2004

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

Costs in Respect of Computer Systems.

Costs in respect of developing and implementing significant computer systems are capitalized and amortized over their estimated useful lives of typically 3 to 5 years. Costs include: computer and network hardware; software licences; consulting costs attributable to the development, design and implementation of the system and internal costs directly attributable to the development, design and implementation of the system. Costs in respect of training and data conversion are expensed as incurred.

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

Back to Index

WOLSELEY plc

Notes to the consolidated financial statements (continued) Year ended July 31, 2004

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

Analysis of change in sales

	2003	Exchange	New acquisitions 2004	Increment on 2003 acquisitions	Organic change	Organic change	2004
	£m	£m	£m	£m	£m	%	£m

European Distribution	2,956.7	30.3	70.0	1,023.0	168.0	5.6	4,248.0
North American Plumbing and Heating Distribution	3,551.5	(276.8)	55.3	54.1	452.3	13.8	3,836.4
US Building Materials Distribution	1,712.8	(153.6)	46.7	34.9	402.9	25.8	2,043.7

	8,221.0	(400.1)	172.0	1,112.0	1,023.2	13.1	10,128.1

Back to Index

WOLSELEY plc

Notes to the consolidated financial statements (continued) Year ended July 31, 2004

Analysis of change in sales

	2002	Exchange	New acquisitions 2003	Increment on 2002 acquisitions	Organic change	Organic change	2003
	£m	£m	£m	£m	£m	%	£m

European Distribution	2,517.5	62.1	121.5	136.6	119.0	4.6	2,956.7
North American Plumbing and Heating Distribution	3,592.4	(294.9)	21.5	198.9	33.6	1.0	3,551.5
US Building Materials Distribution	1,857.7	(161.0)	55.1	14.9	(53.9)	(3.2)	1,712.8

	7,967.6	(393.8)	198.1	350.4	98.7	1.3	8,221.0

Analysis of change in operating profit before goodwill amortization

	2003	Exchange	New acquisitions 2004	Increment on 2003 acquisitions	Organic change	Organic change	2004
	£m	£m	£m	£m	£m	%	£m

European Distribution	193.2	1.6	2.2	56.2	10.0	5.1	263.2
North American Plumbing and Heating Distribution	202.2	(15.9)	2.0	3.2	60.5	32.5	252.0
US Building Materials Distribution	77.5	(7.2)	4.1	1.4	28.2	40.1	104.0

Operating profit before goodwill amortization	472.9	(21.5)	8.3	60.8	98.7	21.9	619.2

Goodwill amortization	(29.9)						(39.0)

Operating profit	443.0						580.2

Goodwill amortization attributable to each segment was: European Distribution, £20.2 million; North American Plumbing and Heating Distribution, £11.9 million; US Building Materials Distribution, £6.9 million.

Back to Index

WOLSELEY plc

Notes to the consolidated financial statements (continued)

Year ended July 31, 2004

Analysis of change in operating profit before goodwill amortization

	2002	Exchange	New acquisitions 2003	Increment on 2002 acquisitions	Organic change	Organic change	2003
	£m	£m	£m	£m	£m	%	£m

European Distribution	171.4	3.2	6.3	5.3	7.0	4.0	193.2
North American Plumbing and Heating Distribution	200.7	(16.6)	1.0	16.3	0.8	0.4	202.2
US Building Materials Distribution	91.8	(8.3)	5.9	0.2	(12.1)	(14.5)	77.5

Operating profit before goodwill amortization	463.9	(21.7)	13.2	21.8	(4.3)	(1.0)	472.9

Goodwill amortization	(26.7)						(29.9)

Operating profit	437.2						443.0

Goodwill amortization attributable to each segment was: European Distribution, £11.2 million; North American Plumbing and Heating Distribution, £11.9 million; US Building Materials Distribution, £6.8 million.

By class of business	Turnover			Operating Profit			Net Assets
	2004	2003	2002	2004	2003	2002	2004	2003	2002
	£m	£m	£m	£m	£m	£m	£m	£m	£m

European Distribution	4,248.0	2,956.7	2,517.5	242.9	182.0	162.1	1,190.2	1,206.4	771.0
North American Plumbing and Heating Distribution	3,836.4	3,551.5	3,592.4	240.1	190.3	190.1	1,147.0	997.8	981.5
US Building Materials Distribution	2,043.7	1,712.8	1,857.7	97.2	70.7	85.0	591.3	524.3	552.5
Parent and others	—	—	—	—	—	—	6.3	(37.3)	(79.2)

	10,128.1	8,221.0	7,967.6	580.2	443.0	437.2	2,934.8	2,691.2	2,225.8

Net assets are defined as fixed assets plus net current assets, less provisions for liabilities and charges but excluding investments, cash, borrowings and dividends payable. The segmental operating profits are stated after the allocation of central costs and charges, in proportion to divisional sales.

Back to Index

WOLSELEY plc

Notes to the consolidated financial statements (continued)

Year ended July 31, 2004

Turnover by geographical origin and destination, and fixed assets by geographical location.

	Turnover			Fixed Assets
	2004	2003	2002	2004	2003	2002
	£m	£m	£m	£m	£m	£m

United States	5,434.4	4,868.1	5,089.3	315.8	336.0	335.2
Canada	445.7	396.4	360.8	18.8	18.8	15.4
United Kingdom	2,021.7	1,819.7	1,623.7	187.7	173.2	152.7
France	1,621.5	658.3	544.4	150.3	147.2	39.3
Rest of World	604.8	478.5	349.4	44.3	41.4	39.4

	10,128.1	8,221.0	7,967.6	716.9	716.6	582.0

Turnover by geographical origin and destination are not materially different. In addition, turnover between business and geographical segments is not material.

3.	Operating Profit

	Continuing
	operations	Acquisitions	Total 2004	2003	2002
	£m	£m	£m	£m	£m

Turnover	9,956.1	172.0	10,128.1	8,221.0	7,967.6
Cost of Sales	(7,219.0)	(118.2)	(7,337.2)	(5,993.6)	(5,840.7)

Gross Profit	2,737.1	53.8	2,790.9	2,227.4	2,126.9
Distribution Costs	(1,677.1)	(18.3)	(1,695.4)	(1,509.2)	(1,472.4)
Administrative expenses	(501.5)	(28.7)	(530.2)	(302.1)	(246.4)
Other operating income	14.9	—	14.9	26.9	29.1

	573.4	6.8	580.2	443.0	437.2

Back to Index

WOLSELEY plc

Notes to the consolidated financial statements (continued)

Year ended July 31, 2004

4.	Amounts charged in arriving at operating profit

	2004	2003	2002
	£m	£m	£m

Operating lease rentals:
– Plant and machinery	8.2	7.8	6.2
– Other operating leases	102.9	98.8	100.2
Depreciation (including profit/loss on disposal of fixed assets)	102.0	89.1	88.3
Depreciation on finance lease assets	5.9	4.0	4.2
Staff costs (Note 9)	1,332.1	1,087.4	1,034.5
Goodwill amortization (Note 10)	39.0	29.9	26.7

Amounts payable to the auditors:
Audit fees
– Company	0.1	0.1	0.1
– rest of Group	2.0	1.7	1.5
Taxation
– UK	2.2	1.5	2.0
– Overseas	0.4	0.2	0.1
Audit Related
– UK	0.1	0.3	0.5
– Overseas	0.1	0.4	0.4
Other services
– UK	0.3	—	0.1
– Overseas	0.4	0.3	0.2

Total fees payable to the auditors	5.6	4.5	4.9

5.	Net interest payable

	2004	2003	2002
	£m	£m	£m

Interest receivable	(26.4)	(19.2)	(44.1)
Interest payable and similar charges
– Bank loans and overdrafts	47.3	35.9	63.6
– Other loans	—	0.1	6.3
– Finance lease charges	0.2	0.2	0.7

	21.1	17.0	26.5

Net interest receivable on construction loans amounted to £8.7 million (2003: £8.3 million; 2002 £9.1 million).

Back to Index

WOLSELEY plc

Notes to the consolidated financial statements (continued)

Year ended July 31, 2004

6. Taxation

The corporate tax rates applicable in the countries in which the Group principally operates are:

UK	30.0% (2003: 30.0%; 2002: 30.0%)

France	34.33% (2003: 35.43%; 2002: 35.43%)

US	35.0% federal tax (2003: 35.0%; 2002: 35.0%) plus appropriate rates of state tax

The following table analyses profit on ordinary activities before tax:

	2004	2003	2002
	£m	£m	£m

United Kingdom	160.6	98.4	76.5
Overseas	398.5	327.6	334.2

Total profit on ordinary activities before tax	559.1	426.0	410.7

	2004	2003	2002
	£m	£m	£m

The tax charge for the year comprises:
UK current year tax charge	191.3	39.3	29.0
– Less: double tax relief	(161.6)	(9.2)	(0.3)

	29.7	30.1	28.7
– UK prior year	(2.2)	1.2	—

Total UK tax charge	27.5	31.3	28.7
Overseas current year tax charge	125.6	83.8	89.5
Overseas prior year	(0.1)	2.9	(10.1)

Total overseas tax charge	125.5	86.7	79.4

Total current tax	153.0	118.0	108.1
Deferred tax charge origination and reversal of timing differences	9.1	9.6	14.4

Total tax charge	162.1	127.6	122.5

Back to Index

WOLSELEY plc

Notes to the consolidated financial statements (continued)

Year ended July 31, 2004

	2004	2003	2002
	%	%	%

Tax reconciliation:
Average UK corporation tax rate	30	30	30
Prior year amounts	—	1	(1)
Non deductible and non-taxable items	(5)	(4)	(4)
Deferred tax-origination and reversal of timing differences	(3)	(4)	(4)
Higher average tax rates in overseas companies	5	4	5

Effective current tax rate on profit on ordinary activities before tax	27	27	26

Deferred Tax	2004	2003
	£m	£m

The elements of deferred tax are as follows:
Accelerated capital allowances	2.7	0.5
Other timing differences	(5.7)	(13.7)

Deferred tax asset	(3.0)	(13.2)

The movements in the deferred tax balance were as follows:
Asset at beginning of year	(13.2)	0.4
Amount charged to profit and loss account	9.1	9.6
Acquisitions	1.7	(17.7)
Transfers	(0.1)	(4.0)
Exchange	(0.5)	(1.5)

Asset at end of year	(3.0)	(13.2)

The closing balance is made up of:
Deferred tax asset	(34.0)	(35.9)
Deferred tax liability	31.0	22.7

	(3.0)	(13.2)

There are other deferred tax assets in relation to tax losses totalling £31.4m (2003: £0.1m) that have not been recognized on the basis that their future economic benefit is uncertain.

No provision has been made for deferred tax on gains recognized on revaluing property to its market value or on the sale of properties where potentially taxable gains have been rolled over into replacement assets. Such tax would become payable only if the property were sold without it being possible to claim rollover relief. The total amount unprovided for is £16.8 million (2003: £20.7 million). At present, it is not anticipated that any such tax on gains will become payable in the foreseeable future.

Back to Index

WOLSELEY plc

Notes to the consolidated financial statements (continued) Year ended July 31, 2004

7.	Dividends

		2004	2003	2002
		£m	£m	£m

Interim paid	7.80p per share (2003: 5.60p; 2002: 5.00p)	45.5	32.6	28.9
Final proposed	16.00p per share (2003: 15.60p; 2002: 13.90p)	93.6	90.5	80.3

Total	23.80p per share (2003: 21.20p; 2002: 18.90p)	139.1	123.1	109.2

8.	Earnings per share

Basic earnings per share of 68.15 pence (2003: 51.53 pence) is calculated on the profit of £397.0 million (2003: £298.4 million) accruing to ordinary share capital and on a weighted average number of ordinary shares in issue during the year of 582.6 million (2003: 579.1 million). The impact of all potentially dilutive share options on earnings per share would be to increase the weighted average number of shares in issue to 589.4 million and to reduce basic earnings per share to 67.36 pence. The earnings per share before goodwill amortization of 74.84 pence (2003: 56.69 pence) is calculated on the profit of £436.0 million (2003: £328.3 million) accruing to ordinary share capital.

9.	Employee information

	2004	2003	2002
Employment costs	£m	£m	£m

Wages and salaries	1,107.8	941.0	896.8
Social security costs	188.9	118.0	113.5
Other pension costs (Note 34)	35.4	28.4	24.2

	1,332.1	1,087.4	1,034.5

Average weekly number of employees	2004	2003	2002

European Distribution	23,153	15,829	14,063
North American Plumbing and Heating Distribution	15,646	14,427	13,786
US Building Materials Distribution	9,580	9,043	9,287

	48,379	39,299	37,136

Back to Index

WOLSELEY plc

Notes to the consolidated financial statements (continued) Year ended July 31, 2004

10.	Intangible fixed assets

	2004	2003
The Group	£m	£m

Goodwill cost
At August 1	778.3	563.9
Additions	63.2	205.6
Disposals	—	(0.9)
Revisions to prior year	4.2	5.8
Exchange rate adjustment	(56.2)	3.9

At July 31	789.5	778.3

Goodwill amortization
At August 1	91.5	61.2
Charge for the year	39.0	29.9
Exchange rate adjustment	(6.9)	0.4

At July 31	123.6	91.5

Net book value at July 31	665.9	686.8

PBM was acquired in July 2003, and the accounts for the year ended 31 July 2003 included a provisional estimate of £132.1 million for the goodwill arising on the transaction. During the current year the review of the fair values of assets and liabilities acquired has been completed, and the estimated fair value of assets acquired of £51.8 million has been revised upwards by £6.6 million, principally in respect of the value of leasehold properties. Final adjustments gave rise to additional consideration of £0.7 million. Goodwill arising in respect of this acquisition has accordingly been reduced by £5.9 million to £126.2 million.

Bathstore.com Limited was acquired in June 2003. The ultimate consideration payable in respect of this acquisition is dependent in part on the subsequent profitability of the business. As a result of its performance in the current year, the estimated consideration payable, and consequently goodwill arising, in respect of this acquisition has been increased by £8.8 million, of which £8.5 million is included in deferred consideration.

In respect of other acquisitions made during fiscal 2003, final adjustments have given rise to an additional £0.6 million of consideration, and the estimated fair value of assets and liabilities acquired has reduced by £0.7 million. Goodwill in respect of these acquisitions has accordingly been increased by £1.3 million.

Completion during the fiscal year 2003 of opening balance sheet reviews of a further three acquisitions made in fiscal 2002 increased purchased goodwill by £5.8 million. Adjustments arose from the subsequent review of the valuation of properties of £5.4 million and the value of stocks and debtors acquired. The revised goodwill on acquisitions made in 2002 is £88.1 million.

Back to Index

WOLSELEY plc

Notes to the consolidated financial statements (continued) Year ended July 31, 2004

11.	Tangible fixed assets

	Land and buildings
				Plant
	Freehold	Long term leasehold	Short term leasehold	machinery, equipment	Total
The group	£m	£m	£m	£m	£m

Cost
At August 1, 2003	485.1	17.4	165.7	608.6	1,276.8
Exchange rate adjustment	(39.0)	(0.1)	(9.8)	(45.3)	(94.2)
New businesses	10.4	—	0.2	7.5	18.1
Additions	34.7	2.3	20.5	105.2	162.7
Disposals and transfers	(11.9)	(1.8)	(4.2)	(66.8)	(84.7)
Property awaiting disposal	(1.7)	—	—	—	(1.7)

At July 31, 2004	477.6	17.8	172.4	609.2	1,277.0

Accumulated depreciation
At August 1, 2003	84.8	4.8	88.3	382.3	560.2
Exchange rate adjustment	(6.8)	—	(4.1)	(29.4)	(40.3)
Charge for the year
– owned assets	15.8	—	13.4	72.6	101.8
– leased assets	—	1.1	0.5	4.3	5.9
Disposals and transfers	(2.1)	(1.2)	(9.1)	(54.8)	(67.2)
Property awaiting disposal	(0.3)	—	—	—	(0.3)

At July 31, 2004	91.4	4.7	89.0	375.0	560.1

Owned assets	386.2	13.1	60.7	223.9	683.9
Assets under finance leases	—	—	22.7	10.3	33.0

Net book amount – July 31, 2004	386.2	13.1	83.4	234.2	716.9

Net book amount – August 1, 2003	400.3	12.6	77.4	226.3	716.6

Back to Index

WOLSELEY plc

Notes to the consolidated financial statements (continued) Year ended July 31, 2004

	Land and buildings
				Plant
	Freehold	Long term leasehold	Short term leasehold	machinery, equipment	Total
The group	£m	£m	£m	£m	£m

Cost
At August 1, 2002	397.2	13.8	138.5	524.2	1,073.7
Exchange rate adjustment	3.7	0.3	(0.3)	4.1	7.8
New businesses	66.7	0.1	19.1	23.4	109.3
Additions	25.7	2.3	16.6	81.6	126.2
Disposals and transfers	(4.3)	0.9	(8.2)	(24.7)	(36.3)
Property awaiting disposal	(3.9)	—	—	—	(3.9)

At July 31, 2003	485.1	17.4	165.7	608.6	1,276.8

Accumulated depreciation
At August 1, 2002	75.3	3.8	78.1	334.5	491.7
Exchange rate adjustment	1.4	0.1	(0.6)	2.9	3.8
Charge for the year
– owned assets	10.9	0.9	11.9	67.7	91.4
– leased assets	—	—	—	4.0	4.0
Disposals and transfers	(2.0)	—	(1.1)	(26.8)	(29.9)
Property awaiting disposal	(0.8)	—	—	—	(0.8)

At July 31, 2003	84.8	4.8	88.3	382.3	560.2

Owned assets	400.3	12.6	77.4	197.3	687.6
Assets under finance leases	—	—	—	29.0	29.0

Net book amount – July 31, 2003	400.3	12.6	77.4	226.3	716.6

Net book amount – August 1, 2002	321.9	10.0	60.4	189.7	582.0

The cost of tangible fixed assets at July 31, 2004 included £26.7 million (2003: £20.5 million) in respect of assets in the course of construction. Freehold land, which is included above and amounts to £97.2 million (2003: £105.6 million), is not depreciated.

Back to Index

WOLSELEY plc

Notes to the consolidated financial statements (continued) Year ended July 31, 2004

12.	Investments

Trade
investments
£m

At August 1, 2003	0.2
Additions	1.9

At July 31, 2004	2.1

Trade investments include Austrian Marketable Securities previously shown as current asset investments.

13.	Stocks

	2004	2003
	£m	£m

Goods purchased for resale	1,501.8	1,303.5

The current replacement cost of stocks does not differ materially from the historical cost stated above.

Some subsidiary undertakings have consignment stock arrangements with suppliers in the ordinary course of business. Items drawn from consignment stock are generally invoiced to the companies concerned at the price ruling at the date of drawdown. The value of such stock, at cost, which has been excluded from the balance sheet in accordance with the application notes included in FRS 5, amounted to £8.5 million (2003: £8.4 million).

14.	Debtors

	2004	2003
	£m	£m

Amounts falling due within one year:
Trade debtors	1,647.1	1,545.2
Other debtors	122.2	127.1
Prepayments	53.5	51.7
Corporation tax recoverable	64.8	9.9
Property awaiting disposal	8.5	10.5
	1,896.1	1,744.4

Amounts falling due after more than one year:
Other debtors	34.4	—
Deferred tax asset	34.0	35.9

	1,964.5	1,780.3

Back to Index

WOLSELEY plc

Notes to the consolidated financial statements (continued)
Year ended July 31, 2004

15.	Construction loans

	2004	2003
	£m	£m

Construction loans receivable – secured	187.7	176.2
Borrowings to finance construction loans – unsecured	(187.7)	(176.1)

	—	0.1

Construction loans receivable, which are secured principally against homes in the course of construction or completed homes awaiting sale, are made to customers of Stock Building Supply, Inc.

Included in construction loans receivable is an amount of £2.7 million (2003: £5.9 million) representing properties held for sale in lieu of foreclosed loans. Allowances for construction loans included in the above amounted to £2.2 million (2003: £3.3 million).

16.	Current asset investments

	2004	2003
	£m	£m

US life insurance policies	4.6	4.6
French SICAV, bonds and commercial paper	1.6	0.2
Austrian marketable securities (A3 bonds)	—	2.1

	6.2	6.9

Austrian marketable securities are shown in trade investments in 2004

17.	Short term borrowings

	2004	2003
	£m	£m

Bank loans and overdrafts
Unsecured	379.0	198.6
Other loans:
Secured	5.0	8.4

	384.0	207.0

Facilities undrawn at July 31, 2004 and committed for up to one year amounted to £200 million (2003: £127 million).

Back to Index

WOLSELEY plc

Notes to the consolidated financial statements (continued)
Year ended July 31, 2004

18.	Creditors: amounts due within one year

	2004	2003
	£m	£m

Trade creditors	1,115.4	1,135.5
Bills of exchange payable	93.1	95.7
Corporation tax	152.5	72.6
Other tax and social security	110.4	82.8
Other creditors	98.4	102.2
Accruals and deferred income	187.8	163.4
Proposed dividend	93.6	90.5

	1,851.2	1,742.7

19.	Borrowings falling due after one year

	2004	2003
	£m	£m

Maturity of borrowings
Due in one to two years	38.0	247.5
Due in two to five years	745.7	535.7
Due in over five years	71.2	59.3

	854.9	842.5

Repayable after five years otherwise than by installments
US Industrial Revenue Bonds	2.7	3.1
Finance leases and other facilities	6.3	—
Bank facilities	62.2	48.1
Repayable within 2 to 5 years
Finance leases and other facilities	6.6	6.2
Bank facilities	739.1	529.5
Repayable within 1 to 2 years
Finance leases and other facilities	9.3	7.6
Bank facilities	28.7	239.9
Repayable by installments, all of which are due for repayment after five years
Other loans	—	8.1

	854.9	842.5

Finance lease obligations included above are secured against the assets concerned. Other secured loans amounting to £5.0 million (2003: £1.2 million) are secured against various Group assets.

Facilities undrawn at July 31, 2004 and committed for more than one year amounted to £58 million (2003: nil).

Back to Index

WOLSELEY plc

Notes to the consolidated financial statements (continued)
Year ended July 31, 2004

20.	Provisions for liabilities and charges

		Wolseley	Deferred	Environmental	Other
	Pensions	Insurance	Taxation	And Legal	provisions	Total
	£m	£m	£m	£m	£m	£m

At July 31, 2002	43.7	21.3	11.7	30.9	9.4	117.0
Utilized in the year	(29.6)	(11.8)	—	—	(0.9)	(42.3)
Charge for the year	28.4	23.4	9.8	(2.4)	(3.1)	56.1
Transfers	—	—	—	—	1.1	1.1
New businesses	5.4	—	1.1	—	2.4	8.9
Exchange differences	4.2	(0.8)	0.1	(0.8)	0.4	3.1

At August 1, 2003	52.1	32.1	22.7	27.7	9.3	143.9
Utilized in the year	(19.3)	(9.4)	—	—	(1.1)	(29.8)
Charge for the year	19.1	14.5	8.4	4.9	(0.9)	46.0
Transfers	—	—	0.5	—	7.5	8.0
New businesses	—	—	1.7	—	0.1	1.8
Exchange differences	(3.9)	(3.8)	(2.3)	(3.2)	—	(13.2)

At July 31, 2004	48.0	33.4	31.0	29.4	14.9	156.7

Wolseley Insurance provisions represent an estimate, based on historical experience, of the ultimate cost of settling outstanding and potential claims.

Environmental and legal liabilities include known legal claims and environmental liabilities where the costs and timing of any payment is inherently uncertain. Included in this provision is an amount of £27.9 million (2003: £26.2 million) related to asbestos litigation involving certain Group companies. This liability is fully covered by insurance and accordingly an equivalent insurance receivable has been recorded in ‘Other debtors’ (Note 14) in line with FRS 12 ‘Provisions, contingencies and contingent assets’. The liability has been actuarially determined as at 31 July 2004 based on advice from independent professional advisors. The provision and the related receivable have been stated on a discounted basis using a long-term US treasury rate of 5%. The level of insurance cover available significantly exceeds the expected level of future claims and no profit or cash flow impact is therefore expected to arise in the foreseeable future.

Under US GAAP, provisions arising in respect of an acquired business can be discounted, but subsequent adjustments to the provision should be recorded gross, although they relate to changes in the estimated cost of settling liabilities incurred prior to acquisition. Provisions for liabilities arising in respect of continuing businesses should be recorded gross. Accordingly, the provision for asbestos litigation as reported under US GAAP would be £45.9 million (2003: £33.8 million), of which £38.1 million (2003: £25.1 million) is an undiscounted amount with the balance representing a discounted amount.

Back to Index

WOLSELEY plc

Notes to the consolidated financial statements (continued)
Year ended July 31, 2004

21.	Share capital

	Authorized		Allotted and issued
	2004	2003	2004	2003
Number of ordinary 25p shares (million)	800.0	800.0	585.1	580.7
Nominal value of ordinary 25p shares (million)	£200.0	£200.0	£146.3	£145.2

All allotted and issued shares are fully paid or credited as fully paid.

Allotment of shares

From August 1, 2003 to July 31, 2004, new ordinary shares of 25 pence each in the Company have been issued as follows:

	Number of	Price	Value/
Allotment date	shares	per share	Proceeds	Purpose of issue
		£	£m

Various	1,911,017	251.00-562.00	8.0	Exercise of savings related share options
Various	2,500,325	349.75-483.50	9.0	Exercise of executive share options/stock appreciation rights

	4,411,342		17.0

From August 1, 2002 to July 31, 2003, new ordinary shares of 25 pence each in the Company have been issued as follows:

	Number of	Price	Value/
Allotment date	shares	per share	Proceeds	Purpose of issue
	£	£m

Various	989,404	251.00-597.00	3.0	Exercise of savings related share options
Various	1,731,212	220.75-483.50	6.4	Exercise of executive share options/stock appreciation rights

	2,720,616		9.4

Back to Index

WOLSELEY plc

Notes to the consolidated financial statements (continued)
Year ended July 31, 2004

All employee share plans

The maximum number of shares pursuant to which options may be granted (but excluding any options which lapse) under all share option schemes and the stock appreciation plan in any ten year period is 10% of the issued share capital from time to time. The number of shares pursuant to which options may be granted under all such schemes as of July 31, 2004 was 58,508,187 of which 11,178,733 have already been issued pursuant to options exercised in the ten year period ended July 31, 2004. The following options were outstanding under the various all employee share plans:

Number of shares under option as of July 31,

2004		2003	Price	Not exercisable after

—		1,735	368.00p	September 2003
1,943		63,011	409.00p	September 2004
—		11,040	345.00p	September 2003
88,687		92,190	345.00p	September 2005
—		1,466,000	324.00p	April 2004
7,560		226,836	375.00p	September 2004
76,106		80,614	375.00p	September 2006
1,816,500		1,876,200	348.00p	April 2005
—		6,324	251.00p	September 2003
598,299		609,879	251.00p	September 2005
142,402		150,890	251.00p	September 2007
2,173,200		2,237,600	376.00p	April 2006
18,957		197,099	336.00p	October 2004
293,453		323,095	336.00p	October 2006
70,099		72,721	336.00p	October 2008
195,561		222,537	562.00p	November 2005
10,854		13,282	562.00p	November 2005
206,467		228,811	562.00p	November 2007
565		565	562.00p	November 2007
57,175		63,795	562.00p	November 2009
—		2,260,153	437.75p	June 2004
587,987		653,636	412.00p	November 2006
62,236		67,751	412.00p	November 2006
451,554		483,418	412.00p	November 2008
7,248		8,929	412.00p	November 2008
81,554		82,673	412.00p	November 2010
2,986,840	*	—	698.28p	June 2005
413,035	**	—	657.00p	November 2007
35,817	**	—	657.00p	November 2007
274,967	**	—	657.00p	November 2009
4,990	**	—	657.00p	November 2009
43,612	**	—	657.00p	November 2011

10,707,668		11,500,784

*	Granted March 23, 2004

**	Granted April 22, 2004

Back to Index

WOLSELEY plc

Notes to the consolidated financial statements (continued) Year ended July 31, 2004

Executive share option schemes

The maximum number of shares pursuant to which options may be granted (but excluding any options which lapse) under the rules of the executive share options in any ten year period is 5% of the issued share capital from time to time. The number of shares pursuant to which options may be granted as of July 31, 2004 was 29,254,093 of which 3,895,061 have already been issued pursuant to options exercised on or before July 31, 2004. The following options were outstanding:

Date of grant	2004	2003	Price	Not exercisable after

October 1993	—	27,800	350.25p	October 2003
November 1994	55,400	149,600	388.75p	November 2004
November 1995	53,000	125,500	440.00p	November 2005
November 1995	42,600	105,800	433.00p	November 2005
March 1996	—	16,000	460.00p	March 2006
November 1996	58,000	104,000	456.50p	November 2006
December 1996	24,000	94,400	456.50p	December 2006
December 1997	214,971	337,296	483.50p	December 2007
November 1998	217,500	315,500	381.00p	November 2008
October 1999	492,000	642,000	397.00p	October 2009
October 2000	731,200	1,023,700	349.75p	October 2010
May 2001	400,000	400,000	468.00p	May 2011
June 2001	100,000	100,000	485.00p	June 2011
November 2001	2,244,400	2,306,500	467.00p	November 2011
November 2002	2,838,500	2,869,500	543.00p	November 2012
November 2003	3,565,423	—	743.00p	November 2013
June 2004	23,752	—	842.00p	June 2014

	11,060,746	8,617,596

Back to Index

WOLSELEY plc

Notes to the consolidated financial statements (continued) Year ended July 31, 2004

22.	Reserves

The group	Share premium account £m	Profit and loss £m

At August 1, 2002	169.1	1,286.3
Transfer from profit and loss account	—	175.3
Shares issued	8.7	—
Currency translation differences	—	(10.4)

At July, 31 2003	177.8	1,451.2
Shares issued	15.9	—
Premium on share options exercised through share symmetry scheme	6.2	(6.2)
Transfer from profit and loss account	—	257.9
Currency translation differences	—	(147.2)

At July, 31 2004	199.9	1,555.7

23.	Acquisitions

The details of acquisitions made since August 1, 2003 and consideration paid are shown in Item 4A — Information on the Group, paragraph A — Acquisitions and Divestitures.

	Book	Accounting
	values	policy	Fair values
	acquired	alignments	acquired
All acquisitions	£m	£m	£m

Intangible fixed assets	4.9	(4.9)	—
Tangible fixed assets	11.4	(1.6)	9.8
Stocks	41.7	(4.1)	37.6
Debtors	50.0	(0.6)	49.4
Cash at bank or in hand	22.2	—	22.2
Creditors	(36.3)	1.3	(35.0)
Short-term borrowings	(47.7)	—	(47.7)
Provisions	(1.8)	—	(1.8)

Total	44.4	(9.9)	34.5

Goodwill arising			63.2

Consideration			97.7

The accounting policy adjustments to tangible fixed assets reflect their restatement at depreciated replacement cost with useful lives determined in accordance with Group accounting policies. The book value of stocks has been adjusted to write down slow-moving and obsolete stocks to their estimated net realizable values in accordance with the Group accounting policy. Adjustments to debtors comprise provisions for bad and doubtful debts in accordance with the Group accounting policy. The fair value adjustments shown above for the year

Back to Index

WOLSELEY plc

Notes to the consolidated financial statements (continued) Year ended July 31, 2004 ended July 31, 2004 are provisional figures, being the best estimates currently available. Further adjustments to goodwill may be necessary when additional information is available concerning some of the judgmental areas.

	Year ended July 31, 2004
	Consideration (excluding debt assumed)	Fair value of net assets acquired	Goodwill
	£m	£m	£m

European Distribution	41.9	11.3	30.6
North American Plumbing and Heating Distribution	17.8	5.7	12.1
US Building Materials Distribution	38.0	17.5	20.5

	97.7	34.5	63.2

At July 31, 2004, deferred consideration outstanding was £15.5 million (2003: £6.4 million) payable in cash.

The aggregate amount of goodwill written off to reserves since May 1, 1958 is as follows:

	2004	2003
	£m	£m

North American acquisitions	305.4	286.7
French acquisitions	116.7	110.1
Austrian acquisitions	67.9	67.9
Other acquisitions	122.6	108.9

Total	612.6	573.6

24.	Disposals

	2004	2003	2002
Net assets disposed of	£m	£m	£m

Intangible assets	—	0.9	—
Tangible fixed assets	—	—	0.3
Stocks	—	0.8	4.0
Debtors	—	0.2	3.5
Creditors	—	—	(0.1)

	—	1.9	7.7
Goodwill previously written off	—	—	1.2

	—	1.9	8.9
Net disposal proceeds	—	3.0	8.2

Net gain/(loss) on disposal of operations	—	1.1	(0.7)

Back to Index

WOLSELEY plc

Notes to the consolidated financial statements (continued) Year ended July 31, 2004

25.	Analysis of the net outflow of cash in respect of the purchase of businesses

	2004	2003	2002
	£m	£m	£m

Purchase consideration
– Current year acquisitions (Note 23)	97.7	301.8	114.5
– Prior year acquisitions	10.1	—	—
Net deferred payments	(9.8)	(5.3)	9.6

Cash consideration	98.0	296.5	124.1
Cash/bank overdrafts acquired	25.5	210.7	45.8

	123.5	507.2	169.9

26.	Analysis of the net inflow of cash in respect of the sale of businesses

	2004	2003	2002
	£m	£m	£m

Disposal proceeds	—	3.0	8.2

During the 2003 fiscal year the Group disposed of two operations in the North American Plumbing and Heating Distribution Segment. Assets of £1.9 million were disposed of including goodwill of £0.9 million. A loss of £0.9 million was recorded on disposal. During fiscal 2003, proceeds of £2.0 million were received in respect of disposals made in prior years.

27.	Reconciliation of operating profit to net cash inflow from operating activities

	2004	2003	2002
	£m	£m	£m

Operating profit	580.2	443.0	437.2
Depreciation (including profit/loss on fixed asset disposals)	107.9	93.1	92.5
Goodwill amortization	39.0	29.9	26.7
(Increase)/decrease in stocks	(274.3)	(48.3)	7.4
Increase in debtors	(236.3)	(32.9)	(24.0)
Increase in creditors and provisions	108.6	123.0	44.0
(Increase)/decrease in construction loans receivable	(33.3)	(9.7)	44.1
Increase/(decrease) in construction loans payable	33.4	9.6	(43.8)

Net cash inflow from operating activities	325.2	607.7	584.1

Back to Index

WOLSELEY plc

Notes to the consolidated financial statements (continued) Year ended July 31, 2004

28.	Analysis of cash flows shown net in the cash flow statement

	2004	2003	2002
	£m	£m	£m

Returns on investments and servicing of finance
Interest received	32.3	15.1	43.9
Interest paid	(45.5)	(39.7)	(65.7)
Interest element of finance lease rentals	(0.2)	(0.2)	(0.7)

Net cash outflow for returns on investments and servicing of finance	(13.4)	(24.8)	(22.5)

Capital expenditure
Payments to acquire tangible fixed assets	(154.9)	(124.3)	(118.3)
Receipts from sales of tangible fixed assets	19.3	16.1	21.5

Net cash outflow for capital expenditure	(135.6)	(108.2)	(96.8)

Management of liquid resources
Decrease in current asset investments	0.1	2.9	4.8
(Increase)/decrease in money market and other deposits	(31.2)	28.9	(3.4)

Net cash (outflow)/inflow from management of liquid resources	(31.1)	31.8	1.4

Financing
Issue of ordinary share capital	17.0	9.4	7.6
Drawdown/(repayment) of long term borrowings	97.9	307.8	(104.2)
Capital element of finance lease rental payments	(3.0)	(2.4)	(2.2)

Net cash inflow/(outflow) from financing	111.9	314.8	(98.8)

The Group includes in liquid resources all current asset investments and interest-bearing amounts on deposit which are readily disposable and convertible into cash at values close to book value.

Back to Index

WOLSELEY plc

Notes to the consolidated financial statements (continued) Year ended July 31, 2004

29.	Analysis of change in net debt

	2003	Cash flow	Acquisitions and new finance leases	Exchange movement	2004
	£m	£m	£m	£m	£m

Cash in hand and at bank	215.9	98.4	—	(54.2)	260.1
Overdrafts	(198.6)	(229.0)	—	48.6	(379.0)

	17.3	(130.6)	—	(5.6)	(118.9)

Debt due after more than one year	(821.8)	(97.9)	—	86.8	(832.9)
Finance leases	(29.1)	3.0	(5.3)	4.4	(27.0)

	(850.9)	(94.9)	(5.3)	91.2	(859.9)

Current asset investments	6.9	(0.1)	—	(0.6)	6.2
Money market and other deposits	—	31.2	—	—	31.2

	6.9	31.1	—	(0.6)	37.4

Net debt	(826.7)	(194.4)	(5.3)	85.0	(941.4)

	2002	Cash flow	Acquisitions and new finance leases	Exchange movement	2003
	£m	£m	£m	£m	£m

Cash in hand and at bank	176.0	43.0	—	(3.1)	215.9
Overdrafts	(247.2)	53.0	—	(4.4)	(198.6)

	(71.2)	96.0	—	(7.5)	17.3

Debt due after more than one year	(502.1)	(307.8)	—	(11.9)	(821.8)
Finance leases	(10.5)	2.4	(20.6)	(0.4)	(29.1)

	(512.6)	(305.4)	(20.6)	(12.3)	(850.9)

Current asset investments	9.3	(2.9)	—	0.5	6.9
Money market and other deposits	28.9	(28.9)	—	—	—

	38.2	(31.8)	—	0.5	6.9

Net debt	(545.6)	(241.2)	(20.6)	(19.3)	(826.7)

Back to Index

WOLSELEY plc

Notes to the consolidated financial statements (continued) Year ended July 31, 2004

30.	Related party transactions

There are no related party transactions requiring disclosure under FRS 8, Related Party Disclosures.

31.	Assets and liabilities by currency

		US		Canadian	Other	Group
	Sterling	dollars	Euros	dollars	currencies	total
	£m	£m	£m	£m	£m	£m

As of July 31, 2004
Intangible fixed assets	172.8	256.6	152.0	58.3	26.2	665.9
Tangible fixed assets	187.7	315.8	183.3	18.8	11.2	716.9
Stocks	277.3	823.8	317.4	63.3	20.0	1,501.8
Debtors (including construction loans receivable)	419.0	1,076.1	551.3	76.6	31.3	2,154.3
Creditors	(342.6)	(809.4)	(563.9)	(60.1)	(16.8)	(1,792.8)
Provisions	(11.4)	(94.8)	(45.6)	(3.3)	(1.6)	(156.7)
Taxation	(127.8)	(9.3)	(12.6)	(1.1)	(1.7)	(152.5)
Proposed dividend	(93.6)	—	—	—	—	(93.6)

Gross assets	481.4	1,558.8	581.9	152.5	68.7	2,843.3
(Borrowings)/funds – net
– Short term	49.6	7.9	(165.4)	3.2	18.2	(86.5)
– Long term	(1.2)	(462.7)	(293.3)	(32.9)	(64.8)	(854.9)

Net assets	529.8	1,104.0	123.2	122.8	22.1	1,901.9

Exchange rates at July 31, 2004
Balance sheet		$1.8198	€1.5144	C$2.4229
Profit and loss account		$1.7522	€1.4635	C$2.3473
As at July 31, 2003
Gross assets	497.0	1,349.4	595.4	131.2	27.9	2,600.9
(Borrowings)/funds – net
– Short term	29.1	216.2	(238.4)	15.3	(6.4)	15.8
– Long term	—	(635.0)	(159.6)	(47.9)	—	(842.5)

Net assets	526.1	930.6	197.4	98.6	21.5	1,774.2

Exchange rates at July 31, 2003
Balance sheet		$1.6076	€1.4171	C$2.2427
Profit and loss account		$1.5951	€1.5039	C$2.3835
Exchange rates at July 31, 2002
Balance sheet		$1.5622	€1.5934	C$2.4749
Profit and loss account		$1.4569	€1.6085	C$2.2866

As at July 31, 2004, the Group had entered into certain short-term currency swaps amounting to assets of $127 million and €106 million and liabilities of £28 million, $76 million and Canadian $168 million. Both the assets and liabilities are excluded from the above tables.

There are no material foreign currency transactional exposures as, where appropriate, Group companies use forward exchange contracts to hedge transactions that are not denominated in their functional currency.

Back to Index

WOLSELEY plc

Notes to the consolidated financial statements (continued) Year ended July 31, 2004

32.	Interest rate and currency profile

The current value of interest bearing assets, borrowings and off balance sheet contracts is as follows:

								Weighted	Weighted
								average	average
	Interest		Off balance					fixed	time for
	bearing		sheet					interest	which rate
Currency	assets	Borrowings	contracts	Net	Floating	Fixed	Total	rate	is fixed
	£m	£m	£m	£m	£m	£m	£m	%	Years

Sterling	49.6	(1.2)	(28.2)	20.2	20.2	—	20.2	—	—
US Dollars	343.5	(798.3)	27.8	(427.0)	(220.9)	(206.1)	(427.0)	2.8	1.92
Euros	66.9	(525.6)	70.0	(388.7)	(120.6)	(268.1)	(388.7)	2.83	1.88
Canadian Dollars	7.0	(36.7)	(69.2)	(98.9)	(66.0)	(32.9)	(98.9)	5.99	2.68
Other currencies	18.2	(64.8)	—	(46.6)	(46.6)	—	(46.6)	—	—

Total	485.2	(1,426.6)	0.4	(941.0)	(433.9)	(507.1)	(941.0)

The off balance sheet contracts are currency and interest rate swaps as set out below.

Interest receipts and payments on the floating rate asset and liabilities are determined by reference to short-term benchmark rates applicable in the relevant currency or market, such as LIBOR.

The Group has entered into the following interest rate swaps and forward rate agreements with the following net effect as of July 31, 2004:

Amount	Expiry date	Wolseley receives	Wolseley pays

EUR21 million	February 2005	6 month EURIBOR	3.01%
EUR50 million	August 2005	6 month EURIBOR	2.53% to 2.535%
US$50 million	September 2005	3 month LIBOR	2.62% to 2.6375%
US$125 million	September 2005	6 month LIBOR	2.0375% to 2.06%
EUR75 million	October 2005	6 month EURIBOR	2.575% to 2.6075%
EUR40 million	October 2005	3 month EURIBOR	2.52%
US$50 million	September 2006	3 month LIBOR	3.25%
US$100 million	September 2007	3 month LIBOR	3.66% to 3.665%
US$50 million	September 2006	6 month LIBOR	2.64% to 2.655%
EUR100 million	October 2006	6 month EURIBOR	2.90% to 2.915%
EUR40 million	October 2006	3 month EURIBOR	2.9225% to 2.9275%
EUR80 million	October 2007	3 month EURIBOR	3.185% to 3.195%

Back to Index

WOLSELEY plc

Notes to the consolidated financial statements (continued) Year ended July 31, 2004

33.	Financial Instruments

The Group held the following categories of financial instruments at July 31, 2004:

	Book value	Fair value
	£m	£m

Financial instruments held to fund the Group’s operations
Short term borrowings	(384.0)	(384.0)
Loans and other borrowings payable after one year	(854.9)	(854.9)
Cash and deposits	291.3	291.3
Construction loans receivable	187.7	187.7
Construction loans payable	(187.7)	(187.7)
Current asset investments	6.2	6.2
Lease termination provisions	(1.3)	(1.1)
Financial instruments held to manage the Group’s interest rate and currency profile
Interest rate swaps	—	(1.0)
Short term currency swaps	—	0.4

For the purpose of the above table, the fair values of short term borrowings, cash and deposits, construction loans payable and current asset investments, approximate book value due to their short maturities. The loans and other borrowings payable after one year generally attract variable interest rates based on 6 month LIBOR. Thus the fair value of these instruments at July 31, 2004 also approximates to their book value. The fair value of construction loans receivable approximates to book value as the interest rates attaching to these loans reflect a market risk premium. Sterling cash and deposits are utilized to reduce currency borrowings through the use of short-term currency swaps.

To determine the fair value of currency and interest rate swaps for inclusion in the above table, a calculation was made of the net gain or loss which would have arisen if these contracts had been terminated on July 31, 2004.

At July 31, 2004 unrecognized gains and losses on forward exchange contracts taken out as hedges of sales and purchase transactions were not significant.

The Group’s policy in respect of foreign currency and interest risk management and the related use of financial instruments are set out in Item 11: Quantitative and Qualitative Disclosures About Market Risks.

Short-term debtors and creditors arising directly from the Group’s operations are excluded from the above disclosures other than those relating to assets and liabilities by currency.

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

An independent actuarial valuation was last carried out on May 1, 2001. On that date, the market value of the plan’s assets was £350.5 million. The market value of the assets was 105% of accrued benefits, after allowing for increases in earnings and pensions in payment. The normal cost to the company was 14.4% of pensionable earnings. The financial assumptions used were based on gilt and bond yields as at the valuation date. The

Back to Index

WOLSELEY plc

Notes to the consolidated financial statements (continued) Year ended July 31, 2004 principal actuarial assumptions used were an investment return of 6.5% per annum before retirement and an investment return of 5.5% per annum after retirement, future salary increases of 5% or 6% per annum and increases to pensions in payment of 2.5% per annum. The total charge to the profit and loss account for UK companies was £13.5 million (2003: £12.3 million).

The Group is in the process of finalizing the triennial actuarial valuation as at May 1, 2004 of the UK scheme. It is expected that it will give rise to an incremental profit and loss charge under SSAP 24 of approximately £6 million in the year to July 31, 2005.

North America

The principal plans operated for US employees are defined contribution schemes, details of which are set out below. In addition, the Group operates 3 defined benefit schemes in the United States. In Canada, a defined benefit scheme and a defined contribution scheme are operated. Assets are held in trustee administered funds independent of the assets of the companies.

Defined contribution plans

In the US, companies contribute to plans established in accordance with 401k rules, employee compensation deferral plans and profit sharing plans. In Canada, companies contribute to defined contribution schemes. Contributions are charged to the profit and loss account in the period in which they fall due. In the year to July 31, 2004 the cost of defined contribution plans charged to the profit and loss account was £14.3 million (2003: £10.7 million).

Defined benefit plans

Defined benefit plans are operated by three US subsidiary undertakings and Wolseley Canada. Two of the US plans and the Canadian plan are funded. Two plans are closed to new entrants. The closed plans now provide minimum pension guarantee in conjunction with a defined contribution plan. The remaining plans provided benefits based on final pensionable salaries. The contribution rate is calculated on the Projected Unit credit method as agreed with independent consulting actuaries. The independent actuaries have reported on the assets and liabilities of the plans at July 31, 2002. The principal actuarial assumptions were based upon investment returns of 7% – 7.5% and future salary increases of 4%. The obligations are discounted at 7%. The fair value of the assets of the funded plans amounted to £44.0 million. The market value of the assets was 81.3% of the accrued benefits. Surpluses and deficits revealed by the valuation are being amortized over the expected remaining service lives of members. The total profit and loss account charge for North American schemes was £3.1 million (2003: £2.7 million).

Other territories

Both defined contribution and defined benefit schemes are operated. Liabilities arising under defined benefit schemes are calculated in accordance with actuarial advice. Full provision is made for such liabilities in these accounts. Contributions to defined contribution schemes are accounted for in the period in which they fall due.

The cost of other defined contribution and defined benefit schemes charged to the profit and loss account was £4.5 million (2003: £2.7 million).

Post-retirement health care

There are no material obligations to provide post-retirement health care benefits.

FRS 17 retirement benefits

The valuation used for FRS 17 disclosures with respect to the UK scheme has been based on the most recent actuarial valuation at May 1, 2001 and updated by the scheme actuary to take account of the requirements of FRS

Back to Index

WOLSELEY plc

Notes to the consolidated financial statements (continued)
Year ended July 31, 2004

17 in order to assess the liabilities of the scheme at July 31, 2004. Scheme assets are stated at their market value at July 31, 2004. Non-UK schemes have been aggregated and weighted averages applied.

The financial assumptions used to calculate scheme liabilities under FRS 17 are:

	2004		2003		2002

	UK	Non-UK	UK	Non-UK	UK	Non-UK
	Projected	Projected	Projected	Projected	Projected	Projected
Valuation method	Unit	Unit	Unit	Unit	Unit	Unit

Discount rate	5.70%	5.68%	5.50%	5.96%	6.00%	6.50%
Inflation rate	2.99%	2.50%	2.64%	2.50%	2.45%	2.50%
Increase to deferred benefits during deferment	3.00%	2.00%	2.65%	2.00%	2.50%	2.50%
Increases to pensions in payment	3.00%	1.75%	2.65%	1.82%	2.50%	2.50%
Salary increases	5.00%	3.16%	4.65%	3.41%	4.50%	3.50%

The assets in the UK schemes and the expected rates of return were:

	2004			2003			2002

	UK Long-term Rate of return expected at 31 July 2004	Value at 31 July 2004 £m	Percentage of assets	UK Long-term Rate of return expected at 31 July 2003	Value at 31 July 2003 £m	Percentage of assets	UK Long-term Rate of return expected at 31 July 2002	Value at 31 July 2002 £m	Percentage of assets

Equities	7.00%	162.7	49.9%	6.75%	144.6	49.9%	7.00%	130.1	48.4%
Bonds	4.75%	42.0	12.9%	4.50%	34.8	12.0%	5.00%	39.8	14.8%
Overseas	7.00%	116.4	35.7%	6.75%	106.6	36.8%	6.90%	92.6	34.5%
Other	5.70%	5.2	1.5%	5.30%	4.0	1.3%	5.00%	6.1	2.3%

Total market value of assets	6.69%	326.3	100.0%	6.46%	290.0	100.0%	6.62%	268.6	100.0%
Present value of schemes liabilities		(456.5)			(432.4)			(354.7)

Deficit in the schemes		(130.2)			(142.4)			(86.1)
Related deferred tax asset		39.1			42.7			25.8

Net pension liability		(91.1)			(99.7)			(60.3)

Back to Index

WOLSELEY plc

Notes to the consolidated financial statements (continued)
Year ended July 31, 2004

The assets in the non-UK schemes and the expected rates of return were:

	2004			2003			2002

	Non-UK Long-term Rate of return expected at 31 July 2004	Value at 31 July 2004 £m	Percentage of assets	Non-UK Long-term Rate of return expected at 31 July 2003	Value at 31 July 2003 £m	Percentage of assets	Non-UK Long-term Rate of return expected at 31 July 2002	Value at 31 July 2002 £m	Percentage of assets

Equities	8.16%	44.1	60.1%	8.00%	33.3	67.3%	—	—	—
Bonds	4.70%	18.8	25.6%	5.39%	15.3	30.9%	—	—	—
Overseas	—	—	—	—	—	—	7.35%	45.9	100%
Other	3.65%	10.5	14.3%	3.00%	0.9	1.8%	—	—	—

Total market value of assets	6.63%	73.4	100.0%	7.10%	49.5	100.0%	7.35%	45.9	100%
Present value of schemes liabilities		(126.1)			(113.2)			(91.6)

Deficit in the schemes		(52.7)			(63.7)			(45.7)
Related deferred tax asset		14.9			22.8			16.3

Net pension liability		(37.8)			(40.9)			(29.4)

	The Group
	2004	2003
Adjustment to net assets under FRS17	£m	£m

Net assets	1,901.9	1,774.2
Pension liability over that established under SSAP24	(94.1)	(108.0)

Net assets including pension liability	1,807.8	1,666.2

	The Group
	2004	2003
Adjustment to net assets under FRS17	£m	£m

Profit and loss reserve	1,555.7	1,451.2
Pension liability over that established under SSAP24	(94.1)	(108.0)

Profit and loss reserve	1,461.6	1,343.2

Back to Index

WOLSELEY plc

Notes to the consolidated financial statements (continued)
Year ended July 31, 2004

The net pension liability of £128.9 million calculated in accordance with FRS 17 compares with the pension provision for defined benefit schemes recorded of £48.0 million less the related deferred tax asset of £13.2 million.

	UK	Non-UK	UK	Non-UK
	2004	2004	2003	2003
Analysis of amount charged to operating profit	£m	£m	£m	£m

Current service cost	15.3	3.2	11.1	1.6

	UK	Non-UK	UK	Non-UK
Analysis of amount charged to other finance	2004	2004	2003	2003
income/(expense)	£m	£m	£m	£m

Interest on pension liabilities	(24.0)	(6.1)	(21.6)	(5.2)
Expected return on scheme assets	19.0	4.0	18.0	3.4

	(5.0)	(2.1)	(3.6)	(1.8)

	UK	Non-UK	UK	Non-UK
	2004	2004	2003	2003
Movement in scheme deficit during year	£m	£m	£m	£m

Deficit at August 1	(142.4)	(63.7)	(86.1)	(45.7)
Exchange	—	5.1	—	(3.2)
Acquisitions	—	1.2	—	(5.4)
Current service cost	(15.3)	(3.2)	(11.1)	(1.6)
Contributions	13.4	6.6	11.8	3.2
Other finance expenses	(5.0)	(2.1)	(3.6)	(1.8)
Actuarial gain/(loss)	19.1	3.4	(53.4)	(9.2)

Deficit at July 31	(130.2)	(52.7)	(142.4)	(63.7)

Back to Index

WOLSELEY plc

Notes to the consolidated financial statements (continued)
Year ended July 31, 2004

	UK	Non-UK	UK	Non-UK	UK	Non-UK
	2004	2004	2003	2003	2002	2002
	£m	£m	£m	£m	£m	£m

Difference between the expected and the actual return on scheme assets
Amount	10.8	3.2	(1.9)	(2.2)	(84.5)	(5.3)
Percentage of scheme assets	3.3%	4.4%	0.7%	4.4%	31.5%	11.5%
Experience gains and losses on scheme liabilities
Amount	3.2	3.0	—	1.4	(0.9)	9.0
Percentage of scheme liabilities	0.7%	2.4%	0.0%	1.2%	0.3%	9.8%
Effect of changes in assumptions underlying the present value of scheme liabilities
Amount	5.1	(2.8)	(51.5)	(8.4)	12.0	(0.7)
Percentage of scheme liabilities	1.1%	2.2%	11.9%	7.4%	3.4%	0.8%
Total amount recognised in the Statement of Total Recognised Gains and Losses
Amount	19.1	3.4	(53.4)	(9.2)	(73.4)	3.0
Percentage of scheme liabilities	4.2%	2.7%	12.3%	8.1%	20.7%	3.3%

35.	Capital commitments

At July 31, 2004, authorized capital expenditure contracted for but not provided in these accounts amounted to £62.1 million (2003: £43.8 million).

36.	Operating lease commitments

Future minimum payments due in the next twelve months under operating lease commitments are as follows:

	Property leases		Other leases
	2004	2003	2004	2003
	£m	£m	£m	£m

Leases which expire within
12 months	8.1	7.4	3.8	4.0
13-24 months	13.0	11.6	3.1	5.2
25-36 months	13.4	12.1	2.4	3.2
37-48 months	9.9	11.7	0.6	0.7
49-60 months	9.5	8.9	0.6	0.3
Over 60 months	49.1	47.5	1.0	1.0

	103.0	99.2	11.5	14.4

Back to Index

WOLSELEY plc

Notes to the consolidated financial statements (continued)
Year ended July 31, 2004

37.	Contingent liabilities

The Group has the undermentioned quantifiable contingent liabilities which arose in the ordinary course of business, which have not been provided in these accounts since no actual liability is expected to arise:

	2004	2003
	£m	£m

Sundry guarantees, performance bonds and indemnities	55.1	70.0
Obligations under forward foreign exchange contracts	139.3	158.7

As of July 31, 2004, cash deposits of Wolseley Insurance Limited amounting to £32.7 million (2003: £32.7 million) were charged in favor of Lloyds TSB Bank plc to secure letters of credit provided by that bank.

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

Back to Index

WOLSELEY plc

Notes to the consolidated financial statements (continued) Year ended July 31, 2004

39.	Company balance sheet as of July 31, 2004

	Note	2004	2003
		£m	£m

Fixed assets
Investments	40	1,405.8	1,486.5

		1,405.8	1,486.5
Current assets
Debtors	40	2,869.4	2,588.6
Cash at bank and in hand and on deposit		70.2	250.6

		2,939.6	2,839.2
Creditors: amounts falling due within one year
Short term borrowings	40	35.7	305.6
Other creditors	40	2,223.6	1,943.2

		2,259.3	2,248.8

Net current assets		680.3	590.4

Total assets less current liabilities		2,086.1	2,076.9
Creditors : amounts falling due after one year
Borrowings	40	695.5	716.8

		1,390.6	1,360.1

Capital and reserves
Called up share capital	21	146.3	145.2
Share premium account	40	199.9	177.8
Profit and loss account	40	1,044.4	1,037.1

Shareholders’ funds	40	1,390.6	1,360.1

Back to Index

WOLSELEY plc

Notes to the consolidated financial statements (continued) Year ended July 31, 2004

40.	Notes to the Company balance sheet

Investments

	Investment in subsidiaries
	Cost	Provisions	Net book amount
	£m	£m	£m

At August 1, 2003	1,512.4	(25.9)	1,486.5
Charge in year	—	(4.4)	(4.4)
Transfers	(76.3)	—	(76.3)

At July 31, 2004	1,436.1	(30.3)	1,405.8

The principal subsidiary undertakings of the Group are listed on page F-68 of these Consolidated Financial Statements. A complete list of subsidiary undertakings is available on request to the Company.

Debtors

	2004	2003
	£m	£m

Amounts owed by Group undertakings	2,822.9	2,560.8
Other debtors	0.9	2.6
Prepayments and accrued income	1.1	0.1
Corporation tax recoverable	42.5	24.3

Amount receivable within one year	2,867.4	2,587.8

Deferred tax asset	2.0	0.8

Total	2,869.4	2,588.6

Short-term borrowings

	2004	2003
	£m	£m

Bank loans and overdrafts:
Unsecured	35.7	305.6

Back to Index

WOLSELEY plc

Notes to the consolidated financial statements (continued) Year ended July 31, 2004

	2004	2003
Creditors: amounts due within one year	£m	£m

Amounts owed to Group undertakings	2,115.3	1,843.3
Other tax and social security	0.2	—
Other creditors	3.5	4.1
Accruals and deferred income	11.0	5.3
Proposed dividend	93.6	90.5

	2,223.6	1,943.2

	2004	2003
Borrowings falling due after one year	£m	£m

Maturity of borrowings
Due in one to two years	27.5	189.7
Due in two to five years	640.6	527.1
Due in over five years	27.4	—

	695.5	716.8

Repayable after 5 years otherwise than by instalments:
Bank facilities	27.4	—
Repayable within 2 to 5 years
Bank facilities	640.6	527.1
Repayable within 1 to 2 years
Bank facilities	27.5	189.7

	695.5	716.8

	Share	Profit and
	premium	loss
	account	account
Reserves	£m	£m

At August 1, 2003	177.8	1,037.1
Shares issued	22.1	—
Transfer from profit and loss account	—	146.4
Dividends payable	—	(139.1)

At July 31, 2004	199.9	1,044.4

Included in this profit and loss account balance is an amount of £938.9 million which may not be distributable.

Back to Index

WOLSELEY plc

Notes to the consolidated financial statements (continued) Year ended July 31, 2004

	2004	2003
Reconciliation of movements in equity shareholders’ funds	£m	£m

Profit for the financial year	146.4	60.1
Dividends	(139.1)	(123.1)
New share capital subscribed	23.2	9.4

Net additions to shareholders’ funds	30.5	(53.6)
Opening shareholders’ funds	1,360.1	1,413.7

Closing shareholders’ funds	1,390.6	1,360.1

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

Back to Index

WOLSELEY plc

Notes to the consolidated financial statements (continued) Year ended July 31, 2004

Reconciliation of consolidated profit for the financial year		Year ending July 31,
		2004	2003	2002
	Note	£m	£m	£m

Profit for the financial year under UK GAAP		397.0	298.4	288.2
US GAAP adjustments:
Amortization of goodwill	(i)	39.0	29.9	(19.3)
Amortization of intangible assets	(i)	(13.5)	(4.3)	(8.8)
Pensions	(ii)	(16.1)	(6.6)	(0.7)
Deferred taxation	(iii)	0.9	(0.3)	(1.5)
Stock compensation	(iv)	(16.6)	(10.2)	(7.7)
Capitalized interest	(v)	0.1	0.2	—
Derivative financial instruments	(vii)	0.4	—	—
Restructuring	(ix)	3.7	—	—
Taxation effect of US GAAP adjustments	(iii)	9.0	3.5	(6.3)

Total US GAAP adjustments		6.9	12.2	(44.3)

Profit for the financial year under US GAAP		403.9	310.6	243.9

Presentation of earnings per share under US GAAP	(viii)
Basic earnings per share		69.33p	53.64p	42.26p
Diluted earnings per share		68.53p	53.21p	41.84p

Weighted average shares outstanding (millions)		582.6	579.1	577.1
Dilutive effect of stock options (millions)		6.8	4.6	5.8

Weighted average shares outstanding assuming dilution (millions)		589.4	583.7	582.9

Back to Index

WOLSELEY plc

Notes to the consolidated financial statements (continued) Year ended July 31, 2004

Reconciliation of consolidated shareholders’ funds		Year ended July 31,
		2004	2003
	Note	£m	£m

Shareholders’ funds under UK GAAP		1,901.9	1,774.2
US GAAP adjustments:
Goodwill	(i)	337.3	377.6
Intangible assets	(i)	132.6	77.1
Goodwill amortization	(i)	(147.8)	(186.8)
Intangible amortization	(i)	(34.4)	(20.9)
Contingent consideration	(i)	13.4	6.4
Pensions	(ii)	(69.9)	(50.7)
Deferred taxation	(iii)	(18.9)	(20.8)
Capitalized interest	(v)	3.2	3.1
Ordinary dividends	(vi)	93.6	90.5
Derivative financial instruments	(vii)	(0.6)	(0.6)
Restructuring	(ix)	3.7	—
Taxation effect of US GAAP adjustments	(iii)	(13.7)	(2.1)

Total US GAAP adjustments		298.5	272.8

Shareholders’ funds under US GAAP		2,200.4	2,047.0

A summary of the principal differences and additional disclosures applicable to the Group are set out below:

(i)	Purchase accounting adjustments

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

Back to Index

WOLSELEY plc

Notes to the consolidated financial statements (continued) Year ended July 31, 2004 not been amortized. From August 1, 2002, goodwill is no longer amortized, but is reviewed at least annually for impairment.

Impairment of goodwill is measured according to a two-step approach. In the first step, the fair value of a reporting unit is compared to the carrying amount of the reporting unit, including goodwill. If the carrying amount exceeds the fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. In the second step, the implied fair value of the goodwill is estimated as the fair value of the reporting unit less the fair values of all the other tangible and intangible assets of the reporting unit. If the carrying amount of the goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to that excess, not to exceed the carrying amount of the goodwill. The Group completed the required impairment tests during 2004, which indicated no impairment charge was required.

A comparison of the net income for the three years ended July 31, 2003, adjusted to remove goodwill amortization is as follows:

	Year ended July 31,
	2004	2003	2002
	(£m except per share amounts)

Reported net income	403.9	310.6	243.9
Add goodwill amortization	—	—	46.0

Adjusted net income	403.9	310.6	289.9

Basic Earnings per share as reported	69.33p	53.64p	42.26p
Net goodwill amortization adjustment	—	—	7.97p

Adjusted Basic Earnings per share	69.33p	53.64p	50.23p

Diluted Earnings per share as reported	68.53p	53.21p	41.84p
Net goodwill amortization adjustment	—	—	7.89p

Adjusted Diluted Earnings per share	68.53p	53.21p	49.73p

A roll forward of goodwill for 2004 and 2003 is as follows:

	Year ended July 31,
	2004	2003

Balance at beginning of year	877.6	688.3
Additions	26.0	180.9
Disposals	—	(0.9)
Adjustment to prior years	1.1	5.8
Amortization	—	—
Foreign exchange movements	(49.3)	3.5

Balance at end of year	855.4	877.6

Back to Index

WOLSELEY plc

Notes to the consolidated financial statements (continued) Year ended July 31, 2004

Intangible assets

Under UK GAAP specific criteria apply in recognizing intangible assets. None of the Group’s intangible assets meet these criteria and accordingly intangible assets have not been separately recorded. Under US GAAP, intangible assets acquired are recorded at their fair value. Intangible assets are comprised of contractual customer relationships, trademarks, licensing agreements, covenants not to compete, and supply and distribution agreements, and are deemed to be definite-lived pursuant to SFAS No. 142.

	Gross carrying amount	Accumulated amortization	Net book value
	£m	£m	£m

Contractual customer relationships	82.6	7.2	75.4
Trademarks	14.2	3.8	10.4
Licensing agreements	10.8	1.7	9.1
Other	25.0	21.7	3.3

At July 31, 2004	132.6	34.4	98.2

Contractual customer relationships	30.3	1.0	29.3
Trademarks	12.1	1.0	11.1
Licensing agreements	10.8	0.4	10.4
Other	23.9	18.5	5.4

At July 31, 2003	77.1	20.9	56.2

Intangible assets are being amortized over their useful lives, which range from one to 25 years.

£m

Actual aggregate amortization expense
– For the year ending July 31, 2002	8.8
– For the year ending July 31, 2003	4.3
– For the year ending July 31, 2004	13.5
Estimated aggregate amortization expense
– For the year ending July 31, 2005	8.3
– For the year ending July 31, 2006	7.4
– For the year ending July 31, 2007	7.4
– For the year ending July 31, 2008	7.4
– For the year ending July 31, 2009	7.2

Inventory

Under UK GAAP, the fair value of inventories acquired is generally taken to be the cost of the inventory to the acquired company. Under US GAAP, the fair value of purchased work in process and finished goods is based on estimated selling prices less costs to complete and sell the inventory, less a reasonable profit allowance for the completing and selling effort.

Acquisition adjustments

Under UK GAAP, prior to the implementation of FRS 7, Fair Values in Acquisition Accounting, in 1995, the recognition criteria for restructuring provisions were less restrictive. Provisions of this nature were treated as pre-

Back to Index

WOLSELEY plc

Notes to the consolidated financial statements (continued) Year ended July 31, 2004 acquisition and increased the goodwill arising on the acquisition, which was written-off directly to reserves. Under US GAAP many of these restructuring provisions are not permitted.

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

The Group operates defined benefit pension plans in the UK, US, Canada, France, Austria, Luxembourg, Switzerland and the Netherlands. The most significant plan is the Wolseley Group Retirement Benefits Plan in the UK, which after recent stock market falls is in a deficit position.

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

Back to Index

WOLSELEY plc

Notes to the consolidated financial statements (continued) Year ended July 31, 2004

Under US GAAP, the annual pension cost comprises the estimated cost of benefits accruing in the period as determined in accordance with Statement of Financial Accounting Standards (“SFAS”) 87, “Employers’ Accounting for Pensions”. SFAS 87 requires the use of the projected unit credit actuarial method for determining defined benefit pension costs and provides for the deferral of actuarial gains and losses (in excess of a specified corridor) that result from changes in assumptions or actual experience. SFAS 132, “Employers’ Disclosure about Pensions and Other Post-Retirement Benefits”, requires disclosure of the components of net periodic pension cost and the funded status of the pension plans.

The components of net periodic pension cost for all Group-sponsored defined benefit plans are as follows:

	Year ended July 31,
	UK Plans			Non-UK Plans
	2004	2003	2002	2004	2003	2002
	£m	£m	£m	£m	£m	£m

Service cost	14.2	11.1	10.5	3.2	1.6	3.4
Interest cost	24.2	21.6	20.9	6.1	5.2	6.1
Expected return on plan assets	(19.1)	(19.0)	(23.0)	(4.0)	(3.3)	(4.1)
Amortisation of unrecognized transition obligation/(asset)	(4.2)	(4.0)	(4.0)	0.5	0.6	0.9
Amortisation of unrecognized prior service cost	—	—	—	0.4	0.2	0.2
Amortisation of unrecognized net loss	12.0	8.9	4.2	0.8	0.1	0.2
Curtailment loss	—	—	—	—	—	(0.1)

Net periodic pension cost	27.1	18.6	8.6	7.0	4.4	6.6

Back to Index

WOLSELEY plc

Notes to the consolidated financial statements (continued)
Year ended July 31, 2004

The following table sets out the benefit obligation and plan assets of the UK pension plan in accordance with US GAAP:

	UK Plan as of July 31,
	2004	2003
	£m	£m

Change in benefit obligation:
Benefit obligation at beginning of year	435.4	357.7
Service cost	14.2	11.1
Interest cost	24.2	21.6
Plan participants’ contribution	5.0	4.4
Actuarial (gain)/loss	(7.2)	51.4
Benefits paid	(12.1)	(10.8)

Benefit obligation at end of year	459.5	435.4

Change in plan assets:
Fair value of plan assets at beginning of year	290.2	268.6
Actual return on plan assets	29.8	16.2
Employer contribution	13.4	11.8
Plan participants’ contribution	5.0	4.4
Benefits paid	(12.1)	(10.8)

Fair value of plan assets at end of year	326.3	290.2

Funded status	(133.2)	(145.2)
Unrecognized net actuarial loss	178.0	207.9
Unrecognized transition asset	—	(4.2)

Prepaid pension costs	44.8	58.5

Net amount recognized
Amounts recognized in the balance sheet:
Prepaid pension cost	44.8	—
Accrued pension cost	(108.0)	(38.9)
Accumulated other comprehensive loss	108.0	97.4

Net amount recognized	44.8	58.5

Estimated future benefit payments
Year ended July 31,
2005		11.0
2006		11.4
2007		11.7
2008		12.0
2009		12.4
Years from August 1, 2009 to July 31, 2014		67.8

The Group expects to contribute £18.7 million to the UK pension plan in the year ending July 31, 2005.

Back to Index

WOLSELEY plc

Notes to the consolidated financial statements (continued)
Year ended July 31, 2004

The following table sets out the benefit obligation and plan assets of the non-UK pension plans in accordance with US GAAP:

	Non UK Plans as of July 31,
	2004	2003
	£m	£m

Change in benefit obligation:
Benefit obligation at beginning of year	115.1	91.6
Change due to remeasurement	(0.4)	—
Service cost	3.2	1.6
Interest cost	6.1	5.3
Member contributions	1.1	0.4
Actuarial (gain)/loss	(2.0)	10.9
Acquisition	18.1	5.4
Benefits paid	(4.6)	(3.3)
New entrance prior service cost	0.4	(0.2)
Exchange rate fluctuation	(9.9)	3.4

Benefit obligation at end of year	127.1	115.1

Change in plan assets:
Fair value of plan assets at beginning of year	49.5	46.0
Actual return on plan assets	7.2	1.2
Employer contribution	6.6	3.2
Member contributions	1.1	0.4
Acquisition	19.3	—
Benefits paid	(4.6)	(1.8)
Exchange rate fluctuation	(5.7)	0.5

Fair value of plan assets at end of year	73.4	49.5

Funded status	(53.7)	(65.6)
Unrecognized net actuarial loss	4.8	14.0
Unrecognized transition obligation	—	0.6
Unrecognized prior service cost	2.3	1.5

Accrued pension cost	(46.6)	(49.5)

Amounts recognized in the balance sheet consist of:
Prepaid pension cost	1.5	—
Accrued pension cost	(53.6)	(61.7)
Intangible asset	2.3	—
Accumulated other comprehensive loss	3.2	12.2

Net amount recognized	(46.6)	(49.5)

Back to Index

WOLSELEY plc

Notes to the consolidated financial statements (continued)
Year ended July 31, 2004

Estimated future benefit payments
Year ended July 31,	£m
2005	3.5
2006	4.0
2007	4.6
2008	5.3
2009	6.2
Years from August 1, 2009 to July 31, 2014	37.4

The Group expects to contribute £6.8 million to the non-UK pension plans in the year ending July 31, 2005.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the plans with accumulated benefit obligations in excess of plan assets were £567.6 million, £474.7 million and £380.2 million, respectively as of July 31, 2004 (2003: £550.5 million, £433.4 million and £339.7 million).

The amount included within other comprehensive income for the year ended July 31, 2004 arising from a change in the additional minimum liability recognised is a charge of £3.0 million.

The expected long term rates of return for equities have been determined by reference to government bond rates (minimum risk rates) in the countries in which the plans are based. To reflect the additional risks associated with equities, expected long term rates of return on equities include a risk premium. These risk premiums are long term assumptions and were set after taking actuarial advice and considering the assumptions used by listed companies. The expected long term rates of return for other assets are determined in a similar way, i.e. by using an appropriate risk premium relative to government bonds in the relevant country. For the UK scheme a premium of 2.25% per year as at July 31, 2004 (2003 – 2.25%; 2002 – 2.00%;) was applied to the expected return from government bonds. For the principal overseas schemes in USA, Canada and Switzerland a similar approach was adopted with returns set by reference to long term bond rates after taking actuarial advice.

The Group’s investment strategy for its funded post employment plans is decided locally by Wolseley and, if relevant, the trustees of the plan, and takes account of the relevant statutory requirements. The group’s objective for the investment strategy is to achieve a target rate of return in excess of the return on the liabilities, while taking an acceptable amount of investment risk relative to the liabilities.

This objective is implemented by using specific allocations to a variety of asset classes that are expected over the long term to deliver the target rate of return. Most investment strategies have significant allocations to equities, with the intention being that this will result in the ongoing cost to the group of the post employment plans being lower over the long term and be within acceptable boundaries of risk.

For the United Kingdom pension fund the policy is to invest approximately 85% of the assets in equities, and 15% in other asset classes, principally bonds. For the overseas schemes the investment strategy involves the investment in defined levels of predominantly equities with the remainder of the assets being invested in cash and bonds.

Back to Index

WOLSELEY plc

Notes to the consolidated financial statements (continued)
Year ended July 31, 2004

Assumptions used to determine the pension cost for the defined benefit plans under US GAAP were as follows:

	Year ended July 31,
	UK Plans		Non-UK Plans
	2004	2003	2004	2003

Discount rate	5.70%	5.50%	5.68%	5.96%
Expected return on plan assets	6.70%	6.46%	6.63%	7.10%
Rate of compensation increase	5.00%	4.65%	3.16%	3.41%

The Group also sponsors defined contribution pension plans covering employees. Contributions are recognized as paid and amounted to approximately £16.1 million and £12.0 million during the years ended July 31, 2004 and 2003, respectively.

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

Back to Index

WOLSELEY plc

Notes to the consolidated financial statements (continued)
Year ended July 31, 2004

The tax effects of temporary differences that give rise to significant deferred tax assets and liabilities under US GAAP are as follows:

	2004	2003
	£m	£m

Deferred tax assets:
Accounts receivable	8.2	9.0
Inventory	20.2	21.5
Fixed assets	2.6	4.6
Other provision and accruals	11.9	12.2
Pensions	33.5	26.9
Loss carryforwards	35.4	8.5
Other	9.9	2.4

Total deferred tax assets	121.7	85.1

Deferred tax liabilities:
Inventory	(32.4)	(25.1)
Fixed assets	(24.6)	(26.9)
Goodwill and intangible assets	(44.4)	(25.3)
Purchase volume incentive rebates	(14.3)	(12.0)
Other	(6.0)	(1.8)

Total deferred tax liabilities	(121.7)	(91.1)

	—	(6.0)
Valuation allowance	(29.6)	(3.8)

Net deferred tax liability	(29.6)	(9.8)

Deferred taxes are classified as follows:

	2004	2003
	£m	£m

Current	(11.1)	5.6
Non-current	(18.5)	(15.4)

	(29.6)	(9.8)

The recognized deferred tax asset is based upon the expected future utilization of tax loss carry forwards and the reversal of other temporary differences. The tax loss carry forwards do not expire and there are no current restrictions on their utilization. For financial reporting purposes, the Group has recognized a valuation allowance for those benefits for which realization does not meet the “more likely than not” criterion. No provision has been made in respect of unremitted foreign earnings because they are intended to be permanently reinvested. It is not practicable to estimate the amount of additional tax that might be payable on these other foreign earnings.

Back to Index

WOLSELEY plc

Notes to the consolidated financial statements (continued) Year ended July 31, 2004

(iv)	Stock compensation

Wolseley operates seven share option plans: the 1984 Executive Share Option Scheme and the 1989 Executive Share Option Scheme and the Wolseley Share Option Plan 2003 (collectively, the “Executive Option Schemes”); the Wolseley Employees Savings Related Share Option Scheme 1981 and Wolseley Irish Sharesave Scheme 2000 (collectively, the “Employees Savings Option Schemes”); the Wolseley Employee Share Purchase Plan 2001 (the “Employee Share Purchase Plan”); and the Wolseley Employees International Stock Appreciation Plan (the “SAP”).

Under UK GAAP, no compensation expense is required to be recognized for any of these options plans. Under US GAAP, stock based compensation for the Executive Options Schemes, the Employees Saving Option Schemes and the Employee Share Purchase Plan can be accounted for based on either (i) the intrinsic value of the stock award on the date of the grant, following Accounting Principles Board Opinion (“APB”) 25, Accounting for Stock Issued to Employees; or (ii) the fair value of the award on the date of grant following SFAS 123, Accounting for Stock- Based Compensation.

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

The SAP is treated as a variable plan since the award to be received by the employees is indeterminate at the date of grant. As a variable plan, the compensation cost is determined each year with reference to the period-end quoted market price of the stock, and the charge is fixed once the award to be paid to employees is known. Awards granted under the SAP vest over a period of five years.

Back to Index

WOLSELEY plc

Notes to the consolidated financial statements (continued) Year ended July 31, 2004

	Year ended July 31,
	2004	2004	2003	2003

		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Shares	Price	Shares	Price
	000’s		£000’s	£

Executive Share Option Schemes
Outstanding as of August 1	8,618	4.68	6,291	4.28
Granted	3,598	7.44	2,870	5.43
Exercised, surrendered or expired	(1,155)	4.06	(543)	3.84

Outstanding as of July 31	11,061	5.64	8,618	4.68

Exercisable as of July 31	2,389	4.08	1,760	4.39

Weighted average fair value of options granted during the year		2.29		1.43

Employees Savings Option Schemes and SAP
Outstanding as of August 1	11,501	3.79	11,681	3.65
Granted	3,759	6.90	3,557	4.28
Exercised	(3,307)	3.78	(2,210)	3.45
Surrendered or expired	(1,245)	4.19	(1,527)	4.54

Outstanding as of July 31	10,708	4.83	11,501	3.79

Exercisable as of July 31	117	3.46	33	3.43

Weighted average fair value of options granted during the year		2.61		1.38

Back to Index

WOLSELEY plc

Notes to the consolidated financial statements (continued) Year ended July 31, 2004

Share options outstanding and exercisable at July 31, 2004 are as follows:

	Options Outstanding			Options Exercisable
		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
		Contractual	Exercise		Exercise
	Shares	Life	Price	Shares	Price
Range of exercise prices	000’s	Years		£000’s	£

£2.51 – £3.50	3,760	2.1	3.28	750	3.49
£3.51 – £4.50	4,310	2.6	3.90	870	3.97
£4.51 – £5.50	5,880	7.5	5.05	797	4.73
£5.51 – £6.50	471	2.6	5.62	—	—
£6.51 – £7.50	7,325	5.3	7.16	—	—
£7.51 – £8.50	24	9.8	8.42	—	—

	21,769	4.8	5.24	2,417	4.07

The following table illustrates the pro forma effect on net income and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in each period:

	Year ended July 31,
	2004	2003	2002

	(£m except per share amounts)

Net income under US GAAP, as reported	403.9	310.6	243.9
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	—	—	7.7
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	—	—	(7.3)

Net income under US GAAP, (pro forma)	403.9	310.6	244.3

Basic net income per share:
As reported	69.33p	53.64p	42.26p
Pro forma	69.33p	53.64p	42.33p
Diluted net income per share:
As reported	68.53p	53.21p	41.84p
Pro forma	68.53p	53.21p	41.91p

Back to Index

WOLSELEY plc

Notes to the consolidated financial statements (continued) Year ended July 31, 2004

	Executive Share Options		Employee Share Options
	2004	2003	2004	2003

Risk free interest rate	5.00%	4.69%	4.61%	4.29%
Expected dividend yield	4.30%	3.90%	3.82%	3.79%
Expected volatility	38.8%	35.3%	40.56%	35.3%
Expected life	6 years	5 years	1-7 years	1-7 years

(v)	Capitalized interest

Under UK GAAP, the Group does not capitalize interest on specific or general borrowings to finance the construction or development of certain tangible or intangible fixed assets for internal use. Under US GAAP, this interest is capitalized. The amount of interest capitalized is based on a weighted average method considering the general borrowings outstanding during the period.

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

(vii)	Derivative instruments and hedging activities

Under UK GAAP, derivative financial instruments that reduce exposures on anticipated future transactions may be accounted for using hedge accounting. Under US GAAP all derivatives are recorded at fair value. If certain conditions and criteria set out in FAS 133 ‘’Accounting for Derivative Instruments and Hedging Activities” are met, hedge accounting would apply. Wolseley has designated its interest swap contracts as qualifying hedge instruments under US GAAP and as such, these instruments are carried at fair value with valuation adjustments recorded through other comprehensive income. An unrealised loss of £1.0 million (2003: £0.6 million) was recorded in other comprehensive income in respect of the derivatives that did qualify for hedge accounting.

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

(ix)	Restructuring costs

Under UK GAAP, a provision for restructuring costs is recognized only when a present obligation (legal or constructive) exists as a result of a past event; it is probable that a transfer of economic benefits will be required to settle the obligation; and a reliable estimate can be made of the amount of the obligation.

Under US GAAP, for restructuring plans initiated after January 1, 2003, a liability for a cost associated with an exit or disposal activity can only be recognized when the liability is incurred. An entity’s commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. The timing of recognition and related measurement of a liability for one-time termination benefits in relation to employees who are to be involuntarily terminated depends on whether the employees are required to render service until they are terminated in order to receive the termination benefits and, if so, whether employees will be retained to render service beyond the minimum retention period.

Back to Index

WOLSELEY plc

Notes to the consolidated financial statements (continued) Year ended July 31, 2004

(x)	Other disclosures required by US GAAP

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

		Year ended July 31,
		2004	2003	2002
	Note	£m	£m	£m

Net cash flow from operating activities	27	325.2	607.7	584.1
Interest paid	28	(45.5)	(39.7)	(65.7)
Interest received	28	32.3	15.1	43.9
Interest element of finance lease	28	(0.2)	(0.2)	(0.7)
Tax paid		(128.1)	(108.1)	(119.6)

Net cash from operating activities under US GAAP		183.7	474.8	442.0

Capital expenditure	28	(135.6)	(108.2)	(96.8)
Financial investment	28	(31.1)	31.8	1.4
Acquisitions	25	(123.5)	(507.2)	(169.9)
Disposals	26	—	3.0	8.2

Net cash from investing activities under US GAAP		(290.2)	(580.6)	(257.1)

Issue of ordinary share capital	28	17.0	9.4	7.6
Debt due after one year	28	97.9	307.8	(104.2)
Finance leases	28	(3.0)	(2.4)	(2.2)
Overdrafts	29	229.0	(53.0)	(5.7)
Dividends paid		(136.0)	(113.0)	(100.1)

Net cash from financing activities under US GAAP		204.9	148.8	(204.6)
Effect of exchange rates on cash	29	(54.2)	(3.1)	(19.6)

Net increase/(decrease) in cash and cash equivalents		44.2	39.9	(39.3)
Cash and cash equivalents at August 1		215.9	176.0	215.3

Cash and cash equivalents at July 31		260.1	215.9	176.0

Cash and cash equivalents:
Cash at bank and in hand		260.1	215.9	176.0

Back to Index

WOLSELEY plc

Notes to the consolidated financial statements (continued) Year ended July 31, 2004

Inventory

Inventories are valued at the lower of cost and net realizable value. Cost is calculated on a first in, first out basis. Net realizable value is the estimated market value less selling costs.

Allowance for doubtful accounts

The Group maintains allowances for doubtful accounts, which are included in debtors in the accompanying consolidated balance sheets. Allowances for doubtful accounts amounted to £42.3 million and £46.2 million at July 31, 2004 and 2003, respectively. Bad debt expenses of £25.9 million and £19.5 million were charged during the years ended July 31, 2004 and 2003, respectively.

Total assets and total liabilities

US GAAP requires that total assets and total liabilities are disclosed. Total assets and total liabilities under UK GAAP are shown below.

	2004	2003
	£m	£m

Total assets	5,336.4	4,886.4

Total liabilities	3,434.5	3,112.2

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

Wolseley held allowances for doubtful debts totalling £42.3 million and £46.2 million at July 31, 2004 and 2003 respectively.

•	Inventories

For financial reporting purposes Wolseley evaluates its inventory to ensure it is carried at the lower of cost or net realizable value. Provision is made against slow moving, obsolete and damaged inventories. To the extent that future events impact the saleability of inventory these provisions could vary significantly. Wolseley held allowances in respect of inventory balances totalling £83.6 million and £108.2 million at July 31, 2004 and 2003 respectively.

Back to Index

WOLSELEY plc

Notes to the consolidated financial statements (continued) Year ended July 31, 2004

•	Impairment of long-lived assets

Wolseley periodically evaluates the net realizable value of long-lived assets, including goodwill, other intangible assets and tangible fixed assets, relying on a number of factors, including operating results, business plans and projected future cash flows.

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

For US GAAP purposes, following the adoption of SFAS 142 “Goodwill and Intangible Assets” on August 1, 2002, all pre-existing goodwill and indefinite-lived intangible assets are no longer subject to amortization but are reviewed annually for impairment. The Group completed the required impairment tests during 2004 which indicated no charge was required.

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

•	Self-insured insurance

Wolseley operates a captive insurance company, Wolseley Insurance Limited, which is registered and operational in the Isle of Man. The company provides reinsurance exclusively to certain companies within the Wolseley Group. Provision is made based on actuarial assessment of the liabilties arising from the insurance coverage provided. To the extent that actual claims differ from that projected the provisions could vary significantly. As of July 31, 2004, the provision for claims arising from this insurance was £33.4 million.

•	Consideration received from vendors

At the beginning of each calendar year, Wolseley enters into agreements with many of its vendors providing for inventory purchase rebates primarily upon achievement of specified volume purchasing levels. For certain agreements the rebate rises as a proportion of purchases as higher quantities or values of purchases are made. Wolseley accrues the receipt of vendor rebates as part of its cost of sales for products sold, taking into consideration cumulative purchases of inventory to date and projected purchases through the end of the qualifying period. Rebates are accrued for each reporting period with an extensive reassessment of the rebates carried being performed at the end of the fiscal year and half way through the fiscal year. While Wolseley believes it will continue to receive consideration from vendors in fiscal year 2005 and thereafter, there can be no assurance that vendors will continue to provide comparable amounts of vendor rebates in the future.

Back to Index

WOLSELEY plc

Notes to the consolidated financial statements (continued) Year ended July 31, 2004

•	Allocation of purchase price to intangible assets

In accordance with SFAS 141, Wolseley allocates part of the purchase price for acquired businesses to intangible assets including customer relationships and trade names. Estimates are made in respect of the benefits attributable to these assets used to determine the appropriate value for inclusion in the accounts. Changes to these estimates would result in different values being attributed to these assets.

Acquisitions

During the years ended July 31, 2004, 2003 and 2002, the Group acquired several companies. These acquisitions are discussed in Note 23. The results of operations of these acquired businesses have been included in the accompanying Consolidated Financial Statements from their relative dates of acquisition. Acquisitions completed during fiscal 2004 resulted in goodwill of £26.0 million and intangible assets totalling £52.4 million. Intangible assets are comprised of non-contractual customer relationships, covenants not to compete, trademarks, customer contracts and supply and distribution agreements.

These goodwill and intangible assets have been allocated to the Group’s operating segments as follows: European Distribution: £14.8 million goodwill, £28.1 million intangible assets; North American Plumbing and Heating Distribution: £10.2 million goodwill, £5.6 million intangible assets; US Building Materials Distribution: £1.0 million goodwill, £18.7 million intangible assets. Of the goodwill, £9.1 million is expected to be deductible for tax purposes.

The aggregate amount assigned to intangible assets of £52.4 million can be analysed by class and weighted average period of amortization as follows:

Class	Amount	Weighted average amortization period
	£m	Years

Non-contractual customer relationships	46.6	19.9
Unrecognised prior service costs	2.3	6.3
Trademarks	2.1	5.7
Non-compete agreements	1.0	1.0
Order book back-log	0.4	0.0

	52.4	18.2

No amortization has been recognized in respect of goodwill arising on acquisitions completed during fiscal 2004.

Intangible assets are being amortized over their useful lives which range from one to twenty-five years. Amortization recognized during 2004 in respect of these intangibles was £13.5 million.

Back to Index

WOLSELEY plc

Notes to the consolidated financial statements (continued) Year ended July 31, 2004

Pro forma information (unaudited)

The following unaudited pro forma information presents the results of operations of the Group under UK GAAP as if the fiscal 2004 acquisitions had occurred on August 1, 2002 and the fiscal 2003 and 2002 acquisitions had occurred on August 1, 2001.

	Year ended July 31,
	2004	2003	2002
	(unaudited)	(unaudited)	(unaudited)

Sales (£m)	10,281.2	9,547.3	9,389.3
Net income (£m)	404.3	330.7	322.6
Basic earnings per share	69.39p	57.10p	55.90p
Diluted earnings per share	68.59p	56.65p	55.34p

The unaudited pro forma information has been prepared for comparative purposes only and includes certain adjustments, such as amortization expense and interest expense related to the acquisitions. The pro forma results do not necessarily represent the results of operations that would have occurred if the acquisitions had been effective at the beginning of fiscal 2003 and 2002, nor are they necessarily indicative of future results.

Operating profit

The following table reconciles operating profit under UK GAAP to US GAAP.

	Year ended July 31,
	2004	2003	2002
	£m	£m	£m

Operating profit under UK GAAP	580.2	443.0	437.2
US GAAP adjustments, excluding capitalized interest and taxes	(3.1)	8.8	(36.5)

Operating profit under US GAAP	577.1	451.8	400.7

Back to Index

WOLSELEY plc

Notes to the consolidated financial statements (continued) Year ended July 31, 2004

Presentation of profit and loss account

The Group presents its consolidated profit and loss account in accordance with UK GAAP and the Companies Act 1985. This presentation differs in certain respects from that which is required under US GAAP. The following income statement presents the Group’s result of operation prepared in accordance with UK GAAP, but in a format that is required under US GAAP.

	Year ended July 31,
	2004	2003	2002
	£m	£m	£m

Revenues	10,128.1	8,221.0	7,967.6
Cost of goods sold	(7,337.2)	(5,993.6)	(5,840.7)

Gross profit	2,790.9	2,227.4	2,126.9
Selling, general and administrative expenses and other expenses	(2,210.7)	(1,781.4)	(1,689.7)

Income from operations	580.2	443.0	437.2
Finance costs	(21.1)	(17.0)	(26.5)

Income before income taxes	559.1	426.0	410.7
Income taxes	(162.1)	(127.6)	(122.5)

Net income	397.0	298.4	288.2

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

	2004	2003	2002
	%	%	%

Corporation tax at UK statutory rate	30.0	30.0	30.0
Foreign tax rate differences	4.0	4.0	7.1
Permanent differences	(5.0)	(3.7)	(6.1)
Other	—	(0.3)	(1.2)

Effective tax rate	29.0	30.0	29.8

The taxation effects of US GAAP adjustments comprised £9.0 million charged to net income and £0.7 million charged to other comprehensive income.

Back to Index

WOLSELEY plc

Notes to the consolidated financial statements (continued)
Year ended July 31, 2004

Debt

US GAAP requires disclosure of the maturity of long-term debt in each of the five years following the end of the financial year. The following is a summary of the Group’s debt maturity as of July 31, 2004:

Due in the year ending July 31:	£m

2006	38.0
2007	400.4
2008	277.2
2009	68.1
Thereafter	71.2

Total	854.9

The weighted average interest paid on debt was as follows:

	Year ended July 31,
	2004	2003
	%	%

US Industrial Revenue Bonds	1.96	1.95
Revolving credit facility	1.53	1.91
Term loans	2.77	1.98

The Group has given certain covenants to banks in connection with credit facilities totalling £1,216.1 million. They relate mainly to maintaining a level of tangible net worth, total borrowings and interest cover. The Group was in compliance with all such covenants as of July 31, 2004.

Fixed assets

Additions to fixed assets have been allocated to the Group’s operating segments as follows: European Distribution, £87.9 million, North American Plumbing and Heating Distribution, £53.1 million; US Building Materials, £21.7 million.

Back to Index

WOLSELEY plc

Notes to the consolidated financial statements (continued)
Year ended July 31, 2004

Capital and operating lease commitments

The Group leases property, buildings and plant, machinery and equipment under capital and operating lease agreements, which are subject to various renewal options and escalation clauses. The following is a summary as of July 31, 2004 of the future minimum lease payments under these agreements:

	Capital	Operating
	leases	leases
Year ending July 31:	£m	£m

2005	8.3	113.6
2006	7.9	96.0
2007	2.9	80.5
2008	2.6	65.6
2009	2.4	54.2
Thereafter	8.7	263.9

Total minimum lease payments	32.8	673.8

Less interest element	(5.8)

Present value of net minimum lease payments	27.0

Back to Index

WOLSELEY plc

Principal Subsidiaries

Name	Country of Incorporation or Registration

Ferguson Enterprises Inc	United States
Stock Building Supply Inc	United States
Wolseley UK Limited (formerly Wolseley Centers Limited)	United Kingdom
Brossette SA	France
Wolseley Canada Inc.	Canada
Wolseley Austria AG (formerly OAG Handelsbeteiligungs AG)	Austria
Cesaro Spol sro	Czech Republic
Mart Kft	Hungary
Manzardo SpA	Italy
Comptoir des Fers et Métaux SA	Luxembourg
Heatmerchants Limited	Republic of Ireland
Brooks Group Limited	Republic of Ireland
Electro-Oil International AS	Denmark
Wasco Holding BV	The Netherlands
PB & M SA (Formerly Pinault Bois et Materiaux SA)	France
Wolseley (Schweiz) AG (formerly Tobler Management Holdings AG)	Switzerland

Principal subsidiaries are all wholly owned and operate mainly in the countries of incorporation or registration as stated above.

Acquisitions completed during the year

Country of
Name	Date	Incorporation

J M Lumber Inc	August 2003	USA
Nuroc Plumbing & Heating Supplies Ltd	August 2003	Canada
Key Industries, Inc. d.b.a. Liberty Equipment & Supply Co	September 2003	USA
Tobler Management Holding AG	December 2003	Switzerland
High Country Plumbing Supply Co	December 2003	USA
Simoni SA	January 2004	France
Builders Plumbing & Heating Supply Co	January 2004	USA
Smyth Lumber Company	February 2004	USA
Jeld-Wen Inc (Ft. Wayne, Indiana location only)	February 2004	USA
Salles de Bain du Coteau Inc	March 2004	Canada
Municipal Pipe and Fabricating Company	March 2004	USA
Quercy Negoce SAS	May 2004	France
C.A.E. (Comptoir d’Approvisionnement des Entrepreneurs)	May 2004	France
Bellevue Buildings Supply, Inc	May 2004	USA
Murray Industrial Ltd	May 2004	Canada