Form 20-F/A
WOLSELEY PLC
filed 2005-09-09
CIK 1139313

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F/A

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED JULY 31, 2004

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-15186

WOLSELEY plc
(Exact Name of Registrant as Specified in its Charter)

England and Wales
(Jurisdiction of Incorporation or Organization)

Parkview 1220
Arlington Business Park, Theale, Reading, Berkshire, RG7 4GA, United Kingdom
(Address of Principal Executive Offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

American Depositary Shares, represented by American Depositary Receipts, each representing two (2) Ordinary Shares	New York Stock Exchange

Ordinary Shares of 25p each*	New York Stock Exchange

*	Listed, not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of October 29, 2004:

Ordinary Shares of 25p each               585,835,004*

*	Includes American Depositary Shares representing Ordinary Shares.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

  YES                NO

Indicate by check mark which fiscal statement item the Registrant has elected to follow:

ITEM 17       ITEM 18

Explanatory Note

     Wolseley plc filed its Annual Report on Form 20-F for its fiscal year ended July 31, 2004 on November 18, 2004 (the "Form 20-F"). This Form 20-F/A is being filed to include revised certifications as required by Section 302 of the Sarbanes-Oxley Act of 2002 in proper form and location. No other changes to the Form 20-F have been made hereby.

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

Robert M. Walker. Mr Walker was first appointed to the Board on July 1, 1999. He is Chairman of the remuneration committee and a member of the nominations committee. Mr Walker is currently Group Chief

<<<<<

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

All members of the committee receive appropriate induction, which is in addition to the induction which all new directors receive and includes an overview of the business, its financial dynamics and risks. Audit committee members are expected to have an understanding of the following areas – the principles of, contents of, and

<<<<<

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

Back to Contents

PART III

ITEM 19: EXHIBITS

Exhibit No.	Description

1.1	Memorandum and Articles of Association of Wolseley plc.*
2.1	Form of Deposit Agreement between Wolseley plc and The Bank of New York, as Depositary.*
4.1	Service Agreement dated September 25, 2002 between Stephen P. Webster and Wolseley plc.**
4.2	Agreement dated April 30, 2003 between Saprodis S.A.S. (1), Cofiger S.A.S. (2), Pinault-Printemps Redoute S.A.(3) and Wolseley plc (4) for the acquisition of Pinault Bois et Matériaux S.A.***
4.3	Service Agreement dated June 27, 2003 between Fenton Norton Hord and Wolseley plc.***
4.4	Service Agreement dated July 9, 2003 between Charles Augustus Banks and Wolseley plc.***
4.5	Service Agreement dated July 18, 2003 between Claude A. Swanson Hornsby III and Wolseley plc.***
4.6	Service Agreement dated July 21, 2003 between Gérard Legtmann and Wolseley plc.***
4.7	Service Agreement dated June 6, 2003 between Adrian Barden and Wolseley plc.***
4.8	Engagement Letter dated September 2, 2002 between John Whybrow and Wolseley plc.***
4.9	Engagement Letter dated October 15, 2002 between Robert Walker and Wolseley plc.***
4.10	Engagement Letter dated November 12, 2002 between John Allan and Wolseley plc.***
4.11	Engagement Letter dated October 18, 2002 between James Murray and Wolseley plc.***
4.12	Engagement Letter dated June 16, 2003 between Gareth Davis and Wolseley plc.***
4.13	Rules of the Wolseley plc 2002 Long Term Incentive Scheme.***
4.14	Deed of Variation to Service Agreement dated July 29, 2003, between Wolseley plc and Charles A. Banks.***
4.15	Deed of Variation to Service Agreement dated July 30, 2003, between Wolseley plc and Stephen P. Webster.***
4.16	Deed of Variation to Service Agreement dated August 11, 2003, between Wolseley plc and Fenton N. Hord.***
4.17	Deed of Variation to Service Agreement dated September 12, 2003, between Wolseley plc and Gérard Legtmann.***
4.18	Service Agreement dated October 20, 2003 between Jacques Régis-Descours and Wolseley Centers France.****
4.19	Rules of the Wolseley Share Option Plan 2003.****
4.20	Engagement Letter dated October 17, 2003 between Nigel Stein and Wolseley plc.****
4.21	Engagement Letter dated June 25, 2004 between Andrew J. Duff and Wolseley plc.****
8.1	List of Subsidiaries – Amended****
8.2	Principal Subsidiary Trade Names – Amended****
10.1	PricewaterhouseCoopers LLP consent, dated November 19, 2004****
11.1	Group Code of Ethics***
11.2	Group Whistleblowing Policy***
11.3	Pre-approval policy and procedures for the provision of non-audit services by the Auditors.***
12.1	Certification by Charles A Banks
12.2	Certification by Stephen P Webster
13.1	Certification by Group Chief Executive and Group Finance Director

*	incorporated by reference to Wolseley’s Registration Statement on Form 20-F (No. 1-15186).
**	incorporated by reference to Wolseley’s Annual Report on Form 20-F for fiscal year 2002 (No. 1-15186).
***	incorporated by reference to Wolseley’s Annual Report on Form 20-F for fiscal year 2003 (No. 1-15186).
****	Filed with Wolseley’s Annual Report on Form 20-F for fiscal year 2004 (No. 1-15186).

Back to Contents

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

WOLSELEY plc

By: /s/ Mark J. White

Mark J. White
Group Company Secretary and Counsel

Date: September 9, 2005

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

Notes to the consolidated financial statements (continued)
Year ended July 31, 2004

Capital and operating lease commitments

The Group leases property, buildings and plant, machinery and equipment under capital and operating lease agreements, which are subject to various renewal options and escalation clauses. The following is a summary as of July 31, 2004 of the future minimum lease payments under these agreements:

	Capital	Operating
	leases	leases
Year ending July 31:	£m	£m

2005	8.3	113.6
2006	7.9	96.0
2007	2.9	80.5
2008	2.6	65.6
2009	2.4	54.2
Thereafter	8.7	263.9

Total minimum lease payments	32.8	673.8

Less interest element	(5.8)

Present value of net minimum lease payments	27.0

Back to Index

WOLSELEY plc

Principal Subsidiaries

Name	Country of Incorporation or Registration

Ferguson Enterprises Inc	United States
Stock Building Supply Inc	United States
Wolseley UK Limited (formerly Wolseley Centers Limited)	United Kingdom
Brossette SA	France
Wolseley Canada Inc.	Canada
Wolseley Austria AG (formerly OAG Handelsbeteiligungs AG)	Austria
Cesaro Spol sro	Czech Republic
Mart Kft	Hungary
Manzardo SpA	Italy
Comptoir des Fers et Métaux SA	Luxembourg
Heatmerchants Limited	Republic of Ireland
Brooks Group Limited	Republic of Ireland
Electro-Oil International AS	Denmark
Wasco Holding BV	The Netherlands
PB & M SA (Formerly Pinault Bois et Materiaux SA)	France
Wolseley (Schweiz) AG (formerly Tobler Management Holdings AG)	Switzerland

Principal subsidiaries are all wholly owned and operate mainly in the countries of incorporation or registration as stated above.

Acquisitions completed during the year

Country of
Name	Date	Incorporation

J M Lumber Inc	August 2003	USA
Nuroc Plumbing & Heating Supplies Ltd	August 2003	Canada
Key Industries, Inc. d.b.a. Liberty Equipment & Supply Co	September 2003	USA
Tobler Management Holding AG	December 2003	Switzerland
High Country Plumbing Supply Co	December 2003	USA
Simoni SA	January 2004	France
Builders Plumbing & Heating Supply Co	January 2004	USA
Smyth Lumber Company	February 2004	USA
Jeld-Wen Inc (Ft. Wayne, Indiana location only)	February 2004	USA
Salles de Bain du Coteau Inc	March 2004	Canada
Municipal Pipe and Fabricating Company	March 2004	USA
Quercy Negoce SAS	May 2004	France
C.A.E. (Comptoir d’Approvisionnement des Entrepreneurs)	May 2004	France
Bellevue Buildings Supply, Inc	May 2004	USA
Murray Industrial Ltd	May 2004	Canada

Exhibit List

Exhibit No.	Description

1.1	Memorandum and Articles of Association of Wolseley plc.*
2.1	Form of Deposit Agreement between Wolseley plc and The Bank of New York, as Depositary.*
4.1	Service Agreement dated September 25, 2002 between Stephen P. Webster and Wolseley plc.**
4.2	Agreement dated April 30, 2003 between Saprodis S.A.S. (1), Cofiger S.A.S. (2), Pinault-Printemps Redoute S.A.(3) and Wolseley plc (4) for the acquisition of Pinault Bois et Matériaux S.A.***
4.3	Service Agreement dated June 27, 2003 between Fenton Norton Hord and Wolseley plc.***
4.4	Service Agreement dated July 9, 2003 between Charles Augustus Banks and Wolseley plc.***
4.5	Service Agreement dated July 18, 2003 between Claude A. Swanson Hornsby III and Wolseley plc.***
4.6	Service Agreement dated July 21, 2003 between Gérard Legtmann and Wolseley plc.***
4.7	Service Agreement dated June 6, 2003 between Adrian Barden and Wolseley plc.***
4.8	Engagement Letter dated September 2, 2002 between John Whybrow and Wolseley plc.***
4.9	Engagement Letter dated October 15, 2002 between Robert Walker and Wolseley plc.***
4.10	Engagement Letter dated November 12, 2002 between John Allan and Wolseley plc.***
4.11	Engagement Letter dated October 18, 2002 between James Murray and Wolseley plc.***
4.12	Engagement Letter dated June 16, 2003 between Gareth Davis and Wolseley plc.***
4.13	Rules of the Wolseley plc 2002 Long Term Incentive Scheme.***
4.14	Deed of Variation to Service Agreement dated July 29, 2003, between Wolseley plc and Charles A. Banks.***
4.15	Deed of Variation to Service Agreement dated July 30, 2003, between Wolseley plc and Stephen P. Webster.***
4.16	Deed of Variation to Service Agreement dated August 11, 2003, between Wolseley plc and Fenton N. Hord.***
4.17	Deed of Variation to Service Agreement dated September 12, 2003, between Wolseley plc and Gérard Legtmann.***
4.18	Service Agreement dated October 20, 2003 between Jacques Régis-Descours and Wolseley Centers France.****
4.19	Rules of the Wolseley Share Option Plan 2003.****
4.20	Engagement Letter dated October 17, 2003 between Nigel Stein and Wolseley plc.****
4.21	Engagement Letter dated June 25, 2004 between Andrew J. Duff and Wolseley plc.****
8.1	List of Subsidiaries – Amended****
8.2	Principal Subsidiary Trade Names – Amended****
10.1	PricewaterhouseCoopers LLP consent, dated November 19, 2004****
11.1	Group Code of Ethics***
11.2	Group Whistleblowing Policy***
11.3	Pre-approval policy and procedures for the provision of non-audit services by the Auditors.***
12.1	Certification by Charles A Banks
12.2	Certification by Stephen P Webster
13.1	Certification by Group Chief Executive and Group Finance Director

*	incorporated by reference to Wolseley’s Registration Statement on Form 20-F (No. 1-15186).
**	incorporated by reference to Wolseley’s Annual Report on Form 20-F for fiscal year 2002 (No. 1-15186).
***	incorporated by reference to Wolseley’s Annual Report on Form 20-F for fiscal year 2003 (No. 1-15186).
****	Filed with Wolseley’s Annual Report on Form 20-F for fiscal year 2004 (No. 1-15186).