Form 20-F
period 2005-07-31
WOLSELEY PLC
filed 2005-11-18
CIK 1139313

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED JULY 31, 2005

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of July 31, 2005.

Ordinary Shares of 25p each               592,142,431*

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

     ITEM 17             ITEM 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

  YES                NO

Back to Contents

Back to Contents

GENERAL

As used in this Annual Report, “Company” refers to Wolseley plc, and “Wolseley” or the “Group” refers collectively to Wolseley plc and its consolidated subsidiaries.

The consolidated financial statements of Wolseley appearing in this Annual Report (the “Consolidated Financial Statements”) are presented in pounds sterling and are prepared in accordance with accounting principles generally accepted in the United Kingdom (“UK”) (“UK GAAP”). UK GAAP differs in certain respects from accounting principles generally accepted in the United States (“US”) (“US GAAP”). The significant differences between UK GAAP and US GAAP relevant to Wolseley are identified beginning on page F-47 of the Consolidated Financial Statements.

This Annual Report contains amounts in British pounds sterling (“£”) or pence (“p”) (1p is equivalent to 1/100 of £1). For information on exchange rates between British pounds sterling and US dollars (“US dollars” or “$”) or cents (“¢”), see “Item 3 – Key Information – British Pounds Sterling Exchange Rate Information” on page 6.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This Annual Report contains forward looking statements. The Company desires to take advantage of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995 and is including this statement for the express purpose of availing itself of the protections of the safe harbor with respect to all forward looking statements. Several important factors, in addition to the specific factors discussed in connection with such forward looking statements individually, could affect Wolseley’s future results and could cause those results to differ materially from those expressed in the forward-looking statements contained in this Annual Report. These forward looking statements may generally, but not always, be identified by the use of words such as “will”, “expects”, “is expected to”, “should”, “may”, “is likely to”, “intends”, “believes” or similar expressions. Statements, other than statements of historical fact, included in this Annual Report including, without limitation, the statements under “Key Information”, “Information on the Group”, “Operating and Financial Review and Prospects” and “Quantitative and Qualitative Disclosures about Market Risk” are, or may be deemed to be, forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended (the “Exchange Act”). By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and are outside Wolseley’s control.

Important factors that could cause actual results to differ materially from those discussed in such forward looking statements include, but are not limited to, changes in economic conditions, including in particular the general strength or weakness of the plumbing and heating and building materials industries in North America and Europe, in both the private (residential and commercial) and public sectors; risks related to Wolseley’s growth strategy; fluctuations in product pricing; Wolseley’s ability to manage its growth; actions of competitors; risks related to Wolseley’s international operations; risks related to litigation in the jurisdictions in which Wolseley operates; Wolseley’s ability to identify and successfully integrate acquisitions and realize synergies from acquired companies; Wolseley’s ability to finance acquisitions; changes in government regulations in countries in which Wolseley has operations; Wolseley’s ability to retain and attract personnel; continued development of e-business distribution alternatives; changes in exchange rates and other factors discussed elsewhere in this Annual Report, in particular under “Item 3 – Key Information – Risk Factors Relating to Wolseley’s Industry and Business” (all such factors, and cautionary statements with respect thereto collectively, “Cautionary Statements”). All subsequent written and oral forward-looking statements attributable to Wolseley or persons acting on behalf of Wolseley are expressly qualified in their entirety by such Cautionary Statements. In addition to factors set forth elsewhere in this Annual Report, the factors set forth above are important factors, although not exhaustive, that may cause actual results and developments to differ materially from those expressed or implied by these forward looking statements.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The selected financial data set forth below, for and as of the end of, the five fiscal years ended July 31, 2005, 2004, 2003, 2002 and 2001 are derived from the Consolidated Financial Statements included elsewhere in this Annual Report or previously published. These selected financial data are qualified in their entirety by reference to, and should be read in conjunction with, the Consolidated Financial Statements and “Operating and Financial Review and Prospects” included in Item 5 of this Annual Report.

The Company’s Consolidated Financial Statements are prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP. Reconciliations to US GAAP are set forth on page F-47 of the Consolidated Financial Statements.

Back to Contents

	Year Ended July 31,
	2005	2004	2003	2002	2001
	£m	£m	£m	£m	£m

	(Amounts in millions, except per share amounts)
Amounts in accordance with UK GAAP Consolidated Profit and Loss Account Data
Turnover (Sales)	11,257.7	10,128.1	8,221.0	7,967.6	7,194.9
Operating profit	677.4	580.2	443.0	437.2	396.4
Exceptional loss on disposal of operations(1)	—	—	—	—	(70.0)
Profit on ordinary activities before interest	677.4	580.2	443.0	437.2	326.4
Net interest payable	(29.6)	(21.1)	(17.0)	(26.5)	(35.2)
Profit on ordinary activities before tax	647.8	559.1	426.0	410.7	291.2
Taxation	(186.6)	(162.1)	(127.6)	(122.5)	(106.1)
Profit on ordinary activities after tax	461.2	397.0	298.4	288.2	185.1
Basic earnings per share	78.53p	68.15p	51.53p	49.96p	32.17p
Diluted earnings per share	77.71p	67.36p	51.12p	49.46p	32.12p
Dividends, net per share	26.40p	23.80p	21.20p	18.90p	16.90p
Other Data
Goodwill amortization	(43.4)	(39.0)	(29.9)	(26.7)	(17.8)
Consolidated Balance Sheet Data
Total assets (fixed assets plus current assets)	6,415.9	5,336.4	4,886.4	3,894.0	3,995.8
Net assets	2,306.9	1,901.9	1,774.2	1,599.9	1,496.4
Share capital	148.0	146.3	145.2	144.5	144.1
Number of shares in issue at period end	592.1	585.1	580.7	577.9	576.3
Amounts in accordance with US GAAP(2)
Operating profit	639.0	577.1	451.8	400.7	319.8
Net income(3)	444.0	403.9	310.6	243.9	173.4
Basic earnings per share	75.61p	69.33p	53.64p	42.26p	30.14p
Diluted earnings per share	74.94p	68.53p	53.21p	41.84p	30.09p
Total assets	6,759.5	5,645.3	5,141.2	4,100.6	4,223.0
Shareholders’ funds	2,612.6	2,200.4	2,047.0	1,851.5	1,841.0

(1)	The exceptional loss on disposals for the year ended July 31, 2001 relates to the disposal of the Group’s manufacturing businesses.
(2)	See Note 40 of the Consolidated Financial Statements for a description of significant differences between UK GAAP and US GAAP.
(3)
Following the adoption of the new US accounting standards for business combinations and goodwill, goodwill on acquisitions completed since July 1, 2001 has not been amortized under US GAAP. Goodwill amortization included in the determination of net income under US GAAP in the years ended July 31, 2002 and 2001 was £46.0 million and £38.3 million, respectively. From August 1, 2002 goodwill has ceased to be amortized under US GAAP.

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

	US Dollars per British Pounds Sterling Exchange Rate
Month	High	Low

February 2005	1.9249	1.8570
March 2005	1.9292	1.8657
April 2005	1.9197	1.8733
May 2005	1.9048	1.8205
June 2005	1.8368	1.7930
July 2005	1.7753	1.7303
August 2005	1.8148	1.7695
September 2005	1.8420	1.7620
October 2005	1.7855	1.7484

Company fiscal year ended July 31,	US Dollars per British Pounds Sterling Average of the Noon Buying Rate on the Last Business Day of Each Full Month

2001	1.4418
2002	1.4594
2003	1.5915
2004	1.7590
2005	1.8547

On October 31, 2005, the most recent practicable date for this Annual Report, the Noon Buying Rate was $1.7689 = £1.00 (consequently, $1.00 = £0.56 at this rate).

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

Many of Wolseley’s products are distributed to professional contractors in connection with commercial, industrial and residential construction projects. The level of activity in residential construction markets depends on many factors Wolseley cannot control. These include general economic conditions, mortgage and other interest rates, inflation, unemployment, demographic trends, gross domestic product growth, the price of oil and consumer confidence in each of the countries and markets in which Wolseley operates. Historically, both new housing starts and residential remodeling decrease in slow economic periods. The level of activity in the commercial and industrial construction market depends largely on vacancy rates and general economic conditions. Because residential and commercial and industrial construction markets are sensitive to changes in the economy, downturns (or lack of substantial improvement) in the economy in any of Wolseley’s geographic markets could adversely affect Wolseley’s business, financial condition and results of operations. The US building materials business is particularly dependent upon the new residential/housing market, which may be adversely affected by significant rises in interest rates and unemployment. Such factors could also have an adverse impact on loss ratios in Wolseley’s construction loan lending program. The market in continental Europe, for example, which accounted for approximately 20.3% of Wolseley’s sales in the year ended July 31, 2005, has been subdued since fiscal 2002 with only modest signs of recovery in recent years. To the extent recovery from these soft market conditions does not materialize or otherwise takes place over an extended period of time, Wolseley’s business, financial condition and results of operations may be adversely affected. In addition, the commercial and residential construction and building materials industries may be affected by weather conditions. Because of these factors, there may be fluctuations in Wolseley’s operating results, and the results for any period may not be indicative of results for any future period.

There are risks related to Wolseley’s operating and growth strategies.

A key element of Wolseley’s strategy is to increase the profitability and revenues of its organic businesses as well as that of the businesses it acquires. Although Wolseley has been implementing this strategy over the past several years, it cannot provide assurances that it will continue to be able to do so successfully. There are risks related to the ability of Wolseley to organically grow businesses, such as those set forth below, and it may not be possible for Wolseley to complete the number of acquisitions at the same rate that it has done so in the past. Another key component of Wolseley’s strategy is to operate its businesses on a basis where local management is responsible for day-to-day operations, profitability and the organic growth of the individual businesses. Local management is overseen by European and North American regional management teams. As a result, Wolseley’s overall profitability could be adversely affected if it is unable to maintain the efficiencies of operating in this manner.

Wolseley’s ability to generate organic growth will be affected by various factors, including its ability to:

–	increase sales to existing customers;
–	introduce new products or lines of business;
–	attract new customers;
–	acquire or develop new brands or outlets;
–	improve operating efficiency;
–	reduce operating and overhead expenses;
–	increase net margins; and
–	hire and retain employees.

Many factors affecting Wolseley’s ability to generate organic growth may be beyond its control. Wolseley cannot be sure that its strategies will be successful or that it will be able to generate enough cash flow from operations to fund its operations and support these strategies. This could materially and adversely affect its business, financial condition and results of operations.

Back to Contents

Fluctuating product prices and unexpected product shortages may impair Wolseley’s operating results.

The market price and availability of lumber, gypsum, steel, aluminum, copper, nickel alloys, plastic and other products (or commodities used in such products) distributed by Wolseley can fluctuate quickly and significantly. These fluctuations may adversely affect Wolseley’s results of operations. For example, the average price for framing lumber, a significant product for Wolseley’s US Building Materials business fell by 12.4% between July 2004 and October 2004, rose by 13.1% from October to March 2005 before falling by 10% in the period to July 2005. Lower lumber prices had the effect of reducing sales and profitability in the period affected. For additional information on the effect of lumber prices, see “Item 4 – Information on the Group – Business Overview – Raw Materials and Commodities”. Ferguson Enterprises, Inc., the US part of the North American Plumbing and Heating business, for example, saw price inflation in products such as copper, steel and plastics during the second half of the 2004 fiscal year. Although in recent years, Wolseley has generally been able to pass raw material price increases on to its customers, there can be no assurance that it will be able to do so in the future, and even if Wolseley is ultimately able to pass on such price increases, delays in doing so may adversely affect results of operations in those periods.

Wolseley distributes plumbing and heating materials and building supplies, including lumber, from a wide variety of manufacturers and suppliers. No one supplier or manufacturer accounted for more than 5% of the Group’s total material and supply purchases during the 2005 fiscal year. Nevertheless, Wolseley may still experience shortages as a result of unexpected demand or production difficulties. If Wolseley is unable to obtain sufficient products from manufacturers and suppliers, there could be a short-term material adverse effect on the Group’s business.

Wolseley’s business growth could outpace the capability of its management and systems.

Wolseley expects to grow both organically and through acquisitions. Wolseley expects to expend significant time and effort in evaluating, completing and integrating acquisitions and opening new facilities. Further expenditure was incurred during the 2005 fiscal year in the Group’s infrastructure, logistics, systems and human resources. However, Wolseley cannot be certain that its existing systems, including supply chain and logistics, will be adequate to support its expanding operations and acquisitions without the need to spend additional resources to extend capacity and upgrade as necessary. Any future growth also will impose significant additional responsibilities on Wolseley’s senior management and executive officers. Wolseley’s success and ability to undertake new and concurrent business change initiatives will therefore depend on recruiting new, and retaining existing, senior level managers and officers and the successful implementation of infrastructure, logistics and system changes. To the extent Wolseley cannot accomplish these matters, its business, financial condition and results of operations could be materially and adversely affected.

Wolseley may lose business to competitors and otherwise be unable to compete favorably in its industries.

The plumbing and heating and building materials industries in most of the countries in which Wolseley operates are fragmented. The principal competitive factors are availability of materials and supplies, pricing of products, customer service, availability of credit, technical product knowledge with respect to application and usage, and advisory and other service capabilities. Wolseley’s competition varies by product line, type of customer and geographic market. Wolseley competes with many local, regional, and, in several markets and product categories, other national distributors and product manufacturers. Wolseley, to a much more limited extent, also competes with the large home center chains, such as The Home Depot and Lowe’s in the US and B&Q in the UK, for business from professional contractors. Wolseley cannot be sure that competition from such large home center chains or consolidation in an otherwise fragmented market will not, in the future, include greater competition for the business of professional contractors. Several of the companies that compete with Wolseley may have substantially greater financial and other resources. No assurance can be given that Wolseley will be able to respond effectively to such competitive pressures. Increased competition by existing and future competitors could result in reductions in sales, prices, volumes and gross margins that could materially adversely affect Wolseley’s business, financial condition and results of operations. Furthermore, Wolseley’s success will depend, in part, on its ability to gain market share from competitors.

Back to Contents

Wolseley is subject to risks related to its international operations.

Wolseley has its principal operations in the US, Canada and Europe and plans to continue to expand in each area. Accordingly, Wolseley is subject to specific risks of conducting business in these geographic regions. For example:

–
Wolseley may have difficulty managing and administering an internationally dispersed business. In particular, the management of Wolseley’s personnel across offices in 14 countries can present logistical and management challenges. Additionally, international operations present challenges related to operating under different business cultures, laws and languages;

–	fluctuations in currency exchange rates may negatively affect Wolseley’s operating results and its financial position;

–	economic, social or political instability in some international markets may adversely affect Wolseley’s businesses in those regions;

–	Wolseley may have to comply with unexpected changes in foreign laws and regulatory requirements;

–	export controls or other regulatory restrictions could prevent Wolseley from sourcing and shipping its products into and from some markets;

–
Wolseley may not be able to adequately protect its trademarks and other intellectual property overseas due to uncertainty of laws and enforcement in a number of countries relating to the protection of intellectual property rights;

–	changes in tax regulation and international tax treaties could adversely affect the level of taxation paid by Wolseley; and

–	Wolseley may have difficulty sourcing on a multinational basis products of a sufficiently good quality and specification to be supplied to all Group companies.

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

If Wolseley cannot secure acceptable financing, it may be unable to pursue its acquisition and organic growth strategies successfully. Wolseley cannot predict the timing, size and success of its acquisitions or the capital it will need for those efforts. Using cash for acquisitions could limit Wolseley’s financial flexibility and increases the likelihood that Wolseley will need to seek additional capital through future debt or equity financings. Additional debt may include financial covenants limiting Wolseley’s operational and financial flexibility. Ordinary shares may be used as a component of the consideration for future acquisitions. Issuances of ordinary shares for acquisitions or additional equity financing may dilute the ownership interests of the Company’s shareholders, including holders of American Depositary Receipts (“ADRs”) evidencing the Company’s ADSs. If the Company’s ordinary shares do not maintain a sufficient market value or potential acquisition candidates are unwilling to accept ordinary shares, Wolseley may be required to use more of its cash resources to pursue its acquisition program. Wolseley cannot provide assurances that additional debt or equity financing will be available on acceptable terms.

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

In the case of asbestos litigation, Wolseley employs independent professional advisors to actuarially assess the potential gross liability. Their work, which results in a range of high, likely and low estimates, necessitates the application of certain assumptions relating to claims development and the cost of settling such claims over the remaining lifetime of the potential litigants, which is approximately 50 years. Whilst actual experience is reviewed against the assumptions each year and the liability adjusted in the financial statements, there can be no assurance that these assumptions will prove correct over the long term.

Wolseley has insurance which significantly exceeds the current estimated liability. Based on current estimates, no profit or cash flow impact is therefore expected to arise in the foreseeable future. However, there can be no assurance that these assumptions will prove correct. In accordance with UK GAAP, Wolseley has recognized a discounted liability of £31.7 million in respect of asbestos litigation. The liability of £31.7 million represents the most likely outcome of a range of high, likely and low estimates determined by the independent professional advisors employed by Wolseley. An equal debtor amount of £31.7 million is shown in other debtors reflecting the discounted sum recoverable from insurers in respect of this liability.

Factors which could cause actual results to differ from these estimates and expectations include: (i) adverse trends in the ultimate number of asbestos claims filed against any of Wolseley’s subsidiaries; (ii) increases in the cost of resolving current and future asbestos claims as a result of adverse trends relating to settlement costs, dismissal rates, legal fees and/or judgment sizes; (iii) decreases in the amount of insurance available to cover asbestos claims as a result of adverse changes in the interpretation of insurance policies or the insolvency of insurers; (iv) the emergence of new trends or legal theories that enlarge the scope of potential claimants; (v) the impact of bankruptcies of other companies whose share of liability may be imposed on Wolseley’s subsidiaries under certain state liability laws; (vi) the unpredictable aspects of the litigation process; (vii) adverse changes in the mix of asbestos-related diseases with respect to which asbestos claims are made against Wolseley’s subsidiaries; (viii) potential legislative changes; and (ix) changes in the discount rate used to determine the discounted sum.

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

Fluctuations in the exchange rate between the British pound sterling and the US dollar could have an adverse effect on the market price of the Company’s ADRs. See “Item 3 – Key Information – British Pounds Sterling Exchange Rate Information” for a discussion of exchange rates.

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

Back to Contents

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

Back to Contents

ITEM 4. INFORMATION ON THE GROUP

A. History and Development of the Company

The Company and its subsidiaries form an international group of companies, engaged primarily in the wholesale distribution and supply of plumbing, heating and industrial products and building materials, with operations in the US, Canada and Europe. The Company is organized under the laws of England and Wales, and its registered office is located at Parkview 1220, Arlington Business Park, Theale, Nr Reading, RG7 4GA, United Kingdom. Its telephone number is 011 44 118 929 8700. The ordinary shares of 25p each of the Company are listed on the London Stock Exchange, and the ADSs of the Company (each ADS representing two ordinary shares) are listed on the New York Stock Exchange (“NYSE”). The ratio of ADSs to ordinary shares was reduced from five ordinary shares to two ordinary shares on February 2, 2004. The ADSs are evidenced by ADRs issued by The Bank of New York. The market capitalization of the Company as of October 31, 2005 was £6,803,926,156.

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

Throughout the past 25 years, Wolseley has expanded its businesses through organic growth and acquisitions in the US, Canada and Europe. During the 1980s, the Company expanded its operations into the US with the acquisition of Ferguson Enterprises Inc. (“Ferguson”) in 1982, Carolina Holdings Inc. (now known as Stock Building Supply Holdings, Inc. or “SBS”) in 1986, and has made further acquisitions since that time. Wolseley’s European expansion included the acquisition of Brossette SA (“Brossette”) in France in 1992, followed by the acquisition of ÖAG Handelsbeteiligungs AG (now known as Wolseley Austria AG) (“ÖAG”) in Austria in 1994 and the acquisitions in 1999 of Heatmerchants Limited (“Heatmerchants”) in the Republic of Ireland, Manzardo SpA (“Manzardo”) in Italy and Comptoir des Fers et Métaux SA (“CFM”) in Luxembourg. In July 2001, Wolseley expanded into Canada with the acquisition of Westburne Plumbing & Waterworks Inc., Westburne Refrigeration & HVAC Inc. and Westburne Industrial Products, Inc. (together, “Wolseley Canada”). During 2000 and 2001, Wolseley sold its remaining manufacturing businesses and focused its activities entirely on its distribution business, which consists of three distribution segments: North American Plumbing and Heating Distribution, US Building Materials Distribution and European Distribution. In July 2002 Wolseley maintained this focus by expanding into the Netherlands with the acquisition of Wasco Holdings BV and in July 2003 completed the purchase of Pinault Bois et Matériaux SA (now known as PB & M SA) (“PBM”), a French building materials distribution business. In December 2003, Wolseley entered into the Swiss market with the purchase of Tobler Management Holding AG (now known as Wolseley (Schweiz) AG), (“Tobler”), a Swiss plumbing and heating distribution business. In August 2004, Wolseley acquired the Irish building materials distribution group, Brooks Group Limited (“Brooks Group”). In October 2005, Wolseley entered into the Belgian market with the purchase of Centratec NV, a distributor of residential and commercial heating equipment and pipes, valves and fittings.

Acquisitions and Divestitures

Acquisitions

A significant aspect of Wolseley’s business strategy is growth through acquisitions. These acquisitions enable Wolseley to improve its service to customers through an expansion of its branch network and product offerings. During the fiscal year ended July 31, 2005, Wolseley completed a total of 26 acquisitions for an aggregate

Back to Contents

purchase price including debt acquired equal to approximately £431 million. Wolseley’s North American Plumbing and Heating Distribution segment acquired a total of ten companies for approximately £100 million, whose last 12 months sales were £252 million. The US Building Materials Distribution Segment completed six acquisitions for £159 million as part of its continued strategy to expand its geographic coverage into markets which offer good growth prospects. The last 12 months’ aggregate sales achieved by such acquired businesses was £283 million. Wolseley’s European Distribution segment acquired ten companies for approximately £172 million, whose last 12 months sales were £237 million.

Between August 1, 2005 and October 31, 2005, Wolseley completed a total of eleven acquisitions for a total consideration of approximately £317 million.

During the three fiscal years ended July 31, 2005, Wolseley acquired a total of 65 companies for an aggregate consideration of £1,068 million. Specifically, Wolseley’s North American Plumbing and Heating Distribution segment acquired 24 businesses for £154 million, its US Building Materials Distribution segment acquired 13 businesses for £231 million and its European Distribution segment acquired 28 businesses for £683 million.

Divestitures

During the three fiscal years ended July 31, 2005, Wolseley did not make any material divestitures of operations.

B. Business Overview

The Company is a holding company that operates with strong experienced management teams leading each principal operating subsidiary. Wolseley’s principal operating businesses are organized into three segments: North American Plumbing and Heating Distribution, US Building Materials Distribution and European Distribution. During the fiscal year ended July 31, 2005, these three segments accounted for all of Wolseley’s total sales. A European management team oversees the operations in Europe. With effect from August 1, 2005, Wolseley has created a North American management team to oversee its operations in North America comprising the North American Plumbing and Heating Distribution segment and the US Building Materials Distribution segment. Up until 2001, Wolseley had several manufacturing and other subsidiaries which were then sold. With the divestiture of these manufacturing subsidiaries, Wolseley is now focused almost entirely on the distribution and supply of plumbing, heating and industrial products and building materials.

According to the July 2005 edition of The Wholesaler(1), a recognized US trade publication, Wolseley is the market leading(2) distributor of plumbing and heating products to professional contractors in the US.

Wolseley also believes that it has market leading positions in the plumbing and heating business in the UK, France and Austria, based on its knowledge and experience in the plumbing and heating business in these countries. Additionally, according to the July 2005 edition of The Wholesaler, Wolseley is the leading distributor of industrial pipes, valves and fittings in the US. Wolseley also believes that it has a market leading position in this activity in the UK based on its knowledge and experience of the industrial pipes, valves and fittings distribution market in the UK. According to this edition of The Wholesaler, Wolseley is the second largest distributor of plumbing and heating products in the Canadian market. For the fiscal year ended July 31, 2005, Wolseley’s plumbing and heating activities accounted for approximately 65% of Wolseley’s turnover (sales). Wolseley’s plumbing and heating activities include the distribution and supply of residential and commercial and industrial plumbing supplies, including pipes, valves and fittings, heating, ventilation and air conditioning products, industrial supplies and specialized plumbing products for utilities, mechanical contractors, irrigation, fire suppression and industrial and commercial users.

(1)	Wolseley has neither funded nor is it otherwise affiliated with any trade publication ranking or report which is cited in this Annual Report as support for Wolseley’s competitive market position.
(2)	The references throughout this document to market leading positions are based on such positions measured against total sales.

Back to Contents

According to the May 2005 edition of Pro Sales and the August 2005 edition of Home Channel News (the Pro Dealer 350 listing), each a recognized US trade publication, SBS is the leading distributor of lumber products and building materials to professional contractors in the US. Wolseley also believes that it is a leading distributor of building materials in the UK, based on its knowledge and experience of the building materials market in the UK. Wolseley believes, based on its knowledge and experience in the French building materials distribution market, that PBM, its French building materials distribution business, is the number two distributor of heavyside building materials in France. Based on its knowledge and experience in the Irish market, Wolseley believes that the Brooks Group, its Irish building materials distribution business, acquired in August 2004, is the number two distributor of heavyside building materials in Ireland. For the fiscal year ended July 31, 2005, Wolseley’s building materials activities in the US, UK, Ireland and France accounted for approximately 35% of Wolseley’s turnover (sales). Wolseley’s building materials activities include the distribution and supply of lumber, panels millwork, various lumber speciality products, including roofing, floor and roof trusses, wall panels, stairs, doors, windows, kitchen cabinets and various services to the professional contractor. Other significant Wolseley product lines are bricks, sand, cement, roof tiles, paving and drainage products, and tool rentals, insulation and electrical supplies.

Strategy

Wolseley is committed to providing long-term value for its shareholders by pursuing a strategy of growing both organically including new branch openings and through acquisitions and competing internationally in the plumbing and heating and building materials markets.

Organic Growth

Wolseley continues to pursue several strategies designed to accelerate organic growth. These strategies include:

New Branches. Wolseley has continued to invest in branch openings, enabling its businesses to further enhance their market leading positions, and has expanded its branch network into existing and new markets. During the last fiscal year, Wolseley added, net of closures, 166 new locations.

Integration and Leveraging Activities. An important element of Wolseley’s growth strategy is the integration of facets of Wolseley operations to obtain cost savings, synergies and accelerate growth opportunities.

Further progress was made during the 2005 fiscal year to realize synergies in its business, achieved in conjunction with other Group companies. The European segment made good progress during the year in implementing its strategy to manage all the Group’s European businesses in a more integrated way including negotiating of common supplier agreements and the sharing of best practices in respect of the supply chain. Further Key appointments were made during the year in functions within the new integrated structure. With effect from August 1, 2005 Wolseley implemented a new management structure encompassing all its business in North America. Through this new structure Wolseley intends to leverage its scale and accelerate growth.

Wolseley anticipates that benefits are likely to arise from increasing cooperation between SBS and Wolseley’s US plumbing operations in servicing major home building customers that require a wide range of products as well as joint purchasing of common services such as telecoms.

Distribution Centers (“DCs”). An important part of the growth strategy of the North American Plumbing and Heating Distribution segment and the plumbing and heating business of the European Distribution segment continues to be the opening of new DCs to improve customer service and generate operating efficiencies. Wolseley opened a new DC at Waterloo, Iowa in May 2005 and a new pipeyard in Stockton, California which started operations in September 2005. Board approval has been given for a further 2 DCs for Ferguson. Volumes through the Ferguson distribution center network during the 2005 fiscal year increased by 36% over the previous year. In Canada, the first regional supply center was opened in Burlington, Ontario with further locations to follow. In the UK work started on a new national distribution center while in Italy the decision was taken to invest €20 million in a new central DC in Northern Italy.

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

International Collaboration. Collaboration across the Group should help shorten development time cycles as each of the businesses continues to focus on its unique marketplace and offer customers the service and responsiveness they require in a changing business environment. During the 2004 fiscal year, the Wolseley UK model of small express branches was piloted at five Ferguson locations under the name XpressNet, and proved to be successful. During fiscal year 2005, 60 new XpressNet locations were opened.

Training. High quality training of both employees and customers is a key feature of Wolseley’s service capability and growth strategy. Employees participate in Wolseley’s own modular system of training at specialized in-house facilities and in co-operative programs with universities and other institutes of higher education. The Ferguson “legacy of leadership” program in the US is one of many training initiatives throughout the Group. This program focuses on preparing the next level of Ferguson leaders. The first graduates from this program have already successfully filled senior roles within Ferguson’s management. Customer training courses are regularly held covering a wide range of product and skill disciplines at both the branch level and in Wolseley’s national facilities. Wolseley’s management education and development programs are regarded as of primary importance to ensure that it has the right caliber of resources to keep pace with the development of its businesses. Wolseley has established an annual international executive management program in conjunction with the Darden School of Management, located at the University of Virginia, and subsequently complemented this with a management development program with IMD, a leading European business school based in Switzerland. A European graduate recruitment program was successfully launched during the 2004 fiscal year with 14 graduates joining the Group under the program in September 2004 and a further 31 graduates were recruited by September 30, 2005. Across the Group 754 graduates were recruited in fiscal 2005.

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

Wolseley has invested significantly in recent years to extend its geographic spread, improve operational efficiency and provide a platform for future growth. Wolseley has spent approximately £1,068 million on acquisitions over the last three fiscal years, including £390 million in July 2003 to acquire PBM. For a more detailed discussion of acquisitions, see “Item 4 – Information on the Group, paragraph A – History and Development of the Company – Acquisitions and Divestitures”.

Back to Contents

North American Plumbing and Heating Distribution

Wolseley’s North American Plumbing and Heating Distribution segment is comprised of the businesses of Ferguson and Wolseley Canada, both of which supply plumbing, waterworks and heating products, including industrial pipes, valves and fittings, to markets in North America.

Ferguson

Ferguson is a wholesale distributor of plumbing, heating, waterworks and piping products to professional contractors and the industrial market. Ferguson customers include plumbing, mechanical and utility contractors and air conditioning dealers, plants, utilities, irrigation and fire suppression equipment installers. Ferguson is headquartered in Newport News, Virginia and operates in 50 states, Washington DC, Puerto Rico and Mexico. The July 2005 edition of The Wholesaler ranks Ferguson as the largest distributor in the US of both plumbing supplies, and pipes, valves and fittings and the third largest distributor for heating and cooling systems. Ferguson also provides integrated purchasing services for third party customers.

Based on Wolseley’s knowledge and experience in the US plumbing and heating market, Wolseley believes that Ferguson is the leading ‘coast to coast’ brand name in the US supplying plumbing and heating products to professional contractors. Wolseley estimates that in fiscal 2005 its US plumbing and heating activities accounted for approximately 8-9% of the US plumbing and heating market, based on its knowledge and experience of the US plumbing and heating market. Its sales have grown at a compound growth rate of 12.1% per annum over the last five years. Ferguson had 17,745 employees and operated from 941 branches and seven distribution centers as of July 31, 2005. Ferguson’s distribution center network provides significant competitive advantages through:

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

Wolseley Canada

In July 2001, the Company acquired the Westburne Group for £255 million and thereby expanded its plumbing and heating operations into Canada, as Wolseley Canada. Wolseley Canada distributes plumbing, heating and piping products, including heating, ventilation and air conditioning (“HVAC”), waterworks, refrigeration and fire protection products as well as industrial plumbing supplies. Wolseley Canada customers include professional contractors, utilities and machine shop operators. Wolseley Canada, which comprises the operations of Wolseley Canada, Inc. and Wolseley Industrial Products Group, Inc., conducts business solely in Canada. Wolseley Canada, headquartered in Toronto, operates from 238 locations across Canada, including locations in Calgary, Montreal, Ottawa and Vancouver. Wolseley intends to expand Wolseley Canada by a combination of acquisitions, new branch openings and product diversification. Westburne Supply, Inc. was the US component of the Westburne Group. Wolseley has integrated the Westburne Supply Inc. business into its existing US plumbing and heating operations. According to the July 2005 edition of The Wholesaler, Wolseley Canada is the second largest distributor of plumbing and heating products in Canada.

As of July 31, 2005, Wolseley Canada had 2,639 employees based in Canada and operated from 238 branches.

US Building Materials Distribution

Stock Building Supply

SBS, the parent of Wolseley’s US Building Materials Distribution business, supplies lumber and building materials, including value added pre-assembled components such as roof and floor trusses, and wall panels and floor systems, doors, windows and staircases to house builders and professional contractors. According to the May 2005 edition of Pro Sales, SBS is a leading supplier of residential construction materials in the US, and according to the August 2005 edition of Home Channel News, a leading supplier of such materials. SBS is headquartered in Raleigh, North Carolina and, through wholly-owned subsidiaries, operates in 30 states.

Back to Contents

Previously, these operations were based primarily in the Southeast and Midwest regions, although acquisitions in California, Utah and Texas have significantly increased SBS’s presence in the Western and Southwestern regions. These acquisitions have given SBS a ‘coast to coast’ presence with 255 branches nationwide, including a number with millwork plants and roof truss manufacturing facilities and ten distribution facilities, as of July 31, 2005. SBS’s compound growth rate of sales in the last five years has been 14.1% per annum. Approximately 46% of its current product range relates to framing lumber and panels and approximately 84% of the current business relates to new residential housing based on sales in fiscal 2005. SBS had 14,165 employees as of July 31, 2005.

An important part of SBS’s strategy is to expand its geographic presence, its product range, market sectors, and its value added capability in terms of roof truss and panel plant assembly capability. As part of this strategy, SBS has acquired 21 businesses over the last five years for an aggregate consideration of approximately £319 million.

In addition to distributing lumber products, SBS provides construction loans to builders, secured principally against homes in the course of construction or completed homes awaiting sale. Construction loan receivables as of July 31, 2005 amounted to £263.9 million compared to £187.7 million at the previous year end. Net interest receivable on construction loan lending amounted to £8.7 million as of July 31, 2005 compared to £8.7 million in the prior year. SBS expects to continue to adopt a cautious approach with the loan portfolio, which turned in fiscal 2005 at the rate of 1.53 times compared to 1.68 times in the prior year.

European Distribution

Wolseley believes it is one of the largest specialist distributors of plumbing and heating products to the professional contractor and specialist installer in Europe. Wolseley’s European strategy is to extend the branch network in existing territories through a combination of branch openings, acquisitions, a proactive cross-border transfer of know-how and product diversification. Wolseley also intends to enter new territories in Europe as opportunities arise. The principal driver of the European businesses is the RMI market. Approximately 30% of the sales of the European Distribution segment in the year ended July 31, 2005 related to new residential housing. Following the acquisition of PBM in July 2003, Wolseley believes it is the second largest distributor of building products in France, and following the acquisition of the Brooks Group in August 2004, Wolseley believes it is the second largest distributor of building products in Ireland. Further details of the key management appointments made in the European distribution segment are discussed at “Item 4 B – Information on the Group, paragraph B – Business Overview”.

Wolseley had approximately 25,600 employees in Europe as of July 31, 2005. (See “Item 6 – Directors, Senior Management and Employees, paragraph D – Employees” for a more detailed discussion of Wolseley employees.)

United Kingdom

Wolseley’s UK business is headquartered in Leamington Spa, Warwickshire and is organized into brand driven organizations, which focus on specialized customer groups. These organizations are as follows:

Plumb Center is in the opinion of management the country’s largest distributor of plumbing and bathroom products through branches across the UK. Its principal markets are both new housing and RMI as well as light commercial construction.

Build Center is a national network supplying a wide range of building materials and equipment, including timber, glass, bulk materials and ironmongery.

Drain Center provides pressurized and non-pressurized drainage solutions for the commercial and domestic sectors, and incorporates the operations of Capper Plastics.

Hire Center offers a full range of tools for commercial and domestic hire, including access and site equipment, power tools, carpet cleaning equipment and pumps.

Pipe Center offers pipes, valves and fittings to the commercial and industrial sectors.

Climate Center is, in the opinion of Wolseley management, the UK’s largest wholesaler and distributor of commercial refrigeration and air conditioning products to professional installation, service and maintenance contractors.

Back to Contents

Parts Center is, in the opinion of Wolseley management, the UK’s largest specialist supplier of spare parts to trade customers.

Wolseley UK also includes: Broughton Crangrove and Galley Matrix, distributors of bathroom, kitchen and heating products to “do-it-yourself” centers, boutiques and independent merchants; Unifix, which sells fixings, fasteners, power tools and accessories to the building trade; and Bathstore.com, which supplies bathroom fittings through its showrooms to retail customers.

As of July 31, 2005, there were 1,495 Wolseley UK branches in the UK, serviced by nine distribution centers.

Republic of Ireland

Heatmerchants, in the Republic of Ireland, was acquired by Wolseley in fiscal year 1999 and had 57 branches (18 of which are in Northern Ireland) and one DC as of July 31, 2005. Brooks Group in the Republic of Ireland and Northern Ireland was acquired by Wolseley on August 26, 2004 and had 18 branches as of July 31, 2005. Wolseley UK’s management in the UK is responsible for both the Heatmerchants and Brooks businesses, which includes the distribution of plumbing and heating products as well as tiles and building materials.

Wolseley believes that there will be significant opportunities for synergies between Heatmerchants and Brooks. Benefits are expected to be generated from diversification by product, by customer and by geography and from the use in both Brooks and Heatmerchants of the ‘branch within a branch’ concept, which has been successful within Wolseley UK.

Continental Europe

Wolseley’s French plumbing and heating distribution business, Brossette, is based in Lyon. According to the June 2005 edition of Négoce, a French trade publication, Brossette is the leading distributor of plumbing and heating equipment in France, and Wolseley believes, based on its knowledge and experience in the French plumbing and heating market, that Brossette is the only plumbing and heating distribution business in France with national coverage. Brossette also distributes underground drainage products and pipes, valves and fittings to professional contractors and public authorities. It was acquired by Wolseley in 1992 and has grown from 199 branches at that date to 429 branches and five regional distribution centers as of July 31, 2005.

Wolseley’s French building materials distribution business, PBM, is based in Paris. Wolseley believes, based on its knowledge and experience in the French building materials distribution market, that, based on sales, PBM is the number two integrated distributor of heavyside building materials in France. As of July 31, 2005, it had 290 branches and nine regional distribution centers.

Wolseley’s Austrian business, Wolseley Austria AG, which trades principally as ÖAG, Kontinentale and FAP, is based in Vienna and was acquired by Wolseley in 1994. It operated from 63 branches as of July 31, 2005 and has five distribution centers in Austria. Wolseley believes ÖAG is the leading distributor of plumbing and heating products to professional contractors in Austria, based on Wolseley’s knowledge and experience in the Austrian plumbing and heating market. ÖAG’s subsidiary Wolseley Czech Republic spol. S.r.o. has 22 branches in the Czech Republic and Wolseley Hungaria kft has 29 branches in Hungary, plus a distribution center in both countries.

Manzardo SpA (“Manzardo”), Wolseley’s Italian business, acquired by Wolseley in the fiscal year 1999, is based in Bolzano. Manzardo significantly expanded its business during the fiscal years 2003 to 2005. In January 2005, Wolseley acquired Iser Zauli SpA, which operated 15 branches in the Romagna and Marche region south of Venice. This acquisition has made Manzardo, based on the opinion and knowledge of management, one of the largest companies in the Italian sanitary and heating market. Manzardo operates from 38 branches as of July 31, 2005 and has 458 employees.

Comptoir des Fers et Métaux (“CFM”), Wolseley’s Luxembourg business, operates from two locations in Luxembourg. Wolseley believes CFM is the market leading plumbing and heating distributor in Luxembourg based on Wolseley’s knowledge and experience in the Luxembourg plumbing and heating market. CFM was acquired by Wolseley in fiscal year 2000.

Back to Contents

Electro-Oil International AS, Wolseley’s Danish business, operates from three locations in Denmark. It is primarily involved in the distribution of spares for oil burners, boilers and gas systems.

Wasco Holding BV (“Wasco”), based in the Netherlands, was acquired in July 2002 and operates from 13 branches throughout the Netherlands. The majority of Wasco’s turnover comes from the sale of boilers and radiators. During 2005 Wasco expanded its product range and developed its offering to the RMI market.

Tobler Management Holding AG, (now known as Wolseley (Schweiz) AG, but continuing to trade as Tobler (“Tobler”), based in Switzerland, was acquired in December 2003 and operates from 27 branches throughout Switzerland. Wolseley believes Tobler is the leading wholesaler for heating and “behind the wall” sanitation products and is also one of the leading providers of technical maintenance services in Switzerland based on Wolseley’s knowledge and experience in the Swiss plumbing and heating market.

Centratec N.V., was acquired in October 2005 and operates from 6 locations in the central and eastern regions of Belgium.

Revenues

The table below indicates sales generated by Wolseley’s North American Plumbing and Heating Distribution, US Building Materials Distribution and European Distribution segments in each of the last three fiscal years.

	Fiscal Year Ended July 31,			Fiscal year ended July 31,

Segment	2005	2004	2003	2005
	£m	£m	£m	$m

North American Plumbing & Heating Distribution	4,370.4	3,836.4	3,551.5	7,676.2
US Building Materials Distribution	2,248.9	2,043.7	1,712.8	3,950.0
European Distribution	4,638.4	4,248.0	2,956.7	8,146.9

Total	11,257.7	10,128.1	8,221.0	19,773.1

Translation into US dollars has been made at the balance sheet exchange rate on July 31, 2005 ($1.7564). The US dollar figures in the above table are provided solely for the convenience of the reader and do not reflect the financial information in accordance with generally accepted accounting principles for foreign currency translations,

Divestitures

During fiscal year 2005, Wolseley did not make any material divestitures of operations.

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

Back to Contents

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

Provisions for liabilities and charges in the balance sheet include the estimated liability for asbestos claims on a discounted basis. This liability has been determined actuarially as at July 31, 2005 by independent professional actuarial advisors. The asbestos related litigation is fully covered by insurance, and accordingly an equivalent insurance receivable has been included in current assets – debtors. The level of insurance coverage available significantly exceeds the estimated liability, and no profit or cash flow impact is therefore expected to arise in the foreseeable future. There were 235 (2004: 308) claims outstanding at the July 31, 2005 fiscal year end.

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

Wolseley’s building materials business can be adversely affected by the fluctuation of lumber prices. For example, the average price for framing lumber, a significant product for Wolseley’s US Building Materials Distribution segment over the five fiscal years from 2001 to 2005 has ranged between $400 and $287 per thousand board feet, with the average for the year ended July 31, 2005, being $400. Higher lumber prices had the effect of increasing sales and profitability of that segment during the 2005 fiscal year. In the last two years there has been significant fluctuation in the price of many raw materials, notably in North America. Ferguson, for example, saw price inflation in products such as copper, steel and plastics during the 2004 fiscal year, which accounted for some 40% of the increase in their trading profit achieved during the year. This inflation continued into the first half of the 2005 fiscal year but was less significant than in the second half of fiscal 2004. There can be no assurance that continued volatility of lumber prices and other commodities and sustained periods of low lumber prices or commodities will not materially adversely affect the financial performance of Wolseley. See “Item 5 – Operating and Financial Review and Prospects – Year Ended July 31, 2005 compared to Year Ended July 31, 2004 and Year

Back to Contents

Ended July 31, 2004 compared to Year ended July 31, 2003 – US Building Materials Distribution” for additional information on the effect of lumber prices and other raw material prices.

Seasonality

The businesses of the Group, particularly its heating and building materials business, are, to a degree, seasonal. Since many of Wolseley’s products are intended for exterior use, sales by the Group tend to be lower during periods of inclement weather; this is particularly true with respect to Wolseley’s Northern US, Canadian and Northern European operations. Accordingly, weather conditions occurring during the second and third quarters (November – April) of the Group’s fiscal year may result in the generation of lower sales revenues during those periods than in other periods of the Group’s fiscal year. These seasonal fluctuations are likely to continue in the future. Management closely monitors operating expenses and inventory levels during seasonally affected periods, and to the extent possible, controls variable operating costs to minimize seasonal effects on profitability.

C. Organizational Structure

Wolseley plc is a holding company that operates with strong, experienced management teams leading each principal operating subsidiary. Wolseley’s principal operating businesses are organized into three segments: North American Plumbing and Heating Distribution, US Building Materials Distribution and European Distribution. A European management team oversees the businesses in Europe. With effect from August 1, 2005, Wolseley has created a North American management team to oversee its operations in North America comprising the North American Plumbing and Heating Distribution segment and the US Building Materials Distribution segment. The table below sets forth Wolseley’s principal operating subsidiaries, including for each such subsidiary the applicable segment and country of operation. Each of the following subsidiaries is wholly owned, either directly or indirectly, by Wolseley plc.

Segment	Principal Operating Companies	Country of Operation

North American Plumbing and Heating Distribution	Ferguson Enterprises Inc.	US
	Wolseley Holdings Canada, Inc.	Canada
	Wolseley Industrial Products Group, Inc.	Canada
	Wolseley Canada, Inc.	Canada

US Building Materials Distribution	Stock Building Supply Holdings, Inc.	US

European Distribution	Wolseley UK Limited	UK
	Brossette SA	France
	PB & M SA	France
	Wolseley Austria AG	Austria
	Wolseley Czech Republic spol. s r.o.	Czech Republic
	Wolseley Hungária KFT	Hungary
	Manzardo SpA	Italy
	Comptoir des Fers et Métaux SA	Luxembourg
	Heatmerchants Limited	Republic of Ireland
	Brooks Group Limited	Republic of Ireland
	Electro-Oil International AS	Denmark
	Wasco Holding B.V.	The Netherlands
	Wolseley (Schweiz) AG	Switzerland
	Centratec N.V.	Belgium

Back to Contents

D. Property, Plant and Equipment

As of July 31, 2005, Wolseley operated from 3,977 outlets, including 3,920 branches and 57 regional and national distribution centers and distribution facilities. In North America, including the US and Canada, Wolseley operated from 1,452 outlets, including 1,434 branches and 18 distribution centers and facilities. In Europe, Wolseley operated from 2,525 outlets, including 2,486 branches and 39 distribution centers and facilities. The majority of these properties are leased, and none is considered to have a value that is significant in relation to Wolseley’s assets as a whole. Wolseley owns approximately 650 of its properties, and none of its owned properties is subject to any material encumbrances.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion is based on Wolseley’s Consolidated Financial Statements included in Item 18 of this Annual Report. These financial statements have been prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP. Reconciliations and discussions of the significant differences between UK and US GAAP are set forth in Note 40 of the Consolidated Financial Statements. In addition, various terms used in UK financial statements (such as Wolseley’s) differ from terms commonly used in US financial statements. For example, turnover is the equivalent of sales or revenues and operating profit before goodwill amortization is the equivalent of net income before interest, taxes, goodwill amortization and exceptional items. The US GAAP reconciliations in the Consolidated Financial Statements use common terms as they are used in the US.

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

The residential and commercial and industrial construction markets in which Wolseley operates are sensitive to changes in the economy, and as a result, downturns (or lack of substantial improvement) in the economy in any of Wolseley’s geographic markets could adversely affect Wolseley’s business, financial condition and results of operations. The US economy regained significant momentum during the fiscal year 2004 after low activity levels being seen during fiscal year 2003. This momentum continued in 2005. The market in continental Europe (excluding the UK and Ireland), which accounted for approximately 20% of Wolseley’s sales in the fiscal year ended July 31, 2005, showed modest signs of improvement during the fiscal year 2005 having been soft during the fiscal years 2003 and 2004. To the extent recovery from these soft market conditions does not materialize or otherwise takes place over an extended period of time, Wolseley’s business, financial condition and results of operations may be adversely affected.

Operating Results

	Turnover Year Ended July 31,

	2005	2004	2003	2005
	£m	£m	£m	$m

North American Plumbing and Heating Distribution	4,370.4	3,836.4	3,551.5	7,676.2
US Building Materials Distribution	2,248.9	2,043.7	1,712.8	3,950.0
European Distribution	4,638.4	4,248.0	2,956.7	8,146.9

	11,257.7	10,128.1	8,221.0	19,773.1

Back to Contents

	Operating Profit Year Ended July 31,

	2005	2004	2003	2005
	£m	£m	£m	$m

North American Plumbing and Heating Distribution	296.5	252.0	202.2	520.8
US Building Materials Distribution	130.9	104.0	77.5	229.9
European Distribution	293.4	263.2	193.2	515.3

Trading Profit	720.8	619.2	472.9	1,266.0
Goodwill amortization	(43.4)	(39.0)	(29.9)	(76.2)

Operating profit	677.4	580.2	443.0	1,189.8

Trading profit being operating profit before goodwill amortization is a measure set out in the segmental analysis on F-11 and is a non GAAP measure. The performances of Wolseley’s segments and businesses are discussed using this measure.

This measure closely reflects the way in which operating targets are defined and performance is monitored by the Group’s management. The current businesses within Wolseley have arisen through internal organic growth and through acquisition. Operating profit includes the amortization of goodwill arising on those businesses that have been acquired subsequent to July 31, 1998 and as such does not reflect equally the performance of businesses acquired prior to August 1, 1998 – where no goodwill amortization was recognized, businesses that have developed organically where no goodwill is attributed and those businesses more recently acquired. Wolseley believes that trading profit provides valuable additional information for users of the financial statements in assessing the Group’s performance since it provides information on the performance of the business that local managers are most directly able to influence and on a basis consistent across businesses. Wolseley uses trading profit for planning, budgeting and reporting purposes and for its internal assessment of management performance. Trading margin is Trading Profit expressed as a percentage of turnover.

Also in discussing the performance of the businesses certain information is presented on a constant currency basis. This removes the translation effect of foreign exchange movements and enables an understanding of the underlying performance of the business that is most closely influenced by the actions of each business’ management. The risk of foreign exchange on the translation of overseas earnings is managed centrally and is not a factor over which managers have any control. In discussing performance Wolseley also considers “Organic” performance. The change in organic performance is the total increase or decrease in the year adjusted for the impact of exchange, new acquisitions in the year and the incremental impact of acquisitions in the prior year.

However, whilst these measures are important in the management of the business, they should not be viewed as replacements for, but rather as complementary to, the comparable GAAP measures such as turnover and reported (rather than organic) movements in individual profit and loss account captions. These GAAP measures reflect all the factors which affect the business, and the discussion by segment should be read in the context of the discussion of the overall group performance.

Translation into US dollars has been made at the balance sheet exchange rate on July 31, 2005 ($1.7564). The US dollar figures in the above table are provided solely for the convenience of the reader and do not reflect the financial information in accordance with generally accepted accounting principles for foreign currency translations.

Year Ended July 31, 2005 Compared To Year Ended July 31, 2004

Turnover

Turnover increased by 11.2% in fiscal year 2005 from £10,128.1 million to £11,257.7 million. The impact of currency translation on the Group’s reported sterling results for the year compared to the previous year was to reduce sales by £272.9 million (2.7%) principally as a result of the appreciation of sterling pounds in relation to

Back to Contents

the US dollar. Excluding the effects of foreign currency translation, turnover increased by 14.2%. Turnover increased by £382.7 million due to acquisitions made in the fiscal year 2005 and £161.4 million due to acquisitions made in the fiscal year 2004. Excluding the effect of these acquisitions and currency translation, turnover grew by £858.4 million with the North American Plumbing and Heating Distribution segment responsible for 62.4% of the growth, US Building Materials Distribution providing 24.1% and European Distribution 13.5%.

Operating profit

Operating profit increased by 16.8% from £580.2 million to £677.4 million. This is driven by an increase in trading profit of £101.6 million (16.4%) offset by an increase in goodwill amortization of £4.4 million. Excluding the effects of foreign currency translation Group operating profit for fiscal 2005 increased by 20.1%. The effect of US dollar depreciation has been to reduce translated US trading profits by £18.2 million (5.4% of 2004 trading profit) compared to fiscal 2004. US dollar denominated profits account for around 57% of the Group’s trading profit. There has been little movement in the Euro translation rate with Euro denominated profits accounting for around 19% of Group trading profits.

Goodwill amortization.

Goodwill amortization increased by £4.4 million from £39.0 million in the fiscal year 2004 to £43.4 million in the fiscal year 2005. This increase was due to amortization relating to goodwill arising on acquisitions completed during the fiscal year 2005 and a full year’s amortization of goodwill arising on acquisitions completed in the prior fiscal year. Prior to August 1, 1998, goodwill arising on consolidation and purchased goodwill was written off to reserves in accordance with UK GAAP. UK Financial Reporting Standard 10 was adopted with effect from August 1, 1998, and sets forth a revised policy for accounting for goodwill. Goodwill arising from acquisitions completed on or after that date is capitalized and amortized on a straight-line basis over a period of not more than 20 years.

Interest

Net interest payable of £29.6 million in fiscal year 2005 (2004: £21.1 million) reflects an increase in the interest payable on Group debt as a result of acquisitions and an increase in interest rates partly offset by strong cash flow.

Tax

The effective tax rate reduced from 27.1% to 27.0% on a UK GAAP basis and it is currently expected that this rate would remain the same for the next fiscal year if reported under UK GAAP, provided the geographical contributions to profits remain broadly similar and there are no significant changes to tax legislation. However the Group’s fiscal year 2006 financial statements will be reported in accordance with International Financial Reporting Standards, see “Item 5 – Operating Review and Prospects – Recently Issued Accounting Standards”.

North American Plumbing and Heating Distribution

The North American Plumbing and Heating Distribution segment performed strongly with significant rises in sales and profits and the highest ever trading margin which increased from 6.6% to 6.8%, after allocation of central costs.

Reported sales of the segment were up 13.9% from £3,836.4 million to £4,370.4 million despite the adverse impact of currency translation. Trading profit, in sterling, increased by 17.7% from £252.0 million to £296.5 million. These figures are after currency translation, which reduced segment sales by £172.5 million (4.5%) and trading profit by £11.6 million (4.6%). Goodwill amortization applicable to this segment was £12.6 million.

There was a net increase of 171 branches in North American Plumbing and Heating Distribution to 1,179 locations (2004: 1,008).

Back to Contents

Ferguson

In the USA, Ferguson generated strong organic growth from its focus on selected markets, from new branch openings and driving further commercial advantage from its DC network. These factors contributed to significant market outperformance in the year.

Of the sectors in which Ferguson operates, housing related activity remained strong with the more positive economic environment benefiting the RMI sector. RMI is becoming an increasingly important element of overall construction spend in the USA and, with the new XpressNet branch format being introduced and the emphasis being placed on opening new specialist heating, ventilation, and air-conditioning (“HVAC”) branches, should lead to further growth opportunities. The commercial sector, particularly smaller hotels, offices and support businesses for residential construction, continues to improve and although the industrial segment remains the weakest, it is gradually improving.

Local currency sales in the US plumbing operations rose by 20.2% to $7,143.7 million (£3,858.5 million) from $5,941.1 million (£3,390.7 million) in fiscal 2005 with trading profit up by 24.8%. Organic sales growth was 15.2%, including the beneficial effects of commodity price inflation in products such as copper, steel and plastics in the first half, although, as predicted, the commodity price inflation did not continue in the second half. Around $12 – $15 million of the organic increase in trading profit was commodity price driven in the first half of this fiscal year, compared with around $30 million in the second half of the prior fiscal year. The rest of the profit growth reflects an increase in the gross margin as a result of continuing benefits from the distribution center network, a focus on organic growth and operational leverage. The trading margin, at 7.1%, was ahead of the prior year’s margin of 6.8%. The increased margin reflects the benefits of commodity price inflation and the change in the treatment of the revenues of the Integrated Supply Division referred to below, partly offset by the additional costs of infrastructure investment to support future growth. During the year, Ferguson added an additional 3,700 employees.

Further investment in the DCs continued and an additional 1.2 million square feet of capacity has been added since August 2004. Two of Ferguson’s existing DCs were expanded, one was relocated, two new ones were opened, and one small DC in North Carolina was closed. The new DCs are a 600,000 square feet facility in Waterloo, Iowa, which opened in May 2005, and a 120,000 square feet pipe yard in Stockton, California, which commenced operation in September 2005. Volumes through the DC network grew by 36% in the year compared to the prior year and Wolseley estimates that around 50% of branch sales now go through the DC network. Further expansion of the DC network is planned in the current fiscal year to build on Ferguson’s competitive advantage, and Wolseley has recently approved DCs in Florida and northern California.

Following last year’s successful pilot of five small XpressNet branches, the target roll-out programme of 50 new locations to be opened during the year was exceeded, with 60 open by July 31, 2005. The target is to open at least another 60 in 2006 fiscal year.

Ferguson’s total branch numbers increased by 168 during the year to 941 locations (2004: 773).

The recorded sales value in Ferguson’s Integrated Supply Division, for fiscal 2005, represents the gross profit rather than the gross sales value which was recorded in the year to July 31, 2004. This change is the result of a review of revised contractual arrangements. The effect of this change in the year to July 31, 2005, which has no impact on profit, is to reduce sales by $203 million. There was, consequently, a positive impact on the trading margin of Ferguson for the period of 0.2%.

Wolseley Canada

In Canada, the construction and housing markets continued to remain strong with low interest rates supporting a strong residential market and the buoyant energy sector in Western Canada helped sales in the industrial and commercial business.

Local currency sales increased by 12.5% to C$1,177.1 million (£511.8 million) from C$1,046.3 million (£445.7 million) in fiscal 2004. More than 10% of the sales growth was organic, which management believe to be ahead of the market generally. Local currency trading profit rose by 11.8%. Gross margins were affected by competitive pricing pressure in some product areas and a change in business mix.

Back to Contents

Investment in Wolseley Canada continues in order to support a growing business. The costs of restructuring the Industrial Products Group affected profits in that business during the year, although the reorganization and management changes resulted in an increase in sales. Across the company, more than 160 new posts were filled in order to sustain future growth.

Further investments were made in new mobile warehouses which are used primarily to supply plumbing products to commercial projects, and the first of three regional supply centers for larger items was opened in Burlington, Ontario. Further locations will be added in due course. These regional supply centers should lead to lower inventory levels and enable the branch footprint to be utilized more effectively.

Acquisitions by the North American Plumbing and Heating Distribution segment completed during the year ended July 31, 2005, together with the incremental effect of acquisitions completed in the previous year, increased turnover by 4.7% and increased trading profit by 4.3%.

US Building Materials Distribution

The segment produced 20.0% (2004: 20.2%) of the Group’s turnover and 18.2% (2004: 16.8%) of the Group’s trading profit in fiscal 2005.

The performance of this segment benefited from the improved market focus which was brought about by the recent business restructuring and from strong organic growth. However, the small benefit from higher average lumber prices was more than offset by lower structural panel prices, and the division was also negatively impacted by currency translation.

Reported sales of the division, in sterling, grew by 10.0% in fiscal 2005 to £2,248.9 million (2004: £2,043.7 million) despite an adverse currency impact of £109.5 million (5.4%). The division’s trading profit was up by 25.9% at £130.9 million (2004: £104.0 million), after an adverse currency impact of £5.9 million (5.7%). The divisional trading margin, after the allocation of central costs, increased to 5.8%, from 5.1% in the prior year. The trading margin for SBS, before the allocation of central costs, increased from 5.4% to exceed its target of 6.0%, and return on gross capital employed was also substantially higher.

In local currency, sales were up 16.3% to $4,163.7 million (£2,248.9 million) in fiscal 2005 from $3,581.0 million (£2,043.7 million) in fiscal 2004 with trading profit up by 32.4% before allocation of central costs. Organic sales growth was 10.7%. Acquisitions added $199.3 million of sales.

Commodity lumber prices, which directly affect approximately 33% of SBS’s product range (based on value of sales), held up well. For the year, average lumber prices of $400 per thousand board feet were 6% up on the prior year average of $378 per thousand board feet. Structural panel prices, however, which directly affect a further 13% of SBS’s product range, decreased by 19% to $403 per thousand square feet (2004: $496). Together, these commodity price movements had the effect of reducing SBS’s local currency sales by $16.4 million (0.5%) in the year compared to the prior year. Both lumber and structural panel prices are expected to continue their recent trend downwards over the coming year towards their long term averages of around $340 – $370 per thousand board feet and $325 per thousand square feet, respectively.

New housing, which accounted for 84% (2004: 88%) of the activity in this division, has generally continued to be a bright spot in the US economy. Aggregate housing starts during the period continued at a high level of around two million. In addition, the inventory of unsold new homes at 4 months in July 2005, compared to the longer term average of around 6 months, further demonstrates the overall strength of the housing market. There continued to be significant variations in regional housing markets where SBS operates. The markets in Florida, the Carolinas, California, Washington DC and Boston have been strong, whereas Texas, Colorado, and the Midwest have been more challenging.

SBS’s plans to increase the range of value-added products and services being offered, and to increase the penetration of the RMI market, continue to be implemented. As well as achieving this through its existing branch network, SBS’s acquisition of Vegas General Construction (“Vegas”) in July 2005 also contributed. Vegas is a turnkey supplier of construction materials and services to the residential builder in the large, Las Vegas, housing market and gives SBS additional installation service expertise. Overall, value-added sales in SBS were up 25% on the previous year and, included within this figure, installation business sales rose around 50%.

Back to Contents

SBS’s branch numbers increased by 19 during the year to 255 locations (2004: 236). Acquisitions provided entry to three states (Connecticut, New Mexico and Nevada). SBS now operates in 30 states in total (2004: 27).

Acquisitions completed during the year ended July 31, 2005, together with the incremental effect of acquisitions completed in the previous year increased turnover by 5.6% and increased trading profit by 9.1%.

European Distribution

The segment produced 41.2% (2004: 41.9%) of the Group’s turnover and 40.7% (2004: 42.5%) of the Group’s trading profit in fiscal 2005.

The results in the European Distribution division benefited from strong profit performances from Wolseley UK, PBM, Wasco and from acquisitions. With the exception of Brossette, in France, which had marginally lower sales, all of the Continental European operations increased sales and most achieved profit improvements, in generally flat markets.

Sales for this division increased by 9.2% from £4,248.0 million to £4,638.4 million, including £265.7 million (6.2%) which relates to acquisitions, predominantly Brooks (Ireland) and Klöckner (Austria) in August 2004 and Iser Zauli (Italy) in January 2005. The organic increase in sales was 2.7%. Trading profit rose by 11.5% from £263.2 million to £293.4 million.

The overall divisional trading margin, after the allocation of central costs, improved from 6.2% to 6.3% of sales due to the achievement by PBM (France) of a 6% margin for the first time and improvements at Tobler (Switzerland), CFM (Luxembourg), Cesaro (Czech Republic), Electro Oil (Denmark) and Wasco (Netherlands).

In the year, a further net 93 branches were added to the European network, giving a total of 2,486 locations (2004: 2,393).

UK and Ireland

Wolseley UK performed strongly against a slowing UK market. Whilst the fundamentals of the UK economy remained positive, in terms of relatively low interest rates and low unemployment, RMI spending slowed in the second half of the financial year in response to weaker consumer confidence. Government spending, feeding through into the construction market, remained a bright spot and the industrial sector continues to improve.

Against this more challenging background, Wolseley UK recorded an 11.7% increase in sales to £2,353.9 million (2004: £2,106.9 million). Management believe that the organic growth of more than 5% outperformed the market generally with the plumbing, heating, pipe and bathroom businesses performing particularly well.

Wolseley UK’s trading profit increased by more than 11% compared to the prior year after taking account of gains from sales of properties of £11 million (2004: £3 million). Trading margin fell slightly from 7.8% to 7.7%, reflecting the impact of including Brooks for the first time and the higher pension, restructuring and rebranding costs in the UK business. In addition, there were some initial costs of the investment in the new national and regional DCs. The new national DC in Leamington Spa, which is to be located alongside Wolseley UK’s new headquarters, is expected to be operational by the fall of 2006 and the regional DC, in the North West, should open around a year thereafter. These investments and the current initiatives to centralize control of transport and branch inventory management, should enhance customer service and support continued growth in the business. Branch service levels continue to show improvements following the ongoing investment in the supply chain.

In Ireland, which again experienced strong growth in the economy, Heatmerchants produced very strong organic growth of more than 20% and Brooks, the lumber and builders merchant, also traded well ahead of expectations in its first year within Wolseley.

During the year, 57 net new locations were added in the UK and Ireland taking the total number of branches for Wolseley UK to 1,570 (2004: 1,513), including 18 branches added as a result of the Brooks acquisition. As a consequence of the step up in the implant programme where branches of other brands are added to a site held by another existing brand, 20% of locations now offer a broader product range through a multi-brand offer.

Back to Contents

France

In France, government tax incentives continued to underpin growth in the new residential market, but RMI, the principal driver for both Brossette and PBM, continues to show only marginal improvement against the background of little growth in the overall economy, weak consumer confidence and continued high levels of unemployment.

Wolseley’s French operations generated a 1.2% increase in sales to €2,401 million in fiscal 2005.

Local currency sales and trading profit in Brossette were marginally down on the prior fiscal year. The results reflect the ongoing transition as a result of the reorganization of the district, branch and management structures. During the period, Brossette made a significant number of management changes, has commenced the roll-out of its national product range and is moving toward centralized purchasing. Plans for a new regional DC network continue to be developed to enhance customer service and facilitate future expansion. The first customer delivery center opened in June 2005 in the Alps region.

PBM performed above expectations held at the time of the acquisition with local currency sales up 1.9% and trading profit up 13.8% and achieved a 6% trading margin for the first time. PBM is continuing to develop its tool hire business, with four locations having been opened during the year, is expanding the number of joint sites with Brossette and is seeking opportunities to benefit from sharing of best practice and common supplier arrangements. PBM has made further progress during the year in improving its working capital efficiency.

Rest of Europe

The Group’s other Continental European operations enjoyed generally positive results in fiscal 2005 despite broadly flat markets.

ÖAG in Austria, with its acquisition in August 2004 of Klöckner, a steel stock holding business, achieved an increase in sales of 13.9% although trading profit fell due to competitive pressure on prices, as a consequence of difficult housing and RMI markets. This was further exacerbated by extremely poor weather conditions with very cold temperatures preventing construction for several weeks early in 2005. In Hungary and the Czech Republic, local market conditions remained difficult, but both businesses improved sales, with Cesaro in the Czech Republic also increasing trading profit.

In Italy, despite a weak economy and a fall in the overall construction and renovation markets, Manzardo’s branch opening programme helped to achieve organic sales growth of almost 6%. Organic trading profit was up 7.5%. Iser Zauli, which was acquired in January 2005, traded in line with expectations, and management believe that this acquisition makes Manzardo one of the largest companies in the Italian sanitary/heating market. During the year the decision was taken to invest €20 million in a new central DC in northern Italy to support the growing business there. These facilities are expected to be completed around the fall of 2006.

The difficult economy in The Netherlands continued to affect the construction and new housing markets but, despite this, Wasco made good progress expanding its product range, developing its offering to the more profitable RMI market and focusing on cost control. Wasco achieved organic sales growth of almost 10% and trading profit was up even more. In Luxembourg, CFM increased sales by more than 2% and trading profits by more than 5% although the market has become more competitive. Tobler, in Switzerland, which was acquired on December 1, 2003, performed ahead of expectations, with organic sales up more than 5% and organic trading profits up more than 17% on the prior year.

Acquisitions completed during the year ended July 31, 2005, together with the incremental effect of acquisitions completed in the previous year, increased turnover of the segment by 6.2% and increased trading profit by 5.4%.

Year Ended July 31, 2004 Compared To Year Ended July 31, 2003

Turnover

Turnover increased by 23.2% in fiscal year 2004 from £8,221.0 million to £10,128.1 million. Currency translation had a significant impact on the Group’s reported sterling results for the year compared to the previous year, reducing Group sales by £400.1 million (4.9%). Excluding the effects of foreign currency translation, turnover increased by 29.5%. Turnover increased by £172.0 million due to acquisitions made in the fiscal year 2004 and

Back to Contents

£1,112.0 million due to acquisitions made in the fiscal year 2003. Excluding the effect of these acquisitions and currency translation, turnover in fiscal 2004 grew by £1,023.2 million with the North American Plumbing and Heating Distribution segment responsible for 44.2 percent of the growth, US Building Materials Distribution providing 39.4 percent and European Distribution 16.4%.

Operating profit

Operating profit increased by 31.0% from £443.0 million to £580.2 million. This was driven by an increase in trading profit of £146.3 million (30.9%) partially offset by an increase in goodwill amortization of £9.1 million. Before the effects of currency translation, Group operating profit increased by 37.3%. The effect of US dollar depreciation was to reduce translated US trading profits by £23.5 million (5.0% of 2003 trading profit) compared to fiscal 2003. US dollar denominated profits accounted for approximately 55% of the Group’s trading profit in the period. The strengthening of the Euro partly mitigated the currency effect, with Euro denominated profits accounting for approximately 18% of Group profits in fiscal 2004.

Goodwill amortization

Goodwill amortization increased by £9.1 million from £29.9 million in fiscal 2003 to £39.0 million in fiscal year 2004. This increase was due to amortization relating to goodwill arising on acquisitions completed during fiscal year 2004 and a full year’s amortization of goodwill arising on acquisitions completed in the prior fiscal year.

Interest

Net interest payable of £21.1 million in fiscal year 2004 (2003: £17.0 million) reflects an increase in the interest payable on Group debt as a result of acquisitions and an increase in working capital principally in the US, partially offset by the effect of lower interest rates on the Group’s borrowings.

Tax

The effective tax rate reduced from 28.0% in fiscal 2003 to 27.1% in fiscal 2004.

North American Plumbing and Heating Distribution

The North American Plumbing and Heating Distribution segment performed strongly in fiscal 2004 with significant rises in sales and profits.

Reported sales of the segment were up 8.0% from £3,551.5 million to £3,836.4 million despite the adverse impact of currency translation. Trading profit, in sterling, increased by 24.6% from £202.2 million to £252.0 million. These figures are after currency translation which reduced segment sales by £276.8 million (7.8%) and trading profit by £15.9 million (7.9%). Goodwill amortization applicable to this segment was £11.9 million.

There was a net increase of 47 branches in North American Plumbing and Heating Distribution to 1,008 locations (2003: 961).

Ferguson

In the US, Ferguson produced an outstanding performance, generating strong organic growth and benefiting from commodity price inflation. Local currency sales in the US plumbing operations rose by 18.0% to $5,941.1 million (£3,390.6 million) from $5,032.8 million (£3,155.2 million) with trading profit up by 40.3% in fiscal 2004. Organic sales growth was 15% and included the beneficial effects of price inflation in products such as copper, steel and plastics. Management estimated that approximately 40% of the increase in trading profit was commodity price driven, with the remainder reflecting an increase in the gross margin as a result of continuing benefits from the distribution center network, a focus on organic growth and operational leverage.

A new DC was opened at Richland, Washington, in November 2003 and volumes through the distribution center network as a whole increased 49% over the prior year. The trading margin, at 6.8%, was substantially ahead of the prior year (2003: 5.7%), and exceeded the 6% target a year ahead of the original schedule. During the year, the final phases of the integration of Familian Northwest were completed and the business realized the benefits of having a single plumbing and heating organization in the US, including the elimination of duplicated costs. During the year, the Wolseley UK model of small express branches was piloted at five Ferguson locations in the

Back to Contents

US, including Washington DC and Boston, and proved to be successful. Of the sectors in which Ferguson operated, housing related activity held up well and the more positive economic environment benefited the RMI sector. The commercial sector started to show some signs of improvement towards the end of the year, underpinned by increased government spending. The weakest segment continued to be industrial, although the energy sector was more buoyant as a consequence of higher oil prices.

Investment in working capital was increased substantially during the year to support the significant organic growth that Ferguson achieved, to build inventory levels at the new distribution center, as a consequence of the higher unit cost of materials, and to ensure customer demand was met at a time of tightening supply of commodities such as copper and steel.

Wolseley Canada

Following a slow start to the year in Canada due to external factors, positive business sentiment returned and once again Canada proved to be an attractive business environment. Low interest rates supported a strong residential market and the buoyant energy sector in Western Canada helped sales in the industrial and commercial business. However, the cooler summer dampened sales in the HVAC/R (heating, ventilation, air conditioning and refrigeration) business and the strong Canadian dollar affected sales to customers who are dependent on exports. Local currency sales increased by 10.7% to more than CDN$1 billion for the first time. Around half of the sales increase was organic growth, slightly ahead of the market. Local currency trading profit rose by nearly 10%, slower than the sales growth as a result of pricing pressure in some product areas, the additional costs of restructuring the Industrial Products Group and the increase in headcount in order to sustain future growth.

Acquisitions of the North American Plumbing and Heating Distribution segment completed during the year ended July 31, 2004, together with the incremental effect of acquisitions completed in the previous year, increased turnover by 3.3% and increased trading profit by 2.8%.

US Building Materials Distribution

The performance of the segment, which comprises SBS, benefited from the completion of the NOVA restructuring project, which improved market focus and resulted in estimated cost savings in fiscal 2004 in excess of the $5 million originally targeted. More importantly, the reorganization into 10 districts and the new market focused approach, for example in SBS’s relationship with national house builders, gave a platform to build on the improvements already achieved. Plans to increase the number of value-added products and services being offered and increase the penetration into the RMI market, began to make inroads, with value-added sales up 30% on the prior year.

Average lumber and structural panel prices were higher but the segment was negatively impacted by currency translation. Reported sales in sterling grew 19.3% in fiscal 2004 to £2,043.7 million (2003: £1,712.8 million) despite an adverse currency translation impact of £153.6 million (9.0%). The segment’s trading profit was up 34.2% at £104.0 million (2003: £77.5 million), after an adverse currency translation impact of £7.2 million (9.3%). The trading margin for the segment, after the allocation of central costs, increased to 5.1%, from 4.5% in the prior year. Goodwill amortization applicable to this segment was £6.9 million. The return on capital of SBS was also substantially higher at 16.4% (before allocation of central costs and assets), reflecting higher profits and an improvement in the working capital ratio.

In local currency, sales were up 31.1% in fiscal 2004 to $3,581.0 million (£2,043.7 million) from $2,732.3 million (£1,712.8 million) in fiscal 2003 with trading profit up by approximately 50%. Organic sales growth was 25.8%, including the beneficial effects of commodity price inflation. Acquisitions added $142.9 million of sales.

Commodity lumber and structural panel prices, which directly affected around 35% and 9% of SBS’s product range by sales respectively, rose strongly compared to the prior year. Average lumber prices rose 31.7% to $378 per thousand board feet (2003: $287) and average structural panel prices rose 86.5% to $496 per thousand square feet (2003: $266). Together these price increases had the effect of increasing sales by $514.6 million (18.8%). Organic sales volumes were higher in the year with organic growth from on-going branches up by more than 6%. New housing, which accounted for 88% (2003: 93%) of the activity in this segment, generally continued to be a bright spot in the US economy. Aggregate housing starts during the period continued at a high level of more than 1.8 million. There continued to be significant variations in regional housing markets where SBS

Back to Contents

operates. The markets in California, Florida, Virginia and the Carolinas were strong. Colorado, Ohio, Dallas and Michigan were weak markets, while Atlanta improved.

There was a net increase of 14 branches with 14 being added through acquisition, 7 new branches opened and 7 branches closed, in US Building Materials Distribution, taking the total to 236 branches (2003: 222).

Acquisitions completed during the year ended July 31, 2004, together with the incremental effect of acquisitions completed in the previous year, increased turnover by 5.2% and increased trading profit by 7.8%.

European Distribution

The segment produced 41.9% (2003: 36.0%) of the Group’s turnover and 42.5% (2003: 40.9%) of the Group’s trading profit in fiscal 2004.

The results in the European Distribution segment benefited from a number of factors with PBM performing well ahead of expectations, another strong performance in the UK and profit improvements in almost all of the other European operations.

Sales for this segment increased by 43.7% from £2,956.7 million to £4,248.0 million in fiscal 2004, including £1,093.0 million (37.0%) which related to acquisitions, predominantly PBM in July 2003 and Tobler in December 2003. The organic increase in sales was 5.6%. Trading profit rose by 36.2% from £193.2 million to £263.2 million. Wolseley UK, Brossette in France, Manzardo in Italy, ÖAG in Austria and CFM in Luxembourg all increased their trading margin, although the overall segmental trading margin reduced from 6.5% to 6.2% of sales, primarily due to the inclusion for the first time of PBM, which has a lower margin than the average for the segment, and as a result of higher central costs allocated to the segment. Goodwill amortization attributable to this segment was £20.2 million.

In fiscal 2004 a further net 127 branches were added to the European network, giving a total of 2,393 locations (2003: 2,266).

UK and Ireland

Wolseley UK grew strongly during fiscal 2004 as the strength of the UK economy and housing market continued. The RMI market remained the principal driver, buoyed by strong consumer demand against the backdrop of historically low (albeit rising) interest rates, low unemployment and house price inflation. Sales increased by 11.5% to £2,106.9 million (2003: £1,888.8 million). Organic growth was 6.3%, which was in excess of the UK construction materials market generally, with the plumbing and heating businesses being the strongest performers and building materials having a strong second half. The commercial and industrial business improved its position although the sector remained difficult. The distribution centers continued to support the expanding branch network through improved efficiency with costs per stock pick (being the cost of the warehouse divided by the number of selections of items made in the period) down 5% over the prior year. These and other operational efficiencies were reflected in an improvement in trading margin from 7.6% to 7.8%. During the 2004 fiscal year, 97 net new locations were added taking the total number of branches for Wolseley UK (including Ireland) to 1,513.

France

The French construction market started the 2004 fiscal year nervously, with the industrial environment weak and high levels of unemployment holding back consumer confidence. In the second half, however, there were signs of improvement.

Wolseley’s French operations generated sales of £1,621.5 million, an increase of £963.2 million compared to the prior year, principally as a result of the PBM acquisition. Local currency sales in Brossette were up 6.0% on the previous year due to acquisitions and organic growth of more than 3.0%. The trading margin also improved to above 6.0% due to more stringent cost control and the emerging benefits of the reorganization of Brossette’s branch and management structure, which was effected during the year. During the fiscal year 2004, Brossette moved from a single branch to a multi-branch organization, a significant change in the way that Brossette conducted its business. PBM performed above expectations, as a result of the post acquisition initiatives taken by the Group. Sales and profits were up on the prior year in a gradually improving market, although the first half

Back to Contents

started slowly due to the heatwave in France in August 2003 and a sluggish timber import market. Underlying trading margins were higher before absorbing the additional costs of employee redundancies and of the branch rebranding program, which was completed during the year. Working capital management was a particular area of the post acquisition focus, and this showed good progress. The return on capital for PBM in its first full year was in excess of the Group’s weighted average cost of capital.

Rest of Europe

The Group’s other Continental European operations enjoyed generally good results in fiscal 2004 in uninspiring markets. Following a number of management changes in Austria, ÖAG performed well to increase sales and achieve a double-digit trading profit increase, even though the new housing market remained depressed and increased competition put pressure on prices. Good progress was made in Hungary, with sales up 17% in local currency, and sales in the Czech Republic were also up. In Italy, despite a weak economy and a fall in the overall construction and renovation markets, Manzardo’s branch opening program helped achieve organic sales growth of more than 9%, trading profit growth of more than 30%, and a trading margin above 5% for the first time. In Luxembourg, CFM increased sales by more than 10% and further improved the trading margin to 6.1%, demonstrating resilience against the fall in the local construction market. Wasco, in The Netherlands, was adversely affected by the poor economy and lower construction and new housing expenditure. In response to these market conditions, Wasco has expanded its product range, moved to a central distribution center, opened new express branches and developed plans to expand its small customer base in the more profitable RMI market. While sales increased by more than 10%, additional costs and competitive market conditions led to a fall in Wasco’s profits. Tobler, in Switzerland, which was acquired on December 1, 2003, performed ahead of expectations with sales, trading profits and margins up on the prior year (before acquisition).

Acquisitions completed during the year ended July 31, 2004, together with the incremental effect of acquisitions completed in the previous year, increased turnover of the segment by 36.6% and increased trading profit by 30.0%.

Liquidity and Capital Resources

Capital Resources

Wolseley believes the Group has adequate facilities and working capital to meet its current requirements. As of July 31, 2005, net debt amounted to £1,143.5 million, compared to £941.4 million at July 31, 2004 and £826.7 million at July 31, 2003. Net debt includes both short-term and long-term borrowings less cash and current asset investments but excludes borrowings in respect of the construction loan portfolio, as disclosed in Note 28 of the Consolidated Financial Statements on page F-33. The principal reason for the increase in debt in fiscal 2005 was attributable to acquisitions, and the principal reason for the increase in debt in fiscal 2004 compared to the prior year was acquisitions and the increase in working capital to enable growth. The Group seeks a balance between certainty of funding and a flexible, cost-effective borrowings structure. The overall policy is to ensure that, at a minimum, all projected net borrowing needs are covered by committed facilities arranged by the corporate office, supplemented where appropriate by locally arranged overdraft facilities. The principal source of funds to the Group is committed bank debt.

During the 2005 fiscal year, the Group entered into five new bilateral bank facilities, four of which were denominated in Euros and one of which was denominated in US dollars. At the fiscal year-end exchange rates, the sterling value of these facilities was £268 million. In addition, the SBS syndicated loan was increased by US$100 million to US$500 million, the principal purpose of this loan being to finance SBS’ construction loan receivables. This approach has enabled Wolseley to adjust its funding profile to match more precisely its investment profile and strengthen its relationship with its core banks.

On November 16, 2005, Wolseley raised $1.2 billion through the private placement of fixed and floating senior unsecured notes. The funds raised will be used principally to fund the Group’s working capital and refinance existing facilities that are due to mature within the next two years. Of the eight tranches, six are at fixed rates with maturities ranging from 3 to 15 years and two tranches are floating with maturities of 3 and 7 years. Exhibit 4.24 to this document contains the note and guarantee agreement.

Back to Contents

The year-end maturity profile of Wolseley’s centrally managed facilities at July 31, 2005, was as follows:

Maturity Date	Facility amount £m

Less than 1 year	277
1-2 years	709
2-3 years	378
3-4 years	72
4-5 years	396

Total	1,832

Cash Flows from Operations

Net cash flow from operating activities increased from £325.2 million to £763.6 million in fiscal 2005, due to a strong improvement in working capital levels.

Net absorption of working capital was £59.8 million in fiscal 2005 (2004: £401.9 million). The high level in fiscal 2004 was due to increased inventory levels during that year as a result of the rapid growth in sales of the North American operations, the effects of opening an additional DC in the US Plumbing and Heating Distribution business, an increase in US inventory levels in response to the market shortage of copper and steel products and the effects of inflation on the value of items carried. Payables increased by £176.0 million during fiscal 2005, compared with an increase of £108.6 million in the previous year. Receivables increased by £181.6 million, compared with an increase of £236.3 million in the prior year, driven by the growth in sales.

Borrowings

Net borrowings excluding construction loan borrowings, as set out in Note 28 of the Consolidated Financial Statements, increased during fiscal 2005 by £202.1 million to £1,143.5 million from £941.4 million at July 31, 2004. The increase in borrowings was primarily due to expenditure on acquisitions of £430.6 million offset by strong operating cashflow. During fiscal 2004 net borrowings, excluding construction loan borrowings, increased by £114.7 million to £941.4 million at July 31, 2004. The increase in net borrowings during fiscal 2004 was primarily due to expenditure on acquisitions of £123.5 million. Construction loan borrowings relating to the US Building Materials Distribution segment increased to £263.9 million at July 31, 2005 from £187.7 million at July 31, 2004, having increased from £176.2 million at July 31, 2003. These loans relate to construction loan receivables, which increased to £263.9 million at July 31, 2005 from £187.7 million at July 31, 2004, having increased from £176.1 million at July 31, 2003. The increase in construction loans in fiscal 2005 was is due to an expanding loan book. New markets entered include Fredericksburg, Virginia and San Antonio, Texas, along with new locations in Salt Lake City, Utah, and Greenville/Spartanburg, South Carolina. The construction loan receivables are funded from separately identifiable bank facilities; accordingly, it is considered appropriate that this specific funding should be separately identified from the Group’s general borrowing on the balance sheet. In addition, this funding is excluded from the calculation of Wolseley’s leverage or gearing figures. See Note 19 of the Consolidated Financial Statements for an additional description and maturity profile of borrowings. The Group’s borrowings are not significantly affected by seasonality.

Financial Instruments and Treasury Policy

For a discussion of the Group’s financial instruments and treasury policies, see Note 32 of the Consolidated Financial Statements.

Capital Expenditure

Capital expenditure in fiscal 2005 increased by £84.0 million (54.2%) on the prior year to £238.9 million, reflecting Wolseley’s policy of continued investment in the business including additions to the branch network, new DCs and the investment in the common IT platform. Capital expenditure increased by 25.3% during the fiscal year 2004 from £108.2 million to £154.9 million. The increase during fiscal 2004 was due to investment in

Back to Contents

the business, including the new Richland DC in the US, the new head office in France, the initial investments in the new head office for Wolseley UK and the common information technology platform. At July 31, 2005, capital expenditure commitments amounted to £95.9 million. These commitments will be financed through borrowings and primarily relate to the expansion of the branch network and new head office developments in Europe.

Cash received on the sale of fixed assets increased from £19.3 million to £73.9 million in fiscal 2005, primarily due to the sale of properties acquired as part of the Brooks acquisition.

Exchange Rate Fluctuations

Wolseley earns a significant proportion of its sales and profits in foreign currencies, principally the US dollar and to a lesser extent the Euro and Canadian dollar. The average US dollar to sterling exchange rate weakened against the pound by 5.4% during fiscal 2005, compared to a weakening of 9.0% and 8.7% during the fiscal years 2004 and 2003, respectively. The effect of this currency fluctuation was to reduce reported turnover and trading profits for the North American Plumbing and Heating Distribution segment and the US Building Materials Distribution segment by approximately these percentage amounts in fiscal years 2005 and 2004. During fiscal 2005 the Euro strengthened against the pound by 0.3%. The effect of this movement was to increase the reported profits and turnover of the European Distribution segment by 0.1% and 0.2%, respectively. The Euro strengthened against the pound by 2.8% during fiscal 2004, increasing reported turnover and trading profits for the European Distribution segment for the full year ended July 31, 2004 by approximately 1.0% and 0.8%, respectively.

Recently Issued Accounting Standards

Under current European legislation, the Group will be required to adopt International Financial Reporting Standards and International Accounting Standards (“IFRS”) in the preparation of its financial statements from August 1, 2005 onwards. The areas of greatest impact for the Group are changes in respect of the accounting treatment of goodwill, intangible assets, property leases, share based payments, pensions, deferred tax and dividends. The presentation of the financial statements will also be affected by the transition to IFRS.

For further information about the effect of the transition to IFRS, please visit Wolseley’s website at www.wolseley.com. The information on the website is not incorporated by reference into this report.

New Accounting Developments under US GAAP

In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 151 “Inventory Costs” to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognised as current period charges. In addition, SFAS No. 151 requires that the allocation of fixed production overheads to inventory values be based on the normal capacity of the production facilities. SFAS No. 151 is effective for costs incurred in respect of inventories for reporting periods beginning after 15 June 15, 2005. The adoption of SFAS No. 151 is not expected to have a material effect on the results or net assets of the Group.

In December 2004, the FASB issued SFAS No. 153 “Exchanges of Non-monetary Assets, an amendment of APB Opinion No. 29” which, for periods beginning after June 15, 2005, no longer allows the exemption included in APB Opinion No. 29 (APB 29) which permitted certain non-monetary exchanges of similar productive assets to be accounted for at book value with no gain or loss being recognised. Under SFAS No. 153 such non-monetary transactions have to be accounted for at fair value, recognising any gain or loss, if the transaction meets a commercial substance criterion and the fair value is determinable. SFAS No. 153 did not affect the guidance in APB 29 for non-monetary exchanges of inventory. The adoption of SFAS No. 153 is not expected to have a material effect on the results or net assets of the Group.

In December 2004, the FASB issued SFAS No. 123(R) “Share-Based Payment” which is a revision of SFAS No. 123 “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25 “Accounting for Stock Issued to Employees”. Generally the valuation methods contained in SFAS No. 123(R) are similar to those in SFAS No. 123, but SFAS No. 123(R) requires all share-based payments to employees, including grants of employee share options, to be charged to the income statement. SFAS No.123(R) is effective for annual reporting periods beginning after June 15, 2005. The adoption of SFAS No. 123(R) is not expected to have a material effect on the results or net assets of the Group as the Group is already accounting for all share-based payments including grants of share options on fair value basis in accordance with SFAS No. 123.

Back to Contents

In May 2005, the FASB issued SFAS No. 154 “Accounting Changes and Error Corrections”, which is effective for periods beginning after December 15, 2005. This statement replaces APB Opinion No. 20 “Accounting Changes” (APB 20) and SFAS No. 3 “Reporting Accounting Changes in Interim Financial Statements”. APB 20 previously required that most voluntary changes in accounting principle be recognised by including, in net income of the period of the change, the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period specific effects or the cumulative effect of the change. The adoption of SFAS No. 154 is not expected to have a material effect on the results or net assets of the Group.

Research and Development, Patents and Licenses

Wolseley did not incur any costs exceeding £1 million on product research and development expenditure during the fiscal years 2005, 2004 or 2003. For a discussion related to patents and licenses, see “Item 4 – Information on the Group, paragraph B, – Business Overview – Patents and Trademarks”.

Critical Accounting Estimates

The Group’s principal accounting policies are set out on pages F-7 to F-9 of the consolidated financial statements and conform with accounting principles generally accepted in the United Kingdom (“UK GAAP”). The preparation of financial statements in accordance with UK GAAP requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements and related footnotes. The most sensitive estimates affecting the financial statements are in the areas of assessing the recoverability of receivables, the net realizable value of inventory, the impairment of goodwill and long-lived intangible assets, the reserves in respect of self-insured insurance, the consideration received from vendors and pensions and other post-retirement benefits.

Allowance for Doubtful Accounts

Provision is made against accounts that in the estimation of management may not be recovered. Within each of the businesses assessment is made locally of the recoverability of accounts receivable based on a range of factors including the age of the receivable, the creditworthiness of the customer and historic experience of credit losses. The provision is assessed monthly with a detailed formal review of balances and security being conducted at the full year and half year. Determining the recoverability of an account involves estimation as to the likely financial condition of the customer and their ability to subsequently make payment. If Wolseley is cautious as to the financial condition of the customer Wolseley may provide for accounts that are subsequently recovered. Similarly if Wolseley is optimistic as to the financial condition of the customer Wolseley may not provide for an account that is subsequently determined to be irrecoverable. Furthermore, while Wolseley has a large geographically dispersed customer base, a slowdown in the markets in which Wolseley operates may result in higher than expected uncollectible amounts and therefore higher (or lower) than anticipated charges for irrecoverable receivables. In the past year Wolseley has seen a reduction in the level of the amount charged in respect of doubtful accounts reflecting an improved incidence of credit losses and improved recoveries.

Wolseley held allowances for doubtful debts totaling £31.7 million, £42.3 million and £46.2 million at July 31, 2005, 2004 and 2003, respectively.

Inventories

For financial reporting purposes Wolseley evaluates its inventory to ensure it is carried at the lower of cost or net realizable value. Provision is made against slow moving, obsolete and damaged inventories. Damaged inventories are identified and written down through the inventory counting procedures conducted within each business. Provision for slow moving and obsolete inventories is assessed by each business as part of their ongoing financial reporting. Obsolescence is assessed based on comparison of the level of inventory holding to the projected likely future sales. Future sales are assessed based on historical experience, and adjusted where the manufacturer has indicated that it will no longer continue to manufacture the particular item. To the extent that future events impact the saleability of inventory these provisions could vary significantly. For example, changes in specifications or regulations may render inventory, previously considered to have a realizable value in excess of cost, obsolete and requiring such inventory to be fully written off. Wolseley held allowances in respect of

Back to Contents

inventory balances totaling £98.7 million, £83.6 million and £108.2 million at July 31, 2005, 2004 and 2003, respectively.

Impairment of long-lived assets

Wolseley periodically evaluates the net realizable value of long-lived assets, including goodwill, other intangible assets and tangible fixed assets, relying on a number of factors, including operating results, business plans and projected future cash flows.

In its UK GAAP financial statements, Wolseley amortizes purchased goodwill arising since August 1, 1998 over its estimated economic life subject to a maximum of 20 years. Unexpected future events may evidence an economic life less than this period in which case a higher amortization charge would be made in those future financial statements as a result of this shorter life. Tangible fixed assets are depreciated over their useful lives. Where there is evidence of a potential impairment to the carrying value of either goodwill or tangible fixed assets, Wolseley undertakes an estimation of the fair value of that asset in accordance with the approach set out in Financial Reporting Standard 11. The fair value is in most cases based on the discounted present value of the future cash flows expected to arise from the business unit to which the goodwill relates, or from the individual asset or asset group. Estimates are used in deriving these cash flows and the discount rate. For US GAAP purposes, following the adoption of SFAS 142 “Goodwill and Intangible Assets” on August 1, 2002, all pre-existing goodwill and indefinite-lived intangible assets are no longer subject to amortization but are reviewed annually for impairment. The Group completed the required impairment tests during fiscal year 2005, which indicated no charge was required (July 31, 2004: nil).

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

The complexity of the estimation process and issues related to the assumptions, risks and uncertainties inherent with the application of our intangible and tangible fixed asset accounting policies affect the amounts reported in the financial statements. In particular, if different estimates of the projected future cashflows or a different selection of an appropriate discount rate were made, these changes could materially alter the projected value of the cash flows of the asset, and as a consequence materially different amounts would be reported in the financial statements.

Self-insured insurance

Wolseley operates a captive insurance company, Wolseley Insurance Limited, which is registered and operational in the Isle of Man. This company provides reinsurance exclusively to certain companies within the Wolseley Group. Provision is made based on actuarial assessment of the liabilities arising from the insurance coverage provided. The actuarial assessment of the reserve for future claims necessarily includes estimates as to the likely trend of future claims costs and the estimates as to the emergence of further claims subsequent to the year end. An actuarial review of claims is performed annually. The loss development factors derived from this review are used each quarter to revise the provision based on the most recent claims experience. To the extent that actual claims differ from those projected the provisions could vary significantly. As of July 31, 2005, the provision for claims arising from this insurance was £35.0 million (July 31, 2004: £33.4 million).

Consideration received from vendors

Wolseley enters into agreements with many of its vendors providing for inventory purchase rebates primarily upon achievement of specified volume purchasing levels with many of these agreements applying to sales in a calendar year. For certain agreements the rebate rises as a proportion of purchases as higher quantities or values of purchases are made. Wolseley accrues the receipt of vendor rebates as part of its cost of sales for products sold, taking into consideration cumulative purchases of inventory to date and projected purchases through the end of the qualifying period. Rebates are accrued for each reporting period with an extensive reassessment of the rebates earned being performed at the end of the fiscal year and half way through the fiscal year. Wolseley has agreements with numerous and geographically dispersed suppliers, but a slow down in the markets in which

Back to Contents

Wolseley operates, or a significant change in the profile of products purchased may result in purchases for the remainder of the year differing significantly from those projected. Consequently the rebate actually received may vary from that accrued in the financial statements.

Pensions and other post retirement benefit.

Wolseley operates defined benefit pension schemes in the United Kingdom, and in a number of overseas locations, that are accounted for, under both UK and US GAAP, using methods that rely on actuarial assumptions to estimate costs and liabilities for inclusion in the financial statements. These actuarial assumptions include discount rates, assumed rates of return, salary increases, employee turnover rates and mortality rates.

Wolseley reviews its actuarial assumptions on a regular basis, annually for US GAAP and triennially for UK GAAP in accordance with SSAP 24 “Accounting for pension costs”, and makes modifications to them when it is deemed appropriate to do so. While management believes that the actuarial assumptions are appropriate, any significant changes to those used would affect the balance sheet and profit and loss account under both UK and US GAAP, and result in an increase in the profit and loss account charge in relation to pensions and other post retirement benefits in future years, and, as a consequence, could have an impact on the asset or liability held in the balance sheet, under both UK and US GAAP.

Under UK GAAP, the cost of providing pension benefits is expensed over the average expected service lives of eligible employees in accordance with the provisions of SSAP 24. Changes to actuarial assumptions do not necessarily give rise to different operating results as the regular cost represents a reasonably stable percentage of pensionable payroll and variations from the regular pension cost arising from, for example, experience deficiencies or surpluses, are charged or credited to the profit and loss account over the expected average remaining service lives of current employees in the schemes. The UK GAAP pension expense in 2005 was £42.9 million (2004: £35.4 million, 2003: £28.4 million).

Management estimates that a 0.5% decrease in the expected return on plan assets, and hence in the discount rate, would increase the UK GAAP pension expense for 2005 by approximately £4.7 million while a 0.5% increase in the expected return on plan assets, and hence in the discount rate, would reduce the UK GAAP pension expense for 2005 by approximately £3.7 million.

Under US GAAP, the annual pension charge comprises the estimated cost of benefits accruing in the period as determined in accordance with SFAS 87, “Employers’ Accounting for Pensions”. SFAS 87 requires the use of the projected unit credit actuarial method for determining defined benefit pension costs and provides for the deferral of actuarial gains and losses (in excess of a specified corridor) that result from changes in assumptions or actual experience. Wolseley’s US GAAP pension expense in 2005 was £57.5 million (2004: £50.2 million, 2003: £34.5 million).

Management estimates that a 0.5% reduction in the discount rate would increase the US GAAP pension expense for 2005 by approximately £6.1 million, while a 0.5% increase would reduce the US GAAP pension expense for 2005 by approximately £5.8 million. Management estimates that a 0.5% decrease in the expected return on plan assets would increase the US GAAP pension expense for 2005 by approximately £2.1 million while a 0.5% increase in the expected return on plan assets would reduce the US GAAP pension expense for 2005 by approximately £2.2 million.

Off balance sheet arrangements

As at July 31, 2005, the Group had no material off-balance sheet arrangements.

Back to Contents

Contractual obligations and commercial commitments

The following table sets forth the aggregate maturities of the Group’s debt, operating leases and other long term obligations for the five fiscal years subsequent to July 31, 2005 and thereafter.

	Fiscal Year ending July 31,
	2006	2007	2008	2009	2010	Thereafter	Total
	£m	£m	£m	£m	£m	£m	£m

Borrowings	437.1	515.3	359.0	105.4	64.7	0.1	1,481.6
Capital lease obligations	5.1	10.1	4.7	4.4	5.1	24.7	54.1
Operating lease obligations	153.9	130.8	108.6	90.6	77.3	340.2	901.4
Cashflow on derivative instruments	0.7	(2.5)	(1.9)	(1.4)	(0.5)	—	(5.6)

	596.8	653.7	470.4	199.0	146.6	365.0	2,431.5

Notes:
Borrowings are gross of cash and cash equivalents except where a right of set-off exists, and include construction loan borrowings, but exclude finance lease obligations.
Cash flow on derivative instruments comprises two elements: the attributable interest component of short-term currency swaps, and the difference between the fixed and floating legs of interest rate swaps. Cash flows in respect of interest rate swaps reflect the difference between payments of interest at a contractually fixed rate, and receipts of interest at a variable rate, which have been estimated on the basis of a zero coupon yield curve as of July 31, 2005.

Under the revolving credit facilities in effect as of July 31, 2005, amounts are drawn down for periods of up to six months at a variable interest rate which is determined at inception. In respect of amounts drawn down as of July 31, 2005, the Group was committed to interest payments of £8.6 million in the year ending July 31, 2006. Assuming (i) that amounts continue to be drawn down and repaid in accordance with the maturity profile shown above, (ii) that the weighted average variable interest rates, the currency mix and the exchange rates applicable to borrowings as of July 31, 2005 remain constant throughout the term of the facilities, and (iii) that the availability of set off for Group deposits and short-term borrowings is unchanged from that as of July 31, 2005, the Group estimates that interest payments in the five fiscal years subsequent to July 31, 2005 and thereafter would be as follows: in the fiscal year ending July 31, 2006: £48.9 million; in the fiscal year ending July 31, 2007: £16.6 million; in the fiscal year ending July 31, 2008: £6.4 million; in the fiscal year ending July 31, 2009: £4.0 million; in the fiscal year ending July 31, 2010: £0.7 million; thereafter, nil.

In addition, the Group makes contributions to a number of retirement benefit plans. Contributions for the year ending July 31, 2006 are estimated to be £25.4 million in respect of the UK pension plan and £4.1 million in respect of non-UK plans.

Back to Contents

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Wolseley’s directors and senior management who served during fiscal 2005, and as at October 31, 2005, are as follows:

Name	Age as of October 31, 2005	Title

John W. Whybrow(3)	58	Chairman

Executive Directors
Charles A. Banks(2) (3) (5) (7)	64	Group Chief Executive Officer
Jacques Descours(2)	57	Chief Executive Officer, Wolseley France (left the Board on October 7, 2004)
Fenton N. Hord(2)	59	Chief Executive Officer, US Building Materials Distribution
Claude A. S. Hornsby(2) (8)	49	Chief Executive Officer, US Plumbing and Heating Distribution (until September 26, 2005) and Chief Executive Officer, Wolseley North America (from August 1, 2005)
Gérard Legtmann(2)	42	Chief Executive Officer Europe (left the Board on January 24, 2005)
Robert Marchbank(2)	45	Chief Executive Officer Europe (from January 24, 2005)
Stephen P. Webster(2) (5)	52	Group Finance Director

Non Executive Directors
Gareth Davis(1) (3) (4)	55	Director
Andrew J. Duff(3) (4)	46	Director
James I. K. Murray(1)	59	Director
Nigel M. Stein(1)	50	Director
Robert M. Walker(3) (4)	60	Director

Company Secretary
Mark J. White(2) (6)	45	Group Company Secretary and Counsel

Member of Executive Committee
Adrian Barden(2)	50	Chief Executive Officer, Wolseley UK Limited

(1)	Member of the audit committee.
(2)
Member of the executive committee. Mr Descours and Mr Legtmann ceased to be members of the executive committee upon their leaving the Board, effective October 7, 2004 and January 24, 2005 respectively.

(3)	Member of the nominations committee.
(4)	Member of the remuneration committee.
(5)	Member of the treasury committee.
(6)	Trustee of the Wolseley UK Pension Scheme.
(7)	Mr. Banks will retire on July 31, 2006.
(8)
Mr. Hornsby will become Chief Executive Officer from August 1, 2006. The Board will announce a successor to Mr. Hornsby as Chief Executive Officer of Wolseley North America, when such information becomes available.

As at July 31, 2005, Wolseley’s board of directors (the “Board”) was made up of eleven members comprising the Chairman, five executive directors and five non executive directors. The non executive directors are considered by the Board to be independent of management and free of any private or professional relationship, which could materially interfere with the exercise of their independent judgment. The Board considers that each of the non executive directors brings his own senior level of experience, gained in their own fields of mainly international operations. Jacques Descours left the Board on October 7, 2004 and Gérard Legtmann left the Board on January 24, 2005. Robert Marchbank was appointed as an executive director as of from January 24, 2005.

Back to Contents

The Board meets regularly during the year as well as on an ad hoc basis, as required by time-critical business needs. The Board has a formal schedule of matters reserved to it for its decision, which were reviewed during the year, although its primary role is to provide entrepreneurial leadership and to review the overall strategic development of the Group as a whole. Day-to-day operational decisions are delegated to the executive committee referred to at “Item 6 – Directors, Senior Management and Employees, Paragraph C – Board Practices”. The Board met eight times during the year and director attendance for each meeting is shown at “Item 6 – Directors, Senior Management and Employees, Paragraph A – Meeting Attendance”. The Board has established a procedure for directors, if deemed necessary, to take independent professional advice at Wolseley’s expense in the furtherance of their duties. Additionally, every director has access to the Company Secretary, who is charged with ensuring that Board procedures are followed and that good corporate governance and compliance is implemented within the Group. Board papers and other information are delivered at times to allow directors to be properly briefed in advance of meetings. In accordance with Wolseley’s articles of association, directors are indemnified by the Company to the extent permitted by law in respect of liabilities incurred as a result of their office. The indemnity would not provide any coverage to the extent that a director is proved to have acted fraudulently or dishonestly. Wolseley has also arranged appropriate insurance coverage in respect of legal action against its directors and officers. The differing roles of Chairman and Group Chief Executive are acknowledged and set out in writing. The Chairman has confirmed that he will not chair any other major company’s board.

The Chairman has addressed the developmental needs of the Board as a whole, with a view to developing its effectiveness as a team and assists in the development of skills, knowledge and expertise. During the year, the Board continued its ongoing evaluation processes to assess its performance and that of its committees and to identify areas in which its effectiveness, policies and processes might be enhanced, utilizing both a questionnaire and discussion with Board members.

Performance evaluations have been carried out for each member of the Board. Executive directors’ performance has been assessed by the Chairman and Mr Banks, Mr Banks’ performance by the Chairman and the non executive directors, the Chairman’s performance by the non executive directors and Mr Banks and the non executive directors’ performance by Mr Banks and the Chairman. The evaluation of the personal performance of the executive directors was also supported by a 360 degree appraisal process which included a peer group review where performance was assessed against set criteria, including the skills brought to the Board and the contributions they made to it.

Meetings between the non executive directors, both with and without the presence of the Chairman and Mr Banks, are scheduled in the Board’s annual timetable. The Board has also arranged to hold two Board meetings each year at divisional locations to help all Board members gain a deeper understanding of the business.

In line with the Combined Code on corporate governance, as referred to at “Item 6 – Directors, Senior Management and Employees, Paragraph C – Board Practices” and as part of their ongoing development, the executive directors are encouraged to take up an external non executive position on a non-competitor board, for which they may retain payments received in respect of the appointment. In order to avoid any conflict of interest, all appointments are subject to the Board’s approval. Generally outside appointments for executive directors are limited to one company board only, although Mr Banks, by exception, serves on two outside boards. The Board is satisfied that these appointments do not conflict with his duties to Wolseley. The Board monitors the extent of directors’ other interests to ensure that the effectiveness of the Board is not compromised. Succession planning is considered to be a matter for the whole Board rather than for a committee. During the year, the Board considered succession issues arising out of Mr Hornsby’s appointment as Chief Executive Officer of Wolseley North America, which became effective on August 1, 2005 and established a working party, which met on a number of occasions during the year, to consider the issues arising out of Mr Banks’ prospective retirement as Chief Executive of the Company. As announced on September 26, 2005, Mr Banks will retire on July 31, 2006 and will be succeeded by Mr Hornsby. The Board will announce a successor to Mr Hornsby as Chief Executive Officer of Wolseley North America in due course.

Wolseley’s articles of association provide that one-third of the directors retire by rotation each year and that each director will seek re-election at the Annual General Meeting every three years. Additionally, new directors are subject to election by shareholders at the first opportunity after their appointment. Messrs Marchbank, Walker, Webster and Whybrow have sought election or re-election at the Annual General Meeting of shareholders held on

Back to Contents

November 17, 2005. Messrs Davis and Hord no later than 2006 and Messrs Banks, Duff, Hornsby, Murray and Stein no later than 2007. It is Board policy that non executive directors are normally appointed for an initial term of three years, which is then reviewed and extended for a further three year period. It is also Board policy that non executive directors should not generally serve on the Board for more than nine years and that, in cases where it is proposed to exceed this period the director concerned will retire annually and offer himself for re-election. Following their appointment, formal comprehensive and tailored induction is offered to all non executive directors supplemented by visits to key locations within the Group and meetings with members of the executive committee and other key senior executives. All of the directors being proposed for re-election at the 2005 Annual General Meeting of Shareholders have been subject to a performance evaluation during the fiscal year ended July 31, 2005.

Although the non executive directors are not asked, at present, to meet the shareholders of Wolseley, their attendance at presentations of the annual results is encouraged. The Chairman ensures that the Board maintains an appropriate dialogue with shareholders. Gareth Davis is the Company’s Senior Independent Non Executive Director.

The formal terms of reference for the main Board committees, approved by the Board and complying with the Code to assist in the discharge of its duties, are available from the Company Secretary and can also be found on Wolseley’s website at www.wolseley.com. Membership of the various committees is shown at “Item 6 – Directors, Senior Management and Employees, Paragraph C – Board Practices”. The Company Secretary acts as secretary to all Board committees.

Meetings Attendance

The following table shows the attendance of directors at meetings of the Board, audit, remuneration and nominations committees during the year ended July 31, 2005:

	Board meetings			Audit Committee meetings			Remuneration Committee Meetings			Nominations Committee Meetings

	Attended		Eligible to attend	Attended		Eligible to attend	Attended		Eligible to attend	Attended		Eligible to attend

C.A.Banks	8		8	—		—	—		—	1		2
G.Davis	8		8	5		5	6		6	2		2
A.J.Duff	8		8	—		—	6		6	2		2
F.N.Hord	8		8	—		—	—		—	—		—
C.S.Hornsby	8		8	—		—	—		—	—		—
R.H.Marchbank(1)	3		3	—		—	—		—	—		—
J.I.K.Murray	8		8	5	*	5	—		—	—		—
N.M.Stein	7		8	5		5	—		—	—		—
R.M.Walker	7		8	—		—	6	*	6	2		2
S.P.Webster	8		8	—		—	—		—	—		—
J.W.Whybrow	8	*	8	—		—	—		—	2	*	2

*	Chairman
(1)	Appointed as a Director on January 24, 2005.

Background Information Concerning Current Directors and Senior Management at July 31, 2005.

John W. Whybrow. Mr Whybrow was first appointed to the Board on August 1, 1997. He was Deputy Chairman from April 12, 2002 until his appointment as Chairman on December 13, 2002. He is Chairman of the nominations committee. Mr Whybrow is a non executive director of DSG International plc (formerly Dixons Group plc) and Chairman of CSR plc. He was President and Chief Executive Officer of Philips Lighting Holding B.V., based in The Netherlands, until 2001 and Executive Vice President, Philips Electronics N.V. from 1998 until March 2002, when he returned to the UK. Mr Whybrow is also Chairman of Petworth Cottage Nursing Home.

Back to Contents

Charles A. Banks. Mr Banks was first appointed to the Board on August 1, 1992. He was appointed Group Chief Executive Officer on May 3, 2001. He was previously Chief Executive Officer of Ferguson Enterprises and spent 34 years with that company. He is a non executive director of Bunzl plc and of TowneBank/Peninsula, which is headquartered in Virginia.

Fenton N. Hord. Mr Hord was first appointed to the Board on October 2, 2000. Mr Hord joined the Group as Chief Executive Officer of Stock Building Supply Inc, in 1987. Prior to joining the Group, Mr Hord was President of Eskimo Pie Corporation, which was at the time a subsidiary of Reynolds Metals Co. (now Alcoa). He is a non executive director of Investors Management Corporation.

Claude A. S. Hornsby. Mr Hornsby was first appointed to the Board on May 3, 2001. Mr Hornsby has recently been appointed as the Chief Executive North America and on September 26, 2005 stepped down from his role as President and Chief Executive Officer of Ferguson Enterprises Inc, the US Plumbing and Heating Distribution Segment, which incorporates Familian Northwest and the US’s business of Westburne, the Canadian group acquired in 2001. Mr Hornsby has spent 27 years with Ferguson and will become Chief Executive Officer of the Group following Mr Banks’ retirement on July 31, 2006.

Robert H. Marchbank. Mr Marchbank was first appointed to the Board on January 24, 2005 as Chief Executive of Europe and is responsible for all the European businesses. Mr Marchbank joined the Group at Ferguson Enterprises Inc in 1982. In 2001 he moved to the UK to join the newly created Wolseley Group headquarters as Director of Strategic Planning. Most recently, he was the Director of Information and Processes.

Stephen P. Webster. Mr Webster was first appointed to the Board on August 1, 1994 as Group Finance Director designate. He was appointed as Group Finance Director on December 9, 1994. Mr Webster was formerly a partner in Price Waterhouse and is a Chartered Accountant. Mr Webster is a non executive director of Bradford & Bingley plc.

Gareth Davis. Mr Davis was first appointed to the Board on July 1, 2003. He is a member of the audit, remuneration and nominations committees and is the Senior Independent Non Executive Director. Mr Davis has been Chief Executive of Imperial Tobacco Group plc since its incorporation in 1996, having spent the last 33 years in the tobacco industry.

Andrew J. Duff. Mr Duff was first appointed to the Board on July 1, 2004. He is a member of the remuneration and nominations committees. Mr Duff is Chief Executive of RWE npower plc. Mr Duff previously spent 14 years at BP plc where he held leading positions in marketing and oil trading and was most recently the Director of Strategic Planning for BP Oil, USA. Mr Duff is Chairman of the Electricity Retail Association and is a member of the Confederation of British Industry’s President’s committee.

James I. K. Murray. Mr Murray was first appointed to the Board on April 12, 2002. A Chartered Accountant, Mr Murray is Chairman of the audit committee and is a non executive director of UK Coal PLC. He was Finance Director of Land Securities Plc from 1991 until his retirement in 2001. Mr Murray is the Chairman of Trustees of the Land Securities Pension Fund.

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

Robert M. Walker. Mr Walker was first appointed to the Board on July 1, 1999. He is Chairman of the remuneration committee (until November 1, 2005) and a member of the nominations committee. Mr Walker is Non Executive Chairman of WHSmith PLC and Williams Lea Group Limited; and a non executive director of Signet Group plc. Mr Walker was, until February 2005, Group Chief Executive of Severn Trent Plc. He previously worked for Procter and Gamble, McKinsey and Company and for over 20 years with PepsiCo.

Back to Contents

Adrian Barden. Mr Barden was appointed as Chief Executive of Wolseley UK Limited on August 1, 2003 and is now, additionally, responsible for certain European business initiatives. He is a member of the executive committee. Mr Barden has been employed by the Group since 1991 and was appointed Managing Director of the Heavyside Division in 1996. He has spent his working life in the building materials distribution industry. He is Vice President of the Construction Products Association (CPA).

Mark J. White. Mr White joined Wolseley on July 1, 2002 as the Group Company Secretary and Counsel. He is a solicitor and is secretary to the audit, nominations, treasury and remuneration committees. He is a member of the executive committee and a trustee of the UK pension scheme. Mr White was previously Company Secretary of Enterprise Oil plc and Rotork plc.

B. Compensation

Director and Senior Management Compensation

Wolseley’s policy now, and for the foreseeable future, is to provide remuneration packages that fairly reward executives for the contribution they make to the business, having regard to the size and complexity of the Group’s business operations and the need to attract, retain and motivate executives of the highest quality. Remuneration packages comprise salary, performance bonuses, share options, long-term incentives, benefits-in-kind and pensions. Wolseley takes a total approach to remuneration, which includes all these elements. The packages are designed to be broadly comparable with those offered by similar international businesses and reflect competitive practices in the countries and markets in which the executive directors operate. The policy is designed to incentivize the directors to meet Wolseley’s financial and strategic objectives such that a significant proportion of remuneration is performance related. The remuneration committee considers that the targets set for the different elements of performance related remuneration are appropriate and demanding in the context of Wolseley’s trading environment and the business challenges it faces. Under Wolseley’s Articles of Association, the maximum aggregate amount of remuneration payable to Wolseley’s non executive directors (as a group) was increased to £750,000 per annum with effect from January 1, 2005, following shareholder approval at the Annual General Meeting held on November 18, 2004.

For the fiscal year ended July 31, 2005, the aggregate compensation paid or accrued by Wolseley and its subsidiaries to or for all directors and senior management as a group (15 persons) for services in all capacities was £8.531 million. Such compensation was primarily in the form of salaries and amounts paid as bonuses pursuant to performance linked bonus plans in which all executive directors participated. Bonuses paid to directors are supervised by the remuneration committee.

Back to Contents

Remuneration during the fiscal year ended July 31, 2005 of the directors and senior management in office during fiscal year 2005 was as follows:

	Salary/ Fees	Annual Bonus	Benefits	Pension Supplement/Life Assurance	(j)	Total Fiscal 2005	Total Fiscal 2004
	£’000	£’000	£’000	£’000		£’000	£’000

Non Executive Chairman
John W. Whybrow	210	—	—	—		210	170
Executive Directors
Charles A. Banks(a)	716	1,310	212	91		2,329	1,909
Fenton N. Hord(b)	365	718	1	295		1,379	969
Claude A. S. Hornsby(c)	378	763	23	37		1,201	897
Robert H Marchbank(d)	188	261	227	17		693	—
Stephen P. Webster(e)	430	527	60	67		1,084	676
Non Executive Directors
Gareth Davis	43	—	—	—		43	33
Andrew J. Duff	38	—	—	—		38	3
James I. K. Murray	48	—	—	—		48	38
Nigel M. Stein	38	—	—	—		38	22
Robert M. Walker	46	—	—	—		46	38
Executive Committee Member
Adrian Barden(f)	324	201	18	50		593	369
Company Secretary
Mark J. White(g)	190	157	14	19		380	258
Former Directors
Jacques R. Descours(h)	58	139	1	—		198	454
Gérard Legtmann(i)	183	—	35	33		251	704

	3,255	4,076	591	609		8,531	6,540

Notes:
(a)
£70,000 (2004: £70,000) of the figure for benefits relates to relocation from the USA to the UK. £66,633 (2004: £53,123) of the figure for benefits relates to currency protection. £369,908 (2004: £299,623) of the figure for bonuses relates to the vesting on July 31, 2005 of 100% of the award made in 2002 under the long term incentive scheme referred to at “Item 6 – Directors, Senior Management and Employees – Paragraph B, compensation – long-term cash incentive plans”.

(b)
£150,000 (2004: nil) of the figure for bonuses relates to the vesting on July 31, 2005 of 100% of the award made in 2002 under the long term incentive scheme referred to at “Item 6 – Directors, Senior Management and Employees – Paragraph B, compensation – long-term cash incentive plans”.

(c)
£174,194 (2004: nil) of the figure for bonuses relates to the vesting on July 31, 2005 of 100% of the award made in 2002 under the long term incentive scheme referred to at “Item 6 – Directors, Senior Management and Employees – Paragraph B, compensation – long-term cash incentive plans”.

(d)
Appointed on January 24, 2005. £191,018 of the figure for benefits relates to relocation from the USA to the UK. £101,935 of the figure for bonuses relates to the vesting on July 31, 2005 of 100% of the award made in 2002 under the long term incentive scheme referred to at “Item 6 – Directors, Senior Management and Employees – Paragraph B, compensation – long-term cash incentive plans”.

(e)
£35,917 (2004: £49,000) of the figure for benefits relates to relocation from Droitwich, UK to Theale, UK. £167,750 (2004: nil) of the figure for bonuses relates to the vesting on July 31, 2005 of 100% of the award made in 2002 under the long term incentive scheme referred to at “Item 6 – Directors, Senior Management and Employees – Paragraph B, compensation – long-term cash incentive plans”.

(f)
£47,200 (2004: nil) of the figure for bonuses relates to the vesting on July 31, 2005 of 100% of the award made in 2002 under the long term incentive scheme referred to at “Item 6 – Directors, Senior Management and Employees – Paragraph B, compensation – long-term cash incentive plans”.

(g)
£56,000 (2004: nil) of the figure for bonuses relates to the vesting on July 31, 2005 of 100% of the award made in 2002 under the long term incentive scheme referred to at “Item 6 – Directors, Senior Management and Employees – Paragraph B, compensation – long-term cash incentive plans” .

(h)
Mr Descours ceased to be a director on October 7, 2004, and the remuneration shown in the table relates to the period from August 1, 2004 to October 7, 2004. The bonus figure relates to the vesting on July 31, 2005 of 100% of the award of £139,423 made in 2002 under the long term incentive scheme referred to at “Item 6 – Directors, Senior Management and Employees – Paragraph B, compensation – long-term cash incentive plans”. Mr Descours will retire from Wolseley France on December 13, 2005 and on such date he will receive a severance indemnity payable under French law of €666,822.

(i)
Mr Legtmann ceased to be a director on January 24, 2005. The remuneration shown in the table relates to the period from August 1, 2004 to January 24, 2005. £25,423 (2004: £108,082) of the figure for benefits relates to relocation from the USA to the UK. Mr Legtmann is entitled to receive up to a maximum of £850,000 compensation for the loss of his office and termination of his employment. The compensation is payable in tranches up until January 24, 2006 and is subject to mitigation. Mr Legtmann is entitled to retain medical insurance benefits until January 24, 2006. All other pension provision, bonus and incentive awards lapsed on January 24, 2005.

(j)	The payments in respect of life insurance relate to arrangements established before Messrs Hord, Hornsby and Marchbank became Executive Directors, suspended since 2002.

Back to Contents

Salaries

Basic salaries of executive directors are determined having regard to competitive market data, the degree of individual responsibility and individual performance. Market data is derived from a group of companies selected on the basis of comparable size, geographic spread and business focus. Due consideration is also given to the wider economic and employment backdrop, including general pay and employment conditions elsewhere in the Group. The target salary is at the median with the opportunity to go above this level, subject to sustained individual performance. The remuneration committee reviewed the salaries of the executive directors with effect from August 1, 2004, having sought the views of both the Chairman and (other than in the case of his own salary) the Group Chief Executive. As a US national, 40% of Mr Banks’ salary is currency protected, based on an exchange rate of £1: $1.50.

Performance bonuses

Performance bonus arrangements are designed to encourage individual performance, corporate operating efficiencies and profitable growth. The annual bonus awards are based on a mix of demanding financial targets, derived from Wolseley’s historic performance, annual long-term strategic business plan and annual budget, as well as market expectations and will depend on performance against annual targets of return on capital employed, working capital, Group profit before tax and, where relevant, profit before tax for the appropriate division (which, in aggregate, account for 85% of the bonus, the majority of which related to the profit before tax targets). The balance of 15% of the bonus depends on specific personal objectives set for each executive director.

The following percentages of base salary, which vary between executive directors depending on their particular responsibilities and spheres of influence, will be paid in bonus for the fiscal year ended July 31, 2005, subject to the achievement of the minimum, on-target and maximum levels of performance (with the percentages increasing on a linear basis for achievement between each level):

	Percentage of base salary payable on achievement of:
				Bonus awards
Name	Minimum Target	On-Target	Maximum Target	for the year (% of salary)

Charles A. Banks	60	100	150	131
Fenton N. Hord	80	120	160	156
Claude A. S. Hornsby	80	120	160	156
Robert H. Marchbank	30	50	75	51
Stephen P. Webster	40	60	100	84

Stretching targets are set for each element of the bonus, determined by the remuneration committee each year, which also considers the levels of performance targets to be achieved for bonus payments to be made in the succeeding year. For the fiscal year ending July 31, 2006, the remuneration committee has determined that the minimum, on-target and maximum targets will be 60/120/170% of base salary for Mr Banks, 80/130/180% for Mr Hornsby, 80/120/160% for Mr Hord and 40/70/100% for Mr Marchbank and Mr Webster.

Long-term incentive plans

Wolseley currently operates a long-term incentive plan which provides ordinary shares in the capital of Wolseley conditional upon Wolseley’s total shareholder return (“TSR”) over single three year periods. All awards are made subject to the achievement of stretching performance conditions, and TSR has been selected as the performance measure to more closely align the interests of the executive directors and senior executives with those of shareholders over the long-term. The plan rewards the relative out performance of Wolseley against a defined list of comparator companies. Calculations are performed independently and are approved by the remuneration committee.

The long-term incentive plan is discretionary. The remuneration committee’s current policy is to make annual awards to Mr Banks, the executive directors and other senior executives under the Wolseley plc 2002 Long Term Incentive Scheme (“2002 Scheme”), which was approved by shareholders in November 2002 and amended at the annual general meeting held on November 18, 2004. Prior to this date only cash awards were made. Since 2004, awards will normally be made in shares, save where there are material securities or tax law constraints in

Back to Contents

overseas jurisdictions where the scheme is to be operated, in which case conditional awards in cash would continue to be made.

The maximum amount that can be granted under the amended 2002 Scheme for each award is 200% of base salary per annum; however, awards made to date have not exceeded 100% (or 125% in the case of Mr. Banks) of base salary. Each year the remuneration committee will assess the proportion of awards that should be made up of both share options and long-term incentive awards. It is the remuneration committee’s intention that for the year ending July 31, 2006, awards will be made to Mr Banks at 150% of salary with lower award levels for other executive directors. The vesting level for a maximum award under the amended 2002 Scheme requires performance to be in the upper decile. To better reflect market practice, shareholder approval was sought and received on November 18, 2004 so that 25% of awards made from that date would vest for achievement of performance at the median (with a straight line percentage to vest between median and upper decile). Extant awards remain subject to the achievement of performance conditions following a participant’s retirement, and vesting is determined at the end of the performance period.

The remuneration committee has considered whether future grants under the amended 2002 Scheme should be subject to a financial performance underpin, in addition to the satisfaction of a TSR performance target. The remuneration committee concluded that the continuing use of EPS as a performance target under the Wolseley Share Option Plan 2003 and the use of financial measures for the annual bonus plan provide an appropriate balance to the use of TSR within the amended 2002 Scheme, such that the introduction of a further financial underpin was not felt appropriate. This will be kept under review by the remuneration committee.

The lists of comparator companies for awards made since 2001 under the 2001 cash plan (a plan introduced to facilitate Mr Banks’ recruitment, which is similar in structure to the 2002 Scheme) and since 2002 under the 2002 Scheme are based upon the constituent members of the FTSE 100 as at the respective dates of grant, excluding banks, telecommunications, IT and utility companies but together with CRH plc and Travis Perkins plc, which compete in the same sector as the Company. A similar group of companies will be selected for the 2005/06 awards under the amended 2002 Scheme.

Back to Contents

Details of the awards conditionally made to the Executive Directors in office during the year under the amended 2002 scheme and outstanding at July 31, 2005, as well as at the date of this report, are shown in the table below:

Name of Director	Interests in £ held at August 1, 2004 (or date of appointment)	Interests in shares awarded during the year[1]	Interests in £ held at July 31, 2005 (or date of departure)	Interests in shares held at July 31, 2005 and at the date of this report (or date of departure)	Interests in £ held at the date of this report (or date of departure)[2]	Performance periods

Charles A. Banks	760,873	95,308	760,873	95,308	369,908	August 1, 2002 – July 31, 2007

Adrian Barden	147,000	14,332	147,200	14,332	100,000	August 1, 2002 – July 31, 2007

Jacques-R. Descours	299,170	—	299,170	—	159,747	August 1, 2002 – July 31, 2007

Fenton N. Hord	295,439	38,843	295,439	38,843	145,439	August 1, 2002 – July 31, 2007

Claude A.S. Hornsby	363,421	40,281	363,421	40,281	189,227	August 1, 2002 – July 31, 2007

Gérard Legtmann[3]	175,000	23,688	—	—	—	August 1, 2003 – July 31, 2007

Robert H. Marchbank	207,026	23,595	207,026	23,595	105,091	August 1, 2002 – July 31, 2007

Stephen P. Webster	360,000	34,884	360,000	34,884	192,500	August 1, 2002 – July 31, 2007

Mark J. White	118,000	10,276	118,000	10,276	62,000	August 1, 2002 – July 31, 2007

1.	The share price on the date of grant of the award was 924.5 pence per share.
2.
Awards granted in 2002 (granted at 50% of salary as at August 1, 2002, save for Messrs Barden, Marchbank and White, whose awards were granted at 40% of salary) vested at 100% of award on July 31, 2005.

3.	The awards granted to Mr Legtmann lapsed on January 24, 2005, upon his ceasing to be a director.

The following table sets out the percentage of each award which has vested and the percentage of each extant award had it vested on July 31, 2005:

Year of Award	Percentage vested on maturity or current vesting performance based on performance as at July 31, 2005

2001	100% (vested 31 July 2004)
2002	100% (vested 31 July 2005)
2003	100% (performance after 24 months)
2004	100% (performance after 12 months)

Pensions

Mr Webster, as a UK Executive Director, participates in the Wolseley Group Retirement Benefits Plan (“the Plan”). The Plan is a defined benefit scheme and provides benefits based on final pensionable salaries. The Company makes contributions to the Plan based on the recommendation of the Plan actuary. Bonuses payable to

Back to Contents

UK Executive Directors are not pensionable. Mr Webster currently contributes 6% per annum of his pensionable salary to the Plan.

The UK Finance Act 1989 introduced an earnings cap (“Cap”) for employees joining the Plan after May 31, 1989. This has the effect of limiting the amount of an employee’s salary that can be pensioned through an approved pension scheme. The current limit, to which Mr Webster is subject, is £105,600 per annum. Wolseley has agreed to provide Mr Webster with benefits which are broadly comparable with those that would have applied under the Plan had the Cap not been introduced. This is currently provided for by payments into a Funded Unapproved Retirement Benefits Scheme. Additionally, the Finance Act 1989 capped life assurance payable through an approved pension scheme in respect of such executives. Wolseley has taken out an insurance policy to cover that part of the life assurance for Mr Webster which is in excess of the Cap. The amount charged to the profit and loss account during the year in respect of his future obligation was £66,812 (including £2,496 in respect of life insurance) (2004: £35,712).

The remuneration committee has determined the Company’s approach in response to the UK pensions simplification, which will become effective in April 2006 for those UK Executive Directors who are, or will become, members of the UK approved pension plan. Such directors will be given the option of either:

•	maintaining the existing pension promise, in which case the executive would be responsible for any additional taxation arising; or

•
ceasing to accrue pension benefit in respect of service after April 2006 and instead, receiving a cash retirement benefit allowance, subject to income taxation consistent with the Company’s cost neutral objective. Past service benefit would remain linked to future salary increases subject to a cap similar to the existing Cap.

Messrs Banks, Hornsby and Marchbank, who are US citizens, participate in the defined contribution pension arrangements of Ferguson Enterprises Inc. In line with current US practice, Messrs Banks, Hornsby and Marchbank receive contributions at the level of 15% of their earnings (for this purpose $420,000 for Mr Banks, and $400,000 for Messrs Hornsby and Marchbank of bonus respectively is included with their base salary). Mr Hord, also a US citizen, participates in the defined benefit and defined contribution plans of Stock Building Supply, Inc. Mr Hord’s pensionable earnings include his bonus up to a maximum of $742,400 as agreed when the bonus scheme was introduced in order to preserve his pension entitlement at that time. Mr Hord is also a member of a US non-qualified plan, which will provide a benefit for 20 years after retirement at age 60 of 40% of final pensionable salary. At Mr Hord’s option, and with Wolseley’s consent, the benefit can be paid over a period of 1, 5, 10 or 15 years with the total amount of the benefit, in cash terms, being the same.

A US subsidiary of Wolseley has a commitment to a former Wolseley director, who is a United States citizen, to pay a joint survivor pension of $300,000 per annum for fifteen years from August 1, 1993. The net present value of the future obligation as of July 31, 2005 was £460,110 (July 31, 2004: £570,000), which has been charged in prior years’ accounts.

Additionally, Brossette has a commitment to a former Wolseley director, who is a French citizen, to pay an annual pension of €215,392 (2004: €211,212), with a widow’s entitlement of 60%, subject to an annual increase based on the agreed French pension index. The full actuarial cost of this arrangement was provided in previous years as part of Brossette’s ongoing pension obligations. Wolseley is guarantor of this future pension commitment, which as of July 31, 2005 was approximately £1.9 million (2004: £2.1 million).

The following table shows the executive directors and senior management participating during the year in the Group’s defined benefits plans and the amounts of benefit accrued at the end of the year as if the director or manager had left service on July 31, 2005, the change in accrued benefit over the year, the transfer value at both the beginning and end of the year as well as the change in the transfer value over the year as required by the UK Directors’ Remuneration Report Regulations 2002. The increase in transfer value figures represents an obligation on the pension fund or Wolseley – they are not sums due or paid to the director or manager. The UK Listing Rules require additional disclosure of the change in accrued benefit net of inflation and the transfer value of this change. These pension liabilities are calculated using the cash equivalent transfer value method prescribed in the Listing Rules of the UK Listing Authority.

Back to Contents

	UK Directors’ Remuneration Report/regulations						UK Listing Rules
	Age at	Pension accumulated	Increase in pension	Transfer Value		Increase/(decrease) in transfer value 2005 (excluding member	Pension Accumulated	Increase in Pension 2005 (net of	Transfer value of the increase/ (decrease) in 2005 (excluding member
	July 31,	2005	2005	2005	2004	contributions)	2005	revaluation)	contributions)
	2004	£000	£000	£000	£000	£000	£000	£000	£000

Adrian Barden	50	30	2	304	235	63	30	1	8
Fenton N. Hord	58	311	37	4,470	4,216	326	311	25	318
Stephen P. Webster(1)	52	19 60	2 12	267 653	189 482	62 171	19 60	2 11	10 120
M.J.White	45	6	2	46	20	21	6	2	11

(1)	Mr Webster is also entitled to benefits under a Funded Unapproved Retirement Benefits Scheme. The penultimate row of figures in the above table relates to the benefits payable under such plan.
Note:	Mr Legtmann received a refund of his contributions consequent on his ceasing to be a director on January 24, 2005. No further person benefits accrue to Mr Legtmann.

The following table shows those directors participating in money purchase pension plans and the cost of Wolseley’s contributions thereto:

	2005	2004
Pensions: Money Purchase Plans	£000	£000

Charles A. Banks	138	137
Fenton N. Hord	4	3
Claude S. Hornsby	88	76
Robert H. Marchbank*	26	—

*	Mr Marchbank was appointed to the Board on January 24, 2005.

Other benefits

Executive directors receive a number of other benefits principally related to the provision of company cars, life assurance, health care arrangements and, in the case of Messrs Banks, Marchbank and Webster, relocation and housing allowances following, respectively, their relocations from the USA to the UK (Messrs Banks and Marchbank) and from Droitwich, UK to Theale, UK (Mr Webster), where Wolseley’s head office is located.

Non executive directors

The remuneration of non executive directors during the fiscal year under review was made up of a basic fee and an additional fee where a non executive director acts as Chairman of either the audit or remuneration committees and for the director nominated as senior independent non executive director. Fees are reviewed from time to time by the Board. The non executive directors have letters of engagement rather than service contracts and do not participate in any incentive plan, nor is any pension payable in respect of their services as non executive directors. The Board’s policy is that non executive directors are normally appointed for an initial term of three years, which is then reviewed and extended for a further three year period. Appointments may, however, be terminated upon six months’ notice. There are no provisions for compensation in the event of termination. The terms and conditions of appointment of the non executive directors are available for inspection at Wolseley’s registered office during normal business hours and at the Annual General Meeting.

Executive share ownership

Wolseley introduced a share ownership program with effect from August 1, 2004. It is designed to encourage all directors and members of the executive committee to build up a shareholding with a value of 1.5 times annual base salary for the Group Chief Executive; 1 times annual base salary for all executive directors; 1 times annual fees for all non executive directors, including the Chairman; and 0.5 times annual base salary for all executive committee members. For executive directors and members of the executive committee this may be achieved by retaining shares received as a result of participating in a Wolseley plc employee share plan (other than shares sold to pay a social security or income tax liability or sold to meet the price of the option). The program specifically

Back to Contents

excludes the need to make a personal investment should awards not vest. Normally these levels of shareholding should be expected to be achieved within three to five years from the time the individual is included in the program.

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

Executive option schemes

Eligibility – All executive directors and other senior company management, as well as all other employees of Wolseley, are eligible to participate in the Executive Option Schemes, save for those within six months of their anticipated retirement (other than US executives). At July 31, 2005, there were approximately 697 participants in the Executive Option Schemes.

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

Performance conditions – The remuneration committee considers annually the levels of option grants. An option becomes exercisable on the third anniversary of the date of grant, but in respect of options granted after May 31, 1994, it cannot be exercised unless a performance test has been satisfied. Thereafter, it may be exercised at any time until it lapses, 10 years from the date of grant. Options granted between May 1994 and December 1996 may not be exercised unless the growth in earnings per share over a period of three consecutive fiscal years exceeds the growth in the UK Retail Price Index over the same period by at least 6%. Options granted in, and subsequent to, December 1997 may not be exercised unless growth in earnings per share over a period of three consecutive fiscal years exceeds growth in the UK Retail Price Index over the same period by at least 9%. In addition, the number of options exercisable by executive directors in respect of awards made between 1997 and 2002 is determined by the return on capital employed achieved over the same rolling three year period. For options granted in 1997 and 1998, achieving a return on capital employed of 15% per annum will enable 50% of options granted to become exercisable, rising on a sliding scale to 100% for achieving a return on capital employed of 20% or more. With effect from October 1999, the maximum return on capital employed required to permit exercise of 100% of options granted was reduced from 20% to 17.5% and the sliding scale was adjusted accordingly. Options granted in, and subsequent to, November 2003 may not be exercised unless growth in earnings per share over the period of three fiscal years (from the fiscal year immediately prior to the grant) exceeds growth in the UK Retail Price Index over the same period by at least 9%. For options so granted in excess of 100% of salary the earnings per share growth has to exceed the growth in the UK Retail Prices Index by at least 12%, rising to 21% for awards greater than 250% of salary. To the extent that the performance condition is not fully met for options granted in November 2003, the satisfaction of the condition will be retested on the

Back to Contents

fourth anniversary of the award, but from the same fixed base, with the further requirement that the earnings per share growth has to extend the growth in the UK Retail Prices Index by at least 12%, rising to 28% for awards greater than 250% of salary. Awards made from 2004 will not benefit from any such retest of the satisfaction of the performance condition.

Individual limit – Under the 1984 and 1989 Schemes, the maximum number of shares over which a participant may be granted an option on any date is subject to the limit that the aggregate exercise price of that option, when added to the aggregate exercise prices of shares comprised in any extant options to subscribe for shares granted to the participant within the previous ten years under the Executive Option Schemes and any other employee share option scheme operated by Wolseley (excluding shares which are the subject of options granted under any savings related share option scheme and any shares issued upon the exercise of options), may not exceed four times the participant’s total remuneration for Wolseley’s current or preceding fiscal year (whichever of those years gives the greater amount) or, where the participant did not receive remuneration for the preceding fiscal year, four times his total remuneration for the 12 month period beginning with the first day of the current fiscal year in which the participant received remuneration. The maximum number of shares over which a participant may be granted an option under the 2003 Scheme may not exceed an amount equal to three times base salary for UK based executives and five times base salary for US based executives, and in other exceptional circumstances as determined by the remuneration committee. It is the committee’s intention that for the year ending July 31, 2006, awards will not exceed 225% of base salary (or 300% in the case of the US Executive Directors).

Exercise of options – Unvested Options may be exercised in whole or in part following the earliest of (i) the expiration of three years from the date of grant of the option subject to the satisfaction of the relevant performance condition; (ii) the participant’s termination of employment by reason of his death, injury or disability (and in the case of the 1984 Executive Share Option Scheme, redundancy and, in the case of options granted under the 2003 Scheme subject to both the satisfaction of the relevant performance condition and to the exercise of a discretion by the remuneration committee); (iii) the participant’s termination of employment for any reason other than death, injury or disability if the Board in its absolute discretion so determines (under the 1984 and 1989 Schemes and, in the case of retirement, awards made under the 2003 Scheme will be exercisable only after the third anniversary of grant and, subject thereto, to the satisfaction of the relevant performance condition); or (iv) the date the option becomes exercisable upon a change of control of Wolseley or the winding up of Wolseley (save in the case of options granted under the 2003 Scheme where, in addition, the remuneration committee must be satisfied that Wolseley’s performance over the curtailed period justifies vesting). Upon a change of control of Wolseley, and subject to the Companies Act 1985 (the “Companies Act”), the general corporations law of England and Wales, a participant generally may exercise an option at any time within a six month period following the later of the date on which control of Wolseley passes to an acquiror and the date on which the offer to acquire becomes unconditional to exercise any unexercised option then held by the participant. Upon the voluntary winding-up of Wolseley, the participant may exercise an option upon receipt of notice of a meeting to consider such matter. The exercise of vested options under the 1984 and 1989 Schemes is governed by the provisions noted above. The exercise of vested options under the 2003 Scheme must take place within six months of termination of employment for good leavers (or 12 months in the event of death), or within one month of termination of employment for those employees who resign or who are dismissed otherwise than for cause.

Lapse of options – An option lapses under the 1984 and 1989 Schemes (to the extent that it has not been previously exercised) upon the earliest of (i) the expiration of ten years from its date of grant; (ii) the expiration of 12 months from the date of participant’s death; (iii) the expiration of 12 months from the date upon which the participant’s employment terminates by reason of injury or disability (and in the case of the 1984 Scheme, redundancy); (iv) the expiration of 18 months from the date on which the participant retires from employment; (v) the date on which the participant’s employment is otherwise terminated; (vi) upon a change of control of Wolseley, the date that is immediately after the expiration of the applicable six month time period for exercise of options; or (vii) upon the voluntary winding-up of Wolseley, a date that is immediately after the commencement of such winding up of Wolseley. An option lapses under the 2003 Scheme (to the extent that it has not previously been exercised) upon the earliest of (i) the fourth anniversary of grant to the extent that awards granted in November 2003 and June 2004 have not satisfied the performance condition; (ii) the third anniversary of grant to the extent that awards granted after November 2004 have not satisfied the performance condition; (iii) six months (or 12 months in the case of death) after termination of employment (or death) to the extent that the award has satisfied the performance condition where termination occurs otherwise than by resignation or dismissal for

Back to Contents

cause; (iv) one month after termination of employment to the extent that the award has satisfied the performance condition where termination occurs by resignation or dismissal otherwise than for cause; (v) immediately upon termination of employment by reason of death, injury, disability, ill health, expected retirement, redundancy and sale of a Group employing company, unless the remuneration committee otherwise exercises its discretion and, subject thereto, to the satisfaction of the proportionate part of the performance condition as at that time.

Issue of shares – Shares issued and allotted pursuant to the Executive Option Schemes rank in full for all dividends and other distributions paid by reference to a record date falling on or after the date on which the allottee is entered on the register of shareholders of Wolseley and shall in all other respects rank equally with other shares issued by Wolseley of the same class.

Employees Savings Option Schemes

Eligibility – Under the UK Option Scheme, all UK directors and employees of Wolseley with at least six months’ service prior to Wolseley’s results announcement which immediately precedes a grant of options are eligible to participate in the UK Option Scheme. Under the Irish Option Scheme, all Irish directors and employees of Wolseley with one year’s service on the date of Wolseley’s Annual General Meeting immediately preceding a grant of options are eligible to participate in the Irish Option Scheme. The Board has discretion to include other employees. At July 31, 2005, there were approximately 4,000 participants in the Employees Savings Option Schemes.

Options – Options entitle the participant to acquire Wolseley’s ordinary shares. Options will be personal to the participant and his or her personal representatives and may not be transferred or assigned. No payment is required for the grant of an option.

Exercise price – The exercise price of an option is determined by the Board and may not be less than the greater of (i) the price which is the higher of (a) eighty percent and (b) such greater percentage as may be required by appropriate tax legislation, of the middle market quotation for ordinary shares for such dealing day falling as near to (but not earlier than) 30 days immediately preceding the date of grant, as derived from The London Stock Exchange Daily Official List; or (ii) the nominal value of an ordinary share.

Grant of options – Options may be granted with durations of three, five or, for the UK Option Scheme, seven years. Participants choose the duration of their option at the time of grant. It is a condition of granting an option that participants enter into a savings contract with an approved savings institution under which participants save between £10 and £250 per month (for the UK Option Scheme) or €12 and €320 per month (for the Irish Option Scheme), for a three year (36 monthly contributions) or five year (60 monthly contributions) period depending on whether they have chosen a three, five or seven year option. After either 36 or 60 monthly contributions have been made, the three or five year option matures, a bonus is payable and participants may exercise their options and buy ordinary shares in Wolseley at the exercise price. Participants who choose a seven year option at the time of grant are required to leave their savings accumulated over five years undistributed for another two years, at which time a further bonus is payable and they may exercise their option. Options may be exercised only with the available proceeds of the savings contract together with the applicable bonus. Participants may withdraw from a savings contract at any time (though their options will then lapse) and are not obligated to exercise an option when the contract matures at the relevant bonus date. All savings contracts of any individual which are linked to options are aggregated for the purposes of an overall limit on savings of £250 or €320 per month (as the case may be) per participant. No options may be granted more than 10 years after the first grant of options under the Employees Savings Option Schemes. The UK Option Scheme was extended for ten years in 1991, and approval was further renewed until December 2011 at an Extraordinary General Meeting held on December 14, 2001.

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

At July 31, 2005 there were approximately 1,900 employees participating in the SAP in respect of awards made up to the fiscal year ended July 31, 2001.

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

Eligibility – Employees participate in the Purchase Plan by submitting an enrollment form, which specifies the amount of his or her compensation that will be withheld and accumulated for Purchase Plan purposes. The amount of compensation to be withheld must be at least $25 per month but not more than $400 per month (or such other minimum or maximum amounts as may be established by the Board from time to time). Compensation that is withheld is applied to the purchase of ordinary shares as of the applicable exercise date unless the participant has terminated employment or withdrawn from the Purchase Plan before that date.

Option Price – The option price per share for ordinary shares purchased on the exercise of an option shall not be less than 85% of the Fair Market Value of the ordinary shares on the date of grant (but in all cases must be at least the nominal value of an ordinary share). The term “Fair Market Value” means, on any given date, the closing middle market quotation of an ordinary share as derived from the London Stock Exchange Daily Official List or the primary stock exchange on which the ordinary shares are listed.

A participant may discontinue his or her participation in the Purchase Plan at any time by giving written notice to that effect to the Board at any time prior to the exercise date. The amount credited to a participant’s account will be distributed to the participant upon a withdrawal from the plan.

Back to Contents

Grant of Options – The first award was made under the Purchase Plan in March 2002 when options over 530,169 ordinary shares were granted to 3,274 employees at an option price of 597 pence per share. A total of 24,470 options vested on April 8, 2003. The second award was made under the Purchase Plan in March 2003 when options over 2,260,153 ordinary shares were granted to 3,212 employees at an option price of 437.75 pence per share. A total of 1,420,209 options vested on April 16, 2004. The third award was made under the Purchase Plan in March 2004, when options over 2,986,840 ordinary shares were granted to 7,897 employees at an option price of 698.28 pence per share. A total of 1,677,557 options vested on April 26, 2005.

The fourth award was made in March 2005, at an option price of 935.85 pence per share. Options to purchase 2,780,555 ordinary shares were granted to 9,977 employees – 2,457,792 options over ordinary shares were granted to 9,036 employees based in the US and 322,763 options over ordinary shares were granted to 941 employees based in Canada.

Share option information

As of October 31, 2005, there were outstanding options to purchase a total of 2,947,807 ordinary shares that had been granted by Wolseley to its directors and senior management. Details of options outstanding under the Executive Option Schemes and the Employees Savings Option Schemes and of the interests of the directors and senior management in such schemes as of October 31, 2005 are set out below:

Title of plan	Number of ordinary shares issuable upon exercise	Range of exercise prices per ordinary share (pence per share)	Range of expiration dates

Executive Option Schemes	11,809,461	349.75 – 1100.00	11/2004 – 03/2015
Employees Savings Option Schemes	8,129,198	251.00 – 935.85	04/2005 – 12/2012

Back to Contents

Executive option schemes

Name of director/senior manager	Exercise price per ordinary share (pence per share)	Options exercisable between	Options at July 31, 2005	Options at October 31, 2005	Options at August 1, 2004 (or date of appointment)

Charles A. Banks(a)	483.50	2000-2007	22,615	22,615	35,000
	381.00	2001-2008	9,235	9,235	25,000
	397.00	2002-2009	6,815	6,815	22,000
	349.75	2003-2010	—	—	50,000
	468.00	2004-2011	400,000	400,000	400,000
	467.00	2004-2011	135,400	135,400	150,000
	543.00	2005-2012	225,000	225,000	225,000
	743.00	2006-2013	263,098	263,098	263,098
	949.00	2007-2014	153,429	153,429	—

Adrian Barden(a)	483.50	2000-2007	—	—	6,000
	381.00	2001-2008	6,000	6,000	6,000
	397.00	2002-2009	8,000	8,000	8,000
	349.75	2003-2010	13,000	13,000	13,000
	467.00	2004-2011	7,600	7,600	14,000
	543.00	2005-2012	20,000	20,000	20,000
	743.00	2006-2013	60,000	60,000	60,000
	949.00	2007-2014	27,924	27,924	—

Jacques Descours(a)(b)	388.75	1997-2004	—	—	8,000
	433.00	1998-2005	8,300	8,300	8,300
	456.50	1999-2006	10,000	10,000	10,000
	483.50	2000-2007	10,000	10,000	10,000
	381.00	2001-2008	25,000	25,000	25,000
	397.00	2002-2009	22,000	22,000	22,000
	349.75	2003-2010	50,000	50,000	50,000
	467.00	2004-2011	50,000	50,000	50,000
	543.00	2005-2012	50,000	50,000	50,000
	743.00	2006-2013	43,000	43,000	43,000

Fenton N. Hord(a)	456.50	1999-2006	—	—	10,000
	483.50	2000-2007	—	—	10,000
	381.00	2001-2008	—	—	10,000
	397.00	2002-2009	—	—	12,000
	349.75	2003-2010	50,000	50,000	50,000
	467.00	2004-2011	75,000	75,000	75,000
	543.00	2005-2012	60,000	60,000	60,000
	743.00	2006-2013	65,037	65,037	65,037
	949.00	2007-2014	78,162	78,162	—

Claude A. S. Hornsby(a)	483.50	2000-2007	—	—	8,000
	381.00	2001-2008	—	—	8,000
	397.00	2002-2009	—	—	10,000
	349.75	2003-2010	—	—	15,000
	485.00	2004-2011	14,762	14,762	100,000
	467.00	2004-2011	14,600	14,600	75,000
	543.00	2005-2012	80,000	80,000	80,000
	743.00	2006-2013	101,871	101,871	101,871
	949.00	2007-2014	101,321	101,321	—

Back to Contents

Name of director/senior manager	Exercise price per ordinary share (pence per share)	Options exercisable between	Options at July 31, 2005	Options at October 31, 2005	Options at August 1, 2004 (or date of appointment)

Gérard Legtmann(c)	743.00	2006-2013	—	—	161,238
	949.00	2007-2014	—	—	—

Robert H. Marchbank(b)	349.75	2003-2010	15,000	15,000	15,000
	467.00	2004-2011	30,000	30,000	30,000
	543.00	2005-2012	30,000	30,000	30,000
	743.00	2006-2013	30,000	30,000	30,000
	949.00	2007-2014	34,195	34,195	—
	1100.00	2008-2015	50,000	50,000	—

Stephen P. Webster(a)	433.00	1998-2005	—	—	16,800
	483.50	2000-2007	9,450	9,450	30,471
	381.00	2001-2008	25,000	25,000	25,000
	397.00	2002-2009	22,000	22,000	22,000
	349.75	2003-2010	50,000	50,000	50,000
	467.00	2004-2011	75,000	75,000	75,000
	543.00	2005-2012	80,000	80,000	80,000
	743.00	2006-2013	90,679	90,679	90,679
	949.00	2007-2014	79,293	79,293	—

Mark J. White	543.00	2005-2012	20,000	20,000	20,000
	743.00	2006-2013	20,000	20,000	20,000
	949.00	2007-2014	20,021	20,021	—

Notes:
(a)	The following exercises of options took place during the 2005 fiscal year, and to October 31, 2005:
(i)
by Charles A. Banks of executive share options on October 7, 2004 in respect of 12,385 ordinary shares at a per share option price of 483.50 pence and 15,765 ordinary shares at a per share option price of 381.00 pence (closing middle market price 941.50 pence); of executive share options on April 1, 2005 in respect of 15,185 ordinary shares at a per share option price of 397.00 pence and 19,689 ordinary shares at a per share option price of 349.75 pence (closing middle market price 1118.00 pence); and of executive share options on July 27, 2005 in respect of 30,311 ordinary shares at a per share option price of 349.75 pence and 14,600 ordinary shares at a per share option price of 467.00 pence (closing middle market price 1180.00 pence);

(ii)
by Adrian Barden of executive share options on December 17, 2004 in respect of 6,400 ordinary shares at a per share option price of 467.00 pence and 6,000 ordinary shares at a per share option price of 483.50 pence (closing middle market price 948.50 pence);

(iii)	by Jacques R. Descours of executive share options on October 19, 2004 in respect of 8,000 ordinary shares at a per share option price of 388.75 pence (closing middle market price 930.50 pence);
(iv)
by Fenton N. Hord of executive share options on October 25, 2004 in respect of 10,000 ordinary shares at a per share option price of 456.50 pence; 10,000 ordinary shares at a per share option price of 483.50 pence; 10,000 ordinary shares at a per share option price of 381.00 pence and 12,000 ordinary shares at a per share option price of 397.00 pence (closing middle market price 913.00 pence).

(v)
by Claude A. S. Hornsby of executive share options on December 17, 2004 in respect of 8,000 ordinary shares at a per share option price of 483.50 pence; 8,000 ordinary shares at a per share option price of 381.00 pence and 10,000 ordinary shares at a per share option price of 397.00 pence (closing middle market price 948.50 pence); of executive share options on January 10, 2005 in respect of 15,000 ordinary shares at a per share option price of 349.75 pence (closing middle market price 983.50 pence); of executive share options on April 5, 2005 in respect of 60,400 ordinary shares at a per share option price of 467.00 pence (closing middle market price 1116.00 pence) and of executive share options on April 29, 2005 in respect of 85,238 ordinary shares at a per share option price of 485.00 pence (closing middle market price 1048.00 pence); and

(vi)
by Stephen P. Webster of executive share options on October 7, 2004 in respect of 16,800 ordinary shares at a per share option price of 433.00 pence (closing middle market price 941.50 pence) and of executive share options on June 8, 2005 in respect of 21,021 ordinary shares at a per share option price of 483.50 pence (closing middle market price 1133.00 pence);

(b)	Robert Marchbank was appointed to the board with effect from January 24, 2005. Jacques Descours left the board on October 7, 2004.
(c)	Options granted to Gerard Legtmann in 2003 (161,238) and in 2004 (38,461) lapsed on January 24, 2005 upon his ceasing to be a director.
(d)
The highest middle-market per share price of Wolseley’s ordinary shares during fiscal year 2005 was 1202.00 pence and the lowest was 822.00 pence. The year-end price at July 31, 2005 was 1186.00 pence per share.

Back to Contents

Savings related share option schemes, including stock appreciation plan

Name of Director/Senior Manager	Subscription Price	Options Expire in	Options at July 31, 2005 and October 31, 2005	Options at August 1, 2004 (or date of appointment)

Charles A. Banks	562p	2005	—	1,690
	698.28p	2005	—	372
	935.85p	2006	272	—
	881p	2008	1,075	—
Adrian Barden	562p	2005	—	608
	336p	2006	2,008	2,008
	412p	2008	956	956
	881p	2010	675	—
Fenton N. Hord	698.28p	2005	—	372
	935.85p	2006	272	—
Claude A. S. Hornsby	698.28p	2005	—	372
	935.85p	2006	272	—
Robert H. Marchbank	698.28p	2005	—	372
	935.85p	2006	272	—
	412p	2006	2,293	2,293
Stephen P. Webster	562p	2005	—	1,014
	412p	2006	917	917
Mark J. White	412p	2008	3,986	3,986

Messrs Banks, Hord, Hornsby and Marchbank each exercised options over 358 ordinary shares (a reduction of 14 options over ordinary shares (which lapsed) from the total of options over 372 ordinary shares listed at August 1, 2004 due to exchange rate fluctuations) under the Group’s Purchase Plan, all on April 26, 2005. The closing middle market price on April 26, 2005 was 1099.50 pence per share. Messrs Banks, Barden and Webster each exercised options on June 8, 2005 under the UK Options Scheme. Mr Banks exercised 1,690 options, Mr Barden exercised 608 options and Mr Webster exercised 1,014 options at a price of 562 pence per share. The closing middle market price on June 8, 2005 was 1133 pence per share.

C. Board Practices

Director Service Agreements

Wolseley is a party to director service agreements with each of the executive directors. The non executive directors do not have service agreements with Wolseley, but their appointments are terminable upon six months’ notice. All current service agreements with the executive directors are subject to a maximum 12 months’ notice of termination if given by Wolseley and 6 months’ notice of termination if given by the executive director. Such notice periods reflect current market practice and the balance that should be struck between providing contractual protection to the directors that is fair and the interests of our stockholders. The date of each service agreement and the year in which each director was last elected or re-elected are noted in the table below. There are no provisions in any service agreement for early termination payments and, in the event of early termination of any service agreement, the remuneration committee will take a robust view of the mitigation, which should be taken into account when computing any compensation payable.

Name	Date of service contract	Year of election / re-election

Charles A. Banks	July 9, 2003	2004
Fenton N. Hord	June 27, 2003	2003
Claude A. S. Hornsby	July 18, 2003	2004
Robert H. Marchbank	March 18, 2005	to be elected at the 2005 Annual General Meeting
Stephen P. Webster	September 15, 2002	2003

Back to Contents

Wolseley has entered into service agreements with the executive directors (each an “Executive”). Mr Webster’s agreement provides for his employment as Group Finance Director at a current annual base salary, plus commission or bonus on a basis determined by Wolseley from time to time. Mr Banks’ agreement provides for his employment as Chief Executive Officer at a current base salary, plus commission or bonus on a basis determined by Wolseley from time to time. Mr Hord’s agreement provides for his employment as Chief Executive Officer of SBS at a current base salary, plus commission or bonus on a basis determined by Wolseley from time to time, Mr Hornsby’s agreement provides for his employment as Chief Executive Officer of Ferguson Enterprises Inc. at a current base salary, plus commission or bonus on a basis determined by Wolseley from time to time. Mr Marchbank’s agreement provides for his employment as Chief Executive Officer of Wolseley Europe at a current annual base salary plus commission or bonus on a basis determined by Wolseley from time to time.

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

Corporate governance

The Board is committed to high standards of corporate governance throughout the Group as set out in the Combined Code on corporate governance, published by the Financial Reporting Council in July 2003 (“the Code”) for financial periods beginning on or after November 1, 2003. The Board is accountable to Wolseley’s shareholders for good governance, and this report describes how the Board applied the principles of good governance set out in the Code during the year under review.

The Board has established a number of committees, each of which has formal terms of reference (copies of which for the main committees are available from the Company Secretary and can be found on Wolseley’s website at www.wolseley.com) approved by the Board and complying with the Code to assist in the discharge of its duties. Members of the various committees are referred to in the following paragraphs. The Company Secretary acts as secretary to all Board committees.

Nominations committee

The nominations committee meets on an as-needed basis and is comprised of Messrs Whybrow (Chairman), Banks, Davis, Duff and Walker. Mr Whybrow would not chair the committee when it considers the appointment of a successor chairman. The nominations committee reviews the structure, size and composition of the Board and its committees and makes recommendations with regard to any changes that are considered necessary, both in the identification and nomination of new directors and the continuation of existing directors in office. The committee retains external search consultants as appropriate. The nominations committee also advises the Board on succession planning for executive Board appointments, although the Board itself is responsible for succession generally. The nominations committee met twice during the year, and attendance of members of the committee is shown at “Item 6 – Directors, Senior Management and Employees, Paragraph A – Meeting Attendance”.

Audit committee

The audit committee comprises Messrs Davis, Stein and Murray (who chairs the committee). The audit committee’s membership is reviewed by the nominations committee and by Mr Murray at regular intervals. Members of the committee are appointed by the Board following recommendations by the nominations committee. The audit committee is normally comprised of three independent non executive directors, and two members constitute a quorum.

Each member of the audit committee brings relevant financial experience from senior executive levels and is considered to be financially literate under the rules of the NYSE by the Board in its business judgment. The expertise and experience of the members of the audit committee are summarized at “Item 6 – Directors, Senior Management and Employees, Paragraph A – Directors and Senior Management”. The Board considers that each member of the audit committee is independent within the definition set out in the Code and under the standards

Back to Contents

and rules of the NYSE and the Sarbanes-Oxley Act of 2002 as applicable. Mr Stein, the Audit Committee Financial Expert, is considered to have significant, recent and relevant financial experience and expertise, as he is currently Finance Director of GKN plc.

All members of the committee receive appropriate induction, which is in addition to the induction which all new directors receive and includes an overview of the business, its financial dynamics and risks. Audit committee members are expected to have an understanding of the following areas: the principles of, contents of, and developments in, financial reporting, including the applicable accounting standards and statements of recommended practice; key aspects of Wolseley’s approach, including corporate policies; company financing; systems of internal control; matters that require the use of judgment in the presentation of accounts and key figures as well as the role of internal and external auditors. Members of the committee undertake ongoing training as required.

The audit committee meets regularly throughout the year, and its agenda is linked to events in Wolseley’s financial calendar. The agenda is mostly cyclical such that the committee Chairman approves the agenda on behalf of all members of the committee; each member of the committee may require reports on matters of interest in addition to the regular items. Director attendance for each meeting is shown at “Item 6 – Directors, Senior Management and Employees, Paragraph A – Meeting Attendance”.

The committee invites the Chairman, the Chief Executive, the Group Finance Director, Group Financial Controller and the Head of Internal Audit together with senior representatives of the external auditors to attend each meeting although it reserves part of each meeting for discussions without the invitees being present. Other senior management personnel are invited to present such reports as are required for the committee to discharge its duties.

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

The audit committee is required to assist members of the Board to fulfill their responsibilities related to external financial reporting and associated announcements. During the year, the audit committee reviewed the interim and annual financial statements, the restatement of the interim statement under International Financial Reporting Standards for the six months to January 21, 2005 and the associated interim and preliminary announcements made to the London Stock Exchange and the NYSE and Wolseley’s Annual Report on Form 20-F for fiscal 2004, having received the appropriate information on the accounting principles, policies and practices adopted in the preparation of the accounts; changes proposed to those principles; policies and practices; significant accounting issues; litigation and contingent liabilities and tax matters, including contingencies against tax liabilities together with compliance with statutory tax obligations.

The audit committee is also responsible for the development, implementation and monitoring of Wolseley’s policy on external audit. The audit committee reserves oversight responsibility for monitoring the independence, objectivity and compliance with ethical and regulatory requirements. The audit committee recommends the appointment and reappointment of the Wolseley’s external auditors and reviews the scope, results (including schedules of unadjusted errors and representation letters) and cost effectiveness of the audit as well as the auditors’ remuneration and performance. The audit committee also ensures that key partners within the external auditors are rotated from time to time in accordance with both UK and US rules. It also monitors the extent of non-audit work which the external auditors can perform, to ensure that the provision of those non-audit services that can be undertaken by the external auditors falls within the agreed policy and does not impair their objectivity or independence. Under the policy, the external auditors cannot be engaged to perform any of the following services:

•	bookkeeping services related to accounting records or financial statements;

•	financial information systems’ design and implementation;

•	appraisal or valuation services, fairness opinions and contributions in kind reports;

Back to Contents

•	actuarial services;

•	internal audit outsourcing services;

•	management functions including human resources;

•	broker or dealer, investment adviser or investment banking services; and

•	legal and other services unrelated to the audit.

The policy requires pre-confirmation by the committee of any non-audit work subject to de minimis levels. The external auditors provide audit related services such as regulatory and statutory reporting as well as formalities relating to shareholder or other circulars. The external auditors report to the committee any material departures from Group accounting policies and procedures that they identify during the course of their audit work. Within the constraints of applicable US and UK rules, the external auditors undertake due diligence reviews and provide assistance on tax matters given their in-depth knowledge of the Group’s business. The provision of non-audit services within such constraints and the agreed policy is assessed on a case-by-case basis so that the best-placed adviser is retained. During the year the committee reviewed the effectiveness of the external auditors and considered whether the agreed plan had been fulfilled and the reasons for any variation from the plan. The committee also considered the external auditors’ robustness and the degree to which the external auditors were able to assess key accounting and audit judgments and the context of the management letter. The committee reviews annually a formal letter provided by the external auditors confirming their independence and objectivity within the context of applicable regulatory requirements and professional standards. The audit committee also reviewed the terms, areas of responsibility and scope of the audit as set out in the external auditors’ engagement letter; the overall work plan for the forthcoming year, together with the associated fee proposal; any major issues which arose during the course of the audit and their resolution; key accounting and audit judgments; the level of errors identified during the audit; the recommendations made to management by the auditors and management’s response.

The total fees paid to PricewaterhouseCoopers LLP in fiscal year 2005 were £7.2 million (2004: £5.6 million), of which £4.7 million (2004: £3.5 million) related to non-audit work.

The audit committee also reviews the effectiveness of the Group’s internal audit function and its relationship with the external auditors, including internal audit plans and performance. Throughout the year, the committee reviewed the internal audit function’s plans and its achievements against plans. The audit committee considered the results of the audits undertaken by the internal audit function and considered the adequacy of management’s response to matters raised, including the time taken to resolve any such matters. The audit committee oversaw the continued development of the function during the year and considered the need to continue to outsource to KPMG LLP some elements of internal audit’s work to provide support as the function further develops. The committee has also monitored the policy which it approved on the recruitment of staff from both the external auditors and from KPMG LLP.

The audit committee also reviews, where practicable, all proposed announcements to be made by the Company to the extent that they contain material financial information. It also reviews disclosures made by the Chief Executive and Group Finance Director during the certification process for this report concerning the design and operation of internal controls or material weaknesses in the controls, including any fraud involving management or other employees involved in the Group’s financial controls. The committee monitors and reviews the effectiveness of the Group’s internal control systems, accounting policies and practices, risk management procedures and compliance controls as well as the Group’s statements on internal controls before they are agreed by the Board for each year’s annual report. The audit committee has also monitored the Company’s response to the requirements of the Sarbanes-Oxley Act 2002 as they apply to foreign private issuers, with particular focus on the progress made in evaluating internal controls as required by Section 404 of that Act. The Board retains overall responsibility for internal control and the identification and management of business risk. During the year, the committee also reviewed the progress of the Group’s preparation for reporting under the new International Financial Reporting Standards (“IFRS”) and the processes which are being embedded throughout the Group to implement them. The committee also reviewed the impact of adopting IFRS on the opening balance sheet as of August 1, 2004 and was satisfied that suitable policies were being applied and were appropriate. The committee also approved the publication on July 18, 2005 of the restatement of the Group’s interim results for the six months ended January 31, 2005 as prepared under IFRS.

Back to Contents

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

Each year the committee critically reviews its own performance and terms of reference and considers where improvements can be made.

Remuneration committee

The remuneration committee comprises Messrs Davis, Duff and Walker (who chairs the committee), all of whom are independent within the definition set out in the Code. The remuneration committee met six times during the fiscal year, and director attendance for each meeting is shown at “Item 6 – Directors, Senior Management and Employees, Paragraph A – Meetings Attendance”. The remuneration committee is responsible for making recommendations on remuneration to the Board. During the year, the committee reviewed its terms of reference, as approved in July 2004. It was agreed by the Board that no amendments were required. Copies of these terms of reference are available from the Company Secretary or on Wolseley’s website at www.wolseley.com. The chairman of the remuneration committee attends the Annual General Meeting to respond to any shareholder questions that might be raised on the committee’s activities. On September 26, 2005, the Company announced that Mr Duff would succeed Mr Walker as Chairman of the committee effective November 1, 2005. Mr Walker will remain a member of the remuneration committee.

Executive committee

The executive directors of the Company, together with Mr Barden, who has been responsible for Wolseley UK Limited since August 1, 2003, meet at least eight times each financial year, often on the day before formal Board meetings. The executive committee addresses operational business issues and shares best practices, thereby allowing the directors more time at Board meetings to focus on strategy.

Treasury committee

The treasury committee comprises the Group Chief Executive, the Group Treasurer and the Group Finance Director, who acts as its Chairman. Its role is to consider treasury policy, tax matters and certain transactions on behalf of the Group within a framework delegated by the Board. The treasury committee meets approximately five times each fiscal year, as required by the demands of the business.

Internal audit

The discrete internal audit function, which was established within the Group during 2003, continued to expand its scope of work and to recruit further members of staff during the year. The Head of Internal Audit is based at Wolseley’s head office in Theale, UK. The internal audit function is involved in the assessment of the quality of risk management and internal control and helps to promote effective risk management within the businesses. Certain internal audit assignments (such as those requiring specialist expertise) continue to be outsourced by the Head of Internal Audit to KPMG LLP as required. The audit committee reviews internal audit reports and considered the effectiveness of the function.

Compliance statement

Wolseley applied all of the principles set out in section 1 of the Code for the period under review and has, throughout the fiscal year, complied with the detailed provisions set out therein, save that, following the introduction of a new directors’ bonus scheme with effect from August 1, 2000, the pensionable salary of one executive director includes his bonus capped at a fixed amount.

Wolseley’s auditors, PricewaterhouseCoopers LLP, are required to review whether the above statement reflects Wolseley’s compliance with the nine provisions of the Code specified for its review by the Listing Rules of the UK Financial Services Authority and to report if it does not reflect such compliance. No such report has been made.

Back to Contents

New York Stock Exchange – corporate governance requirements

Whilst Wolseley is not required to comply with the measures set by the board of the New York Stock Exchange, Inc. to strengthen corporate accountability as it is a private foreign issuer, it does comply in all material respects with those standards. Those standards state, in brief, that companies should have a nominating/corporate governance committee composed entirely of independent directors with written terms of reference, which develops and recommends to the Board a set of corporate governance principles for the company. Details of Wolseley’s nominations committee are set out at “Item 6 – Directors, Senior Management and Employees, Paragraph C – Board Practices”. The nominations committee does not develop corporate governance principles for the Board to approve. The Board itself approves Wolseley’s overall system of internal controls, governance and authority limits. A majority of the members of the nominations committee are independent non executive directors and all such directors sit on the Board. Wolseley’s practice, in accordance with the UK Companies Act and Code in relation to the appointment and termination of the external auditors, is that a recommendation is made by the audit committee to the Board, which will then make a recommendation to shareholders in general meeting. This differs from US procedures, whereby the external auditors are accountable to the audit committee, which has the authority to appoint or dismiss the external auditors without reference to the shareholders.

Internal control

In a Group, where local management has considerable autonomy to run and develop their businesses, a well designed system of internal control is necessary to safeguard shareholders’ investment and Wolseley’s assets. The directors acknowledge that they have overall responsibility for the Group’s systems of internal control and for reviewing their effectiveness. In accordance with the guidance set out in the Turnbull Report “Internal Control: Guidance for Directors on the Combined Code”, an ongoing process had been established for identifying, managing and evaluating the risks faced by the Group. This process has been in place for the full fiscal year and up to the date on which the UK financial statements were approved. The systems are designed to manage rather than eliminate the risk of failure to achieve the Group’s objectives, safeguard the Group’s assets against material loss, fairly report the Group’s performance and position and to ensure compliance with relevant legislation, regulation and best practice including that related to social, environmental and ethical matters. The systems provide reasonable, not absolute, assurance against material misstatement or loss. Such systems are regularly reviewed by the Board to deal with changing circumstances. A summary of the key financial risks inherent in Wolseley’s business is included under “Item 3 – Key Information, paragraph D – Risk Factors Relating to Wolseley’s Industry and Business”. Risk assessment and evaluation is an integral part of the annual planning cycle. Each business documents the strategic objectives and the effectiveness of the Group’s systems of internal control. As part of this review, each business area and function has been required to identify and document each significant risk, together with the mitigating actions implemented to manage, monitor and report to management on the effectiveness of these controls. Senior managers are also required to sign bi-annual confirmations of compliance with key procedures and to report any breakdowns in, or exceptions to, these procedures. Summarized results have been presented to senior management and to the audit committee. The Board has reviewed the effectiveness of the Group’s system of internal control for the year under review. A summary of the principal control structures and processes in place across the Group is set out below.

Control structures

Whilst the Board has overall responsibility for the Group’s system of internal control and for reviewing its effectiveness, it has delegated responsibility for the internal control and risk management program to the Group Finance Director. The detailed review of internal control and risk management has been delegated to the audit committee. The management of each Group company is responsible for internal control and risk management within its own business and for ensuring compliance with the Group’s policies and procedures. Each Group company has appointed a risk director whose primary role in such capacity is to ensure compliance by local management with the Group’s risk management and internal control program. Both the internal and external auditors have reviewed the overall approach adopted by the Group towards its risk management activities so as to reinforce these internal control requirements.

Control processes

The Board reviews its strategic plans and objectives on an annual basis and approves Group company budgets and strategies in light of them. Control is exercised at both Group and subsidiary Board level through monthly

Back to Contents

monitoring of performance by comparison to budgets, forecasts and cash targets, and by regular visits to Group companies by the Group Chief Executive and Group Finance Director. Group companies approve and submit risk reports to the audit committee, summarizing the key risks facing their businesses and the controls in place to manage those risks. These reports, together with reports on internal control and departures, if any, from established Group procedures prepared by the external auditors, are reviewed by the Group Finance Director and the audit committee. Group companies submit annual risk and internal control representation letters to the Group Finance Director on internal control and risk management issues, with comments on the control environment within their operations. The Group Finance Director summarizes these submissions for the audit committee, and the chairman of the audit committee reports to the Board on any matters which have arisen from the committee’s review of the way in which the risk management and internal control processes have been applied.

The Board has formal procedures in place for the approval of investment and acquisition projects, with designated levels of authority, supported by post-investment review processes for selected acquisitions and major capital expenditures. The Board considers social, environmental and ethical matters in relation to the Group’s businesses and assesses these when reviewing the risks faced by the Group. The Board is conscious of the effect such matters may have on the short and long-term value of Wolseley. Wolseley’s external auditors and the Head of Internal Audit attend audit committee meetings and receive its papers. The report of the audit committee is set out at “Item 6 – Directors, Senior Management and Employees, Paragraph C – Board Practices, Audit Committee”, and the audit committee members regularly meet the external auditors without the presence of executive management.

Wolseley is required to comply with applicable US regulations, including the Sarbanes-Oxley Act, insofar as they apply to foreign private issuers. Accordingly, Wolseley has established a disclosure committee comprising the Group Chief Executive Officer, the Group Finance Director, the Group Financial Controller and the Group Company Secretary and Counsel. The Group Chief Executive Officer and the Group Finance Director have evaluated the effectiveness of Wolseley’s disclosure controls and procedures as of July 31, 2005. Based on such evaluation, such officers have concluded that, as of that date, Wolseley’s disclosure controls and procedures were effective. There were no significant changes in Wolseley’s disclosure controls and procedures or in other factors that could significantly affect those controls subsequent to the date that the evaluation was completed. During the fiscal year, work necessary to achieve compliance with the requirements of the Sarbanes-Oxley Act related to internal controls has continued, and the Board is confident of meeting the revised deadline imposed by the Commission.

Certifications by the Group Chief Executive and Group Finance Director as required by the Sarbanes-Oxley Act are submitted as exhibits to this Form 20-F.

D. Employees

As of July 31, 2005, Wolseley had 60,188 employees, including 20,384 employees in North American Plumbing and Heating Distribution, 14,165 employees in US Building Materials Distribution and 25,639 employees in European Distribution.

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

E. Share Ownership

The following table sets forth information known to Wolseley with respect to the beneficial ownership of Wolseley’s ordinary shares as of October 31, 2005 by each of Wolseley’s executive and non executive directors and members of Wolseley’s senior management in office on such date. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares subject to stock options currently exercisable or exercisable within 60 days are

Back to Contents

deemed to be outstanding for computing the percentage ownership of the person holding these options and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person. Subject to community property laws where applicable, the persons named in the table have sole voting power and investment power with respect to all ordinary shares shown as beneficially owned by them.

Name	Number of Shares Beneficially Owned at October 31, 2005	Percentage of Shares Outstanding

Charles A. Banks	200,137	*
Adrian Barden	5,655	*
Gareth Davis	10,664	*
Andrew J. Duff	3,993	*
Fenton N. Hord	83,179	*
Claude A.S. Hornsby	48,017	*
Robert H. Marchbank	12,802	*
James I. K. Murray	5,000	*
Nigel M. Stein	2,500	*
Robert M. Walker	2,160	*
Stephen P. Webster	38,205	*
Mark J. White	—	n/a
John W. Whybrow	45,284	*

*	denotes less than 1% of issued share capital of Wolseley.

As of both July 31, 2005 and October 31, 2005, none of the directors had any beneficial interest in the shares of any Wolseley subsidiary. Apart from contracts of employment, none of the persons listed above had a material beneficial interest in any contract of significance to which Wolseley or any of its subsidiaries was a party during the fiscal year ended July 31, 2005 or the period from then until October 31, 2005. For information regarding option ownership and equity plans, see “Item 6 – Directors, Senior Managers and Employees, Paragraph B – Compensation”.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Wolseley does not presently have any five percent or greater shareholders. Under the Companies Act 1985, holders of voting securities of a listed UK company must notify Wolseley of the level of their holding whenever it reaches, exceeds or falls below specified thresholds. These thresholds are 3% (beneficial) and 10% (non-beneficial) and every one percentage movement in the number of shares held which have voting rights. The following table sets forth, as of October 31, 2005, the number of ordinary shares held by holders of more than 3% and their percentage ownership which have been notified to Wolseley in accordance with the provisions noted above.

Name	%

Lloyds TSB Group plc	4.126
Legal & General Investment Management Limited	3.000

None of Wolseley’s major shareholders has voting rights different from any other shareholder.

As of October 31, 2005, Wolseley had a total of 10,864 shareholders who owned a total of 592,160,675 ordinary shares. Of these, 10,629 were registered with addresses in the UK and collectively, these shareholders owned a total of 590,488,843 ordinary shares, representing 99.72% of Wolseley’s outstanding ordinary shares, including those held through ADSs. Wolseley is not directly or indirectly controlled by another corporation, government or by any other legal or natural person.

Back to Contents

As of October 31, 2005, 639,671 ordinary shares were held on record in the US, held by 40 record holders and representing less than 0.001% of the total number of ordinary shares outstanding and 20,331 ordinary shares were held on record in Canada by 8 record holders. As of October 31, 2005, ADRs evidencing 2,767,673 ADSs were held by 28 record holders. There may be additional beneficial owners resident in the U.S. that have not been specifically identified.

B. Related Party Transactions

Not applicable.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial information

Wolseley’s financial condition is presented in the Consolidated Financial Statements and related notes filed as part of this Annual Report on Pages F-1 through F-69.

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

Back to Contents

	London Stock Exchange (pence per) Ordinary Share		NYSE (US Dollars per) ADS(1)
Period	High	Low	High	Low

	(p)	(p)	($)	($)
Fiscal year 2001	546.00	260.00	42.00	26.01
Fiscal year 2002	750.00	370.00	55.40	26.00
Fiscal year 2003	706.75	600.00	60.24	48.50
Fiscal year 2004
First Quarter	754.75	649.00	25.66	21.60
Second Quarter	790.00	709.00	29.44	24.40
Third Quarter	857.00	781.00	32.40	29.00
Fourth Quarter	875.00	781.00	33.45	28.40

(1)
Each ADS represented five Wolseley ordinary shares until February 2, 2004 when the ratio was altered such that each ADS has since that time represented two Wolseley ordinary shares. The market quotations shown in the table above for periods prior to February 2, 2004 have not been adjusted to reflect the current ratio of two ordinary shares per ADS.

Fiscal year 2005
First Quarter	971.00	822.00	35.35	30.75
Second Quarter	1098.50	877.00	42.25	34.65
Third Quarter	1149.00	1048.00	44.59	40.77
Fourth Quarter	1202.00	1040.00	43.40	39.54
May 2005	1142.00	1040.00	42.36	39.54
June 2005	1181.00	1123.00	43.40	41.40
July 2005	1202.00	1159.00	43.30	40.00
August 2005	1195.00	1110.00	42.53	40.18
September 2005	1199.00	1147.00	43.60	41.75
October 2005	1240.00	1102.00	44.06	39.76

B. Plan of Distribution

Not applicable.

C. Markets

The principal trading market for the ordinary shares is the London Stock Exchange. Wolseley’s ADSs, each representing two ordinary shares, are listed on the NYSE under the symbol ‘WOS’. The ADSs are evidenced by ADRs issued by The Bank of New York, as Depositary under the Amended and Restated Deposit Agreement, dated as of February 2, 2004, among Wolseley, the Depositary and the holders from time to time of ADRs (the “Deposit Agreement”).

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

C. Material Contracts

On November 16, 2005, Wolseley raised $1.2 billion through the private placement of fixed and floating senior unsecured notes. The funds raised will be used principally to fund the Group’s working capital and refinance existing facilities that are due to mature within the next two years. Of the eight tranches, six are at fixed rates with maturities ranging from 3 to 15 years and two tranches are floating with maturities of 3 and 7 years. Exhibit 4.24 to this document contains the note and guarantee agreement.

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

E. Taxation

The following discussion summarizes the material US and UK tax consequences regarding the ownership and disposition of the ADSs and ordinary shares and is not a complete analysis or listing of all the possible tax consequences of such ownership and disposition. This section is based on the US Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, Treasury Regulations promulgated thereunder, the Convention Between the United States of America and the United Kingdom which entered into force on March 31, 2003 (the “Income Tax Convention”), the Convention Between the United States of America and the United Kingdom which entered into force in 1980 (the “Old Income Tax Convention”), and administrative and judicial interpretations of the Code, the Income Tax Convention and the Old Income Tax Convention, all as in effect as of the date of this Annual Report, and all of which are subject to change, possibly on a retroactive basis. Statements regarding UK tax laws and practices set out below are based on those UK laws and published practices of the UK HM Revenue and Customs as in force on the date of this Annual Report, which are subject to change.

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

Back to Contents

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

Under current UK taxation law, Wolseley is not required when paying a dividend on ordinary shares to withhold any tax at source. Under the terms of the Old Income Tax Convention, a US holder that is eligible for benefits thereunder is treated as having paid a notional UK withholding tax in an amount equal to a tax credit payment (a “Related Tax Credit”) that the holder is entitled to receive from the UK HM Revenue and Customs. At current tax rates, a dividend of £90 entitles an eligible US holder to a Related Tax Credit of £10 offset by a notional UK withholding tax of £10. Because the Related Tax Credit and the notional UK withholding tax offset each other, the UK HM Revenue and Customs neither makes the Related Tax Credit payment nor collects the notional UK withholding tax. In Revenue Procedure 2000-13, 2000-6 I.R.B. 515, the Internal Revenue Service confirmed that under the Old Income Tax Convention, an eligible US holder will continue to be entitled to claim the US dollar value of such notional UK withholding tax as a credit against the US holder’s US federal income tax liability, subject to certain conditions and limitations. To qualify for the foreign tax credit, a US holder must make an election to receive a foreign tax credit by filing Form 8833 with the taxpayer’s US federal income tax return for the relevant year. Pursuant to this election, the US holder is treated as having paid the notional UK withholding tax on the date of distribution. No claim need be filed with the UK HM Revenue and Customs. US Holders are urged to consult their tax advisors as to whether they are eligible for the benefits of the Old Income Tax Convention. US holders are required to satisfy certain holding period requirements with respect to an ADS or ordinary share in order to claim the U.S. foreign tax credit for the notional UK withholding tax.

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

Back to Contents

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

Back to Contents

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

Back to Contents

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Treasury Risk Management

Wolseley is exposed to market risks arising from its international operations. The Group has well defined and consistently applied policies for the management of foreign exchange and interest rate exposures. There has been no change since July 31, 2005 in the major financial risks faced by the Group.

The main risks arising from the Group’s financial instruments are interest rate risk, liquidity risk and foreign currency risk. The treasury committee of the Board reviews and agrees policies for managing each of these risks and they are summarized below. These policies are regularly reviewed. The Group’s financial instruments, other than derivatives, comprise borrowings, cash and liquid resources and various items, such as trade debtors and trade creditors that arise directly from its operations. The Group also enters into derivative transactions (principally interest rate swaps and forward foreign currency contracts). The purpose of such transactions is to hedge certain interest rate and currency risks arising from the Group’s operations and its sources of finance. Details of financial instruments are shown in Note 32 of the Consolidated Financial Statements.

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

Interest Rate Risk

Wolseley finances its operations and acquisitions through a mixture of retained profits and bank and other borrowings. Wolseley borrows in the desired currencies principally at floating rates of interest and then uses interest rate swaps to generate the desired interest rate profile so managing the Group’s exposure to interest rate fluctuations. At July 31, 2005 approximately £680 million of Wolseley’s net borrowings were at fixed rates for one year or more after taking account of swaps. Wolseley reviews deposits and borrowings by currency at treasury committee and Board meetings. The treasury committee gives prior approval to any variations from floating rate arrangements. On the basis of Wolseley’s analysis it is estimated that the maximum effect of a rise of one percentage point in the principal interest rates on Wolseley’s continuing businesses would result in an increase in the interest charge of approximately £4.1 million.

Liquidity Risk

Wolseley seeks a balance between certainty of funding and a flexible, cost-effective borrowings structure. Wolseley’s policy is to ensure that, as a minimum, all projected net borrowing needs are covered by committed facilities arranged and provided by the corporate office, supplemented where appropriate by local facilities.

Wolseley has strong cash flows from its operating activities such that, in the absence of significant acquisitions, the Group would anticipate having surplus funds within the medium-term. Wolseley does, however, actively seek opportunities to secure long-term funding at attractive rates.

Back to Contents

Wolseley’s principal source of funds is committed bank debt. A mix of term loans and revolving credit facilities are used to obtain the desired currency and maturity profile. During the year, the Group has entered into five new bilateral facilities; four of which were denominated in Euros and one of which were denominated in US dollars, at the fiscal year-end exchange rates, the sterling value of these facilities was £268 million. In addition, the SBS syndicated loan was increased by US$100 million to US$500 million, the principal purpose of this facility being to finance SBS’s construction loan receivables. This approach has enabled Wolseley to adjust its funding profile to match more precisely its investment profile and strengthen its relationships with its core banks.

On November 16, 2005, Wolseley raised $1.2 billion through the private placement of fixed and floating senior unsecured notes. The funds raised will be used principally to fund the Group’s working capital and refinance existing facilities that are due to mature within the next two years. Of the eight tranches, six are at fixed rates with maturities ranging from 3 to 15 years and two tranches are floating with maturities of 3 and 7 years. Exhibit 4.24 to this document contains the note and guarantee agreement.

The year-end maturity profile of Wolseley’s centrally managed facilities at July 31, 2005 was as follows:

Maturity Date	Facility amount £m

Less than 1 year	277
1-2 years	709
2-3 years	378
3-4 years	72
4-5 years	396

Total	1,832

As at the year-end, undrawn committed facilities are as follows:

£m

Less than 1 year	200
1-2 years	143
Over 2 years	48

Foreign Currency Risk

Wolseley has significant overseas businesses whose revenues are mainly denominated in the currencies of the countries in which the operations are located. Approximately 54% of the Group’s sales during fiscal year 2005 were in US dollars. Wolseley does not have significant transactional foreign currency cash flow exposure. However, those that do arise are generally hedged with either forward contracts or currency options. Wolseley does not normally hedge profit translation exposure since such hedges have only temporary effect. Most of the foreign currency earnings generated by Wolseley’s overseas operations are reinvested in the business to fund growth in those territories. Wolseley’s policy is to maintain the majority of its debt in the currencies of its operating companies as this hedges both the net assets and cash flows of the Group.

Details of average exchange rates used in the translation of overseas earnings, and of year end exchange rates used in the translation of overseas balance sheets, for the principal currencies used by the Group are shown in Note 30 of the Consolidated Financial Statements. The net effect of currency translation during fiscal year 2005 was to decrease turnover by £272.9 million (2.7%) and to reduce trading profit by £17.2 million (2.8%).

Back to Contents

These currency effects reflect a movement during the 2005 fiscal year of the average pound sterling exchange rate against each of the major currencies with which the Group is involved as follows:

(Strengthening)/ Weakening of sterling

US Dollar	(5.4)%
Euro	0.3%

Similarly, it is estimated that a strengthening of sterling by 10% against all the currencies in which Wolseley does business would reduce profit before tax and goodwill amortization for fiscal 2005 by approximately £56 million (8.1%) due to currency translation.

Commodity Risk

Wolseley’s operating performance is affected by price fluctuations in steel, nickel alloy, copper, aluminum, plastic, lumber and other commodities. Wolseley seeks to minimize the effects of changing prices through economies of purchasing and inventory management resulting in cost reductions and productivity improvements as well as price increases to maintain reasonable profit margins. With the exception of lumber futures held to hedge future sales commitments, no trading instruments are held in respect of these commodities. At July 31, 2005, the Group held lumber futures contracts with a principal value of $37,000.

As discussed above, Wolseley’s results of operations were both favorably and unfavorably impacted by increases and decreases in the pricing of certain commodity-based products. Such commodity price fluctuations have from time to time have had a significant effect on Wolseley’s financial performance and could continue to do so in the future.

Fair Value of Financial Instruments

As set out in Note 32 of the Consolidated Financial Statements, there is no significant difference between the book value and fair value of Wolseley’s financial instruments as at July 31, 2005.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Back to Contents

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total Number of Shares Purchased		Average Price Paid per Share		Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet be Purchased Under the Plans or Programs

August 1, 2004 – August 31, 2004	—		—		—	—
September 1, 2004 – September 30, 2004	—		—		—	—
October 1, 2004 – October 31, 2004	—		—		—	—
November 1, 2004 – November 30, 2004	2,000,000	(1)	£9.25	(1)	—	—
December 1, 2004 – December 31, 2004	—		—		—	—
January 1, 2005 – January 31, 2005	—		—		—	—
February 1, 2005 – February 28, 2005	—		—		—	—
March 1, 2005 – March 31, 2005	—		—		—	—
April 1, 2005 – April 30, 2005	—		—		—	—
May 1, 2005 – May 31, 2005	—		—		—	—
June 1, 2005 – June 30, 2005	—		—		—	—
July 1, 2005 – July 31, 2005	—		—		—	—

Total	2,000,000		£9.25		—	—

(1)
The ordinary shares noted in the table above were purchased by the trustees of Wolseley’s employees benefit trusts in November 2004 in anticipation of settlement of awards made under diverse employee incentive arrangements as referred to under “Item 6 – Directors, Senior Management and Employees – Compensation”.

Back to Contents

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The Consolidated Financial Statements and notes thereto as required by Item 18 are attached hereto and found immediately after the text of this Annual Report.

Back to Contents

ITEM 19. EXHIBITS

Exhibit No.	Description

1.1	Memorandum and Articles of Association of Wolseley plc.*
2.1	Form of Deposit Agreement between Wolseley plc and The Bank of New York, as Depositary.*
4.1	Service Agreement dated September 25, 2002 between Stephen P. Webster and Wolseley plc.**
4.2	Agreement dated April 30, 2003 between Saprodis S.A.S. (1), Cofiger S.A.S. (2), Pinault-Printemps Redoute S.A.(3) and Wolseley plc (4) for the acquisition of Pinault Bois et Matériaux S.A.***
4.3	Service Agreement dated June 27, 2003 between Fenton Norton Hord and Wolseley plc.***
4.4	Service Agreement dated July 9, 2003 between Charles Augustus Banks and Wolseley plc.***
4.5	Service Agreement dated July 18, 2003 between Claude A. Swanson Hornsby III and Wolseley plc.***
4.6	Service Agreement dated July 21, 2003 between Gérard Legtmann and Wolseley plc.***
4.7	Service Agreement dated June 6, 2003 between Adrian Barden and Wolseley plc.***
4.8	Engagement Letter dated September 2, 2002 between John Whybrow and Wolseley plc.***
4.9	Engagement Letter dated October 15, 2002 between Robert Walker and Wolseley plc.***
4.10	Engagement Letter dated November 12, 2002 between John Allan and Wolseley plc.***
4.11	Engagement Letter dated October 18, 2002 between James Murray and Wolseley plc.***
4.12	Engagement Letter dated June 16, 2003 between Gareth Davis and Wolseley plc.***
4.13	Rules of the Wolseley plc 2002 Long Term Incentive Scheme.***
4.14	Deed of Variation to Service Agreement dated July 29, 2003, between Wolseley plc and Charles A. Banks.***
4.15	Deed of Variation to Service Agreement dated July 30, 2003, between Wolseley plc and Stephen P. Webster.***
4.16	Deed of Variation to Service Agreement dated August 11, 2003, between Wolseley plc and Fenton N. Hord.***
4.17	Deed of Variation to Service Agreement dated September 12, 2003, between Wolseley plc and Gérard Legtmann.***
4.18	Service Agreement dated October 20, 2003 between Jacques Régis-Descours and Wolseley Centers France.****
4.19	Rules of the Wolseley Share Option Plan 2003.****
4.20	Engagement Letter dated October 17, 2003 between Nigel Stein and Wolseley plc.****
4.21	Engagement Letter dated June 25, 2004 between Andrew J. Duff and Wolseley plc.****
4.22	Service Agreement dated March 18, 2005 between Robert H. Marchbank and Wolseley plc.*****
4.23	Rules of the Wolseley plc 2002 Long Term Incentive Scheme (as applying to Awards made after November 18, 2004).*****
4.24	Note and Guarantee Agreement dated November 16, 2005 by Wolseley Capital Inc and Wolseley Plc*****
8.1	List of Subsidiaries*****
8.2	Principal Subsidiary Trade Names *****
10.1	PricewaterhouseCoopers LLP consent, dated November 18, 2005.
11.1	Group Code of Ethics***
11.2	Group Whistleblowing Policy***
11.3	Pre-approval policy and procedures for the provision of non-audit services by the Auditors.***
12.1	Certification by Charles A Banks*****
12.2	Certification by Stephen P Webster*****
13.1	Certification by Group Chief Executive and Group Finance Director *****

*	incorporated by reference to Wolseley’s Registration Statement on Form 20-F (No. 1-15186).
**	incorporated by reference to Wolseley’s Annual Report on Form 20-F for fiscal year 2002 (No. 1-15186).
***	incorporated by reference to Wolseley’s Annual Report on Form 20-F for fiscal year 2003 (No. 1-15186).
****	incorporated by reference to Wolseley’s Annual Report on Form 20-F for fiscal year 2004 (No. 1-15186).
*****	filed with the Securities and Exchange Commission, as exhibits to this Form 20-F but not reproduced in the printed version of the Annual Report.

Back to Contents

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

WOLSELEY plc

By: /s/ Mark J. White

Mark J. White
Group Company Secretary and Counsel

Date: November 18, 2005

Back to Contents

WOLSELEY plc

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Back to Contents

WOLSELEY plc

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Wolseley plc

In our opinion, the accompanying consolidated profit and loss accounts and the related consolidated balance sheets, statements of cash flows, statements of total recognized gains and losses and reconciliation of equity shareholders’ funds present fairly, in all material respects, the financial position of Wolseley plc and its subsidiaries as of July 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended July 31, 2005, in conformity with accounting principles generally accepted in the United Kingdom. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 40 to the consolidated financial statements.

PricewaterhouseCoopers LLP
Birmingham, United Kingdom
November 16, 2005

Back to Contents

WOLSELEY plc

Consolidated profit and loss account
Year ended July 31
		2005	2004	2003
	Notes	£m	£m	£m

Turnover	2
Continuing operations		10,875.0	10,128.1	8,221.0
Acquisitions		382.7	—	—

		11,257.7	10,128.1	8,221.0
Operating profit
Continuing operations		659.6	580.2	443.0
Acquisitions		17.8	—	—

	2, 3 & 4	677.4	580.2	443.0

Profit on ordinary activities before interest		677.4	580.2	443.0
Net interest payable	5	(29.6)	(21.1)	(17.0)

Profit on ordinary activities before tax		647.8	559.1	426.0

Taxation	6
Current tax charge		(141.8)	(153.0)	(118.0)
Deferred tax charge		(44.8)	(9.1)	(9.6)

		(186.6)	(162.1)	(127.6)

Profit on ordinary activities after tax		461.2	397.0	298.4

Profit for the year attributable to ordinary shareholders		461.2	397.0	298.4
Dividends	7	(155.7)	(139.1)	(123.1)

Profit retained		305.5	257.9	175.3

Earnings per share	8
Basic earnings per share		78.53p	68.15p	51.53p

Diluted earnings per share		77.71p	67.36p	51.12p

The accompanying notes are an integral part of these Consolidated Financial Statements.

Back to Contents

WOLSELEY plc

Consolidated balance sheet
As of July 31
		2005	2004
	Notes	£m	£m

Fixed assets
Intangible assets	10	866.1	665.9
Tangible assets	11	915.9	716.9
Investments	12	3.6	2.1

		1,785.6	1,384.9
Current assets
Stocks	13	1,705.0	1,501.8
Debtors	14	2,275.5	1,964.5
Construction loans receivable (secured)	15	263.9	187.7
Investments	16	4.8	6.2
Cash at bank, in hand and on deposit		381.1	291.3

		4,630.3	3,951.5
Creditors: amounts falling due within one year
Short term borrowings	17	440.9	384.0
Construction loans borrowings (unsecured)	15	263.9	187.7
Other creditors	18	2,098.9	1,851.2

		2,803.7	2,422.9

Net current assets		1,826.6	1,528.6

Total assets less current liabilities		3,612.2	2,913.5
Creditors: amounts falling due after one year
Borrowings	19	1,088.5	854.9
Other creditors	18	18.0	—
Provisions for liabilities and charges	20	198.8	156.7

		1,305.3	1,011.6

Net assets		2,306.9	1,901.9

Capital and reserves
Called up share capital	21	148.0	146.3
Share premium account	22	241.3	199.9
Profit and loss account	22	1,917.6	1,555.7

Shareholders’ funds		2,306.9	1,901.9

The accompanying notes are an integral part of these Consolidated Financial Statements.

Back to Contents

WOLSELEY plc

Consolidated cash flow statement
Year ended July 31
		2005	2004	2003
	Notes	£m	£m	£m

Net cash inflow from operating activities	26	763.6	325.2	607.7
Net cash outflow from returns on investments and servicing of finance	27	(30.1)	(13.4)	(24.8)
Tax paid		(150.7)	(128.1)	(108.1)
Net capital expenditure and financial investment	27	(165.0)	(135.6)	(108.2)
Acquisitions	24	(405.5)	(123.5)	(507.2)
Disposals	25	4.5	—	3.0
Equity dividends paid		(145.4)	(136.0)	(113.0)

Cash outflow before use of liquid resources and financing		(128.6)	(211.4)	(250.6)
Management of liquid resources	27	23.1	(31.1)	31.8
Financing	27	185.2	111.9	314.8

Increase/(decrease) in cash in period		79.7	(130.6)	96.0

Reconciliation of net cash flow to movement in net debt	28
Increase/(decrease) in cash in period		79.7	(130.6)	96.0
Cash flow from increase in debt and lease financing		(171.1)	(94.9)	(305.4)
Cash flow from (decrease)/increase in liquid resources		(23.1)	31.1	(31.8)

Change in net debt resulting from cash flows		(114.5)	(194.4)	(241.2)
New finance leases and long-term debt acquired with subsidiaries		(24.9)	(5.3)	(20.6)
Translation difference		(62.7)	85.0	(19.3)

Movement in net debt in period		(202.1)	(114.7)	(281.1)
Opening net debt		(941.4)	(826.7)	(545.6)

Closing net debt		(1,143.5)	(941.4)	(826.7)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Back to Contents

WOLSELEY plc

Statement of total recognized gains and losses Year ended July 31

	2005	2004	2003
	£m	£m	£m

Profit for the financial year	461.2	397.0	298.4
Currency translation differences (net of tax)	85.4	(147.2)	(10.4)

Total recognized gains and losses for the financial year	546.6	249.8	288.0

Reconciliation of movements in equity shareholders’ funds Year ended July 31

	2005	2004	2003
	£m	£m	£m

Profit for the financial year	461.2	397.0	298.4
Dividends	(155.7)	(139.1)	(123.1)
Currency translation differences (net of tax)	85.4	(147.2)	(10.4)
New share capital subscribed	32.7	17.0	9.4
Shares purchased by Employee Benefit Trusts	(18.6)	—	—

Net additions to shareholders’ funds	405.0	127.7	174.3
Opening shareholders’ funds	1,901.9	1,774.2	1,599.9

Closing shareholders’ funds	2,306.9	1,901.9	1,774.2

The accompanying notes are an integral part of these Consolidated Financial Statements.

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements Year ended July 31, 2005

1.	Accounting Policies

Basis of Accounting

These consolidated financial statements are prepared under the historical cost convention and in accordance with applicable UK accounting standards. The principal accounting policies, as set out below, have been applied consistently throughout the year.

Basis of Consolidation

The Group accounts include the results of the parent company and its subsidiary undertakings as of July 31, 2005.

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

The balance sheets of overseas subsidiary undertakings are translated into sterling at the rates of exchange ruling at July 31. Exchange differences arising between the translation into sterling of the net assets of these subsidiary undertakings at rates ruling at the beginning and end of the fiscal year are dealt with through reserves as are exchange differences on foreign currency borrowings raised to finance overseas assets.

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

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements (continued)
Year ended July 31, 2005

Turnover

Turnover is the amount receivable for the provision of goods and services falling within the Group’s ordinary activities, excluding intra-group sales, estimated and actual sales returns, trade and early settlement discounts, value added tax and similar sales taxes.

Turnover from the provision of goods is recognised when the risks and rewards of ownership of goods have been transferred to the customer. The risks and rewards of ownership of goods are deemed to have been transferred when the goods are shipped to, or are picked up by, the customer.

Turnover from services, other than those that arise from construction service contracts (see below), are recognized when the service provided to the customer has been completed.

Turnover in respect of construction service contracts, where the Group is providing framing lumber installation services to residential property companies, is recognised using the percentage of completion method, with the percentage complete being determined by comparing the percentage of costs incurred to date with the estimated total cost of the contract. Losses on these contracts, if any, are recognized in the period when such losses become probable and can be reasonably estimated.

Turnover from the provision of goods and all services is only recognised when the amounts to be recognized are fixed or determinable and collectibility is reasonably assured.

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

Costs in Respect of Computer Systems

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

Depreciation

Depreciation is provided on all tangible fixed assets (except freehold land) mainly on a straight line basis to write off the cost of those assets over their estimated useful lives. The principal rates of depreciation are: freehold buildings and long leaseholds, 2-3%; short leaseholds, over the term of the lease; plant and machinery, 10-15%; fixtures and fittings, 15%; computers, 20-100% and motor vehicles, 25%.

Real Property Awaiting Disposal

Real property awaiting disposal is transferred to current assets at the lower of book written down value and estimated net realizable value. Depreciation is not applied to real property awaiting disposal, but the carrying value is reviewed annually and written down through the profit and loss account to current estimated net realizable value if lower.

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements (continued)
Year ended July 31, 2005

Stocks

Stocks are valued at the lower of Group cost and net realizable value, due allowance being made for obsolete or slow moving items. Raw materials, bought out components and goods purchased for resale are stated at cost on a first in, first out basis.

Investments

Fixed asset investments are recorded at cost less provision for impairment.

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

•
Cross currency interest rate swaps (currency swaps) are used to hedge foreign currency assets and borrowings. The future currency exchange within such contracts is revalued to the rate of exchange at the balance sheet date and any unrealized gain or loss is matched with that on the underlying asset or liability in reserves. The interest coupon on such swaps is accrued in the same way as that on borrowings and deposits.

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements (continued)
Year ended July 31, 2005

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

Analysis of change in sales

	Fiscal 2004	Exchange	New acquisitions fiscal 2005	Increment on fiscal 2004 acquisitions	Organic change	Organic change	Fiscal 2005
	£m	£m	£m	£m	£m	%	£m

European Distribution	4,248.0	9.1	211.4	54.3	115.6	2.7	4,638.4
North American Plumbing and Heating Distribution	3,836.4	(172.5)	120.9	49.9	535.7	14.6	4,370.4
US Building Materials Distribution	2,043.7	(109.5)	50.4	57.2	207.1	10.7	2,248.9

	10,128.1	(272.9)	382.7	161.4	858.4	8.7	11,257.7

Organic change is the total increase or decrease in the year adjusted for the impact of exchange, new acquisitions in fiscal 2005 and the incremental impact of acquisitions in fiscal 2004.

Analysis of change in sales

	Fiscal 2003	Exchange	New acquisitions fiscal 2004	Increment on fiscal 2003 acquisitions	Organic change	Organic change	Fiscal 2004
	£m	£m	£m	£m	£m	%	£m

European Distribution	2,956.7	30.3	70.0	1,023.0	168.0	5.6	4,248.0
North American Plumbing and Heating Distribution	3,551.5	(276.8)	55.3	54.1	452.3	13.8	3,836.4

US Building Materials Distribution	1,712.8	(153.6)	46.7	34.9	402.9	25.8	2,043.7

	8,221.0	(400.1)	172.0	1,112.0	1,023.2	13.1	10,128.1

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements (continued)
Year ended July 31, 2005

Analysis of change in operating profit before goodwill amortization

	Fiscal 2004	Exchange	New acquisitions fiscal 2005	Increment on fiscal 2004 acquisitions	Organic change	Organic change	Fiscal 2005
	£m	£m	£m	£m	£m	%	£m

European Distribution	263.2	0.3	9.6	4.5	15.8	6.0	293.4
North American Plumbing and Heating Distribution	252.0	(11.6)	6.4	4.0	45.7	19.0	296.5
US Building Materials Distribution	104.0	(5.9)	5.3	3.6	23.9	24.4	130.9

Operating profit before goodwill amortization	619.2	(17.2)	21.3	12.1	85.4	14.2	720.8

Goodwill amortization	(39.0)						(43.4)

Operating profit	580.2						677.4

Goodwill amortization attributable to each segment was: European Distribution, £23.0 million (2004: £20.2 million); North American Plumbing and Heating Distribution, £12.6 million (2004: £11.9 million); US Building Materials Distribution, £7.8 million (2004: £6.9 million).

Analysis of change in operating profit before goodwill amortization

	Fiscal 2003	Exchange	New acquisitions fiscal 2004	Increment on fiscal 2003 acquisitions	Organic change	Organic change	Fiscal 2004
	£m	£m	£m	£m	£m	%	£m

European Distribution	193.2	1.6	2.2	56.2	10.0	5.1	263.2
North American Plumbing and Heating Distribution	202.2	(15.9)	2.0	3.2	60.5	32.5	252.0
US Building Materials Distribution	77.5	(7.2)	4.1	1.4	(28.2)	40.1	104.0

Operating profit before goodwill amortization	472.9	(21.5)	8.3	60.8	98.7	21.9	619.2

Goodwill amortization	(29.9)						(39.0)

Operating profit	443.0						580.2

Goodwill amortization attributable to each segment was: European Distribution, £20.2 million (2003: £11.2 million); North American Plumbing and Heating Distribution, £11.9 million (2003: £11.9 million); US Building Materials Distribution, £6.9 million (2003: £6.8 million).

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements (continued)
Year ended July 31, 2005

By class of business	Turnover			Operating Profit			Net Assets
	2005	2004	2003	2005	2004	2003	2005	2004	2003
	£m	£m	£m	£m	£m	£m	£m	£m	£m

European Distribution	4,638.4	4,248.0	2,956.7	270.4	242.9	182.0	1,429.9	1,190.2	1,206.4
North American Plumbing and Heating Distribution	4,370.4	3,836.4	3,551.5	283.9	240.1	190.3	1,419.0	1,147.0	997.8
US Building Materials Distribution	2,248.9	2,043.7	1,712.8	123.1	97.2	70.7	754.4	591.3	524.3
Parent and others	—	—	—	—	—	—	(52.5)	6.3	(37.3)

	11,257.7	10,128.1	8,221.0	677.4	580.2	443.0	3,550.8	2,934.8	2,691.2

Net assets are defined as fixed assets plus net current assets, less other creditors due after more than one year and provisions for liabilities and charges but excluding investments, cash, borrowings and dividends payable. The segmental operating profits are stated after the allocation of central costs and charges, in proportion to segmental sales.

Turnover by geographical origin and destination, and fixed assets by geographical location

	Turnover			Fixed Assets
	2005	2004	2003	2005	2004	2003
	£m	£m	£m	£m	£m	£m

United States	6,107.5	5,434.4	4,868.1	427.0	315.8	329.5
Canada	511.8	445.7	396.4	23.2	18.8	18.8
United Kingdom and Ireland	2,353.9	2,106.9	1,888.7	212.9	191.0	179.0
France	1,645.8	1,621.5	658.3	182.0	150.3	147.2
Rest of World	638.7	519.6	409.5	70.8	41.0	42.1

	11,257.7	10,128.1	8,221.0	915.9	716.9	716.6

Turnover by geographical origin and destination are not materially different. In addition, turnover between business and geographical segments is not material. Corresponding amounts have been reclassified to include Ireland with the United Kingdom. Turnover attributable to the United Kingdom only for the year ended July 31, 2005 is £2,113.8 million (2004: 2,021.7 million; 2003: £1,819.7 million). Fixed assets attributable to the United Kingdom only for the year ended July 31, 2005 are £185.7 million (2004: £187.7 million; 2003: £173.2 million).

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements (continued)
Year ended July 31, 2005

3.	Operating Profit
	Continuing
	operations	Acquisitions	2005	2004	2003
	£m	£m	£m	£m	£m

Turnover	10,875.0	382.7	11,257.7	10,128.1	8,221.0
Cost of sales	(7,885.6)	(289.6)	(8,175.2)	(7,337.2)	(5,993.6)

Gross profit	2,989.4	93.1	3,082.5	2,790.9	2,227.4
Distribution costs	(1,883.1)	(47.4)	(1,930.5)	(1,804.9)	(1,509.2)
Administrative expenses	(470.9)	(28.1)	(499.0)	(420.7)	(302.1)
Other operating income	24.2	0.2	24.4	14.9	26.9

	659.6	17.8	677.4	580.2	443.0

4. Amounts charged in arriving at operating profit

	2005	2004	2003
	£m	£m	£m

Operating lease rentals:
– Plant and machinery	23.9	8.2	7.8
– Other operating leases	133.8	102.9	98.8
Depreciation on owned assets	102.6	101.8	90.8
Depreciation on finance lease assets	11.0	5.9	4.0
Amortization of capitalized software costs	0.1	—	—
(Profit)/loss on disposal of fixed assets	(11.1)	0.2	(1.7)
Staff costs (Note 9)	1,502.3	1,332.1	1,087.4
Goodwill amortization (Note 10)	43.4	39.0	29.9

Amounts payable to the auditors:
Audit fees
– Company	0.1	0.1	0.1
– Group	2.4	2.0	1.7
Other assurance services
– UK	0.6	—	—
– Rest of World	0.7	—	—
Taxation
– UK	2.4	2.2	1.5
– Rest of World	0.4	0.4	0.2
Due diligence reviews
– UK	0.1	0.1	0.3
– Rest of World	0.3	0.1	0.4
Other services
– UK	—	0.3	—
– Rest of World	0.2	0.4	0.3

Total fees payable to the auditors	7.2	5.6	4.5

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements (continued)
Year ended July 31, 2005

Other assurance services includes fees charged for services in respect of Sarbanes-Oxley S404 compliance and advice relating to the Company’s preparation of financial statements under International Financial Reporting Standards.

5.	Net interest payable
	2005	2004	2003
	£m	£m	£m

Interest receivable	26.7	26.4	19.2
Interest payable and similar charges
– Bank loans and overdrafts	(55.2)	(47.3)	(35.9)
– Other loans	—	—	(0.1)
– Finance lease charges	(1.1)	(0.2)	(0.2)

	(29.6)	(21.1)	(17.0)

Net interest receivable on construction loans amounted to £8.7 million (2004: £8.7 million; 2003: £8.3 million).

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements (continued)
Year ended July 31, 2005

6.	Taxation

The corporate tax rates applicable in the countries in which the Group principally operates are:

UK	30.0% (2004: 30.0%; 2003: 30.0%)
France	35.43% (2004: 34.33%; 2003: 35.43%)
US	35.0% federal tax (2004: 35.0%; 2003: 35.0%) plus appropriate rates of state tax

The following table analyses profit on ordinary activities before tax:

	2005	2004	2003
	£m	£m	£m

United Kingdom	228.3	160.6	98.4
Overseas	419.5	398.5	327.6

Total profit on ordinary activities before tax	647.8	559.1	426.0

	2005	2004	2003
	£m	£m	£m

The tax charge for the year comprises:
UK current year tax charge	42.2	191.3	39.3
– Less: double tax relief	(0.9)	(161.6)	(9.2)

	41.3	29.7	30.1
– UK prior year	(3.3)	(2.2)	1.2

Total UK tax charge	38.0	27.5	31.3

Overseas current year tax charge	108.6	125.6	83.8
Overseas prior year	(4.8)	(0.1)	2.9

Total overseas tax charge	103.8	125.5	86.7

Total current tax	141.8	153.0	118.0
Deferred tax charge – origination and reversal of timing differences	44.8	9.1	9.6

Total tax charge	186.6	162.1	127.6

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements (continued)
Year ended July 31, 2005

	2005	2004	2003
	%	%	%

Tax reconciliation:
Average UK corporation tax rate	30	30	30
Prior year amounts	(1)	—	1
Non-deductible and non-taxable items	(3)	(5)	(4)
Deferred tax: origination and reversal of timing differences	(7)	(3)	(4)
Higher average tax rates in overseas companies	3	5	4

Effective current tax rate on profit on ordinary activities before tax	22	27	27

Deferred Tax	2005	2004
	£m	£m

The elements of deferred tax are as follows:
Accelerated capital allowances	10.4	2.7
Other timing differences	34.5	(5.7)

Deferred tax liability/(asset)	44.9	(3.0)

The movements in the deferred tax balance were as follows:
Asset at beginning of year	(3.0)	(13.2)
Amount charged to profit and loss account	44.8	9.1
Acquisitions	1.2	1.7
Transfers	(0.1)	(0.1)
Exchange	2.0	(0.5)

Liability/(asset) at end of year	44.9	(3.0)

The closing balance is made up of:
Deferred tax asset	(25.5)	(34.0)
Deferred tax liability	70.4	31.0

	44.9	(3.0)

There are other deferred tax assets in relation to tax losses totalling £29.7m (2004: £31.4m) that have not been recognized on the basis that their future economic benefit is uncertain.

No provision has been made for deferred tax on gains recognized on revaluing property to its market value or on the sale of properties where potentially taxable gains have been rolled over into replacement assets. Such tax would become payable only if the property were sold without it being possible to claim rollover relief. The total amount unprovided for is £16.6 million (2004: £16.8 million). At present, it is not anticipated that any such tax on gains will become payable in the foreseeable future.

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements (continued)
Year ended July 31, 2005

7.	Dividends
	2005	2004	2003
	£m	£m	£m

Interim paid 8.80 pence per share (2004: 7.80p; 2003: 5.60p)	51.7	45.5	32.6
Final proposed 17.60 pence per share (2004: 16.00p; 2003: 15.60p)	104.0	93.6	90.5

Total 26.40 pence per share (2004: 23.80p; 2003: 21.20p)	155.7	139.1	123.1

8.	Earnings per share

Basic earnings per share of 78.53 pence (2004: 68.15 pence) is calculated on the profit of £461.2 million (2004: £397.0 million) accruing to ordinary share capital and on a weighted average number of ordinary shares in issue during the year of 587.2 million (2004: 582.6 million). The impact of all potentially dilutive share options on earnings per share would be to increase the weighted average number of shares in issue to 593.4 million and to reduce basic earnings per share to 77.71 pence. The earnings per share before goodwill amortization of 85.93 pence (2004: 74.84 pence) is calculated on the profit of £504.6 million (2004: £436.0 million) accruing to ordinary share capital.

9.	Employee information
	2005	2004	2003
Employment costs	£m	£m	£m

Wages and salaries	1,249.4	1,107.8	941.0
Social security costs	210.0	188.9	118.0
Other pension costs (Note 33)	42.9	35.4	28.4

	1,502.3	1,332.1	1,087.4

Average weekly number of employees	2005	2004	2003

European Distribution	24,651	23,153	15,829
North American Plumbing and Heating Distribution	18,081	15,646	14,427
US Building Materials Distribution	10,936	9,580	9,043

	53,668	48,379	39,299

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements (continued)
Year ended July 31, 2005

10.	Intangible fixed assets
	2005	2004
	£m	£m

Goodwill cost
At August 1	789.5	778.3
Additions	216.8	63.2
Divestments	(2.0)	—
Revisions to prior year acquisitions	(0.6)	4.2
Exchange rate adjustment	34.1	(56.2)

At July 31	1,037.8	789.5

Goodwill amortization
At August 1	123.6	91.5
Charge for the year	43.4	39.0
Divestments	(0.4)	—
Exchange rate adjustment	5.1	(6.9)

At July 31	171.7	123.6

Net book value at July 31	866.1	665.9

In respect of revisions to prior year acquisitions, final adjustments have given rise to a reduction of £0.1 million of consideration, and the estimated fair value of assets and liabilities acquired has increased by £0.5 million. Goodwill in respect of these acquisitions has accordingly been reduced by £0.6 million.

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements (continued)
Year ended July 31, 2005

11.	Tangible fixed assets
	Land and buildings
				Plant,
	Freehold	Long term leasehold	Short term leasehold	machinery, equipment	Total
	£m	£m	£m	£m	£m

Cost
At August 1, 2004	477.6	17.8	172.4	609.2	1,277.0
Exchange rate adjustment	19.6	0.8	4.8	20.4	45.6
Reclassifications between categories	(2.2)	31.4	(59.4)	30.2	—
New businesses	30.8	34.9	1.0	12.2	78.9
Additions	86.8	3.7	26.7	148.4	265.6
Divestments	(0.6)	—	(0.1)	(1.9)	(2.6)
Disposals	(20.3)	(35.8)	(4.2)	(57.9)	(118.2)
Property awaiting disposal	(2.9)	—	—	—	(2.9)

At July 31, 2005	588.8	52.8	141.2	760.6	1,543.4

Accumulated depreciation
At August 1, 2004	91.4	4.7	89.0	375.0	560.1
Exchange rate adjustment	3.4	0.1	1.5	11.6	16.6
Reclassifications between categories	4.2	4.4	(29.1)	20.5	—
Charge for the year
– owned assets	14.6	1.0	12.9	74.2	102.7
– leased assets	—	2.3	—	8.7	11.0
Divestments	(0.3)	—	—	(1.6)	(1.9)
Disposals	(2.1)	(0.5)	(2.8)	(55.0)	(60.4)
Property awaiting disposal	(0.6)	—	—	—	(0.6)

At July 31, 2005	110.6	12.0	71.5	433.4	627.5

Net book value at July 31, 2005	478.2	40.8	69.7	327.2	915.9

Net book value at August 1, 2004	386.2	13.1	83.4	234.2	716.9

	Freehold	Long term leasehold	Short term leasehold	Plant, machinery, equipment	Total
Assets held under finance leases	£m	£m	£m	£m	£m

Cost	—	35.2	—	51.8	87.0

Accumulated depreciation	—	5.7	—	19.9	25.6

Net book value at July 31, 2005	—	29.5	—	31.9	61.4

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements (continued)
Year ended July 31, 2005

Certain tangible fixed assets have been transferred between asset categories following a detailed review of fixed asset registers in France and the UK.

The cost of tangible fixed assets at 31 July 2005 included £79.0 million (2004: £26.7 million) in respect of assets in the course of construction which are not depreciated until brought into use. Freehold land, which is included above and amounts to £105.8 million (2004: £97.2 million), is not depreciated. Plant, machinery and equipment includes £28.8 million (2004: £9.4 million) of unamortized computer software costs.

	Land and buildings
				Plant,
	Freehold	Long term leasehold	Short term leasehold	machinery, equipment	Total
	£m	£m	£m	£m	£m

Cost
At August 1, 2003	485.1	17.4	165.7	608.6	1,276.8
Exchange rate adjustment	(39.0)	(0.1)	(9.8)	(45.3)	(94.2)
New businesses	10.4	—	0.2	7.5	18.1
Additions	34.7	2.3	20.5	105.2	162.7
Disposals and transfers	(11.9)	(1.8)	(4.2)	(66.8)	(84.7)
Property awaiting disposal	(1.7)	—	—	—	(1.7)

At July 31, 2004	477.6	17.8	172.4	609.2	1,277.0

Accumulated depreciation
At August 1, 2003	84.8	4.8	88.3	382.3	560.2
Exchange rate adjustment	(6.8)	—	(4.1)	(29.4)	(40.3)
Charge for the year
– owned assets	15.8	—	13.4	72.6	101.8
– leased assets	—	1.1	0.5	4.3	5.9
Disposals and transfers	(2.1)	(1.2)	(9.1)	(54.8)	(67.2)
Property awaiting disposal	(0.3)	—	—	—	(0.3)

At July 31, 2004	91.4	4.7	89.0	375.0	560.1

Net book value at July 31, 2004	386.2	13.1	83.4	234.2	716.9

Net book value at August 1, 2003	400.3	12.6	77.4	226.3	716.6

	Freehold	Long term leasehold	Short term leasehold	Plant, machinery, equipment	Total
Assets held under finance leases	£m	£m	£m	£m	£m

Cost	—	—	23.5	17.8	41.3

Accumulated depreciation	—	—	0.8	7.5	8.3

Net book value at July 31, 2004	—	—	22.7	10.3	33.0

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements (continued)
Year ended July 31, 2005

12.	Investments
Trade investments £m

At August 1, 2003	0.2
Additions	1.9

At July 31, 2004	2.1
New businesses	1.3
Additions	0.2

At July 31, 2005	3.6

13.	Stocks
	2005	2004
	£m	£m

Goods purchased for resale	1,705.0	1,501.8

The current replacement cost of stocks does not differ materially from the historical cost stated above.

Certain subsidiary undertakings have consignment stock arrangements with suppliers in the ordinary course of business. Items drawn from consignment stock are generally invoiced to the companies concerned at the price ruling at the date of drawdown. The value of such stock, at cost, which has been excluded from the balance sheet in accordance with the application notes included in FRS 5, amounted to £15.5 million (2004: £8.5 million).

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements (continued)
Year ended July 31, 2005

14.	Debtors

	2005	2004
	£m	£m

Amounts falling due within one year:
Trade debtors	1,933.6	1,647.1
Other debtors	130.6	122.2
Prepayments	138.4	53.5
Corporation tax recoverable	6.5	64.8
Property awaiting disposal	3.9	8.5

	2,213.0	1,896.1
Amounts falling due after more than one year:
Other debtors	37.0	34.4
Deferred tax asset	25.5	34.0

	2,275.5	1,964.5

15.	Construction loans

	2005	2004
	£m	£m

Construction loans receivable – secured	263.9	187.7
Borrowings to finance construction loans – unsecured	(263.9)	(187.7)

	—	—

Construction loans receivable, which are secured principally against homes in the course of construction or completed homes awaiting sale, are made to customers of Stock Building Supply, Inc.

Included in construction loans receivable is an amount of £1.9 million (2004: £2.7 million) representing properties held for sale in lieu of foreclosed loans. Allowances for construction loans included in the above amounted to £2.4 million (2004: £2.2 million).

16.	Current asset investments

	2005	2004
	£m	£m

US life insurance policies	4.6	4.6
French SICAV, bonds and commercial paper	0.2	1.6

	4.8	6.2

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements (continued)
Year ended July 31, 2005

17.	Short term borrowings

	2005	2004
	£m	£m

Bank loans and overdrafts
Unsecured	436.7	378.7
Other loans:
Secured	0.4	0.3
Other loans:
Finance leases	3.8	5.0

	440.9	384.0

Facilities undrawn at July 31, 2005 and committed for up to one year amounted to £200 million (2004: £200 million).

18.	Creditors

	2005	2004
	£m	£m

Amounts due within one year:
Trade creditors	1,272.9	1,115.4
Bills of exchange payable	193.5	93.1
Corporation tax	70.3	152.5
Other tax and social security	102.4	110.4
Other creditors	79.9	98.4
Accruals and deferred income	275.9	187.8
Proposed dividend	104.0	93.6

	2,098.9	1,851.2

	2005	2004
	£m	£m

Amounts falling due after more than one year:
Other creditors	18.0	—

	18.0	—

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements (continued)
Year ended July 31, 2005

19.	Borrowings falling due after one year

	2005	2004
	£m	£m

Maturity of borrowings
Due in one to two years	524.2	38.0
Due in two to five years	540.8	745.7
Due in over five years	23.5	71.2

	1,088.5	854.9

Repayable after five years otherwise than by instalments
US Industrial Revenue Bonds	—	2.7
Finance leases	23.3	6.3
Bank facilities	—	62.2
Other facilities	0.2	—
Repayable within 2 to 5 years
US Industrial Revenue Bonds	0.2	—
Finance leases	11.7	6.6
Bank facilities	528.4	739.1
Other facilities	0.5	—
Repayable within 1 to 2 years
US Industrial Revenue Bonds	0.2	—
Finance leases	8.9	9.3
Bank facilities	514.6	28.7
Other facilities	0.5	—

	1,088.5	854.9

Finance lease obligations included above are secured against the assets concerned. Other secured loans amounting to £2.9 million (2004: £5.0 million) are secured against various Group assets.

Facilities undrawn at July 31, 2005 and committed for more than one year amounted to £191 million (2004: £58 million).

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements (continued)
Year ended July 31, 2005

20.	Provisions for liabilities and charges

		Wolseley	Deferred	Environmental	Other
	Pensions	Insurance	Taxation	And Legal	provisions	Total
	£m	£m	£m	£m	£m	£m

At July 31, 2003	52.1	32.1	22.7	27.7	9.3	143.9
Utilized in the year	(19.3)	(9.4)	—	—	(1.1)	(29.8)
Charge/(release) for the year	19.1	14.5	8.4	4.9	(0.9)	46.0
Transfers	—	—	0.5	—	7.5	8.0
New businesses	—	—	1.7	—	0.1	1.8
Exchange differences	(3.9)	(3.8)	(2.3)	(3.2)	—	(13.2)

At August 1, 2004	48.0	33.4	31.0	29.4	14.9	156.7
Utilized in the year	(29.5)	(9.2)	—	—	(0.4)	(39.1)
Charge/(release) for the year	23.9	9.7	34.8	2.2	(0.5)	70.1
Transfers	3.2	—	—	0.5	(3.0)	0.7
New businesses	1.0	—	1.2	—	0.1	2.3
Exchange differences	2.4	1.1	3.4	1.1	0.1	8.1

At July 31, 2005	49.0	35.0	70.4	33.2	11.2	198.8

Wolseley Insurance provisions represent an estimate, based on historical experience, of the ultimate cost of settling outstanding and potential claims.

Environmental and legal liabilities include known and potential legal claims and environmental liabilities arising from past events where it is probable that a payment will be made and the amount of such payment can be reasonably estimated. Included in this provision is an amount of £31.7 million (2004: £27.9 million) related to asbestos litigation involving certain Group companies. This liability is fully covered by insurance and accordingly an equivalent insurance receivable has been recorded in ‘Other debtors’ (Note 14) in line with FRS 12 ‘Provisions, contingencies and contingent assets’. The liability has been determined as at July 31, 2005 based on advice from independent professional actuarial advisors. The provision and the related receivable have been stated on a discounted basis using a long-term US treasury rate of 4.5% (2004: 5%). The level of insurance cover available significantly exceeds the expected level of future claims and no profit or cash flow impact is therefore expected to arise in the foreseeable future.

Other provisions principally comprise provisions for terminal dilapidations on property leases and provisions for future rents payable net of rents receivable on onerous and vacant property leases.

Under US GAAP, provisions arising in respect of an acquired business can be discounted, but subsequent adjustments to the provision should be recorded gross, although they relate to changes in the estimated cost of settling liabilities incurred prior to acquisition. Provisions for liabilities arising in respect of continuing businesses should be recorded gross. Accordingly, the provision for asbestos litigation as reported under US GAAP would be £51.9 million (2004: £45.9 million), of which £44.0 million (2004: £38.1 million) is an undiscounted amount with the balance representing a discounted amount.

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements (continued)
Year ended July 31, 2005

21.	Share capital

	Authorized		Allotted and issued
	2005	2004	2005	2004
Number of ordinary 25p shares (million)	800.0	800.0	592.1	585.1
Nominal value of ordinary 25p shares (million)	£200.0	£200.0	£148.0	£146.3

All allotted and issued shares are fully paid or credited as fully paid.

Allotment of shares

From August 1, 2004 to July 31, 2005, new ordinary shares of 25 pence each in the Company have been issued as follows:

	Number	Price	Value/
Allotment date	of shares	per share	Proceeds	Purpose of issue
		£	£m

Various	2,535,072	251.00-698.28	14.5	Exercise of savings related share options
Various	4,525,494	349.75-543.00	18.2	Exercise of executive share options/stock appreciation rights

	7,060,566		32.7

From August 1, 2003 to July 31, 2004, new ordinary shares of 25 pence each in the Company have been issued as follows:

	Number	Price	Value/
Allotment date	of shares	per share	Proceeds	Purpose of issue
	£	£m

Various	1,911,017	251.00-562.00	8.0	Exercise of savings related share options
Various	2,500,325	349.75-483.50	9.0	Exercise of executive share options/stock appreciation rights

	4,411,342		17.0

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements (continued)
Year ended July 31, 2005

All employee share plans

The maximum number of shares pursuant to which options may be granted (but excluding any options which lapse) under all share option schemes and the stock appreciation plan in any ten year period is 10% of the issued share capital from time to time. The number of shares pursuant to which options may be granted under all such schemes as of July 31, 2005 was 59,214,243 of which 15,510,090 have already been issued pursuant to options exercised in the ten year period ended July 31, 2005. The following options were outstanding under the various all employee share plans:

Number of shares under option as of July 31,				Not exercisable
2005		2004	Price	after

—		1,943	409.00p	September 2004
1,582		88,687	345.00p	September 2005
—		7,560	375.00p	September 2004
70,618		76,106	375.00p	September 2006
—		1,816,500	348.00p	April 2005
27,013		598,299	251.00p	September 2005
135,673		142,402	251.00p	September 2007
2,086,700		2,173,200	376.00p	April 2006
—		18,957	336.00p	October 2004
277,076		293,453	336.00p	October 2006
65,182		70,099	336.00p	October 2008
9,957		195,561	562.00p	November 2005
3,472		10,854	562.00p	November 2005
188,821		206,467	562.00p	November 2007
565		565	562.00p	November 2007
53,029		57,175	562.00p	November 2009
538,652		587,987	412.00p	November 2006
60,159		62,236	412.00p	November 2006
416,661		451,554	412.00p	November 2008
7,248		7,248	412.00p	November 2008
74,322		81,554	412.00p	November 2010
—		2,986,840	698.28p	June 2005
358,903		413,035	657.00p	November 2007
32,975		35,817	657.00p	November 2007
252,042		274,967	657.00p	November 2009
3,694		4,990	657.00p	November 2009
41,421		43,612	657.00p	November 2011
2,780,555	*	—	935.85p	June 2006
325,491	**	—	881.00p	November 2008
43,792	**	—	881.00p	November 2008
201,315	**	—	881.00p	November 2010
27,086	**	—	881.00p	November 2010
45,194	**	—	881.00p	November 2012

8,129,198		10,707,668

*	Granted March 22, 2005
**	Granted April 20, 2005

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements (continued)
Year ended July 31, 2005

In accordance with Urgent Issues Task Force Abstract 17 “Employee Share Schemes”, the Company has taken advantage of the exemptions contained therein in respect of accounting for discounts arising on its all employee share schemes.

Executive share option schemes

The maximum number of shares pursuant to which options may be granted (but excluding any options which lapse) under the rules of the executive share options in any ten year period is 5% of the issued share capital from time to time. The number of shares pursuant to which options may be granted as of July 31, 2005 was 29,607,122 of which 4,886,655 have already been issued pursuant to options exercised on or before July 31, 2005. The following options were outstanding:

Date of grant	2005	2004	Price	Not exercisable after

November 1994	—	55,400	388.75p	November 2004
November 1995	7,000	53,000	440.00p	November 2005
November 1995	8,300	42,600	433.00p	November 2005
November 1996	6,000	58,000	456.50p	November 2006
December 1996	19,000	24,000	456.50p	December 2006
December 1997	64,565	214,971	483.50p	December 2007
November 1998	89,735	217,500	381.00p	November 2008
October 1999	128,415	492,000	397.00p	October 2009
October 2000	251,500	731,200	349.75p	October 2010
May 2001	400,000	400,000	468.00p	May 2011
June 2001	14,762	100,000	485.00p	June 2011
November 2001	842,500	2,244,400	467.00p	November 2011
November 2002	2,644,500	2,838,500	543.00p	November 2012
November 2003	3,295,185	3,565,423	743.00p	November 2013
June 2004	23,752	23,752	842.00p	June 2014
November 2004	3,964,247	—	949.00p	November 2014
March 2005	50,000	—	1,100.00p	March 2015

	11,809,461	11,060,746

Executive Benefit Trusts

Three Employee Benefit Trusts have been established in connection with the Wolseley Share Option Plan 2003 and the Wolseley plc 2002 Long Term Incentive Scheme. During the year one of these trusts purchased 2,000,000 shares of the Company, with a nominal value of £0.5 million, for a cash consideration of £18.6 million. The market value of these shares as of July 31, 2005 was £23.7 million and none of them had been allocated to employees or Directors at that date. Dividends due on shares held by the Employee Benefit Trusts are waived in accordance with the provisions of their trust deeds.

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements (continued)
Year ended July 31, 2005

22.	Reserves

	Share premium account £m	Profit and loss £m

At August 1, 2003	177.8	1,451.2
Shares issued	15.9	—
Premium on share options exercised through share symmetry arrangements	6.2	(6.2)
Transfer from profit and loss account	—	257.9
Currency translation differences (net of tax)	—	(147.2)

At August 1, 2004	199.9	1,555.7
Shares issued	31.0	—
Premium on share options exercised through share symmetry arrangements	10.4	(10.4)
Shares purchased by Employee Benefit Trusts	—	(18.6)
Retained profit	—	305.5
Currency translation differences (net of tax)	—	85.4

At July 31, 2005	241.3	1,917.6

The premium on share options exercised through share symmetry arrangements represents the difference between the market value and the exercise price of shares issued to the Wolseley plc Employee Benefit Trust to satisfy the exercise of stock appreciation rights.

23.	Acquisitions

The details of acquisitions made since August 1, 2004 and consideration paid are shown in Item 4A – Information on the Group, paragraph A – Acquisitions and Divestitures. During the fiscal year ended July 31, 2005, Wolseley completed a total of 26 acquisitions for an aggregate consideration equal to £423 million. These acquisitions enable Wolseley to improve its service to customers through an expansion of its branch network and product offerings.

			Accounting	Provisional
	Book values	Asset	policy	fair values
	acquired	revaluations	alignments	acquired
All acquisitions	£m	£m	£m	£m

Intangible fixed assets	0.3	—	(0.3)	—
Tangible fixed assets	33.8	46.6	(1.5)	78.9
Fixed asset investments	0.4	0.9	—	1.3
Stocks	98.2	—	(6.3)	91.9
Debtors	141.1	—	(1.6)	139.5
Cash at bank or in hand	19.0	—	—	19.0
Short-term borrowings	(26.8)	—	—	(26.8)
Creditors	(86.3)	(8.4)	—	(94.7)
Long-term borrowings	(0.7)	—	(0.1)	(0.8)
Provisions	(1.1)	—	(1.2)	(2.3)

Total	177.9	39.1	(11.0)	206.0

Goodwill arising				216.8

Consideration				422.8

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements (continued)
Year ended July 31, 2005

The accounting policy adjustments to tangible fixed assets reflect their restatement at depreciated replacement cost with useful lives determined in accordance with Group accounting policies. The book value of stocks has been adjusted to write down slow-moving and obsolete stocks to their estimated net realizable values in accordance with the Group accounting policy. Adjustments to debtors comprise provisions for bad and doubtful debts in accordance with the Group accounting policy. The fair value adjustments shown above for the year ended July 31, 2005 are provisional figures, being the best estimates currently available.

	Year ended July 31, 2005
	Consideration (excluding debt assumed)	Fair value of net assets acquired	Goodwill
	£m	£m	£m

European Distribution	169.7	106.4	63.3
North American Plumbing and Heating Distribution	94.7	59.0	35.7
US Building Materials Distribution	158.4	40.6	117.8

	422.8	206.0	216.8

As of July 31, 2005, deferred consideration of £10.4 million (2004: £6.1 million) and contingent consideration of £30.8 million (2004: £9.4 million) was payable in cash.

The aggregate amount of goodwill written off to reserves since May 1, 1958 is as follows:

	2005	2004
	£m	£m

North American acquisitions	325.8	305.4
French acquisitions	123.9	116.7
Austrian acquisitions	67.1	67.9
Other acquisitions	139.2	122.6

Total	656.0	612.6

24. Analysis of the net outflow of cash in respect of the purchase of businesses

	2005	2004	2003
	£m	£m	£m

Purchase consideration
– Current year acquisitions (Note 23)	422.8	97.7	301.8
– Prior year acquisitions	(0.1)	10.1	—
Net increase in deferred and contingent consideration (excluding currency translation differences)	(25.0)	(9.8)	(5.3)

Cash consideration	397.7	98.0	296.5
Cash/bank overdrafts acquired	7.8	25.5	210.7

	405.5	123.5	507.2

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements (continued)
Year ended July 31, 2005

25.	Disposals and analysis of the net inflow of cash in respect of the sale of businesses

Net assets disposed of	2005	2004	2003
	£m	£m	£m

Intangible assets	2.1	—	0.9
Tangible fixed assets	0.7	—	—
Stocks	3.2	—	0.8
Debtors	0.3	—	0.2

	6.3	—	1.9
Cash disposal proceeds	4.5	—	3.0
Deferred consideration	2.0	—	—

Net gain on disposal of operations	0.2	—	1.1

26. Reconciliation of operating profit to net cash inflow from operating activities

	2005	2004	2003
	£m	£m	£m

Operating profit	677.4	580.2	443.0
Depreciation	113.7	107.7	94.8
(Profit)/loss on fixed asset disposals	(11.1)	0.2	(1.7)
Goodwill amortization	43.4	39.0	29.9
Increase in stocks	(54.2)	(274.3)	(48.3)
Increase in debtors	(181.6)	(236.3)	(32.9)
Increase in creditors and provisions	176.0	108.6	123.0
Increase in construction loans receivable	(65.9)	(33.3)	(9.7)
Increase in construction loans payable	65.9	33.4	9.6

Net cash inflow from operating activities	763.6	325.2	607.7

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements (continued)
Year ended July 31, 2005

27.	Analysis of cash flows shown net in the cash flow statement

	2005	2004	2003
	£m	£m	£m

Returns on investments and servicing of finance
Interest received	26.1	32.3	15.1
Interest paid	(55.1)	(45.5)	(39.7)
Interest element of finance lease rentals	(1.1)	(0.2)	(0.2)

Net cash outflow for returns on investments and servicing of finance	(30.1)	(13.4)	(24.8)

Capital expenditure and financial investment
Payments to acquire tangible fixed assets	(238.9)	(154.9)	(124.3)
Receipts from sales of tangible fixed assets	73.9	19.3	16.1

Net cash outflow for capital expenditure and financial investment	(165.0)	(135.6)	(108.2)

Management of liquid resources
Decrease in current asset investments	1.6	0.1	2.9
Decrease/(increase) in money market and other deposits	21.5	(31.2)	28.9

Net cash inflow/(outflow) from management of liquid resources	23.1	(31.1)	31.8

Financing
Issue of ordinary share capital	32.7	17.0	9.4
Purchase of shares by Employee Benefit Trusts	(18.6)	—	—
Drawdown of long term borrowings	176.0	97.9	307.8
Capital element of finance lease rental payments	(4.9)	(3.0)	(2.4)

Net cash inflow from financing	185.2	111.9	314.8

The Group includes in liquid resources all current asset investments and interest-bearing amounts on deposit which are readily disposable and convertible into cash at values close to book value.

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements (continued)
Year ended July 31, 2005

28.	Analysis of change in net debt

	2004	Cash flow	Acquisitions and new finance leases	Exchange movement	2005
	£m	£m	£m	£m	£m

Cash in hand and at bank	260.1	87.8	—	23.0	370.9
Overdrafts	(379.0)	(8.1)	—	(50.0)	(437.1)

	(118.9)	79.7	—	(27.0)	(66.2)

Debt due after more than one year	(832.9)	(176.0)	(0.8)	(34.9)	(1,044.6)
Finance leases	(27.0)	4.9	(24.1)	(1.5)	(47.7)

	(859.9)	(171.1)	(24.9)	(36.4)	(1,092.3)

Current asset investments	6.2	(1.6)	—	0.2	4.8
Money market and other deposits	31.2	(21.5)	—	0.5	10.2

	37.4	(23.1)	—	0.7	15.0

Net debt	(941.4)	(114.5)	(24.9)	(62.7)	(1,143.5)

	2003	Cash flow	Acquisitions and new finance leases	Exchange movement	2004
	£m	£m	£m	£m	£m

Cash in hand and at bank	215.9	98.4	—	(54.2)	260.1
Overdrafts	(198.6)	(229.0)	—	48.6	(379.0)

	17.3	(130.6)	—	(5.6)	(118.9)

Debt due after more than one year	(821.8)	(97.9)	—	86.8	(832.9)
Finance leases	(29.1)	3.0	(5.3)	4.4	(27.0)

	(850.9)	(94.9)	(5.3)	91.2	(859.9)

Current asset investments	6.9	(0.1)	—	(0.6)	6.2
Money market and other deposits	—	31.2	—	—	31.2

	6.9	31.1	—	(0.6)	37.4

Net debt	(826.7)	(194.4)	(5.3)	85.0	(941.4)

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements (continued)
Year ended July 31, 2005

29.	Related party transactions

There are no related party transactions requiring disclosure under FRS 8, Related Party Disclosures.

30.	Assets and liabilities by currency

		US		Canadian	Other	Group
	Sterling	dollars	Euros	dollars	currencies	total
	£m	£m	£m	£m	£m	£m

As of July 31, 2005
Intangible fixed assets	155.7	400.8	219.0	64.6	26.0	866.1
Tangible fixed assets	213.4	428.3	238.9	23.3	12.0	915.9
Stocks	267.6	963.3	376.0	74.0	24.1	1,705.0
Debtors (including construction loans receivable)	419.6	1,400.6	582.7	102.3	37.8	2,543.0
Creditors (including construction loans financing)	(490.1)	(1,072.6)	(591.0)	(100.9)	(22.2)	(2,276.8)
Provisions	(8.2)	(136.9)	(48.9)	(3.2)	(1.6)	(198.8)
Proposed dividend	(104.0)	—	—	—	—	(104.0)

Gross assets	454.0	1,983.5	776.7	160.1	76.1	3,450.4
(Borrowings)/funds – net
– Short term	29.4	(37.8)	(13.5)	18.1	(51.2)	(55.0)
– Long term	(1.0)	(463.2)	(593.4)	(30.9)	—	(1,088.5)

Net assets	482.4	1,482.5	169.8	147.3	24.9	2,306.9

Exchange rates at July 31, 2005
Balance sheet		$1.7564	€1.4479	C$2.1464
Profit and loss account		$1.8514	€1.4587	C$2.2997
As at July 31, 2004
Gross assets	481.4	1,558.8	581.9	152.5	68.7	2,843.3
(Borrowings)/funds – net
– Short term	49.6	7.9	(165.4)	3.2	18.2	(86.5)
– Long term	(1.2)	(462.7)	(293.3)	(32.9)	(64.8)	(854.9)

Net assets	529.8	1,104.0	123.2	122.8	22.1	1,901.9

Exchange rates at July 31, 2004
Balance sheet		$1.8198	€1.5144	C$2.4229
Profit and loss account		$1.7522	€1.4635	C$2.3473
Exchange rates at July 31, 2003
Balance sheet		$1.6076	€1.4171	C$2.2427
Profit and loss account		$1.5951	€1.5039	C$2.3835

As of July 31, 2005, the Group had entered into certain short-term currency swaps amounting to assets of £287 million, €130 million, Canadian $33 million and 22 million Swiss Francs and liabilities of £4 million, $578 million and Canadian $170 million. Both the assets and liabilities are excluded from the above tables.

There are no material foreign currency transactional exposures as, where appropriate, Group companies use forward exchange contracts to hedge transactions that are not denominated in their functional currency.

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements (continued)
Year ended July 31, 2005

31.	Interest rate and currency profile

The current value of interest bearing assets, borrowings and off balance sheet contracts at July 31, 2005 was as follows:

Currency	Interest bearing assets	Borrowings	Off balance sheet contracts	Net	Floating	Fixed	Total	Weighted average fixed interest rate	Weighted Average time for which rate is fixed
	£m	£m	£m	£m	£m	£m	£m	%	Years

Sterling	29.4	(1.0)	282.6	311.0	311.0	—	311.0	—	—
US Dollars	495.9	(996.9)	(329.3)	(830.3)	(574.1)	(256.2)	(830.3)	4.2	1.5
Euros	94.4	(701.3)	89.8	(517.1)	(88.9)	(428.2)	(517.1)	3.0	2.6
Canadian Dollars	18.1	(30.9)	(63.9)	(76.7)	(46.3)	(30.4)	(76.7)	6.0	1.4
Other currencies	12.0	(63.2)	9.7	(41.5)	(41.5)	—	(41.5)	—	—

Total	649.8	(1,793.3)	(11.1)	(1,154.6)	(439.8)	(714.8)	(1,154.6)

The off balance sheet contracts are short-term currency swaps. Interest receipts and payments on the floating rate assets and liabilities are determined by reference to short-term benchmark rates applicable to the relevant currency or market, such as LIBOR.

The Group has entered into the following interest rate swaps and forward rate agreements with the following net effect as at July 31, 2005:

Amount	Expiry date	Wolseley receives	Wolseley pays

EUR50 million	August 2005	6 month EURIBOR	2.53% to 2.535%
US$50 million	September 2005	3 month LIBOR	2.62% to 2.6375%
US$125 million	September 2005	6 month LIBOR	2.0375% to 2.06%
EUR75 million	October 2005	6 month EURIBOR	2.575% to 2.6075%
EUR40 million	October 2005	3 month EURIBOR	2.52%
US$50 million	September 2006	3 month LIBOR	3.25%
US$100 million	September 2007	3 month LIBOR	3.66% to 3.665%
US$50 million	September 2006	6 month LIBOR	2.64% to 2.655%
EUR100 million	October 2006	6 month EURIBOR	2.90% to 2.915%
EUR40 million	October 2006	3 month EURIBOR	2.9225% to 2.9275%
EUR80 million	September 2007	3 month EURIBOR	3.185% to 3.195%
US$100 million	September 2006	6 month LIBOR	4.206% to 4.2075%
US$100 million	September 2007	6 month LIBOR	4.323% to 4.3275%
EUR50 million	August 2007	6 month EURIBOR	2.313%
EUR50 million	October 2007	6 month EURIBOR	2.365%
EUR100 million	October 2008	6 month EURIBOR	2.4875%
EUR200 million	August 2009	6 month EURIBOR	2.588% to 2.59%

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements (continued)
Year ended July 31, 2005

The value of interest bearing assets, borrowings and off balance sheet contracts at July 31, 2004 was as follows:

Currency	Interest bearing assets	Borrowings	Off balance sheet contracts	Net	Floating	Fixed	Total	Weighted average fixed interest rate	Weighted Average time for which rate is fixed
	£m	£m	£m	£m	£m	£m	£m	%	Years

Sterling	49.6	(1.2)	(28.2)	20.2	20.2	—	20.2	—	—
US Dollars	343.5	(798.3)	27.8	(427.0)	(220.9)	(206.1)	(427.0)	2.8	1.9
Euros	66.9	(525.6)	70.0	(388.7)	(120.6)	(268.1)	(388.7)	2.8	1.9
Canadian Dollars	7.0	(36.7)	(69.2)	(98.9)	(66.0)	(32.9)	(98.9)	6.0	2.7
Other currencies	18.2	(64.8)	—	(46.6)	(46.6)	—	(46.6)	—	—

Total	485.2	(1,426.6)	0.4	(941.0)	(433.9)	(507.1)	(941.0)

The off balance sheet contracts are short-term currency swaps. Interest receipts and payments on the floating rate assets and liabilities are determined by reference to short-term benchmark rates applicable to the relevant currency or market, such as LIBOR.

32.	Financial Instruments

The Group held the following categories of financial instruments:

	As of July 31, 2005		As of July 31, 2004
	Book value	Fair value	Book value	Fair value
	£m	£m	£m	£m

Financial instruments held to fund the Group’s operations
Short term borrowings	(440.9)	(440.9)	(384.0)	(384.0)
Loans and other borrowings payable after one year	(1,088.5)	(1,088.5)	(854.9)	(854.9)
Cash and deposits	381.1	381.1	291.3	291.3
Construction loans receivable	263.9	263.9	187.7	187.7
Construction loans payable	(263.9)	(263.9)	(187.7)	(187.7)
Current asset investments	4.8	4.8	6.2	6.2
Other debtors falling due after more than one year (cash settled)	7.1	6.3	6.5	5.9
Lease termination provisions	(1.0)	(0.8)	(1.3)	(1.1)
Other creditors falling due after more than one year (cash settled)	(18.0)	(14.4)	—	—
Financial instruments held to manage the Group’s interest rate and currency profile
Interest rate swaps	—	0.2	—	(1.0)
Short term currency swaps	—	(11.1)	—	0.4

For the purpose of the previous table, the fair values of short-term borrowings, cash and deposits, construction loans payable and current asset investments, approximate book value due to their short maturities. The loans and other borrowings payable after one year generally attract variable interest rates based on 6 month LIBOR. Thus the fair value of these instruments as of July 31, 2005 also approximates to their book value. The fair value of construction loans receivable approximates to book value as the interest rates attaching to these loans reflect a

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements (continued)
Year ended July 31, 2005

market risk premium. Sterling cash and deposits are utilised to reduce currency borrowings through the use of short-term currency swaps.

To determine the fair value of currency and interest rate swaps for inclusion in the above table, a calculation was made of the net gain or loss which would have arisen if these contracts had been terminated on July 31, 2005.

An analysis of the unrecognized gains and losses on the Group’s hedges at July 31, 2005 is set out below:

	Gains	Losses	Total
	£m	£m	£m

Unrecognized gains and losses on hedges at beginning of the year	0.7	(1.3)	(0.6)
Gains and losses arising in previous years recognized in the year	(0.6)	0.3	(0.3)

Gains and losses before the start of the year not recognized in the year	0.1	(1.0)	(0.9)
Gains and losses arising in the year not recognized in the year	3.2	(13.2)	(10.0)

Unrecognized gains and losses on hedges at the end of the year	3.3	(14.2)	(10.9)

Of which:
Gains and losses expected to be recognized within one year	1.4	(12.2)	(10.8)
Gains and losses expected to be recognized after one year	1.9	(2.0)	(0.1)

The Group’s policies in respect of foreign currency and interest risk management and the related use of financial instruments are set out in Item 11: Quantitative and Qualitative Disclosures About Market Risk.

Short-term debtors and creditors arising directly from the Group’s operations are excluded from the above disclosures other than those relating to assets and liabilities by currency.

33.	Pensions and other post retirement benefits

United Kingdom

The principal plan operated for UK employees is the Wolseley Group Retirement Benefits Plan which provides benefits based on final pensionable salaries. The assets are held in separate trustee administered funds. The plan’s retirement benefits are funded by a contribution from employees with the balance being paid by Group companies. The contribution rates paid by employees at July 31, 2005 are either 5% or 6% of earnings depending upon the level of benefits they were accruing at that date. The Group and employee contribution rates are calculated on the Projected Unit Method and agreed with an independent consulting actuary.

An independent actuarial valuation was last carried out on May 1, 2004. On that date the market value of the plan’s assets was £334.3 million. The market value of the assets was 74% of accrued benefits, after allowing for increases in earnings and pensions in payment. The normal cost to the Company and the contribution rate for the year ending July 31, 2006 is 17.2% of pensionable earnings in respect of those employees accruing benefits based on 60ths. The financial assumptions used were based on gilt and bond yields as at the valuation date. The principal actuarial assumptions used were an investment return of 6.5% per annum before retirement, an investment return of 5.25% per annum after retirement, future salary increases of 4% per annum plus an additional promotional salary scale, and increases to pensions in payment of 2.25% per annum. The actuarial valuation also assumes that mortality will be in line with nationally published PMA92 and PFA92 mortality tables incorporating projected improvements to life expectancy to 2010 (current pensioners) and 2020 (non-retired members). The total charge to the profit and loss account for UK companies was £17.0 million (2004: £13.5 million).

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements (continued)
Year ended July 31, 2005

North America

The principal plans operated for US employees are defined contribution schemes, details of which are set out below. In addition, the Group operates three defined benefit schemes in the United States. In Canada a defined benefit scheme and a defined contribution scheme are operated. The majority of assets are held in trustee administered funds independent of the assets of the companies.

Defined contribution plans

Defined contribution plans are established in accordance with US 401(k) rules. Companies contribute to both employee compensation deferral and profit sharing plans. Contributions are charged to the profit and loss account in the period in which they fall due. In the year ended July 31, 2005 the cost of defined contribution plans charged to the profit and loss account was £17.7 million (2004: £14.3 million).

Defined benefit plans

Defined benefit plans are operated by three US subsidiary undertakings and Wolseley Canada. Two of the US plans and the Canadian plan are funded. Two plans are closed to new entrants. The closed plans now provide a minimum pension guarantee in conjunction with a defined contribution plan. No further funding by Group companies is required. The remaining plans provide benefits based on final pensionable salaries. The contribution rate is calculated on the Projected Unit (credit) Method as agreed with independent consulting actuaries. The independent actuaries have reported on the assets and liabilities of the plans as of July 31, 2004. The principal actuarial assumptions were based upon investment returns of 7.7% and future salary increases of 2%. The obligations are discounted at 6.4%. The fair value of the assets of the funded plans amounted to £52.5 million. The market value of the assets was 87.5% of the accrued benefits. Surpluses and deficits revealed by the valuation are being amortised over the expected remaining service lives of members. The total profit and loss account charge for North American schemes was £1.8 million (2004: £3.1 million).

Other territories

Both defined contribution and defined benefit schemes are operated. Liabilities arising under defined benefit schemes are calculated in accordance with actuarial advice. Full provision is made for such liabilities in these accounts. Contributions to defined contribution schemes are accounted for in the period in which they fall due.

The cost of other defined contribution and defined benefit schemes charged to the profit and loss account was £6.4 million (2004: £4.5 million).

Post retirement health care

There are no material obligations to provide post retirement health care benefits.

FRS 17 retirement benefits

The valuation used for FRS 17 disclosures with respect to the UK scheme has been based on the most recent actuarial valuation dated May 1, 2004 and updated by the scheme actuary to take account of the requirements of FRS 17 in order to assess the liabilities of the scheme as of July 31, 2005. Scheme assets are stated at their market value at July 31, 2005. Non-UK schemes have been aggregated and weighted averages applied.

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements (continued)
Year ended July 31, 2005

The financial assumptions used to calculate scheme liabilities under FRS 17 are:

	2005		2004		2003
	UK	Non-UK	UK	Non-UK	UK	Non-UK

	Projected	Projected	Projected	Projected	Projected	Projected
Valuation method	Unit	Unit	Unit	Unit	Unit	Unit

Discount rate	5.00%	5.11%	5.70%	5.68%	5.50%	5.96%
Inflation rate	2.75%	1.34%	2.99%	2.50%	2.64%	2.50%
Increase to deferred benefits during deferment	2.75%	2.00%	3.00%	2.00%	2.65%	2.00%
Increases to pensions in payment	2.70%	1.63%	3.00%	1.75%	2.65%	1.82%
Salary increases	*3.25%	2.50%	*3.50%	3.16%	4.65%	3.41%

*
In addition, a promotional salary scale has been added to the salary increase assumption as of July 31, 2004 and July 31, 2005. As of July 31, 2005 this was equivalent to an overall increase of 1.5% per annum.

The assets in the UK schemes and the expected rates of return were:

	2005		2004		2003

	UK		UK		UK
	Long-term rate of return expected as of 31 July 2005	Value as of 31 July 2005 £m	Long-term rate of return expected as of 31 July 2004	Value as of 31 July 2004 £m	Long-term rate of return expected as of 31 July 2003	Value as of 31 July 2003 £m

Equities	7.30%	358.8	7.00%	279.1	6.75%	251.2
Bonds	4.10%	49.4	4.75%	42.0	4.50%	34.8
Other	5.00%	0.8	5.70%	5.2	5.30%	4.0

Total market value of assets	6.90%	409.0	6.69%	326.3	6.46%	290.0
Present value of schemes liabilities		(523.2)		(456.5)		(432.4)

Deficit in the schemes		(114.2)		(130.2)		(142.4)
Related deferred tax asset		34.3		39.1		42.7

Net pension liability		(79.9)		(91.1)		(99.7)

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements (continued)
Year ended July 31, 2005

The assets in the non-UK schemes and the expected rates of return were:

	2005		2004		2003

	Non-UK		Non-UK		Non-UK
	Long-term rate of return expected as of 31 July 2005	Value as of 31 July 2005 £m	Long-term rate of return expected as of 31 July 2004	Value as of 31 July 2004 £m	Long-term rate of return expected as of 31 July 2003	Value as of 31 July 2003 £m

Equities	7.44%	64.0	8.16%	44.1	8.00%	33.3
Bonds	4.89%	28.7	4.70%	18.8	5.39%	15.3
Other	2.86%	12.0	3.65%	10.5	3.00%	0.9

Total market value of assets	6.21%	104.7	6.63%	73.4	7.10%	49.5
Present value of schemes liabilities		(181.2)		(126.1)		(113.2)

Deficit in the schemes		(76.5)		(52.7)		(63.7)
Related deferred tax asset		26.5		14.9		22.8

Net pension liability		(50.0)		(37.8)		(40.9)

	The Group
	2005	2004
Adjustment to net assets under FRS17	£m	£m

Net assets	2,306.9	1,901.9
FRS 17 pension liability over that established under SSAP24	(97.4)	(94.1)

Net assets including FRS17 pension liability	2,209.5	1,807.8

	The Group
	2005	2004
Adjustment to reserves under FRS17	£m	£m

Profit and loss reserve	1,917.6	1,555.7
FRS 17 pension liability over that established under SSAP24	(97.4)	(94.1)

Profit and loss reserve including FRS 17 pension liability	1,820.2	1,461.6

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements (continued)
Year ended July 31, 2005

The net pension liability of £129.9 million calculated in accordance with FRS 17 compares with the pension provision for defined benefit schemes currently recorded of £49.0 million less the related deferred tax asset of £16.5 million.

	UK	Non-UK	UK	Non-UK
	2005	2005	2004	2004
Analysis of amount charged to operating profit	£m	£m	£m	£m

Current service cost	13.1	4.6	15.3	3.2
Settlements and curtailments	—	(1.1)	—	—

	13.1	3.5	15.3	3.2

	UK	Non-UK	UK	Non-UK
Analysis of amount charged to other finance	2005	2005	2004	2004
income/(expense)	£m	£m	£m	£m

Interest on pension liabilities	(26.2)	(8.2)	(24.0)	(6.1)
Expected return on scheme assets	22.3	5.7	19.0	4.0

	(3.9)	(2.5)	(5.0)	(2.1)

	UK	Non-UK	UK	Non-UK
	2005	2005	2004	2004
Movement in scheme deficit during year	£m	£m	£m	£m

Deficit at August 1	(130.2)	(52.7)	(142.4)	(63.7)
Exchange	—	(3.4)	—	5.1
Acquisitions	—	0.1	—	1.2
Reclassifications	—	(1.9)	—	—
Amounts charged to operating profit	(13.1)	(3.5)	(15.3)	(3.2)
Contributions	20.0	6.2	13.4	6.6
Other finance expenses	(3.9)	(2.5)	(5.0)	(2.1)
Actuarial gain/(loss)	13.0	(18.8)	19.1	3.4

Deficit at July 31	(114.2)	(76.5)	(130.2)	(52.7)

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements (continued)
Year ended July 31, 2005

History of experience gains and losses – UK schemes

	2005	2004	2003	2002
	£m	£m	£m	£m

Difference between the expected and the actual return on scheme assets
Amount	46.8	10.8	(1.9)	(84.5)
Percentage of scheme assets	11.4%	3.3%	0.7%	31.5%
Experience gains and losses on scheme liabilities
Amount	(0.4)	3.2	—	(0.9)
Percentage of the present value of scheme liabilities	0.1%	0.7%	0.0%	0.3%
Effect of changes in assumptions underlying the present value of scheme liabilities
Amount	(33.4)	5.1	(51.5)	12.0
Percentage of the present value of scheme liabilities	6.4%	1.1%	11.9%	3.4%
Total amount recognized in the Statement of Total Recognized Gains and Losses
Amount	13.0	19.1	(53.4)	(73.4)
Percentage of the present value of scheme liabilities	2.5%	4.2%	12.3%	20.7%

History of experience gains and losses – Non-UK schemes

	2005	2004	2003	2002
	£m	£m	£m	£m

Difference between the expected and the actual return on scheme assets
Amount	3.5	3.2	(2.2)	(5.3)
Percentage of scheme assets	3.4%	4.4%	4.4%	11.5%
Experience gains and losses on scheme liabilities
Amount	—	3.0	1.4	9.0
Percentage of the present value of scheme liabilities	0.0%	2.4%	1.2%	9.8%
Effect of changes in assumptions underlying the present value of scheme liabilities
Amount	(22.3)	(2.8)	(8.4)	(0.7)
Percentage of the present value of scheme liabilities	12.3%	2.2%	7.4%	0.8%
Total amount recognized in the Statement of Total Recognized Gains and Losses
Amount	(18.8)	3.4	(9.2)	3.0
Percentage of the present value of scheme liabilities	10.4%	2.7%	8.1%	3.3%

34.	Capital commitments

As of July 31, 2005 authorised capital expenditure which was contracted for but not provided in these accounts amounted to £95.9 million (2004: £62.1 million).

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements (continued)
Year ended July 31, 2005

35.	Operating lease commitments

Future minimum payments due in the next twelve months under operating lease commitments are as follows:

	Property leases		Other leases
	2005	2004	2005	2004
	£m	£m	£m	£m

Leases which expire within

12 months	12.1	8.1	5.0	3.8
13-24 months	16.8	13.0	5.8	3.1
25-36 months	15.8	13.4	4.1	2.4
37-48 months	9.8	9.9	1.7	0.6
49-60 months	17.9	9.5	1.1	0.6
Over 60 months	60.1	49.1	2.2	1.0

	132.5	103.0	19.9	11.5

36.	Contingent liabilities

The Group experiences legal claims in the normal course of its business. Provision is made in note 20 for such legal claims where it is probable that a payment will be made and the amount of such payment can be reasonably estimated.

Wolseley plc and the Group have the undermentioned quantifiable contingent liabilities which arose in the ordinary course of business and which have not been provided in these accounts since no actual liability is expected to arise:

	2005	2004
	£m	£m

Sundry guarantees, performance bonds and indemnities	77.8	55.1
Obligations under forward foreign exchange contracts	412.6	139.3

An amount of £401.5 million (2004: £139.7 million) is expected to be received from counterparties in respect of the obligations under forward foreign exchange contracts detailed above.

As of July 31, 2005, cash deposits of Wolseley Insurance Limited amounting to £40.8 million (2004: £32.7 million) were charged in favour of Lloyds TSB Bank plc to secure letters of credit provided by that bank.

The Company acts as guarantor or surety for various subsidiary undertakings in leasing and other agreements entered into by them in the normal course of business and has given indemnities and warranties to the purchasers of businesses from the Company and certain Group companies in respect of which no material liabilities are expected to arise. Additionally, the Company has guaranteed the pension payable by Brossette BTI to Mr. G. Pinault, a former director.

37.	Post balance sheet events

There have been no significant post balance sheet events.

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements (continued)
Year ended July 31, 2005

38.	Company balance sheet as of July 31, 2005

	Note	2005	2004
		£m	£m

Fixed assets
Investments	39	1,535.4	1,405.8

		1,535.4	1,405.8
Current assets
Debtors	39	3,419.0	2,869.4
Cash at bank and in hand and on deposit		9.0	70.2

		3,428.0	2,939.6
Creditors: amounts falling due within one year
Short term borrowings	39	65.5	35.7
Other creditors	39	2,695.9	2,223.6

		2,761.4	2,259.3

Net current assets		666.6	680.3

Total assets less current liabilities		2,202.0	2,086.1
Creditors : amounts falling due after one year
Borrowings	39	837.3	695.5

		1,364.7	1,390.6

Capital and reserves
Called up share capital	21	148.0	146.3
Share premium account	39	241.3	199.9
Profit and loss account	39	975.4	1,044.4

Shareholders’ funds	39	1,364.7	1,390.6

39.	Notes to the Company balance sheet

Investments

	Investment in subsidiaries
	Cost	Provisions	Net book amount
	£m	£m	£m

As of August 1, 2004	1,436.1	(30.3)	1,405.8
Additions	129.6	—	129.6

As of July 31, 2005	1,565.7	(30.3)	1,535.4

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements (continued)
Year ended July 31, 2005

The principal subsidiary undertakings of the Group are listed on page F-70 of these Consolidated Financial Statements. A complete list of subsidiary undertakings is available on request to the Company.

	2005	2004
Debtors	£m	£m

Amounts owed by Group undertakings	3,410.1	2,822.9
Other debtors	0.8	0.9
Prepayments and accrued income	5.2	1.1
Corporation tax recoverable	—	42.5

Amount receivable within one year	3,416.1	2,867.4
Amount receivable after one year:
Deferred tax asset	2.9	2.0

Total	3,419.0	2,869.4

	2005	2004
Short-term borrowings	£m	£m

Bank loans and overdrafts:
Unsecured	65.5	35.7

	2005	2004
Creditors: amounts due within one year	£m	£m

Amounts owed to Group undertakings	2,561.3	2,115.3
Corporation tax	2.5	—
Other tax and social security	0.4	0.2
Other creditors	2.8	3.5
Accruals and deferred income	24.9	11.0
Proposed dividend	104.0	93.6

	2,695.9	2,223.6

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements (continued)
Year ended July 31, 2005

	2005	2004
Borrowings falling due after one year	£m	£m

Maturity of borrowings
Due in one to two years	361.5	27.5
Due in two to five years	475.8	640.6
Due in over five years	—	27.4

	837.3	695.5

Repayable after 5 years otherwise than by instalments:
Bank facilities	—	27.4
Repayable within 2 to 5 years
Bank facilities	475.8	640.6
Repayable within 1 to 2 years
Bank facilities	361.5	27.5

	837.3	695.5

	Share	Profit and
	Premium	loss
	Account	account
Reserves	£m	£m

At August 1, 2004	199.9	1,044.4
Shares issued	41.4	—
Shares purchased by Employee Benefit Trusts	—	(18.6)
Transfer from profit and loss account	—	105.3
Dividends payable	—	(155.7)

At July 31, 2005	241.3	975.4

Included in this profit and loss account balance is an amount of £938.9 million which may not be distributable.

	2005	2004
Reconciliation of movements in equity shareholders’ funds	£m	£m

Profit for the financial year	105.3	146.4
Dividends	(155.7)	(139.1)
New share capital subscribed	43.1	23.2
Shares purchased by Employee Benefit Trusts	(18.6)	—

Net (reductions)/additions to shareholders’ funds	(25.9)	30.5
Opening shareholders’ funds	1,390.6	1,360.1

Closing shareholders’ funds	1,364.7	1,390.6

As permitted by Section 230 of the Companies Act 1985, the Company has not presented its own profit and loss account.

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements (continued)
Year ended July 31, 2005

40.	Summary of significant differences between accounting principles generally accepted in the United Kingdom and the United States

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

Reconciliation of consolidated profit for the financial year:			Year ending July 31,
			2005	2004	2003
	Note		£m	£m	£m

Profit for the financial year under UK GAAP			461.2	397.0	298.4
US GAAP adjustments:
Amortization of goodwill	(i	)	44.2	39.0	29.9
Amortization of intangible assets	(i	)	(13.2)	(13.5)	(4.3)
Tangible fixed asset amortization	(ii	)	(11.0)	—	—
Committed rental increases	(iii	)	(5.3)	—	—
Pensions	(iv	)	(14.5)	(16.1)	(6.6)
Deferred taxation	(v	)	(0.4)	0.9	(0.3)
Stock compensation	(vi	)	(26.8)	(16.6)	(10.2)
Other adjustments	(viii	)	(9.4)	4.2	0.2
Taxation effect of US GAAP adjustments	(v	)	19.2	9.0	3.5

Total US GAAP adjustments			(17.2)	6.9	12.2

Profit for the financial year under US GAAP			444.0	403.9	310.6

Presentation of earnings per share under US GAAP	(ix	)
Basic earnings per share			75.61p	69.33p	53.64p
Diluted earnings per share			74.94p	68.53p	53.21p

Weighted average shares outstanding (millions)			587.2	582.6	579.1
Dilutive effect of stock options (millions)			5.3	6.8	4.6

Weighted average shares outstanding assuming dilution (millions)			592.5	589.4	583.7

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements (continued)
Year ended July 31, 2005

Reconciliation of consolidated shareholders’ funds			Year ended July 31,
			2005	2004
	Note		£m	£m

Shareholders’ funds under UK GAAP			2,306.9	1,901.9
US GAAP adjustments:
Goodwill	(i	)	206.9	337.3
Intangible assets	(i	)	244.2	132.6
Goodwill amortization	(i	)	(83.6)	(147.8)
Intangible amortization	(i	)	(49.5)	(34.4)
Contingent consideration	(i	)	30.8	13.4
Tangible fixed asset amortization	(ii	)	(11.0)	—
Committed rental increases	(iii	)	(5.6)	—
Pensions	(iv	)	(63.7)	(69.9)
Deferred taxation	(v	)	(19.3)	(18.9)
Ordinary dividends	(vii	)	104.0	93.6
Other adjustments	(viii	)	(13.8)	6.3
Taxation effect of US GAAP adjustments	(v	)	(33.7)	(13.7)

Total US GAAP adjustments			305.7	298.5

Shareholders’ funds under US GAAP			2,612.6	2,200.4

A summary of the principal differences and additional disclosures applicable to the Group are set out below:

(i)	Purchase accounting adjustments

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

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements (continued)
Year ended July 31, 2005

Under US GAAP prior to January 1, 2002, goodwill arising on acquisitions prior to July 1, 2001, was capitalized and amortized over its estimated useful life, not exceeding 40 years. Under the transition provisions of SFAS 142 “Goodwill and other intangible assets,” goodwill which arose during the period subsequent to July 1, 2001 has not been amortized. From August 1, 2002, goodwill is no longer amortized, but is reviewed at least annually for impairment.

Impairment of goodwill is measured according to a two-step approach. In the first step, the fair value of a reporting unit is compared to the carrying amount of the reporting unit, including goodwill. If the carrying amount exceeds the fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. In the second step, the implied fair value of the goodwill is estimated as the fair value of the reporting unit less the fair values of all the other tangible and intangible assets of the reporting unit. If the carrying amount of the goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to that excess, not to exceed the carrying amount of the goodwill. The Group completed the required impairment tests during 2005, which indicated no impairment charge was required.

A roll forward of goodwill in total and by reportable segment for 2005 and 2004 is as follows:

	European Distribution	North American Plumbing and Heating Distribution	US Building Materials Distribution	Total
	£m	£m	£m	£m

Balance at 1 August 2003	428.0	262.8	186.8	877.6
Additions	9.4	9.0	7.6	26.0
Adjustment to prior years	1.1	—	—	1.1
Foreign exchange movements	(12.0)	(21.9)	(15.4)	(49.3)

Balance at 31 July 2004	426.5	249.9	179.0	855.4
Additions	44.3	29.0	57.6	130.9
Disposals	—	(1.6)	—	(1.6)
Adjustment to prior years	0.1	(0.2)	(0.5)	(0.6)
Foreign exchange movements	18.2	(3.8)	(9.1)	5.3

Balance at 31 July 2005	489.1	273.3	227.0	989.4

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

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements (continued)
Year ended July 31, 2005

	Gross carrying amount	Accumulated amortization	Net book value
	£m	£m	£m

Contractual customer relationships	172.4	15.7	156.7
Trademarks	29.8	6.1	23.7
Licensing agreements	10.8	3.0	7.8
Other	31.2	24.7	6.5

As of July 31, 2005	244.2	49.5	194.7

Contractual customer relationships	82.6	7.2	75.4
Trademarks	14.2	3.8	10.4
Licensing agreements	10.8	1.7	9.1
Other	25.0	21.7	3.3

As of July 31, 2004	132.6	34.4	98.2

Intangible assets are being amortized over their useful lives, which range from one to 25 years.

£m

Actual aggregate amortization expense

– For the year ending July 31, 2003	4.3
– For the year ending July 31, 2004	13.5
– For the year ending July 31, 2005	13.2
Estimated aggregate amortization expense
– For the year ending July 31, 2006	25.5
– For the year ending July 31, 2007	23.2
– For the year ending July 31, 2008	20.7
– For the year ending July 31, 2009	18.4
– For the year ending July 31, 2010	16.0

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

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements (continued)
Year ended July 31, 2005

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

Negative goodwill

Under UK GAAP, when the net assets acquired exceed the purchase consideration, the difference is classified as negative goodwill, is carried forward as a credit balance included in goodwill, and is released to the profit and loss account over the period of its useful economic life. Under US GAAP, the amount by which the net assets acquired exceed the purchase consideration is applied to reduce the carrying value of the net assets acquired.

(ii)	Tangible fixed asset amortization

Leasehold improvements are amortized over the lesser of the life of the asset or lease term. The lease term under UK GAAP includes the period the lessee has contracted to lease the asset plus any further terms for which the lessee has the option to continue to lease the asset which option it is reasonably certain at the inception of the lease that the lessee will exercise. In determining this life the Company considers the plans of the business, the nature of the property leased and the experience of the Company in respect of similar properties. Under US GAAP the lease term is determined as the non-cancellable lease term and any option renewal period where failure to exercise such an option would result in an economic penalty in such amount that renewal appears at the inception of the lease to be reasonably assured. Under US GAAP the historical experience of the Company is not considered, and as a result, under US GAAP the lease term for certain leases is shorter than that applying under UK GAAP and a higher depreciation charge reported. The US GAAP adjustment in 2005 includes an immaterial amount in respect of prior years.

(iii)	Committed rental increases

Under UK GAAP, committed rental increases, which could be considered in the same way as inflationary increases and increases due to market comparables, are generally recognized as they arise. Under US GAAP, committed rental increases are required to be spread over the entire lease term. The US GAAP adjustment in 2005 includes an immaterial amount in respect of prior years.

(iv)	Pensions

The Group operates defined benefit pension plans in the UK, Ireland, USA, Canada, France, Austria, Luxembourg, Switzerland and the Netherlands. The most significant plan is the Wolseley Group Retirement Benefits Plan in the UK, which after stock market falls is in a deficit position.

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements (continued)
Year ended July 31, 2005

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

The components of net periodic pension cost for all Group-sponsored defined benefit plans are as follows:

	Year ended July 31,

	UK Plans			Non-UK Plans

	2005 £m	2004 £m	2003 £m	2005 £m	2004 £m	2003 £m

Service cost	12.4	14.2	11.1	5.3	3.2	1.6
Interest cost	26.4	24.2	21.6	8.2	6.1	5.2
Expected return on plan assets	(22.3)	(19.1)	(19.0)	(5.9)	(4.0)	(3.3)
Amortization of unrecognized transition obligation/(asset)	—	(4.2)	(4.0)	—	0.5	0.6
New entrants’ prior service cost	—	—	—	0.5	—	—
Amortization of unrecognized prior service cost	—	—	—	0.4	0.4	0.2
Amortization of unrecognized net loss	12.0	12.0	8.9	0.4	0.8	0.1
Curtailments and settlements	—	—	—	1.1	—	—

Net periodic pension cost	28.5	27.1	18.6	10.0	7.0	4.4

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements (continued)
Year ended July 31, 2005

The following table sets out the benefit obligation and plan assets of the UK pension plan in accordance with US GAAP:

	UK Plan as of July 31,

	2005 £m	2004 £m

Change in benefit obligation:
Benefit obligation at beginning of year	459.5	435.4
Service cost	12.4	14.2
Interest cost	26.4	24.2
Plan participants’ contribution	5.6	5.0
Actuarial loss/(gain)	35.0	(7.2)
Benefits paid	(12.0)	(12.1)

Benefit obligation at end of year	526.9	459.5

Change in plan assets:
Fair value of plan assets at beginning of year	326.3	290.2
Actual return on plan assets	69.1	29.8
Employer contribution	20.0	13.4
Plan participants’ contribution	5.6	5.0
Benefits paid	(12.0)	(12.1)

Fair value of plan assets at end of year	409.0	326.3

Funded status	(117.9)	(133.2)
Unrecognized net actuarial loss	154.2	178.0

Prepaid pension costs	36.3	44.8

Net amount recognized
Amounts recognized in the balance sheet:
Prepaid pension cost	36.3	44.8
Accrued pension cost	(84.3)	(108.0)
Accumulated other comprehensive loss	84.3	108.0

Net amount recognized	36.3	44.8

Estimated future benefit payments
Year ended July 31,
2006		11.5
2007		11.8
2008		12.1
2009		12.5
2010		12.9
Years from August 1, 2010 to July 31, 2015		70.8

The Group expects to contribute £25.4 million to the UK pension plan in the year ending July 31, 2006.

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements (continued)
Year ended July 31, 2005

The following table sets out the benefit obligation and plan assets of the non-UK pension plans in accordance with US GAAP:

	Non-UK Plans as of July 31,

	2005 £m	2004 £m

Change in benefit obligation:
Benefit obligation at beginning of year	127.1	115.1
Change due to remeasurement	2.8	(0.4)
Service cost	5.3	3.2
Interest cost	8.2	6.1
Settlements and curtailments	1.1	—
Member contributions	0.6	1.1
Actuarial loss/(gain)	18.1	(2.0)
Acquisition and reclassification	18.9	18.1
Benefits paid	(10.1)	(4.6)
New entrants’ prior service cost	0.5	0.4
Exchange rate fluctuation	8.7	(9.9)

Benefit obligation at end of year	181.2	127.1

Change in plan assets:
Fair value of plan assets at beginning of year	73.4	49.5
Actual return on plan assets	9.6	7.2
Employer contribution	9.6	6.6
Member contributions	0.6	1.1
Acquisition	16.6	19.3
Benefits paid	(10.1)	(4.6)
Exchange rate fluctuation	5.3	(5.7)

Fair value of plan assets at end of year	105.0	73.4

Funded status	(76.2)	(53.7)
Unrecognized net actuarial loss	19.3	4.8
Unrecognized prior service cost	2.8	2.3

Accrued pension cost	(54.1)	(46.6)

Amounts recognized in the balance sheet consist of:
Prepaid pension cost	2.7	1.5
Accrued pension cost	(69.9)	(53.6)
Intangible asset	1.3	2.3
Accumulated other comprehensive loss	11.8	3.2

Net amount recognized	(54.1)	(46.6)

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements (continued)
Year ended July 31, 2005

Estimated future benefit payments	£m

Year ended July 31,
2006	5.0
2007	5.8
2008	6.9
2009	7.7
2010	9.3
Years from August 1, 2010 to July 31, 2015	47.7

The Group expects to contribute £4.1 million to the non-UK pension plans in the year ending July 31, 2006.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the plans with accumulated benefit obligations in excess of plan assets were £667.1 million, £578.9 million and £474.2 million, respectively as of July 31, 2005 (2004: £567.6 million, £474.7 million and £380.2 million).

The amount included within other comprehensive income for the year ended July 31, 2005 arising from a change in the additional minimum liability recognized is a credit of £17.0 million.

The expected long term rates of return for equities have been determined by reference to government bond rates (minimum risk rates) in the countries in which the plans are based. To reflect the additional risks associated with equities, expected long term rates of return on equities include a risk premium. These risk premiums are long term assumptions and were set after taking actuarial advice and considering the assumptions used by listed companies. The expected long term rates of return for other assets are determined in a similar way, i.e. by using an appropriate risk premium relative to government bonds in the relevant country. For the UK scheme a premium of 3.0% per year as at July 31, 2005 (2004: 2.25%; 2003: 2.25%) was applied to the expected return from government bonds. For the principal overseas schemes in USA, Canada and Switzerland a similar approach was adopted with returns set by reference to long term bond rates after taking actuarial advice.

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

For the United Kingdom pension fund the policy is to invest approximately 85% of the assets in equities, and 15% in other asset classes, principally bonds. The investment strategy is subject to regular review by the scheme trustees in consultation with the Group. For the overseas schemes the investment strategy involves the investment in defined levels of predominantly equities with the remainder of the assets being invested in cash and bonds.

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements (continued)
Year ended July 31, 2005

Assumptions used to determine the pension cost for the defined benefit plans under US GAAP were as follows:

	Year ended July 31,

	UK Plan		Non-UK Plans

	2005	2004	2005	2004

Discount rate	5.00%	5.70%	5.11%	5.68%
Expected return on plan assets	6.90%	6.70%	6.21%	6.63%
Rate of compensation increase	*3.25%	*3.50%	2.50%	3.16%

*
In addition, a promotional salary scale has been added to the salary increase assumption as of July 31, 2005 and July 31, 2004. As of July 31, 2005 this was equivalent to an overall increase of 1.5% per annum.

The Group also sponsors defined contribution pension plans covering employees. Contributions are recognized as paid and amounted to approximately £19.1 million and £16.1 million during the years ended July 31, 2005 and 2004, respectively.

(v)	Deferred taxation

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

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements (continued)
Year ended July 31, 2005

The tax effects of temporary differences that give rise to significant deferred tax assets and liabilities under US GAAP are as follows:

	2005	2004
	£m	£m

Deferred tax assets:
Accounts receivable	11.6	8.2
Inventory	22.5	20.2
Fixed assets	4.1	2.6
Intangible assets	1.0	11.9
Pensions	38.3	33.5
Loss carryforwards	32.7	35.4
Stock options	5.5	8.8
Derivatives	3.3	—
Purchase incentive volume rebates	3.0	—
Leases	6.3	—
Other	6.0	1.1

Total deferred tax assets	134.3	121.7

Deferred tax liabilities:
Inventory	(64.2)	(32.4)
Fixed assets	(31.6)	(24.6)
Goodwill and intangible assets	(86.0)	(44.4)
Purchase volume incentive rebates	(21.5)	(14.3)
Other	(1.9)	(6.0)

Total deferred tax liabilities	(205.2)	(121.7)

	(70.9)	—
Valuation allowance	(27.0)	(29.6)

Net deferred tax liability	(97.9)	(29.6)

Deferred taxes are classified as follows:

	2005	2004
	£m	£m

Current	(41.3)	(11.1)
Non-current	(56.6)	(18.5)

	(97.9)	(29.6)

Recognized deferred tax assets are based upon the expected future utilization of tax loss carry forwards and the reversal of other temporary differences. The tax loss carry forwards do not expire and there are no current restrictions on their utilization. For financial reporting purposes, the Group has recognized a valuation allowance for those benefits for which realization does not meet the “more likely than not” criterion. The valuation allowance has reduced by £2.6 million in the year ended July 31, 2005, as some losses, the realization of which was uncertain, have been utilized in the period. No provision has been made in respect of unremitted foreign earnings because they are intended to be permanently reinvested. It is not practicable to estimate the amount of additional tax that might be payable on these other foreign earnings.

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements (continued)
Year ended July 31, 2005

(vi)	Stock compensation

Wolseley operates seven share option plans: the 1984 Executive Share Option Scheme, the 1989 Executive Share Option Scheme and the Wolseley Share Option Plan 2003 (collectively, the “Executive Option Schemes”); the Wolseley Employees Savings Related Share Option Scheme 1981 and Wolseley Irish Sharesave Scheme 2000 (collectively, the “Employees Savings Option Schemes”); the Wolseley Employee Share Purchase Plan 2001 (the “Employee Share Purchase Plan”); and the Wolseley Employees International Stock Appreciation Plan (the “SAP”).

Under UK GAAP, no compensation expense is required to be recognized for any of these options plans. Under US GAAP, stock based compensation for the Executive Options Schemes, the Employees Saving Option Schemes and the Employee Share Purchase Plan is accounted for based on the fair value of the award on the date of grant following SFAS 123, Accounting for Stock-Based Compensation.

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

	Year ended July 31,
	2005	2005	2004	2004	2003	2003

	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Executive Share Option Schemes	000’s		£000’s		£000’s	£

Outstanding as of August 1	11,061	5.64	8,618	4.68	6,291	4.28
Granted	4,131	9.51	3,598	7.44	2,870	5.43
Exercised, surrendered or expired	(3,383)	4.82	(1,155)	4.06	(543)	3.84

Outstanding as of July 31	11,809	7.22	11,061	5.64	8,618	4.68

Exercisable as of July 31	1,831	4.42	2,389	4.08	1,760	4.39

Weighted average fair value of options granted during the year		3.06		2.29		1.43

Employees Savings Option Schemes and SAP

Outstanding as of August 1	10,708	4.83	11,501	3.79	11,681	3.65
Granted	3,434	9.26	3,759	6.90	3,557	4.28
Exercised	(4,215)	4.85	(3,307)	3.78	(2,210)	3.45
Surrendered or expired	(1,798)	6.24	(1,245)	4.19	(1,527)	4.54

Outstanding as of July 31	8,129	6.38	10,708	4.83	11,501	3.79

Exercisable as of July 31	72	4.12	117	3.46	33	3.43

Weighted average fair value of options granted during the year		2.70		2.61		1.38

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements (continued)
Year ended July 31, 2005

Share options outstanding and exercisable at July 31, 2005 are as follows:

	Options Outstanding			Options Exercisable
Range of exercise prices	Shares 000’s	Weighted Average Remaining Contractual Life Years	Weighted Average Exercise Price £	Shares 000’s	Weighted Average Exercise Price £

£2.51 – £3.50	758	1.7	3.22	282	3.40
£3.51 – £4.50	3,488	0.7	3.88	250	3.95
£4.51 – £5.50	3,991	6.8	5.18	1,347	4.68
£5.51 – £6.50	256	—	5.62	15	5.62
£6.51 – £7.50	3,984	7.2	7.28	9	6.57
£7.51 – £8.50	24	8.9	8.42	—	—
£8.51 – £9.50	7,387	5.4	9.38	—	—
£10.51 – £11.50	50	9.6	11.00	—	—

	19,938	5.0	6.88	1,903	4.41

The principal assumptions made in order to estimate the fair value at the date of grant of options awarded during the year were:

	Executive Share Options			Employee Share Options
	2005	2004	2003	2005	2004	2003

Risk free interest rate	4.72%	5.00%	4.69%	4.60%	4.61%	4.29%
Expected dividend yield	N/A	4.30%	3.90%	N/A	3.82%	3.79%
Expected volatility	40.1%	38.8%	35.3%	40.0%	40.6%	35.3%
Expected life	5.7 years	6 years	5 years	1-7 years	1-7 years	1-7 years

For the year ended July 31, 2005 executive and employee share options were valued on a basis that included estimates of the dividends to be paid during the vesting period of the options. Dividends were assumed to increase at 10% per annum.

The Company has operated a Long Term Incentive Scheme since November 2002. Until 2004 only cash awards were made. Following an amendment to the Scheme in November 2004 awards will normally be made in shares, save where there are material securities or tax law constraints in overseas jurisdictions where the scheme is to be operated, in which case conditional awards in cash would continue to be made. Under UK GAAP, the awards settled in shares are accounted for on the basis of the intrinsic value of the award on the date of grant. Under US GAAP, the awards settled in shares are accounted for on the basis of the fair value of the award on the date of grant. Awards granted under the Long Term Incentive Scheme vest over three years. During the year ended July 31, 2005 awards of 627,735 shares were granted subject to certain market- related conditions. The awards were valued using the Monte Carlo method, with the principal assumptions being an expected dividend yield of 2.29% and an expected volatility of 27.74%, yielding a weighted average fair value of £4.85.

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements (continued)
Year ended July 31, 2005

(vii)	Ordinary dividends

Under UK GAAP, ordinary dividends proposed are provided for in the year in respect of which they are recommended by the board of directors although approval of the final dividend will not take place until the Company’s annual general meeting subsequent to the year-end. Under US GAAP, such dividends are provided for in the year in which they are declared and approved by the board of directors.

(viii) Other adjustments

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

Sale and leaseback accounting

Under UK GAAP, gains on sale and leaseback transactions where the subsequent lease is an operating lease are recognized immediately if the transactions are established at fair value. Differences between the sale price and fair value are generally deferred and amortized over the period for which the assets are expected to be used. Under US GAAP, such gains are deferred and amortized over the term of the lease.

Compensated short-term absences

Under UK GAAP, in line with common practice, the Group generally does not account for holiday pay accruals unless legally obliged to make cash settlement. Under US GAAP the expected cost of compensated short-term absences (e.g. holidays) should be recognized when employees render the service that increases their entitlement.

Capitalized interest

Under UK GAAP, the Group does not capitalize interest on specific or general borrowings to finance the construction or development of certain tangible or intangible fixed assets for internal use. Under US GAAP, this interest is capitalized. The amount of interest capitalized is based on a weighted average method considering the general borrowings outstanding during the period. Capitalized interest is then depreciated as a component of the underlying asset. Interest of £2.4 million has been capitalized in the year ended July 31, 2005 (2004: £0.3 million; 2003: £0.2 million).

Derivative instruments and hedging activities

Under UK GAAP, derivative financial instruments that reduce exposures on anticipated future transactions may be accounted for using hedge accounting. Under US GAAP all derivatives are recorded at fair value. If certain conditions and criteria set out in FAS 133 ‘’Accounting for Derivative Instruments and Hedging Activities” are met, hedge accounting would apply. Wolseley has designated its interest swap contracts as qualifying hedge instruments under US GAAP and as such, these instruments are carried at fair value with valuation adjustments recorded through other comprehensive income. An unrealized loss of £10.8 million (2004: loss of £1.0 million) was recorded in other comprehensive income in respect of the derivatives that did qualify for hedge accounting.

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements (continued)
Year ended July 31, 2005

(ix)	Presentation of earnings per share

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

		Year ended July 31,
		2005	2004	2003
	Note	£m	£m	£m

Net cash flow from operating activities	26	763.6	325.2	607.7
Interest paid	27	(55.1)	(45.5)	(39.7)
Interest received	27	26.1	32.3	15.1
Interest element of finance lease	27	(1.1)	(0.2)	(0.2)
Tax paid		(150.7)	(128.1)	(108.1)

Net cash from operating activities under US GAAP		582.8	183.7	474.8

Capital expenditure	27	(165.0)	(135.6)	(108.2)
Financial investment	27	1.6	0.1	2.9
Acquisitions	24	(405.5)	(123.5)	(507.2)
Disposals	25	4.5	—	3.0

Net cash from investing activities under US GAAP		(564.4)	(259.0)	(609.5)

Issue of ordinary share capital	27	32.7	17.0	9.4
Purchase of shares by Employee Benefit Trusts	27	(18.6)	—	—
Debt due after one year	27	176.0	97.9	307.8
Finance leases	27	(4.9)	(3.0)	(2.4)
Overdrafts	28	8.1	229.0	(53.0)
Dividends paid		(145.4)	(136.0)	(113.0)

Net cash from financing activities under US GAAP		47.9	204.9	148.8
Effect of exchange rates on cash	28	23.5	(54.2)	(3.1)

Net increase in cash and cash equivalents		89.8	75.4	11.0
Cash and cash equivalents at August 1		291.3	215.9	204.9

Cash and cash equivalents at July 31		381.1	291.3	215.9

Cash and cash equivalents:
Cash at bank and in hand		370.9	260.1	215.9
Money market and other deposits		10.2	31.2	—

		381.1	291.3	215.9

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements (continued)
Year ended July 31, 2005

Revenue recognition

Revenue is the amount receivable for the provision of goods and services falling within the Group’s ordinary activities, excluding intra-group sales, estimated and actual sales returns, trade and early settlement discounts, value added tax and similar sales taxes.

Revenue from the provision of goods is recognised when the risks and rewards of ownership of goods have been transferred to the customer. The risks and rewards of ownership of goods are deemed to have been transferred when the goods are shipped to, or are picked up by, the customer.

Revenue from services, other than those that arise from construction service contracts (see below), are recognized when the service provided to the customer has been completed.

Revenue in respect of construction service contracts, where the Group is providing framing lumber installation services to residential property companies, is recognised using the percentage of completion method, with the percentage complete being determined by comparing the percentage of costs incurred to date with the estimated total cost of the contract. Losses on these contracts, if any, are recognized in the period when such losses become probable and can be reasonably estimated.

Revenue from the provision of goods and all services is only recognised when the amounts to be recognized are fixed or determinable and collectibility is reasonably assured.

Inventory

Inventories are valued at the lower of cost and net realizable value. Cost is calculated on a first in, first out basis. Net realizable value is the estimated market value less selling costs.

Allowance for doubtful accounts

The Group maintains allowances for doubtful accounts, which are included in debtors in the accompanying consolidated balance sheets. Allowances for doubtful accounts amounted to £31.7 million and £42.3 million at July 31, 2005 and 2004, respectively. Bad debt expenses of £8.1 million and £25.9 million were charged during the years ended July 31, 2005 and 2004, respectively.

Total assets and total liabilities

US GAAP requires that total assets and total liabilities be disclosed. Total assets and total liabilities under UK GAAP are shown below.

	2005	2004
	£m	£m

Total assets	6,415.9	5,336.4

Total liabilities	4,109.0	3,434.5

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

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements (continued)
Year ended July 31, 2005

Some of the areas where estimation is significant are as follows:

•	Allowance for doubtful accounts

Wolseley evaluates the collectibility of accounts receivable based on a range of factors including the age of the receivable, the creditworthiness of the customer and historic experience of credit losses. While Wolseley has a large geographically dispersed customer base, a slowdown in the markets in which Wolseley operates may result in higher than expected uncollectible amounts and therefore higher (or lower) than anticipated charges for irrecoverable receivables.

	2005	2004
	£m	£m

At August 1	42.3	46.2
Charged	8.1	25.9
Utilized and released to income statement	(20.2)	(26.5)
Currency translation adjustment	1.5	(3.3)

At July 31	31.7	42.3

•	Inventories

For financial reporting purposes Wolseley evaluates its inventory to ensure it is carried at the lower of cost or net realizable value. Provision is made against slow moving, obsolete and damaged inventories. To the extent that future events impact the saleability of inventory these provisions could vary significantly.

	2005	2004
	£m	£m

At August 1	83.6	80.8
Charged to income	10.9	5.1
Currency translation adjustment	4.2	(2.3)

At July 31	98.7	83.6

•	Impairment of long-lived assets

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

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements (continued)
Year ended July 31, 2005

For US GAAP purposes, following the adoption of SFAS 142 “Goodwill and Intangible Assets” on August 1,2002, all pre-existing goodwill and indefinite-lived intangible assets are no longer subject to amortization but are reviewed annually for impairment. The Group completed the required impairment tests during 2005 which indicated no charge was required.

Where there is evidence of a potential impairment to the carrying value of tangible fixed assets, impairment is assessed on the basis of the anticipated undiscounted future cash flow from the relevant assets. If the net present value of estimated cash flows is lower than the carrying value of the asset, an impairment loss is recognized. Wolseley has not experienced any impairments during the periods presented in the consolidated financial statements.

•	Self-insured insurance

Wolseley operates a captive insurance company, Wolseley Insurance Limited, which is registered and operational in the Isle of Man. The company provides reinsurance exclusively to certain companies within the Wolseley Group. Provision is made based on actuarial assessment of the liabilities arising from the insurance coverage provided. To the extent that actual claims differ from that projected the provisions could vary significantly. As of July 31, 2005, the provision for claims arising from this insurance was £35.0 million (2004: £33.4 million).

•	Consideration received from vendors

At the beginning of each calendar year, Wolseley enters into agreements with many of its vendors providing for inventory purchase rebates primarily upon achievement of specified volume purchasing levels. For certain agreements the rebate rises as a proportion of purchases as higher quantities or values of purchases are made. Wolseley accrues the receipt of vendor rebates as part of its cost of sales for products sold, taking into consideration cumulative purchases of inventory to date and projected purchases through the end of the qualifying period. Rebates are accrued for each reporting period with an extensive reassessment of the rebates carried being performed at the end of the fiscal year and half way through the fiscal year. While Wolseley believes it will continue to receive consideration from vendors in fiscal year 2006 and thereafter, there can be no assurance that vendors will continue to provide comparable amounts of vendor rebates in the future.

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

•	Pensions and other post retirement benefits

Wolseley operates defined benefit pension schemes in the United Kingdom, and in a number of overseas locations, that are accounted for, under both UK and US GAAP, using methods that rely on actuarial assumptions to estimate costs and liabilities for inclusion in the financial statements. These actuarial assumptions include discount rates, assumed rates of return, salary increases, employee turnover rates and mortality rates.

Wolseley reviews its actuarial assumptions on a regular basis, annually for US GAAP and triennially for UK GAAP in accordance with SSAP 24 “Accounting for pension costs”, and makes modifications to them when it is deemed appropriate to do so. While management believes that the actuarial assumptions are appropriate, any significant changes to those used would affect the balance sheet and profit and loss account under both UK and US GAAP, and result in an increase in the profit and loss account charge in relation to

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements (continued)
Year ended July 31, 2005

pensions and other post retirement benefits in future years, and, as a consequence, could have an impact on the asset or liability held in the balance sheet, under both UK and US GAAP.

Under UK GAAP, the cost of providing pension benefits is expensed over the average expected service lives of eligible employees in accordance with the provisions of SSAP 24. Changes to actuarial assumptions do not necessarily give rise to different operating results as the regular cost represents a reasonably stable percentage of pensionable payroll and variations from the regular pension cost arising from, for example, experience deficiencies or surpluses, are charged or credited to the profit and loss account over the expected average remaining service lives of current employees in the schemes. The UK GAAP pension expense in 2005 was £42.9 million (2004: £35.4 million, 2002 £28.4 million).

Under US GAAP, the annual pension charge comprises the estimated cost of benefits accruing in the period as determined in accordance with SFAS 87, “Employers’ Accounting for Pensions”. SFAS 87 requires the use of the projected unit credit actuarial method for determining defined benefit pension costs and provides for the deferral of actuarial gains and losses (in excess of a specified corridor) that result from changes in assumptions or actual experience. Our US GAAP pension expense in 2005 was £57.5 million (2004: £50.2 million, 2002: £34.5 million).

Acquisitions

During the years ended July 31, 2005, 2004 and 2003, the Group acquired several companies. These acquisitions are discussed in Note 23. The results of operations of these acquired businesses have been included in the accompanying Consolidated Financial Statements from their relative dates of acquisition. Acquisitions completed during fiscal 2005 resulted in goodwill of £130.9 million and intangible assets totalling £104.5 million. Intangible assets are comprised of non-contractual customer relationships, covenants not to compete, trademarks, customer contracts and supply and distribution agreements.

These goodwill and intangible assets have been allocated to the Group’s operating segments as follows: European Distribution: £44.3 million goodwill, £23.7 million intangible assets; North American Plumbing and Heating Distribution: £29.0 million goodwill, £15.6 million intangible assets; US Building Materials Distribution: £57.6 million goodwill, £65.2 million intangible assets. None of the goodwill has been assumed deductible for tax purposes.

The aggregate amount assigned to intangible assets of £104.5 million can be analyzed by class and weighted average period of amortization as follows:

Class	Amount	Weighted average amortization period
	£m	Years

Non-contractual customer relationships	84.6	10.3
Trademarks	14.9	9.4
Non-compete agreements	3.7	4.8
Other	1.3	3.8

	104.5	9.8

The fair values ascribed to the acquisitions in 2005 are preliminary and will be finalized in the year following acquisition.

No amortization has been recognized in respect of goodwill arising on acquisitions completed during fiscal 2005.

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements (continued)
Year ended July 31, 2005

Intangible assets are being amortized over their useful lives which range from one to twenty-five years. Amortization recognized during 2005 in respect of these intangibles was £11.1 million.

Pro forma information (unaudited)

The following unaudited pro forma information presents the results of operations of the Group under UK GAAP as if the fiscal 2005 acquisitions had occurred on August 1, 2003 and the fiscal 2004 and 2003 acquisitions had occurred on August 1, 2002:

	Year ended July 31,
	2005		2004		2003
	(unaudited	)	(unaudited	)	(unaudited	)

Sales (£m)	11,724.9		11,061.0		9,547.3
Net income (£m)	469.8		405.6		330.7
Basic earnings per share	80.00p		69.61p		57.10p
Diluted earnings per share	79.16p		68.81p		56.65p

The unaudited pro forma information has been prepared for comparative purposes only and includes certain adjustments, such as amortization expense and interest expense related to the acquisitions. The pro forma results do not necessarily represent the results of operations that would have occurred if the acquisitions had been effective at the beginning of fiscal 2004 and 2003, nor are they necessarily indicative of future results.

Operating profit

The following table reconciles operating profit under UK GAAP to US GAAP:

	Year ended July 31,
	2005	2004	2003
	£m	£m	£m

Operating profit under UK GAAP	677.4	580.2	443.0
US GAAP adjustments, excluding capitalized interest and taxes	(38.4)	(3.1)	8.8

Operating profit under US GAAP	639.0	577.1	451.8

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements (continued)
Year ended July 31, 2005

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

	Year ended July 31,
	2005	2004	2003
	£m	£m	£m

Revenues	11,257.7	10,128.1	8,221.0
Cost of goods sold	(8,175.2)	(7,337.2)	(5,993.6)

Gross profit	3,082.5	2,790.9	2,227.4
Selling, general and administrative expenses and other expenses	(2,405.1)	(2,210.7)	(1,781.4)

Income from operations	677.4	580.2	443.0
Finance costs	(29.6)	(21.1)	(17.0)

Income before income taxes	647.8	559.1	426.0
Income taxes	(186.6)	(162.1)	(127.6)

Net income	461.2	397.0	298.4

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

	2005	2004	2003
	%	%	%

Corporation tax at UK statutory rate	30.0	30.0	30.0
Foreign tax rate differences	2.8	4.0	4.0
Permanent differences	(3.1)	(5.0)	(3.7)
Other	(0.9)	—	(0.3)

Effective tax rate	28.8	29.0	30.0

The taxation effects of US GAAP adjustments comprised £19.2 million credited to net income and £2.1 million charged to other comprehensive income.

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements (continued)
Year ended July 31, 2005

Debt

US GAAP requires disclosure of the maturity of long-term debt in each of the five years following the end of the financial year. The following is a summary of the Group’s debt maturity as of July 31, 2005:

Due in the year ending July 31:	£m

2006	440.9
2007	524.2
2008	362.8
2009	109.0
2010	69.0
Thereafter	23.5

Total	1,529.4

The weighted average interest paid on debt was as follows:

	Year ended July 31,
	2005	2004
	%	%

US Industrial Revenue Bonds	1.96	1.96
Revolving credit facility	2.55	1.53
Term loans	6.00	2.77

The Group has given certain covenants to banks in connection with credit facilities totaling £1,632 million. They relate mainly to maintaining a level of tangible net worth, total borrowings and interest cover. The Group was in compliance with all such covenants as of July 31, 2005.

Fixed assets

Additions to fixed assets have been allocated to the Group’s operating segments as follows: European Distribution, £133.5 million, North American Plumbing and Heating Distribution, £103.5 million; US Building Materials, £28.6 million.

Back to Contents

WOLSELEY plc

Notes to the consolidated financial statements (continued)
Year ended July 31, 2005

Capital and operating lease commitments

The Group leases property, buildings and plant, machinery and equipment under capital and operating lease agreements, which are subject to various renewal options and escalation clauses. The following is a summary as of July 31, 2005 of the future minimum lease payments under these agreements:

	Capital	Operating
	leases	leases
Year ending July 31:	£m	£m

2006	5.1	153.9
2007	10.1	130.8
2008	4.7	108.6
2009	4.4	90.6
2010	5.1	77.3
Thereafter	24.7	340.2

Total minimum lease payments	54.1	901.4

Less interest element	(6.4)

Present value of net minimum lease payments	47.7

Back to Contents

WOLSELEY plc

Principal Subsidiaries

Name	Country of Incorporation or Registration

Ferguson Enterprises Inc.	United States
Stock Building Supply Holding, Inc.	United States
Wolseley UK Limited	United Kingdom
Brossette SA	France
Wolseley Canada Inc.	Canada
Wolseley Industrial Products Group Inc.	Canada
Wolseley Austria AG	Austria
Wolseley Czech Republic spol. s.r.o. (formerly Cesaro spol. s.r.o.)	Czech Republic
Wolseley Hungária KFT (formerly Mart KFT)	Hungary
Manzardo SpA	Italy
Comptoir des Fers et Métaux SA	Luxembourg
Heatmerchants Ltd	Republic of Ireland
Brooks Group Limited	Republic of Ireland
Electro-Oil International AS	Denmark
Wasco Holding BV	The Netherlands
PB & M SA	France
Wolseley (Schweiz) AG	Switzerland

Principal subsidiaries are all wholly owned and operate mainly in the countries of incorporation or registration as stated above.

Acquisitions completed during the year

Country of
Name	Date	Incorporation

Brooks Group Limited	August 2004	Ireland
Klöckner Stahl und Metall GmbH	August 2004	Austria
Rouquette Matériaux SAS	September 2004	France
Socatra	September 2004	France
Cline Contract Sales	September 2004	USA
Béton Manufacturé de Lagny SA	November 2004	France
Clark Group, Inc.	November 2004	USA
TAPS Wholesale Bath Centre, Inc.	November 2004	Canada
Parnell – Martin Management LLC	December 2004	USA
R Supply Company	December 2004	USA
Iser Zauli Srl	January 2005	Italy
Duval Matériaux de Construction SA	January 2005	France
J. D. Daddario Co., Inc.	January 2005	USA
Mecko Supply Co., Inc.	February 2005	USA
Gator Lumber Company	March 2005	USA
Full Service Supply, Inc.	April 2005	USA
Davidson Industries, Inc.	April 2005	USA
Niklaus Energie- und Gebäudetechnik AG	April 2005	Switzerland
J.C. Baldridge Lumber Company, NSL	April 2005	USA
Dispotherm Sarl	May 2005	France
Etablissement Serge Barral	May 2005	France
Adams Building Materials, Inc.	May 2005	USA
United Supply & Distributing, Inc.	May 2005	USA
Webb Distributors, Inc.	June 2005	USA
Vegas General Construction Co.	July 2005	USA
East Haven Builders Supply, Inc.	July 2005	USA