Form 20-F
WOLSELEY PLC
filed 2006-11-30
CIK 1139313

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED JULY 31, 2006

OR

   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-15186

WOLSELEY plc
(Exact Name of Registrant as Specified in its Charter)

England and Wales
(Jurisdiction of Incorporation or Organization)
Parkview 1220
Arlington Business Park
Theale, Reading, Berkshire, RG7 4GA, United Kingdom
(Address of Principal Executive Offices)

Securities Registered or to be Registered Pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange
American Depositary Shares, evidenced by American Depositary Receipts, each representing one (1) Ordinary Share	New York Stock Exchange

Ordinary Shares of 25p each*	New York Stock Exchange

• *	•	Listed, not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities Registered or to be Registered Pursuant to Section 12(g) of the Act:
None

Securities for Which There is a Reporting Obligation Pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of July 31, 2006.

Ordinary Shares of 25p each               597,696,216*

• *	•	Includes American Depositary Shares representing Ordinary Shares.

Indicate by checkmark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

  YES                NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

  Large Accelerated filer       Accelerated filer       Non-accelerated filer

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

The consolidated financial statements of Wolseley appearing in this Annual Report (the “Consolidated Financial Statements”) are presented in pounds sterling and are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (“EU”) (“IFRS”). There are no material differences between IFRS as adopted by the EU and complied with in the preparation of these accounts and IFRS as published by the IASB, for the Group. The 2006 financial statements are the Group’s first consolidated financial statements prepared under IFRS, with a transition date of August 1, 2005. Consequently, the comparative figures for fiscal year 2004 and the Group’s balance sheet as at August 1, 2005 have been restated to comply with IFRS. IFRS differs in certain respects from accounting principles generally accepted in the United States (“US”) (“US GAAP”). The significant differences between IFRS and US GAAP relevant to Wolseley are identified beginning on page F-57 of the Consolidated Financial Statements.

This Annual Report contains amounts in British pounds sterling (“£”) or pence (“p”) (1p is equivalent to 1/ 100 of £1). For information on exchange rates between British pounds sterling and US dollars (“US dollars” or “$”) or cents (“¢”), see “Item 3 – Key Information – British Pounds Sterling Exchange Rate Information”.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This Annual Report contains forward looking statements. The Company desires to take advantage of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995 and is including this statement for the express purpose of availing itself of the protections of the safe harbor with respect to all forward looking statements. Several important factors, in addition to the specific factors discussed in connection with such forward looking statements individually, could affect Wolseley’s future results and could cause those results to differ materially from those expressed in the forward-looking statements contained in this Annual Report. These forward looking statements may generally, but not always, be identified by the use of words such as “will”, “expects”, “is expected to”, “should”, “may”, “is likely to”, “intends”, “believes” or similar expressions. Statements, other than statements of historical fact, included in this Annual Report including, without limitation, the statements under “Key Information”, “Information on the Group”, “Operating and Financial Review and Prospects” and “Quantitative and Qualitative Disclosures about Market Risk” are, or may be deemed to be, forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended (the “Exchange Act”). By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will o ccur in the future and are outside Wolseley’s control.

Important factors that could cause actual results to differ materially from those discussed in such forward looking statements include, but are not limited to, changes in economic conditions, including in particular the general strength or weakness of the plumbing and heating and building materials industries in North America and Europe, in both the private (residential and commercial) and public sectors; risks related to Wolseley’s growth strategy; fluctuations in product pricing; Wolseley’s ability to manage its growth; actions of competitors; risks related to Wolseley’s international operations; risks related to litigation in the jurisdictions in which Wolseley operates; Wolseley’s ability to identify and successfully integrate acquisitions and realize synergies from acquired companies; Wolseley’s ability to finance acquisitions; changes in government regulations in countries in which Wolseley has operations; Wolseley’s ability to retain and attract personnel; continued development of e-business distribution alternatives; changes in exchange rates and other factors discussed elsewhere in this Annual Report, in particular under “Item 3 – Key Information – Risk Factors Relating to Wolseley’s Industry and Business” (all such factors, and cautionary statements with respect thereto, collectively, “Cautionary Statements”). All subsequent written and oral forward-looking statements attributable to Wolseley or persons acting on behalf of Wolseley are expressly qualified in their entirety by such Cautionary Statements. In addition to factors set forth elsewhere in this Annual Report, the factors set forth above are important factors, although not exhaustive, that may cause actual results and developments to differ materially from those expressed or implied by these forward looking statements.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

For the year ended July 31, 2006, the Group is required to prepare its audited annual consolidated financial statements in accordance with IFRS, as adopted by the EU and those parts of the UK Companies Act 1985 applicable to companies reporting under IFRS.

Previously the Group prepared its audited annual financial statements under UK generally accepted accounting principles (UK GAAP). The financial statements for the 2005 financial year have therefore been restated as part of the first-time adoption of IFRS. As allowed by the SEC rules in relation to first-time adoption of IFRS, only two years of comparative IFRS financial statements are presented in this Annual Report. The policies set out on pages F-6 to F-12 of this Annual Report have been applied consistently to the 2006 and 2005 financial years. The selected financial data on page 5 of this Annual Report are shown in accordance with IFRS for 2006 and 2005. IFRS differs in certain respects from accounting principles generally accepted in the United States. The material differences between IFRS and US GAAP relevant to the Group are explained on pages F-57 to F-71 of this report.

Back to Contents
	Year Ended July 31,

	2006		2005
	£m		£m

	(Amounts in millions,
	except per share amounts)
Amounts in accordance with IFRS Consolidated Income Statement
Revenue	14,158		11,256
Operating profit	834		702
Profit on ordinary activities before finance expense	834		702
Net finance expense	(65)		(37)
Profit on ordinary activities before tax	769		665
Taxation	(232)		(186)
Profit on ordinary activities after tax	537		479
Basic earnings per share	90.77	p	81.61	p
Diluted earnings per share	90.02	p	80.75	p
Dividends declared, net per share	29.40	p	26.40	p
Other Data
Amortization of acquired intangibles	(48)		(6)
Consolidated Balance Sheet Data
Total assets (fixed assets plus current assets)	8,078		6,499
Net assets	2,592		2,301
Share capital	149		148
Number of shares in issue at period end	598		592

Back to Contents
	2006	2005	2004	2003	2002
	£m	£m	£m	£m	£m

Amounts in accordance with US GAAP(1) (2)
Revenue	14,158	11,258	10,128	8,221	7,968
Operating profit	783	639	577	452	401
Net income	510	444	404	311	244
Basic earnings per share	86.21p	75.61p	69.33p	53.64p	42.26p
Diluted earnings per share	85.42p	74.94p	68.53p	53.21p	41.84p
Total assets	8,357	6,760	5,645	5,141	4,101
Shareholders’ funds	2,869	2,613	2,200	2,047	1,852
Declared dividends per share	29.40p	26.40p	23.80p	21.20p	18.90p
Share capital	149	148	146	145	144
Shares in issue at period end (millions)	598	592	585	581	578

(1)	See Note 44 of the Consolidated Financial Statements for a description of significant differences between IFRS and US GAAP relevant to the Group.
(2)	Following the adoption of the new US accounting standards for business combinations and goodwill, goodwill on acquisitions completed since July 1, 2001 has not been amortized under US GAAP. Goodwill amortization included in the determination of net income under US GAAP in the years ended July 31, 2002 and 2001 was £46.0 million and £3.3 million, respectively. From August 1, 2002, goodwill has ceased to be amortized under US GAAP.

Back to Contents

British Pounds Sterling Exchange Rate Information

The following tables set forth, for the months indicated, the high and low exchange rates and for the years indicated the average exchange rate between British pounds sterling and US dollars based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on the date of the information so translated (expressed in US dollars per pound sterling). These rates are provided solely for the reader’s convenience and are not necessarily the exchange rates (if any) used by the Company in the preparation of the Consolidated Financial Statements included elsewhere in this Annual Report.

	US Dollars per British
	Pounds Sterling
	Exchange Rate

Month	High	Low

February 2006	1.7807	1.7343
March 2006	1.7567	1.7256
April 2006	1.8220	1.7389
May 2006	1.8911	1.8286
June 2006	1.8817	1.8108
July 2006	1.8685	1.8203
August 2006	1.9102	1.8711
September 2006	1.9050	1.8630
October 2006	1.9084	1.8548

US Dollars per British Pounds
Sterling Average of the Noon
Buying Rate on the Last Business
Company fiscal year ended July 31,	Day of Each Full Month

2002	1.4594
2003	1.5915
2004	1.7590
2005	1.8547
2006	1.7899

On October 31, 2006, the most recent practicable date for this Annual Report, the Noon Buying Rate was $1.9084 = £1.00 (consequently, $1.00 = £0.52 at this rate).

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

Back to Contents

Wolseley is subject to inherent risks of the commercial and residential construction and building materials industries.

Many of Wolseley’s products are distributed to professional contractors in connection with commercial, industrial and residential construction projects. The level of activity in residential construction markets depends on many factors Wolseley cannot control. These include general economic conditions, mortgage and other interest rates, the extent of unsold new housing inventory, inflation, unemployment, demographic trends, gross domestic product growth, the price of oil and other commodities notably lumber, and consumer confidence in each of the countries and markets in which Wolseley operates. Historically, both new housing starts and residential remodeling decrease in slow economic periods. The level of activity in the commercial and industrial construction market depends largely on vacancy rates, commercial investment and general economic conditions. Because residential and commercial and industrial construction markets are sensitive to changes in the economy, downturns (or lack of substantial improvement) in the economy in any of Wolseley’s geographic markets could adversely affect Wolseley’s business, financial condition and results of operations. The US building materials business is particularly dependent upon the new residential housing market, which may be adversely affected by significant rises in interest rates and unemployment and by the extent of unsold new housing inventory. Such factors could also have an adverse impact on loss ratios in Wolseley’s construction loan lending program. The new residential housing market in the US, which in fiscal year 2006 accounted for approximately 30% of Wolseley’s revenue and on which the US building materials business is particularly dependent, has seen a substantial recent decline in activity with housing starts reported on an annualized basis by the US Census bureau falling by 21.8% to 1.772 million in September 2006 from 2.265 million in January 2006. To the extent recovery from these soft market conditions does not materialize or otherwise takes place over an extended period of time, Wolseley’s business, financial condition and results of operations may be adversely affected. In addition, the commercial and residential construction and building materials industries may be affected by weather conditions. Because of these factors, there may be fluctuations in Wolseley’s operating results, and the results for any period may not be indicative of results for any future period.

There are risks related to Wolseley’s operating and growth strategies.

A key element of Wolseley’s strategy is to increase the profitability and revenues of its existing businesses as well as that of the businesses it acquires. Although Wolseley has been implementing this strategy over the past several years, it cannot provide assurances that it will continue to be able to do so successfully. There are risks related to Wolseley’s ability to grow its businesses organically, such as those set forth below, and it may not be possible for Wolseley to complete the number of acquisitions at the same rate that it has done so in the past. Another key component of Wolseley’s strategy is to operate its businesses on a basis where local management is responsible for day-to-day operations, profitability and the organic growth of the individual businesses. Local management is overseen by European and North American continental management teams. As a result, Wolseley’s overall profitability could be adversely affected if it is unable to maintain the efficiencies of operating in this manner.

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

Back to Contents

Many of the factors affecting Wolseley’s ability to generate organic growth may be beyond its control. Wolseley cannot be sure that its strategies will be successful or that it will be able to generate enough cash flow from operations to fund its operations and support these strategies. This could materially and adversely affect its business, financial condition and results of operations.

Fluctuating product prices and unexpected product shortages may impair Wolseley’s operating results.

The market price and availability of lumber, gypsum, steel, aluminum, copper, nickel alloys, plastic and other products (or commodities used in such products) distributed by Wolseley can fluctuate quickly and significantly. These fluctuations may adversely affect Wolseley’s results of operations. For example, the monthly average price for framing lumber, a significant product for Wolseley’s US Building Materials business, at September 2006 was $292 per thousand board feet, compared to $396 for September 2005, a decline of 26.3%. Lower lumber prices have the effect of reducing sales and profitability in the period affected. For additional information on the effect of lumber prices, see “Item 4 – Information on the Group – Business Overview – Raw Materials and Commodities”. In another example Ferguson Enterprises, Inc., the US part of the North American Plumbing and Heating business, saw significant price inflation in copper during the second half of the 2006 fiscal year. Although in recent years, Wolseley has generally been able to pass raw material price increases on to its customers, there can be no assurance that it will be able to do so in the future, and even if Wolseley is ultimately able to pass on such price increases, delays in doing so may adversely affect results of operations in those periods.

Wolseley distributes plumbing and heating materials and building supplies, including lumber, from a wide variety of manufacturers and suppliers. No one supplier or manufacturer accounted for more than 5% of the Group’s total material and supply purchases during the 2006 fiscal year. Nevertheless, Wolseley may still experience shortages as a result of unexpected demand or production difficulties. If Wolseley is unable to obtain sufficient products from manufacturers and suppliers, there could be a short-term material adverse effect on the Group’s business.

Wolseley’s business growth could outpace the capability of its management and systems.

Wolseley expects to grow both organically and through acquisitions. Wolseley expects to expend significant time and effort in evaluating, completing and integrating acquisitions, opening new facilities and pursuing organic growth opportunities. Further expenditure was incurred during the 2006 fiscal year in the Group’s infrastructure, logistics, systems and human resources. However, Wolseley cannot be certain that its existing systems, including supply chain and logistics, will be adequate to support its expanding operations and acquisitions without the need to spend additional resources to extend capacity and upgrade as necessary. Significant future growth also will impose substantial additional responsibilities on Wolseley’s senior management and executive officers. Wolseley’s success and ability to undertake new and concurrent business change initiatives will therefore depend on recruiting new, and retaining existing, senior level managers and officers and the successful implementation of infrastructure, logistics and system changes. To the extent Wolseley cannot accomplish these matters, its business, financial condition and results of operations could be materially and adversely affected.

Wolseley may lose business to competitors and otherwise be unable to compete favorably in its industries.

The plumbing and heating and building materials industries in most of the countries in which Wolseley operates are fragmented. The principal competitive factors are availability of materials and supplies, pricing of products, customer service, availability of credit, technical product knowledge with respect to application and usage, and advisory and other service capabilities. Wolseley’s competition varies by product line, type of customer and geographic market. Wolseley competes with many local, regional, and, in several markets and product categories, other national distributors including specialist subsidiaries of large home center chains such as The Home Depot and product manufacturers. Wolseley, to a more limited extent, also competes with the large home center chains, such as The Home Depot and Lowe’s in the US and B&Q in the UK, for business from professional contractors. Wolseley cannot be sure that competition from such large home center chains or consolidation in an otherwise fragmented market will not, in the future, include greater competition for the business of professional contractors. Several of the companies that compete with Wolseley may have substantially greater financial and other resources. No assurance can be given that Wolseley will be able to respond effectively to such competitive pressures. Increased competition by existing and future competitors could result in reductions in sales, prices, volumes and gross margins that could materially adversely affect Wolseley’s business, financial condition and results of operations. Furthermore, Wolseley’s success will depend, in part, on its ability to gain market share from competitors.

Back to Contents

Wolseley is subject to risks related to its international operations.

Wolseley has its principal operations in the US, Canada and Europe and plans to continue to expand in each area. Accordingly, Wolseley is subject to specific risks of conducting business in these geographic regions. For example:

–	At July 31, 2006, Wolseley had operations in 19 countries, and the Group currently operates in 27 countries following the acquisition of DT Group on September 25, 2006 and Woodcote - stavebni materialy a.s. on October 31, 2006;

–	Wolseley may have difficulty managing and administering an internationally dispersed business. In particular, the management of Wolseley’s personnel across these countries can present logistical and management challenges. Additionally, international operations present challenges related to operating under different business cultures, laws and languages;

–	fluctuations in currency exchange rates may negatively affect Wolseley’s operating results and its financial position;

–	economic, social or political instability in some international markets may adversely affect Wolseley’s businesses in those regions;

–	Wolseley may have to comply with unexpected changes in foreign laws and regulatory requirements;

–	export controls or other regulatory restrictions could prevent Wolseley from sourcing and shipping its products into and from some markets;

–	Wolseley may not be able to protect adequately its trademarks and other intellectual property overseas due to uncertainty of laws and enforcement in a number of countries relating to the protection of intellectual property rights;

–	changes in tax regulation and international tax treaties could adversely affect the level of taxation paid by Wolseley; and

–	Wolseley may have difficulty sourcing on a multinational basis products of a sufficiently good quality and specification to be supplied to all Group companies.

Wolseley’s success may be limited by its inability to identify and successfully integrate acquisitions.

Wolseley intends to continue to grow by acquiring additional plumbing and heating, building materials and construction materials distribution businesses. Competition for these acquisitions may limit the number of acquisitions and lead to higher acquisition prices. There can be no assurance that Wolseley will be able to identify, acquire or manage profitably additional businesses or to successfully integrate any acquired businesses into Wolseley without substantial costs, delays or other operational or financial problems. Acquisitions also involve a number of special risks, including possible lower margins, failure to achieve expected results, diversion of management’s attention, failure to retain key personnel of the acquired business, the risks inherent in the systems of the acquired business and risks associated with unanticipated events or liabilities, any of which could have a material adverse effect on Wolseley’s business, financial condition and results of operations.

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

Wolseley’s operations are affected by various statutes, regulations and laws in the countries and markets in which it operates. While Wolseley is not engaged in a “regulated” industry, it is subject to various laws applicable to businesses generally, including laws affecting land usage, zoning, the environment (including laws and regulations affecting the supply of lumber), health and safety, transportation, labor and employment practices (including pensions), competition and other matters. Additionally, building codes may affect the products Wolseley’s customers are allowed to use, and consequently, changes in building codes may affect the saleability of Wolseley products. Wolseley cannot provide assurance that it will not incur material costs or liabilities in connection with regulatory requirements.

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

The international nature of Wolseley’s operations increases its exposure to the potential for litigation from third parties. In the US, the risk of litigation is generally higher than that in Europe in such areas as workers’ compensation, general employer liability and environmental and asbestos litigation.

In the case of asbestos litigation, Wolseley employs independent professional advisors to actuarially assess the potential gross liability. Their work, which results in a range of high, likely and low estimates, necessitates the application of a number of assumptions relating to claims development and the cost of settling such claims over the maximum anticipated remaining lifetime of the potential litigants, which is approximately 50 years. Whilst actual experience is reviewed against the assumptions each year and the liability is adjusted in the financial statements, there can be no assurance that these assumptions will prove correct over the long term.

Wolseley has insurance which significantly exceeds the current estimated liability relating to asbestos claims. Based on current estimates, no profit or cash flow impact is therefore expected to arise in the foreseeable future. However, there can be no assurance that these assumptions will prove correct. In accordance with IFRS, Wolseley has recognized as at July 31, 2006 a discounted liability of £31 million in respect of asbestos litigation. The liability of £31 million represents the most likely outcome of a range of high, likely and low estimates determined by the independent professional advisors employed by Wolseley. An equal receivable amount of £31 million is shown in other receivables reflecting the discounted sum recoverable from insurers in respect of this liability.

Factors which could cause actual results to differ from these estimates and expectations include: (i) adverse trends in the ultimate number of asbestos claims filed against any of Wolseley’s subsidiaries; (ii) increases in the cost of resolving current and future asbestos claims as a result of adverse trends relating to settlement costs, dismissal rates, legal fees and/or judgment sizes; (iii) decreases in the amount of insurance available to cover asbestos claims as a result of adverse changes in the interpretation of insurance policies or the insolvency of insurers; (iv) the emergence of new trends or legal theories that enlarge the scope of potential claimants; (v) the impact of bankruptcies of other companies whose share of liability may be imposed on Wolseley’s subsidiaries under state or national liability laws; (vi) the unpredictable aspects of the litigation process; (vii) adverse changes in the mix of asbestos-related diseases with respect to which asbestos claims are made against Wolseley’s subsidiaries; (viii) potential legislative changes; and (ix) changes in the discount rate used to determine the discounted liability.

The departure of key personnel could disrupt Wolseley’s business.

Wolseley depends on the efforts of its executive officers, including the senior management of all its businesses, including those recently acquired, to run its businesses and to implement business change initiatives. It customarily negotiates employment agreements and agreements not to compete with key personnel of companies it acquires in order to maintain key customer relationships and manage the transition of the acquired business. The loss of key personnel, or the inability to hire and retain qualified replacements, could adversely affect Wolseley’s business, financial condition and results of operations.

<<<<

Back to Contents

Wolseley may be unable to attract and retain qualified employees.

Wolseley’s ability to provide high-quality products and services on a timely basis requires an adequate number of qualified employees. Accordingly, Wolseley’s ability to increase its productivity and profitability and support its growth strategy may be limited by its ability to employ, train, motivate and retain skilled personnel. Wolseley’s labor expenses may also increase as a result of a shortage in the supply of skilled personnel.

Collective bargaining agreements, work stoppages and other labor relations matters may have an adverse effect on Wolseley.

A small proportion of Wolseley’s employees are covered by collective bargaining or other similar labor agreements. Historically, the effects of collective bargaining and other similar labor agreements on the Group have not been significant. Any inability by Wolseley to negotiate acceptable new contracts under these collective bargaining arrangements could cause strikes or other work stoppages, and new contracts could result in increased operating costs. If any such strikes or other work stoppages occur, or if other employees become represented by a union, Wolseley could experience a disruption of its operations and higher labor costs. Labor relations matters affecting Wolseley’s suppliers of products and services could also adversely affect Wolseley’s business from time to time.

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

Back to Contents

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

Back to Contents

ITEM 4. INFORMATION ON THE GROUP

A. History and Development of the Company

The Company and its subsidiaries form an international group of companies, engaged primarily in the wholesale distribution and supply of plumbing, heating and industrial products and building materials, with operations in the US, Canada and Europe. The Company is organized under the laws of England and Wales, and its registered office is located at Parkview 1220, Arlington Business Park, Theale, Nr Reading, RG7 4GA, United Kingdom. Its telephone number is 011 44 118 929 8700. The ordinary shares of 25p each of the Company are listed on the London Stock Exchange, and the ADSs of the Company (each ADS representing one ordinary share) are listed on the New York Stock Exchange (“NYSE”). The ratio of ADSs to ordinary shares was reduced from five ordinary shares to two ordinary shares on February 2, 2004 and from two ordinary shares to one ordinary share on June 30, 2006. The ADSs are evidenced by ADRs issued by The Bank of New York. The market capitalization of the Company as of October 31, 2006 was £8,143,996,523.

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

Throughout the past 26 years, Wolseley has expanded its businesses through organic growth and acquisitions in the US, Canada and Europe. During the 1980s, the Company expanded its operations into the US with the acquisition of Ferguson Enterprises Inc. (“Ferguson”) in 1982, Carolina Holdings Inc. (now known as Stock Building Supply Holdings, Inc. or “SBS”) in 1986, and has made further acquisitions since that time. Wolseley’s European expansion included the acquisition of Brossette SA (“Brossette”) in France in 1992, followed by the acquisition of ÖAG Handelsbeteiligungs AG (now known as ÖAG A.G.) (“ÖAG”) in Austria in 1994 and the acquisitions in 1999 of Heatmerchants Limited (“Heatmerchants”) in the Republic of Ireland, Manzardo SpA (“Manzardo”) in Italy and Comptoir des Fers et Métaux SA (“CFM”) in Luxembourg. In July 2001, Wolseley expanded into Canada with the acquisition of Westburne Plumbing & Waterworks Inc., Westburne Refrigeration & HVAC Inc. and Westburne Industrial Products, Inc. (together, “Wolseley Canada”). During 2000 and 2001, Wolseley sold its remaining manufacturing businesses and focused its activities entirely on its distribution business, which consists of two distribution divisions: North American Distribution and European Distribution. In July 2002 Wolseley maintained this focus by expanding into the Netherlands with the acquisition of Wasco Holdings BV ("Wasco") and in July 2003 completed the purchase of Pinault Bois et Matériaux SA (now known as PB & M SA) (“PBM”), a French building materials distribution business. In December 2003, Wolseley entered into the Swiss market with the purchase of Tobler Management Holding AG (now known as Wolseley (Schweiz) AG), (“Tobler”), a Swiss plumbing and heating distribution business. In August 2004, Wolseley acquired the Irish building materials distribution group, Brooks Group Limited (“Brooks Group”). In October 2005, Wolseley entered into the Belgian market with the purchase of Centratec NV, a distributor of residential and commercial heating equipment and pipes, valves and fittings. In November 2005 Wolseley entered the electrical distribution market in the UK through its acquisitions of William Wilson and in May 2006 the electrical distribution market in the US through its acquisition of Efficient Electric. In September 2006, Wolseley entered the building materials distribution market in the Nordic region, through the acquisition of DT Group, which has operations in Denmark, Finland, Sweden and Norway. The acquisition of DT Group has also enabled Wolseley to enter the Do It Yourself (“DIY”) markets of Denmark and Sweden. On October 31, 2006, Wolseley completed the acquisition of Woodcote – stavebni materialy, a.s., a general builders merchant, which has operations in the markets of the Czech Republic, the Slovak Republic, Hungary, Poland, Romania and Croatia.

Back to Contents

Acquisitions and Divestitures

Acquisitions

A significant aspect of Wolseley’s business strategy is growth through acquisitions. These acquisitions enable Wolseley to improve its service to customers through an expansion of its branch network and product offerings. During the fiscal year ended July 31, 2006, Wolseley completed a total of 53 acquisitions for an aggregate purchase price including debt acquired equal to approximately £914 million. Wolseley’s North American Distribution segment acquired a total of 31 companies for approximately £497 million, whose last 12 months sales were £904 million. Wolseley’s European Distribution segment acquired 22 companies for approximately £417 million, whose last 12 months sales were £514 million.

Between August 1, 2006 and October 31, 2006, Wolseley completed a total of 16 acquisitions for a total consideration of approximately £1,570 million, including £1,353 million in respect of the acquisition of DT Group.

During the three fiscal years ended July 31, 2006, Wolseley acquired a total of 94 companies for an aggregate consideration of £1,469 million. Specifically, Wolseley’s North American Distribution segment acquired 58 businesses for £820 million, and its European Distribution segment acquired 36 businesses for £649 million.

Divestitures

During the two fiscal years ended July 31, 2006, Wolseley did not make any material divestitures of operations and has not made any material divestitures since July 31, 2006.

B. Business Overview

The Company is a holding company that operates with strong experienced management teams leading each principal operating subsidiary. Wolseley’s principal operating businesses are organized into two divisions: North American Distribution and European Distribution. During the fiscal year ended July 31, 2006, these two divisions accounted for all of Wolseley’s sales. A North American management team oversees operations in North America and a European management team oversees the operations in Europe. Within the European division there were three geographical segments in the fiscal year ended July 31, 2006: UK and Ireland, France and Central Europe. DT Group acquired on September 25, 2006, forms a further Nordic region segment. The North American division comprises 3 businesses: US Plumbing and Heating (“Ferguson”), US Building Materials (“SBS” or “Stock”) and Wolseley Canada. Up until 2001, Wolseley had several manufacturing and other subsidiaries which were then sold. With the divestiture of these manufacturing subsidiaries, Wolseley is now focused almost entirely on the distribution and supply of construction materials.

According to the May 2006 edition of Supply House Times(1), a recognized US trade publication, Wolseley is the market leading(2) distributor of plumbing and heating products to professional contractors in the US.

Wolseley also believes that it has market leading positions in the plumbing and heating business in the UK and Austria, based on its knowledge and experience in the plumbing and heating business in these countries. Additionally, according to the May 2006 edition of Supply House Times, Wolseley is the leading distributor of industrial pipes, valves and fittings in the US. Wolseley also believes that it has a market leading position in this activity in the UK based on its knowledge and experience of the industrial pipes, valves and fittings distribution market in the UK. For the fiscal year ended July 31, 2006, Wolseley’s plumbing and heating activities accounted for approximately 61% of Wolseley’s revenue (sales). Wolseley’s plumbing and heating activities include the distribution and supply of residential and commercial and industrial plumbing supplies, including pipes, valves and fittings, heating, ventilation and air conditioning products, industrial supplies and specialized plumbing products for utilities, mechanical contractors, irrigation, fire suppression and industrial and commercial users.

(1)	Wolseley has neither funded nor is it otherwise affiliated with any trade publication ranking or report which is cited in this Annual Report as support for Wolseley’s competitive market position.
(2)	The references throughout this document to market leading positions are based on such positions measured against total sales.

Back to Contents

According to the May 2006 edition of Pro Sales, a recognized US trade publication, Stock Building Supply, is the leading distributor of lumber products and building materials to professional contractors in the US. Wolseley also believes that it is a leading distributor of building materials in the UK, based on its knowledge and experience of the building materials market in the UK. Wolseley believes, based on its knowledge and experience in the French building materials distribution market, that PBM, its French building materials distribution business, is the number two distributor of heavyside building materials in France. Based on its knowledge and experience in the Irish market, Wolseley believes that the Brooks Group, its Irish building materials distribution business, acquired in August 2004, is the number one distributor of timber products and the number three distributor of building materials in Ireland. For the fiscal year ended July 31, 2006, Wolseley’s building materials activities in the US, UK, Ireland and France accounted for approximately 34% of Wolseley’s revenue. Wolseley’s building materials activities include the distribution and supply of lumber, panels millwork, various lumber speciality products, including roofing, floor and roof trusses, wall panels, stairs, doors, windows, kitchen cabinets and various services to the professional contractor. Other significant Wolseley product lines are bricks, sand, cement, roof tiles, paving and drainage products, tool rentals, insulation and electrical supplies.

Strategy

Wolseley is committed to providing long-term value for its shareholders by pursuing a strategy of growing both organically, including new branch openings, and through acquisitions and competing internationally in the construction materials distribution market. Through the operations of the continental management teams the Group drives organic growth and profitability of the operations within its businesses. Central, groupwide functions in respect of supply chain, sourcing, acquisitions and business improvement operate to develop competitive advantage that can be leveraged across the group.

Continental and operational activities to drive business performance

At a continental level and local business level, Wolseley continues to pursue several activities designed to accelerate organic growth and drive improved business performance. These activities include:

New Branches. Wolseley has continued to invest in branch openings, enabling its businesses to further enhance their market leading positions, and has expanded its branch network into existing and new markets. During the last fiscal year, Wolseley added, net of closures, 279 new locations.

Broadening of Product Lines. Wolseley seeks to broaden the product lines offered by its businesses in order to improve the overall product mix available to its customers. Management continually seeks opportunities to enhance Wolseley’s product offerings through the establishment of relationships with additional suppliers and customers and the acquisition of companies and businesses offering complementary product lines. During the 2006 fiscal year the acquisitions of William Wilson and AC Electrical in the UK allowed Wolseley UK to expand into the complementary market of electrical distribution.

People and Leadership Development. High quality training of employees is a key feature of Wolseley’s service capability and growth strategy. Employees participate in Wolseley’s own modular system of training at specialized in-house facilities and in co-operative programs with universities and other institutes of higher education. The Ferguson “legacy of leadership” program in the US is one of many training initiatives throughout the Group. This program focuses on preparing the next level of Ferguson leaders. The first graduates from this program have already successfully filled senior roles within Ferguson’s management. Wolseley’s management education and development programs are regarded as of primary importance to ensure that it has the right caliber of resources to keep pace with the development of its businesses. Wolseley has established an annual international executive management program in conjunction with the Darden School of Management, located at the University of Virginia, and subsequently complemented this with a management development program with IMD, a leading European business school based in Switzerland. A European graduate recruitment program was successfully launched during the 2004 fiscal year, and a further 32 graduates were recruited during fiscal 2006. Across the Group 1,400 graduates were recruited in fiscal 2006.

Back to Contents

Supply Chain

Wolseley believes that its supply chain can be developed to provide competitive advantage, both by giving suppliers their most efficient route to market and by being able to offer customers the broadest product offering with the best fill rates. Wolseley believes that a key differentiator of its supply chain to that of its competitors is its distribution center network, particularly in the plumbing and heating businesses. Both the plumbing and heating businesses of the North American Distribution segment and the plumbing and heating business of the European Distribution segment continue to open DCs to improve customer service and generate operating efficiencies. Wolseley opened a new pipeyard in Stockton, California in September 2005, and development is being undertaken of DCs in Florida and Northern California. Volumes through the Ferguson distribution center network during the 2006 fiscal year increased by 34% over the previous year, and more than 50% of branch sales now go through the network. In Canada, the second of three regional distribution centers for larger inventory items was opened in Quebec in October 2005, with the third planned to open near Toronto in December 2006. In the UK, the new national distribution center at Leamington Spa was completed and started operation in August 2006, while the work has now started on a new regional distribution center in the North West of England. In Italy a new DC is under construction in Bologna and is expected to come on stream before the end of calendar 2006.

Sourcing

Wolseley believes that by using its international size it can further enhance its performance from sales of its suppliers’ proprietary brands and expand the performance from Wolseley’s own brands. Through a groupwide focus on the sourcing of products for sale Wolseley believes it can drive further improvements in its margins while enhancing its sales performance by supplying its customers with a wider range of competitively priced products.

Business improvement

Wolseley believes that it can achieve further improvements in performance through the integration of activities and collaboration to share formats. Wolseley believes that information technology to support organization-wide decision making is critical to achieving its business improvement, sales growth and profit objectives.

Integration and Leveraging Activities. An important element of Wolseley’s growth strategy is the integration of facets of Wolseley operations to obtain cost savings, synergies and accelerate growth opportunities.

International Collaboration. Collaboration across the Group should help shorten development time cycles as each of the businesses continues to focus on its unique marketplace and offer customers the service and responsiveness they require in a changing business environment. During the 2006 fiscal year 64 further XpressNet locations, which are based on the Wolseley UK Plumb Center Express model, were opened by Ferguson in the USA, bringing the total to 124 locations. The Wolseley UK Hire Center model is being rolled out to PBM in France and ÖAG in Austria, with further progress expected in the coming year.

Information Technology. Wolseley continues to pursue the development of enhanced IT systems, and has continued to invest in developing a common IT platform. Wolseley expects that this initiative will bring about a greater cohesion across its operating units through leveraging of its international purchasing, international sourcing and supply chain efficiencies. The platform will further enable the sharing of best practices and ideas between Wolseley’s businesses for the benefit of the Group as a whole.

Back to Contents

Acquisitions

A significant aspect of Wolseley’s business strategy is growth through acquisitions. Over the past several years, Wolseley’s acquisition strategy has resulted in the expansion of its operations across the US, within Europe and into Canada. Going forward, Wolseley intends to continue to expand through acquisitions in order to achieve its growth objectives and strengthen its international distribution network. In evaluating future acquisition candidates, Wolseley will target companies that are expected to bring benefits through additional expansion of its branch network and increased market share or through the addition of new products or customers. Such acquisition candidates must generally offer the prospect of sustainable growth in an existing or complementary market, or provide Wolseley with a platform for expansion into new areas. After acquiring a new company, Wolseley concentrates on expanding the customer base and product lines at each location and improving its operational efficiency through purchasing economies, inventory management and administrative savings.

Wolseley has invested significantly in recent years to extend its geographic and product spread, improve operational efficiency and provide a platform for future growth. Wolseley has spent approximately £1,469 million on acquisitions over the last three fiscal years, including £914 million in the 2006 fiscal year. For a more detailed discussion of acquisitions, see “Item 4 – Information on the Group, paragraph A – History and Development of the Company – Acquisitions and Divestitures”.

North American Distribution

Wolseley’s North American Distribution segment is comprised of the businesses of Ferguson and Wolseley Canada, both of which supply plumbing, waterworks and heating products, including industrial pipes, valves and fittings, to markets in North America, together with the business of SBS, which supplies lumber and building materials to markets in the US.

Ferguson

Ferguson is a wholesale distributor of plumbing, heating, waterworks and piping products to professional contractors and the industrial market. Ferguson customers include plumbing, mechanical and utility contractors and air conditioning dealers, plants, utilities, irrigation and fire suppression equipment installers. Ferguson is headquartered in Newport News, Virginia and operates in 50 states, Washington DC, Puerto Rico, Trinidad & Tobago and Mexico. The May 2006 edition of Supply House Times ranks Ferguson as the largest distributor in the US of both plumbing supplies, and pipes, valves and fittings and the third largest distributor for heating and cooling systems. Ferguson also provides integrated purchasing services for third party customers.

Based on Wolseley’s knowledge and experience in the US plumbing and heating market, Wolseley believes that Ferguson is the leading “coast to coast” brand name in the US supplying plumbing and heating products to professional contractors. Its sales have grown at a compound growth rate of 17.6% per annum over the last five years. Ferguson had 22,030 employees and operated from 1,237 branches and 9 distribution centers as of July 31, 2006. Ferguson’s distribution center network provides significant competitive advantages through:

•	enabling it to stock a wider product range, which is easily accessible to the branch network;

•	improving customer service in reducing delivery times and improving fill rates;

•	increasing purchasing leverage with suppliers through bulk orders and deliveries;

•	reducing costs in the supply chain;

•	facilitating the integration of acquisitions and the opening of new branches; and

•	improved inventory control.

Back to Contents

Wolseley Canada

In July 2001, the Company acquired the Westburne Group for £255 million, thereby expanding its plumbing and heating operations into Canada, as Wolseley Canada. Wolseley Canada distributes plumbing, heating and piping products, including heating, ventilation and air conditioning (“HVAC”), waterworks, refrigeration and fire protection products as well as industrial plumbing supplies. Wolseley Canada customers include professional contractors, utilities and machine shop operators. Wolseley Canada, which comprises the operations of Wolseley Canada, Inc. and Wolseley Industrial Products Group, Inc., conducts business solely in Canada. Wolseley Canada, headquartered in Toronto, operates locations across Canada, including Calgary, Montreal, Ottawa and Vancouver, Winnipeg and Edmonton. Wolseley continues to expand Wolseley Canada through a combination of acquisitions, new branch openings and product diversification. Westburne Supply, Inc. was the US component of the Westburne Group. Wolseley has integrated the Westburne Supply Inc. business into its existing US plumbing and heating operations. Wolseley believes it is the second largest distributor of plumbing and heating products in Canada.

As of July 31, 2006, Wolseley Canada had 2,815 employees based in Canada and operated from 246 branches.

Stock Building Supply

SBS supplies lumber and building materials, including value added pre-assembled components such as roof and floor trusses, wall panels, floor systems, doors, windows and staircases to house builders and professional contractors. In addition, SBS supplies installation services to major house builders together with the provision of secured loans to builders. According to the May 2006 edition of Pro Sales, SBS is the leading supplier of residential construction materials in the US. SBS is headquartered in Raleigh, North Carolina and, through wholly-owned subsidiaries, operates in 33 states. Through more recent acquisitions in California, Utah, Texas and Nevada, SBS has significantly increased its presence in the Western and Southwestern regions, and these acquisitions have given SBS a “coast to coast” presence with 314 branches nationwide, including a number with millwork plants and roof truss manufacturing facilities, and 10 distribution facilities, as of July 31, 2006. SBS’s compound growth rate of sales in the last five years has been 15.7% per annum. Approximately 42% of its current product range relates to framing lumber and panels, and approximately 84% of the current business relates to new residential housing based on sales in fiscal 2006. SBS had 18,305 employees as of July 31, 2006.

An important part of SBS’s strategy is to expand its geographic presence, its product range, market sectors, and its value added capability in terms of roof truss and panel plant assembly capability together with its ability to provide installation services to major home builders. As part of this strategy, SBS has acquired 24 businesses over the last five years for an aggregate consideration of approximately £559 million.

In addition to distributing lumber products, SBS provides construction loans to builders, secured principally against homes in the course of construction or completed homes awaiting sale. Construction loan receivables as of July 31, 2006 amounted to £313 million compared to £262 million at the previous year end. Net interest receivable on construction loan lending amounted to £12 million as of July 31, 2006 compared to £9 million in the prior year. SBS expects to continue to adopt a cautious approach with the loan portfolio, which turned in fiscal 2006 at the rate of 1.41 times compared to 1.53 times in the prior year.

European Distribution

Wolseley believes it is one of the largest specialist distributors of plumbing and heating products to the professional contractor and specialist installer in Europe. Wolseley’s European strategy is to extend the branch network in existing territories through a combination of branch openings, acquisitions, a proactive cross-border transfer of know-how and product diversification. Wolseley also intends to enter new territories in Europe as opportunities arise. The principal driver of the European businesses is the repairs, maintenance and installation (“RMI”) market. Approximately 28% of the sales of the European Distribution division in the year ended July 31, 2006 related to new residential housing. The European Distribution division was comprised of three segments; UK and Ireland, France and Central Europe in fiscal 2006. DT Group, acquired on September 25, 2006, will form a further, Nordic region, segment within the European Distribution division.

Back to Contents

Wolseley had 29,441 employees in Europe as of July 31, 2006. (See “Item 6 – Directors, Senior Management and Employees, paragraph D – Employees” for a more detailed discussion of Wolseley employees.)

United Kingdom

Wolseley’s UK business is headquartered in Leamington Spa, Warwickshire and is organized into brand driven units, which focus on specialized customer groups. These organizations are as follows:

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

Hire Center offers a full range of tools for commercial and domestic hire, including access and site equipment, power tools, carpet cleaning equipment and pumps. Brandon Hire, acquired in May 2006, further expanded Wolseley’s presence in this market. Wolseley is now re-branding all Hire Center branches as Brandon Hire.

Pipe Center, in the opinion of management, has a market leading position in the supply of pipes, valves and fittings to the commercial and industrial sectors.

Climate Center is, in the opinion of Wolseley management, the UK’s largest wholesaler and distributor of commercial refrigeration and air conditioning products to professional installation, service and maintenance contractors.

Parts Center is, in the opinion of Wolseley management, the UK’s largest specialist supplier of spare parts to trade customers.

Electric Center, created in the 2006 fiscal year through the acquisition of William Wilson in October 2005 and AC Electrical in April 2006, is in the opinion of management the fifth largest distributor of electrical products in the UK.

Wolseley UK also includes: Broughton Crangrove and Galley Matrix, distributors of bathroom, kitchen and heating products to “do-it-yourself” centers, boutiques and independent merchants; Unifix, which sells fixings, fasteners, power tools and accessories to the building trade; Encon Insulation, a distributor of insulation and related products, and Bathstore, which supplies bathroom fittings through its showrooms to retail customers. As of July 31, 2006, there were 1,778 Wolseley UK branches in the UK, serviced by 9 distribution centers.

Republic of Ireland

Heatmerchants, in the Republic of Ireland, was acquired by Wolseley in fiscal year 1999 and had 61 branches and one DC as of July 31, 2006. Brooks Group in the Republic of Ireland and Northern Ireland was acquired by Wolseley in August 2004 and had 19 branches as of July 31, 2006. Wolseley UK’s management in the UK is responsible for both the Heatmerchants and Brooks businesses, which include the distribution of plumbing and heating products as well as tiles and building materials.

France

Wolseley’s French plumbing and heating distribution business, Brossette, is based in Lyon. According to the June 2006 edition of Négoce, a French trade publication, Brossette is the second largest distributor of plumbing and heating equipment in France with national coverage. Brossette also distributes underground drainage products and pipes, valves and fittings to professional contractors and public authorities. It was acquired by Wolseley in 1992 and has grown from 199 branches at that date to 438 branches and 6 regional distribution centers as of July 31, 2006.

Wolseley’s French building materials distribution business, PBM, is based in Paris. Wolseley believes, based on its knowledge and experience in the French building materials distribution market, that, based on sales, PBM is the number two integrated distributor of heavyside building materials in France. As of July 31, 2006, it had 347 branches and 9 regional distribution centers.

Back to Contents

As of May 2006, Wolseley moved to manage its businesses in France through a central French management team.

Central Europe

Wolseley’s Central European segment comprises the Group’s businesses in Italy, Switzerland, Luxembourg, Netherlands, Belgium, Austria, Hungary and the Czech Republic and Electro Oil in Denmark and following the acquisition of Woodcote-stavebni materialy, a.s. (“Woodcote”) on October 31, 2006 businesses in the Slovak Republic, Poland, Romania and Croatia. A central management team based in Switzerland oversees the operations of these businesses.

Wolseley’s Austrian business, ÖAG, which trades principally as ÖAG Haustechnik, Kontinentale and FAP, is based in Vienna and was acquired by Wolseley in 1994. It operated from 64 branches as of July 31, 2006 and has 7 distribution centers in Austria. Wolseley believes ÖAG is the leading distributor of plumbing and heating products to professional contractors in Austria, based on Wolseley’s knowledge and experience in the Austrian plumbing and heating market. Wolseley’s subsidiary, Wolseley Czech Republic spol. S.r.o., has 24 branches in the Czech Republic, and Mart kft has 31 branches in Hungary, plus a distribution center in both countries.

In Italy, Manzardo SpA (“Manzardo”) was acquired by Wolseley in the fiscal year 1999 and is based in Bolzano. Manzardo significantly expanded its business during the fiscal years 2003 to 2006. In January 2005, Wolseley acquired Iser Zauli SpA, which operated 15 branches in the Romagna and Marche regions south of Venice. This acquisition has made Wolseley’s operations in Italy, based on the opinion and knowledge of management, one of the largest companies in the Italian sanitary and heating market. As of July 31, 2006, Manzardo operates from 42 branches and has 520 employees.

Comptoir des Fers et Métaux (“CFM”), Wolseley’s Luxembourg business, operates from two locations in Luxembourg. Wolseley believes CFM is the market leading plumbing and heating distributor in Luxembourg based on Wolseley’s knowledge and experience in the Luxembourg plumbing and heating market. CFM was acquired by Wolseley in fiscal year 2000.

Electro-Oil International AS operates from three locations in Denmark. It is primarily involved in the distribution of spares for oil burners, boilers and gas systems.

Wasco Holding BV (“Wasco”), based in the Netherlands, was acquired in July 2002 and operates from 15 branches throughout the Netherlands. The majority of Wasco’s revenue comes from the sale of boilers and radiators, but Wasco has, in recent years, expanded its product range and developed its offering to the RMI market.

Wolseley (Schweiz) AG, which continues to trade as Tobler (“Tobler”), based in Switzerland, was acquired in December 2003 and operates from 28 branches throughout Switzerland. Wolseley believes Tobler is the leading wholesaler for heating and “behind the wall” sanitation products and is also one of the leading providers of technical maintenance services in Switzerland based on Wolseley’s knowledge and experience in the Swiss plumbing and heating market.

Centratec N.V. was acquired in October 2005 and operates from 9 locations in the central and eastern regions of Belgium. In July 2006 it expanded its operations through the acquisition of Marmon Keystone Anbuma, a distributor of carbon and stainless steel pipe with 3 branches in Belgium.

Woodcote – stavebni materialy, a.s. was acquired on October 31, 2006 and operates from 37 outlets in the Czech Republic, the Slovak Republic, Hungary, Poland, Romania and Croatia. Woodcote is a general builder’s merchant and also imports and distributes doors, ceilings, flooring, batons, insulation and dry lining to primarily professional contractors.

Nordic Region

DT Group was acquired on September 25, 2006 and operates from 247 locations in Denmark, Sweden, Norway and Finland. It operates building materials distribution businesses in all four countries and has DIY retail stores in Denmark and Sweden.

<<<<

Back to Contents

Revenues

The table below indicates sales generated by Wolseley’s North American Distribution and European Distribution segments in each of the last two fiscal years.

	Fiscal Year Ended July 31,

	2006	2005
Segment	£m	£m

US Plumbing & Heating	5,396	3,858
US Building Materials	2,966	2,249
Canada	646	512

North American Distribution Segment	9,008	6,619

UK & Ireland	2,690	2,351
France	1,725	1,644
Central Europe	735	642

European Distribution	5,150	4,637

Total	14,158	11,256

Divestitures

During fiscal year 2006, Wolseley did not make any material divestitures of operations.

Governmental Regulation

Wolseley’s operations are affected by various statutes, regulations and laws in the countries and markets in which it operates. While Wolseley is not engaged in a ‘regulated’ industry, it is subject to various laws applicable to businesses generally, including laws affecting land usage, zoning, the environment (including laws and regulations affecting the supply of lumber), health and safety, transportation, labor and employment practices (including pensions), competition and other matters. These laws are administered by various regulatory bodies in the countries in which Wolseley operates. In the US, among other regulatory bodies, Wolseley is subject to the jurisdiction of the Environmental Protection Agency, the Occupational Safety and Health Administration and the Federal Trade Commission on a federal level and various local land use commissions and labor and employment commissions on a state and local level. In Canada, Wolseley is subject to many federal and various provincial regulations including but not limited to employment standards, health and safety, human rights, competition and foreign investment. Additionally, differing municipal building codes across Canada may also affect the building related products sold by Wolseley Canada. In Europe, Wolseley is subject to the jurisdiction of the relevant regulatory bodies of the European countries in which it operates, including these countries’ respective commissions or departments of health and safety, data protection, competition and environmental protection, as well as equivalent respective governing bodies of the European Union.

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

Back to Contents

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

Provisions for liabilities and charges in the balance sheet include the estimated liability for asbestos claims on a discounted basis. This liability has been determined actuarially as at July 31, 2006 by independent professional actuarial advisors. The estimated liability relating to asbestos related claims is fully covered by insurance, and accordingly an equivalent insurance receivable has been included in non-current assets – other receivables. The level of insurance coverage available significantly exceeds the estimated liability, and no profit or cash flow impact is therefore expected to arise in the foreseeable future. There were 246 (2005: 235) claims outstanding at the July 31, 2006 fiscal year end.

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

Wolseley’s building materials business can be adversely affected by the fluctuation of lumber prices. For example, the average price for framing lumber, a significant product for Wolseley’s US Building Materials Distribution business, over the five fiscal years from 2002 to 2006 has ranged between $400 and $287 per thousand board feet, with the average for the year ended July 31, 2006, being $362 per thousand board feet. Lower lumber prices had the effect of reducing sales and profitability of that business during the 2006 fiscal year. In the last three years there has been significant fluctuation in the price of many raw materials, notably in North America. Ferguson, for example, saw price inflation in commodity products, particularly copper during the 2006 fiscal year which accounted for some $35 million of unusually large profits in the second half of the year, in addition to unusually large gains of around $8 million in the first half. There can be no assurance that continued volatility of lumber prices and other commodities and sustained periods of low lumber prices or commodities will not materially adversely affect the financial performance of Wolseley. See “Item 5 – Operating and Financial Review and Prospects – Year Ended July 31, 2006 compared to Year Ended July 31, 2005 – US Building Materials Distribution” for additional information on the effect of lumber prices and other raw material prices.

Seasonality

The businesses of the Group, particularly its heating and building materials business, are, to a degree, seasonal. Since many of Wolseley’s products are intended for exterior use, sales by the Group tend to be lower during periods of inclement weather; this is particularly true with respect to Wolseley’s Northern US, Canadian and Northern European operations. Accordingly, weather conditions occurring during the second and third quarters (November – April) of the Group’s fiscal year may result in the generation of lower sales revenues during those periods than in other periods of the Group’s fiscal year. These seasonal fluctuations are likely to continue in the future. Management closely monitors operating expenses and inventory levels during seasonally affected periods and, to the extent possible, controls variable operating costs to minimize seasonal effects on profitability.

Back to Contents

C. Organizational Structure

Wolseley plc is a holding company that operates with strong, experienced management teams leading each principal operating subsidiary. Wolseley’s principal operating businesses are organized into two divisions: North American Distribution and European Distribution, with a management team based in each territory. During fiscal 2006 the European Distribution division had three geographical segments: UK and Ireland, France and Central Europe. Following the acquisition of DT Group on September 25, 2006 the division added a further, Nordic Region, geographical segment. The North American division comprises 3 businesses, US Plumbing and Heating (“Ferguson”), US Building Materials (“SBS”) and the Canadian business. The table below sets forth Wolseley’s principal operating subsidiaries, including for each such subsidiary the applicable segment and country of operation. Each of the following subsidiaries is wholly owned, either directly or indirectly, by Wolseley plc.

Segment	Principal Operating Companies	Country of Operation

North American Distribution	Ferguson Enterprises Inc.	US
	Wolseley Canada, Inc.	Canada
	Stock Building Supply Holdings, Inc.	US
European Distribution
UK & Ireland	Wolseley UK Limited	UK
	Heatmerchants Limited	Republic of Ireland
	Brooks Group Limited	Republic of Ireland
France	Brossette SA	France
	PB & M SA	France
Central Europe	OAG AG	Austria
	Mart Kft	Hungary
	Manzardo SpA	Italy
	Comptoir des Fers et Métaux SA	Luxembourg
	Wasco Holding B.V.	The Netherlands
	Wolseley (Schweiz) AG	Switzerland
	Wasco - Centratec N.V.	Belgium
	Wolseley Czech Republic spol. s r.o.	Czech Republic
	Woodcote – stavebni materialy, a.s.	Czech Republic
	Electro-Oil International A/S	Denmark
Nordic Region	DT Group A/S (from September 25, 2006)	Denmark

D. Property, Plant and Equipment

As of July 31, 2006, Wolseley operated from 4,720 outlets, including 4,658 branches and 62 regional and national distribution centers and facilities. In North America, including the US and Canada, Wolseley operated from 1,816 outlets, including 1,797 branches and 19 distribution centers and facilities. In Europe, Wolseley operated from 2,904 outlets, including 2,861 branches and 43 distribution centers and facilities. The majority of these properties are leased, and none is considered to have a value that is significant in relation to Wolseley’s assets as a whole. Wolseley owns approximately 650 of its properties, and none of its owned properties is subject to any material encumbrances.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion is based on Wolseley’s Consolidated Financial Statements included in Item 18 of this Annual Report. These financial statements have been prepared in accordance with IFRS, which differs in certain significant respects from US GAAP. Reconciliations and discussions of the significant differences between IFRS and US GAAP are set forth in Note 44 to the Consolidated Financial Statements. In addition, various terms used in financial statements prepared in accordance with IFRS (such as Wolseley’s) differ from terms commonly used in US financial statements. For example, operating profit is the equivalent of net income before interest and taxes.

Back to Contents

During the periods presented, the operations of Wolseley were conducted principally in the US, Canada and Europe. For purposes of the Company’s Consolidated Financial Statements, the results of its US, Canadian and other overseas subsidiaries were translated at the average exchange rate for the period in respect of the income statement and the relevant period end rate in respect of the balance sheet (see Item 11. Quantitative and Qualitative Disclosures About Market Risk – Foreign Currency Risk). Consequently, Wolseley’s reported results were affected by fluctuations in the rates of exchange between the British pound sterling and the other currencies in which it received revenues and incurred expenses, principally the US dollar, the Euro and the Canadian dollar.

The residential and commercial and industrial construction markets in which Wolseley operates are sensitive to changes in the economy, and as a result, downturns (or lack of substantial improvement) in the economy in any of Wolseley’s geographic markets could adversely affect Wolseley’s business, financial condition and results of operations. The US economy showed significant momentum during fiscal years 2005 and 2006 but from the third quarter of calendar 2006 has shown a substantial slowdown in the market for new residential housing. The markets in Continental Europe (excluding the UK and Ireland), which accounted for approximately 17% of Wolseley’s sales in the fiscal year ended July 31, 2006, showed limited improvement during the fiscal year 2006, having been soft during the fiscal year 2005. To the extent recovery from these soft market conditions does not materialize or otherwise takes place over an extended period of time, Wolseley’s business, financial condition and results of operations may be adversely affected.

A. Operating Results

	Revenue
	Year Ended July 31

	2006	2005
	£m	£m

US Plumbing & Heating	5,396	3,858
US Building Materials	2,966	2,249
Canada	646	512

North American Distribution	9,008	6,619

UK & Ireland	2,690	2,351
France	1,725	1,644
Central Europe	735	642

European Distribution	5,150	4,637

TOTAL	14,158	11,256

	Operating Profit
	Year Ended July 31,

	2006	2005
	£m	£m

US Plumbing & Heating	378	260
US Building Materials	192	131
Canada	44	36
North American Central Costs	(11)	(1)

North American Distribution	603	426

UK & Ireland	201	183
France	91	98
Central Europe	31	30
European Central Costs	(7)	(4)

European Distribution	316	307

Group Central Costs	(37)	(25)

Trading Profit	882	708
Amortization of acquired intangibles	(48)	(6)

Operating profit	834	702

Back to Contents

Following its adoption of IFRS, Wolseley determined that its primary segments for reporting in accordance with IFRS were on a geographical basis and in fiscal 2005 and 2006 comprised UK and Ireland, France, Central Europe and North America. Under US GAAP Wolseley considers that its North American segment would be reported as three further segments: US Plumbing and Heating, US Building Materials, and Canada, as these further segments reflect the manner in which the principal decision makers of the Group receive information. Management considers that this further segmental information required under US GAAP but not in accordance with IFRS provides valuable additional information to users of the financial statements as it reflects the performance of the business on a basis consistent with that used by managers in discussing and directing the business.

Trading profit, being defined as operating profit before amortization of acquired intangibles, is a measure set out in Note 9 to the accounts on page F-21 and is a non GAAP measure. The performances of Wolseley’s segments and businesses are discussed using this measure.

This measure, trading profit, closely reflects the way in which operating targets are defined and performance is monitored by the Group’s management. The current businesses within Wolseley have arisen through internal organic growth and through acquisition. Operating profit includes the amortization of acquired intangibles arising from those businesses that have been acquired subsequent to July 31, 2004 and as such does not reflect equally the performance of businesses acquired prior to August 1, 2004 (where no amortization of acquired intangibles was recognized), businesses that have developed organically (where no acquired intangibles are attributed), and those businesses more recently acquired. Wolseley believes that trading profit provides valuable additional information for users of the financial statements in assessing the Group’s performance since it provides information on the performance of the business that local managers are most directly able to influence and on a basis consistent across businesses. Wolseley uses trading profit for planning, budgeting and reporting purposes and for its internal assessment of management performance. Trading margin is trading profit expressed as a percentage of revenue.

Also in discussing the performance of the businesses certain information is presented on a constant currency basis. This removes the translation effect of foreign exchange movements and enables an understanding of the underlying performance of the business that is most closely influenced by the actions of each business’ management. The risk of foreign exchange movements on the translation of overseas earnings is managed centrally and is not a factor over which managers have any control. In discussing performance Wolseley also considers “organic” performance. The change in organic performance is the total increase or decrease in the year adjusted for the impact of foreign exchange, new acquisitions (and, where applicable, divestitures) in the year and the incremental impact of acquisitions (and divestitures) in the prior year.

Whilst these measures are important in the management of the business, they should not be viewed as replacements for, but rather as complementary to, the comparable GAAP measures such as revenue and reported (rather than organic) movements in individual income statement captions. These GAAP measures reflect all the factors which affect the business, and the discussion by segment and business should be read in the context of the discussion of the overall Group performance.

Year Ended July 31, 2006 Compared To Year Ended July 31, 2005

Revenue

Revenue increased by 25.8% in fiscal year 2006 from £11,256 million to £14,158 million. The impact of currency translation on the Group’s reported sterling results for the year compared to the previous year was to increase sales by £274 million (2.4%) principally as a result of the depreciation of sterling pounds in relation to the US dollar. Excluding the effects of foreign currency translation, revenues increased by 22.8%. Revenues increased by £862 million due to acquisitions made in the fiscal year 2006 and £507 million due to acquisitions made in the fiscal year 2005. Excluding the effect of these acquisitions and currency translation, revenues grew by £1,259 million, with the North American Distribution segment responsible for 90% of this growth and the European Distribution division responsible for the remaining 10%.

Back to Contents

Operating profit

Operating profit increased by 18.8% from £702 million to £834 million. This was driven by an increase in trading profit of £174 million (24.7%) offset in part by an increase in amortization of acquired intangibles of £42 million. Amortization of acquired intangibles increased due to further acquisitions being made in fiscal 2006. Excluding the effects of foreign currency translation, Group operating profit for fiscal 2006 increased by 15.9%. The effect of US dollar appreciation has been to increase translated US trading profits by £14 million (1.9% of 2005 trading profit) compared to fiscal 2005. US dollar denominated profits account for around 63.4% of the Group’s trading profit in fiscal 2006. There has been little movement in the Euro translation rate, with Euro denominated profits accounting for around 15.2% of Group trading profit in fiscal 2006.

Finance revenue and Finance costs

Net finance costs of £65 million in fiscal year 2006 (2005: £37 million) reflects an increase in Group debt as a result of acquisitions and an increase in interest rates, together with a reduction in pension funding costs and interest received on the refund of French wood tax.

Tax Expense

The effective tax rate, being tax payable on profit before tax and amortization of acquired intangibles, increased marginally from 27.7% to 28.4%.

North American Distribution

The North American Distribution segment performed strongly with significant rises in revenue and profits and its highest ever trading margin, which increased from 6.4% to 6.7%.

Reported revenue of the segment was up 36.1% from £6,619 million to £9,008 million, reflecting organic growth of 16.4% (including gains from price fluctuations in commodities), acquisitions and the beneficial impact of currency translation. Trading profit, in sterling, increased by 41.5% from £426 million to £603 million, after an increase of £10 million in North American central costs reflecting the creation of the new North American management structure with effect from August 1, 2005.

Currency translation increased segmental revenue by £274 million (4.1%) and trading profit by £18 million (4.2%). There was a net increase of 363 branches in North America to 1,797 (2005: 1,434).

Amortization of acquired intangibles applicable to this segment was £33 million in fiscal 2006.

US Plumbing and Heating

Ferguson produced another outstanding performance, generating strong organic growth from its focus on selected markets, new branch openings and driving further commercial advantage from its DC network. These factors contributed to, in the opinion of management, a significant market outperformance in the year.

Local currency revenue in the US plumbing and heating operations rose by 35.1% to $9,651 million (£5,396 million) from $7,144 million (£3,859 million), with trading profit up by 40.4% to $676 million (£378 million) from $481 million (£260 million). Organic revenue growth was 24.3%. The second half gross margin benefited from further increases in commodity prices, mainly copper, towards the latter part of the financial year. Ferguson’s scale and distribution capability allowed it to take advantage of price movements in a rising commodity market to secure additional unusually large profits amounting to around $35 million in the second half in addition to the unusually large gains of around $8 million in the first half. Taking into account the unusually large commodity gains, the trading margin increased from 6.7% to 7.0%. The underlying trading margin was approximately 20 basis points higher, year on year, increasing from 6.5% to 6.7%, despite significant expenditure to develop the business for future profitable growth.

Volumes through the DC network grew by 34% compared to the prior fiscal year, and Ferguson believes more than 50% of branch sales as of July 31, 2006 went through the network. Further investment was made in the DCs with an additional 700,000 square feet of capacity added through the expansion of four existing facilities. Wolseley Board approval has recently been given for new DCs in both Florida and northern California, both of which are scheduled to become operational within twelve months.

Back to Contents

In the markets in which Ferguson operates, the commercial and industrial sectors continued to improve, and although new housing slowed towards the end of the fiscal year, other housing related activity remained strong, with the positive economic environment benefiting the RMI sector. RMI is becoming an increasingly important element of overall construction spending in the US. To address this opportunity, Ferguson opened a further 64 XpressNet branches and 30 new showrooms during the fiscal year. More than 60 new specialist branches for heating, ventilation, and air-conditioning (HVAC) or waterworks were also opened, and this expansion is expected to lead to additional growth opportunities.

As well as new branch openings, investment in people and IT continued during the fiscal year. More than 4,300 people joined the business, and the new warehouse management system is being introduced into the large branches. This system should lead to enhanced customer service as a result of faster and more accurate product picking and more efficient inventory management.

Ferguson’s total branch numbers increased by 296 during the fiscal year to 1,237 locations (2005: 941 branches).

US Building Materials

The strong performance of SBS in fiscal 2006 benefited from improved market focus which was brought about by the recent business restructuring and from acquisitions. Reported figures also benefited from currency translation.

In local currency, SBS’s revenue for fiscal 2006 was up 27.4% to $5,305 million (£2,966 million) from $4,164 million (£2,249 million), with trading profit up by 40.6% from $244 million (£131 million) to $343 million (£191 million). Organic revenue growth was 4.1%, reflecting some commodity price deflation in lumber and structural panels. These commodity price movements had the effect of decreasing SBS’s local currency revenue by $167 million (4.0%) in the fiscal year compared to the prior fiscal year, with the greater impact being in the second half. Acquisitions contributed $970 million (23.3%) to revenue growth.

SBS’s trading margin increased significantly from 5.9% to 6.5% primarily as a result of a more favorable sales mix arising from increased management focus on value added products and installed services, both of which represent significant growth opportunities.

For the majority of the fiscal year, new residential housing starts were around record levels at between 1.9 and 2.0 million starts, although there were significant regional variations. The markets in Georgia, Utah, Texas and the Carolinas have been the strongest throughout the fiscal year whereas the weakest markets have been in the upper midwest and the north east. As expected, housing starts declined in the final quarter of the fiscal year as a result of rising interest rates, increased inventory of unsold houses and a reversal in the trend of house price inflation. Housing starts ended the fiscal year at an annualized rate of just below 1.8 million per annum, with the previously buoyant markets such as Washington DC, Florida and Las Vegas showing significant fourth quarter year on year declines. Management action has already been taken to reduce headcount and indirect costs and to shift emphasis to the more resilient housing markets and to increase penetration of the RMI and industrial and commercial markets. Initiatives are also being taken to expand the product range throughout the branch network, which should help SBS to continue to outperform competitors in these softening market conditions.

Value-added sales in the 2006 fiscal year were up 31%, construction service and installed business sales were up more than 140% and sales to commercial and RMI contractors increased by 47% and 20%, respectively. As well as achieving these increases through its existing branch network and acquisitions, SBS opened 19 new greenfield branches, and these initiatives further complement SBS’s installed service expertise.

SBS’s branch numbers increased by 59 during the fiscal year to 314 locations (2005: 255 branches), and it now operates in 33 states.

Back to Contents

Wolseley Canada

In Canada, the construction and housing markets remained mostly strong in fiscal 2006, while the buoyant energy sector in Western Canada helped sales in the industrial and commercial sector.

Reported revenue for the division increased by £134 million (26.8%) to £646 million with the Canadian dollar-sterling exchange rate for the year strengthening from C$2.2997 to C$2.0595 (11.7%). Local currency revenue increased by 13.0% to C$1,330 million (£646 million) from C$1,177 million (£512 million). Of this increase, 10.7% was organic, which management believes to be ahead of the market generally. Gross margin improved and local currency trading profit rose by 12.4%, in line with revenue, resulting in an unchanged trading margin of 6.9%.

Work continued to consolidate back offices, recruit additional people to fill management and trainee positions and improve logistics. The second of three regional distribution centers for larger inventory items was opened in Quebec in October 2005, with the third scheduled to open near Toronto in December 2006. These regional distribution centers should lead to lower inventory levels and enable the branch network to be utilized more effectively.

Wolseley Canada’s total branch numbers increased from 238 to 246 locations.

European Distribution

The European Distribution division produced 36.4% (2005: 41.2%) of the Group’s revenues and 35.8% (2005: 43.5%) of the Group’s trading profit in fiscal 2006.

Construction markets in Europe showed very little growth during the fiscal year. Nonetheless, with the exception of the Czech Republic, which had marginally lower revenue, all the continental European operations increased revenue, and most achieved profit improvements. The results benefited from the effect of acquisitions but were adversely affected by the fall in Brossette’s profits due to its restructuring and lower profitability in Austria.

Reported revenue for this division increased by 11.1% from £4,637 million to £5,150 million, of which 2.8% was from organic growth. Acquisitions accounted for £382 million (8.2%) of revenue growth. Trading profit, after European central costs, increased 2.9% from £307 million to £316 million. European central costs rose by £3 million to £7 million due to the planned expansion of the European infrastructure to drive future growth and margin improvement.

The overall European distribution division trading margin, after European central costs, fell from 6.6% to 6.1% of revenue, primarily due to the lower trading margins in Brossette, Austria and the UK and the effect of acquisitions. Margin improvements were achieved in PBM (France), Manzardo (Italy), Cesaro (Czech Republic), Electro Oil (Denmark) and Wasco (Netherlands).

During the fiscal year, a further net 375 branches were added to the European distribution network, giving a total of 2,861 locations (2005 : 2,486).

UK and Ireland

Wolseley UK’s performance in fiscal 2006 held up well against a UK building materials market which is estimated to be around 4-5% down as compared to the prior period. Whilst the fundamentals of the UK economy remained positive, with relatively low interest rates and low unemployment, RMI spending slowed in the first half of the fiscal year reflecting weaker consumer confidence, but sales trends started to show a gradual improvement in the final quarter. Government spending remained a relative bright spot, although there have been noticeable delays on planned social housing expenditure.

Against this more challenging background, Wolseley UK, which includes operations in Ireland, recorded a 14.4% increase in revenue to £2,690 million (2005: £2,351 million). Organic growth of 2.1% is believed by management to have outperformed the market generally, with Bathstore, the retail bathroom offering, and Heatmerchants and Brooks, the Irish businesses, performing particularly well, producing double-digit organic revenue growth.

Back to Contents

Wolseley UK’s trading profit increased by 9.9% on the prior year mainly as a result of the acquisitions of William Wilson, Encon, AC Electrical and Brandon Hire, all of which have outperformed expectations at the time of acquisition. Although the gross margin improved, the trading margin fell slightly from 7.8% to 7.5%. This was the result of the ongoing investment in the business to increase management resources, improve the supply chain and logistics and expand the branch opening program. These investments provide a platform for future growth in both the traditional brands as well as those market sectors recently entered.

The new national DC in Leamington Spa, which is located alongside Wolseley UK’s new headquarters, commenced deliveries to branches in August 2006. The regional DC in the north west of the UK is scheduled to open in autumn 2007. These investments and the current initiatives to centralize control of transport and branch inventory management should enhance customer service, improve efficiency and support continued growth in the business.

During the fiscal year, 288 net new locations were added in the UK and Ireland, including 262 branches added as a result of acquisitions, taking the total number of branches for Wolseley UK to 1,858 (2005: 1,570 branches).

France

In France, government tax incentives continue to underpin growth in the new residential market, but RMI, representing approximately two thirds of fiscal 2006 revenue for both Brossette and PBM, continued to show only marginal improvement against the background of little growth in the overall economy, weak consumer confidence and persistent high levels of unemployment.

Wolseley’s French operations, which since May 2006 have been managed through one central management team, generated revenue increases of 4.8%, to €2,515 million (£1,725 million) from €2,399 million (£1,644 million), including organic growth of 2.1%. Trading profit in fiscal 2006 for France decreased 7.7% to €132 million (£91 million) from €143 million (£98 million) with a trading margin of 5.3% (2005: 6.0%) as a result of the lower level of profitability in Brossette.

PBM achieved an increase in revenue of 6.8% in local currency in fiscal 2006, almost half of which was organic growth. The sales trends in PBM improved in the second half, and trends have continued to improve since the fiscal year end. Gross margin was down slightly. PBM’s branch numbers increased by 57 during the fiscal year to 347 branches, including the opening of eight new satellites and twelve hire locations. The underlying trading profit, excluding a €11.5 million (£8 million) wood import duties rebate from the French customs authority, showed an improvement, as did the underlying trading margin.

Local currency revenue in Brossette was 1.8% up on the prior year. Trading profit was significantly lower, before taking account of a €7.6 million (£5 million) fine from the French Competition Authorities relating to matters which took place more than ten years ago. Brossette’s results reflect the ongoing reorganization of the district, branch and management structures and the move to centralization of purchasing and logistics, all of which are designed to enhance customer service and facilitate future expansion. In order to accelerate the changes being made at Brossette a number of management and employee changes were made during the fiscal year, with associated severance costs of €3.5 million.

PBM is expanding the number of joint sites with Brossette, continuing to cross sell each others’ products in their respective branches and exploiting opportunities to create purchasing synergies and indirect cost savings in cooperation with other Group companies.

Central Europe

The Group’s other Continental European operations enjoyed generally good results in fiscal 2006 despite broadly flat markets. Revenue in Central Europe was up by 14.6% to £735 million (2005: £642 million), reflecting organic growth of 7.4% and the benefit of acquisitions. Trading profit was up 3.9% to £31 million (2005: £30 million).

Tobler, in Switzerland, had another record year with revenue up 17.8% to more than CHF300 million for the first time, including 10.1% organic growth. Despite competitive market conditions exerting pressure on prices and a change in the business mix to lower margin products, trading margin improved.

Back to Contents

In the Netherlands, Wasco continued to make good progress expanding its product range into sanitaryware, developing its offerings to the more profitable RMI market and focusing on cost control. Wasco achieved organic revenue growth of 16.1% in fiscal 2006 and trading profit improved by 57.0%. In Luxembourg, CFM’s revenue increased by 3.6%, although trading profit was down, reflecting an increasingly competitive market. Centratec, the Belgian business acquired in October 2005, performed in line with expectations and is now working with Wasco in the Netherlands and CFM in Luxembourg to achieve improvements in sourcing, logistics and inventory management.

ÖAG, in Austria, increased revenue by nearly 2.7% although trading profit fell due to continued competitive pressure on prices as a consequence of difficult housing and RMI markets and business restructuring. In Hungary and the Czech Republic, local market conditions remained difficult, but Wolseley Hungary achieved strong organic revenue growth and Cesaro in the Czech Republic improved profits.

In Italy, Manzardo increased revenue by 21.4% compared to the prior year, including 6.7% organic growth in a flat market and the incremental effect of Iser Zauli acquired in January 2005. The branch opening program of the past few years continued to benefit Manzardo’s revenue growth. Trading profit rose by a lesser percentage than revenues, 13%, reflecting the costs of branch openings and preparations for the new DC opening. Four new branches were opened during the fiscal year. Progress on the €20 million new central DC in northern Italy continues, and the first branch deliveries are expected to commence before the end of calendar 2006, with other branches being rolled out over the following 12 to 18 months.

Further progress was made during the 2006 fiscal year to manage the businesses in a more integrated way across Europe. The focus was on sharing best practices in areas such as branch format and product/service offerings, rationalizing the product and supplier base, improving the supply chain and sourcing from low cost countries. All these initiatives are designed to enable the Group to benefit from cross-border synergies and accelerate growth in Europe.

European Central Costs

European central costs, representing the costs of the European management team, increased by £3 million to £7 million as a result of additional team members.

Group Central Costs

Group central costs representing the corporate office in Theale, UK and other centrally provided services, such as the captive insurance company, increased by 48% in fiscal 2006 to £37 million (2005: £25 million) as a result of the increasing operations of the office as a consequence of the continuing growth of the Group.

B. Liquidity and Capital Resources

Capital Resources
Wolseley believes the Group has adequate facilities and working capital to meet its current requirements. As of July 31, 2006, net debt amounted to £1,950 million, compared to £1,171 million at July 31, 2005. Net debt includes both short-term and long-term borrowings less cash and current asset investments but excludes borrowings in respect of the construction loan portfolio, as disclosed in Note 35 of the Consolidated Financial Statements. The principal reason for the increase in debt in fiscal 2006 was attributable to acquisitions. The Group seeks a balance between certainty of funding and a flexible, cost-effective borrowings structure. The overall policy is to ensure that, at a minimum, all projected net borrowing needs are covered by committed facilities arranged by the corporate office, supplemented where appropriate by locally arranged overdraft facilities. The principal sources of funds to the Group have been committed bank debt and a US private placement of fixed and floating senior unsecured notes.

As at November 16, 2005, Wolseley raised $1.2 billion through the private placement of fixed and floating senior unsecured notes. In June 2006 Wolseley entered into a 5 year, €2.8 billion multi currency revolving credit facility (£1.9 billion at fiscal 2006 year-end exchange rates). The proceeds of both facilities were used principally to fund the Group’s working capital, acquisition expenditures and to repay existing facilities.

<<<<

Back to Contents

The year-end maturity profile of Wolseley’s centrally managed facilities at July 31, 2006, was as follows:

Facility
amount
Maturity Date	£m

Less than 1 year	200
1-2 years	34
2-3 years	174
3-4 years	343
4-5 years	111
Greater than 5 years	2,282

Total	3,144

On September 25, 2006, Wolseley completed the acquisition of DT Group, for a cash consideration of £1,023 million. The indebtedness of DT Group of approximately £330 million at that time was also assumed. To provide committed business facilities in respect of the funding of this acquisition, Wolseley entered into an 18 month €1,500 million multicurrency revolving facility agreement with a syndicate of banks on September 13, 2006. A repayment of €1.0 billion was made on September 28, 2006 and the facility was reduced to €500 million. Also on September 25, 2006, to reduce the Group’s total indebtedness as a result of the DT Group acquisition and that arising from the £914 million of acquisitions in fiscal 2006 and to provide appropriate headroom for further investment in the business, the Group undertook a placing of 10% of its issued ordinary share capital which raised £655 million before fees.

Cash Flows from Operations

Net cash flow from operating activities increased from £765 million to £850 million in fiscal 2006, due to improved profitability offset by increased working capital levels required to support organic growth.

There was a cashflow outflow of £178 million being cash absorbed into working capital in fiscal 2006 (2005: £68 million). Payables increased by £217 million during fiscal 2006, compared with an increase of £168 million in the previous year. Receivables increased by £243 million, compared with an increase of £180 million in the prior year, driven by the growth in revenues.

Borrowings

Net borrowings excluding construction loan borrowings, as set out in Note 35 of the Consolidated Financial Statements, increased during fiscal 2006 by £779 million to £1,950 million at July 31, 2006 from £1,171 million at July 31, 2005. The increase in borrowings was primarily due to expenditure on acquisitions of £914 million offset by operating cashflow. Construction loan borrowings relating to the US Building Materials Distribution segment increased to £313 million at July 31, 2006 from £262 million at July 31, 2005. These loans relate to construction loan receivables, which also increased to £313 million at July 31, 2006 from £262 million at July 31, 2005. The increase in construction loans in fiscal 2006 was due to an expanding loan book and additional business generated by five new construction lending offices. The construction loan receivables are funded principally from separately identifiable bank facilities; accordingly, it is considered appropriate that this specific funding should be separately identified from the Group’s general debt on the balance sheet. In addition, this funding is excluded from the calculation of Wolseley’s leverage or gearing figures. See Note 24 of the Consolidated Financial Statements for an additional description and maturity profile of borrowings. The Group’s borrowings are not significantly affected by seasonality.

Financial Instruments and Treasury Policy

For a discussion of the Group’s financial instruments and treasury policies, see Item 11 – Quantitative and Qualitative Disclosures About Market Risk — Treasury Risk Management.

Back to Contents

Capital Expenditure

Capital expenditure in fiscal 2006 increased by £107 million (45%) compared to the prior year to £346 million, reflecting Wolseley’s policy of continued investment in the business. During the period the DC and branch network in the US was expanded, investment continued in the UK and Italy, and further investments were made in the common IT platform. Capital expenditure is expected to remain at this relatively high level in fiscal 2007 and 2008. At July 31, 2006, capital expenditure commitments amounted to £91 million. Future capital expenditure including these commitments is expected to be financed through borrowings and primarily relates to the expansion of the branch network, investment in DCs and investment in the common IT platform.

Cash received on the sale of fixed assets reduced from £74 million to £52 million in fiscal 2006, primarily due to the sale of properties acquired as part of the Brooks acquisition included in the cashflow for fiscal 2005.

Exchange Rate Fluctuations

Wolseley earns a significant proportion of its sales and profits in foreign currencies, principally the US dollar and to a lesser extent the Euro and Canadian dollar. The average US dollar exchange rate appreciated against the pound by 3.5% during fiscal 2006, compared to a weakening of 5.4% during the fiscal year 2005. The effect of this currency fluctuation was to increase reported revenue and trading profits for the North American Distribution segment by approximately 3.5% in fiscal year 2006. During fiscal 2006 the Euro strengthened against the pound by 0.1% compared to a strengthening of 0.3% during fiscal 2005. The effect of this movement was to increase the reported revenues and trading profits of the European Distribution segment by 0.1% and 0.2%, respectively. During fiscal 2006, the Canadian dollar appreciated against the pound by 11.7% compared to an appreciation of 2.1% during fiscal 2005. The effect of this investment was to increase the reported revenues and trading profits of the Canadian division by the same amounts.

C. Research and Development, Patents and Licenses

Wolseley did not incur any costs exceeding £1 million on product research and development expenditure during the fiscal years 2006 or 2005. For a discussion related to patents and licenses, see “Item 4 – Information on the Group, paragraph B, – Business Overview – Patents and Trademarks”.

D. Trend Information

In the period since July 31, 2006, in the US, new housing starts have continued to decline, but the repairs and remodelling market (“RMI”) is benefiting from the positive economic environment and the commercial and industrial sectors have continued to improve. In this environment, Ferguson has continued to perform well. At Stock, local currency revenue and trading profit have been impacted by the continued slowdown in the new residential market and by the impact of significantly lower lumber and structural panel prices. Housing starts in North America have fallen from an annual rate of more than 2.1 million in September 2005 to around 1.77 million in September 2006 and there continue to be significant regional variations. The prices of lumber and structural panels, which when combined account for around 45% of Stock’s revenues, have fallen by around 26% and 45% respectively compared to the equivalent period in the prior year.

In Canada, whilst there has been the anticipated slowing in housing starts generally and in manufacturing activity levels in Eastern Canada, the repairs and remodelling market continued to grow.

In Europe there have been improving trends from a number of European businesses including the UK and France.

Recently Issued Accounting Standards

Several new standards, amendments and interpretations to existing standards have been published that are mandatory for the Group’s accounting periods beginning on or after August 1, 2006 or later periods, but which the Group has not early adopted. The new standards which are expected to be relevant to the Group’s operations are as follows:

Back to Contents

Amendment to IAS 39 and IFRS 4 “Financial Guarantee contracts” (effective from August 1, 2006)

This amendment requires issued financial guarantees, other than those previously asserted by the entity to be insurance contracts, to be initially recognized at their fair value and subsequently measured at the higher of: (a) the unamortized balance of the related fees received and determined; and (b) the expenditure required to settle the commitment at the balance sheet date. Management is currently assessing the impact of this amendment on the Group’s financial statements.

Amendment to IAS 39 “Cashflow Hedge Accounting of Forecast Intragroup Transactions” (effective from August 1, 2006)

This amendment allows the foreign currency risk of a highly probable forecast intragroup transaction to qualify as a hedged item in the consolidated financial statements, provided that: (a) the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction; and (b) the foreign currency risk will affect consolidated profit or loss. Management does not expect adoption of this amendment to have a significant impact on the Group’s financial statements.

Amendment to IAS 39 “The Fair Value Option” (effective from August 1, 2006)

This amendment changes the definition of the financial instruments classified at fair value through the income statement and restricts the ability to designate financial instruments as part of this category. Management does not expect adoption of this amendment to have a significant impact on the Group’s financial statements.

IFRS 7 “Financial Instruments: Disclosures” (effective from August 1, 2007) and amendment to IAS 1 “Presentation of Financial Statements – Capital Disclosures” (effective from August 1, 2007)

IFRS 7 introduces new disclosures of qualitative and quantitative information about exposure to risks arising from financial instruments including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. The amendment to IAS 1 introduces disclosures about the level of an entity’s capital and how it manages capital. Management is currently assessing the impact of IFRS 7 and the amendment to IAS 1 on the Group’s financial statements.

IFRIC 7 “Applying the restatement approach under IAS 29” (effective from August 1, 2006)

IFRIC 7 deals with the accounting when an entity identifies the existence of hyperinflation in the economy of its functional currency and how deferred tax items in the opening balance sheet should be restated. The Group has no operations in hyperinflationary economies. The Group has assessed the impact of the interpretation and has concluded it not likely to have a significant impact on the Group’s financial statements.

IFRIC 8 “Scope of IFRS 2” (effective from August 1, 2006)

IFRIC 8 clarifies that transactions within the scope of IFRS 2 “Share Based Payment” include those in which the entity cannot specifically identify some or all of the goods and services received. The Group has assessed the impact of this interpretation and has concluded it is not likely to have a significant impact on the Group’s financial statements.

IFRIC 9 “Reassessment of embedded derivatives” (effective from August 1, 2006)

IFRIC 9 clarifies that an entity should assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the contract terms, in which case it is required. The Group has assessed the impact of this interpretation and has concluded it is not likely to have a significant impact on the Group’s financial statements.

IFRIC 10 “Interim financial reporting and impairment” (effective from August 1, 2007)

IFRIC 10 clarifies that an impairment losses on goodwill and certain financial assets recognised in an interim financial statement must not be reversed in subsequent interim or annual financial statements. The Group has assessed the impact of this interpretation and has concluded it is not likely to have a significant impact on the Group’s financial statements.

Back to Contents

New Accounting Developments under US GAAP

In February 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 155 “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140”. For periods beginning after 15 September 2006, this statement:

•	Permits fair value remeasurement for any hybrid financial instrument that contains an embeddedderivative that otherwise would require bifurcation;

•	Clarifies which interest-only strips and principal-only strips are not subject to the requirements of FAS 133;

•	Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation;

•	Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and

•	Amends FAS 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

The adoption of SFAS No. 155 is not expected to have a material effect on the results of operations or net assets of the Group under US GAAP.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140”, which amends FASB Statement No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, with respect to the accounting for separately recognized servicing assets and servicing liabilities. The adoption of SFAS No. 156 is not expected to have a material effect on the results of operations or net assets of the Group under US GAAP.

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109”. For periods beginning after 15 December 2006, this interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. It is not yet possible to estimate the effect of the adoption of FIN 48 on the results of operations or net assets of the Group under US GAAP.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. For periods beginning after November 15, 2007, this Statement defines fair value, establishes a framework for measuring fair value where that measurement attribute is permitted or required by other accounting pronouncements, and expands disclosures about fair value measurements, but does not require any new fair value measurements. It is not yet possible to estimate the effect of the adoption of SFAS No. 157 on the results of operations or net assets of the Group under US GAAP.

Back to Contents

In September 2006, the FASB issued SFAS No 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R).” As of the end of any fiscal period ending on or after December 15, 2006, this Statement requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. Had SFAS No. 158 applied to the Group as of July 31, 2006, the impact would have been to increase the liability under US GAAP in respect of underfunded defined benefit postretirement plans by £95 million, and to increase the deferred tax asset by £29 million. The consequent reduction under US GAAP in the Group’s net assets of £66 million would have been charged to other comprehensive income.

Critical Accounting Estimates

The Group’s principal and critical accounting policies are set out on pages F-6 to F-12 of the consolidated financial statements and conform with IFRS. The preparation of financial statements in accordance with IFRS and US GAAP requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements and related footnotes. The most sensitive estimates affecting the financial statements are in the areas of assessing the recoverability of receivables, the net realizable value of inventory, the impairment of goodwill and long-lived intangible assets, the reserves in respect of self-insured insurance, the consideration received from vendors and pensions and other post-retirement benefits.

Allowance for Doubtful Accounts

Provision is made against accounts receivable that in the estimation of management may be impaired. Within each of the businesses assessment is made locally of the likelihood of recoverability of accounts receivable based on a range of factors including the age of the receivable and the creditworthiness of the customer. The provision is assessed monthly with a detailed formal review of balances and security being conducted in conjunction with the publication of the full year and half year results. Determining the recoverability of an account receivable involves estimation as to the likely financial condition of the customer and its ability to subsequently make payment. If the Group is cautious as to the financial condition of the customer the Group may provide for accounts that are subsequently recovered. Similarly if the Group is optimistic as to the financial condition of the customer the Group may not provide for an account that is subsequently determined to be irrecoverable. Furthermore, while the Group has a large geographically dispersed customer base, a slowdown in the markets in which the Group operates may result in higher than expected uncollectible amounts and therefore higher than anticipated charges for irrecoverable receivables. In recent years Wolseley has not experienced significant variation in the amount charged to the income statement in respect of doubtful accounts, when compared to sales.

Wolseley held a provision for impairment of receivables at July 31, 2006 amounting to £41 million (2005: £32 million).

Inventories

For financial reporting purposes the Group evaluates its inventory to ensure it is carried at the lower of cost or net realizable value. Provision is made against slow moving, obsolete and damaged inventories. Damaged inventories are identified and written down through the inventory counting procedures conducted within each business. Provision for slow moving and obsolete inventories is assessed by each business as part of ongoing financial reporting. Obsolescence is assessed based on comparison of the level of inventory holding to the projected likely future sales. Future sales are assessed based on historical experience and adjusted where the manufacturer has indicated that it will no longer continue to manufacture the particular item. To the extent that future events impact the saleability of inventory these provisions could vary significantly. For example, changes in specifications or regulations may render inventory, previously considered to have a realizable value in excess of cost, obsolete and requiring such inventory to be fully written off. The Group held allowances in respect of inventory balances at July 31, 2006 amounting to £134 million (2005: £99 million).

Back to Contents

Impairment of long-lived assets

Wolseley periodically evaluates the net realizable value of long-lived assets, including goodwill, other intangible assets and tangible fixed assets, relying on a number of factors, including operating results, business plans and projected future cash flows.

Assets that have an indefinite useful life, such as goodwill, are not subject to amortization and are tested annually for impairment and whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. Assets that are subject to amortization are tested for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. The fair value is in most cases based on the discounted present value of the future cash flows expected to arise from the cash generating unit to which the goodwill relates, or from the individual asset or asset group. Estimates are used in deriving these cash flows and the discount rate.

The complexity of the estimation process and issues related to the assumptions, risks and uncertainties inherent with the application of the intangible and tangible fixed asset accounting policies affect the amounts reported in the financial statements. In particular, if different estimates of the projected future cashflows or a different selection of an appropriate discount rate were made, these changes could materially alter the projected value of the cash flows of the asset, and as a consequence materially different amounts would be reported in the financial statements.

Self-insured insurance

The Group operates a captive insurance company, Wolseley Insurance Limited, which is registered and operational in the Isle of Man. This company provides reinsurance exclusively to certain companies within the Group, principally to cover US casualty and property damage risks. Provision is made based on actuarial assessment of the liabilities arising from the insurance coverage provided. The actuarial assessment of the reserve for future claims necessarily includes estimates as to the likely trend of future claims costs and the estimates as to the emergence of further claims subsequent to the periods presented. An actuarial review of claims is performed annually. To the extent that actual claims differ from those projected the provisions could vary significantly. At July 31, 2006, the provision for claims arising from this insurance was £47 million (2005: £35 million).

Consideration received from vendors

The Group enters into agreements with many of its vendors providing for inventory purchase rebates primarily upon achievement of specified volume purchasing levels with many of these agreements applying to purchases in a calendar year. For a number of agreements the rebate rises as a proportion of purchases as higher quantities or values of purchases are made. The Group accrues the receipt of vendor rebates as part of its cost of sales for products sold, taking into consideration cumulative purchases of inventory to date and projected purchases through the end of the qualifying period. Rebates are accrued for each reporting period with an extensive reassessment of the rebates earned being performed at the end of the financial year and half way through the financial year. The Group has agreements with numerous and geographically dispersed suppliers, but a slowdown in the markets in which the Group operates, or a significant change in the profile of products purchased, may result in purchases for the remainder of the year differing significantly from those projected. Consequently, the rebate actually received may vary from that accrued in the financial statements.

Back to Contents

Pensions and other post retirement benefits

The Group operates defined benefit pension schemes in the UK and in a number of overseas locations that are accounted for using methods that rely on actuarial assumptions to estimate costs and liabilities for inclusion in the financial statements. These actuarial assumptions include discount rates, assumed rates of return, salary increases, associate turnover rates and mortality rates.

While management believes that the actuarial assumptions are appropriate, any significant changes to those used would affect the balance sheet and income statement. The Group considers that the most significant assumptions are the discount rate, mortality assumptions and the expected return on plan assets. The Group has estimated the sensitivity of the financial statements to changes in those financial assumptions as follows:

	Impact on		Impact
	balance		on income
	sheet		statement

	2006	2005	2006	2005
Effect of a change in discount rate	£m	£m	£m	£m

Increase of 0.5%	55	37	3	2
Decrease of 0.5%	(64)	(40)	(4)	(2)
Effect of a change in expected return on assets

Increase of 0.5%			2	2
Decrease of 0.5%			(2)	(2)

E. Off balance sheet arrangements

As at July 31, 2006, the Group had no material off balance sheet arrangements.

Back to Contents

F. Contractual obligations and commercial commitments

The following table sets forth the aggregate maturities of the Group’s debt, operating leases and other long term obligations for the five fiscal years subsequent to July 31, 2006 and thereafter.

	Fiscal Year ending July 31,

	2007	2008	2009	2010	2011	Thereafter	Total
	£m	£m	£m	£m	£m	£m	£m

Overdrafts	124	—	—	—	—	—	124
Long-term borrowings	68	35	175	108	120	1,671	2,177
Capital lease obligations	24	19	13	10	8	28	102
Operating lease obligations	199	173	146	119	95	372	1,104
Cash flow on derivative instruments	1	2	1	—	(1)	(7)	(4)

	416	229	335	237	222	2,064	3,503

Notes:

Borrowings are stated at the undiscounted contractual amount, are gross of cash and cash equivalents except where a right of set-off exists, and include construction loan borrowings, but exclude finance lease obligations. Borrowings due after five years include hedged fixed interest borrowings, and have a fair value of £1,646 million as of July 31, 2006.

Cash flow on derivative instruments comprises two elements: the attributable interest component of short-term currency swaps, and the difference between the fixed and floating legs of interest rate swaps. Cash flows in respect of interest rate swaps reflect the difference between payments of interest at a contractually fixed rate, and receipts of interest at a variable rate, which have been estimated on the basis of a zero coupon yield curve as of July 31, 2006.

The Group is committed by its senior unsecured notes to interest payments over the period to November 2020. Under the revolving credit facilities in effect as of July 31, 2006 amounts are drawn down for periods of up to six months at a variable interest rate which is determined at inception of the period. In respect of amounts drawn down as of July 31, 2006, the Group was committed to interest payments of £ 28 million in the year ending July 31, 2007. Assuming (i) that amounts continue to be drawn down and repaid in accordance with the maturity profile shown above, (ii) that the weighted average variable interest rates, the currency mix and the exchange rates applicable to borrowings as of July 31, 2006 remain constant throughout the term of the facilities, and (iii) that the availability of set off for Group deposits and short-term borrowings is unchanged from that as of July 31, 2006, the Group estimates that interest payments in the five fiscal years subsequent to July 31, 2006 and thereafter would be as follows:

	Fiscal Year ending July 31,

	2007	2008	2009	2010	2011	Thereafter	Total
	£m	£m	£m	£m	£m	£m	£m

Senior unsecured notes	32	32	27	25	21	123	260
Other borrowings	65	63	62	59	57	—	306

	97	95	89	84	78	123	566

The foregoing tables do not give effect to the additional borrowings incurred after July 31, 2006 in connection with the DT Group acquisition and other post July 31, 2006 acquisitions.

In addition, the Group makes contributions to a number of retirement benefit plans. Contributions for the year ending July 31, 2007 are estimated to be £23 million in respect of the UK pension plan and £15 million in respect of non-UK plans.

Back to Contents

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Wolseley’s directors and senior management who served during fiscal 2006, and as at October 31, 2006, are as follows:

	Age as of
	October 31,
Name	2006	Title

John W. Whybrow(1)	59	Chairman

Executive Directors
Charles A. Banks(1) (2) (5)	65	Group Chief Executive Officer
		(retired from the Board on July 31, 2006)
Fenton N. Hord(2)	60	Chief Executive Officer, US Building
		Materials Distribution
Claude A. S. Hornsby(1) (2) (5) (8)	50	Group Chief Executive Officer designate
		(until July 31, 2006) and
		Group Chief Executive Officer
		(from August 1, 2006)
Robert Marchbank(2)	46	Chief Executive Officer, Europe
Frank W. Roach(2)	55	Chief Executive Officer, Wolseley North
		America (from December 16, 2005)
Stephen P. Webster(2) (5)	53	Group Finance Director

Non Executive Directors
Gareth Davis(1) (3) (4)	56	Director
Andrew J. Duff(1) (4)	47	Director
James I. K. Murray(3)	60	Director
Nigel M. Stein(3)	51	Director
Robert M. Walker(1) (4)	61	Director

Company Secretary
Mark J. White(2) (6)	46	Group Company Secretary and Counsel

Member of Executive Committee
Adrian Barden(2)	51	Chief Executive Officer, Wolseley UK Limited
		(until September 30, 2006) and Group Senior
		Vice President (from October 1, 2006)

(1)	Member of the nominations committee. Mr. Banks ceased to be a member of the nominations committee upon leaving the Board on July
31, 2006 and was succeeded by Mr. Hornsby, who became a member of the nominations committee on August 1, 2006.
(2)	Member of the executive committee. Mr. Roach became a member of the executive committee upon his appointment to the Board on December 16, 2005.
(3)	Member of the audit committee.
(4)	Member of the remuneration committee.
(5)	Member of the treasury committee. Mr. Banks ceased to be a member of the treasury committee upon leaving the Board on July 31, 2006 and was succeeded by Mr. Hornsby, who became a member of the treasury committee on August 1, 2006.
(6)	Trustee of the Wolseley UK and Irish Defined Benefit Pension Schemes.

Back to Contents

As at July 31, 2006, Wolseley’s board of directors (the “Board”) was made up of 12 members comprising the Chairman, six executive directors and five non executive directors. The non executive directors are considered by the Board to be independent of management and free of any relationship which could materially interfere with the exercise of their independent judgment. The Board considers that each of the non executive directors brings his own senior level of experience gained in their own fields of mainly international operations. Frank W. Roach was appointed to the Board with effect from December 16, 2005. Mr. Roach was appointed as Chief Executive Officer of North America to succeed Mr. Hornsby, who became Group Chief Executive on August 1, 2006 following Mr. Banks’ retirement on July 31, 2006. For the period from Mr. Roach’s appointment until Mr. Bank’s retirement, the provisions of the Combined Code on corporate governance as referred to in “Item 6 – Directors, Senior Management and Employees, Paragraph C – Board Practices” (the “Code”) requiring a balance between executive and non executive directors was not met, albeit that this was a temporary position in advance of Mr. Banks’ retirement. At the date of this annual report, there are 11 members of the Board, comprising the Chairman, five executive directors and five non executive directors. Accordingly, the Board considers that the Company once again satisfies the obligations under the Code.

The Board meets regularly during the year as well as on an ad hoc basis, as required by time-critical business needs. The Board has a formal schedule of matters reserved to it for its decision, which were reviewed during the year, although its primary role is to provide entrepreneurial leadership and to review the overall strategic development of the Group as a whole. Day-to-day operational decisions are delegated to the executive committee referred to in “Item 6 – Directors, Senior Management and Employees, Paragraph C – Board Practices”. The Board met 11 times during the year, and director attendance for each meeting is shown in “Item 6 – Directors, Senior Management and Employees, Paragraph A – Meeting Attendance”. The Board has established a procedure for directors, if deemed necessary, to take independent professional advice at Wolseley’s expense in the furtherance of their duties. This is in addition to the access that every director has to the Group Company Secretary, who is charged with ensuring that Board procedures are followed and that good corporate governance and compliance is implemented within the Group. Board papers and other information are delivered at times to allow directors to be properly briefed in advance of meetings. In accordance with Wolseley’s articles of association, directors are granted an indemnity from the Company to the extent permitted by law in respect of liabilities incurred as a result of their office. The indemnity would not provide any coverage to the extent that a director is proved to have acted fraudulently or dishonestly. Wolseley has also arranged appropriate insurance coverage in respect of legal action against its directors and officers. The differing roles of Chairman and Group Chief Executive are acknowledged and set out in writing. The Chairman has confirmed that he will not chair any other major company’s board.

The Chairman addresses the developmental needs of the Board as a whole, with a view to developing its effectiveness as a team and assists in the development of skills, knowledge and expertise. During the year, the Board took forward the results of previous ongoing evaluation processes to assess its performance and that of its committees and to identify areas in which its effectiveness, policies and processes might be enhanced, utilizing both a questionnaire (in relation to the performance of the non executive directors) and discussions with Board members.

Performance evaluations, including the skills brought to the Board and the contributions each director made to it, were carried out for each member of the Board. Executive directors’ performance has been assessed by the Chairman and Mr. Banks, Mr. Banks’ performance was evaluated by the Chairman and the non executive directors. The senior non executive director led the review of the Chairman’s performance in consultation with the executive and non executive directors. The non executive directors’ performances were reviewed by both Mr. Banks and the Chairman, as well as by the Board as a whole, which considered the results of the questionnaires referred to above.

Meetings between the non executive directors, both with and without the presence of the Chairman and the Group Chief Executive Officer, are scheduled in the Board’s annual timetable. The Board has also arranged to hold at least two Board meetings each year at divisional locations to help all Board members gain a deeper understanding of the business. This also provides senior managers from across the Group the opportunity to make formal presentations to the Board as well as to meet the directors on more informal occasions.

In line with the Code on corporate governance, as referred to in “Item 6 – Directors, Senior Management and Employees, Paragraph C – Board Practices” and as part of their ongoing development, the executive directors are encouraged to take up an external non executive position on a non competitor board, for which they may retain payments received in respect of the appointment. In order to avoid any conflict of interest, all such appointments are subject to the Board’s approval. Generally outside appointments for executive directors are limited to one company board only, although Mr. Banks, by exception, served on two outside boards. The Board is satisfied that these appointments did not conflict with his duties to Wolseley. The Board monitors the extent of directors’ other interests to ensure that the effectiveness of the Board is not compromised. Succession planning is considered to be a matter for the whole Board rather than for a committee.

<<<<

Back to Contents

Wolseley’s articles of association provide that one-third of the directors retire by rotation each year and that each director will seek re-election at the Annual General Meeting every three years. Additionally, new directors are subject to election by shareholders at the first opportunity after their appointment. Messrs. Davis, Hord, Roach and Stein have sought election or re-election at the Annual General Meeting of shareholders to be held on November 29, 2006; Messrs. Duff, Hornsby and Murray no later than 2007; and Messrs. Marchbank, Walker, Webster and Whybrow no later than 2008. It is Board policy that non executive directors are normally appointed for an initial term of three years, which is then reviewed and extended for a further three year period. It is also Board policy that non executive directors should not generally serve on the Board for more than nine years and that, in cases where it is proposed to exceed this period the director concerned will retire annually and offer himself for re-election. Following their appointment, a formal comprehensive and tailored induction is offered to all non executive directors supplemented by visits to key locations within the Group and meetings with members of the executive committee and other key senior executives. All the directors being proposed for re-election at the 2006 Annual General Meeting of Shareholders have been subject to a performance evaluation during the fiscal year ended July 31, 2006 and the Board is content that each has continued to be effective and has demonstrated his commitment to his respective role.

Although the non executive directors are not asked, at present, to meet the shareholders of Wolseley, their attendance at presentations of the annual and interim results is encouraged. The Chairman ensures that the Board maintains an appropriate dialogue with shareholders. Gareth Davis is the Company’s senior independent non executive director.

The formal terms of reference for the main Board committees, approved by the Board and complying with the Code to assist in the discharge of its duties, are available from the Group Company Secretary and can also be found on Wolseley’s website at www.wolseley.com. Membership of the various committees is shown at “Item 6 – Directors, Senior Management and Employees, Paragraph C – Board Practices”. The Group Company Secretary acts as secretary to all Board committees.

Meetings Attendance

The following table shows the attendance of directors at meetings of the Board, audit, remuneration and nominations committees during the fiscal year ended July 31, 2006:

				Audit Committee			Remuneration			Nominations
	Board Meetings			Meetings			Committee Meetings			Committee Meetings

			Eligible			Eligible			Eligible			Eligible
	Attended		to attend	Attended		to attend	Attended		to attend	Attended		to attend

C.A.Banks	10		11	—		—	—		—	—		1
G.Davis	8		11	4		4	5		5	1		1
A.J.Duff	11		11	—		—	5	*	5	1		1
F.N.Hord	8		11	—		—	—		—	—		—
C.S.Hornsby	11		11	—		—	—		—	—		—
R.H.Marchbank	11		11	—		—	—		—	—		—
J.I.K.Murray	10		11	4	*	4	—		—	—		—
F W Roach(1)	6		6	—		—	—		—	—		—
N.M.Stein	10		11	4		4	—		—	—		—
R.M.Walker	10		11	—		—	5		5	—		1
S.P.Webster	10		11	—		—	—		—	—		—
J.W.Whybrow	11	*	11	—		—	—		—	1	*	1

*	Chairman
(1)	Appointed as a director on December 16, 2005.

This table shows only those meetings which each director attended as a member rather than as an invitee.

Back to Contents

Background Information Concerning Current Directors and Senior Management at July 31, 2006.

John W. Whybrow. Mr. Whybrow was first appointed to the Board on August 1, 1997. Mr. Whybrow became Chairman on December 13, 2002. He is also Chairman of the nominations committee. Mr. Whybrow is a non executive director of DSG International plc and Chairman of CSR plc. He was President and Chief Executive Officer of Philips Lighting Holding B.V., based in The Netherlands, until 2001 and Executive Vice President, Philips Electronics N.V. from 1998 until March 2002, when he returned to the UK. Mr. Whybrow is also Chairman of Petworth Cottage Nursing Home.

Claude A. S. Hornsby. Mr. Hornsby was first appointed to the Board on May 3, 2001. Mr. Hornsby was appointed Group Chief Executive on August 1, 2006 following Mr. Banks’ retirement. He was previously Chief Executive North America, having been President and Chief Executive Officer of Ferguson Enterprises Inc., the US Plumbing and Heating Distribution Division since 2001. He has spent 28 years with Ferguson. Mr. Hornsby is a Non Executive Director of Virginia Company Bank.

Fenton N. Hord. Mr. Hord was first appointed to the Board on October 2, 2000. Mr. Hord joined the Group as Chief Executive Officer of Stock Building Supply Inc., in 1987. Prior to joining the Group, Mr. Hord was President of Eskimo Pie Corporation, which was at the time a subsidiary of Reynolds Metals Co. He is a non executive director of Investors Management Corporation.

Robert H. Marchbank. Mr. Marchbank was first appointed to the Board on January 24, 2005 as Chief Executive of Europe and is responsible for all the European businesses. Mr. Marchbank joined the Group at Ferguson Enterprises Inc. in 1982. In 2001 he moved to the UK to join the newly created Wolseley Group headquarters as Director of Strategic Planning. Most recently, he was the Director of Information and Processes.

Frank W. Roach. Mr. Roach was first appointed to the Board on December 16, 2005 as Chief Executive of North America and is responsible for the North American businesses. Mr. Roach first joined Ferguson Enterprises Inc. in 1976 and held a number of business roles. In 2005, Mr. Roach was appointed as Senior Vice President of the Wolseley North America management team, playing a key part in developing and expanding the Group’s North American businesses.

Stephen P. Webster. Mr. Webster was first appointed to the Board on August 1, 1994 as Group Finance Director designate. He was appointed as Group Finance Director on December 9, 1994. Mr. Webster was formerly a partner in Price Waterhouse and is a Chartered Accountant. Mr. Webster is a non executive director of Bradford & Bingley plc.

Gareth Davis. Mr. Davis was first appointed to the Board on July 1, 2003. He is a member of the audit, remuneration and nominations committees and is the Senior Independent Non Executive Director. Mr. Davis has been Chief Executive of Imperial Tobacco Group plc since its incorporation in 1996, having spent the last 34 years in the tobacco industry.

Andrew J. Duff. Mr. Duff was first appointed to the Board on July 1, 2004. He is Chairman of the remuneration committee and a member of the nominations committee. Mr. Duff is Chief Executive of RWE npower plc. He spent 14 years at BP plc where he held leading positions in marketing and oil trading and was latterly the Director of Strategic Planning for BP Oil, USA. Mr. Duff is a member of the Confederation of British Industry’s President’s committee.

James I. K. Murray. Mr. Murray was first appointed to the Board on April 12, 2002. A Chartered Accountant, Mr. Murray is Chairman of the audit committee. He was Finance Director of Land Securities PLC from 1991 until his retirement in 2001. He served as a non executive director of UK Coal plc from 2003 to 2006. Mr. Murray is the Chairman of Trustees of the Land Securities Pension Fund.

Nigel M. Stein. Mr. Stein was first appointed to the Board on December 1, 2003. He is a member of the audit committee. Mr. Stein is a Chartered Accountant and has been Finance Director of GKN plc since August 2001. He has worked in a number of other senior financial roles during his 11 years with GKN plc, and prior to this, he held senior financial positions with Laird Security Systems and Hestair Duple Limited. Mr. Stein is the “Audit Committee Financial Expert” and is also considered to be independent. The report of the audit committee is set out at “Item 6 – Directors, Senior Management and Employees, Paragraph C – Board Practices, Audit committee”.

Back to Contents

Robert M. Walker. Mr. Walker was first appointed to the Board on July 1, 1999. He is a member of the remuneration and nominations committees. Mr. Walker is Non Executive Chairman of WHSmith PLC and a non executive director of Tate & Lyle plc, Williams Lea Group Limited and Signet Group plc. Mr. Walker was, until February 2005, Group Chief Executive of Severn Trent Plc and a Non Executive Director of BAA plc. He previously worked for Procter and Gamble, McKinsey and Company and for over 20 years with PepsiCo Inc., where he was a Division President. Mr. Walker is an advisor to Cinven.

Adrian Barden. Mr. Barden was appointed Chief Executive of Wolseley UK Limited on August 1, 2003. He is a member of the executive committee. Mr. Barden has been employed by the Group since 1991 and was appointed Managing Director of the Heavyside Division in 1996. He has spent his working life in the building materials distribution industry. He is Vice President of the Construction Products Association (CPA). On October 1, 2006, Mr. Barden was appointed as Group Senior Vice President.

Mark J. White. Mr. White joined Wolseley on July 1, 2002 as the Group Company Secretary and Counsel. He is a solicitor and is secretary to the audit, nominations, treasury and remuneration committees. He is a member of the executive committee and a trustee of the UK and Irish defined benefit pension schemes. Mr. White was previously Company Secretary of Enterprise Oil plc and Rotork plc.

B. Compensation

Director and Senior Management Compensation

Wolseley’s policy now, and for the foreseeable future, is to provide remuneration packages that fairly reward executives for the contribution they make to the business, taking into account the size and complexity of the Group’s operations and the need to attract, retain and motivate executives of the highest quality. Remuneration packages comprise salary, performance bonuses, share options, long-term incentives, benefits-in-kind and pensions. Wolseley takes a total approach to remuneration, which includes all these elements. None of the long-term awards or options is pensionable. The packages, which link corporate and individual performance with an appropriate balance between short and long-term elements, are designed to be broadly comparable with those offered by other similar international businesses and reflect competitive practices in the countries and markets in which the executive directors operate. The policy is designed to incentivize the directors to meet Wolseley’s financial and strategic objectives such that a significant proportion of remuneration is performance related. The remuneration committee considers that the targets set for the different elements of performance related remuneration are appropriate and demanding in the context of Wolseley’s trading environment and the business challenges it faces. Under Wolseley’s articles of association, the maximum aggregate amount of remuneration payable to Wolseley’s non executive directors (as a group) was increased to £750,000 per annum with effect from January 1, 2005, following shareholder approval at the Annual General Meeting held on November 18, 2004.

For the fiscal year ended July 31, 2006, the aggregate compensation paid or accrued by Wolseley and its subsidiaries to or for all directors and senior management as a group (14 persons) for services in all capacities was £9,321 million. Such compensation was primarily in the form of salaries and amounts paid as bonuses pursuant to performance linked bonus plans in which all executive directors participated. Bonuses paid to directors are supervised by the remuneration committee.

Back to Contents

Remuneration during the fiscal year ended July 31, 2006 of the directors and senior management in office during fiscal year 2006 was as follows:

				Pension	Total	Total
	Salary/	Annual		Supplement/Life	Fiscal	Fiscal
	Fees	Bonus	Benefits	Assurance(i)	2006	2005
	£’000	£’000	£’000	£’000	£’000	£’000

Non Executive Chairman
John W. Whybrow	300	—	—	—	300	210

Executive Directors
Fenton N. Hord(a)	397	667	1	—	1,065	1,379
Claude A. S. Hornsby(b)	453	847	92	38	1,430	1,201
Robert H. Marchbank(c)	400	213	238	17	868	693
Frank W. Roach (d)	247	283	20	31	581	—
Stephen P. Webster(e)	475	481	51	70	1,077	1,084

Non Executive Directors
Gareth Davis	58	—	—	—	58	43
Andrew J. Duff	58	—	—	—	58	38
James I. K. Murray	63	—	—	—	63	48
Nigel M. Stein	50	—	—	—	50	38
Robert M. Walker	50	—	—	—	50	46

Executive Committee Member
Adrian Barden(f)	355	187	19	72	598	593

Company Secretary
Mark J. White(g)	245	157	19	31	452	380

Former Directors
Charles A. Banks(h)	936	1,407	234	94	2,671	2,329

	4,087	4,242	674	353	9,321	8,531

Notes:
(a)	£50,176 (2005: £150,000) of the figure for bonuses relates to the vesting on July 31, 2006 of 34.5% of the award made in 2003 under the 2002 Long Term Incentive Scheme referred in “Item 6 – Directors, Senior Management and Employees – Paragraph B, compensation – long-term cash incentive plans”.
(b)	£55,913 (2005: £0) of the figure for benefits was paid by way of a one-off amount to assist with Mr. Hornsby’s purchase of a house in the UK. Mr. Hornsby will receive an annual housing allowance of £75,000 pa from August 1, 2006. £65,283 (2005: £174,194) of the figure for bonuses relates to the vesting on July 31, 2006 of 34.5% of the award made in 2003 under the 2002 Long Term Incentive Scheme referred in “Item 6 – Directors, Senior Management and Employees – Paragraph B, compensation –long-term cash incentive plans”.
(c)	£185,080 (2005: £191,018) of the figure for benefits relates to relocation from the USA to the UK. £36,256 (2005: £101,935) of the figure for bonuses relates to the vesting on July 31, 2006 of 34.5% of the award made in 2003 under the 2002 Long Term Incentive Scheme referred to in “Item 6 – Directors, Senior Management and Employees – Paragraph B, compensation –long-term cash incentive plans”.
(d)	Appointed December 16, 2005. £17,867 of the figure for bonuses relates to the vesting on July 31, 2006 of 34.5% of the award made in 2003 under the 2002 Long Term Incentive Scheme referred in “Item 6 – Directors, Senior Management and Employees – Paragraph B, compensation – long-term cash incentive plans”.
(e)	£26,120 (2005: £35,917) of the figure for benefits relates to relocation from Droitwich to Theale. £66,412 (2005: £167,500) of the figure for bonuses relates to the vesting on July 31, 2006 of 34.5% of the award made in 2003 under the 2002 Long Term Incentive Scheme referred to in “Item 6 – Directors, Senior Management and Employees – Paragraph B, compensation – long-term cash incentive plans”.
(f)	£34,500 (2004: £47,200) of the figure for bonuses relates to the vesting on July 31, 2006 of 34.5% of the award made in 2003 under the Long Term Incentive Scheme referred to in “Item 6 – Directors, Senior Management and Employees – Paragraph B, compensation –long-term cash incentive plans”.
(g)	£21,390 (2004: £56,000) of the figure for bonuses relates to the vesting on July 31, 2006 of 34.5% of the award made in 2003 under the Long Term Incentive Scheme referred to in “Item 6 – Directors, Senior Management and Employees – Paragraph B, compensation –long-term cash incentive plans” .
(h)	Mr. Banks retired from the Company on July 31, 2006, and the emoluments shown in the table relate to the period from August 1, 2005 to July 31, 2006. £70,000 (2005: £70,000) of the figure for benefits relates to relocation from the USA to the UK. £60,919 (2005: £66,633) of the figure for benefits relates to currency protection. £134,882 (2005: £369,908) of the figure for bonuses relates to the vesting on July 31, 2006 of 34.5% of the award made in 2003 under the 2001 Long Term Incentive Scheme referred to in “Item 6 –Directors, Senior Management and Employees – Paragraph B, compensation –long-term cash incentive plans”. In addition, Wolseley has agreed to pay the removal costs as well as the legal and estate agent fees in connection with the disposal of Mr. Banks’ home in the UK in advance of his return to the US.
(i)	The payments in respect of life assurance relate to arrangements established before Messrs. Banks, Hord, Hornsby, Marchbank and Roach became Executive Directors. These payments will cease with effect from August 1, 2006 for Messrs. Hornsby, Marchbank and Roach. A final payment of £54,235 was made in the fiscal year ended July 31, 2005 in respect of life assurance arrangements for Mr. Hord. Payments totalling £1.55 million will be made over the next 16 years in respect of life assurance arrangements for Mr. Banks.

Back to Contents

Salaries

Basic salaries of executive directors are determined having regard to competitive market data, the degree of individual responsibility and individual performance. Market data is derived from a group of companies selected on the basis of comparable size, geographic spread and business focus. Due consideration is also given to the wider economic and employment backdrop, including general pay and employment conditions elsewhere in the Group. The target salary is at the median with the opportunity to go above this level, subject to sustained individual performance. The remuneration committee reviewed the salaries of the executive directors with effect from August 1, 2005, having sought the views of both the Chairman and (other than in the case of his own salary) Mr. Banks, the Group Chief Executive at that time. As a US national, 40% of Mr. Banks’ salary was currency protected based on an exchange rate of £1:$1.50. Mr. Hornsby will not benefit from such currency protection arrangements.

Performance bonuses

Performance bonus arrangements for the executive directors are designed to encourage individual performance, corporate operating efficiencies and profitable growth. The annual bonus awards are based on a mix of demanding financial targets derived from Wolseley’s historic performance, annual long-term strategic business plan and annual budget, as well as market expectations and will depend on performance against annual targets of return on capital employed, working capital, Group profit before tax and, where relevant, profit before tax for the appropriate division (which, in aggregate, account for 85% of the bonus, the majority of which relates to the profit before tax targets). The balance of 15% of the bonus depends on specific personal objectives set for each executive director.

The following percentages of base salary, which vary between executive directors depending on their particular responsibilities and spheres of influence, were used to determine the bonuses paid for the fiscal year ended July 31, 2006, subject to the achievement of the minimum, on-target and maximum levels of performance (with the percentages increasing on a linear basis for achievement between each level). The table also sets out the actual percentages paid:

	Percentage of base salary payable on achievement of:
				Actual awards
	Minimum		Maximum	for the year (%
Name	Target	On-Target	Target	of base salary)

Charles A. Banks	60	120	170	159.00
Fenton N. Hord	80	120	160	154.00
Claude A. S. Hornsby	80	130	180	172.50
Robert H. Marchbank	40	70	100	42.38
Frank W. Roach	80	110	140	127.00
Stephen P. Webster	40	70	100	87.25

Stretching targets are set for each element of the bonus, determined by the remuneration committee each year, which also considers the levels of performance targets to be achieved for bonus payments to be made in the succeeding year. For the fiscal year ending July 31, 2007, the remuneration committee has determined that there will be no change from 2006 for the minimum, on-target and maximum targets, which will be 80/130/180% of base salary for Mr. Hornsby, 80/120/160% for Mr. Hord, 80/110/140% for Mr. Roach and 40/70/100% for Messrs. Marchbank and Webster.

Back to Contents

Other Senior Executives and Management

There are a number of senior executives whose votes influence the ability of the Group to meet its strategic objectives. They include the members of the executive committee and other senior employees. The remuneration committee takes into account the level and structure of this group whose total remuneration including salary, target bonus and value of long-term incentives are summarized below:

Total remuneration bands	Number of senior executives in band
2005/6	(2004/5 in brackets)

201-250	1 (0)
251-300	1 (0)
301-350	0 (0)
351-400	0 (2)
401-450	1 (0)
451-500	1 (0)
501-550	1 (0)
551-600	0 (0)
601-650	0 (1)
651-700	0 (1)
701-750	2 (0)
751-800	1 (0)

Long-term incentive plans

Wolseley currently operates a long-term incentive plan which provides ordinary shares in the capital of Wolseley conditional upon Wolseley’s total shareholder return (“TSR”) over distinct three year periods. All awards are made subject to the achievement of stretching performance conditions, and TSR has been selected as the performance measure to more closely align the interests of the executive directors and senior executives with those of shareholders over the long-term. The plan rewards the relative out-performance of Wolseley against a defined list of comparator companies. Calculations are performed independently and are approved by the remuneration committee.

The long-term incentive plan is discretionary. The remuneration committee’s current policy is to make annual awards to the Group Chief Executive, the executive directors and other senior executives under the Wolseley plc 2002 Long Term Incentive Scheme (“2002 Scheme”), which was originally approved by shareholders in December 2002 and amended at the annual general meeting held on November 18, 2004. Prior to this date only cash awards were made. Since 2004, awards will normally be made in shares, save where there are material securities or tax law constraints in overseas jurisdictions where the scheme is to be operated, in which case conditional awards in cash would continue to be made.

The maximum amount that can be granted under the amended 2002 Scheme for each award is 200% of base salary per annum; however, awards made to date have not exceeded 125% (or 150% in the case of the Group Chief Executive) of base salary. Each year the remuneration committee will assess the proportion of awards that should be made up of both share options and long-term incentive awards. It is the remuneration committee’s intention that for the fiscal year ending July 31, 2007, awards will be made to the Group Chief Executive over 150% of salary with lower award levels for other executive directors. The vesting level for a maximum award under the amended 2002 Scheme requires performance to be in the upper decile. To better reflect market practice, shareholder approval was sought and received on November 18, 2004 so that 25% of awards made from that date would vest for achievement of performance at the median (with a straight line percentage to vest between median and upper decile). Extant awards remain subject to the achievement of performance conditions following a participant’s agreed retirement and vesting is determined at the end of the performance period.

Back to Contents

During the year, the remuneration committee reviewed whether future grants under the amended 2002 Scheme should be subject to a financial performance underpin, in addition to the satisfaction of a TSR performance target. The remuneration committee has decided that future awards under the amended 2002 Scheme may, if deemed appropriate, be subject to performance criteria in addition to the current TSR targets. The factors which the remuneration committee would take into account in deciding whether to impose further performance criteria include: a substantial drop in Wolseley’s share price; the presence of significant bid speculation in the sector; the adoption of weaker targets for the TSR condition; or, a significant change in policy away from granting options to granting only long-term incentive awards. The remuneration committee will continue to monitor whether circumstances warrant the imposition of such additional criteria. The remuneration committee decided that for the 2005 award, the continuing use of EPS as a performance target under the Wolseley Share Option Plan 2003 and the use of financial measures for the annual bonus plan provided an appropriate balance to the use of TSR within the amended 2002 Scheme.

The lists of comparator companies for awards made since 2001 under the 2001 cash plan (a plan introduced to facilitate Mr. Banks’ recruitment, which is similar in structure to the 2002 Scheme) and since 2002 under the 2002 Scheme are based upon the constituent members of the FTSE 100 as at the respective dates of grant, excluding banks, telecommunications, IT and utility companies but together with CRH plc and Travis Perkins plc, which compete in the same sector as Wolseley. A similar group of companies has been selected for the 2006 awards under the amended 2002 Scheme.

Details of the awards conditionally made to the Executive Directors in office during the year under the amended 2002 scheme and outstanding at July 31, 2006, as well as at the date of this report, are shown in the table below:

					Interests in
					shares held at
	Interests in £	Interests in			July 31, 2006
	held at	shares held	Interests in	Interests in £	and at the
	August 1,	at August	shares	held at July	date of this
	2005	1, 2005	awarded	31, 2006	report (or
	(or date of	(or date of	during the	(or date of	date of	Performance
Name of Director	appointment)	appointment)	year[1]	departure)	departure)	periods

Charles A. Banks	369,908	95,308	106,862[1]	0	202,170	August 1, 2003 –July 31, 2008

Adrian Barden	100,000	14,332	18,994[1]	0	33,326	August 1, 2003 – July 31, 2008

Fenton N. Hord	145,439	38,843	35,347[1]	0	74,190	August 1, 2003 –July 31, 2008

Claude A.S.	189,227	40,281	50,406[1]	0	90,687	August 1, 2003 –July 31, 2008
Hornsby

Robert H. Marchbank	105,091	23,595	27,817[1]	0	51,412	August 1, 2003 – July 31, 2008

Frank W. Roach	51,789	6,905	19,409[2]	0	26,314	August 1, 2003 – July 31, 2008

Stephen P. Webster	192,500	34,884	42,147[1]	0	77,031	August 1, 2003 – July 31, 2008

Mark J. White	62,000	10,276	10,869[1]	0	21,145	August 1, 2003 – July 31, 2008

1.	The share price on the date of grant of the award was 1127 pence per share.
2.	The share price on the date of grant of the award was 1127 pence per share in respect of 9,409 shares and 1281 pence per share in respect of 10,000 shares awarded on appointment as a director.
3.	Awards granted in 2003 (granted at 50% of salary as at August 1, 2003, save for Messrs. Barden, Marchbank, Roach and White whose awards were granted at 40% of salary) vested at 34.5% of the award on July 31, 2006. Subsequent awards were made in shares.

Back to Contents

The following table sets out the percentage of each award which has vested and the percentage of each extant award had it vested on July 31, 2006:

Percentage vested on maturity or indicative vesting percentage
Year of Award	based on performance as at July 31, 2006

2001	100% (vested July 31, 2004)
2002	100% (vested July 31, 2005)
2003	34.5% (vested July 31, 2006)
2004	45% (performance after 24 months)
2005	0% (performance after 12 months)

Restricted share scheme

On October 19, 2006 the remuneration committee of Wolseley approved the Wolseley Restricted Share Plan 2006 (“RSS”), which will provide awards of ordinary shares in the capital of Wolseley. Awards will be made at the discretion of the remuneration committee to employees of Wolseley, excluding any executive director and the Chairman of Wolseley plc.

Awards will be made on such terms as the remuneration committee shall determine. Awards may not be made later than October 18, 2016 but may otherwise be made at any time by the remuneration committee, subject to obtaining any UK or overseas regulatory approval or consent. Awards under the RSS must be satisfied by the transfer of ordinary shares and no new ordinary shares may be issued.

The maximum total market value of ordinary shares which may be granted as an award to any participant under the RSS in any fiscal year is one-third of base salary, unless determined otherwise by the remuneration committee. Awards will normally vest on the third anniversary of the date of grant to those participants still employed by the Group and will be subject to the payment of any tax and social security liability arising on vesting. Early vesting may occur for reasons of death, disability, redundancy, retirement or at the discretion of the remuneration committee, but will normally be subject to a pro rata reduction in the number of shares originally granted based on the period of time from the date of grant to the date of termination. Awards may vest in full in the event of a takeover. No awards have been made under the RSS at the date of this report and it is the remuneration committee’s intention that for the fiscal year ending July 31, 2007, awards will be considered for a limited number of Wolseley employees below board-level.

Pensions

Mr. Webster, as a UK executive director, participates in the Wolseley Group Retirement Benefits Plan (the “Plan”). The Plan is a defined benefit scheme and provides benefits based on final pensionable salaries. Wolseley makes contributions to the Plan based on the recommendation of the Plan actuary. Bonuses payable to UK executive directors are not pensionable. Mr. Webster currently contributes 7% per annum of his pensionable salary to the Plan.

The Finance Act 1989 introduced an earnings cap (the “Cap”) for employees joining the Plan after May 31, 1989. This has the effect of limiting the amount of an employee’s salary that can be pensioned through a tax approved pension scheme. A Plan specific earnings cap was introduced from April 6, 2006 when the Cap was prospectively abolished. The current Plan specific limit, which is part of the design of the Plan, to which Mr. Webster is subject, is £107,400 per annum. Wolseley has agreed to provide Mr. Webster with benefits which are broadly comparable with those that would have applied under the Plan had the Cap not been introduced. This was, until April 6, 2006, provided for by payments into a Funded Unapproved Retirement Benefits Scheme (“FURBS”).

The remuneration committee approved Wolseley’s approach in response to the UK pensions simplification, which became effective on April 6, 2006 for those executive directors who are, or will become, members of the UK approved pension plan. Such directors have the option of either maintaining the existing pension promise, in which case the executive would be responsible for any additional taxation arising; or ceasing to accrue pension benefit above the lifetime allowance in respect of service from April 6, 2006 and instead, receiving a cash retirement benefit allowance, subject to income taxation consistent with Wolseley’s cost neutral objective. Wolseley will not compensate Board members for any change in their personal tax liability. Mr. Webster elected to cease to accrue pension benefit above the lifetime allowance in the Plan and to receive a cash retirement allowance in respect of the excess and in respect of prior underfunding of the FURBS.

Back to Contents

Past service benefit would remain linked to future salary increases subject to a cap similar to the existing Cap.

Additionally, the Finance Act 1989 capped life assurance payable through an approved pension scheme in respect of such executives. Wolseley has taken out an insurance policy to cover that part of the life assurance for Mr. Webster which is in excess of the Cap. The amount charged to the profit and loss account during the 2006 fiscal year in respect of his future obligation was £2,988 (2005: £66,812).

Messrs. Banks, Hornsby, Marchbank and Roach, who are US citizens, participate in the defined contribution pension arrangements of Ferguson Enterprises Inc. In line with current US practice, Messrs. Banks, Hornsby Marchbank and Roach received contributions in fiscal 2006 at the level of 15% of their earnings (for this purpose $420,000 for Mr. Banks, and $400,000 for Messrs. Hornsby, Marchbank and Roach of bonus was included with base salary). Bonus ceased to be included in the calculation of pension contributions from August 1, 2006. Contributions will increase (but will be limited to base salary) to 20% for Mr. Hornsby and to 23% for Messrs. Marchbank and Roach.

Mr. Hord, also a US citizen, participates in the defined benefit and defined contribution plans of Stock Building Supply, Inc. Mr. Hord’s pensionable earnings include his bonus up to a maximum of $742,400 as agreed when the bonus scheme was introduced in order to preserve his pension entitlement at that time. Mr. Hord is also a member of a US non-qualified plan, which will provide a benefit for 20 years after retirement at age 60 of 40% of final pensionable salary. At Mr. Hord’s option, and with Wolseley’s consent, the benefit can be paid over a period of 1, 5, 10 or 15 years with the total amount of the benefit, in cash terms, being the same.

A US subsidiary of Wolseley has a commitment to a former Wolseley director, who is a United States citizen, to pay a joint survivor pension of $300,000 per annum for fifteen years from August 1, 1993. The net present value of the future obligation as of July 31, 2006 was £298,000 (July 31, 2005: £460,110), which has been charged in prior years’ accounts.

Additionally, Brossette, a French subsidiary of Wolseley, has a commitment to a former Wolseley director, who is a French citizen, to pay an annual pension of €221,833 (2005: €215,392), with a widow’s entitlement of 60%, subject to an annual increase based on the agreed French pension index. The full actuarial cost of this arrangement was provided in previous years as part of Brossette’s ongoing pension obligations. Wolseley is guarantor of this future pension commitment, which as of July 31, 2006 was approximately £2.3 million (2005: £1.9 million).

The following table shows the executive directors and senior management in office at July 31, 2006 who participated during the year in the Group’s defined benefit plans and the amounts of benefit accrued at the end of the year as if the director or manager had left service on July 31, 2006, the change in accrued benefit over the year, the transfer value at both the beginning and end of the year as well as the change in the transfer value over the year as required by the UK Directors’ Remuneration Report Regulations 2002. The increase in transfer value figures represents an obligation on the pension fund or Wolseley – they are not sums due or paid to the director or manager. The UK Listing Rules require additional disclosure of the change in accrued benefit net of inflation and the transfer value of this change. These pension liabilities are calculated using the cash equivalent transfer value method prescribed in the Listing Rules of the UK Listing Authority.

	UK Directors’ Remuneration Report/regulations						UK Listing Rules

									Transfer value
						Increase/			of the
						(decrease) in			increase/
						transfer value			(decrease) in
						2006		Increase in	2006
		Pension	Increase	Transfer Value		(excluding	Pension	Pension 2006	(excluding
	Age at	accumulated	in pension			member	Accumulated	(net of	member
	July 31,	2006	2006	2006	2005	contributions)	2006	revaluation)	contributions)
	2005	£000	£000	£000	£000	£000	£000	£000	£000

Adrian Barden	51	32	2	348	304	37	32	1	6
Fenton N. Hord	59	326	4	4,518	4,470	(110)	326	(11)	(134)
Stephen P. Webster(1)	53	43	24	634	267	354	43	23	328
Mark J.White	46	8	2	71	46	18	8	2	13

(1)	As previously noted, Mr. Webster elected, with effect from April 6, 2006, to cease to accrue pension benefit above the lifetime allowance in the Plan and to receive a cash retirement allowance in respect of the excess and in respect of prior underfunding of the FURBS, which became a defined contribution arrangement from the same date. The figures shown in the table above reflect this change and show the information required under the UK Listing Rules and under the UK Directors’ Remuneration Report Regulations 2002 in respect of that part of his arrangements that continue to accrue pension on a defined benefit basis notwithstanding the changes that came into effect from April 6, 2006. The figure of £70,000 included in the column headed “pension/life assurance” in the compensation table at “Item 6 – Directors, Senior Management and Employees, paragraph B – Compensation” includes £23,117 in respect of the cash retirement allowance.

Back to Contents

The following table shows those directors participating in money purchase pension plans and the cost of Wolseley’s contributions thereto:

	2006	2005
Pensions: Money Purchase Plans	£000	£000

Charles A. Banks	151	138
Fenton N. Hord	5	4
Claude S. Hornsby	99	88
Robert H. Marchbank	107	26
Frank W. Roach	52	—

Mr. Roach was appointed to the board on December 16, 2005.

Other benefits

Executive directors receive a number of other benefits principally related to the provision of company car benefits, life assurance, health care arrangements and, in the case of Messrs. Banks, Hornsby, Marchbank and Webster, relocation and housing allowances following, respectively, their relocations from the US to the UK (Messrs. Banks, Hornsby and Marchbank) and from Droitwich, UK to Theale, UK (Mr. Webster), where Wolseley’s head office is located.

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

Executive share ownership

Wolseley introduced a share ownership program with effect from August 1, 2004. It is designed to encourage all directors and members of the executive committee to build up a shareholding with a value of 1.5 times annual base salary for the Group Chief Executive; 1 times annual base salary for all executive directors; 1 times annual fees for all non executive directors, including the Chairman; and 0.5 times annual base salary for all executive committee members. For executive directors and members of the executive committee this may be achieved by retaining shares received as a result of participating in a Wolseley employee share plan (other than shares sold to pay a social security or income tax liability or sold to meet the price of the option). The program specifically excludes the need to make a personal investment should awards not vest. Normally these levels of shareholding should be expected to be achieved within three to five years from the time the individual is included in the program. The remuneration committee reviewed and noted the progress which has been made towards meeting these targets during the fiscal year. Directors’ and senior management’s current shareholdings are set out at “Item 6 – Directors, Senior Management and Employees – Paragraph B, compensation – long-term cash incentive plans”.

Back to Contents

Share option plans

Wolseley has adopted seven share option plans: the 1984 Executive Share Option Scheme (the “1984 Scheme”), the 1989 Executive Share Option Scheme (the “1989 Scheme”) and the Wolseley Share Option Plan 2003 (the “2003 Scheme”) (collectively, the “Executive Option Schemes”); the Wolseley Employees Savings Related Share Option Scheme 1981 (the “UK Option Scheme”) and the Wolseley Irish Sharesave Scheme 2000 (the “Irish Option Scheme”) (collectively, the “Employees Savings Option Schemes”); the Wolseley Employee Share Purchase Plan 2001 (the “Purchase Plan”), which has now been extended to incorporate 12 European countries; and the Wolseley Employees International Stock Appreciation Plan (the “SAP”), the final awards of which vested during the fiscal year ended July 31, 2006.

Wolseley monitors the awards made under the various employee and discretionary share plans which it operates. Options are either satisfied by the issue of new shares or shares purchased in the market (including treasury shares). The number of ordinary shares over which options may be granted under the Executive Option Schemes may not, in any ten year period, exceed five percent of the issued share capital of Wolseley from time to time. The number of ordinary shares over which options may be granted under the Employees Savings Option Schemes, the SAP and the Purchase Plan may not, in any ten year period, when aggregated with options under the Executive Option Schemes, exceed ten percent of the issued share capital of Wolseley from time to time. In addition, for US-based participants, the 2003 Scheme will be restricted such that the aggregate number of shares for which options may be granted to such participants during the life of the 2003 Scheme will not exceed 5% of the issued ordinary share capital at the date the 2003 Scheme was approved by shareholders. Shares are allotted under the Executive Option Schemes, the Employees Savings Option Schemes, the SAP and the Purchase Plan when the options are exercised.

Executive option schemes

Eligibility – All executive directors and other senior company management, as well as all other employees of Wolseley as recommended by the remuneration committee, are eligible to participate in the Executive Option Schemes. At July 31, 2006, there were approximately 950 participants in the Executive Option Schemes. The 2003 Scheme received shareholder approval at the annual general meeting held in November 2003. Consequently, no further options will be granted under the 1984 Scheme nor under the 1989 Scheme, which are now closed schemes. No options under any such Scheme have or will be granted at a discount to the relevant middle market price at the time of grant and no option under any such Scheme can be exercised unless performance conditions have been satisfied. The remuneration committee will formally review the 2003 Scheme by no later than November 2008.

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

Performance conditions – The remuneration committee considers annually the levels of option grants. An option becomes exercisable on the third anniversary of the date of grant, but in respect of options granted after May 31, 1994. Such options cannot be exercised unless a performance test has been satisfied. Thereafter, they may be exercised at any time until they lapse 10 years from the date of grant. Options granted between May 1994 and December 1996 may not be exercised unless the growth in earnings per share over a period of three consecutive fiscal years during the life of the option exceeds the growth in the UK Retail Price Index over the same period by at least 6%. Options granted in, and subsequent to, December 1997 may not be exercised unless growth in earnings per share over a period of three consecutive fiscal years during the life of the option exceeds the growth in the UK Retail Price Index over the same period by at least 9%. In addition, the number of options exercisable by executive directors in respect of awards made between 1997 and 2002 is determined by the return on capital employed achieved over the same rolling three year period. For options granted in 1997 and 1998, achieving a return on capital employed of 15% per annum will enable 50% of such options granted in these years to become exercisable, rising on a sliding scale to 100% for achieving a return on capital employed of 20% or more. With effect from October 1999, the maximum return on capital employed required to permit exercise of 100% of options granted was reduced from 20% to 17.5% and the sliding scale was adjusted accordingly.

Back to Contents

Options granted in, and subsequent to, November 2003 may not be exercised unless growth in earnings per share over the period of three fiscal years (from the fiscal year immediately prior to date of the grant) exceeds growth in the UK Retail Price Index over the same period by at least 9%. For options so granted in excess of 100% of salary the earnings per share growth has to exceed the growth in the UK Retail Price Index by at least 12%, rising to 21% for awards greater than 250% of salary. To the extent that the performance condition is not fully met for options granted in November 2003, the satisfaction of the condition will be retested on the fourth anniversary of the award, but from the same fixed base, with the further requirement that the earnings per share growth has to exceed the growth in the UK Retail Price Index by at least 12%, rising to 28% for awards greater than 250% of salary. Awards made from 2004 will not benefit from any such retest of the satisfaction of the performance condition.

Individual limit – Under the 1984 and 1989 Schemes, the maximum number of shares over which a participant may be granted an option on any date is subject to the limit that the aggregate exercise price of that option, when added to the aggregate exercise prices of shares comprised in any extant options to subscribe for shares granted to the participant within the previous ten years under the Executive Option Schemes and any other employee share option scheme operated by Wolseley (excluding shares which are the subject of options granted under any savings related share option scheme and any shares issued upon the exercise of options), may not exceed four times the participant’s total remuneration for Wolseley’s current or preceding fiscal year (whichever of those years gives the greater amount) or, where the participant did not receive remuneration for the preceding fiscal year, four times his total remuneration for the 12 month period beginning with the first day of the current fiscal year in which the participant received remuneration. The maximum number of shares over which a participant may be granted an option under the 2003 Scheme may not exceed an amount equal to three times base salary for UK and other European-based executives and five times base salary for US based executives, although the remuneration committee may, as it so determines, also use the higher limit in exceptional circumstances. It is the remuneration committee’s intention that for the year ending July 31, 2007, awards will not exceed 225% of base salary (or 300% in the case of the US executive directors).

Exercise of options – Unvested options may be exercised in whole or in part following the earliest of (i) the expiration of three years from the date of grant of the option subject to the satisfaction of the relevant performance condition; (ii) the participant’s termination of employment by reason of his death, injury or disability (and, in the case of the 1984 Executive Share Option Scheme, redundancy and, in the case of options granted under the 2003 Scheme subject to both the satisfaction of the relevant performance condition and to the exercise of a discretion by the remuneration committee); (iii) the participant’s termination of employment for any reason other than death, injury or disability if the Board in its absolute discretion so determines (under the 1984 and 1989 Schemes and, in the case of anticipated retirement, awards made under the 2003 Scheme will be exercisable only after the third anniversary of grant and subject to the satisfaction of the relevant performance condition); or (iv) the date the option becomes exercisable upon a change of control of Wolseley or the winding up of Wolseley (save in the case of options granted under the 2003 Scheme where, in addition, the remuneration committee must be satisfied that Wolseley’s performance over the curtailed period justifies vesting). Upon a change of control of Wolseley whereby Wolseley is under the control of another company or the business of Wolseley is carried on by another company, and subject to the Companies Act 1985 (the “Companies Act”), the general corporations law of England and Wales, a participant generally may exercise an option at any time within a six month period following the later of the date on which control of Wolseley passes to an acquirer and the date on which the offer to acquire becomes unconditional to exercise any unexercised option then held by the participant. Upon the voluntary winding-up of Wolseley, the participant may exercise an option upon receipt of notice of a meeting to consider such matter. The exercise of vested options under the 1984 and 1989 Schemes is governed by the provisions noted above. The exercise of vested options under the 2003 Scheme must take place within six months of termination of employment by reason of injury, disability, ill health, redundancy or by reason that the participant’s office or employment is in a company which ceases to be a Group company (or 12 months in the event of death), or within one month of termination of employment for those employees who resign or who are dismissed otherwise than for cause.

Back to Contents

Lapse of options – An option lapses under the 1984 and 1989 Schemes (to the extent that it has not been previously exercised) upon the earliest of (i) the expiration of ten years from its date of grant; (ii) the expiration of 12 months from the date of participant’s death; (iii) the expiration of 12 months from the date upon which the participant’s employment terminates by reason of injury or disability (and in the case of the 1984 Scheme, redundancy); (iv) the expiration of 18 months from the date on which the participant retires from employment; (v) the date on which the participant’s employment is otherwise terminated; (vi) upon a change of control of Wolseley, the date that is immediately after the expiration of the applicable six month time period for exercise of options; or (vii) upon the voluntary winding-up of Wolseley, a date that is immediately after the commencement of such winding up of Wolseley. An option lapses under the 2003 Scheme (to the extent that it has not previously been exercised) upon the earliest of (i) the fourth anniversary of grant to the extent that awards granted in November 2003 and June 2004 have not satisfied the performance condition; (ii) the third anniversary of grant to the extent that awards granted after November 2004 have not satisfied the performance condition; (iii) six months (or 12 months in the case of death) after termination of employment (or death) to the extent that the option award has satisfied the performance condition where termination occurs otherwise than by resignation or dismissal for cause; (iv) one month after termination of employment to the extent that the award has satisfied the performance condition where termination occurs by resignation or dismissal otherwise than for cause; (v) immediately upon termination of employment by reason of death, injury, disability, ill health, expected retirement, redundancy and sale of a Group employing company, unless the remuneration committee otherwise exercises its discretion and, subject thereto, to the satisfaction of the proportionate part of the performance condition as at that time.

Issue of shares – Shares issued and allotted to any person pursuant to the Executive Option Schemes are entitled to receive all dividends and other distributions paid by reference to a record date falling on or after the date on which the allottee is entered on the register of shareholders of Wolseley and shall in all other respects rank equally with other shares issued by Wolseley of the same class.

Employees Savings Option Schemes

Eligibility – Under the UK Option Scheme, all UK directors and employees of Wolseley with at least six months’ service prior to the applicable results announcement of Wolseley which immediately precedes a grant of options are eligible to participate in the UK Option Scheme. Under the Irish Option Scheme, all Irish directors and employees of Wolseley with one year’s service on the date of Wolseley’s Annual General Meeting immediately preceding a grant of options are eligible to participate in the Irish Option Scheme. The Board has discretion to include other employees. At July 31, 2006, there were approximately 4,500 participants in the Employees Savings Option Schemes.

Options – Options under the Employees Savings Option Schemes entitle the participant to acquire Wolseley’s ordinary shares. Options will be personal to the participant and his or her personal representatives and may not be transferred or assigned. No payment is required for the grant of an option.

Exercise price – The exercise price of an option under the Employees Savings Option Schemes is determined by the Board and may not be less than the greater of (i) the price which is the higher of (a) eighty percent and (b) such greater percentage as may be required by appropriate tax legislation, of the middle market quotation for ordinary shares for such dealing day falling as near to (but not earlier than) 30 days immediately preceding the date of grant, as derived from The London Stock Exchange Daily Official List; or (ii) the nominal value of an ordinary share.

Grant of options – Options may be granted with durations of three, five or, for the UK Option Scheme, seven years. Participants choose the duration of their option at the time of grant. It is a condition of granting an option that participants enter into a savings contract with an approved savings institution under which participants save between £10 and £250 per month (for the UK Option Scheme) or €12 and €320 per month (for the Irish Option Scheme), for a three year (36 monthly contributions) or five and seven year (60 monthly contributions in each case) period depending on whether they have chosen a three, five or seven year option. After either 36 or 60 monthly contributions have been made, the three or five year option matures, a bonus is payable and participants may exercise their options and buy ordinary shares in Wolseley at the exercise price. Participants who choose a seven year option at the time of grant are required to leave their savings accumulated over five years undistributed for another two years, at which time a further bonus is payable and they may exercise their option. Options may be exercised only with the available proceeds of the savings contract together with the applicable bonus. Participants may withdraw from a savings contract at any time (though their options will then lapse) and are not obligated to exercise an option when the contract matures at the relevant bonus date. All savings contracts of any individual which are linked to options are aggregated for the purposes of an overall limit on savings of £250 or €320 per month (as the case may be) per participant. No options may be granted more than 10 years after the first grant of options under the Employees Savings Option Schemes. The UK Option Scheme was extended for ten years in 1991, and approval was further renewed until December 2011 at the Extraordinary General Meeting of Wolseley shareholders held on December 14, 2001.

Back to Contents

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

Issue of ordinary shares – Ordinary shares purchased on the exercise of options granted under a savings contract will rank equally with the issued ordinary shares, except for rights attaching to ordinary shares by reference to a record time or date preceding the time or date of purchase.

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

Upon exercise, participants received an award in an amount determined by a formula reflecting the value of the ordinary shares on the date of exercise. Awards were automatically exercisable upon the earlier to occur of a specified date during the year that was the fifth year anniversary of the date of grant or a specified date during the year in which there was a change of control of Wolseley or a resolution to wind up Wolseley had been approved. A participant’s awards lapsed upon his termination of employment from a company participating in the SAP. The final awards granted under the SAP were exercised during the fiscal year ended July 31, 2006. There are no outstanding awards under the SAP. The SAP has been succeeded by the Wolseley Employee Share Purchase Plan 2001.

Wolseley Employee Share Purchase Plan 2001 (the “Purchase Plan”)

On September 21, 2001, Wolseley established the Purchase Plan in place of the SAP noted above. The Purchase Plan (which is a US Revenue Code Section 423 Plan) offers to eligible employees of participating companies the opportunity to purchase ordinary shares (which include ADSs evidencing ordinary shares) through share options granted to them under the Purchase Plan. An employee or director of a participating company is eligible to participate in the Purchase Plan if he or she (i) has been employed continuously by a participating company for at least one year, (ii) customarily works more than twenty hours per week for a participating company and (iii) customarily works more than five months in a calendar year for a participating company. Wolseley directors may participate in the Purchase Plan if they satisfy the foregoing requirements. The Purchase Plan will be extended into 12 countries across Europe during 2007, and the rules of the Purchase Plan will be amended by means of a European schedule to allow the Purchase Plan to run in parallel with the UK and Irish Employees Savings Option Schemes, without amending the rules of the Purchase Plan.

Eligibility – Employees participate in the Purchase Plan by submitting an enrollment form, which specifies the amount of their compensation that will be withheld and accumulated for Purchase Plan purposes. The amount of compensation to be withheld must be at least $25 per month but not more than $400 per month (or such other minimum or maximum amounts as may be established by the Board from time to time). Compensation that is withheld is applied to the purchase of ordinary shares as of the applicable exercise date unless the participant has terminated employment or withdrawn from the Purchase Plan before that date.

Back to Contents

Option Price – The option price per share for ordinary shares purchased on the exercise of an option granted under the Purchase Plan shall not be less than 85% of the Fair Market Value of the ordinary shares on the date of grant (but in all cases must be at least the nominal value of an ordinary share). The term “Fair Market Value” means, on any given date, the closing middle market quotation of an ordinary share as derived from the London Stock Exchange Daily Official List or the primary stock exchange on which the ordinary shares are listed.

A participant may discontinue his or her participation in the Purchase Plan at any time by giving written notice to that effect to the Board at any time prior to the exercise date. The amount credited to a participant’s account will be distributed to the participant upon a withdrawal from the plan.

The award made in March 2005, at an option price of 935.85 pence per share to purchase 2,780,555 ordinary shares was granted to 9,977 employees – 2,457,792 options over ordinary shares were granted to 9,036 employees based in the US and 322,763 options over ordinary shares were granted to 941 employees based in Canada. A total of 1,448,272 options vested on May 15, 2006. The award made in March 2006, at an option price of 1236 pence per share to purchase 817,439 ordinary shares was granted to 8,593 employees – 764,844 options over ordinary shares were granted to 8,151 employees based in the US and 52,595 options over ordinary shares were granted to 442 employees based in Canada. These options over ordinary shares will be available for exercise no later than May 21, 2007.

Share option information

As of October 31, 2006, there were outstanding options to purchase a total of 3,161,090 ordinary shares that had been granted by Wolseley to its directors and senior management. Details of options outstanding under the Executive Option Schemes and the Employees Savings Option Schemes and of the interests of the directors and senior management in such schemes as of October 31, 2006 are set out below:

	Number of ordinary	Range of exercise prices
	shares issuable upon	per ordinary share	Range of
Title of plan	exercise	(pence per share)	expiration dates

Executive Option Schemes	14,582,218	349.75 – 1281.00	11/2005 – 03/2016
Employees Savings Option Schemes	3,624,909	251.00 – 1236.00	04/2006 – 12/2013

Back to Contents

Executive option schemes
					Options at	Options at
	Exercise price per	Options			October 31, 2006	August 1, 2005
	ordinary share	exercisable	Options at		(or date of	(or date of
Name of director/senior manager	(pence per share)	between	July 31, 2006		resignation)	appointment)

Charles A. Banks(a) (b)	483.50	2000-2007	22,615		22,615	22,615
	381.00	2001-2008	9,235		9,235	9,235
	397.00	2002-2009	6,815		6,815	6,815
	468.00	2004-2011	400,000		400,000	400,000
	467.00	2004-2011	135,400		135,400	135,400
	543.00	2005-2012	213,161		213,161	225,000
	743.00	2006-2013	263,098	(d)	263,098	263,098
	949.00	2007-2014	153,429	(d)	153,429	153,429
	1185.00	2008-2015	138,010	(d)	138,010	—

Adrian Barden(a)	381.00	2001-2008	—		—	6,000
	397.00	2002-2009	—		—	8,000
	349.75	2003-2010	—		—	13,000
	467.00	2004-2011	7,600		—	7,600
	543.00	2005-2012	20,000		—	20,000
	743.00	2006-2013	60,000	(d)	60,000	60,000
	949.00	2007-2014	27,924	(d)	27,924	27,294
	1185.00	2008-2015	36,279	(d)	36,279	—

Fenton N. Hord(a)	349.75	2003-2010	40,000		40,000	50,000
	467.00	2004-2011	75,000		75,000	75,000
	543.00	2005-2012	60,000		60,000	60,000
	743.00	2006-2013	65,037	(d)	65,037	65,037
	949.00	2007-2014	78,162	(d)	78,162	78,162
	1185.00	2008-2015	68,474	(d)	68,474	—

Claude A. S. Hornsby(a)	485.00	2004-2011	—		—	14,762
	467.00	2004-2011	—		—	14,600
	543.00	2005-2012	—		—	80,000
	743.00	2006-2013	101,871	(d)	101,871	101,871
	949.00	2007-2014	101,321	(d)	101,321	101,321
	1185.00	2008-2015	117,179	(d)	117,179	—

Robert H. Marchbank(a)	349.75	2003-2010	—		—	15,000
	467.00	2004-2011	30,000		30,000	30,000
	543.00	2005-2012	30,000		30,000	30,000
	743.00	2006-2013	30,000	(d)	30,000	30,000
	949.00	2007-2014	34,195	(d)	34,195	34,195
	1100.00	2008-2015	50,000	(d)	50,000	50,000
	1185.00	2008-2015	62,869	(d)	62,869	—

Back to Contents
					Options at	Options at
	Exercise price per	Options			October 31, 2006	August 1, 2005
	ordinary share	exercisable	Options at		(or date of	(or date of
Name of director/senior manager	(pence per share)	between	July 31, 2006		resignation)	appointment)

Frank W. Roach (b)	543.00	2005-2012	25,000		25,000	25,000
	743.00	2006-2013	30,000	(d)	30,000	30,000
	949.00	2007-2014	21,711	(d)	21,711	21,711
	1185.00	2008-2015	27,341	(d)	27,341	27,341
	1281.00	2009-2016	50,000	(d)	50,000	—

Stephen P. Webster(a)	483.50	2000-2007	7,000		7,000	9,450
	381.00	2001-2008	5,000		5,000	25,000
	397.00	2002-2009	22,000		22,000	22,000
	349.75	2003-2010	50,000		50,000	50,000
	467.00	2004-2011	75,000		75,000	75,000
	543.00	2005-2012	80,000		80,000	80,000
	743.00	2006-2013	90,679	(d)	90,679	90,679
	949.00	2007-2014	79,293	(d)	79,293	79,293
	1185.00	2008-2015	90,189	(d)	90,189	—

Mark J. White(a)	543.00	2005-2012	—		—	20,000
	743.00	2006-2013	20,000	(d)	20,000	20,000
	949.00	2007-2014	20,021	(d)	20,021	20,021
	1185.00	2008-2015	20,675	(d)	20,675	—

Notes:

(a)	The following exercises of options took place during the 2006 fiscal year, and to October 31, 2006:

	(i)	by Charles A. Banks of executive share options on December 16, 2005 in respect of 11,839 ordinary shares at a per share option price of 543.00 pence (closing middle market price 1220.00 pence);

	(ii)	by Adrian Barden of executive share options on January 16, 2006 in respect of 6,000 ordinary shares at a per share option price of 381.00 pence, 8,000 ordinary shares at a per share option price of 397.00 pence and 13,000 ordinary shares at a per share option price of 349.75 pence (closing middle market price 1290.00 pence), and of executive share options on October 18, 2006 in respect of 7,600 ordinary shares at a per share option price of 467.00 pence and 20,000 ordinary shares at a per share option price of 543.00 pence (closing middle market price 1233.00 pence); (iii) by Fenton N. Hord of executive share options on December 13, 2005 in respect of 10,000 ordinary shares at a per share option price of 349.75 pence (closing middle market price 1213.00 pence);

	(iv)	by Claude A. S. Hornsby of executive share options on December 12, 2005 in respect of 68,161 ordinary shares at a per share option price of 543.00 pence (closing middle market price 1213.00 pence); of executive share options on January 11, 2006 in respect of 14,762 ordinary shares at a per share option price of 485.00 pence; 14,600 ordinary shares at a per share option price of 467.00 pence and 11,839 ordinary shares at a per share option price of 543.00 pence (closing middle market price 1283.00 pence);

	(v)	by Robert H. Marchbank of executive share options on January 26, 2006 in respect of 15,000 ordinary shares at a per share option price of 349.75 pence (closing middle market price 1342.00 pence);

	(vi)	by Stephen P. Webster of executive share options on January 26, 2006 in respect of 2,450 ordinary shares at a per share option price of 483.50 pence and 20,000 ordinary shares at a per share option price of 381.00 pence (closing middle market price 1342.00 pence); and

	(vii)	by Mark J. White of executive share options on November 10, 2005 in respect of 20,000 ordinary shares at a per share option price of 543.00 pence (closing middle market price 1196.00 pence);

(b)	Frank W. Roach was appointed to the board with effect from December 16, 2005. Charles A. Banks left the board on July 31, 2006.

(c)	The highest middle-market per share price of Wolseley’s ordinary shares during fiscal year 2006 was 1462 pence and the lowest was 1079 pence. The year-end price at July 31, 2006 was 1140 pence per share.

(d)	Performance targets not yet met.

Back to Contents

Savings related share option schemes, including stock appreciation plan

				Options at
				July 31, 2006
				and October	Options at
	Per Share			31, 2006	August 1, 2005
	Subscription		Options Expire	(or date of	(or date of
Name of Director/Senior Manager	Price		in	resignation)	appointment)

Charles A. Banks	935.85	p	2006	—	272
	881.00	p	2008	1,075	1,075
	1236.00	p	2007	222	—
Adrian Barden	336	p	2006	—	2,008
	412	p	2008	956	956
	881	p	2010	675	675
	1164	p	2009	321	—
Fenton N. Hord	935.85	p	2006	—	272
	1236.00	p	2007	222	—
Claude A. S. Hornsby	935.85	p	2006	—	272
	1236.00	p	2007	222	—
Robert H. Marchbank	412	p	2006	—	2,293
	935.85	p	2006	—	272
	1164	p	2009	803	__
Frank W. Roach	935.85	p	2006	—	272
	1236.00	p	2007	222	—
Stephen P. Webster	412	p	2006	—	917
	1164	p	2009	803	—
Mark J. White	412	p	2008	3,986	3,986

Messrs. Banks, Hord, Hornsby, Marchbank and Roach each exercised options over 270 ordinary shares (a reduction of 2 options over ordinary shares (which lapsed) from the total of options over 272 ordinary shares listed at August 1, 2005 due to exchange rate fluctuations) under the Group’s Purchase Plan, all on May 15, 2006. The closing middle market price on May 15, 2006 was 1242.00 pence per share. Mr. Barden exercised options in respect of 2,008 ordinary shares on May 8, 2006 at a price of 336 pence per share under the UK Options Scheme. The closing middle market price on May 8, 2006 was 1378 pence per share. Mr. Webster exercised options in respect of 917 ordinary shares on June 5, 2006 at a price of 412 pence per share also under the UK Options Scheme. The closing middle market price on June 5, 2006 was 1203 pence per share.

C. Board Practices

Director Service Agreements

Wolseley is a party to director service agreements with each of the executive directors. The non executive directors do not have service agreements with Wolseley, but their appointments are terminable upon six months’ notice. All current service agreements with the executive directors are subject to a maximum 12 months’ notice of termination if given by Wolseley and 6 months’ notice of termination if given by the executive director. Such notice periods reflect current market practice and the balance that should be struck between providing contractual protection to the directors that is fair and the interests of our shareholders. The date of each service agreement and the year in which each director was last elected or re-elected are noted in the table below. There are no provisions in any service agreement for early termination payments and, in the event of early termination of any service agreement, the remuneration committee will take a robust view of the mitigation, which should be taken into account when computing any compensation payable.

Name	Date of service contract	Year of election / re-election

Fenton N. Hord	June 27, 2003	2003
Claude A. S. Hornsby	July 18, 2003	2004
Robert H. Marchbank	March 18, 2005	2005
Frank W. Roach	February 27, 2006	to be elected at the 2006 Annual
		General Meeting
Stephen P. Webster	September 25, 2002	2005

Back to Contents

Wolseley has entered into service agreements with the executive directors (each an “Executive”). Mr.Webster’s agreement provides for his employment as Group Finance Director at a current annual base salary, plus commission or bonus on a basis determined by Wolseley from time to time. Mr. Hord’s agreement provides for his employment as Chief Executive Officer of SBS at a current base salary, plus commission or bonus on a basis determined by Wolseley from time to time. Mr. Hornsby’s agreement provides for his employment as Group Chief Executive, following his appointment on August 1, 2006, at a current base salary, plus commission or bonus on a basis determined by Wolseley from time to time. Mr. Marchbank’s agreement provides for his employment as Chief Executive Officer of Wolseley Europe at a current annual base salary plus commission or bonus on a basis determined by Wolseley from time to time. Mr. Roach’s agreement provides for his employment as Chief Executive of Wolseley North America at a current annual base salary plus commission or bonus on a basis determined by Wolseley from time to time.

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

Corporate governance

The Board is committed to high standards of corporate governance throughout the Group as set out in the Combined Code on corporate governance, published by the Financial Reporting Council (“FRC”) in July 2003 (the “Code”). The Board has applied the principles and provisions in the form set out in the revised draft Combined Code published by the FRC in June 2006 (the “Revised Code”) in advance of its commencement date. The Board is accountable to Wolseley’s shareholders for good governance, and this report describes how the Board applied the principles of good governance set out in the Code and the Revised Code during the year under review.

The Board has established a number of committees, each of which has formal terms of reference (copies of which for the main committees are available from the Group Company Secretary and can be found on Wolseley’s website at www.wolseley.com) approved by the Board and complying with the Code and the Revised Code to assist in the discharge of its duties. Members of the various committees are referred to in the following paragraphs. The Group Company Secretary acts as secretary to all Board committees.

Nominations committee

The nominations committee meets on an as-needed basis and is comprised of Messrs. Whybrow (Chairman), Davis, Duff, Hornsby and Walker. Mr. Banks stepped down as a member of this committee upon his retirement on July 31, 2006 and was succeeded by Mr. Hornsby. Mr. Whybrow would not chair the committee when it considers the appointment of a successor chairman. The nominations committee reviews the structure, size and composition of the Board and its committees and makes recommendations with regard to any changes that are considered necessary, both in the identification and nomination of new directors and the continuation of existing directors in office. The committee retains external search consultants as appropriate. The nominations committee also advises the Board on succession planning for executive Board appointments although the Board itself is responsible for succession generally. The nominations committee met once during the year, and attendance of members of the committee is shown at “Item 6 –Directors, Senior Management and Employees, Paragraph A –Meeting Attendance”, although, as reported last year, a working party of the remuneration committee members was established, which met on a number of occasions, to consider the issues arising out of Mr. Banks’ retirement.

Audit committee

The audit committee comprises Messrs. Davis, Stein and Murray (who chairs the committee). The audit committee’s membership is reviewed by the nominations committee and by Mr. Murray at regular intervals. Members of the committee are appointed by the Board following recommendations by the nominations committee. The audit committee is normally comprised of three independent non executive directors, and two members constitute a quorum.

Back to Contents

Each member of the audit committee brings relevant financial experience from senior executive levels and is considered by the Board in its business judgment to be financially literate under the rules of the NYSE. The expertise and experience of the members of the audit committee are summarized at “Item 6 – Directors, Senior Management and Employees, Paragraph A – Directors and Senior Management”. The Board considers that each member of the audit committee is independent within the definition set out in the Code and under the standards and rules of the NYSE and the Sarbanes-Oxley Act of 2002 as applicable. Mr. Stein, the Audit Committee Financial Expert, is considered to have significant, recent and relevant financial experience and expertise, as he is currently Finance Director of GKN plc.

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

The committee invites the Chairman, the Group Chief Executive, the Group Finance Director, the Director of Financial Reporting and Strategic Planning, the Group Financial Controller and the Head of Internal Audit together with senior representatives of the external auditors to attend each meeting although it reserves part of each meeting for discussions without the invitees being present. Other senior management personnel are invited to present such reports as are required for the committee to discharge its duties.

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

The audit committee is required to assist members of the Board to fulfill their responsibilities related to external financial reporting and associated announcements. During the year, the audit committee reviewed the proposed introduction of a statutory operating and financial review and its subsequent replacement by a business review; the progress made towards financial reporting under IFRS; the interim and annual financial statements and the restatement of the 2005 preliminary statement under IFRS; the interim and preliminary announcements made to the London and New York Stock Exchanges and Wolseley’s annual report on Form 20-F, having received the appropriate information on the accounting principles, policies and practices adopted in the preparation of the accounts; changes proposed to those principles, policies and practices; significant accounting issues; operation of Wolseley’s whistleblowing policy; litigation and contingent liabilities and tax matters, including contingencies against tax liabilities together with compliance with statutory tax obligations.

The audit committee is also responsible for the development, implementation and monitoring of Wolseley’s policy on external audit. The audit committee reserves oversight responsibility for monitoring the independence, objectivity and compliance with ethical and regulatory requirements. The audit committee recommends the appointment and reappointment of Wolseley’s external auditors and reviews the scope, results (including schedules of unadjusted errors, where applicable, and representation letters) and cost-effectiveness of the audit as well as the auditors’ remuneration and performance. The audit committee also ensures that key partners within the external auditors are rotated from time to time in accordance with both UK and US rules. In line with this policy, there was a rotation of the Group audit engagement partner for the fiscal year ended July 31, 2006. The audit committee also monitors the extent of non-audit work which the external auditors can perform, to ensure that the provision of those non-audit services that can be undertaken by the external auditors falls within the agreed policy and does not impair their objectivity or independence. Under the policy, the external auditors cannot be engaged to perform any of the following services:

<<<<

Back to Contents
•	bookkeeping services related to accounting records or financial statements;

•	financial information systems’ design and implementation;

•	appraisal or valuation services, fairness opinions and contributions in kind reports;

•	actuarial services;

•	internal audit outsourcing services;

•	management functions including human resources;

•	broker or dealer, investment adviser or investment banking services; or

•	legal and other services unrelated to the audit.

The policy requires pre-confirmation by the audit committee of any non-audit work subject to de minimis levels. The external auditors provide audit related services such as regulatory and statutory reporting as well as formalities relating to shareholder or other circulars. The external auditors report to the committee any material departures from Group accounting policies and procedures that they identify during the course of their audit work. Within the constraints of applicable UK and US rules, the external auditors undertake due diligence reviews and provide assistance on tax matters given their in-depth knowledge of the Group’s business. The provision of non-audit services within such constraints and the agreed policy is assessed on a case-by-case basis so that the best-placed adviser is retained. During the year the committee reviewed the effectiveness of the external auditors and considered whether the agreed plan had been fulfilled and the reasons for any variation from the plan. The committee also considered the external auditors’ robustness and the degree to which the external auditors were able to assess key accounting and audit judgments and the context of the management letter.

The committee reviews annually a formal letter provided by the external auditors confirming their independence and objectivity within the context of applicable regulatory requirements and professional standards. The audit committee also reviewed the terms, areas of responsibility and scope of the audit as set out in the external auditors’ engagement letter; the overall work plan for the forthcoming year, together with the associated fee proposal; any major issues which arose during the course of the audit and their resolution; key accounting and audit judgments; the level of errors identified during the audit; and the recommendations made to management by the auditors and management’s response.

The total fees paid to PricewaterhouseCoopers LLP in fiscal year 2006 were £9.6 million (2005: £7.2 million), of which £4.2 million (2005: £3.4 million) related to non-audit work. The increase in audit fees relates principally to work in respect of Sarbanes-Oxley Section 404.

The audit committee also reviews the effectiveness of the Group’s internal audit function and its relationship with the external auditors, including internal audit plans and performance. Throughout the year, the committee reviewed the internal audit function’s plans and its achievements against plans. The audit committee considered the results of the audits undertaken by the internal audit function and considered the adequacy of management’s response to matters raised, including the time taken to resolve any such matters. The committee has also monitored the established policy which it approved regarding the recruitment of staff from both the external auditors and from KPMG LLP. The audit committee reviews internal audit reports and considers the effectiveness of the function.

The audit committee also reviews, where practicable, all proposed announcements to be made by Wolseley to the extent that they contain material financial information. It also reviews disclosures made by the Group Chief Executive and Group Finance Director during the certification process for this report concerning the design and operation of internal controls or material weaknesses in the controls, including any fraud involving management or other employees involved in the Group’s financial controls. The committee monitors and reviews the effectiveness of the Group’s internal control systems, accounting policies and practices, standards of risk management and risk management procedures and compliance controls as well as the Group’s statements on internal controls before they are agreed by the Board for each year’s annual report. The audit committee has also monitored Wolseley’s response to the requirements of the Sarbanes-Oxley Act as they apply to foreign private issuers, with particular focus on the progress made in evaluating internal controls as required by Section 404 of that Act. The Board retains overall responsibility for internal control and the identification and management of business risk. During the year, the committee also reviewed the processes which have been embedded throughout the Group to implement compliance with IFRS reporting requirements.

Back to Contents

Wolseley’s whistleblowing policy (which is an extension of the Groupwide Code of Ethics) sets out arrangements for the Company Secretary to receive, in confidence, complaints on accounting, risk issues, internal controls, auditing issues and related matters which would, as appropriate, be reported to the committee. A copy of the Code of Ethics is available on Wolseley’s website at www.wolseley.com as referred to at “Item 16B – Code of Ethics”.

Each year the audit committee critically reviews its own performance and considers where improvements can be made. The committee’s terms of reference, which had been approved in October 2004, were reviewed during the year and it was agreed that no amendments were required.

Remuneration committee

The remuneration committee comprises Messrs. Davis, Duff (who chairs the committee) and Walker, all of whom are independent within the definition set out in the Code. Mr. Duff succeeded Mr. Walker as chairman of the committee on November 1, 2005. The remuneration committee met five times during the fiscal year, and director attendance for each meeting is shown at “Item 6 – Directors, Senior Management and Employees, Paragraph A – Meetings Attendance”. The remuneration committee is responsible for making recommendations on remuneration to the Board. During the year, as part of its evaluation process, the committee reviewed its terms of reference, which had been approved in July 2004. It was agreed that no amendments were required. Copies of these terms of reference are available from the Company Secretary or on Wolseley’s website at www.wolseley.com. The chairman of the remuneration committee attends the Annual General Meeting to respond to any shareholder questions that might be raised on the committee’s activities.

Executive committee

The executive directors of Wolseley, together with Mr. Barden, who has been responsible for Wolseley UK Limited since August 1, 2003 and who became Senior Vice President with effect from October 1, 2006 and Mr. White, the Group Company Secretary & Counsel, meet at least eight times each fiscal year, often on the day before formal Board meetings. The executive committee addresses operational business issues and shares best practise, thereby allowing the directors more time at Board meetings to focus on strategy.

Treasury committee

The treasury committee comprises the Group Chief Executive, the Group Treasurer and the Group Finance Director, who acts as its Chairman. Mr. Banks stepped down as a member of this committee upon his retirement on July 31, 2006 and was succeeded by Mr. Hornsby. The role of the committee is to consider treasury policy, tax matters and related party transactions on behalf of the Group within a framework delegated by the Board. The treasury committee meets approximately six times each fiscal year, as required by the demands of the business.

Internal audit

The internal audit function is involved in the assessment of the quality of risk management and internal control and helps to promote and further develop effective risk management within the businesses. Certain internal audit assignments (such as those requiring specialist expertise) continue to be outsourced by the Head of Internal Audit to KPMG LLP as required. A policy has been established regarding the recruitment of staff from both KPMG LLP and PricewaterhouseCoopers LLP. The audit committee reviews internal audit reports and considers the effectiveness of the internal audit function.

Compliance statement

Wolseley applied all the principles set out in section 1 of the Code and the Revised Code for the period under review and has, throughout the fiscal year, complied with the detailed provisions set out therein, save that, during the period from December 16, 2005 to July 31, 2006 there was an imbalance between executive and non executive directors on the Board, and following the introduction of a new directors’ bonus scheme in 2000, the pensionable salary of one executive director includes his bonus capped at a fixed amount.

Wolseley’s auditors, PricewaterhouseCoopers LLP, are required to review whether the above statement reflects Wolseley’s compliance with the nine provisions of the Code specified for external auditor review by the Listing Rules of the UK Listing Authority and to report if it does not reflect such compliance. No such report has been made.

Back to Contents

New York Stock Exchange – corporate governance requirements

Whilst Wolseley, as a foreign private issuer, is not required to comply with the measures set by the board of the New York Stock Exchange, to strengthen corporate accountability it does comply in all material respects with those standards. Those standards state that companies should have a nominating/corporate governance committee composed entirely of independent directors with written terms of reference, which develops and recommends to the Board a set of corporate governance principles for the Company. Details of Wolseley’s nominations committee are set out at “Item 6 – Directors, Senior Management and Employees, Paragraph C – Board Practices”. The nominations committee does not develop corporate governance principles for the Board to approve. The Board itself approves Wolseley’s overall system of internal controls, governance and authority limits. A majority of the members of the nominations committee are independent non executive directors and all such directors sit on the Board. Wolseley’s practice, in accordance with the UK Companies Act and the Code in relation to the appointment and termination of the external auditors, is that a recommendation is made by the audit committee to the Board, which will then make a recommendation to shareholders in general meeting. This differs from US procedures, where the external auditors are accountable to the audit committee, which has the authority to appoint or dismiss the external auditors without reference to the shareholders.

The Sarbanes–Oxley Act, the Securities and Exchange Commission and the New York Stock Exchange introduced rules in July 2005 requiring Wolseley to comply with a number of provisions relating to the audit committee. These include a requirement related to the independence of audit committee members and procedures for the treatment of complaints regarding accounting or auditing matters. Wolseley is fully compliant with these requirements.

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

The systems are designed to manage rather than eliminate the risk of failure to achieve the Group’s objectives, safeguard the Group’s assets against material loss, fairly report the Group’s performance and position and to ensure compliance with relevant legislation, regulation and best practice including that related to social, environmental and ethical matters. The systems provide reasonable, not absolute, assurance against material misstatement or loss. Such systems are regularly reviewed by the Board to deal with changing circumstances. A summary of the key financial risks inherent in Wolseley’s business is included under “Item 3 – Key Information, paragraph D – Risk Factors Relating to Wolseley’s Industry and Business”. Risk assessment and evaluation is an integral part of the annual planning cycle. Each business documents the strategic objectives and the effectiveness of the Group’s systems of internal control. As part of this review, each business area and function has been required to identify and document each significant risk, together with the mitigating actions implemented to manage, monitor and report to management on the effectiveness of these controls. Senior managers are also required to sign bi-annual confirmations of compliance with key procedures and to report any breakdowns in, or exceptions to, these procedures. Summarized results have been presented to senior management (including to the executive committee) and to the audit committee. These processes have been in place throughout the fiscal year ended July 31, 2006 and have continued to the date of this annual report. The Board has reviewed the effectiveness of the Group’s system of internal control for the year under review, and a summary of the principal control structures and processes in place across the Group is set out below.

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

Back to Contents

Control processes

The Board reviews its strategic plans and objectives on an annual basis and approves Group company budgets and strategies in light of these. Control is exercised at Group, continental and subsidiary boards level through monthly monitoring of performance by comparison to budgets, forecasts and cash targets, and by regular visits to Group companies by the Group Chief Executive, Group Finance Director and by the Chief Executives of each continent. Group companies approve and submit risk reports to the audit committee on a bi-annual basis, summarizing the key risks facing their businesses and the controls in place to manage those risks. These reports, together with reports on internal control and departures, if any, from established Group procedures prepared by the internal and external auditors, are reviewed by the Group Finance Director and the audit committee. Group companies also submit annual risk and internal control representation letters to the Group Finance Director on internal control and risk management issues, with comments on the control environment within their operations. The Group Finance Director summarizes these submissions for the audit committee, and the chairman of the audit committee reports to the Board on any matters which have arisen from the committee’s review of the way in which the risk management and internal control processes have been applied. Key management of Group companies are also required to support the disclosures and attestations that the Group Chief Executive and Group Finance Director are required to give under the Sarbanes-Oxley Act.

The Board has formal procedures in place for the approval of investment and acquisition projects, with designated levels of authority, supported by post investment review processes for selected acquisitions and major capital expenditures. The Board considers social, environmental and ethical matters in relation to the Group’s businesses and assesses these when reviewing the risks faced by the Group. The Board is conscious of the effect such matters may have on the short and long-term value of Wolseley. Wolseley’s external auditors and the Head of Internal Audit attend audit committee meetings and receive its papers. The report of the audit committee is set out at “Item 6 – Directors, Senior Management and Employees, Paragraph C – Board Practices, Audit Committee”, and the audit committee members regularly meet the Head of Internal Audit and the external auditors without the presence of executive management.

Wolseley is required to comply with applicable US regulations, including the Sarbanes-Oxley Act, insofar as they apply to foreign private issuers. Accordingly, Wolseley has established a disclosure committee comprising the Group Chief Executive, Group Finance Director, Group Financial Controller, Director of Financial Reporting and Strategy and the Group Company Secretary and Counsel. The Group Chief Executive and Group Finance Director have evaluated the effectiveness of Wolseley’s disclosure controls and procedures as of July 31, 2006. Based on such evaluation, such officers have concluded that, as of that date, Wolseley’s disclosure controls and procedures were effective. There were no significant changes in Wolseley’s disclosure controls and procedures or in other factors that could significantly affect those controls subsequent to the date that the evaluation was completed.

In accordance with the requirements of Section 404 of the Sarbanes-Oxley Act, Wolseley’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, as amended. Wolseley’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, including the reconciliations required under US GAAP. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of Wolseley’s financial statements would be prevented or detected.

Wolseley’s management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that Wolseley’s internal control over financial reporting was effective as of July 31, 2006.

PricewaterhouseCoopers LLP, which has audited the consolidated financial statements of the Group for the fiscal year ended July 31, 2006, has also audited management’s assessment of the effectiveness of Wolseley’s internal control over financial reporting; their report is included herein.

Certifications by the Group Chief Executive and Group Finance Director as required by the Sarbanes-Oxley Act are submitted as exhibits to this Form 20-F.

Back to Contents

D. Employees

As of July 31, 2006, Wolseley had 72,750 employees, including 43,154 employees in North American Distribution and 29,441 employees in European Distribution.

A small proportion of Wolseley’s employees are covered by collective bargaining or other similar labor agreements. Historically, the effects of collective bargaining and other similar labor agreements on the Group have not been significant. Any inability by Wolseley to negotiate acceptable new contracts with unions could cause strikes or other work stoppages, and new contracts could result in increased operating costs. While there are a few collective bargaining agreements covering Wolseley employees which are in the process of being renegotiated, the non-renewal of these contracts would not have a material impact on Wolseley’s operations. At this time, Wolseley does not currently anticipate any problems re-negotiating acceptable contracts in these cases.

E. Share Ownership

The following table sets forth information known to Wolseley with respect to the beneficial ownership of Wolseley’s ordinary shares as of October 31, 2006 by each of Wolseley’s executive and non executive directors and members of Wolseley’s senior management in office on such date. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares subject to stock options currently exercisable or exercisable within 60 days are deemed to be outstanding for computing the percentage ownership of the person holding these options and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person. Subject to community property laws where applicable, the persons named in the table have sole voting power and investment power with respect to all ordinary shares shown as beneficially owned by them.

	Number of Shares
	Beneficially	Percentage
	Owned at	of Shares
Name	October 31, 2006	Outstanding

Adrian Barden	19,735	*
Gareth Davis	10,664	*
Andrew J. Duff	7,006	*
Fenton N. Hord	91,470	*
Claude A.S. Hornsby	57,709	*
Robert H. Marchbank	26,462	*
James I. K. Murray	7,000	*
Frank W. Roach	27,248	*
Nigel M. Stein	4,500	*
Robert M. Walker	10,908	*
Stephen P. Webster	50,220	*
Mark J. White	4,674	*
John W. Whybrow	70,284	*

* denotes less than 1% of issued share capital of Wolseley.

As of both July 31, 2006 and October 31, 2006, none of the directors had any beneficial interest in the shares of any Wolseley subsidiary. Apart from contracts of employment, none of the persons listed above had a material beneficial interest in any contract of significance to which Wolseley or any of its subsidiaries was a party during the fiscal year ended July 31, 2006 or the period from then until October 31, 2006. For information regarding option ownership and equity plans, see “Item 6 – Directors, Senior Managers and Employees, Paragraph B – Compensation”.

Back to Contents

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Wolseley does not presently have any 5% or greater shareholders. Under the Companies Act 1985, holders of voting securities of a listed UK company must notify Wolseley of the level of their holding whenever it reaches, exceeds or falls below specified thresholds. These thresholds are 3% (beneficial) and 10% (non-beneficial) and every one percentage movement in the number of shares held which have voting rights. The following table sets forth, as of October 31, 2006, the number of ordinary shares held by holders of more than 3% and their percentage ownership which have been notified to Wolseley in accordance with the provisions noted above.

Name	%

Lloyds TSB Group plc	4.126
Barclays plc	3.020
Legal & General Investment Management Limited	3.000

None of Wolseley’s major shareholders has voting rights different from any other shareholder.

As of October 31, 2006, Wolseley had a total of 14,648 shareholders who owned a total of 657,303,997 ordinary shares. Of these, 14,238 were registered with addresses in the UK and collectively these shareholders owned a total of 651,857,106 ordinary shares, representing 99.17% of Wolseley’s outstanding ordinary shares, including those held through ADSs. Wolseley is not directly or indirectly controlled by another corporation, government or by any other legal or natural person.

As of October 31, 2006, 790,195 ordinary shares were held on record in the US, held by 46 record holders and representing less than 0.0012% of the total number of ordinary shares outstanding and 49,635 ordinary shares were held on record in Canada by 13 record holders. As of October 31, 2006, ADRs evidencing 8,510,349 ADSs were held by 36 record holders. There may be additional beneficial owners resident in the US that have not been specifically identified.

B. Related Party Transactions

Details of the Group’s material related party transactions are set out in Note 36 to the financial statements.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial information

Wolseley’s financial condition is presented in the Consolidated Financial Statements and related notes filed as part of this Annual Report on Pages F-1 through F-71.

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

Back to Contents

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

	London Stock Exchange		NYSE (US Dollars per)
	(pence per) Ordinary Share		ADS(1)

Period	High	Low	High	Low

	(p)	(p)	($)	($)
Fiscal year 2001	546.00	260.00	42.00	26.01
Fiscal year 2002	750.00	370.00	55.40	26.00
Fiscal year 2003	706.75	600.00	60.24	48.50
Fiscal year 2004	875.00	649.00	33.45	21.60
Fiscal year 2005
First Quarter	971.00	822.00	35.35	30.75
Second Quarter	1098.50	877.00	42.25	34.65
Third Quarter	1149.00	1048.00	44.59	40.77
Fourth Quarter	1202.00	1040.00	43.40	39.54

(1)	Each ADS represented five Wolseley ordinary shares until February 2, 2004 when the ratio was altered such that each ADS represented two Wolseley ordinary shares. The market quotations shown in the table above for periods prior to February 2, 2004 have not been adjusted to reflect the subsequent ratio of two ordinary shares per ADS.

Back to Contents
	London Stock Exchange		NYSE (US Dollars per)
	(pence per) Ordinary Share		ADS(2)

Period	High	Low	High	Low

	(p)	(p)	($)	($)
Fiscal year 2006
First Quarter	1240.00	1102.00	22.03	19.88
Second Quarter	1356.00	1164.00	24.51	20.53
Third Quarter	1462.00	1350.00	25.99	24.05
Fourth Quarter	1396.00	1079.00	26.10	20.32
May 2006	1396.00	1181.00	26.10	22.55
June 2006	1225.00	1101.00	23.50	20.75
July 2006	1194.00	1079.00	22.46	20.32
August 2006	1155.00	1063.00	22.19	20.35
September 2006	1193.00	1094.00	22.70	20.73
October 2006	1263.00	1134.00	24.22	21.63

(2)	The Company further changed the ratio with effect from June 30, 2006 such that each ADS represented one Wolseley ordinary share. The market quotations shown in the table above for the fiscal year 2006 have been adjusted to reflect the ratio of one ordinary share per ADS.

B. Plan of Distribution

Not applicable.

C. Markets

The principal trading market for the ordinary shares is the London Stock Exchange. Wolseley’s ADSs, each representing one ordinary share, are listed on the NYSE under the symbol ‘WOS’. The ADSs are evidenced by ADRs issued by The Bank of New York, as Depositary under the Amended and Restated Deposit Agreement, originally dated as of February 2, 2004, and restated as of June 30, 2006, among Wolseley, the Depositary and the holders from time to time of ADRs (the “Deposit Agreement”).

D. Selling Shareholders

Not applicable.

Back to Contents

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

C. Material Contracts

On November 16, 2005, Wolseley raised $1.2 billion through the private placement of fixed and floating senior unsecured notes. The funds raised are being used principally to fund the Group’s working capital and refinance existing facilities that are due to mature within the next two years. Of the eight tranches, six are at fixed rates with maturities ranging from 3 to 15 years and two tranches are floating with maturities of 3 and 7 years. Exhibit 4.24 to this document contains the note and guarantee agreement.

On June 2, 2006 Wolseley agreed to a € 2.8 billion, five year, multicurrency revolving facility agreement with a syndicate of banks. Exhibit 4.34 to this document contains the loan facility and guarantee agreement.

On September 13, 2006, Wolseley agreed to a borrowing facility of €1.5 billion with six of its relationship banks. The purpose of the facility was to finance the purchase of the equity of the DT Group, which was completed on September 25, 2006. A repayment of €1.0 billion was made on September 28, 2006, and the facility was reduced to €500 million. This facility will mature on March 31, 2008, but may be repaid at any time prior to this date.

On July 24, 2006, Sale and Purchase Agreements were entered into between DT Holding 1 A/S and DT Officers A/S and Wolseley to acquire DT Group (formerly known as Danske Traelast), conditional only upon regulatory approval and copies of which are included in the exhibits to this Annual Report. The aggregate value of the transaction, representing the equity value of DT Group, was €1,982 million, including net debt of €484 million, (approximately $2,530 million using the prevailing exchange rate on October 31, 2006) and was completed on September 25 2006.

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

Back to Contents

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

Back to Contents

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

Back to Contents

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

Back to Contents

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

Investors must review the exhibits themselves for a complete description of the document. Investors may review a copy of Wolseley’s filings with the SEC, including exhibits and schedules filed therewith, at the SEC’s public reference facilities at the Headquarters Office, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at the Woolworth Building, 233 Broadway, 16th Floor, New York, New York, 10279 and at the Northwestern Atrium Center, 1751W. Jackson Boulevard, Suite 900, Chicago, Illinois, 60604. Investors may also obtain copies of such materials from the Public Reference Section of the SEC, at the Headquarters Office, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Investors may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

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

Back to Contents

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Treasury Risk Management

Wolseley is exposed to market risks arising from its international operations. The Group has well defined and consistently applied policies for the management of foreign exchange and interest rate exposures. There has been no change since July 31, 2006 in the major financial risks faced by the Group.

The main risks arising from the Group’s financial instruments are interest rate risk, liquidity risk and foreign currency risk. The treasury committee of the Board reviews and agrees policies for managing each of these risks, and they are summarized below. These policies are regularly reviewed. The Group’s financial instruments, other than derivatives, comprise borrowings, cash and liquid resources and various items, such as trade receivables and trade payables that arise directly from its operations. The Group also enters into derivative transactions (principally interest rate swaps and forward foreign currency contracts). The purpose of such transactions is to hedge certain interest rate and currency risks arising from the Group’s operations and its sources of finance. Details of financial instruments are shown in Note 20 of the Consolidated Financial Statements.

Derivatives are also used to a limited extent to hedge movements in the price paid for lumber. These options and futures hedging contracts mature within one year, and all are with organized exchanges. The Group’s policy is to control credit risk by only entering into financial instruments with authorized counterparties after taking account of their credit rating.

It is, and has been throughout the period under review, the Group’s policy that no trading in financial instruments or speculative transactions be undertaken.

Interest Rate Risk

Wolseley finances its operations and acquisitions through a mixture of retained profits and bank and other borrowings. Wolseley borrows in the desired currencies principally at floating rates of interest and then uses interest rate swaps to generate the desired interest rate profile thereby managing the Group’s exposure to interest rate fluctuations. At July 31, 2006, approximately £1,023 million of Wolseley’s net borrowings were at fixed rates for one year or more after taking account of swaps. Wolseley reviews deposits and borrowings by currency at treasury committee and Board meetings. The treasury committee gives prior approval to any variations from floating rate arrangements. On the basis of Wolseley’s analysis as of July 31, 2006 it is estimated that the maximum effect of a rise of one percentage point in the principal interest rates on Wolseley’s outstanding indebtedness would result in an increase in the interest charge of approximately £9 million.

Liquidity Risk

Wolseley seeks a balance between certainty of funding and a flexible, cost-effective borrowings structure. Wolseley’s policy is to ensure that, as a minimum, all projected net borrowing needs are covered by committed facilities arranged and provided by the corporate office, supplemented where appropriate by local facilities.

Wolseley’s principal sources of funds are committed bank debt and borrowings under a US private placement.

On November 16, 2005, Wolseley raised $1.2 billion through the private placement of fixed and floating senior unsecured notes. The funds raised were used principally to fund the Group’s working capital and refinance existing facilities. Of the eight tranches, six are at fixed rates with maturities ranging from 3 to 15 years and two tranches are floating with maturities of 3 and 7 years. Exhibit 4.24 to this document contains the note and guarantee agreement.

In June 2006, the Group refinanced the great majority of its bank debt with a bank syndication which raised €2,800 million with a maturity of just over 5 years. Exhibit 4.34 to this document contains the facility agreement.

Back to Contents

The year-end maturity profile of Wolseley’s centrally managed facilities at July 31, 2006 was as follows:

Facility
Maturity Date	amount £m

Less than 1 year	200
1-2 years	34
2-3 years	174
3-4 years	343
4-5 years	111
Greater than 5 years	2,282

Total	3,144

As at the year-end, undrawn committed facilities are as follows:

£m

Less than 1 year	200
1-2 years	—
Over 2 years	580

On September 25, 2006, Wolseley completed the acquisition of DT Group, for cash consideration of £1,023 million. The indebtedness of DT Group of approximately £330 million at that time was also assumed. To provide committed business facilities in respect of the funding of this acquisition, Wolseley entered into, on September 13, 2006, an 18 month €1,500 million multicurrency revolving facility agreement with a syndicate of six of its relationship banks. A repayment of €1.0 billion was made on September 28, 2006 and the facility was reduced to €500 million. Also, on September 25, 2006, to reduce the Group’s total indebtedness as a result of the DT Group acquisition and that arising from the £914 million of acquisitions in fiscal 2006 and to provide appropriate headroom for further investment in the business, the Group undertook a placing of 10% of its issued ordinary share capital, which raised £655 million before fees.

Foreign Currency Risk

Wolseley has significant overseas businesses whose revenues are mainly denominated in the currencies of the countries in which the operations are located. Approximately 59.1% of the Group’s revenue during fiscal year 2006 were in US dollars. Wolseley does not have significant transactional foreign currency cash flow exposure. However, those that do arise are generally hedged with either forward contracts or currency options. Wolseley does not normally hedge profit translation exposure since such hedges have only temporary effect. Most of the foreign currency earnings generated by Wolseley’s overseas operations are reinvested in the business to fund growth in those territories. Wolseley’s policy is to maintain the majority of its debt in the currencies of its operating companies as this hedges both the net assets and cash flows of the Group.

Details of average exchange rates used in the translation of overseas earnings, and of year end exchange rates used in the translation of overseas balance sheets, for the principal currencies used by the Group are as follows:

	2006	2005

US Dollar translation rate:
Income statement	1.7885	1.8514
Balance Sheet	1.8673	1.7564

Canadian Dollar translation rate:
Income statement	2.0595	2.2997
Balance sheet	2.1128	2.1464

Euro translation rate:
Income statement	1.4577	1.4587
Balance sheet	1.4628	1.4479

The net effect of currency translation during fiscal year 2006 was to increase revenue by £274 million (2.4%) and to increase trading profit by £18 million (2.5%).

Back to Contents

These currency effects reflect a movement during the 2006 fiscal year of the average pound sterling exchange rate against each of the major currencies with which the Group is involved as follows:

(Strengthening)/
Weakening
of sterling

US Dollar	3.5%
Euro	0.1%
Canadian Dollar	11.7%

Similarly, it is estimated that a strengthening of sterling by 10% against all the currencies in which Wolseley does business would have reduced operating profit before amortization of acquired intangibles for fiscal 2006 by approximately £75 million (8.5%) due to currency translation.

Commodity Risk

Wolseley’s operating performance is affected by price fluctuations in steel, nickel alloy, copper, aluminum, plastic, lumber and other commodities. Wolseley seeks to minimize the effects of changing prices through economies of purchasing and inventory management resulting in cost reductions and productivity improvements as well as price increases to maintain reasonable profit margins. With the exception of lumber futures held to hedge future sales commitments, no trading instruments are used in respect of these commodities. At July 31, 2006, the Group held no lumber futures contracts.

As discussed above, Wolseley’s results of operations were both favorably and unfavorably affected by increases and decreases in the pricing of commodity-based products. Such commodity price fluctuations have from time to time have had a significant effect on Wolseley’s financial performance and could continue to do so in the future.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN ORDINARY SHARES

Not applicable.

Back to Contents

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Details of the internal controls and procedures in place are set out at “Item 6C – Directors, Senior Management and Employees – Board Practices”, which also sets out the conclusions of Wolseley’s Chief Executive Officer and Group Finance Director about the effectiveness of the Group’s disclosure controls and procedures and internal controls over financial reporting based on their evaluation as of the end of the period covered in this annual report. There were no significant changes to Wolseley’s disclosure controls and procedures or in other factors that could significantly affect those controls subsequent to the date of their evaluation was completed.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Details of the audit committee and of Mr. Stein, the Audit Committee Financial Expert, are set out at “Item 6C –Directors, Senior Management and Employees – Board Practices”.

ITEM 16B. CODE OF ETHICS

Details of the matters related to the Group wide code of ethics and the additions thereto approved by the audit committee to create a confidential and anonymous process for dealing with submissions by employees and others of any concerns or complaints received by the Group regarding, inter alia, accounts, internal accounting or auditing matters, are set out at “Item 6C – Directors, Senior Management and Employees – Board Practices”. Wolseley will provide to any person without charge upon request a copy of the Code of Ethics and additional disclosures policy. Requests should be made to the Group Company Secretary and Counsel at the address set out on page 1 of this annual report or by facsimile to 011 44 118 929 8701 or by e-mail to mark.white@wolseley.com.

No amendment to or waiver from the Code of Ethics has been made since its introduction to the Chief Executive Officer, Group Financial Director, principal accounting officer or controller or persons performing similar functions.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Details of the aggregate fees billed for each of the last two fiscal years for professional services rendered by the principal accountant, PricewaterhouseCoopers LLP (and its predecessor firm PricewaterhouseCoopers), for the audit of the Group’s annual financial statements are set out at “Item 18 – Financial Statements” and Note 3 Amounts Charged in arriving at operating profit of the Consolidated Financial Statements. Details are also disclosed in such note of audit related fees (which comprise "Other assurance services" and "Due diligence reviews"), tax fees and all other fees for such fiscal years together with a description of the nature of the services comprising such fees.

The audit committee’s pre-approval policy and procedure is incorporated herein by reference to Exhibit 11.3 to the Annual Report for the fiscal year 2003, filed with the SEC on November 21, 2003.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Back to Contents

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

					Total Number	Maximum
					of Shares	Number of
					Purchased as	Shares that
					Part of	May Yet be
					Publicly	Purchased
	Total Number				Announced	Under the
	of Shares		Average Price		Plans or	Plans or
Period	Purchased		Paid per Share		Programs	Programs

August 1, 2004 – August 31, 2004	—		—		—	—
September 1, 2004 – September 30, 2004	—		—		—	—
October 1, 2004 – October 31, 2004	—		—		—	—
November 1, 2004 – November 30, 2004	2,000,000	(1)	£9.25	(1)	—	—
December 1, 2004 – December 31, 2004	—		—		—	—
January 1, 2005 – January 31, 2005	—		—		—	—
February 1, 2005 – February 28, 2005	—		—		—	—
March 1, 2005 – March 31, 2005	—		—		—	—
April 1, 2005 – April 30, 2005	—		—		—	—
May 1, 2005 – May 31, 2005	—		—		—	—
June 1, 2005 – June 30, 2005	—		—		—	—
July 1, 2005 – July 31, 2005	—		—		—	—
August 1, 2005 – August 31, 2005	—		—		—	—
September 1, 2005 – September 30, 2005	—		—		—	—
October 1, 2005 – October 31, 2005	—		—		—	—
November 1, 2005 – November 30, 2005	250,000	(1)	£11.91	(1)	—	—
December 1, 2005 – December 31, 2005	200,000	(1)	£12.34	(1)	—	—
January 1, 2006 – January 31, 2006	400,000	(1)	£12.90	(1)	—	—
February 1, 2006 – February 28, 2006	—		—		—	—
March 1, 2006 – March 31, 2006	200,000	(1)	£14.50	(1)	—	—
April 1, 2006 – April 30, 2006	961,478	(1)	£13.82	(1)	—	—
May 1, 2006 – May 31, 2006	—		—		—	—
June 1, 2006 – June 30, 2006	—		—		—	—
July 1, 2006 – July 31, 2006	—		—		—	—

Total	4,011,478		£12.474		—	—

(1)	The ordinary shares noted in the table above were purchased by the trustees of Wolseley’s employees benefit trusts between November 2004 and April 2006 in anticipation of settlement of awards made under diverse employee incentive arrangements as referred to under “Item 6 –Directors, Senior Management and Employees – Compensation”.
(2)	A further 588,522 ordinary shares were purchased by the trustee of Wolseley’s employees benefit trust on September 25, 2006 at a price of £11.00 per share in anticipation of settlement of awards made under diverse employee incentive arrangements as referred to under “Item 6 –Directors, Senior Management and Employees – Compensation”.

Back to Contents

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The Consolidated Financial Statements and notes thereto as required by Item 18 are attached hereto and found immediately after the text of this annual report.

ITEM 19. EXHIBITS

Exhibit
No.	Description

1.1	Memorandum and Articles of Association of Wolseley plc.*
2.1	Form of Deposit Agreement between Wolseley plc and The Bank of New York, as Depositary.*
4.1	Service Agreement dated September 25, 2002 between Stephen P. Webster and Wolseley plc.**
4.2	Agreement dated April 30, 2003 between Saprodis S.A.S. (1), Cofiger S.A.S. (2), Pinault- Printemps
Redoute S.A.(3) and Wolseley plc (4) for the acquisition of Pinault Bois et Matériaux S.A.***
4.3	Service Agreement dated June 27, 2003 between Fenton Norton Hord and Wolseley plc.***
4.4	Service Agreement dated July 9, 2003 between Charles Augustus Banks and Wolseley plc.***
4.5	Service Agreement dated July 18, 2003 between Claude A. Swanson Hornsby III and Wolseley plc.***
4.6	Service Agreement dated July 21, 2003 between Gérard Legtmann and Wolseley plc.***
4.7	Service Agreement dated June 6, 2003 between Adrian Barden and Wolseley plc.***
4.8	Engagement Letter dated September 2, 2002 between John Whybrow and Wolseley plc.***
4.9	Engagement Letter dated October 15, 2002 between Robert Walker and Wolseley plc.***
4.10	Engagement Letter dated November 12, 2002 between John Allan and Wolseley plc.***
4.11	Engagement Letter dated October 18, 2002 between James Murray and Wolseley plc.***
4.12	Engagement Letter dated June 16, 2003 between Gareth Davis and Wolseley plc.***
4.13	Rules of the Wolseley plc 2002 Long Term Incentive Scheme.***
4.14	Deed of Variation to Service Agreement dated July 29, 2003, between Wolseley plc and Charles A. Banks.***
4.15	Deed of Variation to Service Agreement dated July 30, 2003, between Wolseley plc and Stephen P. Webster.***
4.16	Deed of Variation to Service Agreement dated August 11, 2003, between Wolseley plc and Fenton N. Hord.***
4.17	Deed of Variation to Service Agreement dated September 12, 2003, between Wolseley plc and Gérard Legtmann.***
4.18	Service Agreement dated October 20, 2003 between Jacques Régis-Descours and Wolseley Centers France.****
4.19	Rules of the Wolseley Share Option Plan 2003.****
4.20	Engagement Letter dated October 17, 2003 between Nigel Stein and Wolseley plc.****
4.21	Engagement Letter dated June 25, 2004 between Andrew J. Duff and Wolseley plc.****
4.22	Service Agreement dated March 18, 2005 between Robert H. Marchbank and Wolseley plc.*****
4.23	Rules of the Wolseley plc 2002 Long Term Incentive Scheme (as applying to Awards made after November 18, 2004).*****
4.24	Note and Guarantee Agreement dated November 16, 2005 by Wolseley Capital Inc and Wolseley plc*****
4.25	Service Agreement dated February 27, 2006 between Frank W. Roach and Wolseley plc.******
4.26	Deed of Variation to Service Agreement dated August 6, 2006, between Wolseley plc and Stephen P. Webster.******
4.27	Rules of the Wolseley Share Option Plan 2003, as amended.******
4.28	Rules of the Wolseley plc 2002 Long Term Incentive Scheme (as applying to Awards made after November 18, 2004) (as amended).******
4.29	Agreement dated July 22, 2006 between the sellers (as defined in the Agreement) and Wolseley plc for the acquisition of DT Holdings 1 A/S and the Amendment letter dated September 21, 2006. ******
4.30	Agreement dated July 22, 2006 between the sellers (as defined in the Agreement) and Wolseley plc for the acquisition of DT Officers A/S and the Amendment letter dated September 21, 2006.******
4.31	Rules of the Wolseley Restricted Share Plan 2006. ******
4.32	Rules of the Wolseley Employee Share Purchase Plan 2001 as amended. *****
4.33	€ 1,500,000,000 multicurrency revolving facility agreement dated September 13, 2006 ******
4.34	€ 2,800,000,000 multicurrency revolving facility agreement dated June 2, 2006 ******
8.1	List of Subsidiaries******
8.2	Principal Subsidiary Trade Names ******
10.1	PricewaterhouseCoopers LLP consent, dated November 29, 2006.
11.1	Group Code of Ethics***
11.2	Group Whistleblowing Policy***
11.3	Pre-approval policy and procedures for the provision of non-audit services by the Auditors.***
12.1	Certification by Claude A. S. Hornsby******
12.2	Certification by Stephen P. Webster******
13.1	Certification by Group Chief Executive and Group Finance Director ******

*	incorporated by reference to Wolseley’s Registration Statement on Form 20-F (No. 1-15186).
**	incorporated by reference to Wolseley’s Annual Report on Form 20-F for fiscal year 2002 (No. 1-15186).
***	incorporated by reference to Wolseley’s Annual Report on Form 20-F for fiscal year 2003 (No. 1-15186).
****	incorporated by reference to Wolseley’s Annual Report on Form 20-F for fiscal year 2004 (No. 1-15186).
*****	incorporated by reference to Wolseley’s Annual Report on Form 20-F for fiscal year 2005 (No. 1-15186).
******	filed with the Securities and Exchange Commission, as exhibits to this Form 20-F but not reproduced in the printed version of the Annual Report.

Back to Contents

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

WOLSELEY plc

By:	/s/ M. J. White

Mark J. White

Group Company Secretary and Counsel

Date: November 30, 2006

Back to Contents

THIS PAGE IS INTENTIONALLY LEFT BLANK

Back to Contents

WOLSELEY PLC
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Back to Contents

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Wolseley plc

We have completed an integrated audit of Wolseley plc’s July 31, 2006 consolidated financial statements and of its internal control over financial reporting as of July 31, 2006 and an audit of its July 31, 2005 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying group income statements and the related group balance sheets, group statements of cash flows, group statements of recognized income and expense present fairly, in all material respects, the financial position of Wolseley plc and its subsidiaries as of July 31, 2006 and 2005, and the results of their operations and their cash flows for each of the two years in the period ended July 31, 2006, in conformity with International Financial Reporting Standards (IFRSs) as adopted by the European Union. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

IFRSs as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 44 to the consolidated financial statements.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in the accompanying “Managements’ Evaluation of the Effectiveness of Internal Control” as set out in Item 6C - Board Practices - Control Processes-paragraphs 4-6, that the Company maintained effective internal control over financial reporting as of July 31, 2006 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of July 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the applicable accounting standards. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with the applicable accounting standards, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP
London
United Kingdom
November 29, 2006

Back to Contents

Group income statement
Year ended July 31, 2006

		2006		2005
	Notes	£m		£m

Continuing operations
Revenue	2	14,158		11,256
Cost of sales		(10,222)		(8,174)

Gross profit		3,936		3,082
Distribution costs		(2,413)		(1,930)

Administrative expenses: amortization of acquired intangibles		(48)		(6)
Administrative expenses: other		(665)		(468)

Administrative expenses: total		(713)		(474)
Other income		24		24

Operating profit	2, 3	834		702

Finance revenue	4	49		27
Finance costs	5	(114)		(64)

Profit before tax		769		665

Tax expense	6	(232)		(186)

Profit for the year attributable to equity shareholders		537		479

Earnings per share	8

Basic earnings per share		90.77	p	81.61	p

Diluted earnings per share		90.02	p	80.75	p

Group statement of recognized income and expense
Year ended July 31, 2006

		2006	2005
		£m	£m

Profit for the financial year		537	479

Net exchange adjustments offset in reserves		(124)	57
Cash flow hedges
– fair value gains and losses		14	(11)
– reclassified and reported in net profit for the year		(1)	—
Actuarial gain/(loss) on retirement benefits		7	(4)
Change in fair value of available-for-sale investments		(7)	—
Tax (charge)/credit not recognized in the income statement	6	(13)	34

Net (losses)/gains not recognized in the income statement		(124)	76

Total recognized income for the year attributable to shareholders		413	555

The accompanying notes are an integral part of these consolidated financial statements.

Back to Contents

Group balance sheet
As at July 31, 2006

		2006	2005
	Notes	£m	£m

Assets
Non-current assets
Intangible assets: goodwill	11	1,173	815
Intangible assets: other	12	333	133
Property, plant and equipment	13	1,144	883
Deferred tax assets	15	16	55
Trade and other receivables	17	36	37
Financial assets: available-for-sale investments	14	21	6

		2,723	1,929

Current assets
Inventories	16	1,954	1,706
Trade and other receivables	17	2,650	2,198
Current tax receivable		1	7
Financial assets: trading investments	19	4	5
Derivative financial assets	20	10	3
Financial receivables: construction loans (secured)	21	313	262
Cash and cash equivalents	22	416	381

		5,348	4,562

Assets held for sale	18	7	8

Total assets		8,078	6,499

Liabilities
Current liabilities
Trade and other payables	23	2,294	1,943
Current tax payable		91	70
Borrowings: construction loans (unsecured)	21	313	262
Bank loans and overdrafts	24	192	439
Obligations under finance leases	25	18	4
Derivative financial liabilities	20	29	14
Provisions	26	29	22
Retirement benefit obligations	27	29	17

		2,995	2,771

Non-current liabilities
Trade and other payables	23	25	18
Bank loans	24	2,084	1,045
Obligations under finance leases	25	57	58
Deferred tax liabilities	15	88	62
Provisions	26	77	63
Retirement benefit obligations	27	160	181

		2,491	1,427

Total liabilities		5,486	4,198

Net assets		2,592	2,301

Shareholders’ equity
Called up share capital	28	149	148
Share premium account	30	288	241
Foreign currency translation reserve	30	(49)	82
Retained earnings	30	2,204	1,830

Equity shareholders’ funds		2,592	2,301

The accompanying notes are an integral part of these consolidated financial statements.

Back to Contents

Group cash flow statement
Year ended July 31, 2006

		2006	2005
	Notes	£m	£m

Cash flows from operating activities
Cash generated from operations	34	850	765
Interest received		45	26
Interest paid		(102)	(57)
Tax paid		(206)	(151)

Net cash generated from operating activities		587	583

Cash flows from investing activities
Acquisition of businesses (net of cash acquired)	32	(822)	(406)
Disposals of businesses (net of cash disposed of)	33	2	5
Purchases of property, plant and equipment		(326)	(218)
Proceeds from sale of property, plant and equipment		52	74
Purchases of intangible assets		(20)	(21)
Purchases of investments		(23)	—
Proceeds from disposal of investments		—	1

Net cash used in investing activities		(1,137)	(565)

Cash flows from financing activities
Proceeds from the issue of shares to shareholders		31	33
Purchases of shares by Employee Benefit Trusts		(27)	(19)
Proceeds from new borrowings		2,486	410
Repayments of borrowings and derivatives		(1,405)	(234)
Finance lease capital payments		(17)	(5)
Dividends paid to shareholders		(162)	(145)

Net cash generated from financing activities		906	40

Net cash generated		356	58
Effects of exchange rate changes		(8)	(26)

Net increase/(decrease) in cash, cash equivalents and bank overdrafts		348	32
Cash, cash equivalents and bank overdrafts at the beginning of the year.	35	(56)	(88)

Cash, cash equivalents and bank overdrafts at the end of the year	35	292	(56)

The accompanying notes are an integral part of these consolidated financial statements.

Back to Contents

Group accounting policies
Year ended July 31, 2006

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union, including interpretations issued by the International Accounting Standards Board (“IASB”) and its committees, and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS. The disclosures required by IFRS 1, “First-Time Adoption of International Financial Reporting Standards” concerning the transition from UK GAAP to IFRS are given in note 45. The date of transition to IFRS is August 1, 2004.

A summary of the principal accounting policies applied by the Group in the preparation of the consolidated financial statements is set out below.

Basis of accounting
The consolidated financial statements have been prepared under the historical cost convention as modified by the revaluation of available for sale investments and financial assets and liabilities held for trading.

First time adoption of International Financial Reporting Standards
IFRS 1, “First-time Adoption of International Financial Reporting Standards” sets out the procedures that the Group must follow when it adopts IFRS for the first time as the basis for preparing its consolidated financial statements. The Group is required to establish its IFRS accounting policies as at July 31, 2006 and, in general, apply these retrospectively to determine the IFRS opening balance sheet at its date of transition, August 1, 2004.

Certain optional exemptions to this general principle are available under IFRS 1, and the significant first-time adoption choices made by the Group are as follows:

•	The Group has elected not to apply IFRS 3 retrospectively to business combinations that took place before August 1, 2004. As a result, in the IFRS opening balance sheet, goodwill arising from past business combinations of £666 million remains as stated under UK GAAP at that date.

•	The Group has elected to recognize all cumulative actuarial gains and losses in relation to post employment defined benefit schemes at the date of transition. In addition, the Group has elected to recognize actuarial gains and losses in full in the period in which they occur in a statement of recognized income and expense.

•	The Group has elected to apply IFRS 2, “Share Based Payment” only to equity-settled awards that had not vested as at August 1, 2004 and were granted on or after 7 November 2002 and cash-settled awards that had not vested as at August 1, 2004.

•	The Group has elected to reset the foreign currency translation reserve to zero at August 1, 2004. Going forward, IFRS requires amounts taken to reserves on the retranslation of foreign subsidiaries to be recorded in a separate foreign currency translation reserve and be included in the future calculation of profit or loss on sale of the subsidiary.

•	The Group has elected to implement IAS 39, “Financial Instruments: Recognition and Measurement" and IAS 32, “Financial Instruments: Disclosure and Presentation” at its date of transition, August 1, 2004, and apply hedge accounting where the requirements of IAS 39 are met.

Consolidation
The consolidated financial information includes the results of the parent Company and its subsidiary undertakings drawn up to July 31, 2006.

The trading results of businesses acquired, sold or discontinued during the year are included in profit on ordinary activities from the date of effective acquisition or up to the date of sale or discontinuance.

Intra-group transactions and balances and any unrealized gains and losses arising from intra-group transactions are eliminated on consolidation.

Back to Contents

Group accounting policies
Year ended July 31, 2006

Foreign currencies
Items included in the financial statements of each of the Group’s subsidiary undertakings are measured using the currency of the primary economic environment in which the subsidiary undertaking operates (the “functional currency”). The consolidated financial statements are presented in sterling, which is the presentational currency of the Group and the functional currency of the parent Company.

The trading results of overseas subsidiary undertakings are translated into sterling using average rates of exchange ruling during the relevant financial period.

The balance sheets of overseas subsidiary undertakings are translated into sterling at the rates of exchange ruling at the period end. Exchange differences arising between the translation into sterling of the net assets of these subsidiary undertakings at rates ruling at the beginning and end of the year are recognized in the currency translation reserve as are exchange differences on foreign currency borrowings to the extent that they are used to finance or provide a hedge against foreign currency net assets.

Changes in the fair value and the final settlement value of derivative financial instruments, entered into to hedge foreign currency net assets and that satisfy the hedging conditions of IAS 39, are recognized in the currency translation reserve (see the separate accounting policy on derivative financial instruments).

In the event that an overseas subsidiary undertaking is sold, the gain or loss on disposal recognized in the income statement is determined after taking into account the cumulative currency translation differences that are attributable to the subsidiary undertaking concerned. As permitted by IFRS 1, the Group has elected to deem the cumulative currency translation differences of the Group to be £nil as at August 1, 2004. As a result the gain or loss on disposal of an overseas subsidiary undertaking does not include currency translation differences arising before August 1, 2004.

Foreign currency transactions entered into during the year are translated into sterling at the rates of exchange ruling on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. All currency translation differences are taken to the income statement with the exception of differences on foreign currency borrowings to the extent that they are used to finance or provide a hedge against foreign currency net assets as detailed above.

Revenue
Revenue is the amount receivable for the provision of goods and services falling within the Group's ordinary activities, excluding intra-group sales, estimated and actual sales returns, trade and early settlement discounts, value added tax and similar sales taxes.

Revenue from the provision of goods is recognized when the risks and rewards of ownership of goods have been transferred to the customer. The risks and rewards of ownership of goods are deemed to have been transferred when the goods are shipped to, or are picked up by, the customer.

Revenue from services, other than those that arise from construction service contracts (see below), are recognized when the service provided to the customer has been completed.

Revenue in respect of construction service contracts, where the Group is providing framing lumber installation services to residential property companies, is recognized using the percentage of completion method, with the percentage complete being determined by comparing the percentage of costs incurred to date with the estimated total costs of the contract. Losses on these contracts, if any, are recognized in the period when such losses become probable and can be reasonably estimated.

Revenue from the provision of goods and all services is only recognized when the amounts to be recognized are fixed or determinable and collectibility is reasonably assured.

Vendor rebates

The Group enters into arrangements with certain vendors providing for inventory purchase rebates. These purchase rebates are accrued as earned and are recorded initially as a reduction in inventory with a subsequent reduction in cost of sales when the related product is sold.

Back to Contents

Group accounting policies
Year ended July 31, 2006

Business combinations
The Group has applied the purchase method in its accounting for the acquisition of subsidiaries.

As permitted by IFRS 1, the Group has elected not to apply IFRS 3 “Business Combinations” to acquisitions of subsidiaries that were recognized before August 1, 2004 and as a result the carrying amount of goodwill recognized as an asset under UK GAAP has been brought forward unadjusted as the cost of goodwill recognized under IFRS as at August 1, 2004. IFRS 3 has been applied with effect from August 1, 2004 and goodwill amortization ceased from that date.

The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest.

The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the Group’s share of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Intangible assets

Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary undertaking at the date of acquisition. Goodwill on acquisitions of subsidiary undertakings is included in intangible assets.

Goodwill is not amortized but is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. Each of those cash-generating units represents the lowest level within the Group at which the associated goodwill is monitored for management purposes and each is not larger than the primary or secondary reporting segments determined in accordance with IAS 14 “Segmental Reporting”.

Other intangible assets
An intangible asset, which is an identifiable non-monetary asset without physical substance, is recognized to the extent that it is probable that the expected future economic benefits attributable to the asset will flow to the Group and that its cost can be measured reliably. The asset is deemed to be identifiable when it is separable or when it arises from contractual or other legal rights.

Intangible assets, primarily brands, trade names and customer relationships, acquired as part of a business combination are capitalized separately from goodwill and are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is calculated using the reducing balance method for customer relationships and the straight-line method for other intangible assets. The cost of the intangible assets is amortized over their estimated useful lives, which can range from less than a year to 25 years, depending on the nature of the intangible asset.

Computer software that is not integral to an item of property, plant and equipment is recognized separately as an intangible asset and is carried at cost less accumulated amortization and accumulated impairment losses. Costs include software licences, consulting costs attributable to the development, design and implementation of the computer software and internal costs directly attributable to the development, design and implementation of the computer software. Costs in respect of training and data conversion are expensed as incurred. Amortization is calculated using the straight-line method so as to charge the cost of the computer software to the income statement over its estimated useful life (3-5 years).

Back to Contents

Group accounting policies
Year ended July 31, 2006

Property, plant and equipment (“PPE”)
PPE is carried at cost less accumulated depreciation and accumulated impairment losses, except for land and assets in the course of construction, which are not depreciated and are carried at cost less accumulated impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the items. In addition, subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance costs are charged to the income statement during the financial period in which they are incurred.

Depreciation on assets is calculated using the straight-line method to allocate the cost of each asset to its residual value over its estimated useful life, as follows:
Freehold buildings and long leaseholds	35-50 years
Short leaseholds	over the period of the lease
Plant and machinery	7-10 years
Fixtures and fittings	5-7 years
Computers	3-5 years
Motor vehicles	4 years

The residual values and useful lives of PPE are reviewed and adjusted if appropriate at each balance sheet date.

Borrowing costs attributable to assets under construction are charged to the income statement in the period in which they are incurred.

Leased assets
Assets held under finance leases, which are leases where substantially all the risks and rewards of ownership of the asset have transferred to the Group, are capitalized in the balance sheet and depreciated over the shorter of the lease term or their useful lives. The asset is recorded at the lower of its fair value and the present value of the minimum lease payments at the inception of the lease. The capital elements of future obligations under finance leases are included in liabilities in the balance sheet and analysed between current and non-current amounts. The interest elements of future obligations under finance leases are charged to the income statement over the periods of the leases and represent a constant proportion of the balance of capital repayments outstanding in accordance with the effective interest rate method.

Leases where the lessor retains substantially all the risks and rewards of ownership are classified as operating leases. The cost of operating leases (net of any incentives received from the lessor) is charged to the income statement on a straight line basis over the periods of the leases.

Assets held for sale
Assets are classified as held for sale if their carrying amount will be recovered by sale rather than by continuing use in the business. For this to be the case, the asset must be available for immediate sale in its present condition, management must be committed to and have initiated a plan to sell the asset which, when initiated, was expected to result in a completed sale within 12 months. Assets that are classified as held for sale are not depreciated and are measured at the lower of their carrying amount and fair value less costs to sell.

Impairment of assets
Assets that have an indefinite useful life, such as goodwill, are not subject to amortization and are tested annually for impairment and whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. Assets that are subject to amortization are tested for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows.

Inventories
Inventories are stated at the lower of cost and net realizable value. Cost is determined using the first-in, first-out (FIFO) method or the average cost method as appropriate to the nature of the transactions in those items of inventory. The cost of goods purchased for resale includes import and custom duties, transport and handling costs, freight and packing costs and other attributable costs less trade discounts, rebates and other subsidies. It excludes borrowing costs. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

Back to Contents

Group accounting policies
Year ended July 31, 2006

Taxation
Current tax represents the expected tax payable (or recoverable) on the taxable income for the year using tax rates enacted or substantively enacted at the balance sheet date and taking into account any adjustments arising from prior years.

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction, other than a business combination, that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred tax is provided on temporary differences arising on investments in subsidiaries except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Derivative financial instruments
Derivative financial instruments, in particular, interest rate swaps and currency swaps, are used to manage the financial risks arising from the business activities of the Group and the financing of those activities. There is no trading activity in derivative financial instruments.

At the inception of a hedging transaction entailing the use of derivative financial instruments, the Group documents the relationship between the hedged item and the hedging instrument together with its risk management objective and the strategy underlying the proposed transaction. The Group also documents its assessment, both at the inception of the hedging relationship and subsequently on an ongoing basis, of the effectiveness of the hedge in offsetting movements in the fair values or cash flows of the hedged items.

Derivative financial instruments are recognized as assets and liabilities measured at their fair values at the balance sheet date. Where derivative financial instruments do not fulfil the criteria for hedge accounting contained in IAS 39, changes in their fair values are recognized in the income statement.

When hedge accounting is used, the relevant hedging relationships are classified as fair value hedges, cash flow hedges or net investment hedges. Where the hedging relationship is classified as a fair value hedge, the carrying amount of the hedged asset or liability is adjusted by the increase or decrease in its fair value attributable to the hedged risk and the resulting gain or loss is recognized in the income statement where, to the extent that the hedge is effective, it will be offset by the change in the fair value of the hedging instrument. Where the hedging relationship is classified as a cash flow hedge or as a net investment hedge, to the extent the hedge is effective, changes in the fair value of the hedging instrument arising from the hedged risk are recognized directly in equity rather than in the income statement. When the hedged item is recognized in the financial statements, the accumulated gains and losses recognized in equity are either recycled to the income statement or, if the hedged item results in a non-financial asset, are recognized as adjustments to its initial carrying amount.

Pensions and other post retirement benefits
Contributions to defined contribution pension plans and other post retirement benefits are charged to the income statement as incurred.

For defined benefit pension plans and other retirement benefits, the cost is calculated annually using the projected unit credit method and is recognized over the average expected remaining service lives of participating employees, in accordance with the recommendations of independent qualified actuaries. The current service cost of defined benefit plans is recorded within operating profit. The total expected return from pension scheme assets less the total interest on pension scheme liabilities is recorded within finance revenue if a gain and finance costs if an expense. Past service costs resulting from enhanced benefits are recorded within operating profit and recognized on a straight-line basis over the vesting period, or immediately if the benefits have vested. Actuarial gains and losses, which represent differences between the expected and actual returns on the plan assets and the effect of changes in actuarial assumptions, are recognized in full in the statement of recognized income and expense in the period in which they occur. The defined benefit liability or asset recognized in the balance sheet comprises the net total for each plan of the present value of the benefit obligation at the balance sheet date, less any past service costs not yet recognized, less the fair value of the plan assets, if any, at the balance sheet date. Where a plan is in surplus, the asset recognized is limited to the amount of any unrecognized past service costs and the present value of any amount which the Group expects to recover by way of refunds or a reduction in future contributions.

Back to Contents

Group accounting policies
Year ended July 31, 2006

Trade receivables
Trade receivables are recognized initially at fair value and measured subsequently at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables.

Cash and cash equivalents
Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet to the extent that there is no right of offset and practice of net settlement with cash balances.

Share capital
The Company only has one class of shares, ordinary shares, which are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction from the proceeds, net of tax.

Where any Group company purchases the Company’s equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of tax), is deducted from equity attributable to the Company’s equity holders until the shares are cancelled, reissued or disposed of. Where such shares are subsequently sold or reissued, any consideration received, net of any directly attributable incremental transaction costs and the related tax effects, is included in equity attributable to the Company’s equity holders.

Borrowings
Borrowings are recognized initially at cost being the fair value of the consideration received net of transaction costs incurred.

Borrowings are subsequently stated at amortized cost with any difference between the proceeds (net of transaction costs) and the redemption value being recognized in the income statement over the period of the borrowings using the effective interest method. Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Investments
The Group classifies its investments in the following categories: financial assets at fair value through profit or loss; loans and receivables; held-to-maturity investments; and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at every reporting date.

(a)	Financial assets at fair value through profit or loss
This category comprises financial assets held for trading which have been acquired principally for the purpose of selling in the short-term. Derivatives also fall within this category unless they are designated as hedges and the hedge is effective for accounting purposes. Assets in this category are classified as current.

(b)	Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and with no intention of trading. They are included in current assets, except for maturities greater than 12 months after the balance sheet date, which are classified as non-current assets. Loans and receivables are included in trade and other receivables in the balance sheet.

(c)	Held-to-maturity investments
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group’s management has the positive intention and ability to hold to maturity. They are included in non-current assets unless the investment is due to mature within 12 months of the balance sheet date.

(d)	Available-for-sale financial assets
Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Back to Contents

Group accounting policies
Year ended July 31, 2006

Investments (continued)
Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Investments are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are subsequently carried at amortized cost using the effective interest method. Realized and unrealized gains and losses arising from changes in the fair value of the “Financial assets at fair value through profit or loss” category are included in the income statement in the period in which they arise. Unrealized gains and losses arising from changes in the fair value of non-monetary securities classified as available-for-sale are recognized in equity. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains and losses from investment securities.

Provisions
Provisions for environmental restoration, restructuring costs and legal claims are recognized when the Group has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Such provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the balance sheet date. The discount rate used to determine the present value reflects current market assessments of the time value of money. Provisions are not recognized for future operating losses.

Provisions for insurance represent an estimate, based on historical experience, of the ultimate cost of settling outstanding claims and claims incurred but not reported at the balance sheet.

Share-based payments
Share-based incentives are provided to employees under the Group’s executive share option, long-term incentive and share purchase schemes. The Group recognizes a compensation cost in respect of these schemes that is based on the fair value of the awards, measured using Black-Scholes, Binomial and Monte Carlo valuation methodologies. For equity-settled schemes, the fair value is determined at the date of grant and is not subsequently re-measured unless the conditions on which the award was granted are modified. For cash-settled schemes, the fair value is determined at the date of grant and is re-measured at each balance sheet date until the liability is settled. Generally, the compensation cost is recognized on a straight-line basis over the vesting period. Adjustments are made to reflect expected and actual forfeitures during the vesting period due to the failure to satisfy service conditions or non-market performance conditions.

As permitted by IFRS 1, the Group has applied IFRS 2 “Share-based Payment” retrospectively only to equity-settled awards that had not vested as at August 1, 2004 and were granted on or after 7 November 2002 and cash-settled awards that had not vested as at August 1, 2004.

Dividends payable
Dividends on ordinary shares are recognized in the Group’s financial statements in the period in which the dividends are approved by the shareholders of the Company (generally in the case of the final dividend) or paid (in the case of interim dividends).

Back to Contents

Notes to the consolidated financial statements
Year ended July 31, 2006

1.	Critical accounting estimates

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions in certain circumstances that affect reported amounts. The most sensitive estimates affecting the financial statements are in the areas of assessing the recoverability of receivables, the net realizable value of inventory, the impairment of goodwill and long-lived intangible assets, the reserves in respect of self-insured insurance, the consideration received from vendors and pensions and other post-retirement benefits.

Allowance for doubtful accounts
Provision is made against accounts that in the estimation of management may be impaired. Within each of the businesses assessment is made locally of the recoverability of accounts receivable based on a range of factors including the age of the receivable and the creditworthiness of the customer. The provision is assessed monthly with a detailed formal review of balances and security being conducted at the full year and half year. Determining the recoverability of an account involves estimation as to the likely financial condition of the customer and their ability to subsequently make payment. If the Group is cautious as to the financial condition of the customer the Group may provide for accounts that are subsequently recovered. Similarly if the Group is optimistic as to the financial condition of the customer the Group may not provide for an account that is subsequently determined to be irrecoverable. Furthermore, while the Group has a large geographically dispersed customer base, a slowdown in the markets in which the Group operates may result in higher than expected uncollectable amounts and therefore higher (or lower) than anticipated charges for irrecoverable receivables. In recent years the Group has not experienced significant variation in the amount charged to the income statement in respect of doubtful accounts, when compared to sales.

The Group held a provision for impairment of receivables at July 31, 2006 amounting to £41 million (2005: £32 million).

Inventories
For financial reporting purposes the Group evaluates its inventory to ensure it is carried at the lower of cost or net realizable value. Provision is made against slow moving, obsolete and damaged inventories. Damaged inventories are identified and written down through the inventory counting procedures conducted within each business. Provision for slow moving and obsolete inventories is assessed by each business as part of their ongoing financial reporting. Obsolescence is assessed based on comparison of the level of inventory holding to the projected likely future sales. Future sales are assessed based on historical experience and adjusted where the manufacturer has indicated that it will no longer continue to manufacture the particular item. To the extent that future events impact the saleability of inventory these provisions could vary significantly. For example, changes in specifications or regulations may render inventory, previously considered to have a realizable value in excess of cost, obsolete and requiring such inventory to be fully written off. The Group held allowances in respect of inventory balances at July 31, 2006 amounting to £134 million (2005: £99 million).

Impairment of long-lived assets
Wolseley periodically evaluates the net realizable value of long-lived assets, including goodwill, other intangible assets and tangible fixed assets, relying on a number of factors, including operating results, business plans and projected future cash flows.

Assets that have an indefinite useful life, such as goodwill, are not subject to amortization and are tested annually for impairment and whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. Assets that are subject to amortization are tested for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. The fair value is in most cases based on the discounted present value of the future cash flows expected to arise from the cash generating unit to which the goodwill relates, or from the individual asset or asset group. Estimates are used in deriving these cash flows and the discount rate.

The complexity of the estimation process and issues related to the assumptions, risks and uncertainties inherent with the application of the intangible and tangible fixed asset accounting policies affect the amounts reported in the financial statements. In particular, if different estimates of the projected future cash flows or a different selection of an appropriate discount rate were made, these changes could materially alter the projected value of the cash flows of the asset, and as a consequence materially different amounts would be reported in the financial statements.

Back to Contents

Notes to the consolidated financial statements
Year ended July 31, 2006

Self-insured insurance
The Group operates a captive insurance company, Wolseley Insurance Limited, which is registered and operational in the Isle of Man. This company provides reinsurance exclusively to certain companies within the Group, principally to cover US casualty and property damage risks. Provision is made based on actuarial assessment of the liabilities arising from the insurance coverage provided. The actuarial assessment of the reserve for future claims necessarily includes estimates as to the likely trend of future claims costs and the estimates as to the emergence of further claims subsequent to the year end. An actuarial review of claims is performed annually. To the extent that actual claims differ from those projected the provisions could vary significantly. At July 31, 2006, the provision for claims arising from this insurance was £47 million (2005: £35 million).

Consideration received from vendors
The Group enters into agreements with many of its vendors providing for inventory purchase rebates primarily upon achievement of specified volume purchasing levels with many of these agreements applying to sales in a calendar year. For certain agreements the rebate rises as a proportion of purchases as higher quantities or values of purchases are made. The Group accrues the receipt of vendor rebates as part of its cost of sales for products sold, taking into consideration cumulative purchases of inventory to date and projected purchases through to the end of the qualifying period. Rebates are accrued for each reporting period with an extensive reassessment of the rebates earned being performed at the end of the financial year and halfway through the financial year. The Group has agreements with numerous and geographically dispersed suppliers, but a slowdown in the markets in which the Group operates, or a significant change in the profile of products purchased, may result in purchases for the remainder of the year differing significantly from those projected. Consequently the rebate actually received may vary from that accrued in the financial statements.

Pensions and other post retirement benefits
The Group operates defined benefit pension schemes in the United Kingdom and in a number of overseas locations, that are accounted for using methods that rely on actuarial assumptions to estimate costs and liabilities for inclusion in the financial statements. These actuarial assumptions include discount rates, assumed rates of return, salary increases, employee turnover rates and mortality rates.

While management believes that the actuarial assumptions are appropriate, any significant changes to those used would affect the balance sheet and income statement. The Group considers that the most significant assumptions are the discount rate and the expected return on plan assets. The Group has estimated the sensitivity of the financial statements to changes in these assumptions as follows:

	Impact on balance sheet		Impact on income statement

	2006	2005	2006	2005
Effect of a change in discount rate	£m	£m	£m	£m

Increase of 0.5%	55	37	3	2
Decrease of 0.5%	(64)	(40)	(4)	(2)

Effect of a change in expected return on assets
Increase of 0.5%			2	2
Decrease of 0.5%			(2)	(2)

Back to Contents

Notes to the consolidated financial statements
Year ended July 31, 2006

2.	Segmental analysis

The Group has a single business segment, the distribution and supply of construction materials and services.

The Group’s geographical segments are Europe, consisting of UK and Ireland, France and Central Europe, and North America. The Group has determined that its geographical segments are its primary segments for IFRS reporting purposes. The revenue, operating profit and trading profit of the Group’s geographical segments are detailed in the following three tables.

	2006	2005
Revenue	£m	£m

UK and Ireland	2,690	2,351
France	1,725	1,644
Central Europe	735	642

Europe	5,150	4,637

North America	9,008	6,619

Group	14,158	11,256

	2006	2005
Operating profit	£m	£m

UK and Ireland	188	181
France	90	97
Central Europe	30	30
European central costs	(7)	(4)

Europe	301	304

North America	570	423

Group central costs	(37)	(25)

Group	834	702

	2006	2005
Trading profit (note 9)	£m	£m

UK and Ireland	201	183
France	91	98
Central Europe	31	30
European central costs	(7)	(4)

Europe	316	307

North America	603	426

Group central costs	(37)	(25)

Group	882	708

Back to Contents

Notes to the consolidated financial statements
Year ended July 31, 2006

Other segmental information:

	UK and Ireland	France	Central Europe	North America	Group Centre	Total
For the year ended July 31, 2006	£m	£m	£m	£m	£m	£m

Depreciation of property, plant and equipment	33	22	7	72	—	134
Amortization of non-acquired intangibles	—	—	—	1	5	6
Amortization of acquired intangibles	13	1	1	33	—	48

	46	23	8	106	5	188

Additions to property, plant and equipment	93	33	18	217	4	365
Additions to non-acquired intangible assets	—	—	1	3	21	25

	93	33	19	220	25	390

Additions to goodwill	192	19	11	165	—	387

Additions to acquired intangible assets	83	3	3	162	—	251

Segment assets	1,812	1,063	414	4,247	74	7,610

Reconciliation to total assets as reported in the Group Balance Sheet:
Deferred tax assets						16
Financial assets – current and non-current						25
Current tax receivable						1
Derivative financial assets						10
Cash and cash equivalents						416

Total assets as reported in the Group Balance Sheet						8,078

Segment liabilities	668	532	136	1,489	102	2,927

Reconciliation to total liabilities as reported in the Group Balance Sheet:
Current tax payable						91
Bank loans and overdrafts						2,276
Obligations under finance leases						75
Derivative financial liabilities						29
Deferred tax liabilities						88

Total liabilities as reported in the Group Balance Sheet						5,486

Back to Contents

Notes to the consolidated financial statements
Year ended July 31, 2006

	UK and Ireland	France	Central Europe	North America	Group Centre	Total
For the year ended July 31, 2005	£m	£m	£m	£m	£m	£m

Depreciation of property, plant and equipment	35	23	6	49	1	114
Amortization of non-acquired intangibles	1	1	—	1	—	3
Amortization of acquired intangibles	2	1	—	3	—	6

	38	25	6	53	1	123

Additions to property, plant and equipment	54	37	12	134	1	238
Additions to non-acquired intangible assets	—	—	—	2	19	21

	54	37	12	136	20	259

Additions to goodwill	34	7	2	78	—	121

Additions to acquired intangible assets	19	3	3	83	—	108

Segment assets	1,226	986	342	3,470	18	6,042

Reconciliation to total assets as reported in the Group Balance Sheet:
Deferred tax assets						55
Financial assets – current and non-current						11
Current tax receivable						7
Derivative financial assets						3
Cash and cash equivalents						381

Total assets as reported in the Group Balance Sheet						6,499

Segment liabilities	631	491	124	1,241	19	2,506

Reconciliation to total liabilities as reported in the Group Balance Sheet:
Current tax payable						70
Bank loans and overdrafts						1,484
Obligations under finance leases						62
Derivative financial liabilities						14
Deferred tax liabilities						62

Total liabilities as reported in the Group Balance Sheet						4,198

Revenue, trading profit and operating profit for North America can be further analyzed by operating segment as follows:

Back to Contents

Notes to the consolidated financial statements
Year ended July 31, 2006

	2006	2005
Revenue	£m	£m

US Plumbing and Heating	5,396	3,858
US Building Materials	2,966	2,249
Canada	646	512

North America	9,008	6,619

Operating profit	£m	£m

US Plumbing and Heating	369	258
US Building Materials	168	130
Canada	44	36
North American central costs	(11)	(1)

North America	570	423

Trading profit (note 9)	£m	£m

US Plumbing and Heating	378	260
US Building Materials	192	131
Canada	44	36
North American central costs	(11)	(1)

North America	603	426

The change in revenue and trading profit between the years ended July 31, 2005 and 2006 can be analyzed into the effects of changes of exchange rates, the effects of acquisitions made during the financial year, and the effect of taking in a full year’s revenue and trading profit of businesses acquired part way through the previous year, with the remainder being organic change.

			New	Increment
			acquisitions	on 2005	Organic	Organic
	2005	Exchange	2006	acquisitions	change	change	2006
Analysis of movement in revenue	£m	£m	£m	£m	£m	%	£m

UK and Ireland	2,351	—	277	14	48	2.1	2,690
France	1,644	1	27	17	36	2.1	1,725
Central Europe	642	(1)	28	19	47	7.4	735

Europe	4,637	—	332	50	131	2.8	5,150

US Plumbing and Heating	3,858	135	264	168	971	24.3	5,396
US Building Materials	2,249	79	262	280	96	4.1	2,966
Canada	512	60	4	9	61	10.7	646

North America	6,619	274	530	457	1,128	16.4	9,008

Group	11,256	274	862	507	1,259	10.9	14,158

			New	Increment
			acquisitions	on 2005	Organic	Organic
	2005	Exchange	2006	acquisitions	change	change	2006
Analysis of change in trading profit (note 9)	£m	£m	£m	£m	£m	%	£m

UK and Ireland	183	—	19	1	(2)	(1.1)	201
France	98	—	2	—	(9)	(9.2)	91
Central Europe	30	—	1	1	(1)	(2.1)	31
European central costs	(4)	—	—	—	(3)		(7)

Europe	307	—	22	2	(15)	(4.9)	316

US Plumbing and Heating	260	9	18	10	81	30.0	378
US Building Materials	131	5	20	27	9	6.0	192
Canada	36	4	—	1	3	10.0	44
North American central costs	(1)	—	—	—	(10)		(11)

North America	426	18	38	38	83	18.6	603

Group central costs	(25)	—	—	—	(12)		(37)

Group	708	18	60	40	56	7.8	882

Back to Contents

Notes to the consolidated financial statements
Year ended July 31, 2006

3.	Amounts charged in arriving at operating profit

	2006	2005
	£m	£m

Depreciation of property, plant and equipment	134	114
Amortization of non-acquired intangible assets	6	3
(Profit) on disposal of property, plant and equipment and assets available for sale	(16)	(11)
Staff costs (note 10)	1,943	1,526
Amortization of acquired intangible assets	48	6
Operating lease rentals: land and buildings	168	125
Operating lease rentals: plant and machinery	20	12
Amounts included in costs of goods sold with respect to inventory	10,007	8,182
Amounts charged to write inventory down to net realizable value	32	11
Trade receivables impairment	5	(14)

Amounts payable to the auditors:
Audit fees	5.1	3.5
Other assurance services	0.3	0.3
Taxation	4.0	2.8
Due diligence reviews	0.2	0.4
Other services	—	0.2

Total fees payable to the auditors	9.6	7.2

The increase in audit fees mainly reflects the audit cost associated with Section 404 of the US Sarbanes-Oxley Act.

4.	Finance revenue

	2006	2005
	£m	£m

Interest receivable	49	27

Net interest receivable on construction loans included in finance revenue and finance costs amounted to £12 million (2005: £9 million).

5.	Finance costs

	2006	2005
	£m	£m

Interest payable
– Bank loans and overdrafts	110	55
– Finance lease charges	3	3
Net pension finance cost	1	7
Valuation losses/(gains) on financial instruments
– Derivatives held at fair value through profit and loss	27	(1)
– Loans in a fair value hedging relationship	(26)	—
– Recycled from equity	(1)	—

Total finance costs	114	64

Back to Contents

Notes to the consolidated financial statements
Year ended July 31, 2006

6.	Taxation

	2006	2005
The tax charge for the year comprises:	£m	£m

Current year tax charge	230	150
Adjustments to tax charge in respect of prior years	(7)	(8)

Total current tax charge	223	142
Deferred tax charge: origination and reversal of temporary differences	9	44

Total tax charge	232	186

	2006	2005
Tax on items charged to equity:	£m	£m

Current tax (charge)/credit on exchange movements offset in reserves	(7)	25
Deferred tax (charge)/credit on changes in the fair value of cash flow hedges	(4)	3
Deferred tax (charge)/credit on actuarial loss on retirement benefits	(2)	2
Deferred tax credit/(charge) on available for sale investments	2	—
Deferred tax (charge)/credit on share based payments	(2)	4

Total tax on items charged to equity	(13)	34

	2006	2005
Tax reconciliation:	%	%

Statutory UK corporation tax rate	30	30
Prior year amounts	(1)	(1)
Non deductible and non-taxable items	(6)	(4)
Higher average tax rates in overseas companies	5	3

Effective current tax rate on profit on ordinary activities before tax (and the amortization of intangibles)	28	28

	2006	2005
The tax expense can be analyzed as follows:	£m	£m

UK	18	38
Overseas	205	104

Current tax	223	142

UK	4	7
Overseas	5	37

Deferred tax	9	44

Back to Contents

Notes to the consolidated financial statements
Year ended July 31, 2006

7.	Dividends

	2006	2005
	£m	£m

Final paid for the year ended July 31, 2005 of 17.6 pence per share (year ended July 31, 2004: 16.0 pence)	104	94
Interim paid for the year ended July 31, 2006 of 9.85 pence per share (year ended July 31, 2005: 8.8 pence)	58	51

Total 27.45 pence per share (2005: 24.8 pence)	162	145

Proposed final for the year ended July 31, 2006 of 19.55 pence per share (year ended July 31, 2005: 17.6 pence)	128	104

The final dividend will be authorized by the shareholders at the Annual General Meeting and is not included as a liability in these financial statements. The final dividend is based on an anticipated 657 million shares in issue on October 6, 2006, an increase of 59 million shares on the shares in issue as at July 31, 2006 due to the placing on September 25, 2006.

8.	Earnings per share

Basic earnings per share of 90.77 pence (2005: 81.61 pence) is calculated on the profit for the year attributable to equity shareholders of £537 million (2005: £479 million) on a weighted average number of ordinary shares in issue during the year of 592 million (2005: 587 million).

The impact of all potentially dilutive share options on earnings per share would be to increase the weighted average number of shares in issue to 597 million (2005: 593 million) and to reduce basic earnings per share to 90.02 pence (2005: 80.75 pence).

9.	Trading profit

Trading profit is defined as operating profit before the amortization of acquired intangibles and is a non-GAAP measure. The current businesses within the Group have arisen through internal organic growth and through acquisition. Operating profit includes only the amortization of acquired intangibles arising on those businesses that have been acquired subsequent to July 31, 2004 and as such does not reflect equally the performance of businesses acquired prior to July 31, 2004 (where no amortization of acquired intangibles was recognized), businesses that have developed organically (where no intangibles are attributed) and those businesses more recently acquired (where amortization of acquired intangibles is charged). The Group believes that trading profit provides valuable additional information for users of the financial statements in assessing the Group’s performance since it provides information on the performance of the business that local managers are more directly able to influence and on a basis consistent across the Group.

	2006	2005
	£m	£m

Operating profit	834	702
Add back: amortization of acquired intangibles	48	6

Trading profit	882	708

Profit before tax	769	665
Add back: amortization of acquired intangibles	48	6

Profit before tax and the amortization of acquired intangibles	817	671

Back to Contents

Notes to the consolidated financial statements
Year ended July 31, 2006

10.	Employee information and Directors’ remuneration

	2006	2005
Employee benefit costs:	£m	£m

Wages and salaries	1,630	1,257
Social security costs	249	210
Pension costs – Defined contribution schemes	28	19
Pension costs – Defined benefit schemes (note 27)	14	17
Share options granted to directors and employees	22	23

Total employee benefit costs	1,943	1,526

Details of Directors’ remuneration and share options are set out in Item 6 – Directors, Senior Management and Employees – Paragraph B, Compensation. The aggregate emoluments for all key management are set out in note 36.

	2006	2005
Average weekly number of employees:

UK and Ireland	13,869	12,688
France	9,631	9,196
Central Europe	2,983	2,767

Europe	26,483	24,651
North America	38,740	29,017

Group	65,223	53,668

The average weekly number of Group and Europe head office employees is included in UK and Ireland in the above table.

Back to Contents

Notes to the consolidated financial statements
Year ended July 31, 2006

11.	Intangible assets: goodwill

£m

Cost and net book value
At August 1, 2004	666
Exchange rate adjustment	31
Additions	120
Disposals	(2)

At July 31, 2005	815

Exchange rate adjustment	(29)
Additions	387
Disposals	—

At July 31, 2006	1,173

The carrying value of goodwill by segment is as follows:

	2006	2005
	£m	£m

UK and Ireland	410	219
France	153	135
Central Europe	61	50

Europe	624	404
North America	549	411

Group	1,173	815

All goodwill has arisen from business combinations. On transition to IFRS, the balance of goodwill as measured under UK GAAP was allocated to cash generating units (CGUs). These are independent sources of income streams, and represent the lowest level within the Group at which the associated goodwill is monitored for management purposes, which may be at country, divisional, brand or regional level. Goodwill arising on business combinations after August 1, 2004 has been allocated to the CGUs that are expected to benefit from that business combination.

The Group tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired.

The recoverable amounts of the CGUs are determined from value in use calculations. These calculations use cash flow projections based on five year financial forecasts approved by management. The key assumptions for these forecasts are those regarding revenue growth, net margin and the level of working capital required to support trading, which management estimates based on past experience and expectations of future changes in the market. To prepare value in use calculations, the cash flow forecasts are extrapolated after the five-year period at the estimated average long-term inflation rate for each market (ranging from 1% to 3%), and discounted back to present value. The key assumption is the discount rate, which uses an estimate of the Group’s weighted average cost of capital, based on the three-month historic volatility of Wolseley shares and on benchmark interest rates, adjusted for the risk attributable to individual CGUs.

Impairment tests were performed for all CGUs during the year ended July 31, 2006. No impairments were identified.

Back to Contents

Notes to the consolidated financial statements
Year ended July 31, 2006

12.	Intangible assets: other

		Trade names	Customer
	Software costs	and brands	relationships	Other	Total
	£m	£m	£m	£m	£m

Cost
At August 1, 2005	40	14	87	7	148
Exchange rate adjustment	—	(1)	(12)	—	(13)
Additions	25	26	220	5	276
Disposals	(12)	—	—	—	(12)

At July 31, 2006	53	39	295	12	399

Accumulated amortization
At August 1, 2005	9	—	4	2	15
Exchange rate adjustment	(1)	—	(2)	—	(3)
Charge for the year	6	5	40	3	54

At July 31, 2006	14	5	42	5	66

Net book amount at July 31, 2006	39	34	253	7	333

		Trade names	Customer
	Software costs	and brands	relationships	Other	Total
	£m	£m	£m	£m	£m

Cost
At August 1, 2004	19	—	—	—	19
Additions	21	14	87	7	129

At July 31, 2005	40	14	87	7	148

Accumulated amortization
At August 1, 2004	6	—	—	—	6
Charge for the year	3	—	4	2	9

At July 31, 2005	9	—	4	2	15

Net book amount at July 31, 2005	31	14	83	5	133

Net book amount at August 1, 2004	13	—	—	—	13

Software costs are either purchases from third parties or internally generated. Other intangible assets arise on business combinations. Included in the amounts above are £28 million (2005: £25 million) relating to assets under construction.

Back to Contents

Notes to the consolidated financial statements
Year ended July 31, 2006

13.	Property, plant and equipment

		Land and buildings

			Operating	Plant
		Finance	leasehold	machinery
	Freehold	lease	improvements	equipment	Total
	£m	£m	£m	£m	£m

Cost
As of August 1, 2005	619	56	146	717	1,538
Exchange rate adjustment	(17)	(1)	(10)	(29)	(57)
New businesses	46	1	6	46	99
Additions	104	8	48	205	365
Disposals and transfers	(25)	—	(2)	(53)	(80)
Property reclassified as held for sale	(7)	—	—	—	(7)

As of July 31, 2006	720	64	188	886	1,858

Accumulated depreciation
As of August 1, 2005	131	11	81	432	655
Exchange rate adjustment	(3)	(1)	(3)	(15)	(22)
Charge for the year
– owned assets	22	—	12	85	119
– leased assets	—	1	—	14	15
Disposals and transfers	(6)	—	(2)	(44)	(52)
Property reclassified as held for sale	(1)	—	—	—	(1)

As of July 31, 2006	143	11	88	472	714

Owned assets	577	—	100	375	1,052
Assets under finance leases	—	53	—	39	92

Net book amount as of July 31, 2006	577	53	100	414	1,144

Net book amount as of August 1, 2005	488	45	65	285	883

Cost
As of August 1, 2004	507	50	121	630	1,308
Exchange rate adjustment	19	2	3	20	44
New businesses	67	—	1	12	80
Additions	86	6	24	122	238
Disposals and transfers	(54)	(2)	(3)	(67)	(126)
Property reclassified as held for sale	(6)	—	—	—	(6)

As of July 31, 2005	619	56	146	717	1,538

Accumulated depreciation
As of August 1, 2004	117	11	66	395	589
Exchange rate adjustment	3	—	2	10	15
Charge for the year
– owned assets	16	—	15	72	103
– leased assets	—	1	—	10	11
Disposals and transfers	(3)	(1)	(2)	(55)	(61)
Property reclassified as held for sale	(2)	—	—	—	(2)

As of July 31, 2005	131	11	81	432	655

Owned assets	488	—	65	253	806
Assets under finance leases	—	45	—	32	77

Net book amount as of July 31, 2005	488	45	65	285	883

Net book amount as of August 1, 2004	390	39	55	235	719

Included in the amounts above are £89 million (2005: £48 million) relating to assets under construction. At July 31, 2006, £92 million of property, plant and equipment had been pledged as security for liabilities (2005: £77 million).

Back to Contents

Notes to the consolidated financial statements
Year ended July 31, 2006

14.	Financial assets - available for sale investments

	2006	2005
	£m	£m

Financial assets	21	6

These assets comprise investments in listed and unlisted companies, tradeable government securities and fiduciary deposits. They are primarily equity securities that have no fixed maturity or yield.

15.	Deferred tax assets and liabilities

The deferred tax assets and liabilities shown in the balance sheet are analyzed as follows:

	2006	2005
Deferred tax	£m	£m

Deferred tax assets	16	55
Deferred tax liabilities	(88)	(62)

	(72)	(7)

Current	(67)	(40)
Non-current	(5)	33

	(72)	(7)

The following are the major deferred tax liabilities and assets recognized by the Group and movements thereon during the current and prior reporting period:

	Goodwill and	Share based		Retirement
				benefit
	intangibles	payment	Properties	obligations	Inventory	Other	Total
	£m	£m	£m	£m	£m	£m	£m

As of August 1, 2004	(7)	15	(40)	29	(26)	72	43
Charge to income	(10)	8	1	45	(16)	(72)	(44)
Charge to equity	—	4	—	2	—	3	9
Acquisition of subsidiaries	(13)	—	—	—	—	4	(9)
Currency translation adjustment	—	(1)	—	(3)	—	(2)	(6)

As of July 31, 2005	(30)	26	(39)	73	(42)	5	(7)

Charge to income	9	(7)	(2)	(1)	(15)	7	(9)
Charge to equity	—	(6)	—	(3)	—	(2)	(11)
Acquisition of subsidiaries	(45)	—	(5)	3	—	(4)	(51)
Currency translation adjustment	2	—	—	(1)	3	2	6

As of July 31, 2006	(64)	13	(46)	71	(54)	8	(72)

There are other potential deferred tax assets in relation to tax losses totalling £43 million (2005: £13 million) that have not been recognized on the basis that their future economic benefit is uncertain. All of these losses may be carried forward indefinitely.

No deferred tax liability has been recognised in respect of a further £459 million (2005: £406 million) of unremitted earnings of subsidiaries because the Group is in a position to control the timing of reversal of the associated temporary deferred tax differences and it is probable that such differences will not reverse in the foreseeable future.

Back to Contents

Notes to the consolidated financial statements
Year ended July 31, 2006

16.	Inventories

	2006	2005
	£m	£m

Goods purchased for resale	1,954	1,706

£10,007 million has been charged to operating profit in relation to inventories recognized as an expense in the year (2005: £8,182 million). In addition, an amount of £32 million has been charged to the income statement to write down inventories to net realizable value (2005: charge of £11 million).

17.	Trade and other receivables

	2006	2005
Current	£m	£m

Trade receivables	2,309	1,964
Less: provision for impairment	(41)	(32)

Net trade receivables	2,268	1,932
Other receivables	107	131
Prepayments and accrued income	275	135

	2,650	2,198

Non-current
Other receivables	36	37

£5 million has been charged to operating profit in respect of impairment losses recognized in the year on receivables (2005: credit of £14 million). Other receivables classified as non-current include an amount of £31 million (2005: £32 million) which has been discounted at a rate of 5.2% (2005: 4.5%) due to the long-term nature of the receivable. The fair value of the remaining balances in trade and other receivables approximates to book value.

Concentration of credit risk in trade receivables is limited as the Group’s customer base is large and unrelated. Accordingly, management considers that there is no further credit risk provision required above the current provision for impairment.

18.	Assets held for sale

	2006	2005
	£m	£m

Properties awaiting disposal	7	8

19.	Financial assets: trading investments

	2006	2005
	£m	£m

US Life Assurance policies (denominated in US dollars)	4	5

These securities have no fixed maturity or yield.

Back to Contents

Notes to the consolidated financial statements
Year ended July 31, 2006

20.	Derivative financial instruments

	2006	2005
Current assets	£m	£m

Interest rate swaps	10	2
Currency swaps: at fair value through profit and loss	—	1

Derivative financial assets	10	3

	2006	2005
Current liabilities	£m	£m

Interest rate swaps	(27)	(2)
Currency swaps: net investment hedge	(2)	(12)

Derivative financial liabilities	(29)	(14)

Interest rate swaps
The Group uses interest rate swaps to manage its exposure to interest rate movements on its borrowings. The fair value of interest rate swaps is estimated on the basis of the market values of equivalent instruments at the balance sheet date.

The Group’s bank borrowings generally attract variable interest rates based on 6 month LIBOR. Certain interest rate swaps are designated and effective as cash flow hedges, with the valuation gains being deferred in equity until realized.

	2006	2005
Hedge of interest rate cash flows	£m	£m

At August 1	—	(1)
Valuation gains on effective hedges credited to equity	9	1
Valuation losses charged to income statement	(1)	—

At July 31	8	—

The Group’s private placement borrowings in the USA are at fixed rates. Certain interest rate swaps are designated as hedges of the fair values of these borrowings. The movement in fair value of these interest rate swaps has been analyzed into a proportion that is effective as a hedge and a proportion that is ineffective: both portions have been charged to the income statement with the effective portion offsetting the change in fair value of the hedged borrowings. The ineffective portion was less than £1 million.

	2006	2005
Hedge of fair value of fixed interest borrowings	£m	£m

At August 1	—	—
Valuation losses charged to income statement	(26)	—
Exchange	1	—

At July 31	(25)	—

Outstanding interest rate swap contracts at July 31, 2006 comprised fixed interest payable on notional principal of US$650 million, €770 million and £7 million (2005: US$575 million and €785 million) and fixed interest receivable on notional principal of US$1,079 million. The contracts expire between September 2006 and November 2020 (2005: August 2005 and August 2009), and the gains deferred in equity will reverse in the income statement over that period. The fixed interest rates vary between 2.313% and 5.415% (2005: 2.0375% and 4.3275%) .

Currency swaps
The Group uses currency swaps either to obtain the optimum return on its surplus funds or to hedge cash flows in respect of committed transactions. The fair value of currency swaps has been estimated as the cost of closing out the contracts using market prices at the balance sheet date.

At the balance sheet date the Group had entered into certain short-term currency swaps amounting to assets of US$3 million (2005: assets of €130 million, C$33 million and CHF 22 million) and liabilities of £2 million (2005: £4 million, US$53 million and C$170 million) which were held at fair value through the income statement.

Back to Contents

Notes to the consolidated financial statements
Year ended July 31, 2006

	2006	2005
At fair value through income statement	£m	£m

At August 1	1	—
Valuation gains charged to income statement	—	1
Transferred to ‘net investment in overseas operations’	(1)	—

At July 31	—	1

At the balance sheet date the Group had entered into certain short-term currency swaps amounting to assets of US$627 million, €222 million and CHF 22 million (2005: assets of £287 million) and liabilities of £419 million and C$169 million (2005: liabilities of US$525 million) which were designated and effective as hedges of net investments in overseas operations. Valuation gains have been deferred in equity.

	2006	2005
Hedge of net investment in overseas operations	£m	£m

At August 1	(12)	—
Transferred from ‘at fair value through income statement’	1	—
Cash settlements in the period	4	—
Valuation gains/(losses) on effective hedges credited/(charged) to equity	5	(12)

At July 31	(2)	(12)

21.	Construction loans

	2006	2005
	£m	£m

Construction loans receivable (secured)	313	262
Borrowings to finance construction loans (unsecured)	(313)	(262)

	—	—

Construction loans receivable, which are secured principally against homes in the course of construction or completed homes awaiting sale, are made to customers of Stock Building Supply Inc and are all denominated in US dollars. These loans have an average maturity of 9 months (2005: 8 months). As of July 31, 2006, the effective rate of interest thereon was 8.85% (2005: 6.98%) .

22.	Cash and cash equivalents

	2006	2005
	£m	£m

Cash and cash equivalents	359	371
Short-term bank deposits	57	10

Total cash and cash equivalents	416	381

The effective interest rate as of July 31, 2006 on cash and cash equivalents was 2.1% (2005: 2.0%) . The average maturity of short-term bank deposits was 1 week (2005: 1 week). The fair values of cash and cash equivalents approximate to book value due to their short maturities.

The currency analysis of cash and cash equivalents is as follows:

Sterling	104	33
US dollar	230	224
Euro	56	94
Other	26	30

Total	416	381

Back to Contents

Notes to the consolidated financial statements
Year ended July 31, 2006

23.	Trade and other payables

	2006	2005
Current	£m	£m

Amounts falling due within one year:
Trade payables	1,504	1,273
Bills of exchange payable	188	194
Other tax and social security	142	102
Other payables	148	80
Share based payment liabilities	—	12
Accruals	305	280
Deferred income	7	2

Total trade and other payables	2,294	1,943

Non-current

Other payables	25	18

The fair value of other payables falling due after more than one year is estimated at £21 million (2005: £15 million), by discounting the anticipated cash flows at a money market rate of appropriate maturity. The fair value of other amounts included in trade and other payables approximates to book value.

24.	Bank loans and overdrafts

	2006	2005
Current	£m	£m

Bank overdrafts	124	437
Bank loans	68	2

Total bank loans and overdrafts	192	439

The fair values of current overdrafts and loans approximate to book value due to their short maturities.

The currency analysis of bank loans and overdrafts is as follows:

Sterling	—	—
US dollar	65	265
Euro	116	122
Other	11	52

Total	192	439

	2006	2005
Non-current	£m	£m

Bank loans	1,465	1,043
Other loans	1	1
Senior unsecured notes	617	—
US Industrial Revenue Bonds	1	1

Total bank loans	2,084	1,045

The non-current loans are repayable as follows:

Due in one to two years	35	516
Due in two to five years	403	529
Due in over five years	1,646	—

Total	2,084	1,045

At July 31, 2006, £651 million of loans carried a fixed interest rate (2005: £34 million). The weighted average interest rate paid on fixed interest borrowings is 5.0% (2005: 6.2%). Interest receipts and payments on the floating rate assets and liabilities are determined by reference to short-term benchmark rates applicable to the relevant currency or market, such as LIBOR.

Back to Contents

Notes to the consolidated financial statements
Year ended July 31, 2006

The fair value of fixed interest rate loans payable after one year is £621 million, compared to their book value of £626 million (2005: no material difference). The floating rate loans payable after one year generally attract variable interest rates based on 6 month LIBOR. Thus the fair value of these instruments approximates to their book value.

The Group’s undrawn committed facilities amount to £780 million. Further details of these centrally managed facilities and the financial risk management activities of the Group are set out in Item 5 – Operating and Financial Review and Prospects – Paragraph B, Liquidity and Capital Resources.

The currency analysis of non-current loans is as follows:

	2006	2005
	£m	£m

Sterling	136	1
US dollar	1,246	455
Euro	645	558
Other currencies	57	31

Total	2,084	1,045

The Group’s financial assets and liabilities are exposed to both fair value interest rate risk (fixed rate borrowings) and cash flow interest rate risk (floating rate borrowings). The interest rate profile of the financial assets and liabilities that comprised the Group’s net debt at July 31, 2006 and July 31, 2005, after including the effect of interest rate swaps, are set out in the following tables.

Assets at July 31, 2006					Weighted	Weighted
					average fixed	average time for
			Currency		interest rate	which rate is fixed
Currency	Floating	Fixed	swaps	Total	%	Years

Sterling	104	—	—	104	—	—
US dollars	550	—	—	550	—	—
Euros	63	—	—	63	—	—
Other currencies	26	—	—	26	—	—

Total	743	—	—	743

Liabilities at July 31, 2006					Weighted	Weighted
					average fixed	average time for
			Currency		interest rate	which rate is fixed
Currency	Floating	Fixed	swaps	Total	%	Years

Sterling	(135)	(5)	(419)	(559)	9.5	10.0
US dollars	(1,255)	(423)	336	(1,342)	5.0	2.9
Euros	(235)	(563)	152	(646)	3.0	2.0
Other currencies	(43)	(32)	(71)	(146)	5.6	4.4

Total	(1,668)	(1,023)	(2)	(2,693)

Assets at July 31, 2005					Weighted	Weighted
					average fixed	average time for
			Currency		interest rate	which rate is fixed
Currency	Floating	Fixed	swaps	Total	%	Years

Sterling	33	—	—	33	—	—
US dollars	491	—	—	491	—	—
Euros	100	—	—	100	—	—
Other currencies	30	—	—	30	—	—

Total	654	—	—	654

Liabilities at July 31, 2005					Weighted	Weighted
					average fixed	average time for
			Currency		interest rate	which rate is fixed
Currency	Floating	Fixed	swaps	Total	%	Years

Sterling	—	(5)	282	277	—	—
US dollars	(725)	(274)	(329)	(1,328)	4.2	1.5
Euros	(250)	(463)	90	(623)	3.0	2.6
Other currencies	(53)	(38)	(54)	(145)	6.0	1.4

Total	(1,028)	(780)	(11)	(1,819)

Back to Contents

Notes to the consolidated financial statements
Year ended July 31, 2006

Hedge of net investment in overseas operations

The Group has financial instruments denominated in foreign currencies which have been designated as hedges of the net investment in its subsidiaries in North America and Europe. The value of these financial instruments at the balance sheet date was:

	2006	2005
	£m	£m

US dollar	926	922
Euro	611	573
Other currencies	112	106

Total	1,649	1,601

The gain on translation of the borrowings into sterling of £58 million (2005: loss of £36 million) has been taken to the translation reserve.

25.	Obligations under finance leases

	Gross	Gross	Net	Net
	2006	2005	2006	2005
	£m	£m	£m	£m

Due within one year	24	6	18	4
Due in one to five years	50	30	37	23
Due in over five years	28	42	20	35

	102	78	75	62

Less: future finance charges	(27)	(16)

Present value of finance lease obligations	75	62

Current			18	4
Non current			57	58

Total obligations under finance leases			75	62

It is the Group’s policy to lease certain of its property, plant and equipment under finance leases. The average lease term is 7 years (2005: 7 years). For the year ended July 31, 2006, the average effective borrowing rate was 4.7% (2005: 4.9%). Finance lease obligations included above are secured against the assets concerned.

The currency analysis of the present value of finance lease obligations is as follows:

	Net	Net
	2006	2005
	£m	£m

Sterling	5	4
US dollar	26	16
Euro	37	34
Other	7	8

Total	75	62

Back to Contents

Notes to the consolidated financial statements
Year ended July 31, 2006

26.	Provisions
	Environmental	Wolseley	Other
	and legal	Insurance	provisions	Total
	£m	£m	£m	£m

At August 1, 2004	30	33	20	83
Utilized in the year	—	(9)	(1)	(10)
Charge for the year	2	10	1	13
Transfers	—	—	(3)	(3)
New businesses	—	—	—	—
Exchange difference	1	1	—	2

At July 31, 2005	33	35	17	85

Utilized in the year	—	(9)	(3)	(12)
Charge for the year	6	23	6	35
Transfers	1	—	(4)	(3)
New businesses	1	—	4	5
Exchange differences	(2)	(2)	—	(4)

At July 31, 2006	39	47	20	106

Provisions have been analyzed between current and non current as follows:

	Environmental	Wolseley	Other
	and legal	Insurance	provisions	Total
At July 31, 2006	£m	£m	£m	£m

Current	8	13	8	29
Non current	31	34	12	77

Total provisions	39	47	20	106

	Environmental	Wolseley	Other
	and legal	Insurance	provisions	Total
At July 31, 2005	£m	£m	£m	£m

Current	2	9	11	22
Non current	31	26	6	63

Total provisions	33	35	17	85

Wolseley Insurance provisions represent an estimate, based on historical experience, of the ultimate cost of settling outstanding and potential claims on certain risks retained by the Group (principally US casualty and global property damage).

Environmental and legal liabilities include known and potential legal claims and environmental liabilities arising from past events where it is probable that a payment will be made and the amount of such payment can be reasonably estimated. Included in this provision is an amount of £31 million (2005: £32 million) related to asbestos litigation involving certain Group companies. This liability is fully covered by insurance, and accordingly an equivalent insurance receivable has been recorded in ‘Trade and other receivables’ (note 17). The liability has been actuarially determined as at July 31, 2006 based on advice from independent professional advisors. The provision and the related receivable have been stated on a discounted basis using a long-term discount rate of 5.2% (2005: 4.5%). The level of insurance cover available significantly exceeds the expected level of future claims, and no profit or cash flow impact is therefore expected to arise in the foreseeable future.

Back to Contents

Notes to the consolidated financial statements
Year ended July 31, 2006

27.	Retirement benefit obligations

(i)	Description of plans

United Kingdom
The principal plan operated for UK employees is the Wolseley Group Retirement Benefits Plan which provides benefits based on final pensionable salaries. The assets are held in separate trustee administered funds. The plan’s retirement benefits are funded by a contribution from employees with the balance being paid by Group companies. The contribution rates paid by employees at July 31, 2006 are either 5% or 6% of earnings depending on the level of benefits that were accruing at that date. The Group and employee contribution rates are calculated on the Projected Unit Method and agreed with an independent consulting actuary.

Outside the United Kingdom
North America
The principal plans operated for US employees are defined contribution schemes, which are established in accordance with US 401K rules. Companies contribute to both employee compensation deferral and profit sharing plans. Contributions are charged to the income statement in the period in which they fall due. In the year to July 31, 2006 the cost of defined contribution plans charged to the income statement was £23 million (2005: £18 million).

In addition, the Group operates three defined benefit schemes in the United States. In Canada a defined benefit scheme and a defined contribution scheme are operated. Two of the US plans and the Canadian plan are funded; two plans are closed to new entrants. The majority of assets are held in trustee administered funds independent of the assets of the companies. The closed plans now provide a minimum pension guarantee in conjunction with a defined contribution plan. The remaining plans provide benefits based on final pensionable salaries. The contribution rate is calculated on the Projected Unit (credit) Method as agreed with independent consulting actuaries.

Europe
Both defined contribution and defined benefit schemes are operated. Liabilities arising under defined benefit schemes are calculated in accordance with actuarial advice. Contributions to defined contribution schemes are accounted for in the period in which they fall due. The cost of defined contribution schemes charged to the income statement was £5 million (2005: £1 million).

Post retirement health care
There are no material obligations to provide post retirement health care benefits.

The Group expects to contribute £23 million to the UK defined benefit scheme and £15 million to the non-UK schemes in the year ending July 31, 2007.

(ii)	Financial impact of plans

	2006	2005
As disclosed in the balance sheet	£m	£m

Current liability	(29)	(17)
Non-current liability	(160)	(181)

Total liability	(189)	(198)

	2006	2006	2005	2005
Analysis of balance sheet liability	£m	£m	£m	£m

Fair value of plan assets:
UK	501		404
Non-UK	112		105

		613		509
Present value of defined benefit obligation:
UK	(619)		(527)
Non-UK	(182)		(180)

		(801)		(707)

Net deficit		(188)		(198)
Unrecognized past service cost		1		—
Unrecognized surplus		(2)		—

Net liability recognized in balance sheet		(189)		(198)

Back to Contents

Notes to the consolidated financial statements
Year ended July 31, 2006

	2006	2005
Analysis of total expense recognized in income statement	£m	£m

Current service cost	19	18
Past service cost	1	—
Curtailment	(1)	—
Settlement	(5)	(1)

Charged to administrative expenses	14	17

Interest on pension liabilities	36	35
Expected return on scheme assets	(35)	(28)

Charged to finance costs	1	7

Total expense recognized in income statement	15	24

	2006	2005
Analysis of amount recognized in the statement of recognized income and expense	£m	£m

Actuarial gain/(loss)	8	(4)
Unrecognized past service cost	1	—
Unrecognized surplus	(2)	—

	7	(4)
Deferred tax thereon	(2)	2

Total amount recognized in the statement of recognized income and expense	5	(2)

The cumulative amount of actuarial gains recognized in the statement of recognized income and expense was a gain of £3 million (2005: loss of £4 million).

The assets in the UK schemes and the expected rates of return were:

	2006		2005

	UK		UK

	Long-term		Long-term
	rate of		rate of
	return	Value at	return	Value at
	expected at	July 31,	expected at	July 31,
	July 31,	2006	July 31,	2005
	2006	£m	2005	£m

Equities	7.4%	344	7.3%	354
Bonds	4.2%	154	4.1%	49
Other	5.0%	3	5.0%	1

Total market value of assets	6.5%	501	6.9%	404

The assets in the non-UK schemes and the expected rates of return were:

	2006		2005

	Non-UK		Non-UK

	Long-term		Long-term
	rate of		rate of
	return	Value at	return	Value at
	expected at	July 31,	expected at	July 31,
	July 31,	2006	July 31,	2005
	2006	£m	2005	£m

Equities	8.0%	59	7.2%	55
Bonds	5.1%	39	4.8%	38
Property	5.3%	9	5.3%	9
Other	3.0%	5	3.0%	3

Total market value of assets	6.6%	112	6.2%	105

Back to Contents

Notes to the consolidated financial statements
Year ended July 31, 2006

	UK	Non-UK	Total	UK	Non-UK	Total
	2006	2006	2006	2005	2005	2005
Fair value of plan assets	£m	£m	£m	£m	£m	£m

At August 1	404	105	509	323	73	396
Expected return on plan assets	28	7	35	22	6	28
Actuarial gain	36	—	36	46	4	50
Employer’s contributions	24	6	30	20	7	27
Participants’ contributions	8	1	9	5	1	6
Acquisition	17	—	17	—	17	17
Transfers	—	1	1	—	—	—
Benefits paid	(16)	(6)	(22)	(12)	(8)	(20)
Currency translation	—	(2)	(2)	—	5	5

At July 31	501	112	613	404	105	509

Actual return on plan assets	64	7	71	68	10	78

The expected long-term rates of return for equities have been determined by reference to government bond rates (minimum risk rates) in the countries in which the plans are based. To reflect the additional risks associated with equities, expected long-term rates of return on equities include a risk premium. These risk premiums are long-term assumptions and were set after taking actuarial advice and considering the assumptions used by listed companies. The expected long-term rates of return for other assets are determined in a similar way, i.e., by using an appropriate risk premium relative to government bonds in the relevant country. For the UK scheme a premium of 3.0% per year as at July 31, 2006 (2005: 3.0%) was applied to the expected return from government bonds. For the principal overseas schemes in USA, Canada and Switzerland a similar approach was adopted with returns set by reference to long-term bond rates after taking actuarial advice.

The Group’s investment strategy for its funded post employment plans is decided locally by the Group and, if relevant, the trustees of the plan, and takes account of the relevant statutory requirements. The Group’s objective for the investment strategy is to achieve a target rate of return in excess of the increase in the liabilities, while taking an acceptable amount of investment risk relative to the liabilities.

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

For the UK scheme the policy is to invest approximately 75% of the assets in equities, and 25% in other asset classes, principally bonds. The investment strategy is subject to regular review by the scheme trustees in consultation with the Group. For the overseas schemes the investment strategy involves the investment in defined levels of predominantly equities with the remainder of the assets being invested in cash and bonds.

	UK	Non-UK	Total	UK	Non-UK	Total
	2006	2006	2006	2005	2005	2005
Present value of defined benefit obligation	£m	£m	£m	£m	£m	£m

At August 1	527	180	707	460	131	591
Current service cost	14	5	19	13	5	18
Past service cost	—	1	1	—	—	—
Curtailment and settlement	—	(6)	(6)	—	(1)	(1)
Interest cost	26	10	36	26	9	35
Participants’ contributions	8	1	9	5	1	6
Acquisitions	28	—	28	—	17	17
Benefits paid	(16)	(6)	(22)	(12)	(10)	(22)
Transfers	—	5	5	—	—	—
Actuarial (gain)/loss	32	(4)	28	35	19	54
Currency translation	—	(4)	(4)	—	9	9

At July 31	619	182	801	527	180	707

Back to Contents

Notes to the consolidated financial statements
Year ended July 31, 2006

	2006	2005
Analysis of present value of defined benefit obligation	£m	£m

Amounts arising from wholly unfunded plans	57	44
Amounts arising from plans that are wholly or partly funded	744	663

	801	707

(iii)	Valuation assumptions

The financial assumptions used to estimate defined benefit obligations are:

	2006		2005

	UK	Non-UK	UK	Non-UK

Discount rate	5.1%	5.1%	5.0%	5.1%
Inflation rate	3.1%	1.4%	2.8%	1.4%
Increase to deferred benefits during deferment	3.1%	2.2%	2.8%	2.0%
Increases to pensions in payment	3.0%	1.5%	2.7%	0.8%
Salary increases	4.6%	2.4%	3.3%	2.5%

The life expectancy assumptions used to estimate defined benefit obligations at July 31, 2006 are:

	2006

	UK	Non-UK

Current pensioners (at age 65) – male	19.0	18.3
Current pensioners (at age 65) – female	21.9	20.9
Future pensioners (at age 65) – male	19.8	17.9
Future pensioners (at age 65) – female	22.8	20.4

	UK	Non-UK	UK	Non-UK
	2006	2006	2005	2005
History of experience gains and losses	£m	£m	£m	£m

Fair value of plan assets	501	112	404	105
Present value of defined benefit obligation	(619)	(182)	(527)	(180)

Deficit in the plan	(118)	(70)	(123)	(75)

Experience adjustments to scheme assets
Amount	36	—	46	4
Percentage of scheme assets	7%	—	11%	4%
Experience adjustments on scheme liabilities
Amount	—	(2)	—	—
Percentage of the present value of scheme liabilities	—	1%	—	—

Back to Contents

Notes to the consolidated financial statements
Year ended July 31, 2006

28.	Share capital

	Authorized		Allotted and issued

	2006	2005	2006	2005

Number of ordinary 25 pence shares (million)	800	800	598	592
Nominal value of ordinary 25 pence shares (£ million)	200	200	149	148

All the allotted and issued shares are fully paid or credited as fully paid.

Allotment of shares
From August 1, 2005 to July 31, 2006, new ordinary shares of 25 pence each in the Company have been issued as follows:

			Proceeds to the Group
Allottees	Number of shares	Price per share (p)	£m	Purpose of issue

Various	2,318,435	251.00 – 935.85	17	Exercise of savings related share options
Various	3,235,350	349.75 – 543.00	14	Exercise of executive share options/stock appreciation rights

	5,553,785		31

Limits on grant of options
The maximum number of shares over which options may be granted (but excluding any which lapse) under all share option schemes and the stock appreciation plan in any ten year period is 10% of the issued share capital from time to time. The number of shares over which options may be granted under all such schemes as at July 31, 2006 was 59,769,622 (2005: 59,214,243) of which 20,632,264 (2005: 15,510,090) have already been issued pursuant to options exercised in the ten year period ended on July 31, 2006.

The maximum number of shares over which options may be granted (but excluding any which lapse) under the rules of the executive share option schemes in any ten year period is 5% of the issued share capital from time to time. The number of shares over which options may be granted as at July 31, 2006 was 29,884,811 (2005: 29,607,122) of which 6,181,529 (2005: 4,886,655) have already been issued pursuant to options exercised on or before July 31, 2006.

Executive Benefit Trusts
Three Employee Benefit Trusts have been established in connection with the Wolseley Share Option Plan 2003 and the Wolseley plc 2002 Long Term Incentive Scheme. During the year one of these trusts purchased 2,011,478 ordinary shares of the Company, with a nominal value of £1 million, for a cash consideration of £27 million. The market value of the 4,011,478 shares held by the employee benefit trusts at July 31, 2006, which have a nominal value of £1 million, was £46 million (2005: £24 million), and none of them had been allocated to employees or Directors at that date. Dividends due on shares held by the Employee Benefit Trusts are waived in accordance with the provisions of the trust deeds.

Back to Contents

Notes to the consolidated financial statements
Year ended July 31, 2006

29.	Share-based payments

The Group operates six share option plans: the 1984 Executive Share Option Scheme, the 1989 Executive Share Option Scheme and the Wolseley Share Option Plan 2003 (collectively, the “Executive Option Schemes”); the Wolseley Employees Savings Related Share Option Scheme 1981 and Wolseley Irish Sharesave Scheme 2000 (collectively, the “Employees Savings Option Schemes”); and the Wolseley Employee Share Purchase Plan 2001 (the “ESPP”). The Wolseley Employees International Stock Appreciation Plan (the “SAP”) expired during the year ended July 31, 2006.

Awards granted under the Executive Option Schemes are subject to a condition such that they may not be exercised unless the growth in earnings per share over a period of three consecutive financial years exceeds growth in the UK Retail Price Index over the same period by at least 9% and consequently vest over a period of three years. Awards granted under the Employee Savings Option Schemes vest over periods ranging from three to seven years. Awards granted under the Employee Share Purchase Plan vest over a one-year period. Awards granted under the SAP vested over a period of five years.

The Group also operates a Long Term Incentive Scheme (“LTIS”) for senior executives. Under this Scheme, executives will be awarded a variable number of shares depending on the level of total shareholder return over the next three years relative to that of a number of comparator companies. The vesting period is three years. The maximum award under the scheme is determined at grant date and then adjusted at vesting date in accordance with the market performance condition.

Share options outstanding during the year

	Year ended July 31

	2006		2006	2005		2005

			Weighted			Weighted
			average			average
			exercise			exercise
	Shares		price	Shares		price
	000	’s		£000	’s	£

Executive Option Schemes
Outstanding as at August 1	11,809		7.22	11,061		5.64
Granted	4,588		11.87	4,131		9.51
Exercised	(1,358)		5.09	(2,819)		4.37
Surrendered or expired	(457)		8.89	(564)		7.07

Outstanding as at July 31	14,582		8.83	11,809		7.22

Exercisable as at July 31	3,172		5.10	1,831		4.42

Weighted average fair value of options granted during the year			3.97			3.06

Employees Savings Option Schemes, ESPP and SAP
Outstanding as at August 1	8,129		6.38	10,708		4.83
Granted	1,521		12.01	3,434		9.26
Exercised	(2,725)		3.80	(4,215)		4.85
Surrendered or expired	(3,247)		8.75	(1,798)		6.24

Outstanding as at July 31	3,678		8.53	8,129		6.38

Exercisable as at July 31	88		4.44	72		4.12

Weighted average fair value of options granted during the year			3.83			2.70

The weighted average share price at the date of exercise for share options exercised during the period was £12.67 (2005: £10.16) . The total intrinsic value of options exercised during the period was £22 million (2005: £29 million). The aggregate intrinsic value of options outstanding and exercisable at July 31, 2006 was £48 million and £21 million respectively (2005: £99 million and £14 million).

Back to Contents

Notes to the consolidated financial statements
Year ended July 31, 2006

Maximum number of shares that can be issued under the Long Term Incentive Scheme

	Year ended July 31

	2006	2006	2005	2005

		Share		Share
		price at		price at
		award		award
	Shares	date	Shares	date
	000’s		£000’s	£

Outstanding as at August 1	604	9.27	—
Granted	730	11.29	628	9.27
Surrendered or expired	(12)	9.25	(24)	9.25

Outstanding as at July 31	1,322	10.39	604	9.27

Exercisable as at July 31	—	—	—	—

Weighted average fair value of shares awarded		3.99		4.85

Details of options exercisable
Options outstanding and exercisable at July 31, 2006 under the Executive Option Schemes, the Employees Saving Option Schemes and ESPP can be analyzed as follows:

	Options Outstanding			Options Exercisable

		Weighted			Weighted
		average	Weighted		average	Weighted
		remaining	average		remaining	average
		contractual	exercise		contractual	exercise
	Shares	life	price	Shares	life	price
Range of exercise prices	000’s	Years		£000’s	Years	£

£2.51 – £3.50	404	2.5	3.15	211	3.8	3.48
£3.51 – £4.50	668	2.0	4.07	198	2.1	3.96
£4.51 – £5.50	2,740	5.7	5.14	2,740	5.7	5.14
£5.51 – £6.50	228	1.1	5.62	3	1.1	5.63
£6.51 – £7.50	3,774	6.3	7.29	57	6.8	7.37
£7.51 – £8.50	24	7.9	8.42	—	—	—
£8.51 – £9.50	4,376	7.4	9.40	52	7.8	9.44
£10.51 – £11.50	50	8.6	11.00	—	—	—
£11.51 – £12.50	5,883	7.3	11.90	4	7.7	11.64
£12.51 – £13.50	111	9.5	12.81	—	—	—

	18,258	6.5	8.77	3,265	5.4	5.08

The fair value at the date of grant of options awarded during the year has been estimated by the binomial methodology for all schemes except the LTIS, for which a Monte Carlo simulation was used.

The principal assumptions required by these methodologies were:

					Long Term Incentive
	Executive Share Options		Employee Share Options		Schemes

	2006	2005	2006	2005	2006	2005

Risk free interest rate	4.45%	4.72%	4.52%	4.60%	4.40%	4.70%
Expected annual increase in dividends*	10%	10%	10%	10%	—	—
Expected dividend yield*	—	—	—	—	2.75%	2.29%
Expected volatility	39.00%	40.10%	31.06	40.00%	20.58%	27.74%
Expected life	5.7 years	5.7 years	1-7 years	1-7 years	3 years	3 years

*	The initial assumption was for 2006 interim and final dividends of 9.68 pence and 19.36 pence respectively (2005: 8.73 pence and 17.45 pence respectively)

Expected volatility has been estimated on the basis of historic volatility over the expected term. Expected life has been estimated on the basis of historical data on the exercise pattern.

Back to Contents

Notes to the consolidated financial statements
Year ended July 31, 2006

30.	Shareholders’ funds and statement of changes in shareholders’ equity

				Retained Earnings

	Share	Share	Translation	Hedging	Own	Profit and Loss
	Capital	Premium	Reserve	Reserve	Shares	Account	Total
For the year ended July 31, 2006	£m	£m	£m	£m	£m	£m	£m

Profit for the year attributable to equity shareholders	—	—	—	—	—	537	537
Exchange loss on translation of overseas operations	—	—	(182)	—	—	—	(182)
Exchange gain on translation of borrowings designated as hedges of overseas operations	—	—	58	—	—	—	58
Valuation gain on interest rate swaps (less amounts reclassified and reported in net income)	—	—	—	8	—	—	8
Valuation gain on currency swaps	—	—	—	5	—	—	5
Actuarial gain on retirement benefits	—	—	—	—	—	7	7
Change in fair value of available for-sale-investments	—	—	—	—	—	(7)	(7)
Tax on gains/(losses) not recognized in the income statement	—	—	(7)	(4)	—	(2)	(13)

Total recognized income and expense	—	—	(131)	9	—	535	413
New share capital subscribed	1	30	—	—	—	—	31
Premium on share options issued through share symmetry arrangements	—	17	—	—	—	(17)	—
Purchase of own shares by Employee Benefit Trust	—	—	—	—	(27)	—	(27)
Credit to equity for share-based payments	—	—	—	—	—	36	36
Dividends	—	—	—	—	—	(162)	(162)

Net additions to shareholders’ funds	1	47	(131)	9	(27)	392	291
Opening shareholders’ funds	148	241	82	(8)	(19)	1,857	2,301

Closing shareholders’ funds	149	288	(49)	1	(46)	2,249	2,592

				Retained earnings

	Share	Share	Translation	Hedging	Own	Profit and loss
	Capital	Premium	Reserve	Reserve	Shares	Account	Total
For the year ended July 31, 2005	£m	£m	£m	£m	£m	£m	£m

Profit for the year attributable to equity shareholders	—	—	—	—	—	479	479
Exchange gain on translation of overseas operations	—	—	93	—	—	—	93
Exchange loss on translation of borrowings designated as hedges of overseas operations	—	—	(36)	—	—	—	(36)
Valuation gain on interest rate swaps	—	—	—	1	—	—	1
Valuation loss on currency swaps	—	—	—	(12)	—	—	(12)
Actuarial loss on retirement benefits	—	—	—	—	—	(4)	(4)
Tax on gains/(losses) not recognized in the income statement	—	—	25	3	—	6	34

Total recognized income and expense	—	—	82	(8)	—	481	555
New share capital subscribed	2	31	—	—	—	—	33
Premium on share options issued through share symmetry arrangements	—	10	—	—	—	(10)	—
Purchase of own shares by Employee Benefit Trust	—	—	—	—	(19)	—	(19)
Credit to equity for share-based payments	—	—	—	—	—	23	23
Dividends	—	—	—	—	—	(145)	(145)

Net additions to shareholders’ funds	2	41	82	(8)	(19)	349	447
Opening shareholders’ funds	146	200	—	—	—	1,508	1,854

Closing shareholders’ funds	148	241	82	(8)	(19)	1,857	2,301

Back to Contents

Notes to the consolidated financial statements
Year ended July 31, 2006

31.	Acquisitions

A list of businesses acquired during the year, and the month of acquisition, is set out on page F-72. All these businesses are engaged in the distribution of building materials. In all these acquisitions, the Group acquired 100% of the issued share capital, and has accounted for the transaction by the purchase method of accounting.

			Fair	Provisional
		Book values	value	fair values
		acquired	alignments	acquired
All acquisitions		£m	£m	£m

Intangible fixed assets
–	Customer relationships	—	220	220
–	Trade names and brands	—	26	26
–	Other	13	(8)	5
Property, plant and equipment		68	31	99
Inventories		155	(7)	148
Receivables		310	(3)	307
Cash, cash equivalents and bank overdrafts		5	—	5
Borrowings		(76)	—	(76)
Payables		(205)	(6)	(211)
Deferred tax		(1)	(50)	(51)
Retirement benefit obligations		—	(11)	(11)
Provisions		(2)	(3)	(5)

Total		267	189	456
Goodwill arising				387

Consideration				843

Satisfied by:
Cash				799
Deferred consideration				35
Contingent consideration				2
Directly attributable costs				7

Total consideration				843

The fair value adjustments shown above for the year ended July 31, 2006 are provisional figures, being the best estimates currently available. Further adjustments to goodwill may be necessary when additional information is available concerning some of the judgmental areas.

The goodwill arising on these acquisitions is attributable to the anticipated profitability of the new markets and product ranges to which the Group has gained access, and to additional profitability and operating efficiencies in respect of existing markets.

The acquisitions contributed £862 million to revenue, £60 million to trading profit and £33 million to the Group’s operating profit for the period between the date of acquisition and the balance sheet date.

If each acquisition had been completed on the first day of the financial year, Group revenue would have been £14,940 million and Group trading profit would have been £934 million.

32.	Analysis of the net outflow of cash in respect of the purchase of businesses
	2006	2005
	£m	£m

Purchase consideration (note 31)	843	423
Deferred and contingent consideration (net of payments in the year)	(16)	(25)

Cash consideration	827	398
Cash, cash equivalents and bank overdrafts acquired	(5)	8

Net cash outflow in respect of the purchase of businesses	822	406

Back to Contents

Notes to the consolidated financial statements
Year ended July 31, 2006

33.	Disposals

The Group made no disposals of operations in the year ended July 31, 2006. £2 million of deferred consideration was received in the year in respect of a disposal in the year ended July 31, 2005.

34.	Reconciliation of operating profit to net cash inflow from operating activities

	2006	2005
	£m	£m

Profit for the year	537	479
Net finance costs	65	37
Tax expense	232	186
Depreciation of property, plant and equipment	134	114
Amortization of non-acquired intangibles	6	3
Profit on disposal of property, plant and equipment	(16)	(11)
Amortization of acquired intangibles	48	6
Increase in inventories	(171)	(56)
Increase in trade and other receivables	(243)	(180)
Increase in trade and other payables	217	168
Increase in provisions and other liabilities	19	—
Share based payments and other non-cash items	22	19

Cash generated from operations	850	765

35.	Reconciliation of opening to closing net debt
				New
				finance	Fair value	Exchange
	At August 1	Cash flows	Acquisitions	leases	adjustments	movement	At July 31
For the year ended July 31, 2006	£m	£m	£m	£m	£m	£m	£m

Cash and cash equivalents	381	52	—	—	—	(17)	416
Bank overdrafts	(437)	304	—	—	—	9	(124)

	(56)	356	—	—	—	(8)	292

Financial assets: trading investments	5	—	—	—	—	(1)	4
Derivative financial instruments	(11)	4	—	—	(13)	1	(19)
Bank loans	(1,047)	(1,085)	(74)	—	26	28	(2,152)
Obligations under finance leases	(62)	17	(2)	(30)	—	2	(75)

	(1,171)	(708)	(76)	(30)	13	22	(1,950)

				New
				finance	Fair value	Exchange
	At August 1	Cash flows	Acquisitions	leases	adjustments	movement	At July 31
For the year ended July 31, 2005	£m	£m	£m	£m	£m	£m	£m

Cash and cash equivalents	291	66	—	—	—	24	381
Bank overdrafts	(379)	(8)	—	—	—	(50)	(437)

	(88)	58	—	—	—	(26)	(56)

Financial assets: trading investments	6	(1)	—	—	—	—	5
Derivative financial instruments	(1)	—	—	—	(10)	—	(11)
Bank loans	(835)	(176)	(1)	—	—	(35)	(1,047)
Obligations under finance leases	(52)	5	—	(13)	—	(2)	(62)

	(970)	(114)	(1)	(13)	(10)	(63)	(1,171)

Back to Contents

Notes to the consolidated financial statements
Year ended July 31, 2006

36.	Related party transactions

There are no related party transactions requiring disclosure under IAS 24, Related Party Disclosures other than the compensation of key management personnel which is set out in the following table.

	2006	2005
Key management personal compensation (including directors)	£m	£m

Salaries, bonuses and other short-term employee benefits	9	8
Termination and post employment benefits	1	1
Share-based payments	4	1

Total compensation	14	10

More detailed disclosures on the remuneration of the Directors are provided in Item 6 – Directors, Senior Management and Employees – Paragraph B, Compensation.

37.	Capital commitments

Authorised capital expenditure which was contracted for but not provided in these accounts was as follows:

	2006	2005
	£m	£m

Property, plant and equipment	77	96
Intangible assets: software	14	—

Total capital commitments	91	96

38.	Operating lease commitments

Future minimum lease payments under non-cancellable operating leases for the following periods are:

	2006	2005
	£m	£m

Within one year	199	153
Later than one year and less than five years	533	402
After five years	372	323

Total operating lease commitments	1,104	878

Operating lease payments represent rental payable by the Group for certain of its properties. Some of these operating lease arrangements have renewal options and rental escalation clauses, though the effect of these is not material. No arrangements have been entered into for contingent rental payments.

The total minimum sublease payments expected to be received under non-cancellable subleases at July 31, 2006 is £8 million (2005: £5 million).

39.	Contingent liabilities

The Group has the following quantifiable contingent liabilities which arose in the ordinary course of business and which have not been provided in these accounts since no actual liability is expected to arise:

	2006	2005
	£m	£m

Sundry guarantees, performance bonds and indemnities	114	78
Obligations under forward foreign exchange contracts	497	413

An amount of £499 million (2005: £402 million) is expected to be received from counterparties in respect of the obligations under forward foreign exchange contracts detailed above.

As of July 31, 2006, cash deposits of Wolseley Insurance Limited amounting to £52 million (2005: £41 million) were charged in favor of LloydsTSB Bank plc to secure letters of credit provided by that bank.

Back to Contents

Notes to the consolidated financial statements
Year ended July 31, 2006

40.	Post balance sheet events

The Group has made the following acquisitions between August 1 and September 24, 2006:

			Estimated	Estimated	Estimated
		Percentage	cost	net assets	goodwill
Name	Date of acquisition	acquired	£m	£m	£m

Water Works Suppliers Corporation	August 2006	100%	5	4	1
Palermo Supply Co., Inc.	August 2006	100%	21	9	12
Lunts Heath Limited	August 2006	100%	1	—	1
Sigmatec SAS	August 2006	100%	1	—	1
United Automatic Heating Supply Ltd.	September 2006	100%	3	2	1
Morris Insulation Limited, et al	September 2006	100%	18	5	13

Both the cost of acquisition and the fair values of assets and liabilities acquired are estimates, based on information available to the Group at the date of approval of these financial statements. Further adjustments will be necessary when additional information is available.

The Group has made the following acquisitions between September 25 and October 31, 2006:

			Estimated
		Percentage	cost
Name	Date of acquisition	acquired	£m

DT Group A/S	September 2006	100%	1,353
Castle Group	October 2006	100%	69
Northern Water Works Supply, Inc	October 2006	100%	35
Murdock EDC Ltd & Murdock Haworth Ltd	October 2006	100%	2
Helatukku Finland Oy	October 2006	100%	5
Gulf Refrigeration Supply Inc.	October 2006	100%	12
Kandall Fabricating & Supply Corporation	October 2006	100%	12
Lee Window & Door Company	October 2006	100%	2
Perfection Truss Company, Inc	October 2006	100%	4
Woodcote-stavebni materialy a.s.	October 2006	100%	26

The fair value of assets and liabilities acquired, and hence the amount of goodwill arising, cannot yet be estimated. Further details of the acquisition of DT Group and a vendor placing of approximately 59 million ordinary shares are provided in Item 5 – Operating and Financial Review and Prospects – Liquidity and Capital Resources – Capital Resources.

41.	Parent company

Wolseley plc is a limited liability company incorporated in England and Wales and domiciled in the United Kingdom. It operates as the ultimate parent company of the Wolseley Group. Its registered office is Parkview 1220, Arlington Business Park, Theale, Reading RG7 4GA, United Kingdom.

Back to Contents

Notes to the consolidated financial statements
Year ended July 31, 2006

42.	Accounting standards, interpretations and amendments to published standards not yet effective

Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the Group’s accounting periods beginning on or after August 1, 2006 or later periods, but which the Group has not early adopted. The new standards which are expected to be relevant to the Group’s operations are as follows:

Amendment to IAS 39 and IFRS 4 “Financial Guarantee Contracts” (effective from August 1, 2006)

This amendment requires issued financial guarantees, other than those previously asserted by the entity to be insurance contracts, to be initially recognized at their fair value and subsequently measured at the higher of: (a) the unamortized balance of the related fees received and determined; and (b) the expenditure required to settle the commitment at the balance sheet date. Management is currently assessing the impact of this amendment on the Group’s financial statements.

Amendment to IAS 39 “Cash Flow Hedge Accounting of Forecast Intragroup Transactions” (effective from August 1, 2006)

This amendment allows the foreign currency risk of a highly probable forecast intragroup transaction to qualify as a hedged item in the consolidated financial statements, provided that: (a) the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction; and (b) the foreign currency risk will affect consolidated profit or loss. Management does not expect adoption of this amendment to have a significant impact on the Group’s financial statements.

Amendment to IAS 39 “The Fair Value Option” (effective from August 1, 2006)

This amendment changes the definition of the financial instruments classified at fair value through the income statement and restricts the ability to designate financial instruments as part of this category. Management does not expect adoption of this amendment to have a significant impact on the Group’s financial statements.

IFRS 7 “Financial Instruments: Disclosures” (effective from August 1, 2007) and amendment to IAS 1 “Presentation of Financial Statements – Capital Disclosures” (effective from August 1, 2007)

IFRS 7 introduces new disclosures of qualitative and quantitative information about exposure to risks arising from financial instruments including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. The amendment to IAS 1 introduces disclosures about the level of an entity’s capital and how it manages capital. Management is currently assessing the impact of IFRS 7 and the amendment to IAS 1 on the Group’s financial statements.

IFRIC 7 “Applying the restatement approach under IAS 29” (effective from August 1, 2006)

IFRIC 7 deals with the accounting when an entity identifies the existence of hyperinflation in the economy of its functional currency and how deferred tax items in the opening balance sheet should be restated. The Group has no operations in hyperinflationary economies. The Group has assessed the impact of the interpretation and concluded it is not likely to have a significant impact on the Group’s financial statements.

IFRIC 8 “Scope of IFRS 2” (effective from August 1, 2006)

IFRIC 8 clarifies that transactions within the scope of IFRS 2 ‘Share Based Payment’ include those in which the entity cannot specifically identify some or all of the goods and services received. The Group has assessed the impact of this interpretation and has concluded it is not likely to have a significant impact on the Group’s financial statements.

IFRIC 9 “Reassessment of embedded derivatives” (effective from August 1, 2006)

IFRIC 9 clarifies that an entity should assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the contract terms, in which case it is required. The Group has assessed the impact of this interpretation and has concluded it is not likely to have a significant impact on the Group’s financial statements.

IFRIC 10 “Interim financial reporting and impairment” (effective from August 1, 2007)

IFRIC 10 clarifies that any impairment losses on goodwill and certain financial assets recognised in an interim financial statement must not be reversed in subsequent interim or annual financial statements. The Group has assessed the impact of this interpretation and has concluded it is not likely to have a significant impact on the Group’s financial statements.

Back to Contents

Notes to the consolidated financial statements
Year ended July 31, 2006

43.	Reconciliation of net assets and profit under UK GAAP to IFRS

This is the first year that the Group has presented its financial statements under IFRS. In the year ended July 31, 2005, Wolseley plc reported under UK GAAP.

IFRS 1, “First-time Adoption of International Financial Reporting Standards” sets out the procedures that the Group must follow when it adopts IFRS for the first time as the basis for preparing its consolidated financial statements. The Group is required to establish its IFRS accounting policies as at July 31, 2006 and, in general, apply these retrospectively to determine the IFRS opening balance sheet at its date of transition, August 1, 2004.

Certain optional exemptions to this general principle are available under IFRS 1 and the significant first-time adoption choices made by the Group are as follows:

Business combinations before August 1, 2004 (IFRS 3, “Business Combinations”)
The Group has elected not to apply IFRS 3 retrospectively to business combinations that took place before August 1, 2004. As a result, in the IFRS opening balance sheet, goodwill arising from past business combinations (£665.9 million) remains as stated under UK GAAP at that date.

Employee Benefits – actuarial gains and losses (IAS 19, “Employee Benefits”)
The Group has elected to recognize all cumulative actuarial gains and losses in relation to employee benefit schemes at the date of transition. In addition, the Group has elected to recognize actuarial gains and losses in full in the period in which they occur in a statement of recognized income and expense.

Share-based Payments (IFRS 2, “Share-based Payment”)
The Group has elected to apply IFRS 2 only to equity-settled awards that had not vested as at August 1, 2004 and were granted on or after 7 November 2002 and cash-settled awards that had not vested as at August 1, 2004.

Foreign Currency Translation Reserve (IAS 21, “The Effects of Changes in Foreign Exchange Rates”)
The Group has elected to reset the foreign currency translation reserve to zero at August 1, 2004. Going forward, IFRS requires amounts taken to reserves on the retranslation of foreign subsidiaries to be recorded in a separate foreign currency translation reserve and be included in the future calculation of profit or loss on sale of the subsidiary.

Financial Instruments (IAS 39, “Financial Instruments: Recognition and Measurement” and IAS 32, “Financial Instruments: Disclosure and Presentation”)
The Group has elected to implement IAS 32 and IAS 39 at its date of transition, August 1, 2004, and apply hedge accounting where the requirements of IAS 39 are met.

The Group is also required to provide reconciliations of equity at the transition date, equity at July 31, 2005, and profit for the year ended July 31, 2005 under UK GAAP and IFRS, and to provide explanations of the effect of the transition on its financial position, financial performance and cash flows. These are presented in the following tables.

Back to Contents

Notes to the consolidated financial statements
Year ended July 31, 2006

Restatement of profit and loss account

			Effect of
		UK GAAP	transition	IFRS
Year ended July 31, 2005	Notes	£m	£m	£m

Revenue	(ix)	11,257	(1)	11,256
Cost of sales	(ix)	(8,175)	1	(8,174)

Gross profit		3,082	—	3,082

Distribution costs		(1,930)	—	(1,930)
Administrative expenses: amortization of acquired intangibles	(i)	(43)	37	(6)
Administrative expenses: other	(i)-(v), (viii), (ix)	(455)	(13)	(468)
Administrative expenses: total		(498)	24	(474)
Other operating income		24	—	24

Operating profit		678	24	702

Finance revenue		27	—	27
Finance costs	(ii), (iii), (v), (ix)	(57)	(7)	(64)

Profit before tax		648	17	665

Tax expense	(vii)	(187)	1	(186)

Profit for the period		461	18	479

Restatement of reconciliation of shareholders’ funds

			Effect of
		UK GAAP	transition	IFRS
Year ended July 31, 2005	Notes	£m	£m	£m

Profit for the financial year		461	18	479

Net exchange adjustments offset in reserves	(viii)	60	(3)	57
Cash flow hedges
– net fair value gains	(v)	—	(11)	(11)
Actuarial loss on retirement benefits	(iii)	—	(4)	(4)
Tax credit recognized directly in equity	(vii)	25	9	34

Net gains not recognized in the income statement		85	(9)	76

Total recognized income for the year attributable to shareholders		546	9	555

New share capital subscribed		33	—	33
Purchase of own shares		(19)	—	(19)
Credit to equity for share-based payments	(iv)	—	23	23
Dividends	(vi)	(155)	10	(145)

Net additions to shareholders’ funds		405	42	447
Opening shareholders’ funds		1,902	(48)	1,854

Closing shareholders’ funds		2,307	(6)	2,301

Back to Contents

Notes to the consolidated financial statements
Year ended July 31, 2006

Restatement of balance sheet

			Effect of
		UK GAAP	transition	IFRS
As of July 31, 2005	Notes	£m	£m	£m

Assets
Non-current assets
Intangible assets: goodwill	(i)	866	(51)	815
Intangible assets: other	(i)	—	133	133
Property, plant and equipment	(i), (ii), (ix)	916	(33)	883
Deferred tax asset	(vii)	26	29	55
Trade and other receivables		37	—	37
Financial assets: available for sale investments	(ix)	4	2	6

		1,849	80	1,929

Current assets
Inventories	(ix)	1,705	1	1,706
Trade and other receivables	(iii), (ix)	2,213	(8)	2,205
Financial assets: trading investments		5	—	5
Derivative financial assets	(v)	—	3	3
Financial receivables: construction loans (secured)	(ix)	264	(2)	262
Cash and cash equivalents		381	—	381

		4,568	(6)	4,562

Assets held for sale	(ix)	—	8	8

Total assets		6,417	82	6,499

Liabilities
Current liabilities
Trade and other payables	(ii)-(iv), (vi), (ix)	2,029	(86)	1,943
Current tax payable		70	—	70
Borrowings: construction loans (unsecured)	(ix)	264	(2)	262
Bank loans and overdrafts	(ix)	437	2	439
Obligations under finance leases	(ii)	4	—	4
Derivative financial liabilities	(v)	—	14	14
Provisions		22	—	22
Retirement benefit obligations		17	—	17

		2,843	(72)	2,771

Non-current liabilities
Trade and other payables		18	—	18
Bank loans		1,045	—	1,045
Obligations under finance leases	(ii)	44	14	58
Deferred tax liabilities	(vii)	71	(9)	62
Provisions	(ii), (ix)	57	6	63
Retirement benefit obligations	(iii)	32	149	181

		1,267	160	1,427

Total liabilities		4,110	88	4,198

Net assets		2,307	(6)	2,301

Shareholders’ equity
Called up share capital		148	—	148
Share premium account		241	—	241
Foreign currency translation reserve		—	82	82
Retained earnings		1,918	(88)	1,830

Shareholders’ funds		2,307	(6)	2,301

Back to Contents

Notes to the consolidated financial statements
Year ended July 31, 2006

Restatement of balance sheet

		UK GAAP	Effect of	IFRS
As of August 1, 2004	Notes	£m	transition	£m

Assets
Non-current assets
Intangible assets: goodwill		666	—	666
Intangible assets: other	(i)	—	13	13
Property, plant and equipment	(i), (ii), (ix)	716	3	719
Deferred tax assets	(vii)	34	25	59
Trade and other receivables		34	—	34
Financial assets: available for sale investments	(ix)	2	—	2

		1,452	41	1,493

Current assets
Inventories		1,502	—	1,502
Trade and other receivables	(ix)	1,897	(5)	1,892
Financial assets: trading investments		6	—	6
Financial receivables: construction loans (secured)	(ix)	188	(3)	185
Cash and cash equivalents		291	—	291

		3,884	(8)	3,876

Assets held for sale	(ix)	—	7	7

Total assets		5,336	40	5,376

Liabilities
Current liabilities
Trade and other payables	(ii)-(vi), (ix)	1,701	(77)	1,624
Current tax payable		152	—	152
Borrowings: construction loans (unsecured)	(ix)	188	(3)	185
Bank loans and overdrafts	(ix)	379	3	382
Obligations under finance leases	(ii)	5	3	8
Derivative financial liabilities	(v)	—	1	1
Provisions		26	—	26
Retirement benefit obligations		26	—	26

		2,477	(73)	2,404

Non-current liabilities
Bank loans		832	—	832
Obligations under finance leases	(ii)	22	22	44
Deferred tax liabilities	(vii)	31	(15)	16
Provisions	(ii), (iii)	51	6	57
Retirement benefit obligations	(iii)	21	148	169

		957	161	1,118

Total liabilities		3,434	88	3,522

Net assets		1,902	(48)	1,854

Shareholders’ equity
Called up share capital		146	—	146
Share premium account		200	—	200
Foreign currency translation reserve		—	—	—
Retained earnings		1,556	(48)	1,508

Shareholders’ funds		1,902	(48)	1,854

Back to Contents

Notes to the consolidated financial statements
Year ended July 31, 2006

Restatement of cash flow statement

		Effect of
	UK GAAP	transition	IFRS
Year ended July 31, 2005	£m	£m	£m

Cash flows from operating activities
Cash generated from operations	764	1	765
Interest received	26	—	26
Interest paid	(56)	(1)	(57)
Tax paid	(151)	—	(151)

Net cash generated from operating activities	583	—	583

Cash flows from investing activities
Acquisition of businesses (net of cash acquired)	(406)	—	(406)
Disposals of businesses (net of cash disposed of)	5	—	5
Purchases of property, plant and equipment	(239)	21	(218)
Proceeds from sale of property, plant and equipment	74	—	74
Purchase of intangible assets	—	(21)	(21)
Proceeds from disposal of current asset investments	1	—	1

Net cash used in investing activities	(565)	—	(565)

Cash flows from financing activities
Proceeds from the issue of shares to shareholders	33	—	33
Purchase of shares by Employee Benefit Trusts	(19)	—	(19)
Proceeds from new borrowings	410	—	410
Repayment of borrowings and derivatives	(234)	—	(234)
Finance lease capital payments	(5)	—	(5)
Dividends paid to shareholders	(145)	—	(145)

Net cash generated from financing activities	40	—	40

Net increase in cash, cash equivalents and overdrafts	58	—	58
Effects of exchange rate changes	(26)	—	(26)
Cash, cash equivalents and overdrafts at the beginning of the year	(88)	—	(88)

Cash, cash equivalents and overdrafts at the end of the year	(56)	—	(56)

		Effect of
	UK GAAP	transition	IFRS
Year ended July 31, 2005	£m	£m	£m

Profit for the year	461	18	479
Tax expense	187	(1)	186
Depreciation of property, plant and equipment and amortization of non-acquired intangibles	114	3	117
Profit on disposal of property, plant and equipment	(11)	—	(11)
Amortization of acquired intangibles	43	(37)	6
Net finance costs	30	7	37
Increase in inventories	(55)	(1)	(56)
Decrease in trade and other receivables	(181)	1	(180)
Decrease in trade and other payables	169	(1)	168
Decrease in provisions and other liabilities	7	(7)	—
Share-based payments and other non-cash items	—	19	19

Net cash flow from operating activities	764	1	765

Back to Contents

Notes to the consolidated financial statements
Year ended July 31, 2006

(i)	Intangible assets

Arising on business combinations
Under UK GAAP, goodwill was amortized over its useful economic life, tested for impairment and provided against as necessary. Under IFRS, goodwill is no longer amortized but must be tested for impairment as at August 1, 2004 (the transition date) and at least annually thereafter. Goodwill amortization charged under UK GAAP during the year ended July 31, 2005 has been credited back to the income statement under IFRS.

In addition IFRS requires identifiable intangible assets to be recognized separately on the balance sheet and consequently certain intangible assets, such as contractual customer relationships and trade names, which were previously recorded as part of goodwill under UK GAAP, have been separately recognized as intangible assets under IFRS and amortized over their expected useful lives.

Software
Under UK GAAP, software was included in plant and equipment, and the allocation of its cost over its estimated useful life was charged as depreciation. Under IFRS, only software which is necessary to operate hardware is included in plant and equipment. Other expenditure on software is included in intangible assets, and the allocation of its cost over its estimated useful life is charged as amortization.

Year ended
July 31, 2005
Increase/(decrease) in income statement headings	£m

Administrative expenses: amortization of acquired intangibles	37
Administrative expenses: other	—

Profit for the year	37

	As of July 31, 2005	As of July 31, 2004
Increase/(decrease) in balance sheet headings	£m	£m

Intangible assets: goodwill	(51)	—
Intangible assets: other	133	13
Property, plant and equipment	(31)	(12)

Equity	51	1

(ii)	Leases
IAS 17, “Leases” requires that the land and buildings elements of property leases are considered separately for the purposes of determining whether the lease is a finance or operating lease. The majority of the Group's leased buildings are on short-term leases and, consistent with UK GAAP, are classified as operating leases under IFRS. There are, however, a small number of leases where the building element of the lease has been reclassified as a finance lease based on the criteria set out in IAS 17.

Under UK GAAP, committed rental increases, which could be considered in the same way as inflationary increases and increases due to market comparables, were generally recognized as they arose, and property lease incentives were generally recognized over the period to the first market rent review. Under IFRS, committed rental increases and lease incentives are required to be spread over the entire lease term.

Year ended
July 31, 2005
Increase/(decrease) in income statement headings	£m

Administrative expenses: other	—
Finance costs	(1)

Profit for the year	(1)

	As of July 31, 2005	As of July 31, 2004
Increase/(decrease) in balance sheet headings	£m	£m

Property, plant and equipment	11	24
Trade and other payables (included in current liabilities)	(1)	(1)
Obligations under finance leases: due in less than one year	—	(3)
Obligations under finance leases: due in more than one year	(14)	(22)
Provisions (included in non-current liabilities)	(4)	(4)

Equity	(8)	(6)

Back to Contents

Notes to the consolidated financial statements
Year ended July 31, 2006

(iii)	Post-employment benefits

Under UK GAAP, the Group accounted for post-employment benefits under SSAP 24, “Accounting for pension costs”, whereby the cost of providing defined benefit pensions and post-retirement healthcare benefits was charged against operating profit on a systematic basis with surpluses and deficits arising recognized over the expected average remaining service lives of participating employees. The Group has adopted the amendment to IAS 19, “Employee Benefits” which allows actuarial gains and losses to be charged to equity and, as a result, the net deficit on the Group’s defined benefit pension schemes is carried in full in the Group’s IFRS balance sheet.

Year ended
July 31, 2005
Increase/(decrease) in income statement headings	£m

Administrative expenses: other	8
Finance costs	(7)

Profit for the year	1

Year ended
July 31, 2005
Increase/(decrease) in statement of recognized income and expense headings	£m

Actuarial loss on retirement benefits	(4)

Net gains not recognized in the income statement	(4)

	As of July 31, 2005	As of July 31, 2004
Increase/(decrease) in balance sheet headings	£m	£m

Trade and other receivables	(3)	—
Trade and other payables	—	2
Provisions (included in non-current liabilities)	—	(2)
Retirement benefit obligations (included in non-current liabilities)	(149)	(148)

Equity	(152)	(148)

(iv)	Share-based payments
Under UK GAAP, the cost of awards made under the Group’s employee share schemes was based on the intrinsic value of the awards, with the exception of Save As You Earn schemes for which no cost was recognized. Under IFRS 2, “Share-based Payment”, the cost of employee share schemes, including Save As You Earn schemes, is based on the fair value of the awards, which must be assessed using an option-pricing model. The Group has principally used a binomial model for this purpose.

Generally, for an equity-settled award, the fair value of the award at the grant date is expensed on a straight-line basis over the vesting period, with adjustments being made to reflect expected and actual forfeitures during the vesting period due to failure to satisfy service conditions or achieve non-market performance conditions, such as EPS growth targets. For a cash-settled award, the fair value of the award at each balance sheet date is used to calculate the probable liability of the Group; changes in this liability from the opening to closing balance sheet are charged or credited to the income statement.

Year ended
July 31, 2005
Increase/(decrease) in income statement headings	£m

Administrative expenses: other	(21)

Profit for the year	(21)

Year ended
July 31, 2005
Increase/(decrease) in statement of changes in shareholders’ equity headings	£m

Credit to equity for share-based payments	23

Net additions to shareholders’ funds	23

	As of July 31, 2005	As of July 31, 2004
Increase/(decrease) in balance sheet headings	£m	£m

Trade and other payables	(12)	(14)

Equity	(12)	(14)

Back to Contents

Notes to the consolidated financial statements
Year ended July 31, 2006

(v)	Derivatives and hedge accounting
The Group uses derivative contracts to manage its economic exposure to movements in interest rates and currency exchange rates. Under UK GAAP, such derivative contracts were not recognized as assets and liabilities on the balance sheet and gains or losses arising on them were not recognized until the hedged item had itself been recognized in the financial statements.

Under IFRS, all derivative financial instruments are accounted for at fair market value whilst other financial instruments are accounted for either at amortized cost or at fair value depending on their classification. Subject to stringent criteria, derivative financial instruments, financial assets and financial liabilities may be designated as forming hedge relationships as a result of which fair value changes are offset in the income statement or charged/credited to equity depending on the nature of the hedge relationship. Hedge accounting has been applied to the Group’s interest rate swaps (which are hedging floating rate debt) and foreign currency financial instruments (which are hedging the net assets of the Group’s foreign operations).

Year ended
July 31, 2005
Increase/(decrease) in income statement headings	£m

Administrative expenses: other	(1)
Finance costs	1

Profit for the year	—

Year ended
July 31, 2005
Increase/(decrease) in statement of recognized income and expense headings	£m

Cash flow hedges: net fair value losses	(11)

Net gains not recognized in the income statement	(11)

	As of July 31, 2005	As of July 31, 2004
Increase/(decrease) in balance sheet headings	£m	£m

Derivative financial assets	3	—
Derivative financial liabilities	(14)	(1)

Equity	(11)	(1)

(vi)	Post balance sheet events

Under UK GAAP, dividends were recognized in the period to which they related. IAS 10, “Events after the Balance Sheet Date” requires that dividends declared or approved after the balance sheet date should not be recognized as a liability at that balance sheet date as the liability does not represent a present obligation as defined by IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”.

	As of July 31, 2005	As of July 31, 2004
Increase/(decrease) in balance sheet headings	£m	£m

Trade and other payables	104	94

Equity	104	94

Year ended
July 31, 2005
Increase/(decrease) in statement of changes in shareholders’ equity headings	£m

Dividends	10

Net additions to shareholders’ funds	10

(vii)	Taxation
Under UK GAAP, deferred tax was provided on timing differences between the accounting and taxable profit (an income statement approach). Under IFRS, deferred tax is provided on temporary differences between the book carrying value and tax base of assets and liabilities (a balance sheet approach). As a result, the Group's IFRS balance sheet includes an additional deferred tax liability in respect of fair value property revaluations on acquisitions and property roll-over gains.

In addition, deferred tax has been recognized on the adjustments between UK GAAP and IFRS with the majority of the net deferred tax asset relating to the adjustments for share options and post-employment benefits (reflecting the substantially increased defined benefit liability under IFRS).

Back to Contents

Notes to the consolidated financial statements
Year ended July 31, 2006

Year ended
July 31, 2005
Increase/(decrease) in income statement headings	£m

Income tax expense	1

Profit for the year	1

	As of July 31, 2005	As of July 31, 2004
Increase/(decrease) in balance sheet headings	£m	£m

Deferred tax assets	29	25
Deferred tax liabilities	9	15

Equity	38	40

Year ended
July 31, 2005
Increase/(decrease) in statement of recognized income and expense headings	£m

Tax credit recognized directly in equity	9

Net gains not recognized in the income statement	9

(viii)	Foreign exchange gains and losses
A small number of the Group’s subsidiary companies have changed their functional currency in order to comply with the more stringent functional currency requirements of IAS 21, “The Effects of Changes in Foreign Exchange Rates” which requires companies that are acting on behalf of the parent company to have the same functional currency as the parent company. As a result, some foreign exchange differences arising in these companies have been recorded in the Group’s income statement under IFRS rather than in equity, as required under UK GAAP.

Year ended
July 31, 2005
Increase/(decrease) in income statement headings	£m

Administrative expenses: other	3

Profit for the year	3

Year ended
July 31, 2005
Increase/(decrease) in statement of recognized income and expense headings	£m

Net exchange adjustments offset in reserves	(3)

Net gains not recognized in the income statement	(3)

(ix)	Other adjustments
	•	The Group holds invoiced products on its premises for later collection by customers: under UK GAAP such products are generally treated as sold, while under IFRS they are held in inventory.
	•	Available-for-sale financial assets are stated at historical cost under UK GAAP, but at fair value under IFRS.
	•	Assets held for sale are shown in a single balance sheet caption under IFRS, but under UK GAAP are included in property, plant and equipment, trade and other receivables or, where they arise out of foreclosed loans, in construction loans receivable.
	•	Under IFRS, holiday pay is accrued over the period when employees render the service that increases their entitlement to paid leave. Under UK GAAP, there is no requirement to adjust salary costs to reflect the timing when such benefits are taken.

Back to Contents

Notes to the consolidated financial statements
Year ended July 31, 2006

Year ended
July 31, 2005
Increase/(decrease) in income statement headings	£m

Revenue	(1)
Cost of sales	1
Administrative expenses: other	(2)
Finance costs	—

Profit for the year	(2)

	As of July 31, 2005	As of July 31, 2004
Increase/(decrease) in balance sheet headings	£m	£m

Property, plant and equipment	(13)	(9)
Financial assets: available-for-sale investments (included in non-current assets)	2	—
Inventories	1	—
Trade and other receivables	(5)	(5)
Construction loans receivable (secured)	(2)	(3)
Assets held for sale	8	7
Trade and other payables	(5)	(4)
Borrowings: construction loans (unsecured)	2	3
Bank loans and overdrafts	(2)	(3)
Provisions (included in non current liabilities)	(2)	—

Equity	(16)	(14)

Back to Contents

Notes to the consolidated financial statements
Year ended July 31, 2006

44.	Summary of significant differences between International Financial Reporting Standards and accounting principles generally accepted in the United States

The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (“IFRS”), which differ in certain significant respects from generally accepted accounting principles in the United States (“US GAAP”). Such differences involve methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP.

There are no significant differences between IFRS as adopted for use in the EU and full IFRS as published by the International Accounting Standards Board (“IASB”), as applied to the Group.

The following is a summary of the material adjustments to consolidated profit for the financial year and consolidated shareholders’ funds that would have been required in applying the significant differences between IFRS and US GAAP.

		Year ended July 31,

		2006		2005
Reconciliation of consolidated profit for the financial year	Note	£m		£m

Profit for the financial year under IFRS		537		479
US GAAP adjustments:
Amortization of intangible assets	(i)	(8)		(3)
Pensions	(iv)	(13)		(15)
Deferred taxation	(v)	13		(2)
Share based payments	(vi)	1		(5)
Leases	(vii)	(12)		(19)
Other adjustments	(viii)	1		(7)
Taxation effect of US GAAP adjustments	(v)	7		16

Profit for the year before cumulative effect of accounting change		526		444

Cumulative effect of change in accounting principle	(vi)	(18)		—
Tax effect of change in accounting principle		2		—

Profit for the financial year under US GAAP		510		444

Presentation of earnings per share under US GAAP	(ix)
Basic earnings per share before cumulative effect of accounting change		88.91	p	75.61	p
Cumulative effect of accounting change, net of tax		(2.70	)p	—

Basic earnings per share		86.21	p	75.61	p

Diluted earnings per share before cumulative effect of accounting change		88.10	p	74.94	p
Cumulative effect of accounting change, net of tax		(2.68	)p	—

Diluted earnings per share		85.42	p	74.94	p

Weighted average shares outstanding (millions)		592		587
Dilutive effect of stock options (millions)		5		5

Weighted average shares outstanding assuming dilution (millions)		597		592

Back to Contents

Notes to the consolidated financial statements
Year ended July 31, 2006

		Year ended July 31,

		2006	2005
Reconciliation of consolidated shareholders’ funds	Note	£m	£m

Shareholders’ funds under IFRS		2,592	2,301
US GAAP adjustments:
Goodwill	(i)	170	174
Intangible assets	(ii)	82	94
Contingent consideration	(iii)	19	31
Pensions	(iv)	96	88
Deferred taxation	(v)	13	7
Share based payments	(vi)	(23)	12
Leases	(vii)	(15)	(2)
Other adjustments	(viii)	8	7
Taxation effect of US GAAP adjustments	(v)	(73)	(99)

Total US GAAP adjustments		277	312

Shareholders’ funds under US GAAP		2,869	2,613

A summary of the principal differences between IFRS and US GAAP, and additional disclosures under US GAAP applicable to the Group, are set out below:

(i)	Goodwill
On transition to IFRS, the amount of goodwill at August 1, 2004 is the previous carrying amount under UK GAAP. Under IFRS goodwill is no longer amortized but tested annually for impairment.

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

Under US GAAP prior to August 1, 2002, goodwill arising on acquisitions prior to July 1, 2001 was capitalized and amortized over its estimated useful life, not exceeding 40 years. Following implementation of SFAS 142, “Goodwill and Other Intangible Assets,” goodwill is no longer amortized, but is reviewed at least annually for impairment.

The Group completed the required impairment tests under both IFRS and US GAAP during 2006, which indicated that no impairment charge was required under either set of accounting principles.

A roll-forward of goodwill in total and by reportable segment accounted for under US GAAP for 2006 and 2005 is as follows:

		North
	Europe	America	Total
	£m	£m	£m

Balance at August 1, 2004	426	429	855
Additions	44	87	131
Disposals	1	(3)	(2)
Foreign exchange movements	18	(13)	5

Balance at July 31, 2005	489	500	989
Additions	229	160	389
Foreign exchange movements	(4)	(31)	(35)

Balance at July 31, 2006	714	629	1,343

Back to Contents

Notes to the consolidated financial statements
Year ended July 31, 2006

			Central
	UK and Ireland	France	Europe	Europe
	£m	£m	£m	£m

Balance at August 1, 2004	202	164	60	426
Additions	35	7	2	44
Disposals	1	—	—	1
Foreign exchange movements	2	11	5	18

Balance at July 31, 2005	240	182	67	489
Additions	199	19	11	229
Foreign exchange movements	(1)	(2)	(1)	(4)

Balance at July 31, 2006	438	199	77	714

	US Plumbing	US Building		North
	and Heating	Materials	Canada	America
	£m	£m	£m	£m

Balance at August 1, 2004	188	179	62	429
Additions	26	58	3	87
Disposals	(2)	(1)	—	(3)
Foreign exchange movements	(12)	(9)	8	(13)

Balance at July 31, 2005	200	227	73	500
Additions	56	99	5	160
Foreign exchange movements	(15)	(17)	1	(31)

Balance at July 31, 2006	241	309	79	629

Back to Contents

Notes to the consolidated financial statements
Year ended July 31, 2006

(ii) Intangible assets from business combinations

Under IFRS, the accounting for business combinations prior to transition to IFRS has not been revisited. Therefore intangible assets arising in respect of acquisitions prior to the transition date of August 1, 2004, previously recognized under US GAAP, have not been recognized under IFRS and remain within goodwill.

The intangible assets arising on business combinations under US GAAP for 2006 and 2005 can be analyzed as follows:

	Gross carrying	Accumulated
	amount	amortization	Net book value
	£m	£m	£m

Customer relationships	378	58	320
Trademarks	54	11	43
Licensing agreements	11	4	7
Other	34	28	6

As of July 31, 2006	477	101	376

Customer relationships	172	16	156
Trademarks	30	6	24
Licensing agreements	11	3	8
Other	31	24	7

As of July 31, 2005	244	49	195

Intangible assets arising on business combinations are being amortized over their useful lives, which range from one to 25 years.

£m

Actual aggregate amortization expense
– For the year ending July 31, 2005	13
– For the year ending July 31, 2006	56
Estimated aggregate amortization expense
– For the year ending July 31, 2007	67
– For the year ending July 31, 2008	58
– For the year ending July 31, 2009	50
– For the year ending July 31, 2010	42
– For the year ending July 31, 2011	35

Weighted average period of amortization

The weighted average periods of amortization of intangible assets acquired in the fiscal years ended July 31, 2006 and 2005 are as follows:

	Year ended July 31, 2006
		Weighted
		average
		amortization
	Amount	period
Class	£m	Years

Customer relationships	220	11.8
Trademarks	26	7.1
Other	5	2.7

	251	11.1

Back to Contents

Notes to the consolidated financial statements
Year ended July 31, 2006

	Year ended July 31, 2005
		Weighted
		average
		amortization
	Amount	period
Class	£m	Years

Customer relationships	87	10.3
Trademarks	14	9.4
Other	7	4.1

	108	11.1

(iii) Contingent purchase consideration

Under IFRS, contingent purchase consideration is recorded as part of the purchase cost at the date of acquisition if it is reliably measurable and probable. Under US GAAP, this cost is not recognized until the contingency is resolved and the amount determinable.

(iv) Pensions

Under IFRS, pension costs are accounted for in accordance with IAS 19 (revised 2004). Under US GAAP, pension costs comprise the estimated cost of benefits accruing in the period as determined in accordance with SFAS 87, “Employers’ Accounting for Pensions”, and SFAS 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Plans and for Termination Benefits.”

Under IFRS, actuarial gains and losses, which represent differences between the expected and actual returns on the plan assets and the effect of changes in actuarial assumptions, are recognized in full in the statement of recognized income and expense in the period in which they occur. The defined benefit liability or asset recognized in the balance sheet comprises the net total for each plan of the present value of the benefit obligation at the balance sheet date, less any past service costs not yet recognized, less the fair value of the plan assets, if any, at the balance sheet date. Where a plan is in surplus, the asset recognized is limited to the amount of any unrecognized past service costs and the present value of any amount which the Group expects to recover by way of refunds or a reduction in future contributions.

Under US GAAP, the annual pension cost comprises the estimated cost of benefits accruing in the period as determined in accordance with SFAS 87, “Employers’ Accounting for Pensions.” SFAS 87 requires the use of the projected unit credit actuarial method for determining defined benefit pension costs and provides for the deferral of actuarial gains and losses (in excess of a specified corridor) that result from changes in assumptions or actual experience.

SFAS 132, “Employers’ Disclosure about Pensions and Other Post-Retirement Benefits”, requires disclosure of the components of net periodic pension cost and the funded status of the pension plans.

The components of net periodic pension cost for all Group-sponsored defined benefit plans are as follows:

	Year ended July 31,

	UK Plans		Non-UK Plans

	2006	2005	2006	2005
	£m	£m	£m	£m

Service cost	15	12	5	5
Interest cost	27	26	9	8
Expected return on plan assets	(29)	(22)	(7)	(6)
New entrants’ prior service cost	—	—	—	1
Amortization of unrecognized net loss	12	12	1	1
Curtailments and settlements	—	—	(6)	1

Net periodic pension cost	25	28	2	10

Back to Contents

Notes to the consolidated financial statements
Year ended July 31, 2006

The following table sets out the benefit obligation and plan assets of the UK pension plans in accordance with US GAAP:
	UK Plans as of July 31,

	2006	2005
	£m	£m

Change in benefit obligation:
Benefit obligation at beginning of year	527	460
Service cost	15	12
Interest cost	27	26
Plan participants’ contribution	8	6
Acquisition	28	—
Actuarial loss/(gain)	30	35
Benefits paid	(16)	(12)

Benefit obligation at end of year	619	527

Change in plan assets:
Fair value of plan assets at beginning of year	409	326
Actual return on plan assets	59	69
Employer contribution	24	20
Plan participants’ contribution	8	6
Acquisition	17	—
Benefits paid	(16)	(12)

Fair value of plan assets at end of year	501	409

Funded status	(118)	(118)
Unrecognized net actuarial loss	142	154

Prepaid pension cost	24	36

Net amount recognized
Amounts recognized in the balance sheet:
Prepaid pension cost	36	36
Accrued pension cost	(66)	(84)
Accumulated other comprehensive loss	54	84

Net amount recognized	24	36

Estimated future benefit payments
Year ended July 31,
2007		13
2008		13
2009		13
2010		14
2011		15
Years from August 1, 2011 to July 31, 2016		82

The Group expects to contribute £23 million to the UK pension plans in the year ending July 31, 2007.

Back to Contents

Notes to the consolidated financial statements
Year ended July 31, 2006

The following table sets out the benefit obligation and plan assets of the non-UK pension plans in accordance with US GAAP:

	Non-UK Plans as of July 31,

	2006	2005
	£m	£m

Change in benefit obligation:
Benefit obligation at beginning of year	181	127
Change due to remeasurement	3	3
Amendments	1	—
Service cost	5	5
Interest cost	9	8
Settlements and curtailments	(6)	1
Member contributions	1	1
Actuarial (gain)/loss	(5)	18
Acquisition and reclassification	3	19
Benefits paid	(6)	(10)
Exchange rate fluctuation	(4)	9

Benefit obligation at end of year	182	181

Change in plan assets:
Fair value of plan assets at beginning of year	105	73
Actual return on plan assets	7	10
Employer contribution	6	10
Member contributions	1	1
Acquisition	—	16
Transfers	1	—
Benefits paid	(6)	(10)
Exchange rate fluctuation	(2)	5

Fair value of plan assets at end of year	112	105

Funded status	(70)	(76)
Business combinations	1	—
Unrecognized net actuarial loss	13	19
Unrecognized prior service cost	2	3

Accrued pension cost	(54)	(54)

Amounts recognized in the balance sheet consist of:
Prepaid pension cost	3	3
Accrued pension cost	(67)	(70)
Intangible asset	2	1
Accumulated other comprehensive loss	8	12

Net amount recognized	(54)	(54)

Back to Contents

Notes to the consolidated financial statements
Year ended July 31, 2006

Estimated future benefit payments
£m

Year ended July 31,
2007	17
2008	9
2009	8
2010	8
2011	9
Years from August 1, 2011 to July 31, 2016	53

The Group expects to contribute £15 million to the non-UK pension plans in the year ending July 31, 2007.

The accumulated benefit obligation for all defined benefit plans was £691 million (2005: £579 million). The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the plans with accumulated benefit obligations in excess of plan assets were £758 million, £653 million and £569 million, respectively, as of July 31, 2006 (2005: £667 million, £579 million and £474 million).

The amount included within other comprehensive income for the year ended July 31, 2006 arising from a change in the additional minimum liability recognized is a credit of £31 million (2005: £17 million).

Assumptions used to determine the pension cost for the defined benefit plans under US GAAP were as follows:

	Year ended July 31,

	UK Plan		Non-UK Plans

	2006	2005	2006	2005

Discount rate	5.1%	5.0%	5.1%	5.1%
Expected return on plan assets	6.5%	6.9%	6.6%	6.2%
Rate of compensation increase	4.6%	*3.3%	2.4%	2.5%

* In addition, a promotional salary scale was added to the salary increase assumption as of July 31, 2005. This was equivalent to an overall increase of 1.5% per annum.

The assumed discount rates were determined by benchmarking from published long-term bond indices at a maturity appropriate to the anticipated timing and amount of expected benefit payments.

The Group also sponsors defined contribution pension plans covering employees. Contributions are recognized as paid and amounted to approximately £28 million and £19 million during the years ended July 31, 2006 and 2005, respectively.

(v) Deferred taxation
Under IFRS and US GAAP, deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. There is a difference in the definition of tax basis between IFRS and US GAAP, which gives rise to an additional deferred tax liability under IFRS. Under IFRS, deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction, other than a business combination, that at the time of the transaction affects neither accounting nor taxable profit or loss.

Under US GAAP, a valuation allowance is established against deferred tax assets when it is more likely than not that some portion or all of these will not be realized. Under IFRS it is recognized net.

Back to Contents

Notes to the consolidated financial statements
Year ended July 31, 2006

Under IFRS the deferred tax asset in relation to share based payments is based upon the intrinsic value of the share option and is adjusted at every year end to reflect changes in the share price valuation, as well as pre-vesting forfeitures, change in tax rate, relocation of employees, or changes in tax legislation. If the cumulative estimated tax deduction – either during vesting or on exercise – exceeds the “book expense” tax deduction, the difference is credited to equity.

Under US GAAP this asset is based upon the fair value expensed under SFAS 123R and only adjusted for pre-vesting forfeitures, change in tax rate, relocation of employees, or changes in tax legislation. If the final tax deduction exceeds book expense (“windfall”), the difference is credited to additional paid-in capital. If the final tax deduction is less than book expense (“shortfall”), the difference is included in additional paid-in capital to the extent there have been previous windfalls credited; otherwise the difference is recorded in the income statement.

The tax effects of temporary differences that give rise to significant deferred tax assets and liabilities under US GAAP are as follows:

	2006	2005
	£m	£m

Deferred tax assets:
Accounts receivable	1	12
Inventory	5	23
Property, plant and equipment	—	4
Intangible assets	1	1
Pensions	40	38
Loss carryforwards	51	33
Stock options	9	5
Derivatives	—	3
Purchase incentive volume rebates	—	3
Leases	1	6
Bank loans and overdrafts	3	—
Trade and other payables	21	6
Other	3	—

Total deferred tax assets	135	134

Deferred tax liabilities:
Accounts receivable	(13)	—
Inventory	(9)	(64)
Property, plant and equipment	(42)	(32)
Goodwill and intangible assets	(100)	(86)
Purchase volume incentive rebates	(51)	(21)
Derivatives	(2)	—
Capitalized interest	(2)	—
Other	(5)	(2)

Total deferred tax liabilities	(224)	(205)

	(89)	(71)
Valuation allowance	(43)	(27)

Net deferred tax liability	(132)	(98)

Deferred taxes are classified as follows:
	2006	2005
	£m	£m

Current	(68)	(41)
Non-current	(64)	(57)

	(132)	(98)

Back to Contents

Notes to the consolidated financial statements
Year ended July 31, 2006

Recognized deferred tax assets are based upon the expected future utilization of tax loss carry forwards and the reversal of other temporary differences. The tax loss carry forwards do not expire, and there are no current restrictions on their utilization. For financial reporting purposes, the Group has recognized a valuation allowance for those benefits for which realization does not meet the “more likely than not” criterion. The valuation allowance has increased by £16 million in the year ended July 31, 2006, because of an increase in the level of capital losses and overseas tax credits the realization of which is uncertain. No provision has been made in respect of unremitted foreign earnings because they are intended to be permanently reinvested, and accordingly no tax has been calculated on these amounts..

Profit before tax on an IFRS basis can be analyzed as follows:
	2006	2005
	£m	£m

United Kingdom	181	241
Overseas	588	424

Total profit before tax	769	665

(vi)	Share based payments

Under the transition provisions of IFRS, the Group has elected to apply IFRS2 “Share-based Payment” retrospectively only to equity-settled awards that had not vested as at August 1, 2004 and were granted on or after November 7, 2002 and cash-settled awards that had not vested as at August 1, 2004. Under US GAAP, the Group adopted SFAS 123 (Revised), “Share Based Payments” with effect from August 1, 2005 using a modified prospective transition method, and the Group’s prior periods have not been restated to reflect, and do not include the impact of, SFAS 123 (R). Under SFAS 123 (R), share based compensation expense is recognized during the period based on the portion of share based payments awards that is ultimately expected to vest during the period.

The Group operates a number of plans which are defined within note 29. The Executive Option Schemes are subject to a condition such that they may not be exercised unless the growth in earnings per share over a period of three consecutive fiscal years exceeds growth in the UK Retail Price Index over the same period by at least 9% (for options granted in and after December 1997). Under IFRS such options are treated as equity-settled.

For the fiscal year ended July 31, 2005, the Group was accounting for the Executive Option Schemes under SFAS 123, “Accounting for Stock Based Compensation.” The condition described above was regarded as a performance condition, and such options were also treated as equity-settled. On application of SFAS 123 (R), the condition is not regarded as a performance condition, as the performance target is set by reference to an index, rather than being fixed at the date of award. As the condition is not a service or market condition either, the options are accounted for as liabilities under US GAAP, and revalued at every reporting date until the option has vested.

Under SFAS 123, the cumulative cost recorded up to July 31, 2005 in respect of executive options was £11 million. Under SFAS 123 (R), £18 million has been charged in the year ended July 31, 2006 in respect of the cumulative effect of a change in accounting principle. Under SFAS 123 (R), the charge in the year ended July 31, 2006 in respect of executive options is £12 million.

Additional disclosures

The total expense in respect of share based payments in the year ended July 31, 2006 was £41 million (2005: £27 million), the tax benefit of which was £2 million (2005: charge of £3 million). The effect of the transition to SFAS 123 (R) has been to reduce income from continuing operations and income before taxes by £20 million, to reduce net income by £19 million, to reduce basic earnings per share by 3.17p, of which 2.70p relates to the cumulative effect of the change in accounting principle, and to reduce diluted earnings per share by 3.14p, of which 2.68p relates to the cumulative effect of the change in accounting principle. There is no impact on cash flows.

As at July 31, 2006, the compensation cost related to non-vested equity-accounted awards expected to be recognized in future periods was £9 million, and the weighted average period over which this cost was expected to be recognized was 1.6 years.

During the year ended July 31, 2006, cash proceeds of £31 million (2005: £33 million) were received from the exercise of share options, of which the tax benefit recognized through equity was £4 million (2005: £4 million). Cash of £17 million (2005: £10 million) was used to settle share based liabilities.

All options exercised during the year ended July 31, 2006 were satisfied by the issue of new shares.

Back to Contents

Notes to the consolidated financial statements
Year ended July 31, 2006

(vii)	Sale and leaseback accounting
Under IFRS, in a sale and leaseback transaction where the leaseback is recognized as an operating lease, and the sale price equals fair value, the profit or loss on the sale should be recognized immediately. Under US GAAP, in general, the gains or losses on disposal of the properties are deferred and amortized over the term of the operating lease.

(viii)	Other adjustments
Restructuring costs
Under IFRS, a provision for restructuring costs is recognized only when a present obligation (legal or constructive) exists as a result of a past event; it is probable that a transfer of economic benefits will be required to settle the obligation; and a reliable estimate can be made of the amount of the obligation.

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

Capitalized interest
Under IFRS, the Group has chosen not to capitalize interest on specific or general borrowings to finance the construction of certain property, plant and equipment. Under US GAAP, this interest is capitalized. The amount of interest capitalized is based on a weighted average method considering the general borrowings outstanding during the period.

Employers’ payroll taxes in respect of share based payments
Under IFRS, employers’ social security liability arising from share-based payment transactions is recognized over the same period or periods as the share-based payment charge. Under US GAAP, employers’ payroll taxes due on the exercise of share options are recognized as an expense when the liability arises, which is generally at the option’s exercise date.

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

Back to Contents

Notes to the consolidated financial statements
Year ended July 31, 2006

(x)	Other disclosures required by US GAAP

Segmental Analysis
Under IFRS, the Group discloses North America as a single geographical segment. Under US GAAP, US Plumbing and Heating, US Building Materials and Canada are distinct reportable segments.

Additional analysis of segment assets and liabilities and additions to and the depreciation of property, plant and equipment and intangible assets under IFRS for the years ended July 31, 2006 and 2005 is as follows:

	US Plumbing		US Building	North
	and Heating	Canada	Materials	America
	£m	£m	£m	£m

Segment assets
Year ended July 31, 2006	2,335	301	1,611	4,247

Year ended July 31, 2005	1,906	265	1,299	3,470

Segment liabilities
Year ended July 31, 2006	765	93	631	1,489

Year ended July 31, 2005	614	108	519	1,241

Depreciation of property, plant and equipment
Year ended July 31, 2006	43	3	26	72

Year ended July 31, 2005	30	2	17	49

Amortization of non-acquired intangibles
Year ended July 31, 2006	1	—	—	1

Year ended July 31, 2005	1	—	—	1

Amortization of acquired intangibles
Year ended July 31, 2006	9	—	24	33

Year ended July 31, 2005	2	—	1	3

Additions to goodwill
Year ended July 31, 2006	56	5	104	165

Year ended July 31, 2005	22	2	54	78

Additions to acquired intangible assets
Year ended July 31, 2006	51	5	106	162

Year ended July 31, 2005	16	1	66	83

Additions to non-acquired intangible assets
Year ended July 31, 2006	3	—	—	3

Year ended July 31, 2005	2	—	—	2

Additions to property, plant and equipment
Year ended July 31, 2006	149	5	63	217

Year ended July 31, 2005	100	5	29	134

Back to Contents

Notes to the consolidated financial statements
Year ended July 31, 2006

Pro forma information (unaudited)
The following unaudited pro forma information presents the results of operations of the Group under IFRS as if the fiscal 2006 and 2005 acquisitions had occurred on August 1, 2004.

	Year ended July 31,

	2006		2005
	(unaudited)		(unaudited)

Sales (£m)	14,940		13,148

Net profit (£m)	575		548

Basic earnings per share	97.07	p	93.28	p

Diluted earnings per share	96.09	p	92.53	p

The unaudited pro forma information has been prepared for comparative purposes only and excludes certain adjustments, such as amortization expense and interest expense related to the acquisitions. The pro forma results do not necessarily represent the results of operations that would have occurred if the acquisitions had been effective at the beginning of fiscal 2005, nor are they necessarily indicative of future results.

During 2006 goodwill arising on acquisitions was £387 million. Of that total amount, £97 million is expected to be deductible for tax purposes.

Operating profit
The following table reconciles operating profit under IFRS to US GAAP:

	Year ended July 31,

	2006	2005
	£m	£m

Operating profit under IFRS	834	702
US GAAP adjustments, excluding capitalized interest and taxes	(51)	(63)

Operating profit under US GAAP	783	639

Provisions
Under US GAAP, provisions arising in respect of an acquired business can be discounted, but subsequent adjustments to the provision should be recorded gross, although they relate to changes in the estimated cost of settling liabilities incurred prior to acquisition. Provisions for liabilities arising in respect of continuing businesses should be recorded gross. Accordingly, the provision for asbestos litigation as reported under US GAAP would be £51 million (2005: £52 million), of which £43 million (2005: £44 million) is an undiscounted amount with the balance representing a discounted amount. This liability is fully covered by insurance, and accordingly an equivalent insurance receivable would be recorded.

Taxation
 The taxation effects of US GAAP adjustments, including the taxation effect of the change in accounting principle, comprised £22 million credited to net income and £1 million charged to other comprehensive income in the year ended July 31, 2006.

Back to Contents

Notes to the consolidated financial statements
Year ended July 31, 2006

Debt
US GAAP requires disclosure of the maturity of long-term debt in each of the five years following the end of the financial year. The following is a summary of the Group’s debt maturity as of July 31, 2006:

Due in the year ending July 31:	£m

2007	68
2008	35
2009	175
2010	108
2011	120
Thereafter	1,646

Total	2,152

The Group has given certain covenants to lenders in connection with credit facilities totaling £2,944 million. They relate mainly to maintaining a level of tangible net worth, total borrowings, interest cover and net debt to earnings before interest, taxes, depreciation and amortization. The Group was in compliance with all such covenants as of July 31, 2006.

Capital and operating lease commitments
The Group leases property, buildings and plant, machinery and equipment under capital and operating lease agreements, which are subject to various renewal options and escalation clauses. The following is a summary as of July 31, 2006 of the future minimum lease payments under these agreements:

	Capital	Operating
	leases	leases
Year ending July 31:	£m	£m

2007	24	199
2008	19	173
2009	13	146
2010	10	119
2011	8	95
Thereafter	28	372

Total minimum lease payments	102	1,104

Less interest element	(27)

Present value of net minimum lease payments	75

Consolidated statement of cash flows
Under both IFRS and US GAAP, cash flows are classified under operating activities, investing activities and financing activities. Under IFRS, cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less and bank overdrafts. Under US GAAP, cash and cash equivalents does not include bank overdrafts. Therefore, under US GAAP, the net increase in cash and cash equivalents would have been reduced by £313 million (2005: increased by £58 million).

Back to Contents

Notes to the consolidated financial statements
Year ended July 31, 2006

New Accounting Developments under US GAAP

In February 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 155 “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140”. For periods beginning after 15 September 2006, this statement
•	Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation

•	Clarifies which interest-only strips and principal-only strips are not subject to the requirements of FAS 133

•	Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation

•	Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives

•	Amends FAS 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument

The adoption of SFAS No. 155 is not expected to have a material effect on the results or net assets of the Group.

In March 2006, the FASB issued SFAS No. 156 “Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140”, which amends FASB Statement No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, with respect to the accounting for separately recognized servicing assets and servicing liabilities. The adoption of SFAS No. 156 is not expected to have a material effect on the results or net assets of the Group.

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109”. For periods beginning after 15 December 2006, this interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. It is not yet possible to estimate the effect on the results or net assets of the Group of the adoption of FIN 48.

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements”. For periods beginning after November 15, 2007 this Statement defines fair value, establishes a framework for measuring fair value where that measurement attribute is permitted or required by other accounting pronouncements, and expands disclosures about fair value measurements, but does not require any new fair value measurements. It is not yet possible to estimate the effect on the results or net assets of the Group of the adoption of SFAS No. 157.

In September 2006, the FASB issued SFAS No 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R).” As of the end of any fiscal period ending on or after December 15, 2006, this Statement requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. Had SFAS No. 158 applied to the Group as of July 31, 2006, the impact would have been to increase the liability in respect of underfunded defined benefit postretirement plans by £95 million, and to increase the deferred tax asset by £29 million. The consequent reduction in the Group’s net assets of £66 million would have been charged to other comprehensive income.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” With immediate effect, this Bulletin requires that, in order to assess whether a misstatement is sufficiently material to require adjustment, a registrant should consider the amount of misstatement of both the current year income statement and of the closing balance sheet, and assess whether either approach results in a material misstatement. The adoption of SAB No. 108 is not expected to have a material effect on the results or net assets of the Group.

Back to Contents

Acquisitions completed during the year

Country of
Name	Date	incorporation

Sudbury Valve Fitting & Control Ltd.	August 2005	Canada
Park Supply	August 2005	USA
S & S Fabrication & Supply Co.	August 2005	USA
HGH Plumbing Supplies Limited	September 2005	UK
Contractors Field Products, Inc.	September 2005	USA
Economy Heating & Plumbing Supply Co., Inc.	September 2005	USA
Endries Incorporated & Endries International Inc.	September 2005	USA
Centratec N.V.	October 2005	Belgium
Encon Limited	October 2005	UK
William Wilson Holdings Limited	October 2005	UK
Cammillia Valley Supply	October 2005	USA
Seigles, Inc.	October 2005	USA
John H. Frischkorn Jr., Incorporate	November2005	USA
Canyon Drive Lumber, LP	November 2005	USA
LAB Distributing, Inc.	November 2005	USA
Mobile Supply Company, Inc.	November 2005	USA
SAS MCSO	December 2005	France
South Tahoe Plumbing Supply	December 2005	USA
SAS Charpentes Calonge	January 2006	France
SAS Bigmat Boismat	January 2006	France
Friosol AG	January 2006	Switzerland
Colgan Distributors, Inc. and Colgan Cabinets, Inc.	January 2006	USA
Can-Con Industries Inc.	February 2006	Canada
SA Alain Carrelages	February 2006	France
Universal Supply Company, Inc.	February 2006	USA
Central Georgia Plumbing Supply Co., Inc.	February 2006	USA
SAS Centrale Reolaise des Bois	March 2006	France
SAS A+ (Centrale des Materiaux)	March 2006	France
Hermann Frei	March 2006	Switzerland
Nevill Long Limited	March 2006	UK
K & A Lumber Company, Inc.	March 2006	USA
Indiana Plumbing Supply Oc., Inc.	March 2006	USA
Alamo Pipe and Supply Company	March 2006	USA
SAS DAFI	April 2006	France
K & R Building Supplies Limited	April 2006	UK
AC Electrical Holdings Limited	April 2006	UK
MDJ Inc.	April 2006	USA
Pipe Products, Inc.	April 2006	USA
Davis Homes LLC - Wholesale Division	April 2006	USA
Davies Water Equipment Co. Of Wisconsin, Inc.	April 2006	USA
SA Borgetto Materiaux	May 2006	France
Ivybridge Building Supplies Limited	May 2006	UK
Brandon Hire plc	May 2006	UK
Efficient Enterprises Inc. Group	May 2006	USA
Central Lighting, Inc.	May 2006	USA
Central Supply Company, Inc.	May 2006	USA
Supply North Central Group, Inc.	May 2006	USA
Davidson Electric Wholesale Supply, Inc.	June 2006	USA
Coleman Floor Company, Inc.	June 2006	USA
Marmon Keystone Anbuma N.V.	July 2006	Belgium
Larivière	July 2006	France
SARL Depont Materiaux	July 2006	France
Martin Architectural Products, LLC	July 2006	USA